GDH 廣南(集團)有限公司
香港皇后大道東24-32號金鐘匯中心22樓
GUANGNAN (HOLDINGS) LIMITED
22/F. Tesbury Centre, No. 24-32, Queen's Road East, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

[redacted]

09045233

19 January 2009 **By Courier**

The U.S. Securities and Exchange Commission — Exemption No. 82-5425
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D. C. 20549
U.S.A.

SUPPL

Dear Sirs,

PROCESSED
FEB 03 2009
THOMSON REUTERS

Re: Guangnan (Holdings) Limited 082-04725
12g3-2(b) Exemption No. 82-~~5425~~

In relation to Guangnan (Holdings) Limited, a company incorporated in Hong Kong, please find furnished herewith the below documents from February 2007 to December 2008 pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 :

(1) Press Announcements:

2007

- Further Announcement in relation to the Major and Connected Transaction regarding the Acquisition of Production Facility	15 March 2007
- Announcement of 2006 Annual Results	20 April 2007
- Notice of Annual General Meeting	30 April 2007
- Form of proxy for use at the Annual General Meeting to be held on 7 June 2007	30 April 2007
- Continuing Connected Transaction - Sale of Tinplates and Tinplate Related Products	30 April 2007
- Annual General Meeting held on 7 June 2007 - Poll Voting Results	7 June 2007
- Unusual Price and Volume Movements	12 June 2007
- Unusual Price and Volume Movements	5 July 2007
- Unusual Trading Volume Movements	23 July 2007
- Unusual Price and Trading Volume Movements	27 August 2007
- Date of Board Meeting	6 September 2007
- Announcement of Interim Results for the six months ended 30 June 2007 and Interim Dividend for 2007	18 September 2007
- Closure of Register of Members	18 September 2007
- Resignation of Non-Executive Director	12 November 2007
- Continuing Connected Transaction – Framework Agreement	11 December 2007

GDH 廣南(集團)有限公司
香港皇后大道東24-32號金鐘匯中心22樓
GUANGNAN (HOLDINGS) LIMITED
22/F. Tesbury Centre, No. 24-32, Queen's Road East, H.K.
Tel: (852) 2828 3938 Fax: (852) 2583 9288

<u>2008</u>

- Appointment of Executive Director and Deputy Chairman	7 January 2008
- Announcement - Disclosure pursuant to Rule 13.18 of the Listing Rules	25 January 2008
- Date of Board Meeting	3 April 2008
- Closure of Register of Members	16 April 2008
- Announcement of 2007 Annual Results	16 April 2008
- Change of Executive Director and Chief Financial Officer	16 April 2008
- Notice of Annual General Meeting	9 May 2008
- Form of proxy for use at the Annual General Meeting to be held on 6 June 2008	9 May 2008
- Annual General Meeting held on 6 June 2008 - Poll Voting Results	6 June 2008
- Change of Company Secretary	10 June 2008
- Date of Board Meeting	2 September 2008
- Resignation of Non-Executive Director	12 September 2008
- Interim Results Announcement for the six months ended 30 June 2008	12 September 2008
- Closure of Register of Members	12 September 2008
- Appointment of Non-Executive Director	29 October 2008
- Notice of Extraordinary General Meeting	31 October 2008
- Form of proxy for the Extraordinary General Meeting to be held on Monday, 17 November 2008 at 4:30 p.m.	31 October 2008
- Adjournment of Extraordinary General Meeting	17 November 2008
- Continuing Connected Transaction	5 December 2008
- Notice of Adjourned Extraordinary General Meeting	18 December 2008
- Form of proxy for the Adjourned Extraordinary General Meeting	18 December 2008
- Poll Results of the Adjourned Extraordinary General Meeting held on 29 December 2008	29 December 2008

(2) Circular:

<u>2007</u>

- Major Transaction - Establishment of Joint Venture Company for the Production and Sale of Tinplate Products, Major and Connected Transaction - Acquisition of Production of Facility and Provision of Consultation and Training Services and Continuing Connected Transaction for the Supply of Blackplates	30 April 2007
- Proposals for Re-election of Directors, General Mandates for the Issue of New Shares and Repurchase of Shares and Notice of Annual General Meeting	30 April 2007

- Continuing Connected Transaction - Sale of Tinplates and Tinplate Related Products	23 May 2007
- Continuing Connected Transaction – Framework Agreement	31 December 2007

2008

- Proposals for Re-election of Directors, General Mandates for the Issue of New Shares and Repurchase of Shares and Notice of Annual General Meeting	9 May 2008
- Termination of Existing Share Option Scheme, Adoption of New Share Option Scheme, Re-election of Director and Notice of Extraordinary General Meeting	31 October 2008
- Continuing Connected Transaction	24 December 2008

(3) Annual Reports for 2006 and 2007

(4) Interim Reports for 2007 and 2008

(5) Notice Pursuant to Securities and Futures Ordinance

(a) Form 3A – Director's / Chief Executive's Notice – Interests in Shares of Listed Corporation

Name of Director	2007	2008
LIANG Jiang	14 & 21 June 2007	22 January 2008
	3 July 2007	22 February 2008
	14 & 17 December 2007	6 & 7 May 2008
		30 December 2008
LI Li	-	7 January 2008
		30 December 2008
TAN Yunbiao	-	30 December 2008
SUNG Hem Kuen	-	30 December 2008
HOU Zhuobing	-	30 December 2008
Gerard Joseph McMAHON	2 May 2007	-
TAM Wai Chu Maria	15 November 2007	-
TSANG Hon Nam	12 & 13 December 2007	22 January 2008

(b) Form 3B – Director's / Chief Executive's Notice – Interests in Shares of Associated Corporation

Name of Director	2007	2008
HUANG Xiaofeng	-	29 October 2008
LUO Fanyu	29 June 2007	-
HOU Zhuobing	8 August 2007	-

(6) Statutory Returns filed with Hong Kong Companies Registry:

2007

- Form AR1 – Annual Return made up to 7 June 2007	7 June 2007
- Form SC1 – Return of Allotments	15 June 2007
	18 September 2007
	15 November 2007
- Form D2A – Notification of Change of Secretary and Director (Appointment / Cessation)	12 November 2007

2008

- Form D2A – Notification of Change of Secretary and Director (Appointment / Cessation)	7 January 2008
	17 April 2008
	10 June 2008
	12 September 2008
	29 October 2008
- Form D3 – Consent to Act as Director or Alternate Director	7 January 2008
	17 April 2008
- Form AR1 – Annual Return made up to 6 June 2008	6 June 2008
- Form D2B – Notification of Change of Particulars of Secretary and Director	11 July 2008

(7) Monthly Return on Movement of Listed Equity Securities (Form I) for the months ended 28 February 2007 to 31 December 2008

For and on behalf of
GUANGNAN (HOLDINGS) LIMITED

Sung Hem Kuen
Director & Company Secretary

Encl.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

FURTHER ANNOUNCEMENT IN RELATION TO THE MAJOR AND CONNECTED TRANSACTION REGARDING THE ACQUISITION OF PRODUCTION FACILITY

Further to the announcements of the Company dated 8 and 26 January 2007, the Board is pleased to announce that on 15 March 2007, the Joint Venture Company entered into the Sale and Purchase Agreement with POSCO in relation to (i) the acquisition by the Joint Venture Company of the Production Facility from POSCO for the purpose of establishing a manufacturing facility for the production of tinplate products by the Joint Venture Company in Qinhuangdao City, Heibei Province, the PRC; and (ii) the consultation services and training services to be provided by POSCO in relation to the operation of the Production Facility.

A circular containing, among others, (i) further details of the Transactions and the Continuing Connected Transaction; (ii) a letter from the independent board committee to the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction; (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction; and (iv) the valuation report of the Production Facility by an independent professional valuer to be appointed by the Company, will be sent to the Shareholders in due course.

Further to the announcements of the Company dated 8 and 26 January 2007, the Board is pleased to announce that on 15 March 2007, the Joint Venture Company entered into the Sale and Purchase Agreement with POSCO in relation to (i) the acquisition by the Joint Venture Company of the Production Facility from POSCO for the purpose of establishing a manufacturing facility for the production of tinplate products by the Joint Venture Company in Qinhuangdao City, Heibei Province, the PRC; and (ii) the consultation services and training services to be provided by POSCO in relation to the operation of the Production Facility.

SALE AND PURCHASE AGREEMENT

The Sale and Purchase Agreement sets out the detailed specifications of the Production Facility, and the consultation services and training services to be provided by POSCO in relation to the operation of the Production Facility. A summary of certain principal terms under the Sale and Purchase Agreement is as follows:

Parties

(1) Joint Venture Company; and

(2) POSCO

Consideration for the purchase of Production Facility

A consideration of approximately US$17,605,000 (equivalent to approximately HK$137,319,000) will be paid by the Joint Venture Company to POSCO for the purchase of the Production Facility in the following manner:

(i) 20% of the consideration will be paid by the Joint Venture Company as deposit for the purchase within 15 days upon the signing of the Sale and Purchase Agreement;

(ii) 40% of the consideration will be paid by the Joint Venture Company within 10 days upon the first shipment of the Production Facility; and

(iii) the remaining 40% will be paid by the Joint Venture Company within 30 days after the final shipment of the Production Facility.

The consideration was determined based on arm's length negotiation between Zhongyue and POSCO and taking into account the valuation of the Production Facility by an independent professional valuer which amounted to approximately HK$157,751,000 as at 31 January 2007. The valuation report of the Production Facility will be included in the circular to be despatched to the Shareholders.

Consideration for the provision of consultation services

The consideration that will be payable by the Joint Venture Company to POSCO for the 6-month consultation services to be provided by POSCO to the Joint Venture Company shall comprise:

(i) an amount of approximately US$491,000 (equivalent to approximately HK$3,829,800), which shall be satisfied in the following manner:

    (a) 50% of the consideration will be paid by the Joint Venture Company on or before 30 June 2007; and

    (b) the remaining 50% will be paid by the Joint Venture Company on or before 31 December 2007;

(ii) any additional man-hour incurred will be charged at a rate of US$44 per hour during the service period; and

(iii) any additional days incurred after the service period will be charged at a rate of US$454 per day.

The Company expects that under normal circumstances the additional costs that may be incurred in the provision of the consultation services will not be more than US$49,100 (equivalent to approximately HK$382,980) by 30 November 2007.

Consideration for the provision of training services

A consideration of approximately US$63,000 (equivalent to approximately HK$491,400) will be paid by the Joint Venture Company to POSCO on or before 31 March 2007 for the training services to be provided by POSCO.

Details of the Production Facility

The Production Facility is a set of electrical tinplate production machines with a maximum annual production capacity of 250,000 tonnes of tinplates. The Production Facility adopts the modified Ferrostan type technology which is an advanced tinplate production technology in the PRC. As advised by POSCO, the aggregate original cost and the net book value as at 31 December 2006 of the Production Facility are ₩48.2 billion (equivalent to approximately HK$400.1 million) and ₩16.4 billion (equivalent to approximately HK$136.1 million), respectively.

Details of the consultation services to be provided by POSCO

POSCO shall provide 46 man-month on-site consultation services to the Joint Venture Company at its plant in Qinhuangdao City, Heibei Province, the PRC in relation to the operation of the Production Facility.

Details of the training services to be provided by POSCO

POSCO shall provide 12 man-month training services to the staff of the Joint Venture Company at the plant of POSCO in Korea in relation to the operation of the Production Facility.

INFORMATION ON THE COMPANY

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs.

INFORMATION ON THE JOINT VENTURE COMPANY

The Joint Venture Company is an indirect non wholly-owned subsidiary of the Company and is intended to be principally engaged in the manufacture and sale of tinplates and tinplate related products.

INFORMATION ON POSCO

POSCO is a company incorporated in Korea and is principally engaged in the manufacture and distribution of steel rolled products and plates. The shares of POSCO are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

REASONS FOR ENTERING INTO THE SALE AND PURCHASE AGREEMENT

The Group has been exploring opportunities to further expand its production capacity. The Board believes that the acquisition of the Production Facility provides a valuable opportunity for the Group to expand its production capacity and would also benefit from advancing its tinplate production technology.

The Board considers that the Sale and Purchase Agreement is on normal commercial terms which are fair and reasonable, and has been entered into after arm's length negotiation and are in the interests of the Shareholders as a whole.

LISTING RULES IMPLICATIONS

As and to the extent that the aggregate amount of the consideration under the Major and Connected Transaction together exceeds 25% (but does not exceed 100%) of one or more of the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the Company, it constitutes a major and connected transaction for the Company under the Listing Rules. Under Rule 14.40, it will be subject to the approval of the Shareholders, which shall be given by a majority vote at a general meeting of the Shareholders, unless the conditions in Rule 14.44 can be satisfied, in which case a written shareholder's approval may be accepted in lieu of holding a formal shareholders' meeting of the Company.

Furthermore, as the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the Major and Connected Transaction are more than 2.5% and the consideration involved is expected to be more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, it is also subject to the reporting, announcement and independent shareholders' approval requirements under the Chapter 14A of the Listing Rules, unless the conditions in Rule 14A.43 can be satisfied, in which case a written shareholder's approval may be accepted in lieu of holding a formal shareholders' meeting of the Company.

As:

(i) GDH holds approximately 59.36% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Major and Connected Transaction; and

(iii) the Company is in the process of obtaining a written approval from GDH to approve the Major and Connected Transaction in lieu of holding a formal shareholders' meeting of the Company,

if the written approval from GDH is obtained and upon the receipt of the GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will be required for the said purpose of the Listing Rules. An application will be made by the Company to the Stock Exchange in accordance with Rule 14A.43 of the Listing Rules for waiving the independent shareholders' requirement.

An independent board committee comprising independent non-executive Directors has been appointed to consider the terms of the Major and Connected Transaction and to advise the independent Shareholders as to whether the Major and Connected Transaction is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. An independent financial adviser has been appointed to advise the independent board committee of the Company and the independent Shareholders on the fairness and reasonableness of the terms of the Major and Connected Transaction.

DESPATCH OF CIRCULAR

A circular containing, among others, (i) further details of the Transactions and the Continuing Connected Transaction; (ii) a letter from the independent board committee to the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction; (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction; and (iv) the valuation report of the Production Facility by an independent professional valuer to be appointed by the Company, will be sent to the Shareholders in due course.

DEFINITIONS

In this announcement, the following terms and expressions (unless the context otherwise requires) shall have the following meanings:

"Board"	the board of Directors
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange
"Continuing Connected Transaction"	the supply of blackplates by POSCO to Zhongyue Tinplate and the Joint Venture Company
"Directors"	directors of the Company
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding approximately 59.36% of the issued share capital of the Company as at the date of this announcement
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Joint Venture Agreement"	the conditional joint venture agreement dated 21 December, 2006 entered into by Zhongyue, POSCO and POSCO-China

"Joint Venture Company"	中粵浦項(秦皇島)馬口鐵工業有限公司 (Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限公司 (foreign joint venture limited company) incorporated on 16 February 2007 in accordance with PRC law pursuant to the terms of the Joint Venture Agreement which is 66% indirectly owned by the Company and 34% owned by POSCO
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Major and Connected Transaction"	the acquisition of the Production Facility by the Joint Venture Company from POSCO, together with the consultation services (including, but not limited to, the additional services under paragraph (ii) of the section headed "Consideration for the provision of consultation services" in this announcement) and training services to be provided by POSCO to the Joint Venture Company
"MOU"	the memorandum of understanding dated 21 December, 2006 entered into by Zhongyue and POSCO
"POSCO"	株式會社 POSCO (POSCO Co., Ltd.), a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts
"PRC"	the People's Republic of China
"Production Facility"	the production facility to be purchased by the Joint Venture Company pursuant to the MOU and the Sale and Purchase Agreement
"RMB"	Renminbi, the lawful currency of the People's Republic of China
"Sale and Purchase Agreement"	the conditional sale and purchase agreement dated 15 March 2007 entered into between Zhongyue and POSCO in relation to the acquisition of the Production Facility by the Joint Venture Company, together with the consultation services and training services to be provided by POSCO to the Joint Venture Company
"Shares"	shares of HK$0.50 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transactions"	the setting up of the Joint Venture Company and the acquisition of the Production Facility by the Joint Venture Company, together with the consultation and training services to be provided by POSCO to the Joint Venture Company
"Zhongyue"	Zhongyue Industry Material Limited, a company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of the Company
"Zhongyue Tinplate"	中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a sino-foreign equity joint venture company established on 22 June 1989 in the PRC and is currently a wholly-owned subsidiary of the Company
"%"	per cent.
"₩"	Korean won, the lawful currency of South Korean

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.

Conversion of Hong Kong dollars into Korean won is based on the exchange rate of HK$1.00 = ₩120.48. The exchange rates referred above are for the use in this announcement and for illustration purposes only, no representation is made or given that any amount in the currency referred above can be converted at such rate or any other rate.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 15 March 2007

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

Please also refer to the published version of this announcement in ***The Standard.***

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

ANNOUNCEMENT OF 2006 ANNUAL RESULTS

- Turnover of the Group for the fiscal year 2006 was HK$1,221,254,000, representing an increase of HK$300,037,000 or 32.6% as compared to 2005.
- The profit attributable to equity shareholders of the Company was HK$121,320,000, representing a 31.0% decrease as compared to 2005. However, disregarding factors such as net valuation gains on investment properties, non-operating income and tax refund for re-investment, profit from operations was HK$110,794,000 in 2006, representing a 37.9% increase as compared with 2005.
- Basic earnings per share is HK13.5 cents (2005 : HK19.5 cents)
- The Directors recommend the payment of a final dividend of HK2.0 cents per share for the year ended 31 December 2006 (2005: HK1.5 cents)

RESULTS

The board of directors (the "Directors") of Guangnan (Holdings) Limited (the 'Company"), is pleased to announce the consolidated results of the Company and its subsidiaries (the 'Group") for the year ended 31 December 2006, which have been reviewed by the Company's Audit Committee.

Consolidated Profit and Loss Account
for the year ended 31 December 2006
(Expressed in Hong Kong dollars)

	Note	*2006* $'000	*2005* $'000
Turnover	2	**1,221,254**	921,217
Cost of sales		**(1,057,781)**	(798,270)
Gross profit		**163,473**	122,947
Other revenue	3	**9,906**	11,584
Other net income	4	**14,327**	3,671
Distribution costs		**(19,914)**	(15,010)
Administrative expenses		**(47,056)**	(42,367)
Other operating expenses		**(9,942)**	(456)
Profit from operations		**110,794**	80,369
Non-operating income	5	**-**	59,746
Net valuation gains on investment properties		**23,123**	20,497
Finance costs	6(a)	**(2,906)**	(396)
Share of profits less losses of associates		**19,259**	20,315
Profit before taxation	6	**150,270**	180,531
Income tax	7	**(23,476)**	(736)
Profit for the year		**126,794**	179,795
Attributable to:			
Equity shareholders of the Company		**121,320**	175,759
Minority interests		**5,474**	4,036
Profit for the year		**126,794**	179,795
Dividends payable to equity shareholders of the Company attributable to the year:	8		
Interim dividend declared during the year		**13,524**	-
Final dividend proposed after the balance sheet date		**18,032**	13,524
		31,556	13,524
Earnings per share	9		
Basic		**13.5 cents**	19.5 cents
Diluted		**13.5 cents**	N/A

Consolidated Balance Sheet at 31 December 2006

(Expressed in Hong Kong dollars)

	Note	*2006* **$'000**	*2005* $'000
Non-current assets			
Fixed assets			
- Investment properties	10(b)	**235,651**	207,496
- Other property, plant and equipment		**512,275**	167,580
- Interest in leasehold land held for own use under operating leases		**57,855**	59,330
	10	**805,781**	434,406
Interest in associates		**182,434**	176,003
Other non-current financial assets		**-**	46
		988,215	610,455
Current assets			
Trading securities		**3,153**	3,059
Inventories	11	**115,478**	236,259
Trade and other receivables	12	**274,706**	291,986
Cash and cash equivalents	13	**157,737**	96,871
		551,074	628,175
Current liabilities			
Bank loans secured by bills receivable		**81,557**	26,991
Trade and other payables	14	**306,377**	200,604
Current taxation		**18,757**	19,602
		406,691	247,197
Net current assets		**144,383**	380,978
Total assets less current liabilities		**1,132,598**	991,433
Non-current liability			
Deferred tax liabilities		**21,687**	12,217
Net assets		**1,110,911**	979,216
Capital and reserves			
Share capital		**450,792**	450,792
Reserves		**622,477**	499,090
Total equity attributable to equity shareholders of the Company		**1,073,269**	949,882
Minority interests		**37,642**	29,334
Total equity		**1,110,911**	979,216

Notes to the financial statements

(Expressed in Hong Kong dollars)

1. Basis of preparation

This financial report has been prepared in accordance with all applicable Hong Kong Financial Reporting Standards, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance.

The financial report is prepared on a basis consistent with the accounting policies and methods adopted in the 2005 annual financial statements. The financial information set out in this report does not constitute the Group's statutory financial statements for the year ended 31 December 2006, but is derived from these financial statements.

2. Segment information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

	For the year ended 31 December 2006					
	Tinplating $'000	**Foodstuffs distribution and trading** $'000 *(Note i)*	**Property leasing** $'000	**Inter-segment elimination** $'000	**Unallocated** $'000	**Consolidated** $'000
Revenue from external customers	1,108,939	86,858	25,457	-	-	1,221,254
Inter-segment revenue	1,991	-	169	(2,160)	-	-
Other revenue from external customers	4,463	1,812	28	-	17,695	23,998
Total	1,115,393	88,670	25,654	(2,160)	17,695	1,245,252
Segment result	81,797	16,648	16,662			115,107
Unallocated operating income and expenses						(4,313)
Profit from operations						110,794
Share of profits less losses of associates	-	-	-	-	19,259	19,259
Net valuation gains on investment properties	-	-	23,123	-	-	23,123
Finance costs						(2,906)
Income tax						(23,476)
Profit after taxation						126,794
Depreciation and amortisation for the year	16,469	104	1,605			
Impairment losses made/ (written-back) for the year	9,346	(1,185)	-			

Notes :

(i) During the year, foodstuffs trading and live and fresh foodstuffs distribution have been combined into one business segment consistent with the Group's system of internal financial reporting. The comparative figures have been adjusted to conform with current year's presentation.

(ii) The directors consider that change in fair value on investment properties does not constitute part of the Group's operating performance. As a result, net valuation gain or losses on investment properties are included after profit from operations. The comparative figures have been adjusted to conform with current year's presentation.

	For the year ended 31 December 2005					
	Tinplating $'000	Foodstuffs *distribution and trading* $'000 *(Note i)*	*Property leasing* $'000	Inter-*segment elimination* $'000	*Unallocated* $'000	*Consolidated* $'000
Revenue from external customers	797,798	97,890	25,529	-	-	921,217
Inter-segment revenue	2,157	-	109	(2,266)	-	-
Other revenue from external customers	6,586	717	242	-	7,474	15,019
Total	806,541	98,607	25,880	(2,266)	7,474	936,236
Segment result	55,095	17,056	17,764			89,915
Unallocated operating income and expenses						(9,546)
Profit from operations						80,369
Share of profits less losses of associates	-	-	-	-	20,315	20,315
Net valuation gains on investment properties	-	-	20,497	-	-	20,497
Non-operating income						59,746
Finance costs						(396)
Income tax						(736)
Profit after taxation						179,795
Depreciation and amortisation for the year	7,867	100	1,566			
Impairment losses written-back for the year	-	(627)	-			

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for foodstuffs distribution and trading, whereas the People's Republic of China other than Hong Kong (the "PRC") is a major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers.

	The PRC		***Hong Kong***	
	2006 **$'000**	2005 $'000	***2006*** **$'000**	*2005* $'000
Revenue from external customers	**1,132,337**	821,644	**88,917**	99,573

3. Other revenue

	2006	*2005*
	$'000	$'000
Sales of scrap materials	**2,500**	3,814
Interest income	**3,359**	3,912
Management income	**228**	88
Dividends from listed securities	**235**	235
Subsidy received	**1,033**	294
Others	**2,551**	3,241
	9,906	11,584

4. Other net income

	2006	*2005*
	$'000	$'000
Net gain/ (loss) on disposal of fixed assets	**512**	(242)
Net realised and unrealised gain/(loss) on trading securities	**94**	(141)
Write-back of impairment losses on receivables	**2,013**	355
Write-back of liabilities	**4,198**	-
Impairment losses on other non-current financial assets	**(46)**	(156)
Net realised and unrealised exchange gain	**7,556**	3,855
	14,327	3,671

5. Non-operating income

		2006	2005
	Note	**$'000**	$'000
Write-back of liabilities	*(i)*	**-**	42,740
Recovery of bad debts	*(ii)*	**-**	17,006
		-	59,746

Notes:

(i) The amounts mainly represent the write-back of liabilities which have been outstanding for a long time with no demand for settlements. The directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the year ended 31 December 2005, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

6. Profit before taxation

Profit before taxation is arrived at after charging / (crediting):

	2006	*2005*
	$'000	$'000
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within 5 years	**2,906**	396
(b) Staff costs:		
Net contributions paid to defined contribution plans	**1,341**	1,338
Equity-settled share-based payment expenses	**3,426**	-
Salaries, wages and other benefits	**38,939**	31,077
	43,706	32,415
(c) Other items:		
Cost of inventories sold	**1,051,265**	780,571
Auditors' remuneration	**2,246**	2,121
Depreciation	**16,681**	8,077
Amortisation of land lease premium	**1,778**	1,774
Impairment losses on fixed assets and inventories	**9,346**	-
Operating lease charges in respect of property rentals	**939**	654
Rentals receivable from investment properties less direct outgoings of $2,190,000 (2005: $2,261,000)	**(23,267)**	(23,268)

7. Income tax in the consolidated profit and loss account

Taxation in the consolidated profit and loss account represents :

	Note	*2006* $'000	*2005* $'000
Current tax – Provision for Hong Kong Profits tax			
Provision for Hong Kong Profits Tax at 17.5% (2005: 17.5%) on the estimated assessable profits for the year		**650**	1,286
Under-provision in respect of prior years		**9**	11
		659	1,297
Current tax – the PRC			
Tax for the year		**13,941**	16,567
Under-provision in respect of prior years		**30**	617
Tax refund for re-investment	*(i)*	**-**	(19,874)
	(ii)	**13,971**	(2,690)
Deferred tax			
Origination and reversal of temporary differences		**8,846**	2,129
		23,476	736

Notes:

(i) The Group has successfully obtained tax refund of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") during the year ended 31 December 2005.

(ii) Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(iii) A subsidiary, Zhongyue Tinplate, is entitled to a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line. According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate.

8. Dividends

(a) ***Dividends payable to equity shareholders of the Company attributable to the year :***

	2006	*2005*
	$'000	$'000
Interim dividend declared and paid of 1.5 cents per ordinary share (2005: Nil cent per ordinary share)	**13,524**	-
Final dividend proposed after the balance sheet date of 2.0 cents per ordinary share (2005: 1.5 cents per ordinary share)	**18,032**	13,524
	31,556	13,524

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) ***Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year :***

	2006	*2005*
	$'000	$'000
Final dividend in respect of the previous financial year, approved and paid during the year, of 1.5 cents per ordinary share (2005: Nil cent per ordinary share)	**13,524**	-

9. Earnings per share

(a) ***Basic earnings per share***

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $121,320,000 (2005 : $175,759,000) and the number of 901,583,285 (2005 : 901,583,285) ordinary shares in issue during the year.

(b) ***Diluted earnings per share***

The diluted earnings per share for the year ended 31 December 2006 is the same as the basic earnings per share as the potential ordinary shares are anti-dilutive. There were no potential ordinary shares outstanding during the year ended 31 December 2005.

10. Fixed Assets

(a) ***Acquisitions and disposals***

During the year, the addition to construction in progress of the Group was $364,525,000 (2005 : $46,776,000) and certain items of plant and machinery with a net book value of $5,716,000 (2005 : $213,000) were disposed.

(b) ***Valuation of investment properties***

Investment properties of the Group and the Company situated in Hong Kong totalling $98,200,000 (2005: $97,000,000) were revalued at 31 December 2006 by RHL Appraisal Limited, who have among their Staff Members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties of the Group situated in the PRC totalling $137,451,000 (2005: $110,496,000) were revalued at 31 December 2006 by an independent firm of surveyors registered in the PRC, 深圳中勝會計師事務所 - 中國註冊房地產估價師, on an open market value basis.

(c) ***Leases***

The Group leases out investment properties under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amount of investment properties of the Group held for use in operating leases was $235,651,000 (2005: $207,496,000).

11. Inventories

Inventories in the consolidated balance sheet comprise:

	2006	*2005*
	$'000	$'000
Raw materials, spare parts and consumables	**65,948**	148,076
Finished goods	**49,530**	88,183
	115,478	236,259

12. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on invoice date, with the following ageing analysis:

	2006	*2005*
	$'000	$'000
Within 1 month	**149,105**	76,003
1 to 3 months	**92,386**	74,666
More than 3 months but less than 12 months	**6,779**	63,210
	248,270	213,879

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

13. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	2006	*2005*
	$'000	$'000
Deposits with banks	**37,477**	47,815
Cash at bank and in hand	**120,260**	49,056
	157,737	96,871

14. Trade and other payables

Included in trade and other payables are trade creditors with the following ageing analysis:

	2006	*2005*
	$'000	$'000
Due within 1 month or on demand	**103,837**	95,447

15. Commitments

(a) ***Capital commitments outstanding as at 31 December 2006 not provided for in the financial statements were as follows:***

	2006	*2005*
	$'000	$'000
Contracted for	**3,463**	131,433
Authorised but not contracted for	**9,748**	168,005
	13,211	299,438

In addition to the above, the Group entered into a joint venture agreement with an independent third party to establish a subsidiary. According to the joint venture agreement, the Group is required to inject US$19,800,000 (equivalent to $154,440,000) into the subsidiary, being 66% of the total registered capital.

(b) ***At 31 December 2006, the total future minimum lease payments under non-cancellable operating leases of properties are payables as follows:***

	2006	*2005*
	$'000	$'000
Within 1 year	**637**	697
After 1 year but within 5 years	**145**	385
	782	1,082

(c) At 31 December 2006, the Company had committed to provide finance of $6,489,000 (2005 : $6,489,000) to an associate of the Group.

CHAIRMAN'S STATEMENT

The Group recorded satisfactory results in 2006. The consolidated profit attributable to equity shareholders of the Company was HK$121,320,000, representing a decrease of 31.0% compared with HK$175,759,000 in 2005. Excluding factors such as valuation gains on investment properties, non-operating income and tax refund for re-investment, the profit from operations of the Company was HK$110,794,000 in 2006, representing an increase of 37.9% compared with 2005. The basic earnings per share was HK13.5 cents, representing a decrease of 30.8% from HK19.5 cents in 2005.

DIVIDEND

The Directors recommend the payment of a final dividend of HK2.0 cents per share for the year 2006. The final divided for 2006, subject to the approval by the shareholders of the Company at the annual general meeting, is expected to be paid on 29 June 2007.

REVIEW

In 2006, consolidated turnover was HK$1,221,254,000, a substantial increase of HK$300,037,000 or 32.6% from HK$921,217,000 in 2005. Such increase was attributable to the growth of the tinplating business. The tinplating business recorded an increase in production and sales volume due to the commencement of the operation of the new production line and the sufficient supply of black-plates, leading to the surge in turnover of HK$311,141,000 or 39.0%. The increase in consolidated turnover resulted in the growth in profit from operations. Profit from operations was HK$110,794,000 for 2006, representing an increase of 37.9% compared with HK$80,369,000 in 2005.

In 2006, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. (''Zhongyue Tinplate'') realized an annual production capacity of 200,000 tonnes and the production capacity utilization rate reached 83.5% for the year, which broke the highest records of tinplating business in terms of its sales and production volume since its operations commenced in 1990, compared with 74% for 2005. As a primary business of the Group, the proportion of its contribution to the profit from operations of the Group increased from 68.6% in 2005 to 73.8% in 2006, which brought a stable source of profit to the Group.

The new highest record of tinplating business was just the beginning of a new stage. In the end of 2006, the construction of black-plate manufacturing factory completed, and the entering into a joint venture agreement with POSCO Co. Ltd. ("POSCO"), an international steel company, to build a new factory with annual production capacity of 250,000 tonnes of tinplates in the northern region of PRC which is expected to complete and commence production at the end of this year. The production capacity of tinplates and black-plates increased from 120,000 tonnes in the middle of 2005 to 200,000 tonnes in 2006 to 350,000 tonnes this year and further to 600,000 tonnes next year. With the help of production and sales, the Group's profit will reach a higher rung on the ladder.

PROSPECT

The domestic and overseas demand for tinplates will maintain strong in line with the development of metal packaging, particularly the domestic metal packaging. With the commencement of production of the black-plate manufacturing factory, the self-produced black-plates together with the supply of black-plates from POSCO, the Group has established a stable and adequate black-plates resources supply system. The Group will continue to devote on strengthening and maximizing its tinplate business with the help of Zhongyue Tinplate's comparative advantages in its production capacity, brand, technology, costing as well as resources, lowering transportation cost, increasing its market share and achieving more promising operating results.

MANAGEMENT DISCUSSION & ANALYSIS

BUSINESS REVIEW

Tinplating

In 2006, the production and sales volume of tinplate of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), a subsidiary of the Group, amounted to 164,986 tonnes and 171,254 tonnes, a substantial increase of 43.8% and 67.6% respectively when compared with 2005. The turnover was HK$1,108,939,000, representing an increase of 39.0% when compared with 2005. Profit from operations was HK$81,797,000, grew by HK$26,702,000 or 48.5% when compared with 2005. Excluding the impairment loss from closing down of power plant amounting to HK$9,346,000 due to the high oil price, the increase would have been 65.4%. The contribution from the tinplating business to the Group's profit was the most significant, its turnover accounted for 90.8% of the Group's turnover and profit from operations accounted for 73.8% of the Group's profit from operations.

The construction of black-plate manufacturing factory completed at the end of 2006. For the year ended 31 December 2006, HK$198,636,000 was paid which mainly sourced from internal funding. The factory commenced production in March 2007 with an annual production capacity of 150,000 tonnes which is expected to provide favourable conditions to lower production cost and enter the niche market for tinplates comprehensively.

As a brand-name tinplate manufacturer in the mainland, both the tin-coated steel plates and chromium-coated steel plates of Zhongyue Tinplate were awarded the "China Packaging Brand Products" in April 2006 and were the only awarded tinplate manufacturer in the PRC. The company will continue its comparative advantages in its brand and technology and thereby increasing its market share.

On 21 December 2006, the Group entered into a joint venture agreement with POSCO Co. Ltd. ("POSCO"), a steel company ranked 4th in the world's steel production, to establish a tinplate manufacturing factory in Qinghuangdao City, Hebei Province, the PRC ("Qinghuangdao Project"), with a total investment of US$60 million which 66% as to the Group and 34% as to POSCO. The annual production capacity of tinplates is 250,000 tonnes and is expected to commence production by the end of 2007 so that the aggregate annual tinplate production capacity will be 450,000 tonnes and annual black-plate production capacity will be 150,000 tonnes for the factories of the Company in south and north.

At the beginning of 2007, the Group has acquired 5% interest in Zhongyue Tinplate from the PRC minority shareholders. Zhongyue Tinplate became a wholly-owned subsidiary of the Group after the acquisition. There will be more room for future development and operations for Zhongyue Tinplate.

Property Leasing

The Group's leasing properties mainly included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd. ("Shan Hai"), and the office building in Hong Kong. In 2006, the total turnover from property leasing business of the Group was recorded at HK$25,457,000, a decrease of HK$72,000 compared with 2005. The profit from operations of property leasing business amounted to HK$16,662,000, dropped by 6.2% as compared with 2005.

At the beginning of 2007, the Group has acquired 5% interest in Shan Hai from the PRC minority shareholders. Shan Hai became a wholly-owned subsidiary of the Group after the acquisition. There will be more room for future development and operations for Shan Hai.

Foodstuffs Distribution and Trading

In 2006, turnover of the foodstuffs distribution and trading business amounted to HK$86,858,000, representing a decrease of HK$11,032,000 or 11.3% as compared with 2005 due to the impact of bird flu in 2006. Profit from operations of foodstuffs distribution and trading in 2006 was HK$16,648,000, representing a decrease of HK$408,000 or 2.4% as compared with 2005.

Foodstuffs distribution and trading is the traditional business of the Group. At the end of 2006, the Group successfully expanded its chilled pork business. In 2007, by taking measures such as opening up new sources of revenue, reducing costs and improving services, the Group will continue to maintain its agency business and actively expand its trading business of foodstuffs, so as to maintain its competitiveness and provide the Group with a stable income stream.

Associates

In 2006, Yellow Dragon Food Industry Co., Limited (''Yellow Dragon''), a principal associate of the Group, recorded a sales volume of 403,484 tonnes of corn starch, its major products, representing an increase of 4.6% as compared with 2005. Turnover of Yellow Dragon amounted to HK$1,124,155,000, grew by 15.3% and its profit attributable to shareholders amounted to HK$50,286,000, dropped by HK$412,000 or 0.8%.

The Group has 40% interest in Yellow Dragon and received a total dividend payment of RMB19,503,000 (equivalent to HK$18,965,000) in 2006. It is expected that the Group will receive a total dividend payment of RMB16,793,000 (equivalent to HK$16,716,000) this year.

FINANCIAL POSITION

As at 31 December 2006, the Group's total assets amounted to HK$1,539,289,000, and total liabilities stood at HK$428,378,000, representing an increase of HK$300,659,000 and HK$168,964,000 respectively compared with the positions at the end of 2005. The net current assets decreased from HK$380,978,000 at the end of 2005 to HK$144,383,000, and the current ratio (current assets divided by current liabilities) decreased from 2.54 as at the end of 2005 to 1.36. The Group has a very sound financial position, laying a solid foundation for future business expansion.

Liquidity and Financial Resources

As at 31 December 2006, the Group maintained cash and cash equivalent balances of HK$157,737,000. Part of the amount of HK$44,206,000 was Renminbi and HK$59,373,000 was United States Dollars while the remaining was denominated in Hong Kong dollars. Cash and cash equivalent balances increased by 62.8% from the end of the 2005.

As at 31 December 2006, the Group's interest-bearing borrowings amounted to HK$81,557,000. Accordingly, the Group's gearing ratio was 7.6%, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund. The Group's interest-bearing borrowings will be payable by the proceeds from the bills discounted to the bank at an annual interest rate (or discount rate) between 1.92% to 3.24%.

As at 31 December 2006, the Group's total available banking facilities amounted to HK$257,400,000, of which HK$181,913,000 was utilized banking facilities for letters of credit. The unutilized banking facilities amounted to HK$75,487,000. The above-mentioned discounting bills did not use up any banking facilities. With its cash and cash equivalents holdings, the recurring cash flow from its operations and banking facilities, the Group believes that it will have sufficient funds to meet its present operation requirements and the requirements to further develop its businesses in the foreseeable future.

Litigation

In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary had not repaid its outstanding amount due to the defendant. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a judgement in favour of the Group in January 2005. On 29 December 2006, the defendant filed a new claim against the subsidiary with the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately $5,761,000). According to the information currently available, the Group is of the view that no provision is required to be made for this claim.

Exchange Rate Exposure

The Group's assets, liabilities and transactions were primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the year, the Group was not exposed to significant exchange risk.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2006, the Group had a total of 723 full-time employees, increased by 198 compared with that as at the end of 2005. 22 of the employees were based in Hong Kong and 701 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, individual performance with reference to the prevailing industry practices. In 2006, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on basis of net cash inflow from operation and profit after taxation. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to encourage excellent participants for their contribution to the Group.

PROSPECTS

With the completion and commencement of production of Qinghuangdao Project, POSCO, originally the supplier, became the Group's strategic business partner. From now onwards, not only will the supply of black-plates, but also production technology and even market expansion be supported by POSCO. The tinplates business of the Group will have further development and continue to generate more profit contribution for the Group.

DIVIDEND

The Directors resolved to make the payment of an interim dividend of HK 1.5 cents per share (2005 : Nil) and recommend the payment of a final dividend of HK2.0 cents per share (2005 : HK 1.5 cents) for the year ended 31 December 2006. The proposed final dividend, if approved at the 2007 Annual General Meeting of the Company, is expected to be paid on 29 June 2007 to shareholders whose names appear on the register of members of the Company on 7 June 2007.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Tuesday, 5 June 2007 to Thursday, 7 June 2007, both days inclusive, during which period no transfer of shares will be effected. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre,183 Queen's Road East, Wanchai, Hong Kong not later than 4 : 00 pm on Monday, 4 June 2007.

CORPORATE GOVERNANCE PRACTICES

In the opinion of the Directors, the Company has complied with the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in the financial year ended 31 December 2006 except that certain Non-executive directors are not appointed for specific terms but they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

REVIEW OF ANNUAL RESULTS

The annual results of the Group for the year ended 31 December 2006 have been reviewed by the Audit Committee of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 20 April 2007

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

Please also refer to the published version of this announcement in The Standard.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

RECEIVED

2007 JUN 30 A 6:25

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No.57–73 Lockhart Road, Wanchai, Hong Kong on Thursday, 7 June 2007 at 2:30 p.m. for the following purposes:

1. To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2006.

2. To declare a final dividend for the year ended 31 December 2006.

3. To re-elect retiring Directors and authorise the Directors to fix the remuneration of the Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT:**

(A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.50 each in the capital of the Company (the "Shares") and/or options, warrants and/or instruments carrying rights to subscribe for any Shares or securities convertible into Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(B) the approval in paragraph (A) of this Resolution shall be in addition to any other authorizations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors and/or employees of the Company and/or any of its subsidiaries and other eligible person (if any) of Shares or rights to acquire Shares; (iii) the exercise of rights of subscription and other eligible person (if any) or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares; or (iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend

on the Shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution and resolution no. 5:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

and,

"Rights Issue" means an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

6. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT:**

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors during the Relevant Period (as defined above) of all the powers of the Company to repurchase the Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

(B) the aggregate nominal amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Shares in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly."

7. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** conditional upon resolutions nos. 5 and 6 set out above being duly passed, the general mandate granted to the Directors to exercise the powers of the Company to allot and issue Shares pursuant to resolution no. 5 set out above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by

the Company under the authority granted pursuant to resolution no. 6 set out above, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 30 April 2007

Registered Office:
22nd Floor
Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting as the case may be).

3. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of joint holding.

4. The register of members of the Company will be closed from Tuesday, 5 June 2007 to Thursday, 7 June 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 4 June 2007.

5. A form of proxy for use at the meeting is enclosed.

6. In relation to resolution no. 5, approval is being sought from members for a general mandate to authorise the allotment of shares in the share capital of the Company. The Directors have no immediate plans to issue any new shares in the share capital of the Company pursuant to such general mandate other than shares which may fall to be issued under the share option scheme of the Company.

7. In relation to resolution no. 6, approval is being sought from members for a general mandate to repurchase shares of the Company. The Directors have no immediate plans to repurchase any shares of the Company pursuant to such general mandate.

8. In relation to resolution no. 7, approval is being sought from members to extend the general mandate to allot shares by adding repurchased shares to the 20 per cent. general mandate.

As at the date of this notice, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

*"Please also refer to the published version of this announcement in **The Standard.**"*

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

RECEIVED

2008 JAN 30 A 6:

PROXY FORM

Form of proxy for use at the Annual General Meeting to be held on 7 June 2007

I/We(Note 1) ______________________________

of ______________________________

being the registered holder(s) of (Note 2) ______________________________ shares

of HK$0.50 each in the capital of **Guangnan (Holdings) Limited** (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** or (Note 3) ______________________________

of ______________________________

as my/our proxy to vote and act for me/us at the Annual General Meeting (and at any adjournment thereof) of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Thursday, 7 June 2007 at 2:30 p.m. for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the said meeting and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	For(Note 4)	Against(Note 4)	Abstain(Note 4)
1.	To receive and consider the audited consolidated financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2006.			
2.	To declare a final dividend for the year ended 31 December 2006.			
3A.	To re-elect Directors:			
	(i) Mr. ZHAO Leili			
	(ii) Mr. DONG Decai			
	(iii) Miss HOU Zhuobing			
	(iv) Mr. Gerard Joseph McMAHON			
	(v) Mr. LI Kar Keung, Caspar			
3B.	To authorise the Board to fix the Directors' remuneration.			
4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.			
5.	To grant a general mandate to the Directors to allot, issue and deal with additional shares of the Company.			
6.	To grant a general mandate to the Directors to repurchase shares of the Company.			
7.	To extend the general mandate granted to the Directors to allot, issue and deal with additional shares by adding the number of shares repurchased.			

Dated this __________ day of ____________________ 2007 Signed (Note 5) ______________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "**THE CHAIRMAN OF THE MEETING**" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, TICK IN THE RELEVANT BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN, TICK IN THE RELEVANT BOX MARKED "ABSTAIN".** Failure to tick any one of the boxes will entitle your proxy to cast your vote(s) at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of any officer or attorney duly authorised.
6. In the case of joint holders of any share, any one of such persons may vote at the meeting either personally or by proxy in respect of such share but if more than one of such joint holders are present at the meeting personally or by proxy, the vote(s) of the senior who tender vote(s), whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
7. To be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 22/F., Tesbury Centre, No. 24-32, Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting, as the case may be).
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

CONTINUING CONNECTED TRANSACTION

SALE OF TINPLATES AND TINPLATE RELATED PRODUCTS

CONTINUING CONNECTED TRANSACTION

Pursuant to a written supply agreement dated 27 April 2007 and entered into between Zhongyue Tinplate and POSCO-China, Zhongyue Tinplate will supply tinplates and tinplate related products to POSCO-China for a term starting from 27 April 2007 to 31 March 2008 and the Continuing Connected Transaction will only commence after obtaining the approval of the independent Shareholders. The supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules as POSCO-China is a substantial shareholder of the Zhongyue Posco (Qinhuangdao) and therefore POSCO-China is regarded as connected person of the Group under the Listing Rules.

LISTING RULES IMPLICATIONS

Since the supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules, they are subject to the approval of the independent Shareholders at general meeting unless the conditions in Rule 14A.43 can be satisfied, in which case a written shareholder's approval as referred to therein may be accepted in lieu of holding a formal shareholders' meeting of the Company.

As GDH holds approximately 59.36% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting, and none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the purpose of approving the Continuing Connected Transaction, and the Company is in the process of obtaining a written approval from GDH to approve the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company (and the Company does not foresee any difficulty in obtaining such approval), upon the receipt of GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will therefore be required for the said purposes of the Listing Rules.

A circular containing, among others, (i) further details of the Continuing Connected Transaction; (ii) a letter from the independent board committee of the Company to the independent Shareholders in relation to the Continuing Connected Transaction; and (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent Shareholders in relation to the Continuing Connected Transaction, will be sent to the Shareholders in due course.

CONTINUING CONNECTED TRANSACTION

Pursuant to a written supply agreement dated 27 April 2007 and entered into between Zhongyue Tinplate and POSCO-China, Zhongyue Tinplate will supply tinplates and tinplate related products to POSCO-China for a term starting from 27 April 2007 to 31 March 2008 and the Continuing Connected Transaction will only commence after obtaining the approval of the independent Shareholders. The supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules as POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao), a non wholly-owned subsidiary of the Company, and therefore POSCO-China is regarded as connected person of the Group under the Listing Rules.

The Group has not supplied any tinplates or tinplate related products to the POSCO Group in the past, however, as disclosed in the announcement of the Company dated 8 January 2007, the POSCO Group has been supplying and will supply blackplates, as raw materials, to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), respectively, for production of tinplates and tinplate related products.

The price of the tinplates and tinplate related products purchased by POSCO-China from Zhongyue Tinplate will be determined based on the prevailing market rate of tinplates and tinplate related products and after arm's length negotiation between Zhongyue Tinplate and POSCO-China. The Board considers that the supply of tinplates and tinplates related products by Zhongyue Tinplate to POSCO-China, will be carried out in the ordinary and usual course of business of the Group and on normal commercial terms from the perspective of the Group, and the terms of the transaction are and will be fair and reasonable and in the interests of the Shareholders as a whole.

The consideration of the tinplates and tinplate related products purchased by POSCO-China will be settled by letter of credit or otherwise as agreed from time to time by the relevant parties.

Reasons for the continuing connected transaction

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Tinplate to supply tinplates and tinplate related products to POSCO-China, as POSCO-China is a market leader in the steel production business and the Continuing Connected Transaction will enable the Group to fully utilize its production capacity and enhance its arrangement on production planning.

The Board considers that the Continuing Connected Transaction is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Proposed annual caps

Below sets out the proposed annual caps for the purchase of tinplates and tinplate related products by POSCO-China from Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008:

	Proposed annual caps	
	Year ending 31 December 2007	**Three months ending 31 March 2008**
US$	21,420,000	3,213,000
(approximate HK$)	167,076,000	25,061,400

The proposed annual caps for the purchase of tinplates and tinplate related products by POSCO-China from Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008 have been determined with reference to (i) the Company's projection of the productions of the tinplates and tinplate related products manufactured by Zhongyue Tinplate for the year ending 31 December 2007 and the

three months ending 31 March 2008; (ii) the anticipated demand of POSCO-China in the next twelve months after negotiations between Zhongyue Tinplate and POSCO-China, and (iii) the anticipated market price of tinplates and tinplate related products in the next twelve months.

LISTING RULES IMPLICATIONS

As the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the proposed annual caps for the Continuing Connected Transaction for the year ending 31 December 2007 is more than 2.5% and more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, the Continuing Connected Transaction and the relevant annual cap(s) are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

As:

(i) GDH holds approximately 59.36% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Continuing Connected Transaction; and

(iii) the Company is in the process of obtaining a written approval from GDH to approve the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company,

if the written approval from GDH is obtained and upon the receipt of GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will be required for the purposes of the Listing Rules. An application will be made by the Company to the Stock Exchange in accordance with Rule 14A.43 of the Listing Rules for waiving the independent shareholders' approval requirement.

An independent board committee comprising independent non-executive Directors will be appointed to consider the terms of the Continuing Connected Transaction and the respective caps and to advise the independent Shareholders as to whether the Continuing Connected Transaction and the respective caps are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole. An independent financial adviser will be appointed to advise the independent board committee of the Company and the independent Shareholders on the fairness and reasonableness of the terms of the Continuing Connected Transaction and the respective caps.

INFORMATION ON THE COMPANY

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs.

INFORMATION ON ZHONGYUE TINPLATE

Zhongyue Tinplate is a wholly-owned subsidiary of the Company and principally engaged in the manufacture and sale of tinplates and tinplate related products.

INFORMATION ON POSCO

POSCO is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

INFORMATION ON POSCO-CHINA

POSCO-China is a wholly-owned subsidiary of POSCO and a holding company to manage the subsidiaries of POSCO in the PRC.

DESPATCH OF CIRCULAR

A circular containing, among others, (i) further details of the Continuing Connected Transaction; (ii) a letter from the independent board committee to the independent Shareholders in relation to the Continuing Connected Transaction; and (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent Shareholders in relation to the Continuing Connected Transaction, will be sent to the Shareholders in due course.

DEFINITIONS

In this announcement, the following terms and expressions (unless the context otherwise requires) shall have the following meanings:

"Board"	the board of Directors
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange
"Continuing Connected Transaction"	the supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China
"Directors"	directors of the Company
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding approximately 59.36% of the issued share capital of the Company as at the date of this announcement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"POSCO"	株式會社 POSCO (POSCO Co., Ltd.), a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts
"POSCO Group"	POSCO and its subsidiaries
"POSCO-China"	浦項(中國)投資有限公司 (POSCO-China Holding Corporation), a company incorporated in the PRC and a wholly-owned subsidiary of POSCO
"PRC"	the People's Republic of China
"Shareholder(s)"	holder(s) of the Shares
"Shares"	shares of HK$0.50 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

"US$"	United States Dollar, the lawful currency of the United States of America
"Zhongyue Posco (Qinhuangdao)"	中粵浦項（秦皇島）馬口鐵工業有限公司 (Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限公司 (foreign joint venture limited company) incorporated on 16 February 2007 in accordance with PRC law which is 66% indirectly owned by the Company, 24% owned by POSCO and 10% owned by POSCO-China
"Zhongyue Tinplate"	中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a sino-foreign equity joint venture company established on 22 June 1989 in the PRC and is currently a wholly-owned subsidiary of the Company
"%"	per cent.

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.

The exchange rates referred above are for the use in this announcement and for illustration purposes only, no representation is made or given that any amount in the currency referred above can be converted at such rate or any other rate.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 30 April 2007

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

"*Please also refer to the published version of this announcement in **The Standard**.*"

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

ANNUAL GENERAL MEETING HELD ON 7 JUNE 2007
POLL VOTING RESULTS

At the 2007 Annual General Meeting (the "AGM") of Guangnan (Holdings) Limited (the "Company") held on 7 June 2007, poll voting was demanded by the Chairman for voting on all proposed resolutions, as set out in the notice of AGM dated 30 April 2007. The poll results in respect of the resolutions proposed at the AGM are as follows:

Ordinary Resolutions		No. of Votes (Approx. %)	
		For	Against
1.	To receive and consider the audited consolidated financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2006.	562,477,068 (100%)	0 (0%)
2.	To declare a final dividend for the year ended 31 December 2006.	558,753,068 (99.34%)	3,724,000 (0.66%)
3A.	To re-elect Directors: (i) Mr. ZHAO Leili	562,477,068 (100%)	0 (0%)
	(ii) Mr. DONG Decai	562,477,068 (100%)	0 (0%)
	(iii) Miss HOU Zhuobing	562,477,068 (100%)	0 (0%)
	(iv) Mr. Gerard Joseph McMAHON	562,209,068 (100%)	0 (0%)
	(v) Mr. LI Kar Keung, Caspar	562,477,068 (100%)	0 (0%)
3B.	To authorise the Board to fix the Directors' remuneration.	562,477,068 (100%)	0 (0%)
4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.	562,477,068 (100%)	0 (0%)
5.	To grant a general mandate to the Directors to issue shares of the Company.	558,752,468 (99.34%)	3,724,600 (0.66%)
6.	To grant a general mandate to the Directors to repurchase shares of the Company.	562,477,068 (100%)	0 (0%)
7.	To extend the general mandate granted to the Directors to issue shares by adding the number of shares repurchased.	558,753,068 (99.34%)	3,724,000 (0.66%)

Resolutions number 1 to 7 were approved and passed by shareholders as ordinary resolutions. Shareholders may refer to the notice of AGM dated 30 April 2007 for details of the resolutions.

As at the date of the AGM, the number of issued shares of the Company was 903,583,285 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Share Registrar of the Company, acted as scrutineers for the poll at the AGM.

By order of the Board
LIANG Jiang
Chairman

Hong Kong, 7 June 2007

As at the date of this announcement, the Board of Directors of the Company comprises three Executive Directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four Non-executive Directors, namely Mr. Zhao Leili, Mr. Luo Fanyu, Mr. Dong Decai and Miss Hou Zhuobing, and three Independent Non-executive Directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

"*Please also refer to the published version of this announcement in* ***The Standard***."

GUANGNAN (HOLD)<01203> - Unusual price & volume movements

The Stock Exchange has received a message from Guangnan (Holdings) Limited which is reproduced as follows:-

"This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the price and trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such movement.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of Guangnan (Holdings) Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this statement, the Board of directors of Guangnan (Holdings) Limited is composed of ten directors, namely executive directors Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, non-executive directors Mr. Zhao Leili, Mr. Luo Fanyu, Mr. Dong Decai and Miss Hou Zhuobing, independent non-executive directors Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

By Order of the Board
Guangnan (Holdings) Limited

Liang Jiang
Chairman

12th June, 2007"

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Unusual Price and Volume Movements

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") has noted the recent increase in the price and trading volume of the shares of the Company and wishes to state that we are not aware of any reasons for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 5 July 2007

As at the date of this statementt, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Mr. Zhao Leili, Mr. Luo Fanyu, Mr. Dong Decai and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Unusual Trading Volume Movements

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") has noted the recent increase in the trading volume of the shares of the Company and wishes to state that the Board is not aware of any reasons for such movements.

It was recently announced by the Government of the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China (the "PRC") that they have agreed with the Ministry of Commerce of the PRC to introduce Guangnan Hong Company Limited ("Guangnan Hong"), a wholly-owned subsidiary of the Company, as Hong Kong's second agent for live Mainland pig imports, which the Board believes will have a positive impact on the business prospects of Guangnan Hong and this may or may not have an impact on the recent increase in the trading volume of the shares of the Company. Save disclosed above, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 23 July 2007

As at the date of this statementt, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Mr. Zhao Leili, Mr. Luo Fanyu, Mr. Dong Decai and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Unusual Price and Trading Volume Movements

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") has noted the recent increase in the price and trading volume of the shares of the Company and wishes to state that we are not aware of any reasons for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 27 August 2007

As at the date of this statementt, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Mr. Zhao Leili, Mr. Luo Fanyu, Mr. Dong Decai and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

DATE OF BOARD MEETING

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") hereby announces that a meeting of the Board will be held on Tuesday, 18 September 2007 at 29th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong at which the Board will, among other matters, approve the interim results of the Company and its subsidiaries for the six months ended 30 June 2007 and consider the payment of an interim dividend, if applicable.

For and on behalf of the Board
Guangnan (Holdings) Limited
Liang Jiang
Chairman

Hong Kong, 6 September 2007

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

ANNOUNCEMENT
INTERIM RESULTS
FOR THE SIX MONTHS ENDED 30 JUNE 2007
AND INTERIM DIVIDEND FOR 2007

- Turnover of the Group for the six months ended 30 June 2007 was HK$688,733,000, representing an increase of HK$65,952,000 or 10.6% as compared to the corresponding period last year.
- Profit attributable to equity shareholders of the Company was HK$118,207,000, representing an increase of HK$59,583,000 or 101.6% as compared to the corresponding period last year. Disregarding factors such as net valuation gains on investment properties and non-operating income, profit from operations was HK$59,106,000, representing a 7.0% increase as compared with the corresponding period last year.
- Basic earnings per share is HK13.09 cents (six months ended 30 June 2006 : HK6.50 cents)
- The Board declares the payment of an interim dividend of HK2.0 cents per share (six months ended 30 June 2006 : HK1.5 cents)

The board of directors (the ''Board") of Guangnan (Holdings) Limited (the 'Company''), is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the 'Group'') for the six months ended 30 June 2007 together with comparative figures. The results have been reviewed by the Company's auditors, KPMG and the Company's audit committee.

Consolidated income statement
for the six months ended 30 June 2007 - unaudited
(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June 2007 $'000	2006 $'000
Turnover	2	**688,733**	622,781
Cost of sales		**(600,350)**	(541,695)
Gross profit		**88,383**	81,086
Other revenue	3	**9,605**	6,532
Other net income	4	**3,366**	8,585
Distribution costs		**(12,260)**	(10,913)
Administrative expenses		**(24,418)**	(23,538)
Other operating expenses		**(5,570)**	(6,500)
Profit from operations		**59,106**	55,252
Non-operating income	5	**40,021**	-
Net valuation gains on investment properties		**12,791**	5,867
Finance costs	6(a)	**(4,097)**	(1,436)
Share of profits less losses of associates		**13,463**	11,762
Profit before taxation	6	**121,284**	71,445
Income tax	7	**(3,400)**	(10,409)
Profit for the period		**117,884**	61,036
Attributable to:			
Equity shareholders of the Company		**118,207**	58,624
Minority interests		**(323)**	2,412
Profit for the period		**117,884**	61,036
Earnings per share			
- Basic	8(a)	**13.09 cents**	6.50 cents
- Diluted	8(b)	**13.06 cents**	6.50 cents
Interim dividend per share	9	**2.0 cents**	1.5 cents

Consolidated balance sheet at 30 June 2007 - unaudited

(Expressed in Hong Kong dollars)

	Note	***At 30 June 2007*** **$'000**	At 31 December 2006 $'000
Non-current assets			
Fixed assets			
- Investment properties		**253,052**	235,651
- Other property, plant and equipment		**689,300**	512,275
- Interest in leasehold land held for own use under operating leases		**104,035**	57,855
	10	**1,046,387**	805,781
Interest in associates		**184,521**	182,434
		1,230,908	988,215
Current assets			
Trading securities		**4,894**	3,153
Inventories	11	**195,898**	115,478
Trade and other receivables	12	**346,760**	274,706
Cash and cash equivalents	13	**166,895**	157,737
		714,447	551,074
Current liabilities			
Bank loans secured by bills receivable		**227,209**	81,557
Trade and other payables	14	**392,392**	306,377
Current taxation		**18,996**	18,757
		638,597	406,691
Net current assets		**75,850**	144,383
Total assets less current liabilities		**1,306,758**	1,132,598
Non-current liability			
Deferred tax liabilities		**19,637**	21,687
Net assets		**1,287,121**	1,110,911
Capital and reserves			
Share capital		**451,952**	450,792
Reserves		**754,893**	622,477
Total equity attributable to equity shareholders of the Company		**1,206,845**	1,073,269
Minority interests		**80,276**	37,642
Total equity		**1,287,121**	1,110,911

Notes to the unaudited interim financial report

(Expressed in Hong Kong dollars)

1. Basis of preparation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2006 annual financial statements.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The interim financial report is unaudited, but has been reviewed by the audit committee of the Company and by the auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA.

2. Segmental information

The Group's primary format for reporting segment information is business segments. Revenue from external customers (turnover) represents the sales value of goods supplied to customers and rental income. Analysis of the principal activities of the Group during the period is as follows:

Business segments

	For the period ended 30 June 2007					
	Tinplating S'000	**Foodstuffs distribution and trading S'000**	**Property leasing S'000**	**Inter-segment elimination S'000**	**Unallocated S'000**	**Consolidated S'000**
Revenue from external customers	619,034	56,390	13,309	-	-	688,733
Inter-segment revenue	-	-	119	(119)	-	-
Other revenue from external customers	7,439	625	38	-	4,869	12,971
Total	626,473	57,015	13,466	(119)	4,869	701,704
Segment result	44,865	11,491	9,060	-	-	65,416
Unallocated operating income and expenses						(6,310)
Profit from operations						59,106

	For the period ended 30 June 2006					
	Tinplating $'000	Foodstuffs *distribution and trading* $'000	*Property leasing* $'000	Inter-*segment elimination* $'000	*Unallocated* $'000	*Consolidated* $'000
Revenue from external customers	569,047	42,149	11,585	-	-	622,781
Inter-segment revenue	1,038	115	71	(1,224)	-	-
Other revenue from external customers	-	-	-	-	13,460	13,460
Total	570,085	42,264	11,656	(1,224)	13,460	636,241
Segment result	35,661	8,381	8,159	-	-	52,201
Unallocated operating income and expenses						3,051
Profit from operations						55,252

Note : The directors consider that change in fair value on investment properties does not constitute part of the Group's operating performance. As a result, net valuation gains or losses on investment properties are not included in profit from operations.

3. Other revenue

	Six months ended 30 June	
	2007	2006
	$'000	$'000
Sales of scrap materials	**6,467**	1,378
Interest income	**1,485**	1,657
Management income	**199**	207
Dividends from listed securities	**118**	118
Subsidy received	**354**	966
Others	**982**	2,206
	9,605	6,532

4. Other net income

	Six months ended 30 June	
	2007	2006
	$'000	$'000
Net realised and unrealised gain on trading securities	**1,741**	-
Write-back of long-outstanding payables	-	3,444
Recovery of bad debts	-	1,034
Exchange gain	**1,625**	4,109
Others	-	(2)
	3,366	8,585

5. Non-operating income

	Six months ended 30 June	
	2007	2006
	$'000	$'000
Gain on acquisition of minority interests in subsidiaries and dividend payable to the related minority shareholder	**40,021**	-

During the period, the Group acquired from the minority shareholder the 5% equity interest and dividend payable in each of Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai") for a total consideration of US$499,000 (equivalent to $3,890,000). Following the acquisition, Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group. The gain represents the difference between the consideration paid and the minority interests and dividend payable acquired. Both the Group and the minority shareholder are state-controlled entities.

6. Profit before taxation

Profit before taxation is arrived at after charging / (crediting):

		Six months ended 30 June	
	Note	***2007***	2006
		$'000	$'000
(a) Finance costs:			
Interest on bank borrowings (discounted bills)		**4,097**	1,436
(b) Staff costs:			
Net contributions paid to defined contribution plans		**2,174**	1,123
Salaries, wages and other benefits		**20,214**	12,874
Equity-settled share-based payment expenses		-	4,866
		22,388	18,863

	Note	Six months ended 30 June 2007 $'000	2006 $'000
(c) Other items:			
Amortisation of land lease premium		**895**	888
Depreciation	*(i)*	**16,126**	5,450
Dividend income from trading securities		**(118)**	(118)
Operating lease charges in respect of properties		**448**	473
Share of associates' taxation	*(ii)*	**1,857**	3,414
Rentals receivable from investment properties less direct outgoings of $1,071,000 (30 June 2006: $748,000)		**(12,238)**	(10,837)

Notes:

(i) The increase in depreciation compared to the previous period is mainly due to the commencement of operation of the black-plate manufacturing plant.

(ii) Income tax for associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

7. Income tax in the consolidated income statement

Taxation in the consolidated income statement represents :

	Note	*Six months ended 30 June* *2007* $'000	2006 $'000
Current tax – Provision for Hong Kong Profits tax			
Provision for Hong Kong Profits Tax at 17.5% on the estimated assessable profits for the period		**131**	1,038
Current tax – PRC			
Tax for the period		**6,042**	6,827
Deferred tax			
Origination and reversal of temporary differences		**2,584**	2,544
Effect of change in tax rate in the PRC	*(ii)*	**(5,357)**	-
		(2,773)	2,544
	(i)	**3,400**	10,409

Notes:

(i) Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(ii) This represents the financial effect of the change in tax rate on the deferred tax liabilities of the Group as a result of the Corporate Income Tax Law of the PRC passed on 16 March 2007.

8. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $118,207,000 (30 June 2006: $58,624,000) and the weighted average number of 903,335,329 (30 June 2006: 901,583,285) ordinary shares in issue during the period.

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $118,207,000 (30 June 2006: $58,624,000) and the weighted average number of ordinary shares of 905,280,749 (30 June 2006: 901,725,417) after adjusting for the effects of all dilutive potential ordinary shares under the Company's share option schemes.

9. Dividends

(a) Dividends attributable to the period

	Six months ended 30 June	
	2007	2006
	$'000	$'000
Interim dividend declared and paid after the period of 2.0 cents per ordinary share (30 June 2006: 1.5 cents per ordinary share)	**18,078**	13,524

The interim dividend has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June	
	2007	2006
	$'000	$'000
Final dividend in respect of the previous financial year, approved and paid during the period of 2.0 cents per ordinary share (30 June 2006: 1.5 cent per ordinary share)	**18,072**	13,524

10. Fixed Assets

(a) Acquisitions

During the six months ended 30 June 2007, the Group acquired items of property, plant and equipment with a total cost of $236,314,000 (30 June 2006: $155,672,000), of which $224,315,000 were acquired by a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"). Zhongyue Posco, a foreign joint venture limited company, was incorporated on 16 February 2007 in accordance with the PRC law and is owned as to 66% by the Group and the remaining 34% by POSCO Co., Ltd. and POSCO-China Holding Corporation. It has a total registered capital of US$30,000,000 (equivalent to $234,000,000). Construction of the production facilities is in progress and the subsidiary will principally be engaged in the production and sale of tinplate products.

(b) Valuation of investment properties

Investment properties situated in Hong Kong carried at fair value were revalued on an open market value basis at 30 June 2007 by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Members of Hong Kong Institute of Surveyors. Investment properties situated in mainland China carried at fair value were revalued by an independent firm of valuers in the PRC, 廣東財興資產評估土地房地產估價有限公司, on an open market value basis. Based on the valuation, a net gain of $12,791,000 (30 June 2006: $5,867,000), and deferred tax thereon of $2,640,000 (30 June 2006: $1,738,000), have been included in the consolidated income statement.

(c) Leases

The Group leases out investment properties under operating leases. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group held for use in operating leases was $253,052,000 (31 December 2006: $235,651,000).

11. Inventories

Inventories in the consolidated balance sheet comprise:

	At 30 June 2007	At 31 December 2006
	$'000	$'000
Raw materials, spare parts and consumables	**96,224**	65,948
Work in progress	**23,904**	-
Finished goods	**75,770**	49,530
	195,898	115,478

12. Trade and other receivables

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

	At 30 June 2007	At 31 December 2006
	$'000	$'000
Within 1 month	**108,985**	149,105
1 to 3 months	**145,690**	92,386
More than 3 months but less than 1 year	**48,741**	6,779
More than 1 year but less than 2 years	**129**	-
	303,545	248,270

The Group grants credit periods ranging from advance payment to not more than 180 days (31 December 2006: 180 days).

13. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	At 30 June 2007	At 31 December 2006
	$'000	$'000
Deposits with banks	**97,149**	37,477
Cash at bank and in hand	**69,746**	120,260
	166,895	157,737

Included in cash and cash equivalents is a balance of RMB102,368,000 (31 December 2006: RMB44,410,000).

14. Trade and other payables

Included in trade and other payables are trade creditors with the following ageing analysis:

	At 30 June 2007	At 31 December 2006
	$'000	$'000
Due within 1 month or on demand	**148,587**	103,837

15. Commitments

(a) ***Capital commitments outstanding at 30 June 2007 not provided for in the interim financial report were as follows:***

	At 30 June 2007	At 31 December 2006
	$'000	$'000
Contracted for	**94,721**	3,463
Authorised but not contracted for	**71,610**	9,748
	166,331	13,211

(b) ***At 30 June 2007, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:***

	At 30 June 2007	At 31 December 2006
	$'000	$'000
Within 1 year	**332**	637
After 1 year but within 5 years	**125**	145
	457	782

(c) At 30 June 2007, the Company is committed to provide finance of $6,489,000 (31 December 2006: $6,489,000) to an associate of the Group.

RESULTS

For the first half of 2007, the Group's unaudited consolidated profit attributable to equity shareholders of the Company was HK$118,207,000, representing an increase of 101.6%, compared with HK$58,624,000 of the corresponding period last year. Basic earnings per share was HK13.09 cents, an increase of 101.4% from HK6.50 cents of the corresponding period last year.

INTERIM DIVIDEND

The Board declares the payment of an interim dividend for the six months ended 30 June 2007 of HK2.0 cents per share (six months ended 30 June 2006: HK1.5 cents per share).

BUSINESS REVIEW

During the period under review, consolidated turnover was HK$688,733,000, representing an increase of HK$65,952,000, or 10.6%, from HK$622,781,000 of the corresponding period last year. Such increase was mainly attributable to the growth in the tinplating business. In the first half of the year, apart from actively tapping into the current production potential of tinplating to satisfy market needs, the Group also shifted more focus on its black-plate manufacturing plant and Qinhuangdao tinplating plant projects, For the black-plate manufacturing plant project, we strived to achieve the planned production capacity during the year on the basis of steady improvement in product quality; for the Qinhuangdao tinplating plant project, we strived to fulfill its strategy of "formulate, design, construct, install and commence production all in one year". Both projects are targeted at obtaining expected results next year.

Tinplating

During the first half of 2007, the tinplate production and sales volume of Zhongshan Zhongyue Tinplate Industrial Co., Ltd (''Zhongyue Tinplate''), a subsidiary of the Group, were 87,485 tonnes and 88,774 tonnes, an increase of 4.8% and 0.1% respectively when compared with the corresponding period last year. Turnover was HK$619,034,000, representing an increase of 8.8% comparing to the same period last year. Operating profit was HK$44,865,000, an increase of HK$9,204,000, or 25.8% comparing to the same period last year. The tinplating business made the greatest profit contribution to the Group, with its turnover and operating profit accounting for 89.9% and 75.9% of the Group's turnover and operating profit respectively.

At the beginning of the year, the Group completed the acquisition of 5% interests in Zhongyue Tinplate from the PRC minority shareholder. Zhongyue Tinplate is now a wholly-owned subsidiary of the Group. There is ample room for further development and operations for Zhongyue Tinplate in the future.

The Group established a joint-venture, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd ("Zhongyue Posco"), with POSCO Co. Ltd. ("POSCO") , a steel enterprise with the fifth largest global steel output, on 16 February this year. The Group holds 66% interests of the new company while the remaining 34% is held by POSCO. The planned production capacity of tinplates is 250,000 tonnes per annum; construction for the project has been progressing well and is expected to commence production by the end of the year.

The black-plate manufacturing plant located in Zhongshan commenced production in the end of March this year, with the concerted efforts of our technical staff and production staff, gradually enhancing both quality and quantity of the products, providing favourable conditions to lower product costs and enter the diversified tinplating market comprehensively.

Property Leasing

The Group's leasing properties include the plant and staff dormitory of Zhongshan Shan Hai Industrial Co., Ltd. (''Shanhai''), and the office building in Hong Kong. In the first half of 2007, the total turnover of leasing properties of the Group was HK$13,309,000, an increase of 14.9% compared with the same period last year. Profit from operations of leasing properties was HK$9,060,000, representing an increase of 11.0% as compared with the same period last year.

At the beginning of the year, the Group completed the acquisition of 5% interests in Shanhai from the PRC minority shareholder. Shanhai is now a wholly-owned subsidiary of the Group.

Foodstuffs Distribution and Trading

During the first half of 2007, turnover of the foodstuffs distribution and trading business amounted to HK$56,390,000, representing an increase of HK$14,241,000 or 33.8% as compared with the same period last year, which was attributable to the fact that impact of bird flu no longer exists and the increase in provisional quotas of livestock distribution. For the first six months of this year, the foodstuffs distribution and trading business realised an operating profit of HK$11,491,000, an increase of HK$3,110,000 or 37.1% from the same period last year.

On 20 July 2007, the government of HKSAR announced that it has reached agreement with the Ministry of Commerce of the PRC, pursuant to which the government of HKSAR has agreed to admit Guangnan Hong Company Limited as the second Hong Kong-based distributor to import live pigs from the Mainland China. The Group is currently undergoing negotiations with governmental authorities of Hong Kong and China and related parties, so as to roll out the related new business as soon as possible.

Associates

During the first half of 2007, Yellow Dragon Food Industry Co., Limited (''Yellow Dragon''), a major associate of the Group, recorded a sales volume of 188,987 tonnes of corn starch, its major products, representing a decrease of 6.5% as compared with the same period last year. Turnover of Yellow Dragon amounted to HK$604,077,000, a growth of 12.6% as compared with the same period last year while profit attributable to shareholders amounted to HK$34,040,000, an increase of HK$4,092,000 or 13.7%.

The Group owns 40% interest in Yellow Dragon and received a total dividend payment (in respect of the financial year 2006) of RMB16,793,000 (equivalent to HK$17,054,000) in the first half of 2007.

FINANCIAL POSITION

As at 30 June 2007, the Group's total assets amounted to HK$1,945,355,000, and total liabilities stood at HK$658,234,000, representing an increase of HK$406,066,000 and HK$229,856,000 respectively compared with the positions at the end of last year. Net current assets decreased from HK$144,383,000 at the end of last year to HK$75,850,000, and current ratio (current assets divided by current liabilities) decreased from 1.36 as at the end of last year to 1.12. The Group maintains a healthy financial position.

Liquidity and Financial Resources

As at 30 June 2007, the Group's cash and cash equivalent balances amounted to HK$166,895,000, representing an increase of 5.8% from the end of last year, of which an amount equivalent to HK$105,061,000 was denominated in Renminbi and the remaining amounts were denominated in Hong Kong dollars and US dollars.

As at 30 June 2007, the Group's interest-bearing borrowings amounted to HK$227,209,000. Accordingly, the Group's gearing ratio, measured by the Group's total interest-bearing borrowings over shareholders' fund, was 18.8%. The Group's interest-bearing borrowings will be repaid at maturity with proceeds from bills discounted to the banks, and carry interests at annual rates (or discounted rates) ranging from 2.97% to 4.5%.

As at 30 June 2007, the Group's total available banking facilities amounted to HK$257,400,000, HK$182,491,000 of which was issued with letters of credit, and HK$74,909,000 was unutilised banking facilities while discounting bills as mentioned above did not use up any banking facilities. With its cash and cash equivalents on hand, the recurring cash flows from its operations and banking facilities, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its businesses in the foreseeable future.

Litigation

In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary had not repaid its outstanding amount due to the defendant. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a judgement in favour of the Group in January 2005. On 29 December 2006, the defendant filed a new claim against the subsidiary with the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately HK$5,940,000). According to information currently available, the Group is of the view that no provision is required to be made for this claim.

Exchange Rate Exposure

The Group's assets, liabilities and transactions are primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the period, the Group was not exposed to significant exchange risk. Foreign exchange gain for the period was HK$1,625,000.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2007, the Group had a total of 804 full-time employees, increased by 81 compared with that as of the end of 2006. Among them, 21 were based in Hong Kong and 783 were based in the Mainland China. Staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions and individual performance with reference to the prevailing industry practices. In 2007, the Group continued to implement control on the headcount, organization structure and payroll of each subsidiary, and the management continued to implement effective performance bonus incentive scheme. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operation and profit after taxation. In addition, bonus will be distributed to the management, key personnel and outstanding staff according to the assessment results of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Company has also adopted a share option scheme to reward, attract, retain and motivate excellent and talented participants for their contributions to the Group.

PROSPECTS

Adjustments in the global industry and growth in domestic demand are introducing new business opportunities to the tinplating business in the Mainland China. The Group will aggressively capture such a rare chance to fully leverage on the favourable conditions brought about by the gradual completion of the integration of black-plate manufacturing plant and the commencement of production of the Qinhuangdao tinplating plant. We target to complete the strategic deployment of these two major tinplating production bases in the north and south respectively as soon as possible, so as to achieve an annual production capacity of 500,000 tonnes in the shortest time possible, and to optimize its tinplating product structure and upgrade its product quality. These measures are aimed at satisfying the increasing demand in the diversified tinplating product market, to fully prepare itself in anticipation of the Beijing Olympic Games in 2008.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Code on Corporate Governance Practices

The Company has applied the principles and complied with the code provisions of the Code on Corporate Governance Practices (''CG Code'') as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") throughout the six months ended 30 June 2007, with the exception that certain non-executive directors are not appointed for specific terms as non-executive directors are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions. All directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2007.

Audit Committee

The Company established an audit committee ("Audit Committee") in 1999 and its terms of reference are in line with the CG Code. The Audit Committee comprises the three independent non-executive directors, Mr. Gerard Joseph McMahon (chairman of the Audit Committee), Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Audit Committee include, inter alia, the review of the completeness, accuracy and fairness of the Company's financial reports and the Group's internal controls and risk management systems.

The Audit Committee holds regular meetings and it met three times during the six months ended 30 June 2007.

Compensation Committee

The Company established a compensation committee ("Compensation Committee") in 1999 and its terms of reference are in line with the CG Code. The Compensation Committee comprises the chairman of the Board, Mr. Liang Jiang, executive director and general manager, Mr. Tan Yunbiao, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar (chairman of the Compensation Committee). The principal duties of the Compensation Committee include, inter alia, making recommendations to the Board relating to the Company's policy for directors' and senior management's remuneration, determining the executive directors' and senior management's remuneration packages, reviewing and approving their performance-based remuneration and compensation payable for their loss of offices.

During the six months ended 30 June 2007, a meeting was held by the Compensation Committee to explore into relevant issues.

Nomination Committee

The Company established a nomination committee ("Nomination Committee") in June 2005. The Nomination Committee comprises the chairman of the Board, Mr. Liang Jiang who is also chairman of the Nomination Committee, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Nomination Committee include, inter alia, identifying suitable and qualified individuals to become board member and making recommendation on appointment and reappointment of directors.

During the six months ended 30 June 2007, a meeting was held by the Nomination Committee to explore into relevant issues.

Review of Interim Results

The Audit Committee has reviewed the unaudited interim financial report and the interim report of the Group for the six months ended 30 June 2007. In addition, the Company's external auditors, KPMG, have also reviewed the aforesaid unaudited interim financial report.

Purchase, Sale and Redemption of Listed Securities

During the six months ended 30 June 2007, neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange.

Interim Dividend

The Board has resolved to declare the payment of an interim dividend of HK2.0 cents per share (six months ended 30 June 2006 : HK1.5 cents per share) for the six months ended 30 June 2007. The interim dividend will be paid on 31 October 2007 to the shareholders whose names appear on the Register of Members on 17 October 2007.

Closure of Register of Members

The Register of Members will be closed on 16 October 2007 and 17 October 2007, during these two days no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 15 October 2007.

Publication of Interim Results and Interim Report

This interim results announcement is published on the websites of the Company (www.gdguangnan.com) and Hong Kong Exchanges and Clearing Limited (www.hkex.com.hk). The interim report of the Company for 2007 containing all the information required under the Listing Rules will be dispatched to shareholders and made available on the above websites in due course.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 18 September 2007

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Dong Decai and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

CLOSURE OF REGISTER OF MEMBERS

This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). Reference is also made to the announcement of interim results for the six months ended 30 June 2007 and interim dividend for 2007 of Guangnan (Holdings) Limited (the "Company") made on 18 September 2007.

Notice is hereby given that the register of members of the Company will be closed on 16 October 2007 and 17 October 2007. During these two days, no transfer of shares will be registered. In order to qualify for the 2007 interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 15 October 2007. The interim dividend will be paid on 31 October 2007 to the shareholders whose names appear on the register of members of the Company on 17 October 2007.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of the Company at www.gdguangnan.com.

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 18 September 2007

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, four non-executive directors, namely Mr. Zhao Leili, Mr. Luo Fanyu, Mr. Dong Decai and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

*"Please also refer to the published version of this announcement in **the Standard**."*

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") announces that Mr. Dong Decai having reached retirement age has tendered his resignation as a Non-executive Director of the Company with effect from 12 November 2007.

Mr. Dong Decai has confirmed that he has no disagreement with the Board and there is no matter which needs to be brought to the attention of the shareholders of the Company in respect of his resignation.

The Board would like to express its appreciation to Mr. Dong for his contribution made to the group throughout his term of service to the Board.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 12 November 2007

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Messrs. Zhao Leili and Luo Fanyu and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

CONTINUING CONNECTED TRANSACTION

FRAMEWORK AGREEMENT

Pursuant to a framework agreement dated 11 December 2007 entered into between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia, the parties thereto have agreed that Zhongyue Posco (Qinhuangdao) appoints POSCO-China as its export distributor pursuant to which Zhongyue Posco (Qinhuangdao) will supply and sell tinplate products to POSCO-China for export distribution. POSCO-China nominates POSCO-Asia to carry out the related export distribution and Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products.

The Framework Agreement will only come into force after obtaining the approval of the independent shareholders of the Company. The arrangement contemplated under the Framework Agreement will constitute a non-exempt continuing connected transaction of the Company under the Listing Rules, as POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao) and POSCO-Asia is a wholly-owned subsidiary of POSCO, which is a substantial shareholder of Zhongyue Posco (Qinhuangdao), therefore POSCO-Asia is also a connected person of the Company under the Listing Rules.

LISTING RULES IMPLICATIONS

Since the arrangement contemplated under the Framework Agreement will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules, it is subject to the approval of the independent shareholders of the Company at general meeting unless the conditions in Rule 14A.43 can be satisfied, in which case a written shareholder's approval as referred to therein may be accepted in lieu of holding a formal shareholders' meeting of the Company.

As GDH holds 536,380,868 shares of the Company (approximately 59.23% of the Company's existing issued share capital) giving the right to attend and vote at the Company's shareholders' meeting, and none of the shareholders of the Company is required to abstain from voting if the Company were to convene a general meeting for the purpose of approving the Continuing Connected Transaction, and the Company is in the process of obtaining a written approval from GDH to approve the Continuing Connected Transaction in lieu of

holding a formal shareholders' meeting of the Company (and the Company does not foresee any difficulty in obtaining such approval), upon the receipt of GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will therefore be required for the said purposes of the Listing Rules.

A circular containing, among others, (i) further details of the Continuing Connected Transaction; (ii) a letter from the independent board committee of the Company to the independent shareholders of the Company in relation to the Continuing Connected Transaction; and (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent shareholders of the Company in relation to the Continuing Connected Transaction, will be sent to the shareholders in due course.

FRAMEWORK AGREEMENT

The Framework Agreement set out the details of the supply and sale of tinplate products by Zhongyue Posco (Qinhuangdao) and the export distribution between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia. The arrangement contemplated under the Framework Agreement will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules, as POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao) and POSCO-Asia is a wholly-owned subsidiary of POSCO, which is a substantial shareholder of Zhongyue Posco (Qinhuangdao), therefore POSCO-Asia is also a connected person of the Company under the Listing Rules. A summary of certain principal terms under the Framework Agreement is as follows:

Parties

(1) Zhongyue Posco (Qinhuangdao);

(2) POSCO-China; and

(3) POSCO-Asia.

Term

The Framework Agreement is for a term of one year commencing on 1 January 2008 and renewable annually if the parties thereto do not have any written objection of such renewal on the date of expiration. The Framework Agreement will only come into force after obtaining the approval of the independent shareholders of the Company.

Details of the arrangement under the Framework Agreement

Zhongyue Posco (Qinhuangdao) appoints POSCO-China as its export distributor for the sale of its tinplate products. In this respect, Zhongyue Posco (Qinhuangdao) will supply and sell tinplate products to POSCO-China for export distribution. POSCO-China nominates POSCO-Asia to carry out the related export distribution. POSCO-China will assure that at least 35% of the tinplate products produced by Zhongyue Posco (Qinhuangdao) will be exported. Such 35% sales assurance is only a target aiming to achieve by the parties to the Framework Agreement and there will be no consequence for failure to achieve such target. Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products.

Consideration for the supply and sale of tinplate products and export distribution

The consideration of (i) the tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) and (ii) the export distribution to be carried out by POSCO-Asia will be the Price minus the Fee. Such consideration will be determined based on the prevailing market rate of tinplate products and after arm's length negotiation between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia, which will be on terms no more favourable than those supplied by Zhongyue Posco (Qinhuangdao) or other members of the Group to independent third party who is a distributor of the Group. The Board considers that the supply and sale of tinplate products by Zhongyue Posco (Qinhuangdao) to POSCO-Asia will be carried out in the ordinary and usual course of business of the Group and on normal commercial terms from the perspective of the Group, and the terms of the transaction are and will be fair and reasonable and in the interests of the shareholders as a whole.

Zhongyue Posco (Qinhuangdao) has not supplied any tinplates or tinplates related products to the POSCO Group in the past.

The consideration of the tinplate products to be purchased by POSCO-Asia will be settled by letter of credit from time to time.

Reasons for the continuing connected transaction

The Board considers that it is in the interests of the Company and the shareholders of the Company for Zhongyue Posco (Qinhuangdao) to (i) supply and sell tinplate products pursuant to the Framework Agreement; and (ii) appoint POSCO-China to be its export distributor and that POSCO-China nominates POSCO-Asia to carry out the export distribution on behalf of POSCO-China, as POSCO-Asia has extensive sales network overseas and the Continuing Connected Transaction will enable the Group to better distribute the tinplate products of Zhongyue Posco (Qinhuangdao) to overseas market.

The Board considers that the Continuing Connected Transaction is on normal commercial terms, fair and reasonable and in the interests of the Company and the shareholders as a whole.

Proposed annual cap for the Continuing Connected Transaction

The Board estimates that the annual cap to be paid by POSCO-Asia to Zhongyue Posco (Qinhuangdao) for the Continuing Connected Transaction will not exceed USD 107,281,000 (approximately HK$ 836,791,800) for the year ending 31 December 2008.

Such cap was determined by reference to (i) the Company's projection of the productions of the tinplate products to be manufactured by Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2008; (ii) the anticipated demand of clients of POSCO-Asia for the year ending 31 December 2008 after negotiations between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia; and (iii) the anticipated trend of the market price of tinplate products for the year ending 31 December 2008.

LISTING RULES IMPLICATIONS

As the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the proposed annual cap for the Continuing Connected Transaction for the year ending 31 December 2008 is more than 2.5% and more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, the Continuing Connected Transaction and the relevant annual cap is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

As:

(i) GDH holds 536,380,868 shares of the Company (approximately 59.23% of the Company's existing issued share capital) giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the shareholders of the Company is required to abstain from voting if the Company were to convene a general meeting for the approval of the Continuing Connected Transaction; and

(iii) the Company is in the process of obtaining a written approval from GDH to approve the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company,

if the written approval from GDH is obtained and upon the receipt of GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will be required for the purposes of the Listing Rules. An application will be made by the Company to the Stock Exchange in accordance with Rule 14A.43 of the Listing Rules for waiving the independent shareholders' approval requirement.

An independent board committee comprising independent non-executive Directors is appointed to consider the terms of the Continuing Connected Transaction and the relevant annual cap and to advise the independent shareholders of the Company as to whether the Continuing Connected Transaction and the relevant annual cap is on normal commercial terms, fair and reasonable and in the interests of the Company and the shareholders as a whole. An independent financial adviser will be appointed to advise the independent board committee of the Company and the independent shareholders of the Company on the fairness and reasonableness of the terms of the Continuing Connected Transaction and the relevant annual cap.

INFORMATION ON THE COMPANY

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuff.

INFORMATION ON ZHONGYUE POSCO (QINHUANGDAO)

Zhongyue Posco (Qinhuangdao) is a non wholly-owned subsidiary of the Company and principally engaged in the manufacture and sale of tinplates and tinplate related products.

INFORMATION ON POSCO

POSCO is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

INFORMATION ON POSCO-CHINA

POSCO-China is a wholly-owned subsidiary of POSCO and is principally engaged in investment holding.

INFORMATION ON POSCO-ASIA

POSCO-Asia is a wholly-owned subsidiary of POSCO and principally engaged in trading of steel.

DESPATCH OF CIRCULAR

A circular containing, among others, (i) further details of the Continuing Connected Transaction; (ii) a letter from the independent board committee to the independent shareholders in relation to the Continuing Connected Transaction; and (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent shareholders in relation to the Continuing Connected Transaction, will be sent to the shareholders in due course.

DEFINITIONS

In this announcement, the following terms and expressions (unless the context otherwise requires) shall have the following meanings:

"Board"	the board of Directors;
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange;
"Continuing Connected Transaction"	the supply and sale of tinplate products by Zhongyue Posco (Qinhuangdao) pursuant to the Framework Agreement and the appointment of POSCO-China as export distributor. POSCO-China nominates POSCO-Asia to carry out the export distribution;
"Directors"	directors of the Company;
"Fee"	1.5% of free on board (FOB) Qinhuangdao price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of tinplate products supplied by Zhongyue Posco (Qinhuangdao). The FOB Qinhuangdao price is the price of tinplate only which is different from the Price as the Price may

include the transportation expenses, insurance and other related expenses to be incurred for the delivery of the tinplate products from Qinhuangdao to the overseas customers;

"Framework Agreement"	the framework agreement dated 11 December 2007 entered into between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia;
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding 536,380, 868 shares of the Company (approximately 59.23% of the issued share capital of the Company) as at the date of this announcement;
"Group"	the Company and its subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"POSCO"	株式會社 POSCO (POSCO Co., Ltd.), a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts ;
"POSCO Group"	POSCO and its subsidiaries;
"POSCO-Asia"	POSCO Asia Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of POSCO;
"POSCO-China"	浦項(中國)投資有限公司 (POSCO-China Holding Corporation), a company incorporated in the PRC and a wholly-owned subsidiary of POSCO;
"Price"	the contract price of each individual sales contract to be entered into between POSCO-

	Asia and its overseas customers for the sale of tinplate products supplied by Zhongyue Posco (Qinhuangdao);
"PRC"	the People's Republic of China;
"Shares"	shares of HK$0.50 each in the share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States Dollar, the lawful currency of the United States of America;
"Zhongyue Posco (Qinhuangdao)"	中粵浦項(秦皇島)馬口鐵工業有限公司 (Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限公司 (foreign joint venture limited company) incorporated on 16th February 2007 in accordance with PRC law which is 66% indirectly owned by the Company, 24% owned by POSCO and 10% owned by POSCO-China; and
"%"	per cent.

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.

The exchange rates referred above are for the use in this announcement and for illustration purposes only, no representation is made or given that any amount in the currency referred above can be converted at such rate or any other rate.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 11 December 2007

As at the date of this announcement, the Board is composed of three executive directors, namely Messrs. Liang Jiang, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu, and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

APPOINTMENT OF EXECUTIVE DIRECTOR AND DEPUTY CHAIRMAN

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the appointment of Mr. Li Li as an Executive Director and the Deputy Chairman of the Company with effect from 7 January 2008.

Mr. Li Li, aged 52, graduated from the Sun Yat-Sen University and the South China Normal University. In November 2007, Mr. Li is appointed the chairman of Guangnan Live Pigs Trading Limited, a subsidiary of the Company. From May 2000 to July 2002, Mr. Li served as the Executive Vice Chairman of the Company. Between 1986 and 1998, Mr. Li worked in Guangdong Foreign Economic Relations and Trade Committee (the "Committee"). He was a deputy director of the Economic and Trade Administration Office of the Committee in 1995. Since September 1998, Mr. Li has acted as the general manager of Nam Yue Food Stuff & Aquatics Company Limited ("Nam Yue Food") and Macau Wholesale Market Nam Yue Limited ("Macau Wholesale Market"). Mr. Li then became the chairman of both companies in June 2001. Mr. Li also became the chairman of Nam Yue Luen Fung Trading Company Limited ("Luen Fung Trading") in November 2004. Nam Yue Food, Macau Wholsale Market and Luen Fung Trading were incorporated in Macau Special Administrative Region of the PRC and are indirect wholly-owned subsidiaries of GDH Limited ("GDH"). GDH is the controlling shareholder of the Company.

Other than the above, Mr. Li is not related to any Director, senior management, substantial shareholder or controlling shareholder of the Company.

As at the date of this announcement, Mr. Li was interested in 1,577,000 ordinary shares in the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO"). Other than the above, Mr. Li was not interested in any shares or underlying shares of the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Li. He will hold office until the first general meeting of the Company after his appointment. In accordance with the Articles of Association of the Company, Mr. Li is entitled to such directors' fee and emoluments as may be approved by the Board. Emoluments (if any) for Mr. Li will be determined by reference to his job responsibilities and the prevailing

market conditions.

Saved as described below, there is no enterprise, company or unincorporated enterprise that has been dissolved or put into liquidation (otherwise than by a members' voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it during the time when Mr. Li was one of its directors or within 12 months after his ceasing to act as one of its directors.

As described in this announcement, since September 1998, Mr. Li has acted as the general manager of Nam Yue Food and Macau Wholesale Market.

In December 1998, the Government of Guangdong Province, the PRC initiated a debt restructuring for (among others) Nam Yue (Group) Co., Limited and its then subsidiaries (including Nam Yue Food and Macau Wholesale Market) ("Nam Yue Group") (the "Restructuring"). On 21 December 2000, Nam Yue Group formally entered into (among others) a debt restructuring agreement and pursuant to which the creditors of Nam Yue Group agreed to participate in the Restructuring. The Restructuring of Nam Yue Group involved an amount estimated to be HK$2,974 million and was completed on 22 December 2000. Prior to the completion of the Restructuring, Nam Yue Food and Macau Wholesale Market were indirectly wholly-owned by the Government of Guangdong Province, the PRC. Upon the completion of the Restructuring, Nam Yue Food and Macau Wholesale Market became indirect wholly-owned subsidiaries of GDH.

Save as disclosed above, in relation to the appointment of Mr. Li as an Executive Director and the Deputy Chairman of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its warm welcome to Mr. Li for joining the Board.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 7 January 2008

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Messrs. Zhao Leili and Luo Fanyu and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

ANNOUNCEMENT

DISCLOSURE PURSUANT TO RULE 13.18 OF THE LISTING RULES

This announcement is made pursuant to Rule 13.18 of the Listing Rules.

The board of directors of the Company announces that ZIML (a wholly-owned subsidiary of the Company) has obtained a term loan facility in the principal amount of up to HK$480,000,000. The Loan Agreement contains provisions which require GDH to maintain a minimum shareholding in, as well as an effective management control over, the Company.

This announcement is made pursuant to rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The board of directors of Guangnan (Holdings) Limited (the "Company", together with its subsidiaries shall be referred to as the "Group") announces that on 25 January 2008, Zhongyue Industry Material Limited ("ZIML", a wholly-owned subsidiary of the Company) entered into a facility agreement (the "Loan Agreement") for a term loan facility in the principal amount of up to HK$480,000,000; the arrangers and lenders for such loan facility are Industrial and Commercial Bank of China (Asia) Limited and The Hongkong and Shanghai Banking Corporation Limited (collectively, the "Lenders", with the latter acting as the agent (the "Agent") of the finance parties). The loan facility is granted to ZIML for the purpose of financing its general corporate financing requirements. Under the Loan Agreement, the Company has agreed to guarantee and the Group will provide certain securities in respect of the repayment obligation of ZIML. The loan facility is available for drawdown for a 3 month period and the loan(s) made under the Loan Agreement shall be repaid by three equal instalments on the date falling 13 months, 24 months and 36 months, respectively from the date of the Loan Agreement.

It is provided in the Loan Agreement that if GDH Limited ("GDH") ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then if the Majority Lender(s) so require, the Agent shall, by not less than 15 days' prior notice to ZIML, declare that all outstanding loan(s) under the Loan Agreement and all accrued interest and other amounts thereunder will become immediately due and payable. At the date of this announcement, GDH is the controlling shareholder of the Company and it holds approximately 59.23% of the existing

issued share capital of the Company. ("Majority Lenders" means the Lender(s) whose lending commitments or participations in the loans then outstanding aggregate more than 66 $\frac{2}{3}$% of the total lending commitments or of all the loans then outstanding (as the case may be).)

The Company shall continue to make relevant disclosure in the subsequent interim and annual reports of the Company pursuant to rule 13.21 of the Listing Rules for as long as circumstances giving rise to the obligation under rule 13.18 of the Listing Rules continue to exist.

By Order of the Board
Guangnan (Holdings) Limited
Liang Jiang
Chairman

Hong Kong, 25 January 2008

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Messrs. Zhao Leili and Luo Fanyu and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

DATE OF BOARD MEETING

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") hereby announces that a meeting of the Board will be held on Wednesday, 16 April 2008 at 29th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong at which the Board will, among other matters, approve the final results of the Company and its subsidiaries for the year ended 31 December 2007 and consider the recommendation on payment of a final dividend, if applicable.

For and on behalf of the Board
Guangnan (Holdings) Limited
Liang Jiang
Chairman

Hong Kong, 3 April 2008

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Mr. Zhao Leili, Mr. Luo Fanyu and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

CLOSURE OF REGISTER OF MEMBERS

This notice is made pursuant to section 99 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong). Reference is also made to the announcement of the annual results for the year ended 31 December 2007 and the proposed final dividend for 2007 of Guangnan (Holdings) Limited (the "Company") made on 16 April 2008.

Notice is hereby given that the register of members of the Company will be closed from 4 June 2008 to 6 June 2008 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the proposed 2007 final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4.00 p.m. on 3 June 2008. The proposed final dividend, if approved at the 2008 Annual General Meeting of the Company, is expected to be paid on 30 June 2008 to the shareholders whose names appear on the register of members of the Company on 6 June 2008.

This announcement is also available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and on the website of the Company at www.gdguangnan.com.

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 16 April 2008

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Mr. Zhao Leili, Mr. Luo Fanyu and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

ANNOUNCEMENT OF 2007 ANNUAL RESULTS

- Turnover of the Group for 2007 was HK$1,593,460,000, representing an increase of HK$372,206,000 or 30.5% as compared to 2006.
- The profit attributable to equity shareholders of the Company was HK$183,809,000, representing a 51.5% increase as compared to 2006.
- Basic earnings per share is HK 20.3 cents (2006 : HK 13.5 cents).
- The Directors recommend the payment of a final dividend of HK 2.0 cents per share for the year ended 31 December 2007 (2006 : HK 2.0 cents).

RESULTS

The board of directors (the "Directors") of Guangnan (Holdings) Limited (the "Company"), is pleased to announce the consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 December 2007, which have been reviewed by the Company's Audit Committee.

Consolidated Income Statement
For the year ended 31 December 2007
(Expressed in Hong Kong dollars)

	Note	*2007* $'000	*2006* $'000
Turnover	3	**1,593,460**	1,221,254
Cost of sales		**(1,415,997)**	(1,057,781)
Gross profit		**177,463**	163,473
Other revenue	4	**12,529**	9,906
Other net income	5	**12,623**	14,327
Distribution costs		**(29,836)**	(19,914)
Administrative expenses		**(59,812)**	(47,056)
Other operating expenses		**(3,083)**	(9,942)
Profit from operations		**109,884**	110,794
Non-operating income	6	**40,021**	-
Valuation gains on investment properties		**16,075**	23,123
Finance costs	7(a)	**(11,927)**	(2,906)
Share of profits less losses of associates		**20,390**	19,259
Profit before taxation	7	**174,443**	150,270
Income tax	8	**7,435**	(23,476)
Profit for the year		**181,878**	126,794
Attributable to:			
Equity shareholders of the Company		**183,809**	121,320
Minority interests		**(1,931)**	5,474
Profit for the year		**181,878**	126,794
Dividends payable to equity shareholders of the Company attributable to the year:	9		
Interim dividend declared during the year		**18,108**	13,524
Final dividend proposed after the balance sheet date		**18,112**	18,032
		36,220	31,556
Earnings per share	10		
Basic		**20.3 cents**	13.5 cents
Diluted		**20.3 cents**	13.5 cents

Consolidated Balance Sheet at 31 December 2007

(Expressed in Hong Kong dollars)

	Note	*2007* **$'000**	*2006* $'000
Non-current assets			
Fixed assets			
- Investment properties	11(b)	**264,224**	235,651
- Other property, plant and equipment		**858,560**	512,275
- Interest in leasehold land held for own use under operating leases		**107,100**	57,855
	11	**1,229,884**	805,781
Interest in associates		**199,010**	182,434
		1,428,894	988,215
Current assets			
Trading securities		**6,399**	3,153
Inventories	12	**321,343**	115,478
Trade and other receivables, deposits and prepayments	13	**453,488**	274,706
Current taxation recoverable		**456**	320
Cash and cash equivalents	14	**147,009**	157,737
		928,695	551,394
Current liabilities			
Trade and other payables	15	**401,731**	306,377
Bank loans	16 (a)	**423,336**	81,557
Loan from immediate holding company	16 (b)	**21,216**	-
Current taxation payable		**19,934**	19,077
		866,217	407,011
Net current assets		**62,478**	144,383
Total assets less current liabilities		**1,491,372**	1,132,598
Non-current liabilities			
Bank loans	16 (a)	**80,092**	-
Deferred tax liabilities		**22,033**	21,687
		102,125	21,687
Net assets		**1,389,247**	1,110,911
Capital and reserves			
Share capital		**452,802**	450,792
Reserves		**848,702**	622,477
Total equity attributable to equity shareholders of the Company		**1,301,504**	1,073,269
Minority interests		**87,743**	37,642
Total equity		**1,389,247**	1,110,911

1. Basis of preparation

This financial report has been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and accounting principles generally accepted in Hong Kong. This financial report also complies with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Except as disclosed in Note 2, this financial report has been prepared on a basis consistent with the accounting policies and methods adopted in the 2006 annual financial statements. The financial information set out in this report does not constitute the Group's statutory financial statements for the year ended 31 December 2007, but is derived from these financial statements.

2. Changes in accounting policies

The HKICPA has issued a number of new and revised HKFRSs and Interpretations that are first effective or available for early adoption for the current accounting period of the Group.

There have been no significant changes to the accounting policies applied in this financial report for the years ended 31 December 2007 and 2006 as a result of these developments. However, as a result of the adoption of HKFRS 7, Financial instruments: Disclosures and the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures. Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial statements.

3. Segment information

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tinplate and related products which are used as packaging materials for the food processing manufacturers
Foodstuffs distribution and trading	:	Distribution, purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

	For the year ended 31 December 2007					
	Tinplating $'000	**Foodstuffs distribution and trading $'000**	**Property leasing $'000**	**Inter-segment elimination $'000**	**Unallocated $'000**	**Consolidated $'000**
Revenue from external customers	1,450,125	117,157	26,178	-	-	1,593,460
Inter-segment revenue	-	-	216	(216)	-	-
Other revenue from external customers	8,501	1,217	46	-	15,129	24,893
Total	1,458,626	118,374	26,440	(216)	15,129	1,618,353
Segment result	76,449	21,213	16,764			114,426
Unallocated operating income and expenses						(4,542)
Profit from operations						109,884
Non-operating income						40,021
Share of profits less losses of associates	-	-	-	-	20,390	20,390
Valuation gains on investment properties	-	-	16,075	-	-	16,075
Finance costs						(11,927)
Income tax						7,435
Profit after taxation						181,878
Depreciation and amortisation for the year	42,183	88	1,677			
Impairment losses made for the year	-	104	49			

3. Segment information (continued)

Business segments (continued)

	For the year ended 31 December 2006					
	Tinplating $'000	Foodstuffs distribution and trading $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
Revenue from external customers	1,108,939	86,858	25,457	-	-	1,221,254
Inter-segment revenue	1,991	-	169	(2,160)	-	-
Other revenue from external customers	4,463	1,812	28	-	17,695	23,998
Total	1,115,393	88,670	25,654	(2,160)	17,695	1,245,252
Segment result	81,797	16,648	16,662			115,107
Unallocated operating income and expenses						(4,313)
Profit from operations						110,794
Share of profits less losses of associates	-	-	-	-	19,259	19,259
Valuation gains on investment properties	-	-	23,123	-	-	23,123
Finance costs						(2,906)
Income tax						(23,476)
Profit after taxation						126,794
Depreciation and amortisation for the year	16,469	104	1,605			
Impairment losses made/ (written-back) for the year	9,346	(1,185)	-			

	2007			
	Tinplating $'000	**Foodstuffs distribution and trading $'000**	**Property leasing $'000**	**Consolidated $'000**
Segment assets	**1,788,919**	**63,029**	**296,760**	**2,148,708**
Interest in associates				**199,010**
Unallocated assets				**9,871**
Total assets				**2,357,589**
Segment liabilities	**318,442**	**51,184**	**6,415**	**376,041**
Unallocated liabilities				**592,301**
Total liabilities				**968,342**
Capital expenditure incurred during the year	**412,832**	**991**	**1,473**	

3. Segment information (continued)

Business segments (continued)

	2006			
	Tinplating $'000	Foodstuffs distribution and trading $'000	Property leasing $'000	Consolidated $'000
Segment assets	1,017,617	59,892	263,986	1,341,495
Interest in associates				182,434
Unallocated assets				15,680
Total assets				1,539,609
Segment liabilities	230,068	40,539	5,749	276,356
Unallocated liabilities				152,342
Total liabilities				428,698
Capital expenditure incurred during the year	366,576	186	2,212	

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for foodstuffs distribution and trading, whereas the People's Republic of China other than Hong Kong (the "PRC") is a major market for most of the Group's other businesses.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	The PRC		***Hong Kong***		***Other countries***	
	2007 **$'000**	2006 $'000	***2007*** **$'000**	2006 $'000	***2007*** **$'000**	2006 $'000
Revenue from external customers	**1,344,659**	1,132,337	**119,826**	88,917	**128,975**	-
Segment assets	**1,974,489**	1,172,526	**174,219**	168,969	-	-
Capital expenditure incurred during the year	**414,437**	368,782	**859**	192	-	-

4. Other revenue

	2007	*2006*
	$'000	$'000
Sales of scrap materials	**6,217**	2,500
Interest income	**3,052**	3,359
Management income	**199**	228
Dividends from listed securities	**259**	235
Subsidies received	**770**	1,033
Others	**2,032**	2,551
	12,529	9,906

5. Other net income

	2007	*2006*
	$'000	$'000
Net gain on disposal of fixed assets	**156**	512
Net realised and unrealised gain on trading securities	**3,246**	94
Write back of impairment losses on trade receivables	**90**	2,013
Write back of long-outstanding payables	**-**	4,198
Impairment losses on other non-current financial assets	**-**	(46)
Net loss on forward foreign exchange contracts	**(332)**	-
Net realised and unrealised exchange gain	**9,463**	7,556
	12,623	14,327

6. Non-operating income

	2007	2006
	$'000	$'000
Gain on acquisition of minority interests in subsidiaries and dividends payable to the related minority shareholder	**40,021**	-

During the year, the Group acquired from the minority shareholder the 5% equity interest in each of Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai") together with the dividends payable by Zhongyue Tinplate and Shanhai to the minority shareholder for a total consideration of US$499,000 (equivalent to $3,890,000). Following the acquisition, Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group. The gain represents the excess of the consideration paid over the carrying value of the minority interests acquired and dividends payable transferred to the Group. Both the Group and the minority shareholder are state-controlled entities in the PRC.

7. Profit before taxation

Profit before taxation is arrived at after charging / (crediting):

	2007 $'000	2006 $'000
(a) Finance costs:		
Interest on bank advances and other borrowings repayable within 5 years	**12,464**	2,906
Interest on loan from immediate holding company	**520**	-
	12,984	2,906
Less : interest expense capitalised into construction in progress (Note)	**(1,057)**	-
	11,927	2,906
(b) Staff costs:		
Net contributions paid to defined contribution plans	**3,279**	1,341
Equity-settled share-based payment expenses	-	3,426
Salaries, wages and other benefits	**53,916**	38,939
	57,195	43,706
(c) Other items:		
Cost of inventories sold	**1,412,982**	1,051,265
Auditors' remuneration	**3,218**	2,293
Depreciation	**41,667**	16,681
Amortisation of land lease premium	**2,517**	1,778
Impairment losses on fixed assets and inventories	**104**	9,346
Impairment losses on trade receivables	**49**	-
Operating lease charges in respect of property rentals	**1,538**	939
Rentals receivable from investment properties less direct outgoings of $2,444,000 (2006: $2,190,000)	**(23,734)**	(23,267)

Note : The amount represents interest expense paid for a bank loan borrowed by a subsidiary of the Group specifically for the purpose of the construction of fixed assets.

8. Income tax in the consolidated income statement

Taxation in the consolidated income statement represents :

	Note	2007 $'000	2006 $'000
Current tax – Provision for Hong Kong Profits tax			
Provision for Hong Kong Profits Tax at 17.5% (2006: 17.5%) on the estimated assessable profits for the year		**86**	650
Under-provision in respect of prior years		**102**	9
		188	659
Current tax – the PRC			
Tax for the year		**11,757**	13,941
Under-provision in respect of prior years		**-**	30
Tax refund for re-investment	*(ii)*	**(18,194)**	-
		(6,437)	13,971
Deferred tax			
Origination and reversal of temporary differences		**4,234**	8,846
Effect of change in tax rate in the PRC		**(5,420)**	-
		(1,186)	8,846
		(7,435)	23,476

Notes:

(i) The provision for Hong Kong Profits Tax for 2007 is calculated at 17.5% (2006: 17.5%) of the estimated assessable profits for the year. Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

A subsidiary, Zhongyue Tinplate, is entitled to a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line beginning from 2006. According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate. As a result, the effective tax rate of Zhongyue Tinplate for 2007 is 10.8% (2006: 10.8%).

(ii) The Group has successfully obtained a tax refund of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of a subsidiary and the re-investment of dividends declared by two subsidiaries as capital contributions to other subsidiaries during the year.

8. Income tax in the consolidated income statement (continued)

(iii) On 16 March 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the PRC ("new tax law") which became effective on 1 January 2008. Furthermore, the State Council of the PRC passed the implementation guidance ("Implementation Guidance") on 26 December 2007, which sets out the details of how the existing preferential income tax rate will be adjusted to the standard rate of 25%. According to the Implementation Guidance, income tax rate for certain PRC subsidiaries of the Group, which are eligible to relief from PRC Enterprise Income Tax, will be gradually changed to the standard rate of 25% over a five-year transition period.

The new tax law has been applied when measuring the Group's deferred tax assets and liabilities as at 31 December 2007. As a result of the change of applicable tax rates, the net change in balance of deferred tax of $5,420,000 has been credited to profit or loss. The enactment of the new tax law has no financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

(iv) According to the new tax law, the standard PRC Enterprise Income Tax rate is 25%. Dividends declared by the PRC subsidiaries to parent companies incorporated in Hong Kong are subject to a withholding tax of 5%.

In accordance with Caishui (2008) No.1 issued by State Tax Authorities, undistributed profits from the PRC subsidiaries up to 31 December 2007 will be exempted from withholding tax when they are distributed in future. As a result, no provision for withholding tax is made as at 31 December 2007.

9. Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year :

	2007	*2006*
	$'000	$'000
Interim dividend declared and paid of 2.0 cents per ordinary share (2006: 1.5 cents per ordinary share)	**18,108**	13,524
Final dividend proposed after the balance sheet date of 2.0 cents per ordinary share (2006: 2.0 cents per ordinary share)	**18,112**	18,032
	36,220	31,556

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year :

	2007	*2006*
	$'000	$'000
Final dividend in respect of the previous financial year, approved and paid during the year, of 2.0 cents per ordinary share (2006: 1.5 cents per ordinary share)	**18,072**	13,524

10. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $183,809,000 (2006 : $121,320,000) and the weighted average of 904,079,000 (2006 : 901,583,000) ordinary shares in issue during the year, calculated as follows:

Weighted average number of ordinary shares

	2007	*2006*
	'000	'000
Issued ordinary shares at 1 January	**901,583**	901,583
Effect of share options exercised	**2,496**	-
Weighted average number of ordinary shares at 31 December	**904,079**	901,583

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2007 is based on the profit attributable to ordinary equity shareholders of the Company of $183,809,000 and the weighted average number of ordinary shares of 906,448,000, calculated as follows:

Weighted average number of ordinary shares (diluted)

	2007
	'000
Weighted average number of ordinary shares at 31 December	904,079
Effect of deemed issue of ordinary shares under the Company's share option scheme for nil consideration	2,369
Weighted average number of ordinary shares (diluted) at 31 December	906,448

The diluted earnings per share for the year ended 31 December 2006 was the same as the basic earnings per share as the potential ordinary shares were anti-dilutive.

11. Fixed Assets

(a) ***Acquisitions and disposals***

During the year, the Group acquired items of property, plant and equipment with a total cost of $415,375,000 (2006: $369,377,000), of which $391,974,000 were acquired by a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"). Zhongyue Posco, a foreign joint venture limited company, was incorporated on 16 February 2007 in accordance with the PRC law and is owned as to 66% by the Group and the remaining 34% by POSCO Co., Ltd. and POSCO-China Holding Corporation. It has a total registered capital of US$30,000,000 (equivalent to $234,000,000). The subsidiary is principally engaged in the production and sale of tinplate products.

During the year, certain items of plant and machinery and motor vehicles with a net book value of $7,481,000 (2006: $5,875,000) were disposed of.

(b) ***Valuation of investment properties***

Investment properties of the Group situated in Hong Kong totalling $103,800,000 (2006: $98,200,000) were revalued at 31 December 2007 by an independent firm of surveyors, Vigers Appraisal and Consulting Limited, who have among their Staff Members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties of the Group situated in the PRC totalling $160,424,000 (2006: $137,451,000) were revalued at 31 December 2007 by an independent firm of surveyors registered in the PRC, 廣東財興資產評估土地房產估價有限公司, on an open market value basis.

(c) ***Leases***

The Group leases out investment properties under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The carrying amount of investment properties of the Group held for use under operating leases was $264,224,000 (2006: $235,651,000).

(d) During the year, one of the Group's subsidiaries entered into an agreement with the Qinhuangdao Municipal Bureau of Land and Resources to acquire a land use right in the PRC for a cash consideration of RMB45,605,000 (equivalent to approximately $48,701,000). At 31 December 2007, the Group has made partial payment in accordance with the payment schedule. The formal title of the land use right in the PRC from the relevant government authorities can only be obtained after settlement of the final payment due on 30 May 2008.

12. Inventories

Inventories in the consolidated balance sheet comprise:

	2007	*2006*
	$'000	$'000
Raw materials, spare parts and consumables	**213,805**	65,948
Work in progress	**48,837**	-
Finished goods	**58,701**	49,530
	321,343	115,478

13. Trade and other receivables, deposits and prepayments

Included in trade and other receivables, deposits and prepayments are trade debtors, bills receivable and trade balances due from a related company (net of allowance for bad and doubtful debts), based on invoice date, with the following ageing analysis:

	2007	*2006*
	$'000	$'000
Within 1 month	**131,793**	149,105
1 to 3 months	**158,685**	92,386
More than 3 months but less than 12 months	**95,279**	6,779
	385,757	248,270

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

14. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	2007	*2006*
	$'000	$'000
Deposits with banks	**63,394**	37,477
Cash at bank and in hand	**83,615**	120,260
Cash and cash equivalents in the consolidated balance sheet	**147,009**	157,737

15. Trade and other payables

Included in trade and other payables are trade creditors, bills payable and trade balances due to a related company with the following ageing analysis:

	2007	*2006*
	$'000	$'000
Due within 1 month or on demand	**225,451**	103,837

16. Interest-bearing borrowings

	Note	*2007* **$'000**	*2006* $'000
(a) Bank loans			
- unsecured	(i)	**281,720**	-
- secured by bills receivable	(ii)	**168,988**	81,577
- secured by bank deposits	(iii)	**52,720**	-
		503,428	81,577

At 31 December 2007, the bank loans were repayable as follows:

	2007 **$'000**	*2006* $'000
Within 1 year or on demand	**423,336**	81,557
After 1 year but within 2 years	-	-
After 2 years but within 5 years	**80,092**	-
	80,092	-
	503,428	81,557

(i) Included in the unsecured bank loans are loans granted to Zhongyue Posco, a non-wholly owned subsidiary of the Group with carrying amounts of $80,043,000 and $80,092,000 guaranteed by the minority shareholder and Zhongyue Tinplate, a subsidiary of the Group, respectively.

(ii) The loans are secured by bills receivable with carrying amounts of $168,988,000 (2006: $81,557,000).

(iii) The loans are secured by bank deposits of $50,571,000 (2006: $Nil).

	2007 **$'000**	*2006* $'000
(b) Loan from immediate holding company	**21,216**	-

The loan is unsecured, interest bearing at 3-month HIBOR + 0.35% per annum and repayable on 31 December 2008.

17. Subsequent events

(a) On 25 January 2008, a wholly-owned subsidiary of the Group, Zhongyue Industry Material Limited ("ZIML") entered into a facility agreement (the "Loan Agreement") for a term loan facility in the principal amount of up to $480,000,000; the arrangers and lenders for such loan facility are Industrial and Commercial Bank of China (Asia) Limited and The Hong Kong and Shanghai Banking Corporation Limited (collectively, the "Lenders").

The loan facility is granted to ZIML for the purpose of financing its general corporate financing requirements.

Under the loan agreement, the Company has agreed to provide a guarantee and the Group will provide the investment properties situated in Hong Kong as collateral in respect of the repayment obligation of ZIML. Under the Loan Agreement the loan shall be repaid by three equal instalments on the date falling 13 months, 24 months and 36 months, respectively from the date of the Loan Agreement. On 13 March 2008, the loan of $480,000,000 was fully drawn down.

It is provided in the Loan Agreement that if the immediate parent company, GDH Limited ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the Lenders are entitled to request immediate repayment of the outstanding loans and all accrued interest.

(b) On 27 February 2008, the Financial Secretary of the Hong Kong SAR Government announced his annual Budget which proposes a cut in the profits tax rate from 17.5% to 16.5% with effect from the fiscal year 2008-09 and a one-off reduction of 75% of the tax payable for the 2007-08 assessment subject to a ceiling of $25,000. In accordance with the Group's accounting policy, no adjustments have been made to this financial report as a result of this announcement.

The directors estimate that these proposed changes will result in the opening balances of the Group as at 1 January 2008 being remeasured as follows:

(i) current tax payable by the Group will decrease by $25,000; and

(ii) no significant effect on the Group's deferred tax liabilities.

These opening balance adjustments to current tax balance at 1 January 2008 will be recognised as a reduction in the Group's income tax expense of $25,000. It is impracticable to further estimate the impact on future financial statements of the change in tax rate.

18. Litigation

In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not yet settled an outstanding amount due to it. The Intermediate People's Court of Yue Yang City ordered to freeze a bank deposit of the subsidiary in the amount of $4,700,000.

According to the judgement of the Intermediate People's Court of Yue Yang City issued on 12 December 2004, the subsidiary was ordered to pay compensation and court charges amounting to RMB4,934,000 and RMB40,000 respectively. The subsidiary lodged an appeal to the High People's Court of Hunan Province against the judgement and the judgement of the Intermediate People's Court of Yue Yang City was repudiated on 31 January 2005. Accordingly, the frozen bank deposit of $4,700,000 was released.

In 2006, the PRC third party filed a new claim of RMB5,788,000 to the Intermediate People's Court of Zhongshan City. The Court proceedings were held in July 2007. According to the decision of the Intermediate People's Court of Zhongshan City issued on 19 October 2007, the claim was denied and the subsidiary was not liable for any payment in respect of this claim.

No further action was taken by the PRC third party up to the date of issue of this financial report.

I am pleased to report to the shareholders that the Group recorded satisfactory results in 2007. The consolidated profit attributable to equity shareholders of the Company was HK$183,809,000, representing an increase of 51.5% compared with HK$121,320,000 in 2006. The basic earnings per share were HK20.3 cents, representing an increase of 50.4% from HK13.5 cents in 2006.

DIVIDEND

The Directors recommend the payment of a final dividend of HK 2.0 cents per share for the year 2007. The final divided for 2007, subject to the approval by the shareholders of the Company at the annual general meeting, is expected to be paid on 30 June 2008.

REVIEW

In 2007, consolidated turnover was HK$1,593,460,000, a substantial increase of HK$372,206,000 or 30.5% from HK$1,221,254,000 in 2006. Such increase was primarily attributable to the growth of the tinplating business. The tinplating business recorded an increase in production and sales volume due to the sufficient supply of black-plates, leading to the surge in turnover of HK$341,186,000 or 30.8%.

In 2007, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") realised an annual production capacity of 200,000 tonnes and the production capacity utilisation rate reached 93.6% for the year, which broke the highest records of tinplating business in terms of its production volume since its operations commenced in 1990, compared with 83.5% for 2006.

Our tinplating business is in a high growth phase. Our black-plate manufacturing plant with an annual production capacity of 150,000 tonnes commenced production in March 2007, providing steady supply of black-plates, the major raw materials, for the production of tinplates. In addition, the new factory with annual production capacity of 250,000 tonnes of tinplates in Qinhuangdao City in Hebei Province, which was jointly-invested by the Group and POSCO Co. Ltd. ("POSCO"), an international renowned steel company, was completed and commenced production in February 2008, raising the production capacity of tinplates from 200,000 tonnes in 2007 to the current level of 450,000 tonnes, further enhancing our competitive strengths.

In July 2007, the Hong Kong SAR Government announced its agreement with the Ministry of Commerce of the PRC to recognize Guangnan Hong Company Limited as the second distributor for importing live pigs from mainland China. The relevant business was successfully embarked upon in December 2007, becoming a new source of growth for our foodstuffs distribution and trading business.

PROSPECTS

The rapid economic growth and strong market demand in mainland China are introducing excellent opportunities to the nation's tinplating business. With the integration of our black-plate manufacturing plant project and the Qinhuangdao project, the strategic deployment of the two major tinplating production bases in the northern and southern regions respectively, the successful extension of the chain of our tinplating business and the continual expansion of our production scale, the Group is seeing substantial enhancement in its consolidated strengths among all its primary business. Coupled with the healthy development with our business of distribution of live pigs, our operating results are expected to reach a higher rung of the ladder.

Finally, on behalf of the Board, I would like to express my sincere gratitude to our investors for their strong support to the Group over the year, and to our management and staff members of the Group for their commitment and devotion to generating good results to the Group.

Liang Jiang
Chairman

Hong Kong, 16 April 2008

BUSINESS REVIEW

Tinplating

In 2007, the production and sales volume of tinplates of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), a subsidiary of the Group, amounted to 187,186 tonnes and 197,623 tonnes, an increase of 13.5% and 15.4% respectively when compared with 2006. The turnover was HK$1,450,125,000, representing an increase of 30.8% when compared with 2006. Profit from operations was HK$76,449,000, a decrease of HK$5,348,000 or 6.5% when compared with 2006, which was primarily attributable to the low production volume of the black-plate manufacturing plant in its intial stage of operation during the first half of 2007. The contribution from the tinplating business to the Group's profit was the most significant. Its turnover accounted for 91.0% of the Group's turnover and its profit from operations accounted for 69.6% of the Group's profit from operations.

The black-plate manufacturing plant located in Zhongshan, with an annual production capacity of 150,000 tonnes, commenced production in late March 2007 providing steady supply of black-plates, the major raw materials for producing tinplates. The continual efforts of all the engineering and production technicians have remarkably enhanced the quality and volume of our products, providing favorable conditions to lower production costs and enter the niche market for tinplates on a fuller scale.

On 16 February 2007, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd ("Zhongyue Posco"), a joint venture company between the Group and POSCO Co. Ltd. ("POSCO"), a steel company ranked 4th in the world's steel production, was established as to 66% owned by us and 34% owned by POSCO, with a designed annual production capacity of 250,000 tonnes of tinplates. The project proceeded as scheduled and was completed and commenced production in February 2008. Both factories located in the northern and southern regions produce a total of 450,000 tonnes of tinplates and 150,000 tonnes of black-plates per annum.

At the beginning of 2007, the Group acquired 5% interest in Zhongyue Tinplate from the PRC shareholder. Zhongyue Tinplate became a wholly-owned subsidiary of the Group after the acquisition. There is ample room for further development and operations for Zhongyue Tinplate in the future.

Property Leasing

The Group's leasing properties mainly included the plant and staff dormitory of Zhongyue Shan Hai Industrial Co., Ltd. ("Shan Hai"), and the office building in Hong Kong. In 2007, the total turnover from property leasing business of the Group was recorded at HK$26,178,000, an increase of HK$721,000 as compared with 2006. The profit from operations of property leasing business amounted to HK$16,764,000, an increase of 0.6% as compared with 2006.

At the beginning of 2007, the Group acquired 5% interest in Shan Hai from the PRC shareholder. Shan Hai became a wholly-owned subsidiary of the Group after the acquisition. There will be more room for future development and operations for Shan Hai.

Foodstuffs Distribution and Trading

In 2007, turnover of the foodstuffs distribution and trading business amounted to HK$117,157,000, representing a marked increase of HK$30,299,000 or 34.9% as compared with 2006 in the absence of the impact of bird flu and the increase in provisional quotas for livestock distribution during the year. Profit from operations of foodstuffs distribution and trading in 2007 was HK$21,213,000, representing an increase of HK$4,565,000 or 27.4% as compared with 2006.

On 20 July 2007, the Hong Kong SAR Government announced its agreement with the Ministry of Commerce of the PRC to recognize Guangnan Hong Company Limited as the second distributor for importing live pigs from mainland China. The relevant business was successfully embarked upon in December 2007, becoming a new source of growth for our foodstuffs distribution and trading business.

Associates

In 2007, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), a principal associate of the Group, recorded a sales volume of 394,417 tonnes of corn starch, its major products, representing a decrease of 2.2% as compared with 2006. Turnover of Yellow Dragon amounted to HK$1,283,351,000 or an increase of 14.2% and its profit attributable to shareholders amounted to HK$52,078,000 or an increase of HK$1,792,000 or 3.6%, as compared with 2006.

The Group has 40% interest in Yellow Dragon and received a total dividend payment of RMB16,793,000 (approximately HK$16,907,000) in 2007. It is expected that the Group will receive a total dividend payment of RMB18,654,000 (approximately HK$19,921,000) in 2008 in respect of the profit earned in 2007.

FINANCIAL POSITION

As at 31 December 2007, the Group's total assets and total liabilities amounted to HK$2,357,589,000 and HK$968,342,000, representing an increase of HK$817,980,000 and HK$539,644,000 respectively compared with the positions at the end of 2006. The net current assets decreased from HK$144,383,000 at the end of 2006 to HK$62,478,000 and the current ratio (current assets divided by current liabilities) decreased from 1.35 as at the end of 2006 to 1.07.

Liquidity and Financial Resources

As at 31 December 2007, the Group maintained cash and cash equivalent balances of HK$147,009,000, including pledged bank balance of HK$55,900,000. An amount of HK$92,904,000 was denominated in Renminbi and HK$8,331,000 was denominated in United States Dollars while the remaining balance was denominated in Hong Kong dollars. Cash and cash equivalent balances decreased by 6.8% from the end of the 2006.

As at 31 December 2007, the Group's borrowings comprise bank borrowings of HK$503,428,000 (31 December 2006: HK$81,557,000), of which HK$281,720,000 (31 December 2006: HK$nil) is unsecured, HK$168,988,000 (31 December 2006: HK$81,557,000) is secured by bills receivable and HK$52,720,000 (31 December 2006: HK$nil) is secured by bank deposits of HK$50,571,000 (31 December 2006: HK$nil), and a loan from immediate holding company of HK$21,216,000 (31 December 2006: HK$nil). 84.7% of the Group's borrowings (31 December 2006: 100%) is repayable within one year, and the remaining balance is repayable within three years. All the borrowings were subject to an annual interest rate of 2.10% to 6.72% (2006: 1.92% to 3.24%). 15.3% and 15.3% of the Group's borrowings was guaranteed by a subsidiary of the Group and by the minority shareholder of the Group's non-wholly owned subsidiary, respectively.

The Group's gearing ratio, calculated by dividing the net borrowings (being interest-bearing borrowings less cash and cash equivalents) of the Group by total equity attributable to equity shareholders of the Company, was 29.0% (31 December 2006: negative 7.1%). The increase was primarily due to the funding requirements for the development of the Group's tinplating business.

As at 31 December 2007, the Group's total available banking facilities amounted to HK$418,968,000, of which HK$347,724,000 was utilised banking facilities and HK$71,244,000 were unutilised. 19.1% of the Group's banking facilities was secured by the corporate guarantee provided by a subsidiary of the Group. The cash reserve and available facilities, as well as the steady cash flow from operations, were sufficient to meet the Group's debt obligations and business operations.

On 25 January 2008, the Group entered into a facility agreement (the "Loan Agreement") with Industrial and Commercial Bank of China (Asia) Limited and The Hongkong and Shanghai Banking Corporation Limited. Pursuant to the Loan Agreement, a secured loan facility in the amount of HK$480,000,000 for a term of 3 years was made available to the Group's drawdown. The loan is interest-bearing at floating rates to fund the general corporate financing requirements of the Group. The loan fully reflected the banks' confidence and recognition of the credit standing and prospects of the Group.

Capital Expenditure

The Group's capital expenditure in 2007 amounted to HK$415,375,000 (2006: $369,377,000), of which $391,974,000 were acquired by a subsidiary, Zhongyue Posco. The subsidiary is principally engaged in the production and sale of tinplate products, and commenced production in February 2008.

Pledge of Assets

As at 31 December 2007, certain of the Group's bank deposits and bills receivable with a total net book value of HK$224,888,000 (31 December 2006: HK$81,557,000) were pledged to secure general banking facilities granted to the Group.

Litigation

In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary, as the third claimee, had not repaid its outstanding amount due to the defendant of such case. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a decision in favour of the Group in January 2005. On 29 December 2006, the defendant, who turned into the plaintiff, filed a new claim against the subsidiary to the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately HK$5,761,000). In October 2007, the court denied the plaintiff's claim on the ground that the plaintiff's litigation representative was not qualified, and ruled that the subsidiary was not liable for any payment in respect of this claim.

Exchange Rate and Interest Rate Exposure

The majority of the Group's business operations is in the PRC and Hong Kong. During the year, the exchange rates of Hong Kong dollars and US dollars were relatively stable without causing any material risk of exchange rate to the Group; as to the appreciation of Renminbi against US dollars, since majority of the Group's sales are settled in Renminbi, whereas the purchases are mainly made in Renminbi or US dollars, the Group does not have material exposure to foreign exchange.

The majority of the Group's borrowings bears interests at floating rates. The management pays attention to variations in interest rates. In respect of unforeseen fluctuations of exchange rates, the Group will adopt hedging instruments to hedge the exposure as and when necessary. As at 31 December 2007, there were forward foreign exchange contracts entered into by the Group to hedge certain foreign currencies loans which amounted to US$3,022,000 and JPY416,371,000 (equivalent to HK$52,720,000 in aggregate). Except these borrowings, other borrowings are denominated in the functional currency of the entity taking out the loans or, in United States dollars. In view of the anticipated appreciation of Renminbi against US dollars, management does not consider the currency risk to be significant.

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2007, the Group had a total of 1,042 full-time employees, an increase of 319 from the end of 2006. 47 of the employees were based in Hong Kong and 995 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, individual performance with reference to the prevailing industry practices. In 2007, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operation and profit after taxation. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to encourage excellent participants to keep up with their contribution to the Group.

DIVIDEND

The Directors resolved to make the payment of an interim dividend of HK 2.0 cents per share (2006 : HK 1.5 cents) and recommend the payment of a final dividend of HK 2.0 cents per share (2006 : HK 2.0 cents) for the year ended 31 December 2007. The proposed final dividend, if approved at the 2008 Annual General Meeting of the Company, is expected to be paid on 30 June 2008 to shareholders whose names appear on the register of members of the Company on 6 June 2008.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Wednesday, 4 June 2008 to Friday, 6 June 2008, both days inclusive, during which period no transfer of shares will be effected.

In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 pm on Tuesday, 3 June 2008.

CORPORATE GOVERNANCE PRACTICES

In the opinion of the Directors, the Company has complied with the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited in the financial year ended 31 December 2007 except that certain non-executive directors are not appointed for specific terms but they are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

REVIEW OF ANNUAL RESULTS

The annual results of the Group for the year ended 31 December 2007 have been reviewed by the Audit Committee of the Company.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

PUBLICATION OF ANNUAL RESULTS AND ANNUAL REPORT

This results announcement is published on the websites of the Company (www.gdguangnan.com) and Hong Kong Exchange and Clearing Limited (www.hkex.com.hk). The annual report of the Company for 2007 containing all the information required by the Listing Rules will be dispatched to shareholders and made available on the above websites in due course.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 16 April 2008

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Messrs. Zhao Leili and Luo Fanyu and Miss Hou Zhuobing and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

CHANGE OF EXECUTIVE DIRECTOR AND CHIEF FINANCIAL OFFICER

The Board announces that with effect from 17 April 2008 Mr. TSANG Hon Nam will resign as an executive director and the chief financial officer of the Company and Mr. SUNG Hem Kuen will be appointed as an executive director and the chief financial officer of the Company.

Resignation of executive director and chief financial officer

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") announces that Mr. TSANG Hon Nam will resign as an executive director and the chief financial officer of the Company with effect from 17 April 2008. Mr. TSANG will take up a senior management position of Guangdong Investment Limited ("GDI") which is a subsidiary of GDH Limited, the controlling shareholder of the Company.

Mr. TSANG confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its appreciation to Mr. TSANG for his contribution to the Company in the past.

Appointment of executive director and chief financial officer

The Board also announces that Mr. SUNG Hem Kuen will be appointed as an executive director and the chief financial officer of the Company with effect from 17 April 2008.

Mr. SUNG Hem Kuen, aged 34, graduated from Hong Kong University and holds a Bachelor's degree in Business Administration. He has experiences in auditing, accounting and corporate restructuring for over twelve years. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants in the United Kingdom. He is also an associate member of both the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. SUNG has

worked in a major multinational certified public accountants for over 10 years. He was the assistant chief financial officer of GDI before joining the Company.

Other than as stated above, Mr. SUNG is not related to any Director, senior management or substantial or controlling shareholder of the Company, and has not held directorship in other listed companies in the last three years.

As at the date of this announcement, Mr. SUNG does not have any interest in shares and/or underlying shares of the Company or its associated corporations within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Mr. SUNG has entered into a service contract with the Company. In accordance with the articles of association of the Company, he will hold office until the first general meeting of the Company after his appointment and will then be eligible for re-election. Mr. SUNG will be entitled to a total remuneration which comprises a fixed annual remuneration of HK$936,000 and a discretionary bonus pegged to performance. Such emoluments are determined by reference to his job responsibilities and the prevailing market conditions and the Company's operating performance and profitability.

Save as disclosed above, there are no other matters which need to be brought to the attention of the shareholders of the Company regarding the appointment of Mr. SUNG as an executive director and the chief financial officer of the Company and there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The Board would like to express its warm welcome to Mr. SUNG for joining the Board.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 16 April 2008

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Tsang Hon Nam, three non-executive directors, namely Messrs. Zhao Leili and Luo Fanyu and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Friday, 6 June 2008 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2007.

2. To declare a final dividend for the year ended 31 December 2007.

3. To re-elect retiring Directors and authorise the Directors to fix the remuneration of the Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

   "THAT:

   (A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.50 each in the capital of the Company (the "Shares") and/or options, warrants and/or instruments carrying rights to subscribe for any Shares or securities convertible into Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

   (B) the approval in paragraph (A) of this Resolution shall be in addition to any other authorizations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors and/or employees of the Company and/or any of its subsidiaries and other eligible person (if any) of Shares or rights to acquire Shares; (iii) the exercise of rights of subscription and other eligible person (if any) or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares; or (iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on the Shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution and resolution no. 5:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

and,

"Rights Issue" means an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

6. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT:**

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors during the Relevant Period (as defined above) of all the powers of the Company to repurchase the Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

(B) the aggregate nominal amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Shares in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly."

7. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** conditional upon resolutions nos. 5 and 6 set out above being duly passed, the general mandate granted to the Directors to exercise the powers of the Company to allot and issue Shares pursuant to resolution no. 5 set out above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 6 set out above, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 9 May 2008

Registered Office:
22nd Floor
Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting as the case may be).

3. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of joint holding.

4. The register of members of the Company will be closed from Wednesday, 4 June 2008 to Friday, 6 June 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4: 00 p.m. on Tuesday, 3 June 2008.

5. A form of proxy for use at the meeting is being despatched to the shareholders of the Company together with the circular of the Company dated 9 May 2008.

6. In relation to resolution no. 5, approval is being sought from members for a general mandate to authorise the allotment of shares in the share capital of the Company. The Directors have no immediate plans to issue any new shares in the share capital of the Company pursuant to such general mandate other than shares which may fall to be issued under the share option scheme of the Company.

7. In relation to resolution no. 6, approval is being sought from members for a general mandate to repurchase shares of the Company. The Directors have no immediate plans to repurchase any shares of the Company pursuant to such general mandate.

8. In relation to resolution no. 7, approval is being sought from members to extend the general mandate to allot shares by adding repurchased shares to the 20 per cent. general mandate.

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, three non-executive directors, namely Mr. Zhao Leili, Mr. Luo Fanyu and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)
(Stock code: 1203)

PROXY FORM

Form of proxy for use at the Annual General Meeting to be held on 6 June 2008

I/We,(Note 1) ____

of ____

being the registered holder(s) of (Note 2) ____________________________ shares

of HK$0.50 each in the capital of **Guangnan (Holdings) Limited** (the "Company") **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** or (Note 3) ____

of ____

as my/our proxy to vote and act for me/us at the Annual General Meeting (and at any adjournment thereof) of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57-73 Lockhart Road, Wanchai, Hong Kong on Friday, 6 June 2008 at 3:00 p.m. for the purpose of considering and, if thought fit, passing the resolutions set out in the notice convening the said meeting and at such meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	For(Note 4)	Against(Note 4)	Abstain(Note 4)
1.	To receive and consider the audited consolidated financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2007.			
2.	To declare a final dividend for the year ended 31 December 2007.			
3A.	To re-elect Directors:			
	(i) Mr. LIANG Jiang			
	(ii) Mr. LI Li			
	(iii) Mr. SUNG Hem Kuen			
	(iv) Mr. LUO Fanyu			
	(v) Miss TAM Wai Chu, Maria			
3B.	To authorise the Board to fix the Directors' remuneration.			
4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.			
5.	To grant a general mandate to the Directors to allot, issue and deal with additional shares of the Company.			
6.	To grant a general mandate to the Directors to repurchase shares of the Company.			
7.	To extend the general mandate granted to the Directors to allot, issue and deal with additional shares by adding the number of shares repurchased.			

Dated this ______________ day of ______________ 2008   Signed(Note 5) ______________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out "THE CHAIRMAN OF THE MEETING" and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR ANY OF THE RESOLUTIONS, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY OF THE RESOLUTIONS, TICK IN THE RELEVANT BOX MARKED "AGAINST". IF YOU WISH TO ABSTAIN, TICK IN THE RELEVANT BOX MARKED "ABSTAIN".** Failure to tick any one of the boxes will entitle your proxy to cast your vote(s) at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of any officer or attorney duly authorised.
6. In the case of joint holders of any share, any one of such persons may vote at the meeting either personally or by proxy in respect of such share but if more than one of such joint holders are present at the meeting personally or by proxy, the vote(s) of the senior who tender vote(s), whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.
7. To be valid, this form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's registered office at 22/F., Tesbury Centre, No. 24-32, Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting, as the case may be).
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting if you so wish.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

代表委任表格

二零零八年六月六日舉行之股東週年大會適用之代表委任表格

本人／吾等(附註1) ______________________________

寓 ______________________________

為廣南(集團)有限公司(「本公司」)股本中每股面值0.50港元股份(附註2) ______________ 股

之登記持有人，茲委任大會主席或(附註3) ______________________________

地址 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司於二零零八年六月六日(星期五)下午三時正在香港灣仔駱克道57–73號香港華美粵海酒店地庫低層會議廳舉行之股東週年大會(及其任何續會)，以考慮並酌情通過召開上述大會通告所載列之決議案，並在該大會(及其任何續會)上以本人／吾等名義按以下指示就各項決議案代表本人／吾等投票，倘無作出指示，則本人／吾等之委任代表可酌情投票。

	決議案	贊成(附註4)	反對(附註4)	棄權(附註4)
1.	接納及省覽截至二零零七年十二月三十一日止年度之經審核綜合財務報表及董事會與核數師報告書。			
2.	宣佈派發截至二零零七年十二月三十一日止年度之末期股息。			
3A.	重選董事：			
	(i) 梁江先生			
	(ii) 李力先生			
	(iii) 宋咸權先生			
	(iv) 羅蕃郁先生			
	(v) 譚惠珠小姐			
3B.	授權董事會釐定董事酬金。			
4.	重新委聘核數師及授權董事釐定其酬金。			
5.	授予董事配發、發行及處理本公司額外股份之一般授權。			
6.	授予董事購回本公司股份之一般授權。			
7.	擴大授予董事配發、發行及處置額外股份之一般授權，方法是加入所購回之股份數目。			

日期：二零零八年__________月__________日　　　　簽署(附註5) ______________________________

附註：

1. 請用正楷填上全名及地址。
2. 請填上登記於 閣下名下之股份數目。如未填上股份數目，則本代表委任表格將被視為與登記於 閣下名下之所有本公司股份有關。
3. 如擬委派大會主席以外之人士為代表，請將「大會主席」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。本代表委任表格之每項更改，均須由簽署人簡簽示可。
4. 重要提示： 閣下如擬投票贊成任何一項決議案，請在「贊成」欄內加上「✓」號。如擬投票反對任何一項決議案，則請在「反對」欄內加上「✓」號。如擬就任何一項決議案投棄權票，則請在「棄權」欄內加上「✓」號。如未有作任何指示，則受委代表有權自行酌情投票。至於大會通告所述者以外而正式提呈大會之其他決議案，受委代表亦有權自行酌情投票。
5. 本代表委任表格必須由 閣下或 閣下正式書面授權的人士簽署。如股東為公司，則代表委任表格必須蓋上公司印鑑，或經由公司主管人員或正式授權代表親筆簽署。
6. 如屬聯名持有股份，則任何一位聯名持有人均可親身或委派代表出席大會投票，惟如親身或委派代表出席大會之聯名持有人超過一位，則只有排名首位之持有人投票方獲接納(不論親身或委派代表投票)，而其他聯名持有人之投票將屬無效。排名先後乃以股東名冊上有關聯名持有股份之排名次序為準。
7. 本代表委任表格連同簽署人之授權書(如有)或其他授權文件(如有)或經由公證人簽署證明之副本，須於大會(或其續會)(按情況而定)指定舉行時間四十八小時前送達本公司之註冊辦事處(地址為香港皇后大道東24-32號金鐘匯中心22樓)，方為有效。
8. 受委代表毋須為本公司股東，惟須親自出席大會以代表 閣下。
9. 閣下於填妥交回代表委任表格後，屆時仍可親自出席股東週年大會並於會上投票。

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

ANNUAL GENERAL MEETING HELD ON 6 JUNE 2008
POLL VOTING RESULTS

At the 2008 Annual General Meeting (the "AGM") of Guangnan (Holdings) Limited (the "Company") held on 6 June 2008, poll voting was demanded by the Chairman for voting on all proposed resolutions, as set out in the notice of AGM dated 9 May 2008. The poll results in respect of the resolutions proposed at the AGM are as follows:

Ordinary Resolutions		No. of Votes (Approx. %)	
		For	Against
1.	To receive and consider the audited consolidated financial statements and the reports of the Directors and the Auditors for the year ended 31 December 2007.	545,030,668 (100%)	0 (0%)
2.	To declare a final dividend for the year ended 31 December 2007.	545,030,668 (100%)	0 (0%)
3A.	To re-elect Directors:- (i) Mr. LIANG Jiang	545,030,668 (100%)	0 (0%)
	(ii) Mr. LI Li	545,030,668 (100%)	0 (0%)
	(iii) Mr. SUNG Hem Kuen	540,135,068 (99.1%)	4,895,600 (0.9%)
	(iv) Mr. LUO Fanyu	540,135,068 (99.1%)	4,895,600 (0.9%)
	(v) Miss TAM Wai Chu, Maria	545,030,668 (100%)	0 (0%)
3B.	To authorise the Board to fix the Directors' remuneration.	545,030,668 (100%)	0 (0%)
4.	To re-appoint Auditors and authorise the Directors to fix their remuneration.	545,030,668 (100%)	0 (0%)

5.	To grant a general mandate to the Directors to allot, issue and deal with additional shares of the Company.	540,134,468 (99.1%)	4,896,200 (0.9%)
6.	To grant a general mandate to the Directors to repurchase shares of the Company.	545,030,668 (100%)	0 (0%)
7.	To extend the general mandate granted to the Directors to allot, issue and deal with additional shares by adding the number of shares repurchased.	540,135,068 (99.1%)	4,895,600 (0.9%)

Resolutions number 1 to 7 were approved and passed by shareholders as ordinary resolutions. Shareholders may refer to the notice of AGM dated 9 May 2008 for details of the resolutions.

As at the date of the AGM, the number of issued shares of the Company was 905,603,285 shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions proposed at the AGM. There were no restrictions on any shareholders to cast votes on any of the proposed resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Share Registrar of the Company, acted as scrutineers for the poll at the AGM.

By order of the Board
LIANG Jiang
Chairman

Hong Kong, 6 June 2008

As at the date of this announcement, the Board of Directors of the Company comprises four Executive Directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, three Non-executive Directors, namely Mr. Zhao Leili, Mr. Luo Fanyu, and Miss Hou Zhuobing, and three Independent Non-executive Directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

CHANGE OF COMPANY SECRETARY

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") announces that, with effect from 10 June 2008, Ms. CHEUNG Mo Ching has resigned as the Company Secretary of the Company and Mr. SUNG Hem Kuen has been appointed as the Company Secretary of the Company.

Mr. SUNG Hem Kuen, aged 34, was appointed as an executive director and the chief financial officer of the Company in April 2008. He graduated from The University of Hong Kong and holds a Bachelor's degree in Business Administration. He has experiences in auditing, accounting and corporate restructuring for over 12 years. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants in the United Kingdom. He is also an associate member of both the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. SUNG has worked in a major multinational certified public accountants for over 10 years. He was the assistant chief financial officer of Guangdong Investment Limited before joining the Company.

The Board would like to express its appreciation to Ms. Cheung for her contributions to the Company in the past.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 10 June 2008

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, three non-executive directors, namely Messrs. Zhao Leili, Luo Fanyu and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

DATE OF BOARD MEETING

The board of directors (the "Board") of Guangnan (Holdings) Limited ("the Company") hereby announces that a meeting of the Board will be held on 12 September 2008, Friday at 29th Floor, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong at which the Board will, among other matters, approve the interim results of the Company and its subsidiaries for the six months ended 30 June 2008 and consider the payment of an interim dividend, if applicable.

For and on behalf of the Board
Guangnan (Holdings) Limited
Liang Jiang
Chairman

Hong Kong, 2 September 2008

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Messrs. Zhao Leili and Luo Fanyu and Miss Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

RESIGNATION OF NON-EXECUTIVE DIRECTOR

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company") announces that Mr. ZHAO Leili has tendered his resignation as a non-executive director of the Company with effect from 12 September 2008 to pursue his career development.

Mr. ZHAO confirmed that he has no disagreement with the Board and there is no matter in respect of his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board would like to express its appreciation to Mr. ZHAO for his contribution made to the Company throughout his term of services.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 12 September 2008

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; two non-executive directors, namely Mr. Luo Fanyu and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2008

Unaudited financial highlights for the six months ended 30 June

	2008	2007	Changes
	HK$' 000	HK$' 000	%
Turnover	**1,374,163**	688,733	99.5
Profit from operations	**140,092**	59,106	137.0
Profit attributable to shareholders	**112,207**	118,207	(5.1)
Earnings per share – Basic	**HK 12.39 cents**	HK 13.09 cents	(5.3)
Interim dividend per share	**HK 2.0 cents**	HK 2.0 cents	-

BUSINESS REVIEW, MANAGEMENT DISCUSSION & ANALYSIS, PROSPECTS AND OTHER INFORMATION

RESULTS

For the first half of 2008, the Group's results were satisfactory. The unaudited consolidated profit attributable to shareholders of the Company was HK$112,207,000, representing a decrease of 5.1% from HK$118,207,000 of the corresponding period last year. However, the profit from operations for the first half of 2008 which excludes non-operating income and valuation gains on investment properties was HK$140,092,000, representing an increase of 137.0% from HK$59,106,000 of the corresponding period last year. Basic earnings per share was HK12.39 cents, a decrease of 5.3% from HK13.09 cents of the corresponding period last year.

INTERIM DIVIDEND

The Board declares the payment of an interim dividend for the six months ended 30 June 2008 of HK2.0 cents per share (six months ended 30 June 2007: HK2.0 cents per share).

BUSINESS REVIEW

During the period under review, all business segments of the Group developed at an accelerated pace. The Group's consolidated turnover was HK$1,374,163,000, representing an increase of HK$685,430,000, or 99.5%, from HK$688,733,000 of the corresponding period last year. Such increase was mainly attributable to the growth in the tinplating business. The black-plate manufacturing plant, with the production capacity of 150,000 tonnes per annum, commenced production at the beginning of last year and provided steady supply of black-plates, the major raw material for the production of tinplates. Moreover, the tinplating plant with a production capacity of 250,000 tonnes tinplates per annum established in Qinhuangdao City in Hebei Province jointly by the Group and POSCO Co. Ltd. ("POSCO"), an internationally renowned steel enterprise, commenced production in February 2008, raising the Group's production capacity of tinplates increased from 200,000 tonnes in 2007 to the current level of 450,000 tonnes, reaching a higher rung of the ladder in terms of its scale. On the other hand, as the business of distribution of live pigs was successfully embarked upon in December 2007, the live and fresh foodstuffs segment has become a new source of growth for the Group.

Tinplating

As at 30 June 2008, Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Zhongyue Tinplate") is a wholly-owned subsidiary of the Company. The Company holds 66% interests in Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd ("Zhongyue Posco") while the remaining 34% is held by POSCO.

During the first half of 2008, the tinplate production and sales volume of the Group were 160,976 tonnes and 143,806 tonnes, an increase of 84.0% and 62.0% respectively compared with the corresponding period last year. Turnover was HK$1,255,926,000, representing an increase of 102.9% compared with the corresponding period last year. Operating profit was HK$74,659,000, an increase of HK$29,794,000, or 66.4% compared with the corresponding period last year. The tinplating business made the greatest profit contribution to the Group, with its turnover and operating profit accounting for 91.4% and 53.3% of the Group's turnover and operating profit respectively. Despite the rapid increase of steel prices within a short period of time resulting from the significant rise in prices of raw materials including iron ore during the period, the Group maintained a stable gross profit margin amid significant growth in sales volume through its flexible market strategy and effective cost control.

After the tinplating plant, established jointly by the Group and POSCO in Qinhuangdao City in Hebei Province, commenced production in February 2008, the strategic deployment of two major tinplating production bases in the northern and southern regions was basically completed, contributing to a substantial increase in both the production and export sales of high-end products. Meanwhile, the quality and quantity of products produced by the black-plate manufacturing plant situated in Zhongshan also enhanced continuously, providing a stable source of raw materials, black-plates, for the production of tinplates as well as helping the Group to control product costs and penetrate the tinplating sub-markets on a full scale.

Fresh & Live Foodstuffs

During the first half of 2008, turnover of the fresh and live foodstuffs business amounted to HK$105,506,000, representing an increase of HK$49,116,000 or 87.1% as compared with the corresponding period last year. An operating profit of HK$42,851,000, which was an increase of HK$31,360,000 or 272.9% from the corresponding period last year, was realized primarily due to the embarkation of live pigs distribution since December 2007. Notwithstanding fierce market competition and limitations such as insufficient enclosure spaces, the business grew healthily on the back of the tremendous vibrancy of our operations team and the strong support from predominant suppliers.

Property Leasing

The Group's leasing properties include the plant and staff dormitory of Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai"), and the office building in Hong Kong.

In the first half of 2008, the total turnover from property leasing business was HK$12,731,000, a decrease of 4.3% compared with the corresponding period last year. Profit from operations of leasing properties was HK$9,214,000, representing an increase of 1.7% as compared with the corresponding period last year.

Associates

During the first half of 2008, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), a major associate of the Group, recorded a sales volume of 198,679 tonnes of corn starch, its major products, representing an increase of 5.1% compared with the corresponding period last year. Turnover of Yellow Dragon amounted to HK$768,112,000, a growth of 27.2% compared with the corresponding period last year while profit attributable to shareholders amounted to HK$48,273,000, an increase of HK$14,233,000 or 41.8%.

FINANCIAL POSITION

As at 30 June 2008, the Group's total assets and total liabilities amounted to HK$3,001,229,000 and HK$1,421,285,000, representing an increase of HK$643,640,000 and HK$452,943,000 respectively compared with the positions at the end of 2007. The net current assets increased from HK$62,478,000 at the end of 2007 to HK$468,431,000 and the current ratio (current assets divided by current liabilities) increased from 1.07 as at the end of 2007 to 1.47.

Liquidity and Financial Resources

As at 30 June 2008, the Group maintained cash and cash equivalent balances of HK$334,599,000, including pledged bank balance of HK$144,078,000. An amount of HK$281,988,000 was denominated in Renminbi and HK$17,834,000 was denominated in United States ("US") dollars while the remaining balance was denominated in Hong Kong dollars. Cash and cash equivalent balances increased by 127.6% from the end of the 2007.

As at 30 June 2008, the Group's borrowings comprise 1) bank borrowings of HK$770,043,000 (31 December 2007: HK$503,428,000), of which HK$166,294,000 (31 December 2007: HK$281,720,000) is unsecured, HK$Nil (31 December 2007: HK$168,988,000) is secured by bills receivable, HK$480,000,000 (31 December 2007: HK$Nil) is secured by investment properties in Hong Kong and HK$123,749,000 (31 December 2007: HK$52,720,000) is secured by bank deposits of HK$123,729,000 (31 December 2007: HK$50,571,000); 2) a loan from immediate holding company of HK$21,216,000 (31 December 2007: HK$21,216,000); and 3) loans from minority shareholder of HK$11,270,000 (31 December 2007: HK$Nil). 49.5% of the Group's borrowings (31 December 2007: 84.7%) is repayable within one year, and the remaining balance is repayable within three years. All the borrowings were subject to an annual interest rate of 2.02% to 11.77% (2007: 2.10% to 6.72%). 10.6% and 10.1% of the Group's borrowings was guaranteed by a subsidiary of the Group and by the minority shareholder of the Group's non-wholly owned subsidiary, respectively.

The Group's gearing ratio, calculated by dividing the net borrowings (being borrowings less cash and cash equivalents) of the Group by total equity attributable to equity shareholders of the Company, was 31.8% (31 December 2007: 29.0%). The increase was primarily due to the funding requirements for the development of the Group's tinplating business.

As at 30 June 2008, the Group's total available banking facilities amounted to HK$1,184,898,000, of which HK$816,173,000 was utilised banking facilities and HK$368,725,000 were unutilised. 19.2% of the Group's banking facilities was guaranteed by a subsidiary of the Group and by the minority shareholder of the Group's non-wholly owned subsidiary, while 40.5% of the Group's banking facilities was guaranteed by the Company which also provided the investment properties situated in Hong Kong as collateral. The cash reserve and available facilities, as well as the steady cash flow from operations, were sufficient to meet the Group's debt obligations and business operations.

On 25 January 2008, the Group entered into a facility agreement (the "Loan Agreement") with Industrial and Commercial Bank of China (Asia) Limited and The Hongkong and Shanghai Banking Corporation Limited. Pursuant to the Loan Agreement, a secured loan facility in the amount of HK$480,000,000 for a term of 3 years was made available to the Group's drawdown. The loan is interest-bearing at floating rates to fund the general corporate financing requirements of the Group. The loan fully reflected the banks' confidence and recognition of the credit standing and prospects of the Group.

Charge on Assets

As at 30 June 2008, certain assets of the Group with an aggregate carrying value of HK$248,978,000 (31 December 2007: HK$224,888,000) were pledged to secure loans and banking facilities of the Group.

Exchange Rate and Interest Rate Exposures

The majority of the Group's business operations is in the PRC and Hong Kong. During the period, the exchange rates of Hong Kong dollars and US dollars were relatively stable without causing any material risk of exchange rate to the Group; as to the impact from the appreciation of Renminbi against US dollars, since majority of the Group's sales are settled in Renminbi, whereas the purchases are mainly made in Renminbi or US dollars, the Group does not have material exposure to foreign exchange.

The majority of the Group's borrowings bears interests at floating rates. The management pays attention to variations in interest rates. In respect of unforeseen fluctuations of exchange rates, the Group will adopt hedging instruments to hedge the exposure as and when necessary. As at 30 June 2008, there were forward foreign exchange contracts entered into by the Group to hedge certain foreign currencies loans which amounted to US$11,942,000 and JPY416,371,000 (equivalent to HK$123,749,000 in aggregate) (31 December 2007: US$3,022,000 and JPY416,371,000 (equivalent to HK$52,720,000 in aggregate)). Except for these borrowings, other borrowings are denominated in the functional currency of the entity taking out the loans or, in US dollars. In view of the anticipated appreciation of Renminbi against US dollars, management does not consider the currency risk to be significant.

EMPLOYEES AND REMUNERATION POLICIES

As at 30 June 2008, the Group had a total of 1,148 full-time employees, an increase of 106 from the end of 2007. 71 of the employees were based in Hong Kong and 1,077 were in mainland China. The staff remüneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, and individual performance with reference to the prevailing industry practices. In 2008, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operation and profit after taxation. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to encourage excellent participants to keep up with their contribution to the Group.

PROSPECTS

Although the uncertainties of global and domestic economic trend have increased, the global and domestic market demand for tinplates is still growing. After years of strenuous efforts, the Group has made remarkable progress in its major business segment, tinplating, by enhancing its production scale, supply of raw materials and expansion into the international market. Going forward, the Group will seek to further enhance quality control of its products, foster development of new products and new applications, and promote environmental friendliness exemplified in the course of its production. Leveraging on the aforesaid efforts and the healthy development of our fresh and live foodstuffs business, the operating results of the Group is expected to experience further increase.

UNAUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 30 JUNE 2008

The board of directors (the "Board") of Guangnan (Holdings) Limited (the "Company"), is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2008 together with comparative figures. The results have been reviewed by the Company's auditors, KPMG, and the Company's audit committee.

Consolidated Income Statement
For the six months ended 30 June 2008 - unaudited
(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June 2008 $'000	2007 $'000
Turnover	2	**1,374,163**	688,733
Cost of sales		**(1,217,900)**	(600,350)
Gross profit		**156,263**	88,383
Other revenue	3	**8,387**	9,605
Other net income	4	**40,408**	3,366
Distribution costs		**(23,333)**	(12,260)
Administrative expenses		**(37,580)**	(24,418)
Other operating expenses		**(4,053)**	(5,570)
Profit from operations		**140,092**	59,106
Non-operating income	5	**-**	40,021
Valuation gains on investment properties		**2,049**	12,791
Finance costs	6(a)	**(15,071)**	(4,097)
Share of profits less losses of associates		**19,106**	13,463
Profit before taxation	6	**146,176**	121,284
Income tax	7	**(19,942)**	(3,400)
Profit for the period		**126,234**	117,884
Attributable to:			
Equity shareholders of the Company		**112,207**	118,207
Minority interests		**14,027**	(323)
Profit for the period		**126,234**	117,884
Interim dividend	8	**18,112**	18,078
Earnings per share	9		
Basic		**12.39 cents**	13.09 cents
Diluted		**12.39 cents**	13.06 cents

Consolidated Balance Sheet at 30 June 2008 - unaudited

(Expressed in Hong Kong dollars)

	Note	At 30 June 2008 $'000	At 31 December 2007 $'000
Non-current assets			
Fixed assets			
- Investment properties	10(b)	**277,320**	264,224
- Other property, plant and equipment		**944,980**	858,560
- Interest in leasehold land held for own use under operating leases		**109,535**	107,100
	10	**1,331,835**	1,229,884
Interest in associates		**210,421**	199,010
		1,542,256	1,428,894
Current assets			
Trading securities		**4,894**	6,399
Inventories	11	**488,206**	321,343
Trade and other receivables, deposits and prepayments	12	**630,818**	453,488
Current taxation recoverable		**456**	456
Cash and cash equivalents	13	**334,599**	147,009
		1,458,973	928,695
Current liabilities			
Trade and other payables	14	**571,155**	401,731
Bank loans	15(a)	**364,738**	423,336
Loan from immediate holding company	15(b)	**21,216**	21,216
Loans from minority shareholder	15(c)	**11,270**	-
Current taxation payable		**22,163**	19,934
		990,542	866,217
Net current assets		**468,431**	62,478
Total assets less current liabilities		**2,010,687**	1,491,372
Non-current liabilities			
Bank loans	15(a)	**405,305**	80,092
Deferred tax liabilities		**25,438**	22,033
		430,743	102,125
Net assets		**1,579,944**	1,389,247
Capital and reserves			
Share capital		**452,802**	452,802
Reserves		**1,019,774**	848,702
Total equity attributable to equity shareholders of the Company		**1,472,576**	1,301,504
Minority interests		**107,368**	87,743
Total equity		**1,579,944**	1,389,247

1. Basis of preparation

The interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2007 annual financial statements.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The interim financial report is unaudited, but has been reviewed by the audit committee of the Company and by the auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA.

2. Turnover and segment information

The Group's primary format for reporting segment information is business segments. Revenue from external customers (turnover) represents the sales value of goods supplied to customers, commission income from foodstuffs distribution and rental income.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tinplate and related products which are used as packaging materials for the food processing manufacturers
Fresh & live foodstuffs	:	Distribution, purchase and sales of fresh and live foodstuffs
Property leasing	:	Leasing of properties to generate rental income

2. Turnover and segment information (Continued)

	Six months ended 30 June 2008					
	Tinplating	**Fresh and live foodstuffs**	**Property leasing**	**Inter-segment elimination**	**Unallocated**	**Consolidated**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**	**$'000**
Revenue from external customers	**1,255,926**	**105,506**	**12,731**	**-**	**-**	**1,374,163**
Inter-segment revenue	**-**	**-**	**87**	**(87)**	**-**	**-**
Other revenue from external customers	**7,418**	**757**	**34**	**-**	**60**	**8,269**
Total	**1,263,344**	**106,263**	**12,852**	**(87)**	**60**	**1,382,432**
Segment result	**74,659**	**42,851**	**9,214**			**126,724**
Unallocated operating income and expenses						**13,368**
Profit from operations						**140,092**
Share of profits less losses of associates	**-**	**-**	**-**	**-**	**19,106**	**19,106**
Valuation gains on investment properties	**-**	**-**	**2,049**	**-**	**-**	**2,049**
Finance costs						**(15,071)**
Profit before taxation						**146,176**

	Six months ended 30 June 2007					
	Tinplating	Fresh and live foodstuffs	Property leasing	Inter-segment elimination	Unallocated	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue from external customers	619,034	56,390	13,309	-	-	688,733
Inter-segment revenue	-	-	119	(119)	-	-
Other revenue from external customers	7,830	1,202	38	-	417	9,487
Total	626,864	57,592	13,466	(119)	417	698,220
Segment result	44,865	11,491	9,060			65,416
Unallocated operating income and expenses						(6,310)
Profit from operations						59,106
Non-operating income						40,021
Share of profits less losses of associates	-	-	-	-	13,463	13,463
Valuation gains on investment properties	-	-	12,791	-	-	12,791
Finance costs						(4,097)
Profit before taxation						121,284

2. Turnover and segment information (Continued)

Notes:

(i) The production and sales of tinplate products by a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd ("Zhongyue Posco") commenced in February 2008 following the completion of the construction of tinplate production facilities during the period. This contributes to the increase in revenue and segment result in the tinplating segment for the current period.

(ii) The Group commenced its business as Hong Kong's second distributor for live pigs from mainland China in December 2007. The result is included under fresh and live foodstuffs segment for the current period.

3. Other revenue

	Six months ended 30 June	
	2008	*2007*
	$'000	$'000
Sales of scrap materials	**6,161**	6,467
Interest income	**1,344**	1,485
Management income	**-**	199
Dividends from listed securities	**118**	118
Subsidies received	**-**	354
Others	**764**	982
	8,387	9,605

4. Other net income

	Six months ended 30 June	
	2008	*2007*
	$'000	$'000
Net realised and unrealised (loss)/gain on trading securities	**(1,505)**	1,741
Net gain on forward foreign exchange contracts	**605**	-
Exchange gain	**41,308**	1,625
	40,408	3,366

5. Non-operating income

	Six months ended 30 June	
	2008	2007
	$'000	$'000
Gain on acquisition of minority interests in subsidiaries and dividends payable to the related minority shareholder	**-**	40,021

During the previous period, the Group acquired from the minority shareholder the 5% equity interest in each of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd ("Shanhai") together with the dividends payable by Zhongyue Tinplate and Shanhai to the minority shareholder for a total consideration of US$499,000 (equivalent to $3,890,000). Following the acquisition, Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group. The gain represents the excess of the consideration paid over the carrying value of the minority interests acquired and dividends payable transferred to the Group. Both the Group and the minority shareholder are state-controlled entities in the People's Republic of China ("PRC").

6. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

		Six months ended 30 June	
		2008	*2007*
(a) Finance costs:	*Note*	***$'000***	*$'000*
Interest on bank advances and other borrowings wholly repayable within 5 years		**15,711**	4,097
Interest on loan from immediate holding company		**327**	-
		16,038	4,097
Less : interest expenses capitalised into construction in progress	(i)	**(967)**	-
		15,071	4,097
(b) Staff costs:			
Net contributions paid to defined contribution plans		**3,990**	2,174
Salaries, wages and other benefits		**39,159**	20,214
		43,149	22,388
(c) Other items:			
Depreciation	(ii)	**35,085**	16,126
Amortisation of land lease premium		**1,414**	895
Operating lease charges in respect of properties		**1,432**	448
Share of associates' taxation	(iii)	**6,433**	1,857
Rentals receivable from investment properties less direct outgoings of $1,251,000 (30 June 2007: $1,071,000)		**(11,480)**	(12,238)

Notes:

(i) The amount represents interest expenses paid for a bank loan borrowed by a subsidiary of the Group specifically for the purpose of the construction of fixed assets.

(ii) The increase in depreciation compared with the previous period is mainly due to the commencement of operation of the tinplate production facilities in Qinhuangdao City, Hebei Province, the PRC.

(iii) Income tax for associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

7. Income tax in the consolidated income statement

Taxation in the consolidated income statement represents :

		Six months ended 30 June	
		2008	*2007*
	Note	**$'000**	$'000
Current tax – Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 16.5% (2007: 17.5%) on the estimated assessable profits for the period		**2,038**	131
Current tax – the PRC			
Tax for the period		**15,964**	6,042
Deferred tax			
Origination and reversal of temporary differences		**1,940**	2,584
Effect of change in tax rate in the PRC		**-**	(5,357)
		1,940	(2,773)
	(i)	**19,942**	3,400

Notes:

(i) The provision for Hong Kong Profits Tax for 2008 is calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the period. Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(ii) During the period, the Hong Kong SAR Government promulgated a decrease in the profits tax rate from 17.5% to 16.5% with effect from the fiscal year 2008-09 and a one-off reduction of 75% of the tax payable for the 2007-08 assessment subject to a ceiling of $25,000. These changes are taken into account in the preparation of the Group's 2008 interim financial report.

(iii) In accordance with the Corporate Income Tax Law of the PRC ("new tax law"), the standard PRC Enterprise Income Tax rate is 25% with effect from 1 January 2008. Furthermore, the State Council of the PRC passed the implementation guidance ("Implementation Guidance") on 26 December 2007, which sets out the details of how the existing preferential income tax rate will be adjusted to the standard rate of 25%. According to the Implementation Guidance, income tax rate for certain PRC subsidiaries of the Group is gradually changed to the standard rate of 25% over a five-year transition period beginning in year 2008. The impact arising from the change in tax rate is taken into account in the preparation of the Group's interim financial report. The details of the tax relief are disclosed in the following notes.

(iv) In 2006, a subsidiary, Zhongyue Tinplate, was granted a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line beginning from 2006. According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate. However, a formal notice on the transitional arrangement under the new tax law has not been issued by the relevant tax authorities up to the date of issue of this interim financial report. In view of this, Zhongyue Tinplate has adopted the standard PRC Enterprise Income Tax rate of 25% for tax provision purposes for the six months ended 30 June 2008 (2007: 10.8%). When the final arrangement is known, any over-provision for income tax expense will be accounted for in future periods.

(v) Zhongyue Posco, being a foreign investment enterprise established in the PRC before the new tax law passed on 16 March 2007, has applied for a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years beginning from the year 2008. Zhongyue Posco has been informed of the approval verbally by the tax authorities but no formal approval document was received up to the date of issue of this interim financial report. The directors believe that Zhongyue Posco could enjoy such tax benefits and therefore no tax provision has been made for the current period.

8. Dividends

(a) Dividends attributable to the period

	Six months ended 30 June	
	2008	*2007*
	$'000	$'000
Interim dividend declared after the interim period of 2.0 cents per ordinary share (30 June 2007: 2.0 cents per ordinary share)	**18,112**	18,078

The interim dividend has not been recognised as a liability at the balance sheet date.

8. Dividends (Continued)

(b) Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June	
	2008	*2007*
	$'000	$'000
Final dividend in respect of the previous financial year, approved and paid during the period of 2.0 cents per ordinary share (30 June 2007: 2.0 cents per ordinary share)	**18,112**	18,072

9. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $112,207,000 (30 June 2007: $118,207,000) and the weighted average number of 905,603,285 (30 June 2007: 903,335,329) ordinary shares in issue during the period, calculated as follows:

Weighted average number of ordinary shares

	Six months ended 30 June	
	2008	*2007*
	'000	'000
Issued ordinary shares at 1 January	**905,603**	901,583
Effect of share options exercised	**-**	1,752
Weighted average number of ordinary shares at 30 June	**905,603**	903,335

(b) Diluted earnings per share

The diluted earnings per share for the six months ended 30 June 2008 is the same as the basic earnings per share as the potential ordinary shares in respect of outstanding share options were anti-dilutive.

The calculation of diluted earnings per share for the six months ended 30 June 2007 was based on the profit attributable to ordinary equity shareholders of the Company of $118,207,000 and the weighted average number of ordinary shares of 905,280,749 after adjusting for the effects of all dilutive potential ordinary shares under the Company's share option schemes.

10. Fixed Assets

(a) Acquisitions

During the six months ended 30 June 2008, the Group acquired items of property, plant and equipment with a cost of $70,236,000 (30 June 2007: $236,314,000).

(b) Investment properties

Investment properties situated in Hong Kong carried at fair value were revalued on an open market value basis at 30 June 2008 by an independent firm of surveyors, Vigers Appraisal and Consulting Limited, who have among their staff Members of Hong Kong Institute of Surveyors. Investment properties situated in the PRC carried at fair value were revalued by an independent firm of valuers in the PRC, 廣東財興資產評估土地房地產估價有限公司, on an open market value basis. Based on the valuation, a gain of $2,049,000 (30 June 2007: $12,791,000), and deferred tax thereon of $463,000 (30 June 2007: $2,640,000), have been included in the consolidated income statement.

Investment properties in Hong Kong are pledged to secure the bank loans of $480,000,000 (note 15(a)(iv)).

(c) Leases

The Group leases out investment properties under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group held for use in operating leases was $277,320,000 (31 December 2007: $264,224,000).

11. Inventories

Inventories in the consolidated balance sheet comprise:

	At 30 June 2008 **$'000**	*At 31 December 2007* $'000
Raw materials, spare parts and consumables	**275,723**	213,805
Work in progress	**22,116**	48,837
Finished goods	**190,367**	58,701
	488,206	321,343

12. Trade and other receivables, deposits and prepayments

Included in trade and other receivables, deposits and prepayments are trade debtors, bills receivable and trade balances due from related company (net of allowance for bad and doubtful debts), based on invoice date, with the following ageing analysis:

	At 30 June 2008 **$'000**	*At 31 December 2007* $'000
Within 1 month	**259,532**	131,793
1 to 3 months	**176,150**	158,685
More than 3 months but less than 12 months	**82,122**	95,279
	517,804	385,757

In respect of trade and bills receivables relating to the tinplating operation, credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are usually due within 30 days from the date of billing and the maturity dates for bills receivables issued by banks range from 3 to 6 months. For the foodstuffs trading business, credit period usually ranges from 1 to 2 months. For distribution of live and fresh foodstuffs, credit period is usually less than 1 month. Payment in advance is usually required for tenants under the Group's property leasing operation. Debtors with balances that are more than one month overdue are requested to settle all outstanding balances before any further credit is granted. Normally the Group does not obtain collateral from customers.

13. Cash and cash equivalents

Analysis of the balances of cash and cash equivalents is set out below:

	At 30 June 2008 **$'000**	*At 31 December 2007* $'000
Deposits with banks	**210,346**	63,394
Cash at bank and in hand	**124,253**	83,615
Cash and cash equivalents in the consolidated balance sheet	**334,599**	147,009
Pledged bank balances	**(144,078)**	(55,900)
	190,521	91,109

14. Trade and other payables

Included in trade and other payables are trade creditors, bills payable and trade balances due to related company with the following ageing analysis:

	At 30 June 2008 **$'000**	*At 31 December 2007* $'000
Due within 1 month or on demand	**327,804**	225,451

15. Borrowings

	Note	*At 30 June 2008* **$'000**	*At 31 December 2007* $'000
(a) Bank loans			
- unsecured	(i)	**166,294**	281,720
- secured by bills receivable	(ii)	**-**	168,988
- secured by bank deposits	(iii)	**123,749**	52,720
- secured by investment properties	(iv)	**480,000**	-
		770,043	503,428

At 30 June 2008, the bank loans were repayable as follows:

	At 30 June 2008 **$'000**	*At 31 December 2007* $'000
Within 1 year or on demand	**364,738**	423,336
After 1 year but within 2 years	**194,122**	-
After 2 years but within 5 years	**211,183**	80,092
	405,305	80,092
	770,043	503,428

Notes:

(i) Included in the unsecured bank loans are loans granted to Zhongyue Posco, a non-wholly owned subsidiary of the Group with carrying amounts of $80,989,000 (31 December 2007: $80,043,000) and $85,305,000 (31 December 2007: $80,092,000) guaranteed by the minority shareholder and Zhongyue Tinplate, a subsidiary of the Group, respectively.

15. Borrowings (Continued)

(a) Bank loans (Continued)

(ii) As at 31 December 2007, the loans were secured by bills receivable with carrying amounts of $168,988,000.

(iii) The loans are secured by bank deposits of $123,729,000 (31 December 2007: $50,571,000).

(iv) The loans are guaranteed by the Company which also provided the investment properties situated in Hong Kong as collateral.

In addition, it is provided in the loan agreement that if the immediate holding company, GDH Limited ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the lenders are entitled to request immediate repayment of the outstanding loans and all accrued interest.

	At 30 June 2008 **$'000**	*At 31 December 2007* $'000
(b) Loan from immediate holding company	**21,216**	21,216

The loan is unsecured, interest bearing at 3-month Hong Kong Interbank Offered Rate ("HIBOR") + 0.35% per annum and repayable on 31 December 2008.

	At 30 June 2008 **$'000**	*At 31 December 2007* $'000
(c) Loans from minority shareholder	**11,270**	-

The loans were provided to a non-wholly owned subsidiary of the Group and are unsecured, interest free and repayable on 31 December 2008. The Group also provided loans of $11,730,000 to this non-wholly owned subsidiary in proportion to the Group's shareholding.

CORPORATE GOVERNANCE AND OTHER INFORMATION

Code on Corporate Governance Practices

The Company has applied the principles and complied with the code provisions of the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities ("Listing Rules") on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") throughout the six months ended 30 June 2008.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions. All directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2008.

Audit Committee

The Company established an audit committee ("Audit Committee") in 1999 and its terms of reference are in line with the CG Code. The Audit Committee comprises the three independent non-executive directors, Mr. Gerard Joseph McMahon (chairman of the Audit Committee), Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Audit Committee include, inter alia, the review of the completeness, accuracy and fairness of the Company's financial reports and the Group's internal controls and risk management systems.

The Audit Committee holds regular meetings and it met three times during the six months ended 30 June 2008.

Compensation Committee

The Company established a compensation committee ("Compensation Committee") in 1999 and its terms of reference are in line with the CG Code. The Compensation Committee comprises the chairman of the Board, Mr. Liang Jiang, executive director and general manager, Mr. Tan Yunbiao, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar (chairman of the Compensation Committee). The principal duties of the Compensation Committee include, inter alia, making recommendations to the Board relating to the Company's policy for directors' and senior management's remuneration, determining the executive directors' and senior management's remuneration packages, reviewing and approving their performance-based remuneration and compensation payable for their loss of offices.

During the six months ended 30 June 2008, two meetings were held by the Compensation Committee to explore into relevant issues.

Nomination Committee

The Company established a nomination committee ("Nomination Committee") in 2005. The Nomination Committee comprises the chairman of the Board, Mr. Liang Jiang who is also chairman of the Nomination Committee, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Nomination Committee include, inter alia, identifying suitable and qualified individuals to become board members and making recommendation on appointment and reappointment of directors.

During the six months ended 30 June 2008, a meeting was held by the Nomination Committee to explore into relevant issues.

Review of Interim Results

The Audit Committee has reviewed the unaudited interim financial report and the interim report of the Group for the six months ended 30 June 2008. In addition, the Company's external auditors, KPMG, have also reviewed the aforesaid unaudited interim financial report.

Purchase, Sale or Redemption of Listed Securities

During the six months ended 30 June 2008, neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange.

Interim Dividend

The Board has resolved to declare the payment of an interim dividend of HK2.0 cents per share (six months ended 30 June 2007: HK2.0 cents per share) for the six months ended 30 June 2008. The interim dividend will be paid on 20 October 2008 to the shareholders whose names appear on the Register of Members on 3 October 2008.

Closure of Register of Members

The Register of Members will be closed on 2 October 2008 and 3 October 2008, during these two days no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 30 September 2008.

Publication of Interim Results and Interim Report

This interim results announcement is published on the websites of the Company (www.gdguangnan.com) and Hong Kong Exchanges and Clearing Limited (www.hkex.com.hk). The interim report of the Company for 2008 containing all the information required under the Listing Rules will be dispatched to shareholders and made available on the above websites in due course.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 12 September 2008

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, two non-executive directors, namely Mr. Luo Fanyu and Miss Hou Zhuobing, and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given that during the period from Thursday, 2 October 2008 to Friday, 3 October 2008, no transfer of shares of Guangnan (Holdings) Limited (the "Company") will be registered. In order to qualify for the interim dividend for the year 2008, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 p.m. on Tuesday, 30 September 2008. The interim dividend will be payable on Monday, 20 October 2008 to the shareholders whose names appear on the register of members of the Company on 3 October 2008.

This announcement is also available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at *www.hkex.com.hk* and the Company at *www.gdguangnan.com.*

By Order of the Board
Sung Hem Kuen
Executive Director and Company Secretary

Hong Kong, 12 September 2008

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; two non-executive directors, namely Mr. Luo Fanyu and Miss Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

"Please also refer to the published version of this announcement in ***The Standard.****"*

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the appointment of Mr. HUANG Xiaofeng as a Non-Executive Director of the Company with effect from 29 October 2008.

Other than being a Non-Executive Director of the Company, Mr. HUANG does not hold any other position with the Company or any subsidiary of the Company.

Mr. HUANG, aged 49, graduated from South China Normal University and holds a Bachelor's degree in History. From 1987 to 1999, he worked with the General Office of the Communist Party of China ("CPC") Guangdong Committee in a number of positions. Between 1999 and 2003, Mr. HUANG was the Deputy Director General of the General Office of the CPC Guangzhou Committee and thereafter the Deputy Secretary General of the CPC Guangzhou Committee. Between 2003 and 2008, Mr. HUANG was the Deputy Director General of the General Office of the Guangdong Provincial Government and then the Deputy Secretary General of the Guangdong Provincial Government. Mr. HUANG was appointed as a Director and a Deputy General Manager of 廣東粵海控股有限公司 (Guangdong Holdings Limited) ("Guangdong Holdings") in April 2008 and was subsequently appointed as an Executive Director and a Deputy General Manager of GDH Limited ("GDH"), a wholly-owned subsidiary of Guangdong Holdings. Guangdong Holdings and GDH are the ultimate holding company and the immediate holding company of the Company respectively. Mr. Huang was also appointed as a Non-Executive Director of Guangdong Investment Limited ("GDI") and Kingway Brewery Holdings Limited ("Kingway Brewery") in June and October 2008 respectively. Both GDI and Kingway Brewery are fellow subsidiaries of the Company. The ordinary shares of GDI and Kingway Brewery are listed on The Stock Exchange of Hong Kong Limited.

Other than as stated above, Mr. HUANG is not related to any Directors, senior management, substantial or controlling shareholders of the Company, and has not held any directorship in any other listed company in the last three years.

As at the date of this announcement, Mr. HUANG does not have any interest in shares and/or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no service contract between the Company and Mr. HUANG. He was not appointed for a specific term. In accordance with the Articles of Association of the Company (the "Articles"), he will hold office until the first general meeting of the Company after his appointment and will then be eligible for re-election. In accordance with the Articles, Mr. HUANG is entitled to such director's fee as may be approved by the Board of the Company. Emoluments (if any) for Mr. HUANG will be determined by reference to his job responsibilities and the prevailing market conditions. Mr. Hunag is not currently receiving any remuneration from the Company.

Save as disclosed above, in relation to the appointment of Mr. HUANG as a Non-Executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

By order of the Board
LIANG Jiang
Chairman

Hong Kong, 29 October 2008

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1203)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Monday, 17 November 2008 at 4:30 p.m. for the following purposes:

To consider and, if thought fit, to pass the following as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT**:

(a) subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting approval of the listing of, and permission to deal in ordinary shares of the Company (the "**Shares**") which may fall to be issued pursuant to the exercise of options ("**Options**") granted under the share option scheme (the "**New Share Option Scheme**") of the Company, the terms of which are contained in the document marked "A" and produced to the meeting and for the purpose of identification signed by a Director of the Company and a summary of which is set out in a circular dated 31 October 2008 and despatched to the shareholders of the Company of which the notice convening this meeting forms part (the "**Condition**"), the New Share Option Scheme be and is hereby approved and the Board of Directors of the Company (the "**Board**") be and is hereby authorized to grant Options and to allot and issue Shares pursuant to the exercise of any Option and to do all such acts and to enter into all such transactions and arrangements as may be necessary or desirable in order to give effect to the New Share Option Scheme and, to the extent permissible under the Articles of Association of the Company, the Rules governing the Listing of Securities on the Stock Exchange and the rules of the New Share Option Scheme, the Directors of the Company may vote in respect of any resolution(s) under or affecting the New Share Option Scheme (including, without limitation, approving any amendments to the rules of the New Share Option Scheme as may be acceptable or not objected to by the Stock Exchange, the granting of Options thereunder or approving the allotment and issue of Shares upon exercise of Options thereunder notwithstanding any interest(s) of any Director(s)). For the avoidance of doubt, the total number of Shares which may be issued upon the exercise of the Options to be granted under the New Share Option Scheme shall not exceed 10 per cent of the Shares in issue as at the date of the passing of this resolution. For the purpose of calculating the 10 per cent limit, all options previously granted under the existing share option scheme (the "**Existing Share Option Scheme**") of the Company

which was adopted by the Company on 11 June 2004 or any other schemes of the Company (including those outstanding, cancelled, lapsed in accordance with the relevant scheme or exercised) will not be counted;

(b) the Existing Share Option Scheme is hereby terminated on the same date as the New Share Option Scheme comes into effect upon approval of the New Share Option Scheme in accordance with (a) above and fulfillment of the Condition, provided that any options granted under the Existing Share Option Scheme prior to the passing of this resolution shall not, in any way, be affected or prejudiced and all such options shall continue to be valid and exercisable in accordance with the Existing Share Option Scheme.

2. To re-elect Mr. HUANG Xiaofeng as a Director of the Company."

By order of the Board
SUNG Hem Kuen
Company Secretary

Hong Kong, 31 October 2008

Registered office:
22/F, Tesbury Centre
24–32 Queen's Road East
Hong Kong

Notes:

(i) A shareholder entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, on a poll, vote in his place and such proxy need not be a shareholder of the Company.

(ii) A form of proxy is being despatched to the shareholders of the Company together with the circular of the Company dated 31 October 2008. To be valid, the form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be delivered to the Company's registrar and share transfer office, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or adjourned meeting. The appointment of a proxy will not prevent a shareholder from subsequently attending and voting at the meeting or any adjourned meeting if he so wishes. If a shareholder who has lodged a form of proxy attends the meeting, his form of proxy will be deemed to have been revoked.

(iii) In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person, or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the Company's register of shareholders in respect of the joint holding.

As at the date of this announcement, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1203)

Form of proxy for the Extraordinary General Meeting to be held on Monday, 17 November 2008 at 4:30 p.m.

I/We[(Note 1)] ____

of____

being the registered holder(s) of _________ordinary shares[(Note 2)] of HK$0.50 each (the "Ordinary Shares") in the capital of **GUANGNAN (HOLDINGS) LIMITED** (the "Company"), **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** [(Note 3)] or, failing him, ______________________

of____

as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (the "Meeting") (and at any adjournment thereof) of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Monday, 17 November 2008 at 4:30 p.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the Notice of Extraordinary General Meeting and at the Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below [(Note 4)], or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR [(Note 4)]	AGAINST [(Note 4)]	ABSTAIN [(Note 4)]
1.	To approve the termination of existing share option scheme and the adoption of new share option scheme			
2.	To re-elect Mr. Huang Xiaofeng as a Director.			

Dated this ____________day of ____________2008.   Signature(s) [(Note 5)] ____________________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out the words "**THE CHAIRMAN OF THE MEETING**" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST". IF YOU WISH TO ABSTAIN, TICK THE APPROPRIATE BOXES MARKED "ABSTAIN".** Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion or abstain from voting. Your proxy will also be entitled to vote or abstain at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.
6. In the case of joint holders of any Ordinary Shares, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, either personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).
7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be lodged at the registrar and share transfer office of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(根據《公司條例》於香港註冊成立之有限公司)

(股份代號：1203)

2008年11月17日（星期一）下午4時30分舉行之
股東特別大會適用之代表委任表格

本人／吾等 *(附註1)* ______________________________

寓 ______________________________

為**廣南（集團）有限公司**（「本公司」）股本中每股面0.50港元的普通股（「普通股」）______________股 *(附註2)*

之登記持有人，**茲委任大會主席** *(附註3)* 或 ______________________________

寓 ______________________________

為本人／吾等之代表，代表本人／吾等出席本公司於2008年11月17日（星期一）下午4時30分在香港灣仔駱克道57–73號香港華美酒店地庫低層會議廳舉行之股東特別大會（「大會」）（及其任何續會），以考慮並酌情通過召開股東特別大會通告所載列之決議案，並在該大會（及其任何續會）上以本人／吾等名義按以下指示就各項決議案 *(附註4)* 代表本人／吾等投票，倘無作出指示，則本人／吾等之委任代表可酌情投票。

	決議案	贊成 *(附註4)*	反對 *(附註4)*	棄權 *(附註4)*
1.	批准終止現有股票期權計劃及採納新股票期權計劃。			
2.	重選黃小峰先生為董事。			

日期：2008年__________月__________日　　　　簽署 *(附註5)* ______________________________

附註：

1. 請用正楷填上全名及地址。

2. 請填上登記於 閣下名下而與本代表委任表格相關之普通股數目。如未填上普通股數目，則本代表委任表格將被視為與登記於 閣下名下之所有普通股有關。

3. 如擬委派大會主席以外之人士為代表，請將「大會主席」字樣刪去，並在空欄內填上 閣下所擬委派代表之姓名及地址。每名股東可委任一位或以上代表出席大會，並於會上投票。**本代表委任表格之每項更改，均須由簽署人簡簽示可。**

4. **重要提示： 閣下如擬投票贊成任何一項決議案，請在「贊成」欄內加上「✓」號。如擬投票反對任何一項決議案，則請在「反對」欄內加上「✓」號。如擬就任何一項決議案投棄權票，則請在「棄權」欄內加上「✓」號。**如未有作任何指示，則受委代表有權自行酌情投票或放棄投票。至於股東週年大會通告所述者以外而正式提呈大會之其他決議案，受委代表亦有權自行酌情投票或放棄投票。

5. 本代表委任表格必須由 閣下或 閣下正式書面授權的人士簽署。如股東為公司，則代表委任表格必須蓋上公司印鑑，或經由公司主管人員或正式授權代表或其他人士親筆簽署。

6. 如屬聯名持有普通股，則任何一位聯名持有人均可親身或委派代表出席大會就有關股份投票，猶如只有其方有權投票般無異。惟如親身或委派代表出席大會之聯名持有人超過一位（不論親身或委派代表投票），則只有在股東名冊排名首位之持有人投票（不論親身或委派代表）方獲接納，而其他聯名持有人之投票將屬無效。

7. 本代表委任表格連同簽署人之授權書（如有）或其他授權文件（如有）或經由公證人簽署證明之副本，須於大會（或其續會）（按情況而定）指定舉行時間48小時前送達本公司之股份過戶處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712–1716室，方為有效。

8. 受委代表毋須為本公司股東，惟須親自出席大會以代表 閣下。

9. 閣下於填妥交回代表委任表格後，屆時仍可親自出席股東週年大會並於會上投票，在此情況下，代表委任表格將視作已遭撤回。

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

ADJOURNMENT OF EXTRAORDINARY GENERAL MEETING

The Board announces that at the Extraordinary General Meeting of its Shareholders held today, an ordinary resolution was proposed and duly passed to adjourn the meeting.

Reference is made to the circular dated 31 October 2008 (the "**Circular**") of Guangnan (Holdings) Limited. Terms used herein shall have the same meaning as defined in the Circular.

Pursuant to and in accordance with the Articles of Association, the Extraordinary General Meeting to consider and if thought fit, to approve the proposed termination of the Existing Share Option Scheme, adoption of the New Share Option Scheme and re-election of a director was held as scheduled at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong at 4:30 p.m. on Monday, 17 November 2008.

At the Extraordinary General Meeting, a Shareholder requested the chairman of the Extraordinary General Meeting to adjourn the Extraordinary General Meeting as such Shareholder was still in the course of reviewing the New Share Option Scheme with its supervisory department, namely State-owned Assets Supervision and Administration Commission of Guangdong Province, and thus requiring more time to decide how to vote on the proposed resolutions set out in the Circular. Pursuant to Article 72 of the Articles of Association and with the consent of the Shareholders attending the Extraordinary General Meeting in person, by proxy or by representation (being the votes of 507,141,800 Shares representing 99.99% of the votes cast at the Extraordinary General

Meeting), the Extraordinary General Meeting was adjourned to a date to be further advised by the Board of Directors, without any resolution set out in the notice of Extraordinary General Meeting being considered. Notice of the adjourned meeting will be given in accordance with the Articles of Association and the Listing Rules.

By order of the Board
SUNG Hem Kuen
Company Secretary

Hong Kong, 17 November 2008

As at the date of this announcement, the Board of Directors of the Company comprises four Executive Directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, three Non-Executive Directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu, and Ms. Hou Zhuobing, and three Independent Non-Executive Directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

CONTINUING CONNECTED TRANSACTION

Reference is made to the announcement of the Company dated 11 December 2007. Pursuant to the Framework Agreement dated 11 December 2007 entered into between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia, POSCO-China has been appointed as Zhongyue Posco (Qinhuangdao)'s export distributor and POSCO-China has nominated POSCO-Asia to carry out the related export distribution activities such that Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products.

It is proposed that the Framework Agreement shall be renewed for one year commencing 1 January 2009 and Zhongyue Posco (Qinhuangdao) will only renew the Framework Agreement if the Company obtains the approval of GDH in manner referred to in this announcement. The arrangements contemplated under the Framework Agreement will constitute a non-exempt continuing connected transaction of the Company under the Listing Rules, as POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao) and POSCO-Asia is a wholly-owned subsidiary of POSCO, which is also a substantial shareholder of Zhongyue Posco (Qinhuangdao), and therefore both POSCO-China and POSCO-Asia are connected persons of the Company under the Listing Rules.

LISTING RULES IMPLICATIONS

Since the arrangements contemplated under the Framework Agreement will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules, it is subject to the approval of the independent shareholders of the Company at general meeting unless the conditions in Rule 14A.43 can be satisfied, in which case a written shareholder's approval as referred to therein may be accepted in lieu of holding a formal shareholders' meeting of the Company.

As GDH holds 536,380,868 shares of the Company (representing approximately 59.23% of the Company's issued share capital) giving the right to attend and vote at the Company's shareholders' meeting, and none of the shareholders of the Company is required to abstain from voting if the Company were to convene a general meeting for the purpose of approving the Continuing Connected Transaction (2009), and the Company is in the process of obtaining a written approval from GDH to approve the Continuing Connected Transaction (2009) in lieu of holding a formal shareholders' meeting of the Company (and the Company does not foresee any difficulty in obtaining such approval), upon the receipt of GDH's approval as aforesaid and the Stock Exchange granting the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will therefore be held for the said purposes of the Listing Rules.

A circular containing, among others, (i) further details of the Continuing Connected Transaction (2009); (ii) a letter from the independent board committee of the Company to the independent shareholders of the Company in relation to the Continuing Connected Transaction (2009); and (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent shareholders of the Company in relation to the Continuing Connected Transaction (2009), will be sent to the shareholders of the Company in due course.

FRAMEWORK AGREEMENT

The Framework Agreement sets out the arrangements concerning the supply and sale of tinplate products by Zhongyue Posco (Qinhuangdao) and the export distribution of such products between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia. Such supply and sale of tinplate products contemplated under the Framework Agreement will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules, as POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao) and POSCO-Asia is a wholly-owned subsidiary of POSCO, which is also a substantial shareholder of Zhongyue Posco (Qinhuangdao), and therefore both POSCO-China and POSCO-Asia are connected persons of the Company under the Listing Rules.

A summary of certain principal terms of the Framework Agreement is as follows:

Parties

(1) Zhongyue Posco (Qinhuangdao);
(2) POSCO-China; and
(3) POSCO-Asia.

Term

The Framework Agreement is initially for a term of one year commencing on 1 January 2008 and renewable annually if the parties thereto do not have any written objection of such renewal on the date of expiration. Each party to the Framework Agreement may terminate it at its sole discretion by serving a notice of objection to such renewal to the other parties prior to the expiration of the Framework

Agreement. It is proposed that the Framework Agreement shall be renewed for one year commencing on 1 January 2009 and Zhongyue Posco (Qinhuangdao) will not give a written objection to the renewal of the Framework Agreement if the Company obtains the approval of GDH and the waiver of the Stock Exchange in manner referred to in this announcement. The Company will procure Zhongyue Posco (Qinhuangdao) to comply with all the relevant requirements under the Listing Rules for the renewal of the Framework Agreement.

Details of the arrangements under the Framework Agreement

Zhongyue Posco (Qinhuangdao) has appointed and, if the Framework Agreement is renewed, will continue to appoint POSCO-China as its export distributor of its tinplate products. In this connection, if the Framework Agreement is renewed, POSCO-Asia will continue to carry out the related export distribution for POSCO-China. POSCO-China has assured Zhongyue Posco (Qinhuangdao) that at least 35% of its tinplate products will be exported. Such 35% sales assurance is a target under the Framework Agreement and there will be no consequence for any failure to achieve such target. Zhongyue Posco (Qinhuangdao) will enter into individual sales contracts with POSCO-Asia in relation to the supply and sale of tinplate products.

Consideration for the supply and sale of tinplate products

The consideration (the "Consideration") for the tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) for export distribution will be the Price minus the Fee. The Price will be determined based on the prevailing market prices of tinplate products and the Fee will be determined after arm's length negotiation between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia. The tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) for export distribution will be on terms no more favourable than those supplied by Zhongyue Posco (Qinhuangdao) or other members of the Group to independent third parties who are distributors of the Group. The consideration of the tinplate products to be purchased by POSCO-Asia will be settled by letters of credit.

The supply and sale of tinplate products by Zhongyue Posco (Qinhuangdao) to POSCO-Asia will be carried out in the ordinary and usual course of business of Zhongyue Posco (Qinhuangdao) and on normal commercial terms from the perspective of Zhongyue Posco (Qinhuangdao), and the terms of the transactions will be fair and reasonable and in the interests of the shareholders of the Company as a whole.

Reasons for the continuing connected transaction

The Board considers that it is in the interests of the Company and its shareholders for Zhongyue Posco (Qinhuangdao) to continue to (i) supply and sell tinplate products pursuant to the Framework Agreement; and (ii) appoint POSCO-China to be its export distributor with POSCO-Asia carrying out the export distribution on behalf of POSCO-China, as POSCO-Asia has extensive sales networks outside the PRC, and that the Continuing Connected Transaction (2009) will enable Zhongyue Posco (Qinhuangdao) to better distribute its tinplate products to overseas market.

The Board considers that the Continuing Connected Transaction (2009) is on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole.

Proposed annual cap for the Continuing Connected Transaction (2009)

Historical cap

The annual cap for the continuing connected transaction under the Framework Agreement for the year ending 31 December 2008 was US$107,281,000 (approximately HK$836,791,800). For the ten months ended 31 October 2008, according to the management accounts of Zhongyue Posco (Qinhuangdao) and taking into account the fact that commercial operation of its tinplate products production facilities only commenced since late February 2008, the aggregate of the Consideration received by Zhongyue Posco (Qinhuangdao) from POSCO-Asia was US$57,677,000 (or approximately HK$449,880,600) (the "Historical Consideration").

Proposed cap for 2009

The Board estimates that the annual cap for the transactions under the Continuing Connected Transaction (2009) will not exceed US$198,270,000 (approximately HK$1,546,506,000) for the year ending 31 December 2009.

Such cap was determined by reference to (i) the amount of the Historical Consideration and taking into account that such amount is not representative of a normal year operation due to the fact that the management accounts are only for the ten months ended 31 October 2008 and that commercial operation of Zhongyue Posco (Qinhuangdao)'s tinplate products production facilities only commenced since late February 2008; (ii) the Company's projection of the production of the tinplate products to be manufactured by Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2009; (iii) the anticipated demand of the clients of POSCO-Asia for the year ending 31 December 2009; and (iv) the anticipated trend of the market price of tinplate products for the year ending 31 December 2009. The Company anticipates that the tinplate products to be manufactured by Zhongyue Posco (Qinhuangdao), the demand of the clients of POSCO-Asia and the trend of the market price of tinplate products for the year ending 31 December 2009 may be higher than those for the year ending 31 December 2008.

LISTING RULES IMPLICATIONS

As the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) for the proposed annual cap for the Continuing Connected Transaction (2009) for the year ending 31 December 2009 is more than 2.5% and more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, the Continuing Connected Transaction (2009) and the relevant annual cap is subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

However, since:

(i) GDH holds 536,380,868 shares of the Company (representing approximately 59.23% of the Company's issued share capital) giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the shareholders of the Company is required to abstain from voting if the Company were to convene a general meeting to approve the Continuing Connected Transaction (2009); and

(iii) the Company is in the process of obtaining a written approval from GDH to approve the Continuing Connected Transaction (2009) in lieu of holding a formal shareholders' meeting of the Company,

if the written approval from GDH is obtained and the Stock Exchange grants the waiver pursuant to Rule 14A.43, no shareholders' meeting of the Company will be required for the purposes of the Listing Rules. An application will be made by the Company to the Stock Exchange in accordance with Rule 14A.43 of the Listing Rules for waiving the independent shareholders' approval requirement.

An independent board committee comprising the independent non-executive Directors is appointed to consider the terms of the Continuing Connected Transaction (2009) and the relevant annual cap and to advise the independent shareholders of the Company as to whether the Continuing Connected Transaction (2009) and the relevant annual cap is on normal commercial terms, fair and reasonable and in the interests of the Company and its shareholders as a whole. An independent financial adviser will be appointed to advise the independent board committee of the Company and the independent shareholders of the Company on the fairness and reasonableness of the terms of the Continuing Connected Transaction (2009) and the relevant annual cap.

INFORMATION ON THE COMPANY

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuff.

INFORMATION ON ZHONGYUE POSCO (QINHUANGDAO)

Zhongyue Posco (Qinhuangdao) is a non wholly-owned subsidiary of the Company and is principally engaged in the manufacture and sale of tinplates and tinplate related products.

INFORMATION ON POSCO

POSCO is a company incorporated in Korea and is principally engaged in the manufacture and distribution of rolled steel products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

INFORMATION ON POSCO-CHINA

POSCO-China is a wholly-owned subsidiary of POSCO and is principally engaged in investment holding.

INFORMATION ON POSCO-ASIA

POSCO-Asia is a wholly-owned subsidiary of POSCO and principally engaged in the trading of steel and tinplate products.

DESPATCH OF CIRCULAR

A circular containing, among others, (i) further details of the Continuing Connected Transaction (2009); (ii) a letter from the independent board committee to the independent shareholders in relation to the Continuing Connected Transaction (2009); and (iii) a letter of advice from the independent financial adviser to the independent board committee and the independent shareholders in relation to the Continuing Connected Transaction (2009), will be sent to the shareholders of the Company in due course.

DEFINITIONS

In this announcement, the following terms and expressions (unless the context otherwise requires) shall have the following meanings:

"Board"	the board of Directors;
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange;
"Consideration"	as defined in the section headed "Consideration for the supply and sale of tinplate products" in this announcement;
"Continuing Connected Transaction (2009)"	the supply and sale of tinplate products by Zhongyue Posco (Qinhuangdao) pursuant to the Framework Agreement with POSCO-China as export distributor and POSCO-Asia (as POSCO-China's agent) carrying out the export distribution of the said tinplate products;
"Directors"	directors of the Company;

"Fee"	1.5% of free on board ("FOB") Qinhuangdao price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of tinplate products supplied by Zhongyue Posco (Qinhuangdao). The FOB Qinhuangdao price is the price of the relevant tinplate products only, which is different from the Price, as the Price may include the transportation expenses, insurance and other related expenses to be incurred for the delivery of the tinplate products from Qinhuangdao to the overseas customers;
"Framework Agreement"	the framework agreement dated 11 December 2007 entered into between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia;
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"POSCO"	株式會社 POSCO (POSCO Co., Ltd.), a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts;
"POSCO Group"	POSCO and its subsidiaries;
"POSCO-Asia"	POSCO Asia Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of POSCO;
"POSCO-China"	浦項（中國）投資有限公司 (POSCO-China Holding Corporation), a company incorporated in the PRC and a wholly-owned subsidiary of POSCO;
"Price"	the contract price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of the tinplate products supplied by Zhongyue Posco (Qinhuangdao);
"PRC"	the People's Republic of China (which, for the purposes of this announcement, excludes Hong Kong, Macau and Taiwan);
"Shares"	shares of HK$0.50 each in the share capital of the Company;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States Dollar, the lawful currency of the United States of America;
"Zhongyue Posco (Qinhuangdao)"	中粤浦項（秦皇島）馬口鐵工業有限公司 (Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限公司 (foreign joint venture limited company) incorporated on 16 February 2007 in accordance with PRC law which is 66% indirectly owned by the Company, 24% owned by POSCO and 10% owned by POSCO-China; and
"%"	per cent.

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.

The exchange rate referred to above is for use in this announcement and for illustration purpose only, and no representation is made or given that any amount in any currency referred to above can be converted at such rate or any other rate.

By Order of the Board
Liang Jiang
Chairman

Hong Kong, 5 December 2008

As at the date of this announcement, the Board of Directors of the Company comprises four Executive Directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, three Non-Executive Directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu, and Ms. Hou Zhuobing, and three Independent Non-Executive Directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1203)

NOTICE OF ADJOURNED EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the adjourned extraordinary general meeting of Guangnan (Holding) Limited (the "Company") will be held at 10:30 a.m. on 29 December 2008 at Falcon Room I, Luk Kwok Hotel Hong Kong, 72 Gloucester Road, Wanchai, Hong Kong (the "Adjourned Meeting") for the purpose of considering and, if thought fit, passing the ordinary resolutions in relation to (i) approving the termination of existing share option scheme and the adoption of new share option scheme; and (ii) re-electing Mr. Huang Xiaofeng as a Director, namely ordinary resolutions as set out in the notice of extraordinary general meeting of the Company dated 31 October 2008.

By order of the Board
SUNG Hem Kuen
Company Secretary

Hong Kong, 18 December 2008

Registered office:
22/F, Tesbury Centre
24–32 Queen's Road East
Hong Kong

Notes:

(i) A shareholder entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, on a poll, vote in his place and such proxy need not be a shareholder of the Company.

(ii) To be valid, the form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be delivered to the Company's registrar and share transfer office, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or adjourned meeting. The appointment of a proxy will not prevent a shareholder from subsequently attending

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(根據《公司條例》於香港註冊成立之有限公司)

(股份代號：1203)

股東特別大會延會通告

茲通告廣南(集團)有限公司(「本公司」)之股東特別大會延會(「延會」)將於2008年12月29日上午10時30分在香港灣仔告士打道72號香港六國酒店富萊廳I舉行，以考慮並酌情通過有關(i)批准終止現有股票期權計劃及採納新股票期權計劃；及(ii)重選黃小峰先生為董事之普通決議案(即本公司於2008年10月31日刊發的股東特別大會通告所載的普通決議案)。

承董事會命
公司秘書
宋威權

香港，2008年12月18日

註冊辦事處：
香港
皇后大道東24–32號
金鐘匯中心
22樓

附註：

(i) 凡有權出席上述延會並於會上投票之股東，均可委任一名或以上代表代其出席延會，並於投票表決時代表其投票。受委代表毋須為本公司股東。

(ii) 代表委任表格連同經簽署之授權書(如有)或其他授權文件(如有)或經公證人簽署認證之授權書或授權文件副本，必須於延會或其任何續會指定舉行時間48小時前送達本公司之股份過戶及登記處香港中央證券登記有限公司，地址為香港灣仔皇

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1203)

NOTICE OF ADJOURNED EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the adjourned extraordinary general meeting of Guangnan (Holding) Limited (the "Company") will be held at 10:30 a.m. on 29 December 2008 at Falcon Room I, Luk Kwok Hotel Hong Kong, 72 Gloucester Road, Wanchai, Hong Kong (the "Adjourned Meeting") for the purpose of considering and, if thought fit, passing the ordinary resolutions in relation to (i) approving the termination of existing share option scheme and the adoption of new share option scheme; and (ii) re-electing Mr. Huang Xiaofeng as a Director, namely ordinary resolutions as set out in the notice of extraordinary general meeting of the Company dated 31 October 2008.

By order of the Board
SUNG Hem Kuen
Company Secretary

Hong Kong, 18 December 2008

Registered office:
22/F, Tesbury Centre
24–32 Queen's Road East
Hong Kong

Notes:

(i) A shareholder entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, on a poll, vote in his place and such proxy need not be a shareholder of the Company.

(ii) To be valid, the form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be delivered to the Company's registrar and share transfer office, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or adjourned meeting. The appointment of a proxy will not prevent a shareholder from subsequently attending

and voting at the meeting or any adjourned meeting if he so wishes. If a shareholder who has lodged a form of proxy attends the meeting, his form of proxy will be deemed to have been revoked.

(iii) In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person, or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the Company's register of shareholders in respect of the joint holding.

(iv) The proxy form for the extraordinary general meeting originally scheduled to be held on 17 November 2008 (which has been despatched to the shareholders, together with the Circular, on 31 October 2008) shall be null and void with no effect and should be disregarded. A shareholder who wishes to appoint another person as his proxy to attend and vote at the adjourned extraordinary general meeting on 29 December 2008 shall sign and deposit the proxy form enclosed herewith in accordance with Notes (i) to (iii) above. Other than the abovementioned, all information contained in the Circular remains the same.

As at the date of this notice, the Board is composed of four executive directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen; three non-executive directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu and Ms. Hou Zhuobing; and three independent non-executive directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

后大道東183號合和中心17樓1712–1716室，方為有效。股東在委派代表後仍可依願出席延會或其任何續會，並於會上投票。如股東交回代表委任表格後親自出席延會，則代表委任表格將被視作撤銷論。

(iii) 如屬聯名股東，在排名首位股東親身或委派代表投票後，其餘聯名持有人將無權投票。就此而言，排名先後以本公司股東名冊上就該等聯名持有股份所登記之股東排名次序為準。

(iv) 適用於原訂於2008年11月17日舉行之股東特別大會之代表委任表格(已於2008年10月31日連同通函寄發予股東)將為無效且並無效力，故此無須理會。擬委任其他人士代其出席於2008年12月29日舉行之股東特別大會延會並於會上投票之股東須按照上文附註(i)至(iii)之指示簽署並交回隨本公佈附奉之代表委任表格。除此之外，通函所載全部資料維持不變。

於本通知日期，本公司之董事會成員包括：四位執行董事(梁江先生、李力先生、譚云標先生及宋咸權先生)、三位非執行董事(黃小峰先生、羅蕃郁先生及侯卓冰小姐)及三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)。

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(根據《公司條例》於香港註冊成立之有限公司)

(股份代號：1203)

股東特別大會延會通告

茲通告廣南(集團)有限公司(「本公司」)之股東特別大會延會(「延會」)將於2008年12月29日上午10時30分在香港灣仔告士打道72號香港六國酒店富萊廳I舉行，以考慮並酌情通過有關(i)批准終止現有股票期權計劃及採納新股票期權計劃；及(ii)重選黃小峰先生為董事之普通決議案(即本公司於2008年10月31日刊發的股東特別大會通告所載的普通決議案)。

承董事會命
公司秘書
宋咸權

香港，2008年12月18日

註冊辦事處：
香港
皇后大道東24–32號
金鐘匯中心
22樓

附註：

(i) 凡有權出席上述延會並於會上投票之股東，均可委任一名或以上代表代其出席延會，並於投票表決時代表其投票。受委代表毋須為本公司股東。

(ii) 代表委任表格連同經簽署之授權書(如有)或其他授權文件(如有)或經公證人簽署認證之授權書或授權文件副本，必須於延會或其任何續會指定舉行時間48小時前送達本公司之股份過戶及登記處香港中央證券登記有限公司，地址為香港灣仔皇

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1203)

Form of proxy for the adjourned Extraordinary General Meeting

I/We[(Note 1)] ______________________________

of ______________________________

being the registered holder(s) of __________ ordinary shares[(Note 2)] of HK$0.50 each (the "Ordinary Shares") in the capital of **GUANGNAN (HOLDINGS) LIMITED** (the "Company"), **HEREBY APPOINT THE CHAIRMAN OF THE MEETING** [(Note 3)] or, failing him, ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the adjourned Extraordinary General Meeting (the "Adjourned Meeting") of the Company to be held at Falcon Room I, Luk Kwok Hotel Hong Kong, 72 Gloucester Road, Wanchai, Hong Kong on Monday, 29 December 2008 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the resolutions as set out in the Notice of adjourned Extraordinary General Meeting and at the Adjourned Meeting to vote for me/us and in my/our name(s) in respect of the resolutions as indicated below [(Note 4)], or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTIONS	FOR [(Note 4)]	AGAINST [(Note 4)]
1.	To approve the termination of existing share option scheme and the adoption of new share option scheme		
2.	To re-elect Mr. Huang Xiaofeng as a Director.		

Dated this ____________ day of ____________ 2008. Signature(s) [(Note 5)] ____________

Notes:

1. Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.
2. Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares registered in your name(s).
3. If any proxy other than the Chairman is preferred, strike out the words "**THE CHAIRMAN OF THE MEETING**" and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**
4. **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "FOR". IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED "AGAINST".** Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion or abstain from voting. Your proxy will also be entitled to vote or abstain at his discretion on any resolution properly put to the Adjourned Meeting other than those referred to in the Notice of adjourned Extraordinary General Meeting.
5. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.
6. In the case of joint holders of any Ordinary Shares, any one of such joint holders may vote at the Adjourned Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Adjourned Meeting, either personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).
7. To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be lodged at the registrar and share transfer office of the Company, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time for holding the Adjourned Meeting (as the case may be).
8. The proxy need not be a member of the Company but must attend the Adjourned Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Adjourned Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

POLL RESULTS OF THE ADJOURNED EXTRAORDINARY GENERAL MEETING HELD ON 29 DECEMBER 2008

The Board is pleased to announce that at the Adjourned Meeting held on 29 December 2008, the resolution numbered 1 relating to the approval of the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme, and the resolution numbered 2 relating to the re-election of Mr. Huang Xiaofeng as a Director, were duly passed by the Shareholders by way of poll.

Reference is made to the notice of Extraordinary General Meeting dated 31 October 2008 and the notice of adjourned Extraordinary General Meeting (the "Adjourned Meeting") dated 18 December 2008 of Guangnan (Holdings) Limited (the "Company").

Reference is also made to the circular dated 31 October 2008 (the "Circular") of the Company containing information in connection with the proposals for the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme, and the re-election of Mr. Huang Xiaofeng as a Director. Unless otherwise specified, terms used herein shall have the same meaning as those defined in the Circular.

RESULTS OF THE ADJOURNED EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that at the Adjourned Meeting held on 29 December 2008, a poll was demanded by the Chairman for voting on all proposed resolutions.

The poll results are set out as follows:

Ordinary Resolutions		No. of Votes (Approx. %)	
		For	Against
1.	To approve the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme.	542,640,268 (99.56%)	2,377,600 (0.44%)
2.	To re-elect Mr. Huang Xiaofeng as a Director.	542,640,268 (99.56%)	2,377,600 (0.44%)

As more than 50% of the votes were cast in favour of each of the above resolutions, all such resolutions were passed as ordinary resolutions.

As at the date of the Adjourned Meeting, the number of issued shares of the Company was 905,603,285 Shares, which was the total number of Shares entitling the holders to attend and vote at the Adjourned Meeting. There were no restrictions on any Shareholders to cast votes on any of the proposed resolutions at the Adjourned Meeting.

Computershare Hong Kong Investor Services Limited, the Share Registrar of the Company, acted as scrutineer for the poll at the Adjourned Meeting.

By order of the Board
LIANG Jiang
Chairman

Hong Kong, 29 December 2008

As at the date of this announcement, the Board of Directors of the Company comprises four Executive Directors, namely Messrs. Liang Jiang, Li Li, Tan Yunbiao and Sung Hem Kuen, three Non-Executive Directors, namely Mr. Huang Xiaofeng, Mr. Luo Fanyu, and Ms. Hou Zhuobing, and three Independent Non-Executive Directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

Stock Code 股份代號: 1203








2007 中期報告 Interim Report

中期報告 2007

廣南（集團）有限公司

目錄

公司資料
(於2007年9月18日)

董事會

執行董事
梁江 *(主席)*
譚云標 *(總經理)*
曾翰南 *(財務總監)*

非執行董事
趙雷力
羅蕃郁
董德才
侯卓冰

獨立非執行董事
Gerard Joseph McMAHON
譚惠珠
李嘉強

合資格會計師

曾翰南

公司秘書

張慕貞

主要往來銀行

香港上海滙豐銀行有限公司
中國工商銀行(亞洲)有限公司
南洋商業銀行有限公司
中國工商銀行股份有限公司中山分行
中國建設銀行股份有限公司中山分行
中國農業銀行秦皇島分行
中國工商銀行股份有限公司秦皇島分行

註冊辦事處

香港
皇后大道東24－32號
金鐘滙中心22樓
電話:(852) 2828 3938
圖文傳真:(852) 2583 9288
網址:http://www.gdguangnan.com

核數師

畢馬威會計師事務所

股份過户登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號
合和中心17樓
1712－1716室

股份資料

上市地點	香港聯合交易所有限公司主板
股份代號	1203
每手股數	2,000股
財政年度結算日	12月31日

股東時間表

截止過戶日期	2007年10月16日及2007年10月17日
中期股息	每股2.0港仙
派發日期	2007年10月31日

廣南(集團)有限公司(「本公司」)的董事會(「董事會」)欣然公佈,本公司及其附屬公司(「本集團」)於截至二零零七年六月三十日止六個月連同比較數字的未經審核綜合中期業績。此等業績已經由本公司核數師畢馬威會計師事務所及本公司的審核委員會審閱。

中期業績

綜合損益表

截至二零零七年六月三十日止六個月 — 未經審核
(以港幣列示)

		截至六月三十日止六個月	
	附註	二零零七年 千元	二零零六年 千元
營業額	2	**688,733**	622,781
銷售成本		**(600,350)**	(541,695)
毛利		**88,383**	81,086
其他收益	3	**9,605**	6,532
其他收入淨額	3	**3,366**	8,585
分銷成本		**(12,260)**	(10,913)
行政費用		**(24,418)**	(23,538)
其他經營費用		**(5,570)**	(6,500)
經營溢利		**59,106**	55,252
非經營收入	4(a)	**40,021**	—
投資物業估值收益淨額		**12,791**	5,867
融資成本	4(b)	**(4,097)**	(1,436)
應佔聯營公司溢利減虧損		**13,463**	11,762
除税前溢利	4	**121,284**	71,445
所得税	5	**(3,400)**	(10,409)
本期溢利		**117,884**	61,036
歸屬予:			
本公司股權持有人		**118,207**	58,624
少數股東權益		**(323)**	2,412
本期溢利		**117,884**	61,036
期內應付本公司股權持有人股息:			
結算日後宣佈派發之中期股息	6	**18,078**	13,524
每股盈利			
基本	7(a)	**13.09仙**	6.50仙
攤薄	7(b)	**13.06仙**	6.50仙

第8至20頁的附註為本中期財務報告的組成部份。

綜合資產負債表

於二零零七年六月三十日 — 未經審核
（以港幣列示）

	附註	於二零零七年六月三十日 千元	於二零零六年十二月三十一日 千元
非流動資產			
固定資產			
— 投資物業		**253,052**	235,651
— 其他物業、廠房及設備		**689,300**	512,275
— 以經營租賃持作自用的租賃土地權益		**104,035**	57,855
	8	**1,046,387**	805,781
佔聯營公司權益		**184,521**	182,434
		1,230,908	988,215
流動資產			
交易證券		**4,894**	3,153
存貨	9	**195,898**	115,478
業務及其他應收款項	10	**346,760**	274,706
現金及現金等價物	11	**166,895**	157,737
		714,447	551,074
流動負債			
以應收票據作抵押的銀行借款		**227,209**	81,557
業務及其他應付款項	12	**392,392**	306,377
本期稅項		**18,996**	18,757
		638,597	406,691
流動資產淨值		**75,850**	144,383
總資產減流動負債		**1,306,758**	1,132,598
非流動負債			
遞延稅項負債		**19,637**	21,687
資產淨值		**1,287,121**	1,110,911
資本及儲備			
股本	13	**451,952**	450,792
儲備		**754,893**	622,477
本公司股權持有人應佔權益總額	13	**1,206,845**	1,073,269
少數股東權益	13	**80,276**	37,642
權益總額	13	**1,287,121**	1,110,911

第8至20頁的附註為本中期財務報告的組成部份。

綜合權益變動報表

截至二零零七年六月三十日止六個月 — 未經審核
（以港幣列示）

	附註	截至六月三十日止六個月 二零零七年 千元	二零零七年 千元	二零零六年 千元	二零零六年 千元
於一月一日權益總額：					
歸屬予：					
— 本公司股權持有人	*13*	**1,073,269**		949,882	
— 少數股東權益	*13*	**37,642**		29,334	
於一月一日	*13*		**1,110,911**		979,216
已直接在權益確認的本期收入淨額：					
海外附屬公司及聯營公司的財務報表換算產生的匯兑差額	*13*		**30,408**		6,891
本期溢利淨額：					
本期溢利淨額	*13*		**117,884**		61,036
本期已確認的收入及費用總額結轉			**148,292**		67,927

綜合權益變動報表（續）

截至二零零七年六月三十日止六個月 — 未經審核
（以港幣列示）

		截至六月三十日止六個月			
		二零零七年		二零零六年	
	附註	千元	千元	千元	千元
承前本期已確認的收入及費用總額			**148,292**		67,927
歸屬予：					
— 本公司股權持有人		**147,978**		65,275	
— 少數股東權益		**314**		2,652	
		148,292		67,927	
已宣派股息予：	13				
— 少數股東			**–**		(4,199)
— 本公司股權持有人			**(18,072)**		(13,524)
			(18,072)		(17,723)
少數股東出資	13		**79,962**		–
收購少數股東	13		**(37,642)**		–
因資本交易引致權益變動					
行使購股權	13		**3,670**		–
授出購股權	13		**–**		4,866
			3,670		4,866
於六月三十日權益總額	13		**1,287,121**		1,034,286

第8至20頁的附註為本中期財務報告的組成部份。

簡明綜合現金流量表

截至二零零七年六月三十日止六個月 — 未經審核
（以港幣列示）

	附註	截至六月三十日止六個月 二零零七年 千元	 二零零六年 千元
（用於）／產生自經營活動的現金		**(69,175)**	111,035
支付稅項		**(6,909)**	(9,617)
（用於）／產生自經營活動的現金淨額		**(76,084)**	101,418
用於投資活動的現金淨額		**(127,349)**	(88,917)
產生自融資活動的現金淨額		**211,212**	76,439
現金及現金等價物增加		**7,779**	88,940
於一月一日的現金及現金等價物	*11*	**157,737**	96,871
外幣匯率變更的影響		**1,379**	328
於六月三十日的現金及現金等價物	*11*	**166,895**	186,139

第8至20頁的附註為本中期財務報告的組成部份。

未經審核中期財務報告附註

(以港幣列示)

1. ***編製基準***

此中期財務報告乃根據香港聯合交易所有限公司上市規則適用的披露條文，包括遵守香港會計師公會頒佈的《香港會計準則》第34號「中期財務報告」的規定編製而成。本中期財務報告於二零零七年九月十八日獲准並授權刊發。

中期財務報告的編製採用了與二零零六年年度財務報表相同的會計政策。

根據《香港會計準則》第34號編製的中期財務報告，管理層需要對會計政策的應用及按目前情況為基準計算的經呈報資產及負債、收入及支出的金額作出判斷、估計及假設。而實際的結果可能與該些估計金額有差異。

本中期財務報告包括簡明綜合財務報表和部分附註。附註闡述了自二零零六年年度財務報表刊發以來，在瞭解本集團的財務狀況和表現變動方面確屬重要的事件和交易。簡明綜合中期財務報表及有關附註不包括依照香港財務報告準則所準備的報表內應包括的全部資訊。

本中期財務報告乃未經審核，惟已由本公司審核委員會及核數師畢馬威會計師事務所根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務信息的審閱」進行審閱。畢馬威會計師事務所致董事會的獨立審閱報告載於第21頁。

就中期財務報告所載以往已呈報的截至二零零六年十二月三十一日止財政年度的財務資料，該等資料雖源自有關的財務報表，但並不構成本公司該財政年度的法定財務報表。截至二零零六年十二月三十一日止年度之法定財務報表可於本公司的註冊辦事處索取。核數師於二零零七年四月二十日發出的核數報告書中，已對此等財務報表發表無保留的意見。

2. *營業額及分類報告*

本集團的主要呈報方式為業務分類。來自外部客戶的收益（營業額）為供應客戶貨品的銷售價值及租賃收入。

業務分類

本集團包括下列主要業務分類：

馬口鐵 ： 生產及銷售馬口鐵及相關產品，其為食品加工生產商用作包裝物料

食品代理及貿易 ： 食品代理及買賣

物業租賃 ： 出租物業以產生租金收入

	馬口鐵 *千元*	食品代理 及貿易 *千元*	物業租賃 *千元*	分類間 對銷 *千元*	未分配 *千元*	綜合 *千元*
截至二零零七年 六月三十日止期間						
來自外部客戶的收益	619,034	56,390	13,309	–	–	688,733
分類間的收益	–	–	119	(119)	–	–
來自外部客戶的其他收益	7,439	625	38	–	4,869	12,971
合計	626,473	57,015	13,466	(119)	4,869	701,704
分類業績	44,865	11,491	9,060	–	–	65,416
未分配經營收入及開支						(6,310)
經營溢利						59,106

	馬口鐵 *千元*	食品代理 及貿易 *千元*	物業租賃 *千元*	分類間 對銷 *千元*	未分配 *千元*	綜合 *千元*
截至二零零六年 六月三十日止期間						
來自外部客戶的收益	569,047	42,149	11,585	–	–	622,781
分類間的收益	1,038	115	71	(1,224)	–	–
來自外部客戶的其他收益	–	–	–	–	13,460	13,460
合計	570,085	42,264	11,656	(1,224)	13,460	636,241
分類業績	35,661	8,381	8,159	–	–	52,201
未分配經營收入及開支						3,051
經營溢利						55,252

附註： 董事認為投資物業公允價值的變更並不構成本集團經營表現的一部份。據此，投資物業估值收益或虧損淨額並不包括在經營溢利。

3. *其他收益及其他收入淨額*

其他收益

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千元	千元
出售廢料	6,467	1,378
利息收入	1,485	1,657
管理收入	199	207
上市證券的股息收入	118	118
已收補貼	354	966
其他	982	2,206
	9,605	6,532

其他收入淨額

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千元	千元
交易證券的已變現及未變現收益淨額	1,741	–
多年未償還應付款回撥	–	3,444
追回壞賬	–	1,034
匯兑收益	1,625	4,109
其他	–	(2)
	3,366	8,585

4. *除稅前溢利*

除稅前溢利已扣除／(計入)：

		截至六月三十日止六個月	
		二零零七年	二零零六年
	附註	千元	千元
(a) 非經營收入：			
收購附屬公司的少數股東權益及有關此少數股東的應付股息的收益		40,021	–

期內，本集團向少數股東分別收購其於中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)及中山市山海實業有限公司(「山海」)的5%股權及應付股息，總代價為499,000美元(相等於3,890,000元)。收購隨後，中粵馬口鐵及山海成為本集團全資附屬公司。收益為支付代價與收購少數股東權益及應付股息的差異。本集團及少數股東均為國有企業。

4. *除稅前溢利(續)*

	附註	截至六月三十日止六個月 二零零七年 千元	二零零六年 千元
(b) 融資成本:			
銀行借貸利息(貼現票據)		**4,097**	1,436
(c) 員工成本:			
定額供款計劃之供款淨額		**2,174**	1,123
薪金、工資及其他福利		**20,214**	12,874
股權結算以股份為基礎的開支		**–**	4,866
		22,388	18,863
(d) 其他項目:			
土地租賃費攤銷		**895**	888
折舊	*(i)*	**16,126**	5,450
交易證券的股息收入		**(118)**	(118)
關於物業的經營租賃費用		**448**	473
應佔聯營公司稅項	*(ii)*	**1,857**	3,414
投資物業應收租金減直接費用1,071,000元(二零零六年六月三十日:748,000元)		**(12,238)**	(10,837)

附註:

(i) *與以往期間折舊比較,增加數主要是由於基板廠開始運作。*

(ii) *在中國成立及經營的聯營公司的所得稅,是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。*

5. *綜合損益表內的所得稅*

綜合損益表所列的稅項為：

	附註	截至六月三十日止六個月 二零零七年 千元	二零零六年 千元
本期稅項－香港利得稅準備			
本期按稅率17.5%估計應課稅溢利的香港利得稅準備		**131**	1,038
本期稅項－中國			
本期稅項		**6,042**	6,827
遞延稅項			
暫時性差異產生及轉回		**2,584**	2,544
中國變更稅率的影響	*(ii)*	**(5,357)**	–
		(2,773)	2,544
	(i)	**3,400**	10,409

附註：

(i) *在中國成立及經營的附屬公司的所得稅，是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。*

(ii) *此數額為因二零零七年三月十六日通過的中國企業所得稅法而令稅率改變對本集團遞延稅項負債的財務影響。*

6. *股息*

(a) *歸屬於期間的股息*

	截至六月三十日止六個月 二零零七年 千元	二零零六年 千元
於期間後宣派及派付之中期股息 每股普通股2.0仙（二零零六年六月三十日：每股普通股1.5仙）	**18,078**	13,524

中期股息於結算日尚未確認為負債。

6. 股息(續)

(b) *於期間批准及派付歸屬於前一財政年度的股息*

	截至六月三十日止六個月	
	二零零七年 千元	二零零六年 千元
於期間批准及派付歸屬於前一財政年度之末期股息每股普通股2.0仙(二零零六年六月三十日:每股普通股1.5仙)*(附註13)*	**18,072**	13,524

7. 每股盈利

(a) *每股基本盈利*

每股基本盈利是按本公司普通股股權持有人應佔溢利118,207,000元(二零零六年六月三十日:58,624,000元)及於本期間已發行普通股加權平均數903,335,329股(二零零六年六月三十日:901,583,285股)計算。

(b) *每股攤薄盈利*

每股攤薄盈利是按本公司普通股股權持有人應佔溢利118,207,000元(二零零六年六月三十日:58,624,000元)及根據本公司購股權計劃下所有具備潛在攤薄影響的普通股作調整得出的普通股加權平均數905,280,749股(二零零六年六月三十日:901,725,417股)計算。

8. 固定資產

(a) *購置*

於二零零七年六月三十日止六個月,本集團購置物業、廠房及設備的總成本為236,314,000元(二零零六年六月三十日:155,672,000元),其中224,315,000元為一間附屬公司中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)所購入的。中粵浦項為一間中外合資有限公司,於二零零七年二月十六日根據中國法律成立;本集團佔66%,其餘34%為株式會社POSCO及浦項(中國)投資有限公司擁有。其總註冊資本為30,000,000美元(相等於234,000,000元),其生產設備仍在建設中,此附屬公司主要從事製造及銷售馬口鐵產品。

(b) *投資物業估值*

於二零零七年月六月三十日,位於香港的投資物業是以公允價值列賬,其價值是由一所獨立測量師行:永利行評值顧問有限公司(其部份員工為香港測量師學會會員)按公開市值基準重估。位於中國的投資物業是以公允價值列賬,其價值是由一所中國獨立估值師行:廣東財興資產評估土地房地產估價有限公司按公開市值基準作出重估。根據重估,淨收入12,791,000元(二零零六年六月三十日:5,867,000元)及有關遞延税項2,640,000元(二零零六年六月三十日:1,738,000元)已包括在綜合損益表中。

8. *固定資產(續)*

(c) *租賃*

本集團根據經營租賃租出投資物業。該等租賃概無包括或然租金。

本集團持作經營租賃用途的投資物業的賬面值總額為253,052,000元(二零零六年十二月三十一日:235,651,000元)。

9. ***存貨***

於綜合資產負債表內的存貨包括:

	於二零零七年六月三十日 千元	於二零零六年十二月三十一日 千元
原材料、零備件及消耗品	**96,224**	65,948
在產品	**23,904**	—
製成品	**75,770**	49,530
	195,898	115,478

根據管理層對存貨可變現淨值的評估,期內並無估計可變現淨值的存貨降值款額(二零零六年六月三十日:3,156,000元)。

10. ***業務及其他應收款項***

包括在業務及其他應收款項中的業務應收賬款及應收票據(減呆壞賬準備),以發票日期分類的賬齡分析如下:

	於二零零七年六月三十日 千元	於二零零六年十二月三十一日 千元
一個月內	**108,985**	149,105
一至三個月	**145,690**	92,386
超過三個月,但少於一年	**48,741**	6,779
超過一年,但少於兩年	**129**	—
	303,545	248,270

本集團授出信貸期,由預付至不超過180日(二零零六年十二月三十一日:180日)。

11. *現金及現金等價物*

現金及現金等價物的結餘分析如下:

	於二零零七年六月三十日 千元	於二零零六年十二月三十一日 千元
銀行定期存款	**97,149**	37,477
銀行存款及現金	**69,746**	120,260
	166,895	157,737

包括在現金及現金等價物內有人民幣102,368,000元(二零零六年十二月三十一日:人民幣44,410,000元)結餘。

12. *業務及其他應付款項*

包括在業務及其他應付款項中的業務應付賬款的賬齡分析如下:

	於二零零七年六月三十日 千元	於二零零六年十二月三十一日 千元
一個月內或接獲通知時到期	**148,587**	103,837

業務及其他應付款項包括與以下關連人士的結餘:

	於二零零七年六月三十日 千元	於二零零六年十二月三十一日 千元
應付聯營公司	**19**	18
應付控股公司及同母系附屬公司	**23,284**	23,298
應付附屬公司少數股東	**54,928**	–
應付與以上少數股東有關的公司	**71,306**	–

13. 股本及儲備

	附註	股本	股份溢價	資本儲備 一購股權	資本儲備	匯兌儲備	特別資本 儲備	其他儲備	保留溢利	總額	少數 股東權益	權益總額
		歸屬予本公司股權持有人										
		千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於二零零七年一月一日		450,792	–	3,376	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911
海外附屬公司及聯營公司的財務報表換算產生的匯兌差額		–	–	–	–	29,771	–	–	–	29,771	637	30,408
行使購股權	(i)	1,160	2,510	–	–	–	–	–	–	3,670	–	3,670
收購少數股東		–	–	–	–	–	–	–	–	–	(37,642)	(37,642)
少數股東出資		–	–	–	–	–	–	–	–	–	79,962	79,962
與前一財政年度有關已批准的股息	6(b)	–	–	–	–	–	–	–	(18,072)	(18,072)	–	(18,072)
本期溢利		–	–	–	–	–	–	–	118,207	118,207	(323)	117,884
於二零零七年六月三十日		451,952	2,510	3,376	657	67,720	107,440	3,523	569,667	1,206,845	80,276	1,287,121

	附註	股本	股份溢價	資本儲備 一購股權	資本儲備	匯兌儲備	特別資本 儲備	其他儲備	保留溢利	總額	少數 股東權益	權益總額
		歸屬予本公司股權持有人										
		千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於二零零六年一月一日		450,792	–	–	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216
海外附屬公司及聯營公司的財務報表換算產生的匯兌差額		–	–	–	–	6,651	–	–	–	6,651	240	6,891
授出購股權		–	–	4,866	–	–	–	–	–	4,866	–	4,866
轉往法定儲備		–	–	–	–	–	–	1,734	(1,734)	–	–	–
已宣派予少數股東股息		–	–	–	–	–	–	–	–	–	(4,199)	(4,199)
與前一財政年度有關已批准的股息	6(b)	–	–	–	–	–	–	–	(13,524)	(13,524)	–	(13,524)
本期溢利		–	–	–	–	–	–	–	58,624	58,624	2,412	61,036
於二零零六年六月三十日		450,792	–	4,866	657	18,911	107,440	4,517	419,316	1,006,499	27,787	1,034,286

13. *股本及儲備（續）*

(i) *股權結算以股份為基礎的交易*

截至二零零七年六月三十日止六個月，有2,320,000股購股權以代價3,670,000元行使，其中1,160,000元計入股本，而餘額2,510,000元則計入股份溢價。

此外，截至二零零七年六月三十日止六個月有1,500,000股購股權已失效。

於二零零七年六月三十日，未行使購股權總數為16,150,000股（二零零六年十二月三十一日：19,970,000股）及加權平均行使價為1.631元（二零零六年十二月三十一日：1.627元）。

14. *退休福利計劃*

本集團根據香港強制性公積金計劃條例，為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃（「強積金計劃」）。強積金計劃的資產與本集團的資產分開持有，並由一名獨立受託人管理。根據強積金計劃，本集團及其僱員各自須按僱員的有關收入的5%向計劃作出供款，而供款以每月有關收入20,000元為上限（「上限」）。超出上限的款額乃為僱主及僱員作為強積金計劃的自願性供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團於香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至二零零七年六月三十日止六個月，計入綜合損益表的本集團退休金費用達2,197,000元（二零零六年六月三十日：1,123,000元）。本期間退還的沒收供款為23,000元（二零零六年六月三十日：零）。

15. *承擔*

(a) 於二零零七年六月三十日，未償付而又未在中期財務報告內提撥準備的資本承擔如下：

	於二零零七年 六月三十日 千元	於二零零六年 十二月三十一日 千元
已訂約	**94,721**	3,463
已授權但未訂約	**71,610**	9,748
	166,331	13,211

15. *承擔（續）*

(b) 於二零零七年六月三十日，根據不可解除的物業經營租賃在日後應付的最低租賃款項總數如下：

	於二零零七年 六月三十日 千元	於二零零六年 十二月三十一日 千元
一年內	332	637
一年後但五年內	125	145
	457	782

本集團根據經營租賃租用多項物業。租賃初期為期一至三年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零七年六月三十日，本公司已承諾提供6,489,000元（於二零零六年十二月三十一日：6,489,000元）資金予本集團一間聯營公司。

16. *或然負債*

於二零零四年五月，一中國第三方向本集團一附屬公司提出申索，宣稱附屬公司尚未償還其欠款。就此，岳陽市中級人民法院頒令凍結該附屬公司4,700,000元銀行存款。

根據二零零四年十二月十二日，岳陽市中級人民法院發出一項判決，該附屬公司被令需支付賠償金及堂費，金額分別為人民幣4,934,000元及人民幣40,000元。該附屬公司向湖南省高級人民法院對該判決提出上訴。於二零零五年一月三十一日，岳陽市中級人民法院的該項判決被成功撤銷，而該凍結的4,700,000元的銀行存款亦相應地被解凍。

於二零零六年，該中國第三方向中山市中級人民法院提出新的申索，金額為人民幣5,788,000元，截至刊發此中期財務報告，法院的訴訟程序仍在進行中。

董事對有關申索的性質進行評估及認為於中期財務報告內不需要提取任何撥備。

17. *重大關連交易*

除在此中期財務報告的其他地方所披露外，本集團進行以下重大的關連交易：

(a) *於期間重大的關連交易總結如下：*

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千元	*千元*
向一關連公司購入固定資產及相關技術性的顧問服務	139,617	–
從關連公司採購貨品	294,920	476
提供水電及租賃服務予同母系附屬公司	815	2,092
支付直接控股公司保養費	115	189

附註： 銷售／購買貨品或固定資產及相關服務的關連公司包括聯營公司及一非全資擁有附屬公司的少數股東（包括與此少數股東有關的公司）。

(b) *與中國其他國有企業的交易*

本集團為國有企業及現時在與中國政府直接或間接控制的企業所支配（「國有企業」）（通過其政府機關、機構、附屬及其他組織）的經濟體制中營運。

除以上披露的交易外，本集團亦與其他國有企業進行包括但不限於以下的業務活動：

– 銷售和採購商品和輔助原料；

– 提供及接受勞務；

– 資產租賃；

– 購入物業、廠房及設備；及

– 籌借資金。

本集團在日常業務過程中進行這些交易，這些交易的條款可比得上其他非國有企業交易的條款。本集團對採購及銷售商品和服務已制定其購買、價格策略及審批程序。此購買、價格策略及審批程序並不取決於對方是否國有企業。

17. *重大關連交易（續）*

(b) *與中國其他國有企業的交易（續）*

董事已考慮關連方關係所影響的潛在交易、企業的價格策略、購買及審批程序及了解在財務報告內交易的潛在影響所需要的資料，並認為沒有其他的交易需披露為關連交易。

(c) *主要管理人員酬金*

主要管理人員（包括本公司董事的金額）的酬金如下：

	截至六月三十日止六個月	
	二零零七年	二零零六年
	千元	*千元*
短期僱員福利	1,450	1,555
離職福利	263	239
股份報酬福利	–	1,778
	1,713	3,572

18. *已頒佈但尚未於截至二零零七年十二月三十一日止年度會計期間生效的修訂、新準則及詮釋可能構成的影響*

截至此中期財務報告刊發日期，香港會計師公會已頒佈以下修訂、新準則及詮釋，但尚未於截至二零零七年十二月三十一日止會計期間生效及尚未於此中期財務報告採納。

本集團現正評估該等修訂、新準則及新詮釋在首次應用期間的影響。到目前為止，本集團認為採納該等修訂、新準則及新詮釋對本集團的經營業績及財務狀況構成重大影響的可能性不大。

此外，以下發展可能導致需於本集團的財務報告中作出全新的或經修訂的披露：

	於以下日期或以後開始的會計期間生效
香港財務報告準則第8號 — 經營分類	二零零九年一月一日
香港會計準則第23號（經修訂）— 借貸成本	二零零九年一月一日

獨立審閱報告

KPMG

致廣南（集團）有限公司董事會
（於香港註冊成立之有限公司）

引言

我們已審閱列載於第3頁至第20頁廣南（集團）有限公司的中期財務報告，此中期財務報告包括於二零零七年六月三十日的綜合資產負債表與截至該日止六個月期間的綜合損益表、權益變動表和簡明綜合現金流量表以及附註解釋。根據《香港聯合交易所有限公司證券上市規則》（「上市規則」），上市公司必須符合上市規則中的相關規定和香港會計師公會頒佈的《香港會計準則》第34號「中期財務報告」的規定編製中期財務報告。董事須負責根據《香港會計準則》第34號編製及列報中期財務報告。

我們的責任是根據我們的審閱對中期財務報告作出結論，並按照我們雙方所協定的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務信息的審閱」進行審閱。中期財務報告審閱工作包括主要向負責財務會計事項的人員詢問，並實施分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表任何審核意見。

結論

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信於二零零七年六月三十日的中期財務報告在所有重大方面沒有按照《香港會計準則》第34號「中期財務報告」的規定編製。

畢馬威會計師事務所
執業會計師

香港中環
遮打道10號
太子大廈8樓

二零零七年九月十八日

業績

二零零七年上半年，本集團未經審核之綜合本公司股東應佔溢利為118,207,000港元，比去年同期的58,624,000港元上升101.6%。每股基本盈利13.09港仙，比去年同期的6.50港仙上升101.4%。

中期股息

董事會宣佈派發截至二零零七年六月三十日止六個月之中期股息每股2.0港仙（二零零六年六月三十日止六個月：每股1.5港仙）。

業務回顧

於回顧期內，綜合營業額688,733,000港元，比去年同期的622,781,000港元增長65,952,000港元，即10.6%，此增長主要源自馬口鐵業務的增長。今年上半年除了積極挖掘馬口鐵現有的生產潛能，以滿足市場需要外，工作重心向基板廠項目及秦皇島馬口鐵廠項目傾斜：爭取基板廠項目在確保產品質量穩步提升的前提下，年內達到設計產能；爭取秦皇島馬口鐵廠項目實現「當年立項，當年設計，當年施工，當年安裝，當年投產」；兩個項目均要求在明年取得預期的收成。

馬口鐵業務

二零零七年上半年，本集團附屬公司中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）生產馬口鐵87,485噸，銷售88,774噸，分別比去年同期增長4.8% 和0.1%；營業額619,034,000港元，比去年同期增加8.8%；經營溢利44,865,000港元，較去年同期增長9,204,000港元，增加25.8%。馬口鐵業務對本集團盈利貢獻最大，其營業額佔集團營業額的89.9%；經營溢利佔集團經營溢利的75.9%。

集團於年初已完成向中方少數股東收購其持有的5% 權益，現在中粵馬口鐵是本集團的全資附屬公司，中粵馬口鐵的未來發展及經營的空間將得到進一步的拓展。

集團與全球粗鋼產量第五大的鋼鐵企業株式會社POSCO（「POSCO」）合資的中粵浦項（秦皇島）馬口鐵工業有限公司（「中粵浦項」）於本年二月十六日成立，新公司的股權比例為我方66%，POSCO34%，設計能力為年產馬口鐵250,000噸，項目工程進展順利，預計本年年底投產。

位於中山的馬口鐵基板廠於本年三月底正式投產，通過全體工程技術人員和生產工人的不斷努力，產品質與量已逐步提升，為降低產品成本及全面進入多樣化的馬口鐵市場創造了條件。

物業租賃業務

本集團之租賃物業包括中山市山海實業有限公司（「山海公司」）的工業廠房、員工宿舍及香港的寫字樓物業。二零零七年上半年，本集團之物業租賃業務錄得總收入為13,309,000港元，收入較去年同期增14.9%，物業租賃業務實現經營溢利9,060,000港元，較去年同期增加11.0%。

集團於年初已完成向中方少數股東收購其持有的5% 權益，現在山海公司是本集團的全資附屬公司。

食品代理及貿易業務

二零零七年上半年，食品代理及貿易業務取得營業額56,390,000港元，因今年沒有禽流感的影響及增加了活畜代理的臨時配額，與去年同期比較增加14,241,000港元，增加33.8%。今年上半年，食品代理及貿易業務實現經營溢利11,491,000港元，比去年同期增加3,110,000港元，增加37.1%。

於二零零七年七月二十日，香港政府宣佈與中國商務部達成共識，同意加入廣南行有限公司成為香港第二家代理商由內地輸入活豬。目前本集團正與中港兩地政府部門及有關方面進行磋商，爭取儘早順利展開相關新業務。

聯營公司

本集團的主要聯營公司黃龍食品工業有限公司（「黃龍」）於二零零七年上半年的主要產品玉米澱粉銷量188,987噸，比去年同期減少6.5%；營業額604,077,000港元，比去年同期增加12.6%；股東應佔溢利34,040,000港元，比去年同期增加4,092,000港元或13.7%。

本集團佔黃龍40% 的權益，二零零七年上半年共收到二零零六年年度股息16,793,000人民幣（約17,054,000港元）。

財務狀況

於二零零七年六月三十日，本集團總資產為1,945,355,000港元，而總負債為658,234,000港元，分別較去年底增加406,066,000港元及229,856,000港元。流動資產淨值由去年底的144,383,000港元減至75,850,000港元，而流動比率（流動資產除以流動負債）較去年年底的1.36下降至1.12，仍屬健康。

流動資金及財務資源

於二零零七年六月三十日，集團現金及現金等價物結餘為166,895,000港元，較去年年底現金結餘增加5.8%，其中相等於105,061,000港元的貨幣為人民幣，其餘為港元及美元。

於二零零七年六月三十日，本集團的計息借款總金額為227,209,000港元。相應地，本集團的負債比率(即按本集團總計息借款除以股東資金計算)為18.8%。本集團的計息借款到期時，均以銀行持有承兑匯票的所得款償還，其年利率(或貼現率)介乎2.97%至4.5%。

於二零零七年六月三十日，本集團的銀行信貸總額為257,400,000港元，其中已開出信用證金額182,491,000港元，尚未動用的銀行信貸額為74,909,000港元，上述提及的承兑匯票貼現並不佔用銀行信貸額度。以手持的現金及現金等價物、營運產生的現金流及信貸額度，本集團相信有足夠資金滿足現時業務及於可預見將來進一步發展業務的需要。

訴訟

於二零零四年，本集團一附屬公司收到一申索，指稱該附屬公司未償還被告一筆應付款項，此法律糾紛先後經由湖南省岳陽市中級人民法院、湖南省高級人民法院審理，並於二零零五年一月法院二審判決為我方勝訴。於二零零六年十二月二十九日，被告又於中山市中級人民法院向該附屬公司提出新的申索，申索金額連同違約賠償金為人民幣5,788,000元(約5,940,000港元)。根據目前資料，本集團認為無需為此法律訴訟提取準備。

匯率風險

本集團之資產、負債及交易基本以港幣、美元或人民幣計算，由於港幣、美元或人民幣的匯率於期內相對穩定，本集團並未面對重大的外匯風險。期內匯兑收益為1,625,000港元。

員工及薪酬政策

截至二零零七年六月三十日止，本集團全職僱員人數共804名，比二零零六年年底增加81名。其中21名在香港及783名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例厘定。二零零七年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行效益工資激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及税後利潤為依據，按不同檔次的比例計提效益工資。根據個人業績表現的考核結果，分配給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計劃，藉此獎勵、吸引、挽留及推動優秀和有才華的參與者繼續為本集團作出貢獻。

前景展望

國際產業的調整和國內需求的增長給中國馬口鐵業務的發展帶來了新的機遇。集團將緊緊抓住這一難得的機遇，充分利用基板廠項目逐步完成磨合以及秦皇島馬口鐵廠項目投產的有利條件，盡快完成南北兩大馬口鐵生產基地的戰略佈局，盡快形成50萬噸的馬口鐵年生產能力，盡快實現馬口鐵產品結構的優化調整和產品質量的新提升，滿足馬口鐵產品細分市場日益增長的需求，迎接二零零八年北京奧運會的召開。

董事的證券權益及淡倉

於二零零七年六月三十日，本公司董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券的權益及淡倉而須(i)根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例董事或行政總裁被視為或當作擁有之權益及淡倉)須知會本公司及香港聯合交易所有限公司(「香港聯交所」)；(ii)須載入本公司根據證券及期貨條例第352條存置的登記冊中；或(iii)根據於《香港聯交所證券上市規則》(「上市規則」)附錄十所載的《上市公司董事進行證券交易的標準守則》(「標準守則」)須知會本公司及香港聯交所如下：

於本公司之權益及淡倉

(i)　於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	權益概約百分比 *(附註)*
梁江	個人	2,000,000	好倉	0.221%
Gerard Joseph McMahon	個人	100,000	好倉	0.011%

附註：　權益概約百分比乃按於2007年6月30日本公司已發行股份903,903,285股普通股為計算基準。

(ii) 於普通股購股權的權益

董事姓名	購股權授出日期#	於2007年1月1日持有購股權數目	行使購股權之期限*	授出購股權之總代價	行使購股權時須支付之每股價格	期內之購股權數目 已行使	已失效	已註銷	於2007年6月30日持有購股權數目	股價 購股權授出日**	購股權行使日**
	(日.月.年)	(千份)	(日.月.年)	(港元)	(港元)	(千份)	(千份)	(千份)	(千份)	(港元)	(港元)
梁江	06.02.04 (附註)	2,000	06.05.04-05.05.09	10	1.582	2,000	–	–	–	0.155	1.570
	09.03.06	2,000	09.06.06-08.03.16	1	1.660	–	–	–	2,000	1.610	–
鄭云標	06.02.04 (附註)	1,500	06.05.04-05.05.09	10	1.582	–	–	–	1,500	0.155	–
	09.03.06	2,000	09.06.06-08.03.16	1	1.660	–	–	–	2,000	1.610	–
曾翰南	09.03.06	300	09.06.06-08.03.16	1	1.660	–	–	–	300	1.610	–
趙雷力	09.03.06	200	09.06.06-08.03.16	1	1.660	–	–	–	200	1.610	–
羅蕃郁	09.03.06	200	09.06.06-08.03.16	1	1.660	–	–	–	200	1.610	–
Gerard Joseph McMahon	09.03.06	200	09.06.06-08.03.16	1	1.660	–	–	–	200	1.610	–
譚惠珠	09.03.06	200	09.06.06-08.03.16	1	1.660	–	–	–	200	1.610	–
李嘉強	09.03.06	200	09.06.06-08.03.16	1	1.660	–	–	–	200	1.610	–

購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

* 倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於該日前的營業時間結束時終止。

** 所披露之「購股權授出日股價」及「購股權行使日股價」，乃分別於緊接購股權授出日之前一個交易日及於緊接購股權獲行使日之前一個交易日，本公司普通股股份於香港聯交所所報之收市價。

附註：於2004年2月6日授出但尚未獲行使的購股權數目及行使價格已因應本公司於2005年12月19日生效的普通股股份合併而作出調整。

於金威啤酒集團有限公司的權益及淡倉

於普通股股份的權益

董事姓名	權益類別／權益性質	持有普通股數目	權益概約好倉／淡倉	百分比
羅蕃郁	個人	86,444	好倉	0.005%

附註：權益概約百分比乃按於2007年6月30日金威啤酒集團有限公司之已發行股份1,706,672,000股普通股為計算基準。

於粵海制革有限公司的權益及淡倉

於普通股股份的權益

董事姓名	權益類別／權益性質	持有普通股數目	權益概約好倉／淡倉	百分比
羅蕃郁	個人	70,000	好倉	0.013%

附註：權益概約百分比乃按於2007年6月30日粵海制革有限公司之已發行股份536,904,000股普通股為計算基準。

除上述所披露者外及由董事以信託人身份代本集團持有本公司之附屬公司若干代名人股份外，於二零零七年六月三十日，本公司的董事及行政總裁概無於本公司及其相聯法團(定義見證券及期貨條例第XV部)的股份、相關股份或債券的權益或淡倉而須：(i)根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例董事及行政總裁被當作或視為擁有的權益及淡倉)須知會本公司及香港聯交所；(ii)須載入本公司根據證券及期貨條例第352條存置的登記冊；或(iii)根據標準守則須知會本公司及香港聯交所。

除上述所披露者外，本公司、其控股公司或其任何附屬公司或相聯法團並無於期內作為任何安排的一方使董事或彼等之配偶或18歲以下子女，藉著透過收購本公司或其他股份或債券而取得利益。

主要股東權益

於二零零七年六月三十日，據本公司董事及行政總裁所知，下列人士(本公司董事及行政總裁除外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或須記入本公司根據證券及期貨條例第336 條置存之登記冊中的權益或淡倉：

股東名稱	實益持有之普通股數目	好倉／淡倉	權益概約百分比 *(附註1)*
廣東粵港投資控股有限公司(「粵港」)*(附註2)*	536,380,868	好倉	59.34%
粵海控股集團有限公司(「粵海控股」)	536,380,868	好倉	59.34%

附註：

1. *權益概約百分比乃按於2007年6月30日本公司之已發行股份903,903,285股普通股為計算基準。*
2. *粵港於本公司之應佔權益乃透過其於粵海控股之100%直接權益持有。*

除上述所披露者外，據本公司董事及行政總裁所知，概無其他人士(本公司董事及行政總裁除外)於二零零七年六月三十日擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或須記入本公司根據證券及期貨條例第336 條置存之登記冊中的權益或淡倉。

購股權計劃

於二零零四年六月十一日，本公司採納新購股權計劃（「二零零四年購股權計劃」）使本公司能吸引、挽留及推動優秀及有才華的參與者為本集團作出貢獻。同日，本公司亦終止於二零零一年八月二十四日採納之購股權計劃（「二零零一年購股權計劃」）。在二零零四年六月十一日前根據二零零一年購股權計劃已授出的購股權仍然有效直至失效為止。

期內，根據二零零四年購股權計劃已授出的購股權當中，有1,500,000份購股權已告失效，本公司並無根據二零零四年購股權計劃授出購股權。

期內，根據二零零一年購股權計劃已授出的購股權當中，有2,320,000份購股權已獲行使。於二零零七年六月三十日，本公司尚有仍未行使的購股權可分別根據二零零一年及二零零四年購股權計劃認購6,000,000股和10,150,000股本公司股份。

於二零零七年六月三十日，除於「董事的證券權益及淡倉」一節所披露者外，尚有根據二零零一年及二零零四年購股權計劃授出之下列購股權。各份購股權均賦予持有人權利可認購一股本公司每股面值 0.5港元之股份。

類別	購股權授出日期#	於2007年1月1日持有購股權數目	行使購股權之期限*	授出購股權之總代價	行使購股權時須支付之每股價格	期內之購股權數目			於2007年6月30日持有購股權數目	股價	
						已行使	已失效	已註銷		購股權授出日**	購股權行使日**
	(日.月.年)	*(千份)*	*(日.月.年)*	*(港元)*	*(港元)*	*(千份)*	*(千份)*	*(千份)*	*(千份)*	*(港元)*	*(港元)*
前董事	09.03.06	200	09.06.06-08.03.16	1	1.660	–	–	–	200	1.610	–
僱員及其他參與者	06.02.04 *(附註)*	4,820	06.05.04-05.05.09	10	1.582	320	–	–	4,500	0.155	2.220
	09.03.06	6,150	09.06.06-08.03.16	1	1.660	–	1,500	–	4,650	1.610	–

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。*

* *倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於該日前的營業時間結束時終止。*

** *所披露之「購股權授出日股價」及「購股權行使日股價」，乃分別於緊接購股權授出日之前一個交易日及於緊接購股權獲行使日之前一個交易日，本公司股份於香港聯交所所報之收市價。*

附註：於2004年2月6日授出但尚未獲行使的購股權數目及行使價格已因應本公司於2005年12月19日生效的普通股股份合併而作出調整。

企業管治及其他資料

企業管治常規守則

本公司於截至二零零七年六月三十日止六個月內,一直採納上市規則附錄十四所載之《企業管治常規守則》(「管治常規守則」)之原則,並遵守管治常規守則之守則條文,惟若干非執行董事之任期並無具體規定,根據本公司組織章程細則,彼等須於股東週年大會上輪值退任,惟可膺選連任。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則作為董事進行證券交易之操守守則。經本公司向所有董事作出具體徵詢後,所有董事確認彼等於截至二零零七年六月三十日止六個月內均已遵守標準守則所載之規定標準。

審核委員會

本公司於一九九九年成立審核委員會(「審核委員會」),其職權範圍符合管治常規守則。審核委員會成員由三名獨立非執行董事Gerard Joseph McMahon 先生(審核委員會主席)、譚惠珠小姐及李嘉強先生組成。審核委員會之主要職責包括審閱本公司之財務報告是否完整、準確及公平,並檢討本集團的內部監控及風險管理制度。

審核委員會定期舉行會議,於截至二零零七年六月三十日止六個月內共舉行過三次會議。

薪酬委員會

本公司於一九九九年成立薪酬委員會(「薪酬委員會」),其職權範圍符合管治常規守則。薪酬委員會成員由董事會主席梁江先生、執行董事兼總經理譚云標先生及三位獨立非執行董事 Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生(薪酬委員會主席)組成。薪酬委員會之主要職責包括就本公司董事及高級管理人員的薪酬政策向董事會提出建議、釐定執行董事及高級管理人員的薪酬待遇、檢討及批准按表現而釐定的薪酬及就喪失或終止職務有關的賠償。

於截至二零零七年六月三十日止六個月內,薪酬委員會舉行過一次會議研究有關事宜。

提名委員會

本公司於二零零五年六月成立提名委員會(「提名委員會」),其職權範圍符合管治常規守則。提名委員會成員由董事會主席梁江先生(提名委員會主席)及三位獨立非執行董事 Gerard Joseph McMahon 先生、譚惠珠小姐及李嘉強先生組成。提名委員會之主要職責包括負責物色合資格人選成為董事會成員,並就董事委任及重新委任向董事會提出推薦建議。

於截至二零零七年六月三十日止六個月內,提名委員會舉行過一次會議研究有關事宜。

審閱中期業績

審核委員會已審閱本集團截至二零零七年六月三十日止六個月之未經審核中期財務報告及中期報告。此外，本公司之核數師畢馬威會計師事務所已審閱上述中期財務報告。

購買、出售及贖回上市證券

於截至二零零七年六月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司任何於香港聯交所上市的證券。

中期股息

董事會宣佈就截至二零零七年六月三十日止六個月派發中期股息每股2.0港仙（截至二零零六年六月三十日止六個月：每股1.5港仙）。中期股息將於二零零七年十月三十一日派發予二零零七年十月十七日名列本公司股東名冊之股東。

暫停辦理股份過戶登記

本公司將於二零零七年十月十六日及二零零七年十月十七日暫停辦理股份過戶登記手續。欲獲派發中期股息之股東，必須於二零零七年十月十五日下午四時三十分前將所有過戶文件連同有關股票送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

承董事會命
主席
梁江

香港，二零零七年九月十八日

Interim Report 2007

GUANGNAN (HOLDINGS) LIMITED

Contents

Corporate Information

(As at 18 September 2007)

Board of Directors

Executive Directors

LIANG Jiang *(Chairman)*
TAN Yunbiao *(General Manager)*
TSANG Hon Nam *(Chief Financial Officer)*

Non-Executive Directors

ZHAO Leili
LUO Fanyu
DONG Decai
HOU Zhuobing

Independent Non-Executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Qualified Accountant

TSANG Hon Nam

Company Secretary

CHEUNG Mo Ching

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited
Nanyang Commercial Bank, Limited
Industrial and Commercial Bank of China Limited, Zhongshan Branch
China Construction Bank Corporation, Zhongshan Branch
The Agricultural Bank of China, Qinhuangdao Branch
Industrial and Commercial Bank of China Limited, Qinhuangdao Branch

Registered Office

22/F., Tesbury Centre
No. 24-32 Queen's Road East
Hong Kong
Telephone: (852) 2828 3938
Facsimile: (852) 2583 9288
Website: http://www.gdguangnan.com

Auditors

KPMG

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Share Information

Place of Listing	Main Board of The Stock Exchange of Hong Kong Limited
Stock Code	1203
Board lot	2,000 shares
Financial year end	31 December

Shareholders' Calendar

Closure of Register of Members	16 October 2007 and 17 October 2007
Interim Dividend	HK2.0 cents per share
Payment Date	31 October 2007

The Board of Directors (the "Board") of Guangnan (Holdings) Limited (the "Company") is pleased to announce the unaudited consolidated interim results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2007 together with comparative figures. The results have been reviewed by the Company's auditors, KPMG, and the Company's audit committee.

Interim Results

Consolidated Income Statement

for the six months ended 30 June 2007 — unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June	
		2007	2006
	Note	***$'000***	*$'000*
Turnover	*2*	**688,733**	622,781
Cost of sales		**(600,350)**	(541,695)
Gross profit		**88,383**	81,086
Other revenue	*3*	**9,605**	6,532
Other net income	*3*	**3,366**	8,585
Distribution costs		**(12,260)**	(10,913)
Administrative expenses		**(24,418)**	(23,538)
Other operating expenses		**(5,570)**	(6,500)
Profit from operations		**59,106**	55,252
Non-operating income	*4(a)*	**40,021**	—
Net valuation gains on investment properties		**12,791**	5,867
Finance costs	*4(b)*	**(4,097)**	(1,436)
Share of profits less losses of associates		**13,463**	11,762
Profit before taxation	*4*	**121,284**	71,445
Income tax	*5*	**(3,400)**	(10,409)
Profit for the period		**117,884**	61,036
Attributable to:			
Equity shareholders of the Company		**118,207**	58,624
Minority interests		**(323)**	2,412
Profit for the period		**117,884**	61,036
Dividends payable to equity shareholders of the Company attributable to the period:			
Interim dividend declared after the balance sheet date	6	**18,078**	13,524
Earnings per share			
Basic	*7(a)*	**13.09 cents**	6.50 cents
Diluted	*7(b)*	**13.06 cents**	6.50 cents

The notes on pages 8 to 20 form part of this interim financial report.

Consolidated Balance Sheet

at 30 June 2007 — unaudited
(Expressed in Hong Kong dollars)

	Note	At 30 June 2007 $'000	At 31 December 2006 $'000
Non-current assets			
Fixed assets			
— Investment properties		**253,052**	235,651
— Other property, plant and equipment		**689,300**	512,275
— Interest in leasehold land held for own use under operating leases		**104,035**	57,855
	8	**1,046,387**	805,781
Interest in associates		**184,521**	182,434
		1,230,908	988,215
Current assets			
Trading securities		**4,894**	3,153
Inventories	9	**195,898**	115,478
Trade and other receivables	10	**346,760**	274,706
Cash and cash equivalents	11	**166,895**	157,737
		714,447	551,074
Current liabilities			
Bank loans secured by bills receivable		**227,209**	81,557
Trade and other payables	12	**392,392**	306,377
Current taxation		**18,996**	18,757
		638,597	406,691
Net current assets		**75,850**	144,383
Total assets less current liabilities		**1,306,758**	1,132,598
Non-current liability			
Deferred tax liabilities		**19,637**	21,687
Net assets		**1,287,121**	1,110,911
Capital and reserves			
Share capital	13	**451,952**	450,792
Reserves		**754,893**	622,477
Total equity attributable to equity shareholders of the Company	13	**1,206,845**	1,073,269
Minority interests	13	**80,276**	37,642
Total equity	13	**1,287,121**	1,110,911

The notes on pages 8 to 20 form part of this interim financial report.

Consolidated Statement of Changes in Equity

for the six months ended 30 June 2007 — unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June			
		2007		*2006*	
	Note	**$'000**	**$'000**	*$'000*	*$'000*
Total equity at 1 January:					
Attributable to:					
— equity shareholders of the Company	*13*	**1,073,269**		949,882	
— minority interests	*13*	**37,642**		29,334	
At 1 January	*13*		**1,110,911**		979,216
Net income for the period recognised directly in equity:					
Exchange difference on translation of financial statements of subsidiaries and associates outside Hong Kong	*13*		**30,408**		6,891
Net profit for the period:					
Net profit for the period	*13*		**117,884**		61,036
Total recognised income and expense for the period carried forward			**148,292**		67,927

Consolidated Statement of Changes in Equity (continued)

for the six months ended 30 June 2007 — unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June			
		2007		*2006*	
	Note	***$'000***	***$'000***	*$'000*	*$'000*
Total recognised income and expense for the period brought forward			**148,292**		67,927
Attributable to:					
— equity shareholders of the Company		**147,978**		65,275	
— minority interests		**314**		2,652	
		148,292		67,927	
Dividends declared to:	*13*				
— minority shareholders			**—**		(4,199)
— equity shareholders of the Company			**(18,072)**		(13,524)
			(18,072)		(17,723)
Capital contributions by minority shareholders	*13*		**79,962**		—
Acquisition of minority interests	*13*		**(37,642)**		—
Movements in equity arising from capital transactions:					
Exercise of share options	*13*		**3,670**		—
Grant of share options	*13*		**—**		4,866
			3,670		4,866
Total equity at 30 June	*13*		**1,287,121**		1,034,286

The notes on pages 8 to 20 form part of this interim financial report.

Condensed Consolidated Cash Flow Statement

for the six months ended 30 June 2007 — unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June	
		2007	2006
	Note	***$'000***	*$'000*
Cash (used in)/generated from operations		**(69,175)**	111,035
Tax paid		**(6,909)**	(9,617)
Net cash (used in)/generated from operating activities		**(76,084)**	101,418
Net cash used in investing activities		**(127,349)**	(88,917)
Net cash generated from financing activities		**211,212**	76,439
Increase in cash and cash equivalents		**7,779**	88,940
Cash and cash equivalents at 1 January	*11*	**157,737**	96,871
Effect of foreign exchange rates changes		**1,379**	328
Cash and cash equivalents at 30 June	*11*	**166,895**	186,139

The notes on pages 8 to 20 form part of this interim financial report.

Notes to the Unaudited Interim Financial Report

(Expressed in Hong Kong dollars)

1. *Basis of preparation*

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). It was authorised for issuance on 18 September 2007.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2006 annual financial statements.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2006 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs").

The interim financial report is unaudited, but has been reviewed by the Audit Committee of the Company and by the auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG's independent review report to the Board of Directors is included on page 21.

The financial information relating to the financial year ended 31 December 2006 that is included in the interim financial report as being previously reported information does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2006 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 20 April 2007.

2. *Turnover and segment reporting*

The Group's primary format for reporting segment information is business segments. Revenue from external customers (turnover) represents the sales value of goods supplied to customers and rental income.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tinplate and related products which are used as packaging materials for food processing manufacturers
Foodstuffs distribution and trading	:	Distribution, purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

	Tinplating *$'000*	**Foodstuffs distribution and trading** *$'000*	**Property leasing** *$'000*	**Inter-segment elimination** *$'000*	**Unallocated** *$'000*	**Consolidated** *$'000*
Period ended 30 June 2007						
Revenue from external customers	**619,034**	**56,390**	**13,309**	**—**	**—**	**688,733**
Inter-segment revenue	**—**	**—**	**119**	**(119)**	**—**	**—**
Other revenue from external customers	**7,439**	**625**	**38**	**—**	**4,869**	**12,971**
Total	**626,473**	**57,015**	**13,466**	**(119)**	**4,869**	**701,704**
Segment result	**44,865**	**11,491**	**9,060**	**—**	**—**	**65,416**
Unallocated operating income and expenses						**(6,310)**
Profit from operations						**59,106**

	Tinplating *$'000*	Foodstuffs distribution and trading *$'000*	Property leasing *$'000*	Inter-segment elimination *$'000*	Unallocated *$'000*	Consolidated *$'000*
Period ended 30 June 2006						
Revenue from external customers	569,047	42,149	11,585	—	—	622,781
Inter-segment revenue	1,038	115	71	(1,224)	—	—
Other revenue from external customers	—	—	—	—	13,460	13,460
Total	570,085	42,264	11,656	(1,224)	13,460	636,241
Segment result	35,661	8,381	8,159	—	—	52,201
Unallocated operating income and expenses						3,051
Profit from operations						55,252

Note: The directors consider that change in fair value on investment properties does not constitute part of the Group's operating performance. As a result, net valuation gains or losses on investment properties are not included in profit from operations.

3. *Other revenue and net income*

Other revenue

	Six months ended 30 June 2007 $'000	2006 $'000
Sales of scrap materials	**6,467**	1,378
Interest income	**1,485**	1,657
Management income	**199**	207
Dividends from listed securities	**118**	118
Subsidy received	**354**	966
Others	**982**	2,206
	9,605	6,532

Other net income

	Six months ended 30 June 2007 $'000	2006 $'000
Net realised and unrealised gain on trading securities	**1,741**	—
Write-back of long-outstanding payables	**—**	3,444
Recovery of bad debts	**—**	1,034
Exchange gain	**1,625**	4,109
Others	**—**	(2)
	3,366	8,585

4. *Profit before taxation*

Profit before taxation is arrived at after charging/(crediting):

	Note	Six months ended 30 June 2007 $'000	2006 $'000
(a) Non-operating income:			
Gain on acquisition of minority interests in subsidiaries and dividend payable to the related minority shareholder		**40,021**	—

During the period, the Group acquired from the minority shareholder the 5% equity interest and dividend payable in each of Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai") for a total consideration of US$499,000 (equivalent to $3,890,000). Following the acquisition, Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group. The gain represents the difference between the consideration paid and the minority interests and dividend payable acquired. Both the Group and the minority shareholder are state-controlled entities.

4. *Profit before taxation (continued)*

	Note	Six months ended 30 June 2007 $'000	2006 $'000
(b) Finance costs:			
Interest on bank borrowings (discounted bills)		**4,097**	1,436
(c) Staff costs:			
Net contributions paid to defined contribution plans		**2,174**	1,123
Salaries, wages and other benefits		**20,214**	12,874
Equity-settled share-based payment expenses		**—**	4,866
		22,388	18,863
(d) Other items:			
Amortisation of land lease premium		**895**	888
Depreciation	*(i)*	**16,126**	5,450
Dividend income from trading securities		**(118)**	(118)
Operating lease charges in respect of properties		**448**	473
Share of associates' taxation	*(ii)*	**1,857**	3,414
Rentals receivable from investment properties less direct outgoings of $1,071,000 (30 June 2006: $748,000)		**(12,238)**	(10,837)

Notes:

(i) The increase in depreciation compared to the previous period is mainly due to the commencement of operation of the black-plate manufacturing plant.

(ii) Income tax for associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

5. *Income tax in the consolidated income statement*

Taxation in the consolidated income statement represents:

	Note	Six months ended 30 June 2007 $'000	2006 $'000
Current tax — Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 17.5% on the estimated assessable profits for the period		**131**	1,038
Current tax — the PRC			
Tax for the period		**6,042**	6,827
Deferred tax			
Origination and reversal of temporary differences		**2,584**	2,544
Effect of change in tax rate in the PRC	*(ii)*	**(5,357)**	—
		(2,773)	2,544
	(i)	**3,400**	10,409

Notes:

(i) *Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.*

(ii) *This represents the financial effect of the change in tax rate on the deferred tax liabilities of the Group as a result of the Corporate Income Tax Law of the PRC passed on 16 March 2007.*

6. *Dividends*

(a) *Dividends attributable to the period*

	Six months ended 30 June 2007 $'000	2006 $'000
Interim dividend declared and paid after the period of 2.0 cents per ordinary share (30 June 2006: 1.5 cents per ordinary share)	**18,078**	13,524

The interim dividend has not been recognised as a liability at the balance sheet date.

6. *Dividends (continued)*

(b) *Dividends attributable to the previous financial year, approved and paid during the period*

	Six months ended 30 June	
	2007	2006
	$'000	*$'000*
Final dividend in respect of the previous financial year, approved and paid during the period of 2.0 cents per ordinary share (30 June 2006: 1.5 cents per ordinary share) (Note 13)	**18,072**	13,524

7. *Earnings per share*

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $118,207,000 (30 June 2006: $58,624,000) and the weighted average number of 903,335,329 (30 June 2006: 901,583,285) ordinary shares in issue during the period.

(b) *Diluted earnings per share*

The calculation of diluted earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $118,207,000 (30 June 2006: $58,624,000) and the weighted average number of ordinary shares of 905,280,749 (30 June 2006: 901,725,417) after adjusting for the effects of all dilutive potential ordinary shares under the Company's share option schemes.

8. *Fixed assets*

(a) *Acquisitions*

During the six months ended 30 June 2007, the Group acquired items of property, plant and equipment with a total cost of $236,314,000 (30 June 2006: $155,672,000), of which $224,315,000 were acquired by a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"). Zhongyue Posco, a foreign joint venture limited company, was incorporated on 16 February 2007 in accordance with the PRC law and is owned as to 66% by the Group and the remaining 34% by POSCO Co., Ltd. and POSCO-China Holding Corporation. It has a total registered capital of US$30,000,000 (equivalent to $234,000,000). Construction of the production facilities is in progress and the subsidiary will principally be engaged in the production and sale of tinplate products.

(b) *Valuation of investment properties*

Investment properties situated in Hong Kong carried at fair value were revalued on an open market value basis at 30 June 2007 by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Members of Hong Kong Institute of Surveyors. Investment properties situated in mainland China carried at fair value were revalued by an independent firm of valuers in the PRC, 廣東財興資產評估土地房產估價有限公司, on an open market value basis. Based on the valuation, a net gain of $12,791,000 (30 June 2006: $5,867,000), and deferred tax thereon of $2,640,000 (30 June 2006: $1,738,000), have been included in the consolidated income statement.

8. *Fixed assets (continued)*

(c) *Leases*

The Group leases out investment properties under operating leases. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group held for use in operating leases was $253,052,000 (31 December 2006: $235,651,000).

9. *Inventories*

Inventories in the consolidated balance sheet comprise:

	At 30 June 2007 ***$'000***	At 31 December 2006 *$'000*
Raw materials, spare parts and consumables	**96,224**	65,948
Work in progress	**23,904**	—
Finished goods	**75,770**	49,530
	195,898	115,478

Based on management's assessment of the net realisable value of inventories, there is no write-down of inventories to estimated net realisable value during the period (30 June 2006: $3,156,000).

10. *Trade and other receivables*

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

	At 30 June 2007 ***$'000***	At 31 December 2006 *$'000*
Within 1 month	**108,985**	149,105
1 to 3 months	**145,690**	92,386
More than 3 months but less than 1 year	**48,741**	6,779
More than 1 year but less than 2 years	**129**	—
	303,545	248,270

The Group grants credit periods ranging from advance payment to not more than 180 days (31 December 2006: 180 days).

11. *Cash and cash equivalents*

Analysis of the balances of cash and cash equivalents is set out below:

	At 30 June 2007 $'000	At 31 December 2006 $'000
Deposits with banks	**97,149**	37,477
Cash at bank and in hand	**69,746**	120,260
	166,895	157,737

Included in cash and cash equivalents is a balance of RMB102,368,000 (31 December 2006: RMB44,410,000).

12. *Trade and other payables*

Included in trade and other payables are trade creditors with the following ageing analysis:

	At 30 June 2007 $'000	At 31 December 2006 $'000
Due within 1 month or on demand	**148,587**	103,837

Trade and other payables include the following balances with related parties:

	At 30 June 2007 $'000	At 31 December 2006 $'000
Amount due to associate	**19**	18
Amounts due to holding company and fellow subsidiary	**23,284**	23,298
Amount due to minority shareholder of subsidiary	**54,928**	—
Amount due to company related to the above minority shareholder	**71,306**	—

13. *Capital and reserves*

	Note	Share capital $'000	Share premium $'000	Capital reserve — share options $'000	Capital reserve $'000	Exchange reserve $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
		Attributable to equity shareholders of the Company										
At 1 January 2007		450,792	—	3,376	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911
Exchange difference on translation of financial statements of subsidiaries and associates outside Hong Kong		—	—	—	—	29,771	—	—	—	29,771	637	30,408
Exercise of share options	*(i)*	1,160	2,510	—	—	—	—	—	—	3,670	—	3,670
Acquisition of minority interests		—	—	—	—	—	—	—	—	—	(37,642)	(37,642)
Capital contributions by minority shareholders		—	—	—	—	—	—	—	—	—	79,962	79,962
Dividends approved in respect of the previous financial year	6(b)	—	—	—	—	—	—	—	(18,072)	(18,072)	—	(18,072)
Profit for the period		—	—	—	—	—	—	—	118,207	118,207	(323)	117,884
At 30 June 2007		451,952	2,510	3,376	657	67,720	107,440	3,523	569,667	1,206,845	80,276	1,287,121

	Note	Share capital $'000	Share premium $'000	Capital reserve — share options $'000	Capital reserve $'000	Exchange reserve $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
		Attributable to equity shareholders of the Company										
At 1 January 2006		450,792	—	—	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216
Exchange difference on translation of financial statements of subsidiaries and associates outside Hong Kong		—	—	—	—	6,651	—	—	—	6,651	240	6,891
Grant of share options		—	—	4,866	—	—	—	—	—	4,866	—	4,866
Transfer to statutory reserves		—	—	—	—	—	—	1,734	(1,734)	—	—	—
Dividends declared to minority shareholders		—	—	—	—	—	—	—	—	—	(4,199)	(4,199)
Dividends approved in respect of the previous financial year	6(b)	—	—	—	—	—	—	—	(13,524)	(13,524)	—	(13,524)
Profit for the period		—	—	—	—	—	—	—	58,624	58,624	2,412	61,036
At 30 June 2006		450,792	—	4,866	657	18,911	107,440	4,517	419,316	1,006,499	27,787	1,034,286

13. *Capital and reserves (continued)*

(i) *Equity-settled share-based transactions*

During the six months ended 30 June 2007, 2,320,000 share options were exercised at a consideration of $3,670,000 of which $1,160,000 was credited to share capital and the balance of $2,510,000 was credited to the share premium account.

In addition, 1,500,000 share options were lapsed during the six months ended 30 June 2007.

Total options outstanding at 30 June 2007 are 16,150,000 (31 December 2006: 19,970,000) and the weighted average exercise price is $1.631 (31 December 2006: $1.627).

14. *Retirement benefits scheme*

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the consolidated income statement for the six months ended 30 June 2007 was $2,197,000 (30 June 2006: $1,123,000). The forfeited contribution refunded for the period amounted to $23,000 (30 June 2006: Nil).

15. *Commitments*

(a) Capital commitments outstanding at 30 June 2007 not provided for in the interim financial report were as follows:

	At 30 June 2007	At 31 December 2006
	$'000	*$'000*
Contracted for	**94,721**	3,463
Authorised but not contracted for	**71,610**	9,748
	166,331	13,211

15. *Commitments (continued)*

(b) At 30 June 2007, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	At 30 June 2007 $'000	At 31 December 2006 $'000
Within 1 year	**332**	637
After 1 year but within 5 years	**125**	145
	457	782

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all the terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2007, the Company is committed to provide finance of $6,489,000 (31 December 2006: $6,489,000) to an associate of the Group.

16. *Contingent liabilities*

In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not yet settled an outstanding amount due to it. As a result, the Intermediate People's Court of Yue Yang City ordered to freeze a bank deposit of the subsidiary in the amount of $4,700,000.

According to the judgement of the Intermediate People's Court of Yue Yang City issued on 12 December 2004, the subsidiary was ordered to pay compensation and court charges amounting to RMB4,934,000 and RMB40,000 respectively. The subsidiary lodged an appeal to the High People's Court of Hunan Province against the judgement and the judgement of the Intermediate People's Court of Yue Yang City was repudiated on 31 January 2005. Accordingly, the frozen bank deposit of $4,700,000 was released.

In 2006, the PRC third party filed a new claim of RMB5,788,000 to the Intermediate People's Court of Zhongshan City. The court proceedings are still in progress as at the date of issue of this interim financial report.

The directors have reviewed the nature of the claim under dispute and considered that no provision is required to be made in the interim financial report.

17. *Material related party transactions*

Other than those disclosed elsewhere in the interim financial report, the Group entered into the following material related party transactions.

(a) *Material related party transactions during the period are summarised as follows:*

	Six months ended 30 June	
	2007	2006
	$'000	*$'000*
Purchase of fixed assets and related technical consultation services from a related company	**139,617**	—
Purchases of goods from related companies	**294,920**	476
Provision of electricity/water and leasing services to fellow subsidiaries	**815**	2,092
Maintenance fee paid to the immediate holding company	**115**	189

Note: Related companies to/from which goods or fixed assets and related services were sold and purchased include associates and the minority shareholder of a non-wholly owned subsidiary (including companies related to such minority shareholder).

(b) *Transactions with other state-controlled entities in the PRC*

The Group is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions disclosed above, the Group also conducts business activities with other state-controlled entities which include but are not limited to the following:

— Sales and purchase of goods and ancillary materials;

— Rendering and receiving services;

— Lease of assets;

— Purchase of property, plant and equipment; and

— Obtaining finance.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval process do not depend on whether the counterparties are state-controlled entities or not.

17. *Material related party transactions (continued)*

(b) *Transactions with other state-controlled entities in the PRC (continued)*

Having considered the potential transactions impacted by related party relationships, the entity's pricing strategy, buying and approval process, and what information would be necessary for an understanding of the potential effects of the transactions on the interim financial report, the directors are of the opinion that there are no other transactions that require disclosure as related party transactions.

(c) *Key management personnel remuneration*

Remuneration for key management personnel, including amounts paid to the Company's directors is as follows:

	Six months ended 30 June	
	2007	2006
	$'000	*$'000*
Short-term employee benefits	**1,450**	1,555
Post-employment benefits	**263**	239
Equity compensation benefits	**—**	1,778
	1,713	3,572

18. *Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ending 31 December 2007*

Up to the date of issue of this interim financial report, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2007 and which have not been adopted in this interim financial report.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following development may result in new or amended disclosure in the Group's financial report:

	Effective for accounting periods beginning on or after
HKFRS 8, Operating segments	1 January 2009
HKAS 23 (revised), Borrowing costs	1 January 2009

Independent Review Report

KPMG

TO THE BOARD OF DIRECTORS OF GUANGNAN (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 3 to 20 which comprises the consolidated balance sheet of Guangnan (Holdings) Limited as of 30 June 2007 and the related consolidated statements of income, and changes in equity and condensed consolidated statements of cash flows for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial report in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2007 is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim financial reporting".

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

18 September 2007

Results

For the first half of 2007, the Group's unaudited consolidated profit attributable to equity shareholders of the Company was HK$118,207,000, representing an increase of 101.6%, compared with HK$58,624,000 of the corresponding period last year. Basic earnings per share was HK13.09 cents, an increase of 101.4% from HK6.50 cents of the corresponding period last year.

Interim Dividend

The Board declares the payment of an interim dividend for the six months ended 30 June 2007 of HK2.0 cents per share (six months ended 30 June 2006: HK1.5 cents per share).

Business Review

During the period under review, consolidated turnover was HK$688,733,000, representing an increase of HK$65,952,000, or 10.6%, from HK$622,781,000 of the corresponding period last year. Such increase was mainly attributable to the growth in the tinplating business. In the first half of the year, apart from actively tapping into the current production potential of tinplating to satisfy market needs, the Group also shifted more focus on its black-plate manufacturing plant and Qinhuangdao tinplating plant projects, For the black-plate manufacturing plant project, we strived to achieve the planned production capacity during the year on the basis of steady improvement in product quality; for the Qinhuangdao tinplating plant project, we strived to fulfill its strategy of "formulate, design, construct, install and commence production all in one year". Both projects are targeted at obtaining expected results next year.

Tinplating

During the first half of 2007, the tinplate production and sales volume of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Zhongyue Tinplate"), a subsidiary of the Group, were 87,485 tonnes and 88,774 tonnes, an increase of 4.8% and 0.1% respectively when compared with the corresponding period last year. Turnover was HK$619,034,000, representing an increase of 8.8% comparing to the same period last year. Operating profit was HK$44,865,000, an increase of HK$9,204,000, or 25.8% comparing to the same period last year. The tinplating business made the greatest profit contribution to the Group, with its turnover and operating profit accounting for 89.9% and 75.9% of the Group's turnover and operating profit respectively.

At the beginning of the year, the Group completed the acquisition of 5% interests in Zhongyue Tinplate from the PRC minority shareholder. Zhongyue Tinplate is now a wholly-owned subsidiary of the Group. There is ample room for further development and operations for Zhongyue Tinplate in the future.

The Group established a joint-venture, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd ("Zhongyue Posco"), with POSCO Co. Ltd. ("POSCO") , a steel enterprise with the fifth largest global steel output, on 16 February this year. The Group holds 66% interests of the new company while the remaining 34% is held by POSCO. The planned production capacity of tinplates is 250,000 tonnes per annum; construction for the project has been progressing well and is expected to commence production by the end of the year.

The black-plate manufacturing plant located in Zhongshan commenced production in the end of March this year, with the concerted efforts of our technical staff and production staff, gradually enhancing both quality and quantity of the products, providing favourable conditions to lower product costs and enter the diversified tinplating market comprehensively.

Property Leasing

The Group's leasing properties include the plant and staff dormitory of Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai"), and the office building in Hong Kong. In the first half of 2007, the total turnover of leasing properties of the Group was HK$13,309,000, an increase of 14.9% compared with the same period last year. Profit from operations of leasing properties was HK$9,060,000, representing an increase of 11.0% as compared with the same period last year.

At the beginning of the year, the Group completed the acquisition of 5% interests in Shanhai from the PRC minority shareholder. Shanhai is now a wholly-owned subsidiary of the Group.

Foodstuffs Distribution and Trading

During the first half of 2007, turnover of the foodstuffs distribution and trading business amounted to HK$56,390,000, representing an increase of HK$14,241,000 or 33.8% as compared with the same period last year, which was attributable to the fact that impact of bird flu no longer exists and the increase in provisional quotas of livestock distribution. For the first six months of this year, the foodstuffs distribution and trading business realised an operating profit of HK$11,491,000, an increase of HK$3,110,000 or 37.1% from the same period last year.

On 20 July 2007, the government of HKSAR announced that it has reached agreement with the Ministry of Commerce of the PRC, pursuant to which the government of HKSAR has agreed to admit Guangnan Hong Company Limited as the second Hong Kong-based distributor to import live pigs from the Mainland China. The Group is currently undergoing negotiations with governmental authorities of Hong Kong and China and related parties, so as to roll out the related new business as soon as possible.

Associates

During the first half of 2007, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), a major associate of the Group, recorded a sales volume of 188,987 tonnes of corn starch, its major products, representing a decrease of 6.5% as compared with the same period last year. Turnover of Yellow Dragon amounted to HK$604,077,000, a growth of 12.6% as compared with the same period last year while profit attributable to shareholders amounted to HK$34,040,000, an increase of HK$4,092,000 or 13.7%.

The Group owns 40% interest in Yellow Dragon and received a total dividend payment (in respect of the financial year 2006) of RMB16,793,000 (equivalent to HK$17,054,000) in the first half of 2007.

Financial Position

As at 30 June 2007, the Group's total assets amounted to HK$1,945,355,000, and total liabilities stood at HK$658,234,000, representing an increase of HK$406,066,000 and HK$229,856,000 respectively compared with the positions at the end of last year. Net current assets decreased from HK$144,383,000 at the end of last year to HK$75,850,000, and current ratio (current assets divided by current liabilities) decreased from 1.36 as at the end of last year to 1.12. The Group maintains a healthy financial position.

Liquidity and Financial Resources

As at 30 June 2007, the Group's cash and cash equivalent balances amounted to HK$166,895,000, representing an increase of 5.8% from the end of last year, of which an amount equivalent to HK$105,061,000 was denominated in Renminbi and the remaining amounts were denominated in Hong Kong dollars and US dollars.

As at 30 June 2007, the Group's interest-bearing borrowings amounted to HK$227,209,000. Accordingly, the Group's gearing ratio, measured by the Group's total interest-bearing borrowings over shareholders' fund, was 18.8%. The Group's interest-bearing borrowings will be repaid at maturity with proceeds from bills discounted to the banks, and carry interests at annual rates (or discounted rates) ranging from 2.97% to 4.5%.

As at 30 June 2007, the Group's total available banking facilities amounted to HK$257,400,000, HK$182,491,000 of which was issued with letters of credit, and HK$74,909,000 was unutilised banking facilities while discounting bills as mentioned above did not use up any banking facilities. With its cash and cash equivalents on hand, the recurring cash flows from its operations and banking facilities, the Group believes that it will have sufficient funds to meet its present operation requirements and to further develop its businesses in the foreseeable future.

Litigation

In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary had not repaid its outstanding amount due to the defendant. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a judgement in favour of the Group in January 2005. On 29 December 2006, the defendant filed a new claim against the subsidiary with the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately HK$5,940,000). According to information currently available, the Group is of the view that no provision is required to be made for this claim.

Exchange Rate Exposure

The Group's assets, liabilities and transactions are primarily denominated in Hong Kong dollars, US dollars or Renminbi. As the exchange rates of these currencies were relatively stable during the period, the Group was not exposed to significant exchange risk. Foreign exchange gain for the period was HK$1,625,000.

Employees and Remuneration Policies

As at 30 June 2007, the Group had a total of 804 full-time employees, increased by 81 compared with that as of the end of 2006. Among them, 21 were based in Hong Kong and 783 were based in the Mainland China. Staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions and individual performance with reference to the prevailing industry practices. In 2007, the Group continued to implement control on the headcount, organization structure and payroll of each subsidiary, and the management continued to implement effective performance bonus incentive scheme. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operation and profit after taxation. In addition, bonus will be distributed to the management, key personnel and outstanding staff according to the assessment results of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Company has also adopted a share option scheme to reward, attract, retain and motivate excellent and talented participants for their contributions to the Group.

Prospects

Adjustments in the global industry and growth in domestic demand are introducing new business opportunities to the tinplating business in the Mainland China. The Group will aggressively capture such a rare chance to fully leverage on the favourable conditions brought about by the gradual completion of the integration of black-plate manufacturing plant and the commencement of production of the Qinhuangdao tinplating plant. We target to complete the strategic deployment of these two major tinplating production bases in the north and south respectively as soon as possible, so as to achieve an annual production capacity of 500,000 tonnes in the shortest time possible, and to optimize its tinplating product structure and upgrade its product quality. These measures are aimed at satisfying the increasing demand in the diversified tinplating product market, to fully prepare itself in anticipation of the Beijing Olympic Games in 2008.

Directors' Interests and Short Positions in Securities

As at 30 June 2007, the interests and short positions of the directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the directors and the chief executive are taken or deemed to have under such provisions of the SFO); (ii) entered in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities ("Listing Rules") on the Hong Kong Stock Exchange were as follows:

Interests and short positions in the Company

(i) *Interests in ordinary shares*

Name of Director	Capacity/ nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Liang Jiang	Personal	2,000,000	Long position	0.221%
Gerard Joseph McMahon	Personal	100,000	Long position	0.011%

Note: The approximate percentage of interests held was calculated on the basis of 903,903,285 ordinary shares of the Company in issue as at 30 June 2007.

(ii) *Interests in options relating to ordinary shares*

Name of Director	Date of share options granted#	Number of options held as at 1 January 2007	Period during which share options is exercisable*	Total consideration paid for share options granted	Price per ordinary share payable on exercise of options	During the period number of share options Exercised	Lapsed	Cancelled	Number of options held as at 30 June 2007	Share Price At share option grant date**	Share Price At share option exercise date**
	(dd.mm.yy)	*('000)*	*(dd.mm.yy)*	*(HK$)*	*(HK$)*	*('000)*	*('000)*	*('000)*	*('000)*	*(HK$)*	*(HK$)*
Liang Jiang	06.02.04 *(Note)*	2,000	06.05.04–05.05.09	10	1.582	2,000	—	—	—	0.155	1.570
	09.03.06	2,000	09.06.06–08.03.16	1	1.660	—	—	—	2,000	1.610	—
Tan Yunbiao	06.02.04 *(Note)*	1,500	06.05.04–05.05.09	10	1.582	—	—	—	1,500	0.155	—
	09.03.06	2,000	09.06.06–08.03.16	1	1.660	—	—	—	2,000	1.610	—
Tsang Hon Nam	09.03.06	300	09.06.06–08.03.16	1	1.660	—	—	—	300	1.610	—
Zhao Leili	09.03.06	200	09.06.06–08.03.16	1	1.660	—	—	—	200	1.610	—
Luo Fanyu	09.03.06	200	09.06.06–08.03.16	1	1.660	—	—	—	200	1.610	—
Gerard Joseph McMahon	09.03.06	200	09.06.06–08.03.16	1	1.660	—	—	—	200	1.610	—
Tam Wai Chu, Maria	09.03.06	200	09.06.06–08.03.16	1	1.660	—	—	—	200	1.610	—
Li Kar Keung, Caspar	09.03.06	200	09.06.06–08.03.16	1	1.660	—	—	—	200	1.610	—

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* *If the last day of any of the option periods is not a business day in Hong Kong, the option period shall end at the close of business on the last business day preceding that day.*

** *The share prices disclosed as "At share option grant date" and "At share option exercise date" are the closing prices of the ordinary shares of the Company quoted on the Hong Kong Stock Exchange on the trading day immediately prior to the date of grant of the share options and the date of exercise of the share options respectively.*

Note: For those options granted on 6 February 2004, the number of options outstanding and the exercise price were adjusted as a result of the consolidation of the ordinary shares of the Company that took effect on 19 December 2005.

Interests and short positions in Kingway Brewery Holdings Limited
Interests in ordinary shares

Name of Director	Capacity/ nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
Luo Fanyu	Personal	86,444	Long position	0.005%

Note: The approximate percentage of interests held was calculated on the basis of 1,706,672,000 ordinary shares of Kingway Brewery Holdings Limited in issue as at 30 June 2007.

Interests and short positions in Guangdong Tannery Limited
Interests in ordinary shares

Name of Director	Capacity/ nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
Luo Fanyu	Personal	70,000	Long position	0.013%

Note: The approximate percentage of interests held was calculated on the basis of 536,904,000 ordinary shares of Guangdong Tannery Limited in issue as at 30 June 2007.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the directors in trust for the Company, as at 30 June 2007, none of the directors and chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which are required to be: (i) notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the directors and chief executive are taken or deemed to have under such provisions of the SFO); (ii) entered in the register kept by the Company pursuant to Section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

Save as disclosed above, at no time during the period was the Company, its holding companies or any of its subsidiaries or associated corporation a party to any arrangements to enable the directors of the Company or their spouse or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial Shareholders' Interests

As at 30 June 2007, so far as is known to any director and chief executive of the Company, the following persons (other than a director and chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO:

Name of Shareholder	Number of ordinary shares beneficially held	Long/short position	Approximate percentage of interests held *(Note 1)*
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note 2)*	536,380,868	Long position	59.34%
GDH Limited ("GDH")	536,380,868	Long position	59.34%

Note:

1. The approximate percentage of interests held was calculated on the basis of 903,903,285 ordinary shares of the Company in issue as at 30 June 2007.

2. The attributable interest which Yue Gang has in the Company is held through its 100 per cent. direct interest in GDH.

Save as disclosed above, no other person (other than a director and chief executive of the Company) known to any director and chief executive of the Company as at 30 June 2007 had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or as recorded in the register kept by the Company under Section 336 of the SFO.

Share Option Schemes

On 11 June 2004, the Company adopted a new share option scheme ("2004 Share Option Scheme") enabling the Company to attract, retain and motivate high caliber and talented participants to make contributions to the Group. On the same day, the Company also terminated its share option scheme that was adopted on 24 August 2001 ("2001 Share Option Scheme"). Options granted under the 2001 Share Option Scheme prior to 11 June 2004 remain valid until lapsed.

During the period, 1,500,000 share options were lapsed and no share options were granted under the 2004 Share Option Scheme by the Company.

During the period, 2,320,000 share options were exercised under the 2001 Share Option Scheme. As at 30 June 2007, options were outstanding under the 2001 and 2004 Share Option Schemes entitling the holders to subscribe for 6,000,000 shares and 10,150,000 shares of the Company respectively.

As at 30 June 2007, save as disclosed in the section of "Directors' Interests and Short Positions in Securities", the following share options were outstanding under the 2001 and 2004 Share Option Schemes. Each option gives the holder the right to subscribe for one share of par value HK$0.5 each of the Company.

Category	Date of share options granted#	Number of options held as at 1 January 2007	Period during which share options is exercisable*	Total consideration paid for share options granted	Price per ordinary share payable on exercise of options	During the period number of share option			Number of options held as at 30 June 2007	Share Price	
						Exercised	Lapsed	Cancelled		At share option grant date**	At share option exercise date**
	(dd.mm.yy)	('000)	(dd.mm.yy)	(HK$)	(HK$)	('000)	('000)	('000)	('000)	(HK$)	(HK$)
Former Director	09.03.06	200	09.06.06–08.03.16	1	1.660	—	—	—	200	1.610	—
Employees and other participants	06.02.04 (Note)	4,820	06.05.04–05.05.09	10	1.582	320	—	—	4,500	0.155	2.220
	09.03.06	6,150	09.06.06–08.03.16	1	1.660	—	1,500	—	4,650	1.610	—

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* *If the last day of any of the option periods is not a business day in Hong Kong, the option period shall end at the close of business on the last business day preceding that day.*

** *The share prices disclosed as "At share option grant date" and "At share option exercise date" are the closing prices of the shares of the Company quoted on the Hong Kong Stock Exchange on the trading day immediately prior to the date of grant of the share options and the date of exercise of the share options respectively.*

Note: *For those options granted on 6 February 2004, the number of options outstanding and the exercise price were adjusted as a result of the consolidation of the ordinary shares of the Company that took effect on 19 December 2005.*

Corporate Governance and Other Information

Code on Corporate Governance Practices

The Company has applied the principles and complied with the code provisions of the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 of the Listing Rules on the Hong Kong Stock Exchange throughout the six months ended 30 June 2007, with the exception that certain non-executive directors are not appointed for specific terms as non-executive directors are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company's Articles of Association.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions. All directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2007.

Audit Committee

The Company established an audit committee ("Audit Committee") in 1999 and its terms of reference are in line with the CG Code. The Audit Committee comprises the three independent non-executive directors, Mr. Gerard Joseph McMahon (chairman of the Audit Committee), Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Audit Committee include, inter alia, the review of the completeness, accuracy and fairness of the Company's financial reports and the Group's internal controls and risk management systems.

The Audit Committee holds regular meetings and it met three times during the six months ended 30 June 2007.

Compensation Committee

The Company established a compensation committee ("Compensation Committee") in 1999 and its terms of reference are in line with the CG Code. The Compensation Committee comprises the chairman of the Board, Mr. Liang Jiang, executive director and general manager, Mr. Tan Yunbiao, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar (chairman of the Compensation Committee). The principal duties of the Compensation Committee include, inter alia, making recommendations to the Board relating to the Company's policy for directors' and senior management's remuneration, determining the executive directors' and senior management's remuneration packages, reviewing and approving their performance-based remuneration and compensation payable for their loss of offices.

During the six months ended 30 June 2007, a meeting was held by the Compensation Committee to explore into relevant issues.

Nomination Committee

The Company established a nomination committee ("Nomination Committee") in June 2005. The Nomination Committee comprises the Chairman of the Board, Mr. Liang Jiang who is also chairman of the Nomination Committee, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Nomination Committee include, inter alia, identifying suitable and qualified individuals to become board members and making recommendation on appointment and reappointment of directors.

During the six months ended 30 June 2007, a meeting was held by the Nomination Committee to explore into relevant issues.

Review of Interim Results

The Audit Committee has reviewed the unaudited interim financial report and the interim report of the Group for the six months ended 30 June 2007. In addition, the Company's external auditors, KPMG, have reviewed the aforesaid unaudited interim financial report.

Purchase, Sale and Redemption of Listed Securities

During the six months ended 30 June 2007, neither the Company, nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange.

Interim Dividend

The Board has resolved to declare the payment of an interim dividend of HK2.0 cents per share (six months ended 30 June 2006: HK1.5 cents per share) for the six months ended 30 June 2007. The interim dividend will be paid on 31 October 2007 to the shareholders whose names appear on the Register of Members on 17 October 2007.

Closure of Register of Members

The Register of Members of the Company will be closed on 16 October 2007 and 17 October 2007. During these two days, no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 15 October 2007.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 18 September 2007

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

Stock Code 股份代號: 1203



中期報告 Interim Report 2008

廣南(集團)有限公司
中期報告 2008

目錄

公司資料
(於2008年9月12日)

董事會

執行董事
梁江(*主席*)
李力(*副主席*)
譚云標(*總經理*)
宋咸權(*財務總監*)

非執行董事
羅蕃郁
侯卓冰

獨立非執行董事
Gerard Joseph McMAHON
譚惠珠
李嘉強

合資格會計師

宋咸權

公司秘書

宋咸權

註冊辦事處

香港
皇后大道東24－32號
金鐘滙中心22樓
電話：(852) 2828 3938
圖文傳真：(852) 2583 9288
網址：http://www.gdguangnan.com

核數師

畢馬威會計師事務所

主要往來銀行

香港上海滙豐銀行有限公司
中國工商銀行(亞洲)有限公司
中國工商銀行股份有限公司中山分行
中國銀行股份有限公司中山分行
中國建設銀行股份有限公司中山分行
中國農業銀行秦皇島分行
中國工商銀行股份有限公司秦皇島分行

股份過户登記處

香港中央證券登記有限公司
香港
灣仔
皇后大道東183號合和中心17樓
1712－1716室

股份資料

上市地點	香港聯合交易所有限公司主板
股份代號	1203
每手股數	2,000股
財政年度結算日	12月31日

股東時間表

截止過戶日期	2008年10月2日及 2008年10月3日
中期股息	每股2.0港仙
派發日期	2008年10月20日

財務摘要
(以港幣列示)

未經審核財務摘要

	截至6月30日止6個月 2008年 千元	2007年 千元	變動
營業額	**1,374,163**	688,733	+99.5%
經營溢利	**140,092**	59,106	+137.0%
股東應佔溢利	**112,207**	118,207	-5.1%
每股基本盈利	**12.39仙**	13.09仙	-5.3%
每股中期股息	**2.0仙**	2.0仙	—

	於2008年 6月30日 千元	於2007年 12月31日 千元	變動
總資產	**3,001,229**	2,357,589	+27.3%
股東權益	**1,472,576**	1,301,504	+13.1%

業績

本集團2008年上半年錄得理想的業績。未經審核之綜合本公司股東應佔溢利為112,207,000港元，比去年同期的118,207,000港元減少5.1%，但撇除非經營收入及投資物業估值收益等因素後，2008年上半年之經營溢利為140,092,000港元，比去年同期的59,106,000港元增長137.0%。每股基本盈利12.39港仙，比去年同期的13.09港仙減少5.3%。

中期股息

董事會宣佈派發截至2008年6月30日止6個月之中期股息每股2.0港仙(2007年6月30日止6個月：每股2.0港仙)。

業務回顧

於回顧期內，本集團各項業務均加快發展。綜合營業額1,374,163,000港元，比去年同期的688,733,000港元增長685,430,000港元，即99.5%，此增長主要源自馬口鐵業務的增長。年產能150,000噸的基板廠於去年初正式投產，為生產馬口鐵所需的主要原材料(基板)提供了穩定的供應。此外，本集團與國際知名鋼鐵企業株式會社POSCO(「POSCO」)在河北省秦皇島市合資建設一年產250,000噸馬口鐵廠，已於2008年2月建成投產，令本集團馬口鐵的產能由2007年的200,000噸，增加至目前的450,000噸，規模已提升至一個新的台階。另一方面，隨著活豬經銷業務於2007年12月起成功開展，鮮活食品業務也成為了本集團另一個新的增長點。

馬口鐵業務

於2008年6月30日，中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)為本公司之全資附屬公司，而本公司持有中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)的66%權益，POSCO佔34%。

2008年上半年，本集團生產馬口鐵160,976噸，銷售143,806噸，分別比去年同期增長84.0%和62.0%；營業額1,255,926,000港元，比去年同期增加102.9%；經營溢利74,659,000港元，較去年同期增長29,794,000港元，增加66.4%。馬口鐵業務對本集團盈利貢獻最大，其營業額佔集團營業額的91.4%；經營溢利佔集團經營溢利的53.3%。雖然期內鐵礦石等原材料價格大幅提升而引發鋼鐵價格在短期內急劇上漲，本集團通過靈活的市場策略和有效的成本控制，在銷量大幅增長的同時，保持穩定的毛利水平。

隨着本集團與POSCO在河北省秦皇島市合資建設的馬口鐵廠於2008年2月建成投產，南北兩大馬口鐵生產基地相互呼應的戰略佈局已基本形成，高端產品的產量、出口銷售均大幅增加。與此同時，位於中山的馬口鐵基板廠，產品質與量均不斷提升，為馬口鐵的生產提供了穩定的原材料(基板)供應，有助本集團控制產品成本及全面開拓馬口鐵細分市場。

鮮活食品業務

2008年上半年，鮮活食品業務取得營業額105,506,000港元，與去年同期比較增加49,116,000港元，增加87.1%。實現經營溢利42,851,000港元，比去年同期增加31,360,000港元，增加272.9%。增長主要來自2007年12月起開展的活豬經銷業務。縱使面對激烈的市場競爭和欄位不足等制約，但憑藉經營團隊的拼搏進取和具優勢供應商的配合支持，使此業務得以健康發展。

物業租賃業務

本集團之租賃物業包括中山市山海實業有限公司(「山海公司」)的工業廠房、員工宿舍及香港的寫字樓物業。

2008年上半年，本集團之物業租賃業務錄得總收入為12,731,000港元，收入較去年同期減少4.3%，物業租賃業務實現經營溢利9,214,000港元，較去年同期增加1.7%。

聯營公司

本集團的主要聯營公司黃龍食品工業有限公司(「黃龍」)於2008年上半年的主要產品玉米澱粉銷量198,679噸，比去年同期增加5.1%；營業額768,112,000港元，比去年同期增加27.2%；股東應佔溢利48,273,000港元，比去年同期增加14,233,000港元或41.8%。

財務狀況

於2008年6月30日，本集團總資產為3,001,229,000港元，而總負債為1,421,285,000港元，分別較去年底增加643,640,000港元及452,943,000港元。流動資產淨值由去年底的62,478,000港元增加至468,431,000港元，而流動比率(流動資產除以流動負債)較去年年底的1.07增加至1.47。

流動資金及財務資源

於2008年6月30日，集團現金及現金等價物結餘為334,599,000港元(包括已抵押銀行結餘144,078,000港元)，其中相等於281,988,000港元的貨幣為人民幣，相等於17,834,000港元的貨幣為美元，其餘為港元，較2007年年底現金及現金等價物結餘增加127.6%。

於2008年6月30日，本集團之借款包括1) 銀行借款共770,043,000港元(2007年12月31日：503,428,000港元)，其中166,294,000港元(2007年12月31日：281,720,000港元)為無抵押，零港元(2007年12月31日：168,988,000港元)為以應收票據作抵押，480,000,000港元(2007年12月31日：零港元)為以香港的投資物業作抵押，和123,749,000港元(2007年12月31日：52,720,000港元)為以123,729,000港元(2007年12月31日：50,571,000港元)的銀行存款作抵押；2) 直接控股公司借款21,216,000港元(2007年12月31日：21,216,000港元)；及3) 少數股東借款11,270,000港元(2007年12月31日：零港元)。本集團之借款，其中49.5%(2007年12月31日：84.7%)須於1年內償還，其餘須於3年內償還。所有借款年利率介乎2.02%至11.77%之間(2007年：2.10%至6.72%)。本集團分別有10.6%及10.1%的借款是以由本集團一間附屬公司及本集團一間非全資附屬公司的少數股東提供擔保。

本集團的負債比率(即按本集團借款淨額(即借款減現金及現金等價物)除以本公司股權持有人應佔權益總額計算)為31.8%(2007年12月31日：29.0%)，比率增加主要是由於要滿足馬口鐵業務發展的資金需要。

於2008年6月30日，本集團的銀行信貸總額為1,184,898,000港元，其中已使用的銀行信貸額為816,173,000港元，尚未動用的銀行信貸額為368,725,000港元。另外，本集團有19.2%的銀行信貸額得到本集團其中一間附屬公司及一間非全資附屬公司的少數股東作保證，而有40.5%的銀行信貸額由本公司提供保證，並以位於香港的投資物業作抵押品。本集團現時的現金資源及可動用信貸額，加上本集團的經營業務產生穩定的現金流，足以滿足本集團履行其債務責任及業務經營所需。

於2008年1月25日，本集團與中國工商銀行(亞洲)有限公司及香港上海滙豐銀行有限公司訂立了融資協議(「貸款協議」)。根據該貸款協議，本集團可獲取為期3年的480,000,000港元有抵押貸款，此貸款為浮動利率貸款，用作為其一般企業融資需求撥充資金。是次貸款充分反映銀行對本集團之信用狀況和前景的信心及認同。

資產抵押

於2008年6月30日，本集團以賬面總值248,978,000港元(2007年12月31日：224,888,000港元)的若干資產作為抵押，以便本集團取得借款及銀行信貸安排。

外匯及利率風險

本集團的業務主要在中國和香港。期內，港幣及美元的匯率相對穩定，並未對本集團構成重大的外匯風險；至於人民幣兑美元之升值的影響，由於集團大部分之銷售均以人民幣結算，而採購主要以人民幣及美元結算，集團並未面對重大的外匯風險。

本集團之借貸主要以浮動利率計算,管理層會留意利率變動情況。就難以預料之匯率波動,本集團將於有需要時使用對沖工具作出對沖。於2008年6月30日,本集團有若干外幣借款(11,942,000美元及416,371,000日元(總金額相等於123,749,000港元))(2007年12月31日:3,022,000美元及416,371,000日元(總金額相等於52,720,000港元))以遠期外匯合同作對沖。除此等借款外,其他借款均以相關公司的功能貨幣或以美元提取借款。鑒於預期人民幣兑美元之升值,管理層不認為外匯風險重大。

員工及薪酬政策

截至2008年6月30日止,本集團全職僱員人數共1,148名,比2007年年底增加106名。其中71名在香港及1,077名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現,按行業的一般市場慣例釐定。2008年,本集團對附屬各公司繼續實行定員、定編和工資總額控制管理,對管理層繼續實行花紅激勵機制,通過對各附屬公司經營業績的考核,以經營淨現金流入及税後利潤為依據,按不同利潤檔次的比例計提花紅,按個人業績考核獎勵發放給管理層、業務骨幹和業績優秀員工,有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計劃,藉此鼓勵優秀的參與者繼續為本集團作出貢獻。

前景展望

雖然國際、國內經濟走勢的不明朗因素增多,但國際國內市場對馬口鐵的需求仍在增長。本集團通過連續幾年的努力,已在主營業務馬口鐵的生產規模、原材料供應、國外市場開拓等方面取得重大進展,今後將進一步提升產品質量控制、新產品新品種開發以及清潔生產的水平,加上鮮活食品業務的健康發展,經營業績可望進一步提升。

獨立審閱報告
致廣南(集團)有限公司董事會
(於香港註冊成立之有限公司)

引言

我們已審閱列載於第9頁至第31頁廣南(集團)有限公司的中期財務報告，此中期財務報告包括於2008年6月30日的綜合資產負債表與截至該日止6個月期間的綜合損益表、權益變動表和簡明綜合現金流量表以及附註解釋。根據《香港聯合交易所有限公司證券上市規則》(「上市規則」)，上市公司必須符合上市規則中的相關規定和香港會計師公會頒佈的《香港會計準則》第34號「中期財務報告」的規定編製中期財務報告。董事須負責根據《香港會計準則》第34號編製及列報中期財務報告。

我們的責任是根據我們的審閱對中期財務報告作出結論，並按照我們雙方所協定的應聘條款，僅向全體董事會報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

審閱範圍

我們已根據香港會計師公會頒佈的《香港審閱工作準則》第2410號「獨立核數師對中期財務信息的審閱」進行審閱。中期財務報告審閱工作包括主要向負責財務會計事項的人員詢問，並實施分析和其他審閱程序。由於審閱的範圍遠較按照香港審計準則進行審核的範圍為小，所以不能保證我們會注意到在審核中可能會被發現的所有重大事項。因此我們不會發表任何審核意見。

結論

根據我們的審閱工作，我們並沒有注意到任何事項，使我們相信於2008年6月30日的中期財務報告在所有重大方面沒有按照《香港會計準則》第34號「中期財務報告」的規定編製。

畢馬威會計師事務所
執業會計師

香港中環
遮打道10號
太子大廈8樓

2008年9月12日

綜合損益表
截至2008年6月30日止6個月 — 未經審核
(以港幣列示)

	附註	截至6月30日止6個月 2008年 千元	 2007年 千元
營業額	2	**1,374,163**	688,733
銷售成本		**(1,217,900)**	(600,350)
毛利		**156,263**	88,383
其他收益	3	**8,387**	9,605
其他收入淨額	3	**40,408**	3,366
分銷成本		**(23,333)**	(12,260)
行政費用		**(37,580)**	(24,418)
其他經營費用		**(4,053)**	(5,570)
經營溢利		**140,092**	59,106
非經營收入	4(a)	**–**	40,021
投資物業估值收益		**2,049**	12,791
融資成本	4(b)	**(15,071)**	(4,097)
應佔聯營公司溢利減虧損		**19,106**	13,463
除税前溢利	4	**146,176**	121,284
所得税	5	**(19,942)**	(3,400)
本期溢利		**126,234**	117,884
歸屬予：			
本公司股權持有人		**112,207**	118,207
少數股東權益		**14,027**	(323)
本期溢利		**126,234**	117,884
期內應付本公司股權持有人股息：			
結算日後宣佈派發之中期股息	6	**18,112**	18,078
每股盈利			
基本	7(a)	**12.39仙**	13.09仙
攤薄	7(b)	**12.39仙**	13.06仙

第14至31頁的附註為本中期財務報告的組成部份。

綜合資產負債表

於2008年6月30日 — 未經審核
（以港幣列示）

	附註	於2008年 6月30日 千元	於2007年 12月31日 千元
非流動資產			
固定資產			
— 投資物業		**277,320**	264,224
— 其他物業、廠房及設備		**944,980**	858,560
— 以經營租賃持作自用的租賃土地權益		**109,535**	107,100
	8	**1,331,835**	1,229,884
佔聯營公司權益		**210,421**	199,010
		1,542,256	1,428,894
流動資產			
交易證券		**4,894**	6,399
存貨	*9*	**488,206**	321,343
業務及其他應收款項、訂金及預付款	*10*	**630,818**	453,488
可收回本期税項		**456**	456
現金及現金等價物	*11*	**334,599**	147,009
		1,458,973	928,695
流動負債			
業務及其他應付款項	*12*	**571,155**	401,731
銀行借款	*13(a)*	**364,738**	423,336
直接控股公司借款	*13(b)*	**21,216**	21,216
少數股東借款	*13(c)*	**11,270**	—
應付本期税項		**22,163**	19,934
		990,542	866,217
流動資產淨值		**468,431**	62,478
總資產減流動負債		**2,010,687**	1,491,372

	附註	於2008年 6月30日 千元	於2007年 12月31日 千元
非流動負債			
銀行借款	*13(a)*	**405,305**	80,092
遞延稅項負債		**25,438**	22,033
		430,743	102,125
資產淨值		**1,579,944**	1,389,247
資本及儲備	*14*		
股本		**452,802**	452,802
儲備		**1,019,774**	848,702
本公司股權持有人應佔權益總額		**1,472,576**	1,301,504
少數股東權益	*14*	**107,368**	87,743
權益總額		**1,579,944**	1,389,247

第14至31頁的附註為本中期財務報告的組成部份。

綜合權益變動報表

截至2008年6月30日止6個月 — 未經審核
（以港幣列示）

	截至6月30日止6個月			
	2008年		2007年	
	千元	千元	千元	千元
於1月1日權益總額：				
歸屬予本公司股權持有人	**1,301,504**		1,073,269	
少數股東權益	**87,743**		37,642	
於1月1日		**1,389,247**		1,110,911
已直接在權益確認的本期收入淨額：				
換算海外附屬公司及聯營公司的財務報表所產生的匯兌差額		**82,575**		30,408
本期溢利淨額		**126,234**		117,884
本期確認的收入及費用總額		**208,809**		148,292
歸屬予：				
— 本公司股權持有人	**189,184**		147,978	
— 少數股東權益	**19,625**		314	
	208,809		148,292	
與前一財政年度有關已批准的股息		**(18,112)**		(18,072)
收購少數股東		–		(37,642)
因資本交易引致權益變動：				
少數股東出資	–		79,962	
行使購股權	–		3,670	
		–		83,632
於6月30日權益總額		**1,579,944**		1,287,121

第14至31頁的附註為本中期財務報告的組成部份。

	附註	截至6月30日止6個月 2008年 千元	 2007年 千元
產生自／(用於)經營活動的現金		**10,016**	(69,175)
支付税項		**(15,773)**	(6,909)
用於經營活動的現金淨額		**(5,757)**	(76,084)
用於投資活動的現金淨額		**(64,858)**	(127,349)
產生自融資活動的現金淨額		**163,981**	211,212
現金及現金等價物增加		**93,366**	7,779
於1月1日的現金及現金等價物	*11*	**91,109**	157,737
外幣匯率變更的影響		**6,046**	1,379
於6月30日的現金及現金等價物	*11*	**190,521**	166,895

第14至31頁的附註為本中期財務報告的組成部份。

1. 編製基準

此中期財務報告乃根據香港聯合交易所有限公司上市規則適用的披露條文，包括遵守香港會計師公會頒佈的《香港會計準則》第34號 ——「中期財務報告」的規定編製而成。本中期財務報告於2008年9月12日獲准並授權刊發。

中期財務報告的編製採用了與2007年年度財務報表相同的會計政策。

根據《香港會計準則》第34號編製的中期財務報告，管理層需要對會計政策的應用及按目前情況為基準計算的經呈報資產及負債、收入及支出的金額作出判斷、估計及假設。而實際的結果可能與該些估計金額有差異。

本中期財務報告包括簡明綜合財務報表和部分附註解釋。附註闡述了自2007年年度財務報表刊發以來，在瞭解本集團的財務狀況和表現變動方面確屬重要的事件和交易。簡明綜合中期財務報表及有關附註不包括依照香港財務報告準則所準備的報表內應包括的全部資訊。

本中期財務報告乃未經審核，惟已由本公司審核委員會及核數師畢馬威會計師事務所根據香港會計師公會頒佈的《香港審閱工作準則》第2410號 ——「獨立核數師對中期財務信息的審閱」進行審閱。畢馬威會計師事務所致董事會的獨立審閱報告載於第8頁。

就中期財務報告所載以往已呈報的截至2007年12月31日止財政年度的財務資料，該等資料雖源自有關的財務報表，但並不構成本公司該財政年度的法定財務報表。截至2007年12月31日止年度之法定財務報表可於本公司的註冊辦事處索取。核數師於2008年4月16日發出的核數報告書中，已對此等財務報表發表無保留的意見。

2. 營業額及分類報告

本集團的主要呈報方式為業務分類。來自外部客戶的收益（營業額）為供應客戶貨品的銷售價值、食品代理的佣金收入及租賃收入。

業務分類

本集團包括下列主要業務分類：

馬口鐵 ： 生產及銷售馬口鐵及相關產品，其為食品加工生產商用作包裝物料

鮮活食品 ： 鮮活食品代理及買賣

物業租賃 ： 出租物業以產生租金收入

	馬口鐵 千元 （附註(i)）	鮮活食品 千元 （附註(ii)）	物業租賃 千元	分類間 對銷 千元	未分配 千元	綜合 千元
截至2008年6月30日止6個月						
來自外部客戶的收益	1,255,926	105,506	12,731	–	–	1,374,163
分類間的收益	–	–	87	(87)	–	–
來自外部客戶的其他收益	7,418	757	34	–	60	8,269
合計	1,263,344	106,263	12,852	(87)	60	1,382,432
分類業績	74,659	42,851	9,214			126,724
未分配經營收入及費用						13,368
經營溢利						140,092
應佔聯營公司溢利減虧損	–	–	–	–	19,106	19,106
投資物業估值收益	–	–	2,049	–	–	2,049
融資成本						(15,071)
除税前溢利						146,176

2. 營業額及分類報告(續)

業務分類(續)

	馬口鐵 千元 (附註(i))	鮮活食品 千元 (附註(ii))	物業租賃 千元	分類間 對銷 千元	未分配 千元	綜合 千元
截至2007年6月30日止6個月						
來自外部客戶的收益	619,034	56,390	13,309	–	–	688,733
分類間的收益	–	–	119	(119)	–	–
來自外部客戶的其他收益	7,830	1,202	38	–	417	9,487
合計	626,864	57,592	13,466	(119)	417	698,220
分類業績	44,865	11,491	9,060			65,416
未分配經營收入及費用						(6,310)
經營溢利						59,106
非經營收入						40,021
應佔聯營公司溢利減虧損	–	–	–	–	13,463	13,463
投資物業估值收益	–	–	12,791	–	–	12,791
融資成本						(4,097)
除稅前溢利						121,284

附註:

(1) 期內,隨著馬口鐵生產設備興建完成,一間附屬公司 —— 中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)於2008年2月開始生產及銷售馬口鐵產品。此令本期馬口鐵的營業額及分類業績增加。

(2) 本集團於2007年12月開展業務,成為香港由內地輸入活豬的第二家代理商,其業績已包括在本期鮮活食品分類。

3. 其他收益及收入淨額

其他收益

	截至6月30日止6個月	
	2008年	2007年
	千元	千元
出售廢料	**6,161**	6,467
利息收入	**1,344**	1,485
管理收入	**–**	199
上市證券的股息收入	**118**	118
已收補貼	**–**	354
其他	**764**	982
	8,387	9,605

其他收入淨額

	截至6月30日止6個月	
	2008年	2007年
	千元	千元
交易證券的已變現及未變現(虧損)╱收益淨額	**(1,505)**	1,741
遠期外滙合同收益淨額	**605**	–
匯兑收益	**41,308**	1,625
	40,408	3,366

4. 除稅前溢利

除稅前溢利已扣除╱(計入):

		截至6月30日止6個月	
		2008年	2007年
	附註	**千元**	千元
(a) 非經營收入:			
收購附屬公司的少數股東權益及有關此少數股東的應付股息的收益		**–**	(40,021)

4. 除稅前溢利(續)

(a) 非經營收入:(續)

以往期間內,本集團向少數股東分別收購其於中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)及中山市山海實業有限公司(「山海」)的5%股權,連同中粵馬口鐵及山海應付少數股東的股息,總代價為499,000美元(相等於3,890,000元)。收購隨後,中粵馬口鐵及山海成為本集團的全資附屬公司。收益為收購少數股東權益賬面值及轉到本集團應付股息多於支付代價的金額。本集團及少數股東均為中華人民共和國(「中國」)國有企業。

	附註	截至6月30日止6個月 2008年 千元	2007年 千元
(b) 融資成本:			
須於5年內全數償還銀行預付及其他借款利息		**15,711**	4,097
直接控股公司借款利息		**327**	—
		16,038	4,097
減:利息支出資本化入在建工程	*(i)*	**(967)**	—
		15,071	4,097
(c) 員工成本:			
定額供款計劃之供款淨額		**3,990**	2,174
薪金、工資及其他福利		**39,159**	20,214
		43,149	22,388
(d) 其他項目:			
土地租賃費攤銷		**1,414**	895
折舊	*(ii)*	**35,085**	16,126
有關物業租賃的經營租賃費用		**1,432**	448
應佔聯營公司稅項	*(iii)*	**6,433**	1,857
投資物業應收租金減直接費用1,251,000元(2007年6月30日:1,071,000元)		**(11,480)**	(12,238)

4. *除稅前溢利（續）*

附註：

(i) 此金額為本集團一間附屬公司借入銀行專項借款的利息支出，該專項借款用作興建固定資產。

(ii) 與以往期間比較，折舊增加數主要是由於中國河北省秦皇島市的馬口鐵生產設備開始運作。

(iii) 在中國成立及經營的聯營公司的所得稅，是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。

5. *綜合損益表內的所得稅*

綜合損益表所列的稅項為：

		截至6月30日止6個月	
	附註	**2008年 千元**	2007年 千元
本期稅項－香港利得稅準備			
本期按稅率16.5%（2007年：17.5%）估計應課稅溢利的香港利得稅準備		**2,038**	131
本期稅項－中國			
本期稅項		**15,964**	6,042
遞延稅項			
暫時性差異產生及轉回		**1,940**	2,584
中國稅率變更的影響		**－**	(5,357)
		1,940	(2,773)
	(i)	**19,942**	3,400

附註：

(i) 2008年香港利得稅準備是按本期估計應課稅溢利的16.5%計算（2007年：17.5%）。在中國成立及經營的附屬公司的所得稅，是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。

(ii) 期內，香港特別行政區政府公佈從2008–09年財政年度起利得稅稅率從17.5%減至16.5%，及於2007–08年評估的應付稅款作一次性扣減75%，上限為25,000元。此變更已在本集團的2008年中期財務報告內反映。

5. 綜合損益表內的所得税（續）

(iii) 根據中國企業所得税法（「新税法」），中國企業所得税標準税率為25%，於2008年1月1日起生效。此外，中國國務院於2007年12月26日通過實施細則（「實施細則」）列載現時優惠所得税税率將會如何調整至標準税率25%的詳情。根據實施細則，本集團某些國內附屬公司的所得税税率從2008年起於5年過度期內逐步變更為25%，此税率變更的影響已在本集團中期財務報告內反映。寬減税項的詳情在以下的附註披露。

(iv) 於2006年，一間附屬公司中粵馬口鐵其新的生產線獲得税務優惠 —— 自2006年開始首兩年為免税及第3至5年所得税率減半。根據中山市國家税務局的批覆，被視為中粵馬口鐵新的生產線的溢利的比例是根據中粵馬口鐵的總課税收入的40%來決定。但截至此中期財務報告發出之日，中粵馬口鐵仍未收到有關税務機構發出任何根據新税法的過渡安排的正式通知。有鑒於此，中粵馬口鐵採用了中國企業所得税標準税率25%來計提截至2008年6月30日止6個月的税務準備（2007年：10.8%）。當有關安排有定案時，多提的所得税準備將於日後期間調整。

(v) 中粵浦項為一間於2007年3月16日新税法通過前在中國成立的外商投資企業，該司申請自2008年可享有税務優惠 —— 首兩年為免税及第3至5年所得税率減半。中粵浦項從税務機關口頭通知知悉已得到其批准，但截至此中期財務報告發出之日，仍未收到任何正式的批准文件。董事相信中粵浦項可享有此税務優惠，因此，於本期內並無計提任何税項準備。

6. 股息

(a) 歸屬於期間的股息

	截至6月30日止6個月	
	2008年 **千元**	2007年 千元
於中期期間後宣佈派發之中期股息 每股普通股2.0仙（2007年6月30日：每股普通股2.0仙）	**18,112**	18,078

中期股息於結算日尚未確認為負債。

6. 股息(續)

(b) 於期間批准及派付歸屬於前一財政年度的股息

	截至6月30日止6個月	
	2008年	2007年
	千元	千元
於期間批准及派付歸屬於前一財政年度之末期股息每股普通股2.0仙(2007年6月30日:每股普通股2.0仙)(附註14)	**18,112**	18,072

7. 每股盈利

(a) 每股基本盈利

每股基本盈利是按本公司普通股股權持有人應佔溢利112,207,000元(2007年6月30日:118,207,000元)及於本期間已發行普通股加權平均數905,603,285股(2007年6月30日:903,335,329股)計算,有關股數計算如下:

普通股加權平均股數

	截至6月30日止6個月	
	2008年	2007年
	千股	千股
於1月1日已發行普通股	**905,603**	901,583
行使購股權的影響	**–**	1,752
於6月30日普通股加權平均數	**905,603**	903,335

(b) 每股攤薄盈利

截至2008年6月30日止6個月,由於潛在普通股並無任何攤薄影響,每股攤薄盈利的金額與每股基本盈利相同。

截至2007年6月30日止6個月,每股攤薄盈利是按本公司普通股股權持有人應佔溢利118,207,000元及根據本公司購股權計劃下所有具備潛在攤薄影響的普通股作調整得出的普通股加權平均數905,280,749股計算。

8. 固定資產

(a) 購置

於2008年6月30日止6個月,本集團購置物業、廠房及設備的總成本為70,236,000元(2007年6月30日:236,314,000元)。

(b) 投資物業

於2008年月6月30日,位於香港的投資物業是以公允價值列賬,其價值是由一所獨立測量師行:威格斯資產評估顧問有限公司(其部份員工為香港測量師學會會員)按公開市值基準重估。位於中國的投資物業是以公允價值列賬,其價值是由一所中國獨立估值師行:廣東財興資產評估土地房地產估價有限公司按公開市值基準重估。根據重估,收益2,049,000元(2007年6月30日:12,791,000元)及有關遞延税項463,000元(2007年6月30日:2,640,000元)已包括在綜合損益表中。

位於香港的投資物業已作抵押以取得480,000,000元銀行借款(附註13(a)(iv))。

(c) 租賃

本集團根據經營租賃租出投資物業。該等租賃初期為1至28年,期滿後可重新磋商所有條款後續期。該等租賃概無包括或然租金。

本集團持作經營租賃用途的投資物業的賬面值總額為277,320,000元(2007年12月31日:264,224,000元)。

9. 存貨

於綜合資產負債表內的存貨包括:

	於2008年 6月30日 千元	於2007年 12月31日 千元
原材料、零備件及消耗品	**275,723**	213,805
在產品	**22,116**	48,837
製成品	**190,367**	58,701
	488,206	321,343

根據管理層對存貨可變現淨值的評估,期內並無估計可變現淨值的存貨降值款額(2007年6月30日:零元)。

10. 業務及其他應收款項、訂金及預付款

包括在業務及其他應收款項、訂金及預付款中的業務應收賬款、應收票據及應收關連公司業務款項(減呆壞賬準備之淨額),以發票日期分類之賬齡分析如下:

	於2008年 6月30日 千元	於2007年 12月31日 千元
1個月內	**259,532**	131,793
1至3個月	**176,150**	158,685
超過3個月,但少於12個月	**82,122**	95,279
	517,804	385,757

於2008年及2007年6月30日止6個月,並沒有任何與業務及其他應收款項、訂金及預付款有關的重大的減值虧損被確認或回轉。

業務及其他應收款項、訂金及預付款包括與以下關連人士的結餘:

	於2008年 6月30日 千元	於2007年 12月31日 千元
應收聯營公司款項	**21,218**	—
應收關連公司款項(附註)	**22,630**	7,791

附註:金額為與一間非全資擁有的附屬公司的少數股東有關的公司之業務應收款項結餘。

與馬口鐵業務有關的業務應收款項及應收票據,本集團會對所有要求超過若干金額信貸的客戶進行信貸評估。業務應收款項通常從賬單日期起30日內到期,而從客戶收取由銀行簽發的應收票據到期日通常為3至6個月。而食品貿易業務的信貸期通常介乎1至2個月。鮮活商品經銷業務的信貸期通常少於1個月。根據本集團的物業租賃運作,租客通常要求預付租金。結餘到期超過1個月的債務人須全數償付未償還結餘後,方會獲授任何進一步的信貸。一般而言,本集團不會向其客戶收取抵押品。

11. 現金及現金等價物

現金及現金等價物的結餘分析如下:

	於2008年 6月30日 千元	於2007年 12月31日 千元
銀行定期存款	**210,346**	63,394
銀行存款及現金	**124,253**	83,615
於綜合資產負債表內現金及現金等價物	**334,599**	147,009
已抵押的銀行結餘	**(144,078)**	(55,900)
於簡明綜合現金流量表內的現金及現金等價物	**190,521**	91,109

12. 業務及其他應付款項

包括在業務及其他應付款項中的業務應付款項、應付票據及應付關連公司業務款項,其賬齡分析如下:

	於2008年 6月30日 千元	於2007年 12月31日 千元
1個月內或接獲通知時到期	**327,804**	225,451

業務及其他應付款項包括與以下關連人士的結餘:

	於2008年 6月30日 千元	於2007年 12月31日 千元
應付聯營公司款項	**21**	19
應付控股公司及同母系附屬公司款項	**23,282**	23,250
應付關連公司款項(附註)	**287,454**	130,352

附註:金額為與一間非全資擁有的附屬公司的少數股東有關的公司之業務應付款項結餘。

13. 借款

	附註	於2008年 6月30日 千元	於2007年 12月31日 千元
(a) 銀行借款			
一無抵押	(i)	**166,294**	281,720
一以應收票據作抵押	(ii)	**—**	168,988
一以銀行存款作抵押	(iii)	**123,749**	52,720
一以投資物業作抵押	(iv)	**480,000**	—
		770,043	503,428

於2008年6月30日，銀行借款須償還如下：

	於2008年 6月30日 千元	於2007年 12月31日 千元
1年內或接獲通知時到期	**364,738**	423,336
1年後但2年內	**194,122**	—
2年後但5年內	**211,183**	80,092
	405,305	80,092
	770,043	503,428

附註：

(i) 包括在無抵押銀行借款內有授予本集團一間非全資附屬公司中粵浦項的借款，賬面值為80,989,000元(2007年12月31日：80,043,000元)及85,305,000元(2007年12月31日：80,092,000元)分別由本集團的少數股東及本集團一附屬公司中粵馬口鐵提供擔保。

(ii) 於2007年12月31日，借款以賬面值為168,988,000元的應收票據作抵押。

(iii) 借款以銀行存款123,729,000元(2007年12月31日：50,571,000元)作抵押。

(iv) 此等借款由本公司作保證，並提供位於香港的投資物業作抵押。

此外，根據借款協議，倘本公司的直接控股公司粵海控股集團有限公司不再(i)直接或間接擁有本公司50%或以上的具投票權股本，或(ii)對本公司擁有實際之管理控制權，則貸款人可要求即時償還尚未償還借款及所有應計利息。

13. *借款（續）*

	於2008年6月30日 千元	於2007年12月31日 千元
(b) 直接控股公司借款	**21,216**	21,216

借款為無抵押，年息率按3個月香港銀行同業拆息加0.35%計算，並需於2008年12月31日償還。

	於2008年6月30日 千元	於2007年12月31日 千元
(c) 少數股東借款	**11,270**	–

借款向本集團一間非全資附屬公司提供，此借款為無抵押、免息及須於2008年12月31日償還。本集團亦按其股權比例向該非全資附屬公司提供11,730,000元借款。

14. *股本及儲備*

		歸屬予本公司股權持有人										
	附註	股本 千元	股份溢價 千元	資本儲備－購股權 千元	資本儲備－其他 千元	匯兌儲備 千元	特別資本儲備 千元	其他儲備 千元	保留溢利 千元	總額 千元	少數股東權益 千元	權益總額 千元
於2008年1月1日		452,802	4,423	2,881	657	112,180	107,440	6,428	614,693	1,301,504	87,743	1,389,247
換算海外附屬公司及聯營公司的財務報表所產生的匯兌差額		–	–	–	–	76,977	–	–	–	76,977	5,598	82,575
期內購股權失效（附註）		–	–	(437)	–	–	–	–	437	–	–	–
與前一年度有關已批准的股息	6(b)	–	–	–	–	–	–	–	(18,112)	(18,112)	–	(18,112)
本期溢利		–	–	–	–	–	–	–	112,207	112,207	14,027	126,234
於2008年6月30日		452,802	4,423	2,444	657	189,157	107,440	6,428	709,225	1,472,576	107,368	1,579,944

14. *股本及儲備(續)*

	附註	歸屬於本公司股權持有人 股本 千元	股份溢價 千元	資本儲備 －購股權 千元	資本儲備 －其他 千元	匯兌儲備 千元	特別資本 儲備 千元	其他儲備 千元	保留溢利 千元	總額 千元	少數 股東權益 千元	權益總額 千元
於2007年1月1日		450,792	–	3,376	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911
換算海外附屬公司及聯營公司的財務報表所產生的匯兌差額		–	–	–	–	29,771	–	–	–	29,771	637	30,408
行使購股權		1,160	2,510	–	–	–	–	–	–	3,670	–	3,670
收購少數股東		–	–	–	–	–	–	–	–	–	(37,642)	(37,642)
少數股東出資		–	–	–	–	–	–	–	–	–	79,962	79,962
與前一年度有關已批准的股息	6(b)	–	–	–	–	–	–	–	(18,072)	(18,072)	–	(18,072)
本期溢利		–	–	–	–	–	–	–	118,207	118,207	(323)	117,884
於2007年6月30日		451,952	2,510	3,376	657	67,720	107,440	3,523	569,667	1,206,845	80,276	1,287,121

附註:股權結算以股份為基礎的交易

於截至2008年6月30日止6個月,並無購股權被行使(2007年6月30日:2,320,000份)。此外,有1,500,000份(2007年6月30日:1,500,000份)購股權失效。

於2008年6月30日,未行使購股權總數為12,950,000份(2007年12月31日:14,450,000份)及加權平均行使價為1.633元(2007年12月31日:1.636元)。

15. *退休福利計劃*

本集團根據香港強制性公積金計劃條例,為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃(「強積金計劃」)。強積金計劃的資產與本集團的資產分開持有,並由一名獨立受託人管理。根據強積金計劃,本集團及其僱員各自須按僱員的有關收入的5%向計劃作出供款,而供款以每月有關收入20,000元為上限(「上限」)。超出上限的款額乃為僱主及僱員作為強積金計劃的自願性供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團於香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至2008年6月30日止6個月,計入綜合損益表的本集團供款達3,990,000元(2007年6月30日:2,197,000元)。本期間退還的沒收供款為零元(2007年6月30日:23,000元)。

16. 承擔

(a) 於2008年6月30日，未償付而又未在中期財務報告內提撥準備的資本承擔如下：

	於2008年6月30日 千元	於2007年12月31日 千元
已訂約	**5,869**	36,016
已授權但未訂約	**3,651**	11,827
	9,520	47,843

(b) 於2008年6月30日，根據不可解除的物業經營租賃在日後應付的最低租賃款項總數如下：

	於2008年6月30日 千元	於2007年12月31日 千元
1年內	**2,369**	2,142
1年後但5年內	**269**	936
	2,638	3,078

本集團根據經營租賃租用多項物業。租賃初期為期1至3年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於2008年6月30日，本公司已承諾提供6,489,000元（於2007年12月31日：6,489,000元）資金予本集團一間聯營公司。

17. 重大關連方交易

除在此中期財務報告的其他部份所披露外，本集團進行以下重大的關連方交易：

(a) *與關連方的交易：*

	截至6月30日止6個月	
	2008年	2007年
	千元	千元
銷售貨品予關連公司(附註)	**140,222**	–
採購貨品自：		
一聯營公司	**1,410**	496
一關連公司(附註)	**737,995**	294,424
向關連公司購入固定資產及相關技術諮詢服務(附註)	**–**	139,617
應付關連公司擔保費(附註)	**414**	–
提供水電及租賃服務予同母系附屬公司	**–**	815
支付直接控股公司保養費	**115**	115

附註：關連公司是指一間非全資擁有附屬公司的少數股東 —— 株式會社POSCO及其附屬公司。

17. 重大關連方交易(續)

(b) 與中國其他國有企業的交易

本集團為國有企業及現時在與中國政府直接或間接控制的企業所支配(「國有企業」)(通過其政府機關、機構、附屬及其他組織)的經濟體制中營運。

除此中期財務報告的其他部份所披露的交易外,本集團亦與其他國有企業進行包括但不限於以下的業務活動:

- 銷售和採購商品和輔助原料;
- 提供及接受勞務;
- 資產租賃;
- 購入物業、廠房及設備;及
- 籌借資金。

本集團在日常業務過程中進行這些交易,這些交易的條款可比得上其他非國有企業交易的條款。本集團對採購及銷售商品和服務已制定其購買、價格策略及審批程序。此購買、價格策略及審批程序並不取決於對方是否國有企業。

董事已考慮關連方關係所影響的潛在交易、企業的價格策略、購買及審批程序及了解在中期財務報告內交易的潛在影響所需要的資料,並認為沒有其他的交易需披露為關連方交易。

(c) 主要管理人員酬金

主要管理人員(包括本公司董事的金額)的酬金如下:

	截至6月30日止6個月	
	2008年	2007年
	千元	千元
短期僱員福利	**2,487**	1,450
離職福利	**209**	263
	2,696	1,713

18. 已頒佈但尚未於截至2008年12月31日止年度會計期間生效的修訂、新準則及詮釋可能構成的影響

截至此中期財務報告刊發日期，香港會計師公會已頒佈以下修訂、新準則及詮釋，但尚未於截至2008年12月31日止會計期間生效及尚未於此中期財務報告採納。

本集團現正評估該等修訂、新準則及新詮釋在首次應用期間的影響。到目前為止，本集團認為採納該等修訂、新準則及新詮釋對本集團的經營業績及財務狀況構成重大影響的可能性不大。

此外，以下發展可能導致需於本集團的中期財務報告中作出全新的或經修訂的披露：

		於以下日期或以後開始的會計期間生效
香港財務報告準則第8號	經營分類	2009年1月1日
香港會計準則第23號(經修訂)	借貸成本	2009年1月1日

董事的證券權益及淡倉

於2008年6月30日，本公司董事及最高行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券的權益及淡倉而須(i)根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例董事及最高行政人員被當作或視為擁有之權益及淡倉)知會本公司及香港聯合交易所有限公司(「香港聯交所」)；(ii)載入本公司根據證券及期貨條例第352條存置的登記冊中；或(iii)根據於《香港聯交所證券上市規則》(「上市規則」)附錄十所載的《上市公司董事進行證券交易的標準守則》(「標準守則」)知會本公司及香港聯交所如下：

於本公司之權益及淡倉

(i) 於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數 (附註)
梁江	個人	380,000	好倉	0.042%
李力	個人	1,577,000	好倉	0.174%
Gerard Joseph McMahon	個人	100,000	好倉	0.011%
譚惠珠	個人	200,000	好倉	0.022%

附註：持有權益百分比約數乃按於2008年6月30日本公司之已發行股份905,603,285股普通股為計算基準。

(ii) 於普通股購股權的權益

董事姓名	購股權授出日期#	於2008年1月1日持有購股權數目	行使購股權之期限*	授出購股權之總代價	行使購股權時須支付之每股價格	期內之購股權數目 已行使	已失效	已註銷	於2008年6月30日持有購股權數目	股價 於購股權授出日**	於購股權行使日**
	(日.月.年)	(千份)	(日.月.年)	(港元)	(港元)	(千份)	(千份)	(千份)	(千份)	(港元)	(港元)
梁江	09.03.06	2,000	09.06.06 – 08.03.16	1	1.660	–	–	–	2,000	1.610	–
譚云標	06.02.04***	1,500	06.05.04 – 05.05.09	10	1.582	–	–	–	1,500	0.155	–
	09.03.06	2,000	09.06.06 – 08.03.16	1	1.660	–	–	–	2,000	1.610	–
趙富力 (於2008年9月12日辭任)	09.03.06	200	09.06.06 – 08.03.16	1	1.660	–	–	–	200	1.610	–
羅蕃郁	09.03.06	200	09.06.06 – 08.03.16	1	1.660	–	–	–	200	1.610	–
Gerard Joseph McMahon	09.03.06	200	09.06.06 – 08.03.16	1	1.660	–	–	–	200	1.610	–
李嘉強	09.03.06	200	09.06.06 – 08.03.16	1	1.660	–	–	–	200	1.610	–

購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* *倘任何購股權行使期的最後一日並非香港營業日,購股權行使期將於該日前之營業日的營業時間結束時終止。*

** *所披露之「購股權授出日股價」及「購股權行使日股價」,乃分別於緊接購股權授出日之前一個交易日及於緊接購股權獲行使日之前一個交易日,本公司普通股股份於香港聯交所所報之收市價。*

*** *於2004年2月6日授出但尚未獲行使的購股權數目及行使價格已因應本公司於2005年12月19日生效的普通股股份合併而作出調整。*

於粵海投資有限公司的權益及淡倉

於普通股股份的權益

董事姓名	權益類別/權益性質	持有普通股數目	好倉/淡倉	持有權益百分比約數
				(附註)
侯卓冰	個人	32,000	好倉	0.001%

附註:持有權益百分比約數乃按於2008年6月30日粵海投資有限公司之已發行股份6,152,388,071股普通股為計算基準。

於金威啤酒集團有限公司的權益及淡倉

於普通股股份的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數
				（附註）
羅蕃郁	個人	86,444	好倉	0.005%

附註：持有權益百分比約數乃按於2008年6月30日金威啤酒集團有限公司之已發行股份1,707,306,546股普通股為計算基準。

於粵海制革有限公司的權益及淡倉

於普通股股份的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數
				（附註）
羅蕃郁	個人	70,000	好倉	0.013%

附註：持有權益百分比約數乃按於2008年6月30日粵海制革有限公司之已發行股份537,504,000股普通股為計算基準。

除上述所披露者外及由董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於2008年6月30日，本公司的董事或最高行政人員概無於本公司及其相聯法團（定義見證券及期貨條例第XV部）的股份、相關股份或債券的權益或淡倉而須：(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例董事及最高行政人員被當作或視為擁有的權益及淡倉）知會本公司及香港聯交所；(ii)載入本公司根據證券及期貨條例第352條存置的登記冊；或(iii)根據標準守則知會本公司及香港聯交所。

除上述所披露者外，本公司、其控股公司或其任何附屬公司或相聯法團並無於期內作為任何安排的一方使董事或彼等之配偶或18歲以下子女，藉著透過收購本公司或其他股份或債券而取得利益。

主要股東權益

於2008年6月30日，據本公司任何董事及最高行政人員所知，下列人士(本公司董事及最高行政人員除外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或須載入本公司根據證券及期貨條例第336條置存之登記冊中的權益或淡倉：

股東名稱	實益持有之普通股數目	好倉／淡倉	持有權益百分比約數 *(附註1)*
廣東粵海控股有限公司(「粵海控股」)*(附註2)*	536,380,868	好倉	59.23%
粵海控股集團有限公司(「香港粵海」)	536,380,868	好倉	59.23%

附註：

1. *持有權益百分比約數乃按於2008年6月30日本公司之已發行股份905,603,285股普通股為計算基準。*

2. *粵海控股於本公司之應佔權益乃透過其於香港粵海之100%直接權益持有。*

除上述所披露者外，據本公司董事及最高行政人員所知，概無其他人士(本公司董事及最高行政人員除外)於2008年6月30日擁有根據證券及期貨條例第XV部第2及3分部須向本公司披露或須載入本公司根據證券及期貨條例第336條置存之登記冊中的權益或淡倉。

購股權計劃

於2004年6月11日，本公司採納新購股權計劃(「2004年購股權計劃」)使本公司能吸引、挽留及推動優秀及有才華的參與者為本集團作出貢獻。同日，本公司亦終止於2001年8月24日採納之購股權計劃(「2001年購股權計劃」)。在2004年6月11日前根據2001年購股權計劃已授出的購股權仍然有效直至失效為止。

期內，根據2004年購股權計劃已授出的購股權當中，有1,500,000份購股權已告失效，本公司並無根據2004年購股權計劃授出購股權。

期內，根據2001年購股權計劃已授出的購股權當中，並無購股權獲行使。於2008年6月30日，本公司尚有仍未行使的購股權可分別根據2001年及2004年購股權計劃認購4,500,000股和8,450,000股本公司股份。

於2008年6月30日，除於「董事的證券權益及淡倉」一節所披露者外，尚有根據2001年及2004年購股權計劃授出之下列購股權。各份購股權均賦予持有人權利可認購一股本公司每股面值 0.5港元之股份。

類別	購股權授出日期#	於2008年1月1日持有購股權數目	行使購股權之期限*	授出購股權之總代價	行使購股權時須支付之每股價格	期內之購股權數目 已行使	已失效	已註銷	於2008年6月30日持有購股權數目	股價 於購股權授出日**	於購股權行使日**
	(日.月.年)	(千份)	(日.月.年)	(港元)	(港元)	(千份)	(千份)	(千份)	(千份)	(港元)	(港元)
前董事	09.03.06	300	09.06.06 – 08.03.16	1	1.660	–	–	–	300	1.610	–
僱員及其他參與者	06.02.04***	3,000	06.05.04 – 05.05.09	10	1.582	–	–	–	3,000	0.155	–
	09.03.06	4,850	09.06.06 – 08.03.16	1	1.660	–	1,500	–	3,350	1.610	–

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* 倘任何購股權行使期的最後一日並非香港營業日,購股權行使期將於該日前之營業日的營業時間結束時終止。

** 所披露之「購股權授出日股價」及「購股權行使日股價」,乃分別於緊接購股權授出日之前一個交易日及於緊接購股權獲行使日之前一個交易日,本公司普通股股份於香港聯交所所報之收市價。

*** 於2004年2月6日授出但尚未獲行使的購股權數目及行使價格已因應本公司於2005年12月19日生效的普通股股份合併而作出調整。

企業管治及其他資料

企業管治常規守則

本公司於截至2008年6月30日止6個月內,一直採納上市規則附錄十四所載之《企業管治常規守則》(「管治常規守則」)之原則,並遵守管治常規守則之守則條文。

董事進行證券交易的標準守則

本公司已採納上市規則附錄十所載之標準守則作為董事進行證券交易之操守守則。經本公司向所有董事作出具體查詢後,所有董事確認彼等於截至2008年6月30日止6個月內均已遵守標準守則所載之規定標準。

審核委員會

本公司於1999年成立審核委員會(「審核委員會」),其職權範圍符合管治常規守則。審核委員會成員由三位獨立非執行董事Gerard Joseph McMahon先生(審核委員會主席)、譚惠珠小姐及李嘉強先生組成。審核委員會之主要職責包括審閱本公司之財務報告是否完整、準確及公平,並檢討本集團的內部監控及風險管理制度。

審核委員會定期舉行會議,於截至2008年6月30日止6個月內共舉行過三次會議。

薪酬委員會

本公司於1999年成立薪酬委員會(「薪酬委員會」),其職權範圍符合管治常規守則。薪酬委員會成員由董事會主席梁江先生、執行董事兼總經理譚云標先生及三位獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生(薪酬委員會主席)組成。薪酬委員會之主要職責包括就本公司董事及高級管理人員的薪酬政策向董事會提出建議、釐定執行董事及高級管理人員的薪酬待遇、檢討及批准按表現而釐定的薪酬及就喪失或終止職務有關的賠償。

於截至2008年6月30日止6個月內,薪酬委員會舉行過兩次會議研究有關事宜。

提名委員會

本公司於2005年成立提名委員會(「提名委員會」),其職權範圍符合管治常規守則。提名委員會成員由董事會主席梁江先生(亦為提名委員會主席)及三位獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成。提名委員會之主要職責包括負責物色合資格人選成為董事會成員,並就董事委任及重新委任向董事會提出推薦建議。

於截至2008年6月30日止6個月內,提名委員會舉行過一次會議研究有關事宜。

審閱中期業績

審核委員會已審閱本集團截至2008年6月30日止6個月之未經審核中期財務報告及中期報告。此外,本公司之核數師畢馬威會計師事務所已審閱上述未經審核中期財務報告。

購買、出售及贖回上市證券

於截至2008年6月30日止6個月內,本公司或其任何附屬公司並無購買、出售或贖回本公司任何於香港聯交所上市的證券。

根據上市規則第13.21條作出之披露

於2008年1月25日,本公司的全資附屬公司與兩間銀行(「貸款人」)訂立了融資協議(「貸款協議」),獲得本金額最高達480,000,000港元之有期貸款融資。根據貸款協議,倘香港粵海不再(i)直接或間接擁有本公司50%或以上的具投票權股本,或(ii)對本公司擁有實際之管理控制權,則貸款人可要求即時償還尚未償還之借款及應計利息。

除上文披露者外,本公司概無任何根據上市規則第13.21條之其他披露責任。

中期股息

董事會宣佈就截至2008年6月30日止6個月派發中期股息每股2.0港仙(截至2007年6月30日止6個月:每股2.0港仙)。中期股息將於2008年10月20日派發予2008年10月3日名列本公司股東名冊之股東。

暫停辦理股份過户登記

本公司將於2008年10月2日及2008年10月3日暫停辦理股份過戶登記手續。欲獲派發中期股息之股東,必須於2008年9月30日下午4時30分前將所有過戶文件連同有關股票送交本公司之股份過戶登記處香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

承董事會命
主席
梁江

香港,2008年9月12日

GUANGNAN (HOLDINGS) LIMITED

Interim Report 2008

Contents

Corporate Information

(As at 12 September 2008)

Board of Directors

Executive Directors

LIANG Jiang *(Chairman)*
LI Li *(Deputy Chairman)*
TAN Yunbiao *(General Manager)*
SUNG Hem Kuen *(Chief Financial Officer)*

Non-Executive Directors

LUO Fanyu
HOU Zhuobing

Independent Non-Executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Qualified Accountant

SUNG Hem Kuen

Company Secretary

SUNG Hem Kuen

Registered Office

22/F., Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong
Telephone: (852) 2828 3938
Facsimile: (852) 2583 9288
Website: http://www.gdguangnan.com

Auditors

KPMG

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited
Industrial and Commercial Bank of China Limited, Zhongshan Branch
Bank of China Limited, Zhongshan Branch
China Construction Bank Corporation, Zhongshan Branch
The Agricultural Bank of China, Qinhuangdao Branch
Industrial and Commercial Bank of China Limited, Qinhuangdao Branch

Share Registrar

Computershare Hong Kong Investor Services Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

Share Information

Place of Listing	Main Board of The Stock Exchange of Hong Kong Limited
Stock Code	1203
Board lot	2,000 shares
Financial year end	31 December

Shareholders' Calendar

Closure of Register of Members	2 October 2008 and 3 October 2008
Interim Dividend	HK2.0 cents per share
Payment Date	20 October 2008

Financial Highlights

(Expressed in Hong Kong dollars)

Unaudited financial highlights

	Six months ended 30 June		
	2008 $'000	2007 $'000	Change
Turnover	**1,374,163**	688,733	+99.5%
Profit from operations	**140,092**	59,106	+137.0%
Profit attributable to shareholders	**112,207**	118,207	-5.1%
Basic earnings per share	**12.39 cents**	13.09 cents	-5.3%
Interim dividend per share	**2.0 cents**	2.0 cents	—

	At 30 June 2008 $'000	At 31 December 2007 $'000	Change
Total assets	**3,001,229**	2,357,589	+27.3%
Shareholders' equity	**1,472,576**	1,301,504	+13.1%

Business Review, Management Discussion and Analysis, Prospects and Other Information

Results

For the first half of 2008, the Group's results were satisfactory. The unaudited consolidated profit attributable to shareholders of the Company was HK$112,207,000, representing a decrease of 5.1% from HK$118,207,000 of the corresponding period last year. However, the profit from operations for the first half of 2008 which excludes non-operating income and valuation gains on investment properties was HK$140,092,000, representing an increase of 137.0% from HK$59,106,000 of the corresponding period last year. Basic earnings per share was HK12.39 cents, a decrease of 5.3% from HK13.09 cents of the corresponding period last year.

Interim Dividend

The Board declares the payment of an interim dividend for the six months ended 30 June 2008 of HK2.0 cents per share (six months ended 30 June 2007: HK2.0 cents per share).

Business Review

During the period under review, all business segments of the Group developed at an accelerated pace. The Group's consolidated turnover was HK$1,374,163,000, representing an increase of HK$685,430,000, or 99.5%, from HK$688,733,000 of the corresponding period last year. Such increase was mainly attributable to the growth in the tinplating business. The black-plate manufacturing plant, with the production capacity of 150,000 tonnes per annum, commenced production at the beginning of last year and provided steady supply of black-plates, the major raw material for the production of tinplates. Moreover, the tinplating plant with a production capacity of 250,000 tonnes tinplates per annum established in Qinhuangdao City in Hebei Province jointly by the Group and POSCO Co., Ltd. ("POSCO"), an internationally renowned steel enterprise, commenced production in February 2008, raising the Group's production capacity of tinplates from 200,000 tonnes in 2007 to the current level of 450,000 tonnes, reaching a higher rung of the ladder in terms of its scale. On the other hand, as the business of distribution of live pigs was successfully embarked upon in December 2007, the live and fresh foodstuffs segment has become a new source of growth for the Group.

Tinplating

As at 30 June 2008, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") is a wholly-owned subsidiary of the Company. The Company holds 66% interests in Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") while the remaining 34% is held by POSCO.

During the first half of 2008, the tinplate production and sales volume of the Group were 160,976 tonnes and 143,806 tonnes, an increase of 84.0% and 62.0% respectively compared with the corresponding period last year. Turnover was HK$1,255,926,000, representing an increase of 102.9% compared with the corresponding period last year. Operating profit was HK$74,659,000, an increase of HK$29,794,000, or 66.4% compared with the corresponding period last year. The tinplating business made the greatest profit contribution to the Group, with its turnover and operating profit accounting for 91.4% and 53.3% of the Group's turnover and operating profit respectively. Despite the rapid increase of steel prices within a short period of time resulting from the significant rise in prices of raw materials including iron ore during the period, the Group maintained a stable gross profit margin amid significant growth in sales volume through its flexible market strategy and effective cost control.

After the tinplating plant, established jointly by the Group and POSCO in Qinhuangdao City in Hebei Province, commenced production in February 2008, the strategic deployment of two major tinplating production bases in the northern and southern regions was basically completed, contributing to a substantial increase in both the production and export sales of high-end products. Meanwhile, the quality and quantity of products produced by the black-plate manufacturing plant situated in Zhongshan also enhanced continuously, providing a stable source of raw materials, black-plates, for the production of tinplates as well as helping the Group to control product costs and penetrate the tinplating sub-markets on a full scale.

Fresh & Live Foodstuffs

During the first half of 2008, turnover of the fresh and live foodstuffs business amounted to HK$105,506,000, representing an increase of HK$49,116,000 or 87.1% as compared with the corresponding period last year. An operating profit of HK$42,851,000, which was an increase of HK$31,360,000 or 272.9% from the corresponding period last year, was realized primarily due to the embarkation of live pigs distribution since December 2007. Notwithstanding fierce market competition and limitations such as insufficient enclosure spaces, the business grew healthily on the back of the tremendous vibrancy of our operations team and the strong support from predominant suppliers.

Property Leasing

The Group's leasing properties include the plant and staff dormitory of Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai"), and the office building in Hong Kong.

In the first half of 2008, the total turnover from property leasing business was HK$12,731,000, a decrease of 4.3% compared with the corresponding period last year. Profit from operations of leasing properties was HK$9,214,000, representing an increase of 1.7% as compared with the corresponding period last year.

Associates

During the first half of 2008, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), a major associate of the Group, recorded a sales volume of 198,679 tonnes of corn starch, its major products, representing an increase of 5.1% compared with the corresponding period last year. Turnover of Yellow Dragon amounted to HK$768,112,000, a growth of 27.2% compared with the corresponding period last year while profit attributable to shareholders amounted to HK$48,273,000, an increase of HK$14,233,000 or 41.8%.

Financial Position

As at 30 June 2008, the Group's total assets and total liabilities amounted to HK$3,001,229,000 and HK$1,421,285,000, representing an increase of HK$643,640,000 and HK$452,943,000 respectively compared with the positions at the end of 2007. The net current assets increased from HK$62,478,000 at the end of 2007 to HK$468,431,000 and the current ratio (current assets divided by current liabilities) increased from 1.07 as at the end of 2007 to 1.47.

Liquidity and Financial Resources

As at 30 June 2008, the Group maintained cash and cash equivalent balances of HK$334,599,000, including pledged bank balance of HK$144,078,000. An amount of HK$281,988,000 was denominated in Renminbi and HK$17,834,000 was denominated in United States ("US") dollars while the remaining balance was denominated in Hong Kong dollars. Cash and cash equivalent balances increased by 127.6% from the end of the 2007.

As at 30 June 2008, the Group's borrowings comprise 1) bank borrowings of HK$770,043,000 (31 December 2007: HK$503,428,000), of which HK$166,294,000 (31 December 2007: HK$281,720,000) is unsecured, HK$Nil (31 December 2007: HK$168,988,000) is secured by bills receivable, HK$480,000,000 (31 December 2007: HK$Nil) is secured by investment properties in Hong Kong and HK$123,749,000 (31 December 2007: HK$52,720,000) is secured by bank deposits of HK$123,729,000 (31 December 2007: HK$50,571,000); 2) a loan from immediate holding company of HK$21,216,000 (31 December 2007: HK$21,216,000); and 3) loans from minority shareholder of HK$11,270,000 (31 December 2007: HK$Nil). 49.5% of the Group's borrowings (31 December 2007: 84.7%) is repayable within one year, and the remaining balance is repayable within three years. All the borrowings were subject to an annual interest rate of 2.02% to 11.77% (2007: 2.10% to 6.72%). 10.6% and 10.1% of the Group's borrowings were guaranteed by a subsidiary of the Group and by the minority shareholder of the Group's non-wholly owned subsidiary, respectively.

The Group's gearing ratio, calculated by dividing the net borrowings (being borrowings less cash and cash equivalents) of the Group by total equity attributable to equity shareholders of the Company, was 31.8% (31 December 2007: 29.0%). The increase was primarily due to the funding requirements for the development of the Group's tinplating business.

As at 30 June 2008, the Group's total available banking facilities amounted to HK$1,184,898,000, of which HK$816,173,000 was utilised banking facilities and HK$368,725,000 was unutilised. 19.2% of the Group's banking facilities was guaranteed by a subsidiary of the Group and by the minority shareholder of the Group's non-wholly owned subsidiary, while 40.5% of the Group's banking facilities was guaranteed by the Company which also provided the investment properties situated in Hong Kong as collateral. The cash reserve and available facilities, as well as the steady cash flow from operations, were sufficient to meet the Group's debt obligations and business operations.

On 25 January 2008, the Group entered into a facility agreement (the "Loan Agreement") with Industrial and Commercial Bank of China (Asia) Limited and The Hongkong and Shanghai Banking Corporation Limited. Pursuant to the Loan Agreement, a secured loan facility in the amount of HK$480,000,000 for a term of 3 years was made available to the Group's drawdown. The loan is interest-bearing at floating rates to fund the general corporate financing requirements of the Group. The loan fully reflected the banks' confidence and recognition of the credit standing and prospects of the Group.

Charge on Assets

As at 30 June 2008, certain assets of the Group with an aggregate carrying value of HK$248,978,000 (31 December 2007: HK$224,888,000) were pledged to secure loans and banking facilities of the Group.

Exchange Rate and Interest Rate Exposures

The majority of the Group's business operations is in the PRC and Hong Kong. During the period, the exchange rates of Hong Kong dollars and US dollars were relatively stable without causing any material risk of exchange rate to the Group; as to the impact from the appreciation of Renminbi against US dollars, since majority of the Group's sales are settled in Renminbi, whereas the purchases are mainly made in Renminbi or US dollars, the Group does not have material exposure to foreign exchange.

The majority of the Group's borrowings bears interests at floating rates. The management pays attention to variations in interest rates. In respect of unforeseen fluctuations of exchange rates, the Group will adopt hedging instruments to hedge the exposure as and when necessary. As at 30 June 2008, there were forward foreign exchange contracts entered into by the Group to hedge certain foreign currencies loans which amounted to US$11,942,000 and JPY416,371,000 (equivalent to HK$123,749,000 in aggregate) (31 December 2007: US$3,022,000 and JPY416,371,000 (equivalent to HK$52,720,000 in aggregate)). Except for these borrowings, other borrowings are denominated in the functional currency of the entity taking out the loans or, in US dollars. In view of the anticipated appreciation of Renminbi against US dollars, management does not consider the currency risk to be significant.

Employees and Remuneration Policies

As at 30 June 2008, the Group had a total of 1,148 full-time employees, an increase of 106 from the end of 2007. 71 of the employees were based in Hong Kong and 1,077 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions, and individual performance with reference to the prevailing industry practices. In 2008, the Group continued to implement control on the headcount, organization structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operation and profit after taxation. In addition, bonus will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Group has also adopted a share option scheme to encourage excellent participants to keep up with their contribution to the Group.

Prospects

Although the uncertainties of global and domestic economic trend have increased, the global and domestic market demand for tinplates is still growing. After years of strenuous efforts, the Group has made remarkable progress in its major business segment, tinplating, by enhancing its production scale, supply of raw materials and expansion into the international market. Going forward, the Group will seek to further enhance quality control of its products, foster development of new products and new applications, and promote environmental friendliness exemplified in the course of its production. Leveraging on the aforesaid efforts and the healthy development of our fresh and live foodstuffs business, the operating results of the Group is expected to experience further increase.

INDEPENDENT REVIEW REPORT
TO THE BOARD OF DIRECTORS OF GUANGNAN (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)

Introduction

We have reviewed the interim financial report set out on pages 9 to 31 which comprises the consolidated balance sheet of Guangnan (Holdings) Limited as of 30 June 2008 and the related consolidated statements of income, and changes in equity and condensed consolidated statement of cash flows for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial report in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2008 is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim financial reporting".

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

12 September 2008

Consolidated Income Statement

for the six months ended 30 June 2008 — unaudited
(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June 2008 $'000	2007 $'000
Turnover	2	**1,374,163**	688,733
Cost of sales		**(1,217,900)**	(600,350)
Gross profit		**156,263**	88,383
Other revenue	3	**8,387**	9,605
Other net income	3	**40,408**	3,366
Distribution costs		**(23,333)**	(12,260)
Administrative expenses		**(37,580)**	(24,418)
Other operating expenses		**(4,053)**	(5,570)
Profit from operations		**140,092**	59,106
Non-operating income	4(a)	**—**	40,021
Valuation gains on investment properties		**2,049**	12,791
Finance costs	4(b)	**(15,071)**	(4,097)
Share of profits less losses of associates		**19,106**	13,463
Profit before taxation	4	**146,176**	121,284
Income tax	5	**(19,942)**	(3,400)
Profit for the period		**126,234**	117,884
Attributable to:			
Equity shareholders of the Company		**112,207**	118,207
Minority interests		**14,027**	(323)
Profit for the period		**126,234**	117,884
Dividends payable to equity shareholders of the Company attributable to the period:			
Interim dividend declared after the balance sheet date	6	**18,112**	18,078
Earnings per share			
Basic	7(a)	**12.39 cents**	13.09 cents
Diluted	7(b)	**12.39 cents**	13.06 cents

The notes on pages 14 to 31 form part of this interim financial report.

Consolidated Balance Sheet

at 30 June 2008 — unaudited
(Expressed in Hong Kong dollars)

	Note	At 30 June 2008 $'000	At 31 December 2007 $'000
Non-current assets			
Fixed assets			
— Investment properties		**277,320**	264,224
— Other property, plant and equipment		**944,980**	858,560
— Interest in leasehold land held for own use under operating leases		**109,535**	107,100
	8	**1,331,835**	1,229,884
Interest in associates		**210,421**	199,010
		1,542,256	1,428,894
Current assets			
Trading securities		**4,894**	6,399
Inventories	*9*	**488,206**	321,343
Trade and other receivables, deposits and prepayments	*10*	**630,818**	453,488
Current taxation recoverable		**456**	456
Cash and cash equivalents	*11*	**334,599**	147,009
		1,458,973	928,695
Current liabilities			
Trade and other payables	*12*	**571,155**	401,731
Bank loans	*13(a)*	**364,738**	423,336
Loan from immediate holding company	*13(b)*	**21,216**	21,216
Loans from minority shareholder	*13(c)*	**11,270**	—
Current taxation payable		**22,163**	19,934
		990,542	866,217
Net current assets		**468,431**	62,478
Total assets less current liabilities		**2,010,687**	1,491,372

	Note	At 30 June 2008 $'000	At 31 December 2007 $'000
Non-current liabilities			
Bank loans	*13(a)*	**405,305**	80,092
Deferred tax liabilities		**25,438**	22,033
		430,743	102,125
Net assets		**1,579,944**	1,389,247
Capital and reserves	*14*		
Share capital		**452,802**	452,802
Reserves		**1,019,774**	848,702
Total equity attributable to equity shareholders of the Company		**1,472,576**	1,301,504
Minority interests	*14*	**107,368**	87,743
Total equity		**1,579,944**	1,389,247

The notes on pages 14 to 31 form part of this interim financial report.

Consolidated Statement of Changes in Equity

for the six months ended 30 June 2008 — unaudited
(Expressed in Hong Kong dollars)

	Six months ended 30 June			
	2008		2007	
	$'000	$'000	$'000	$'000
Total equity at 1 January:				
Attributable to equity shareholders of the Company	**1,301,504**		1,073,269	
Minority interests	**87,743**		37,642	
At 1 January		**1,389,247**		1,110,911
Net income for the period recognised directly in equity:				
Exchange differences on translation of financial statements of subsidiaries and associates outside Hong Kong		**82,575**		30,408
Net profit for the period		**126,234**		117,884
Total recognised income and expenses for the period		**208,809**		148,292
Attributable to:				
— Equity shareholders of the Company	**189,184**		147,978	
— Minority interests	**19,625**		314	
	208,809		148,292	
Dividends approved in respect of the previous year		**(18,112)**		(18,072)
Acquisition of minority interests		**—**		(37,642)
Movements in equity arising from capital transactions:				
Capital contributions by minority shareholders	**—**		79,962	
Exercise of share options	**—**		3,670	
		—		83,632
Total equity at 30 June		**1,579,944**		1,287,121

The notes on pages 14 to 31 form part of this interim financial report.

Condensed Consolidated Cash Flow Statement

for the six months ended 30 June 2008 — unaudited
(Expressed in Hong Kong dollars)

	Note	Six months ended 30 June 2008 $'000	2007 $'000
Cash generated from/(used in) operations		**10,016**	(69,175)
Tax paid		**(15,773)**	(6,909)
Net cash used in operating activities		**(5,757)**	(76,084)
Net cash used in investing activities		**(64,858)**	(127,349)
Net cash generated from financing activities		**163,981**	211,212
Increase in cash and cash equivalents		**93,366**	7,779
Cash and cash equivalents at 1 January	*11*	**91,109**	157,737
Effect of foreign exchange rates changes		**6,046**	1,379
Cash and cash equivalents at 30 June	*11*	**190,521**	166,895

The notes on pages 14 to 31 form part of this interim financial report.

(Expressed in Hong Kong dollars)

1. *Basis of preparation*

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34, Interim financial reporting, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). It was authorised for issuance on 12 September 2008.

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2007 annual financial statements.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2007 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs").

The interim financial report is unaudited, but has been reviewed by the Audit Committee of the Company and by the auditors, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, Review of interim financial information performed by the independent auditor of the entity, issued by the HKICPA. KPMG's independent review report to the Board of Directors is included on page 8.

The financial information relating to the financial year ended 31 December 2007 that is included in the interim financial report as being previously reported information does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the year ended 31 December 2007 are available from the Company's registered office. The auditors have expressed an unqualified opinion on those financial statements in their report dated 16 April 2008.

2. *Turnover and segment reporting*

The Group's primary format for reporting segment information is business segments. Revenue from external customers (turnover) represents the sales value of goods supplied to customers, commission income from foodstuffs distribution and rental income.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tinplate and related products which are used as packaging materials for the food processing manufacturers
Fresh and live foodstuffs	:	Distribution, purchase and sales of fresh and live foodstuffs
Property leasing	:	Leasing of properties to generate rental income

	Tinplating $'000	Fresh and live foodstuffs $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
	(Note(i))	*(Note(ii))*				
Six months ended 30 June 2008						
Revenue from external customers	1,255,926	105,506	12,731	—	—	1,374,163
Inter-segment revenue	—	—	87	(87)	—	—
Other revenue from external customers	7,418	757	34	—	60	8,269
Total	1,263,344	106,263	12,852	(87)	60	1,382,432
Segment result	74,659	42,851	9,214			126,724
Unallocated operating income and expenses						13,368
Profit from operations						140,092
Share of profits less losses of associates	—	—	—	—	19,106	19,106
Valuation gains on investment properties	—	—	2,049	—	—	2,049
Finance costs						(15,071)
Profit before taxation						146,176

2. *Turnover and segment reporting (continued)*

Business segments (continued)

	Tinplating $'000	Fresh and live foodstuffs $'000	Property leasing $'000	Inter-segment elimination $'000	Unallocated $'000	Consolidated $'000
	(Note(i))	*(Note(ii))*				
Six months ended 30 June 2007						
Revenue from external customers	619,034	56,390	13,309	—	—	688,733
Inter-segment revenue	—	—	119	(119)	—	—
Other revenue from external customers	7,830	1,202	38	—	417	9,487
Total	626,864	57,592	13,466	(119)	417	698,220
Segment result	44,865	11,491	9,060			65,416
Unallocated operating income and expenses						(6,310)
Profit from operations						59,106
Non-operating income						40,021
Share of profits less losses of associates	—	—	—	—	13,463	13,463
Valuation gains on investment properties	—	—	12,791	—	—	12,791
Finance costs						(4,097)
Profit before taxation						121,284

Notes:

(i) The production and sales of tinplate products by a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") commenced in February 2008 following the completion of the construction of tinplate production facilities during the period. This contributes to the increase in revenue and segment result in the tinplating segment for the current period.

(ii) The Group commenced its business as Hong Kong's second distributor for live pigs from mainland China in December 2007. The result is included under fresh and live foodstuffs segment for the current period.

3. *Other revenue and net income*

Other revenue

	Six months ended 30 June	
	2008 **$'000**	2007 $'000
Sales of scrap materials	**6,161**	6,467
Interest income	**1,344**	1,485
Management income	**—**	199
Dividends from listed securities	**118**	118
Subsidies received	**—**	354
Others	**764**	982
	8,387	9,605

Other net income

	Six months ended 30 June	
	2008 **$'000**	2007 $'000
Net realised and unrealised (loss)/gain on trading securities	**(1,505)**	1,741
Net gain on forward foreign exchange contracts	**605**	—
Exchange gain	**41,308**	1,625
	40,408	3,366

4. *Profit before taxation*

Profit before taxation is arrived at after charging/(crediting):

	Note	Six months ended 30 June	
		2008 **$'000**	2007 $'000
(a) Non-operating income:			
Gain on acquisition of minority interests in subsidiaries and dividends payable to the related minority shareholder		**—**	(40,021)

4. *Profit before taxation (continued)*

(a) Non-operating income: (continued)

During the previous period, the Group acquired from the minority shareholder the 5% equity interest in each of Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongshan Shan Hai Industrial Co., Ltd. ("Shanhai") together with the dividends payable by Zhongyue Tinplate and Shanhai to the minority shareholder for a total consideration of US$499,000 (equivalent to $3,890,000). Following the acquisition, Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group. The gain represents the excess of the consideration paid over the carrying value of the minority interests acquired and dividends payable transferred to the Group. Both the Group and the minority shareholder are state-controlled entities in the People's Republic of China ("PRC").

		Six months ended 30 June	
	Note	**2008** **$'000**	2007 $'000
(b) Finance costs:			
Interest on bank advances and other borrowings wholly repayable within 5 years		**15,711**	4,097
Interest on loan from immediate holding company		**327**	—
		16,038	4,097
Less: interest expenses capitalised into construction in progress	*(i)*	**(967)**	—
		15,071	4,097
(c) Staff costs:			
Net contributions paid to defined contribution plans		**3,990**	2,174
Salaries, wages and other benefits		**39,159**	20,214
		43,149	22,388
(d) Other items:			
Amortisation of land lease premium		**1,414**	895
Depreciation	*(ii)*	**35,085**	16,126
Operating lease charges in respect of properties		**1,432**	448
Share of associates' taxation	*(iii)*	**6,433**	1,857
Rentals receivable from investment properties less direct outgoings of $1,251,000 (30 June 2007: $1,071,000)		**(11,480)**	(12,238)

4. *Profit before taxation (continued)*

Notes:

(i) The amount represents interest expenses paid for a bank loan borrowed by a subsidiary of the Group specifically for the purpose of the construction of fixed assets.

(ii) The increase in depreciation compared with the previous period is mainly due to the commencement of operation of the tinplate production facilities in Qinhuangdao City, Hebei Province, the PRC.

(iii) Income tax for associates established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

5. *Income tax in the consolidated income statement*

Taxation in the consolidated income statement represents:

	Note	Six months ended 30 June	
		2008	2007
		$'000	$'000
Current tax — Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 16.5% (2007: 17.5%) on the estimated assessable profits for the period		**2,038**	131
Current tax — the PRC			
Tax for the period		**15,964**	6,042
Deferred tax			
Origination and reversal of temporary differences		**1,940**	2,584
Effect of change in tax rate in the PRC		**—**	(5,357)
		1,940	(2,773)
	(i)	**19,942**	3,400

Notes:

(i) The provision for Hong Kong Profits Tax for 2008 is calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the period. Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(ii) During the period, the Government of Hong Kong Special Administrative Region promulgated a decrease in the profits tax rate from 17.5% to 16.5% with effect from the fiscal year 2008–09 and a one-off reduction of 75% of the tax payable for the 2007–08 assessment subject to a ceiling of $25,000. These changes are taken into account in the preparation of the Group's 2008 interim financial report.

5. *Income tax in the consolidated income statement (continued)*

(iii) *In accordance with the Corporate Income Tax Law of the PRC ("new tax law"), the standard PRC Enterprise Income Tax rate is 25% with effect from 1 January 2008. Furthermore, the State Council of the PRC passed the implementation guidance ("Implementation Guidance") on 26 December 2007, which sets out the details of how the existing preferential income tax rate will be adjusted to the standard rate of 25%. According to the Implementation Guidance, income tax rate for certain PRC subsidiaries of the Group is gradually changed to the standard rate of 25% over a five-year transition period beginning in year 2008. The impact arising from the change in tax rate is taken into account in the preparation of the Group's interim financial report. The details of the tax relief are disclosed in the following notes.*

(iv) *In 2006, a subsidiary, Zhongyue Tinplate, was granted a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line beginning from 2006. According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate. However, a formal notice on the transitional arrangement under the new tax law has not been issued by the relevant tax authorities up to the date of issue of this interim financial report. In view of this, Zhongyue Tinplate has adopted the standard PRC Enterprise Income Tax rate of 25% for tax provision purposes for the six months ended 30 June 2008 (2007: 10.8%). When the final arrangement is known, any over-provision for income tax expense will be accounted for in future periods.*

(v) *Zhongyue Posco, being a foreign investment enterprise established in the PRC before the new tax law passed on 16 March 2007, has applied for a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years beginning from the year 2008. Zhongyue Posco has been informed of the approval verbally by the tax authorities but no formal approval document was received up to the date of issue of this interim financial report. The directors believe that Zhongyue Posco could enjoy such tax benefits and therefore no tax provision has been made for the current period.*

6. *Dividends*

(a) *Dividends attributable to the period*

	Six months ended 30 June	
	2008 **$'000**	2007 $'000
Interim dividend declared after the interim period of 2.0 cents per ordinary share (30 June 2007: 2.0 cents per ordinary share)	**18,112**	18,078

The interim dividend has not been recognised as a liability at the balance sheet date.

6. *Dividends (continued)*

(b) *Dividends attributable to the previous financial year, approved and paid during the period*

	Six months ended 30 June	
	2008	2007
	$'000	$'000
Final dividend in respect of the previous financial year, approved and paid during the period of 2.0 cents per ordinary share (30 June 2007: 2.0 cents per ordinary share) (note 14)	**18,112**	18,072

7. *Earnings per share*

(a) *Basic earnings per share*

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $112,207,000 (30 June 2007: $118,207,000) and the weighted average number of 905,603,285 (30 June 2007: 903,335,329) ordinary shares in issue during the period, calculated as follows:

Weighted average number of ordinary shares

	Six months ended 30 June	
	2008	2007
	'000	'000
Issued ordinary shares at 1 January	**905,603**	901,583
Effect of share options exercised	—	1,752
Weighted average number of ordinary shares at 30 June	**905,603**	903,335

(b) *Diluted earnings per share*

The diluted earnings per share for the six months ended 30 June 2008 is the same as the basic earnings per share as the potential ordinary shares in respect of outstanding share options were anti-dilutive.

The calculation of diluted earnings per share for the six months ended 30 June 2007 was based on the profit attributable to ordinary equity shareholders of the Company of $118,207,000 and the weighted average number of ordinary shares of 905,280,749 after adjusting for the effects of all dilutive potential ordinary shares under the Company's share option schemes.

8. *Fixed assets*

(a) *Acquisitions*

During the six months ended 30 June 2008, the Group acquired items of property, plant and equipment with a cost of $70,236,000 (30 June 2007: $236,314,000).

(b) *Investment properties*

Investment properties situated in Hong Kong carried at fair value were revalued on an open market value basis at 30 June 2008 by an independent firm of surveyors, Vigers Appraisal and Consulting Limited, who have among their staff Members of Hong Kong Institute of Surveyors. Investment properties situated in the PRC carried at fair value were revalued by an independent firm of valuers in the PRC, 廣東財興資產評估土地房地產估價有限公司, on an open market value basis. Based on the valuation, a gain of $2,049,000 (30 June 2007: $12,791,000), and deferred tax thereon of $463,000 (30 June 2007: $2,640,000), have been included in the consolidated income statement.

Investment properties in Hong Kong are pledged to secure the bank loans of $480,000,000 (note 13(a)(iv)).

(c) *Leases*

The Group leases out investment properties under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the leases after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The gross carrying amounts of investment properties of the Group held for use in operating leases was $277,320,000 (31 December 2007: $264,224,000).

9. *Inventories*

Inventories in the consolidated balance sheet comprise:

	At 30 June 2008 $'000	At 31 December 2007 $'000
Raw materials, spare parts and consumables	**275,723**	213,805
Work in progress	**22,116**	48,837
Finished goods	**190,367**	58,701
	488,206	321,343

Based on management's assessment of the net realisable value of inventories, there is no write-down to estimated net realisable value during the period (30 June 2007: $Nil).

10. *Trade and other receivables, deposits and prepayments*

Included in trade and other receivables, deposits and prepayments are trade debtors, bills receivable and trade balances due from related company (net of allowance for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

	At 30 June 2008 $'000	At 31 December 2007 $'000
Within 1 month	**259,532**	131,793
1 to 3 months	**176,150**	158,685
More than 3 months but less than 12 months	**82,122**	95,279
	517,804	385,757

There is no significant recognition or reversal of impairment losses in respect of trade and other receivables, deposits and prepayments during the six months ended 30 June 2008 and 2007.

Trade and other receivables, deposits and prepayments include the following balances with related parties:

	At 30 June 2008 $'000	At 31 December 2007 $'000
Amount due from associate	**21,218**	—
Amounts due from related company (note)	**22,630**	7,791

Note: The amounts are trade balances due from a company related to the minority shareholder of a non-wholly owned subsidiary.

In respect of trade and bills receivables relating to the tinplating operation, credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are usually due within 30 days from the date of billing and the maturity dates for bills receivable issued by banks range from 3 to 6 months. For the foodstuffs trading business, credit period usually ranges from 1 to 2 months. For distribution of live and fresh foodstuffs, credit period is usually less than 1 month. Payment in advance is usually required for tenants under the Group's property leasing operation. Debtors with balances that are more than one month overdue are requested to settle all outstanding balances before any further credit is granted. Normally the Group does not obtain collateral from customers.

11. *Cash and cash equivalents*

Analysis of the balances of cash and cash equivalents is set out below:

	At 30 June 2008 $'000	At 31 December 2007 $'000
Deposits with banks	**210,346**	63,394
Cash at bank and in hand	**124,253**	83,615
Cash and cash equivalents in the consolidated balance sheet	**334,599**	147,009
Pledged bank balances	**(144,078)**	(55,900)
Cash and cash equivalents in the condensed consolidated cash flow statement	**190,521**	91,109

12. *Trade and other payables*

Included in trade and other payables are trade creditors, bills payable and trade balances due to related company with the following ageing analysis:

	At 30 June 2008 $'000	At 31 December 2007 $'000
Due within 1 month or on demand	**327,804**	225,451

Trade and other payables include the following balances with related parties:

	At 30 June 2008 $'000	At 31 December 2007 $'000
Amount due to associate	**21**	19
Amounts due to holding companies and fellow subsidiaries	**23,282**	23,250
Amount due to related company (note)	**287,454**	130,352

Note: The amounts are trade balances due to a company related to the minority shareholder of a non-wholly owned subsidiary.

13. *Borrowings*

	Note	At 30 June 2008 $'000	At 31 December 2007 $'000
(a) Bank loans			
— unsecured	*(i)*	**166,294**	281,720
— secured by bills receivable	*(ii)*	**—**	168,988
— secured by bank deposits	*(iii)*	**123,749**	52,720
— secured by investment properties	*(iv)*	**480,000**	—
		770,043	503,428

At 30 June 2008, the bank loans were repayable as follows:

	At 30 June 2008 $'000	At 31 December 2007 $'000
Within 1 year or on demand	**364,738**	423,336
After 1 year but within 2 years	**194,122**	—
After 2 years but within 5 years	**211,183**	80,092
	405,305	80,092
	770,043	503,428

Notes:

(i) Included in the unsecured bank loans are loans granted to Zhongyue Posco, a non-wholly owned subsidiary of the Group with carrying amounts of $80,989,000 (31 December 2007: $80,043,000) and $85,305,000 (31 December 2007: $80,092,000) guaranteed by the minority shareholder and Zhongyue Tinplate, a subsidiary of the Group, respectively.

(ii) As at 31 December 2007, the loans were secured by bills receivable with carrying amounts of $168,988,000.

(iii) The loans are secured by bank deposits of $123,729,000 (31 December 2007: $50,571,000).

(iv) The loans are guaranteed by the Company which also provided the investment properties situated in Hong Kong as collateral.

In addition, it is provided in the loan agreement that if the immediate holding company, GDH Limited ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the lenders are entitled to request immediate repayment of the outstanding loans and all accrued interest.

13. *Borrowings (continued)*

	At 30 June 2008 $'000	At 31 December 2007 $'000
(b) Loan from immediate holding company	**21,216**	21,216

The loan is unsecured, interest bearing at 3-month Hong Kong Interbank Offered Rate ("HIBOR") + 0.35% per annum and repayable on 31 December 2008.

	At 30 June 2008 $'000	At 31 December 2007 $'000
(c) Loans from minority shareholder	**11,270**	—

The loans were provided to a non-wholly owned subsidiary of the Group and are unsecured, interest free and repayable on 31 December 2008. The Group also provided loans of $11,730,000 to this non-wholly owned subsidiary in proportion to the Group's shareholding.

14. *Capital and reserves*

		Attributable to equity shareholders of the Company										
	Note	Share capital $'000	Share premium $'000	Capital reserve - share options $'000	Capital reserve - others $'000	Exchange reserve $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
At 1 January 2008		452,802	4,423	2,881	657	112,180	107,440	6,428	614,693	1,301,504	87,743	1,389,247
Exchange differences on translation of financial statements of subsidiaries and associates outside Hong Kong		—	—	—	—	76,977	—	—	—	76,977	5,598	82,575
Share options lapsed during the period (note)		—	—	(437)	—	—	—	—	437	—	—	—
Dividends approved in respect of the previous year	6(b)	—	—	—	—	—	—	—	(18,112)	(18,112)	—	(18,112)
Profit for the period		—	—	—	—	—	—	—	112,207	112,207	14,027	126,234
At 30 June 2008		452,802	4,423	2,444	657	189,157	107,440	6,428	709,225	1,472,576	107,368	1,579,944

14. *Capital and reserves (continued)*

	Note	Share capital $'000	Share premium $'000	Capital reserve - share options $'000	Capital reserve - others $'000	Exchange reserve $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Total $'000	Minority interests $'000	Total equity $'000
		Attributable to equity shareholders of the Company										
At 1 January 2007		450,792	—	3,376	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911
Exchange differences on translation of financial statements of subsidiaries and associates outside Hong Kong		—	—	—	—	29,771	—	—	—	29,771	637	30,408
Exercise of share options		1,160	2,510	—	—	—	—	—	—	3,670	—	3,670
Acquisition of minority interests		—	—	—	—	—	—	—	—	—	(37,642)	(37,642)
Capital contributions by minority shareholders		—	—	—	—	—	—	—	—	—	79,962	79,962
Dividends approved in respect of the previous year	*6(b)*	—	—	—	—	—	—	—	(18,072)	(18,072)	—	(18,072)
Profit for the period		—	—	—	—	—	—	—	118,207	118,207	(323)	117,884
At 30 June 2007		451,952	2,510	3,376	657	67,720	107,440	3,523	569,667	1,206,845	80,276	1,287,121

Note: Equity-settled share-based transactions

During the six months ended 30 June 2008, no share options were exercised (30 June 2007: 2,320,000) and 1,500,000 share options (30 June 2007: 1,500,000) were lapsed.

Total options outstanding at 30 June 2008 are 12,950,000 (31 December 2007: 14,450,000) and the weighted average exercise price is $1.633 (31 December 2007: $1.636).

15. *Retirement benefits scheme*

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's contributions charged to the consolidated income statement for the six months ended 30 June 2008 was $3,990,000 (30 June 2007: $2,197,000). The forfeited contribution refunded for the period amounted to $Nil (30 June 2007: $23,000).

16. *Commitments*

(a) Capital commitments outstanding at 30 June 2008 not provided for in the interim financial report were as follows:

	At 30 June 2008 $'000	At 31 December 2007 $'000
Contracted for	**5,869**	36,016
Authorised but not contracted for	**3,651**	11,827
	9,520	47,843

(b) At 30 June 2008, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	At 30 June 2008 $'000	At 31 December 2007 $'000
Within 1 year	**2,369**	2,142
After 1 year but within 5 years	**269**	936
	2,638	3,078

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all the terms are renegotiated. None of the leases includes contingent rentals.

(c) At 30 June 2008, the Company is committed to provide finance of $6,489,000 (31 December 2007: $6,489,000) to an associate of the Group.

17. *Material related party transactions*

In addition to the transactions and balances disclosed elsewhere in this interim financial report, the Group entered into the following material related party transactions.

(a) *Transactions with related parties*

	Six months ended 30 June	
	2008 **$'000**	2007 $'000
Sales of goods to related companies (note)	**140,222**	—
Purchases of goods from:		
— associate	**1,410**	496
— related companies (note)	**737,995**	294,424
Purchases of fixed assets and related technical consultation services from related company (note)	**—**	139,617
Guarantee fee payable to related company (note)	**414**	—
Provision of electricity/water and leasing services to fellow subsidiary	**—**	815
Maintenance fee paid to the immediate holding company	**115**	115

Note: Related companies refer to the minority shareholder of a non-wholly owned subsidiary of the Group, Posco Co., Ltd. and its subsidiaries.

17. *Material related party transactions (continued)*

(b) *Transactions with other state-controlled entities in the PRC*

The Group is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions disclosed elsewhere in this interim financial report, the Group also conducts business activities with other state-controlled entities which include but are not limited to the following:

— Sales and purchase of goods and ancillary materials;

— Rendering and receiving services;

— Lease of assets;

— Purchase of property, plant and equipment; and

— Obtaining finance.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval process do not depend on whether the counterparties are state-controlled or not.

Having considered the potential transactions impacted by related party relationships, the entity's pricing strategy, buying and approval process, and what information would be necessary for an understanding of the potential effects of the transactions on the interim financial report, the directors are of the opinion that there are no other transactions that require disclosure as related party transactions.

(c) *Key management personnel remuneration*

Remuneration for key management personnel, including amounts paid to the Company's directors is as follows:

	Six months ended 30 June	
	2008	2007
	$'000	$'000
Short-term employee benefits	**2,487**	1,450
Post-employment benefits	**209**	263
	2,696	1,713

18. *Possible impact of amendments, new standards and interpretations issued but not yet effective for the annual accounting period ending 31 December 2008*

Up to the date of issue of this interim financial report, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ending 31 December 2008 and which have not been adopted in this interim financial report.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

In addition, the following development may result in new or amended disclosure in the interim financial report:

		Effective for accounting periods beginning on or after
HKFRS 8	Operating segments	1 January 2009
HKAS 23 (revised)	Borrowing costs	1 January 2009

Directors' Interests and Short Positions in Securities

As at 30 June 2008, the interests and short positions of the directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which are required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the directors and the chief executives are taken or deemed to have under such provisions of the SFO); (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities ("Listing Rules") on the Hong Kong Stock Exchange were as follows:

Interests and short positions in the Company

(i) Interests in ordinary shares

Name of Director	Capacity/ nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Liang Jiang	Personal	380,000	Long position	0.042%
Li Li	Personal	1,577,000	Long Position	0.174%
Gerard Joseph McMahon	Personal	100,000	Long position	0.011%
Tam Wai Chu, Maria	Personal	200,000	Long Position	0.022%

Note: The approximate percentage of interests held was calculated on the basis of 905,603,285 ordinary shares of the Company in issue as at 30 June 2008.

(ii) Interests in options relating to ordinary shares

Name of Director	Share options grant date#	Number of share options held as at 1 January 2008	Period during which share options are exercisable*	Total consideration paid for share options granted	Price per ordinary share payable on exercise of share options	During the period number of share options: Exercised	Lapsed	Cancelled	Number of share options held as at 30 June 2008	Share price: At share options grant date**	At share options exercise date**
	(dd.mm.yy)	('000)	(dd.mm.yy)	(HK$)	(HK$)	('000)	('000)	('000)	('000)	(HK$)	(HK$)
Liang Jiang	09.03.06	2,000	09.06.06–08.03.16	1	1.660	–	–	–	2,000	1.610	–
Tan Yunbiao	06.02.04***	1,500	06.05.04–05.05.09	10	1.582	–	–	–	1,500	0.155	–
	09.03.06	2,000	09.06.06–08.03.16	1	1.660	–	–	–	2,000	1.610	–
Zhao Leili (resigned on 12 September 2008)	09.03.06	200	09.06.06–08.03.16	1	1.660	–	–	–	200	1.610	–
Luo Fanyu	09.03.06	200	09.06.06–08.03.16	1	1.660	–	–	–	200	1.610	–
Gerard Joseph McMahon	09.03.06	200	09.06.06–08.03.16	1	1.660	–	–	–	200	1.610	–
Li Kar Keung, Caspar	09.03.06	200	09.06.06–08.03.16	1	1.660	–	–	–	200	1.610	–

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* *If the last day of any of the option exercise periods is not a business day in Hong Kong, the option exercise period shall end at the close of business on the last business day preceding that day.*

** *The share prices disclosed as "At share options grant date" and "At share options exercise date" are the closing prices of the ordinary shares of the Company quoted on the Hong Kong Stock Exchange on the trading day immediately prior to the date of grant of the share options and the date of exercise of the share options respectively.*

*** *For those options granted on 6 February 2004, the number of options outstanding and the exercise price were adjusted as a result of the consolidation of the ordinary shares of the Company that took effect on 19 December 2005.*

Interests and short positions in Guangdong Investment Limited

Interests in ordinary shares

Name of Director	Capacity/ nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Hou Zhuobing	Personal	32,000	Long position	0.001%

Note: The approximate percentage of interests held was calculated on the basis of 6,152,388,071 ordinary shares of Guangdong Investment Limited in issue as at 30 June 2008.

Interests and short positions in Kingway Brewery Holdings Limited

Interests in ordinary shares

Name of Director	Capacity/ nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Luo Fanyu	Personal	86,444	Long position	0.005%

Note: The approximate percentage of interests held was calculated on the basis of 1,707,306,546 ordinary shares of Kingway Brewery Holdings Limited in issue as at 30 June 2008.

Interests and short positions in Guangdong Tannery Limited

Interests in ordinary shares

Name of Director	Capacity/ nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Luo Fanyu	Personal	70,000	Long position	0.013%

Note: The approximate percentage of interests held was calculated on the basis of 537,504,000 ordinary shares of Guangdong Tannery Limited in issue as at 30 June 2008.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the directors in trust for the Company, as at 30 June 2008, none of the directors or chief executives of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of Part XV of the SFO) which are required to be: (i) notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the directors and chief executives are taken or deemed to have under such provisions of the SFO); (ii) recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

Save as disclosed above, at no time during the period was the Company, its holding companies or any of its subsidiaries or associated corporation a party to any arrangements to enable the directors of the Company or their spouse or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporates.

Substantial Shareholders' Interests

As at 30 June 2008, so far as is known to any directors and chief executives of the Company, the following persons (other than a director and chief executive of the Company) had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register kept by the Company under Section 336 of the SFO :

Name of Shareholder	Number of ordinary shares beneficially held	Long/short position	Approximate percentage of interests held
			(Note 1)
廣東粵海控股有限公司 (Guangdong Holdings Limited ("Guangdong Holdings") *(Note 2)*	536,380,868	Long position	59.23%
GDH Limited ("GDH")	536,380,868	Long position	59.23%

Notes:

1. *The approximate percentage of interests held was calculated on the basis of 905,603,285 ordinary shares of the Company in issue as at 30 June 2008.*

2. *The attributable interest which Guangdong Holdings has in the Company is held through its 100% direct interest in GDH.*

Save as disclosed above, no other person (other than a director and chief executive of the Company) known to any directors and chief executives of the Company as at 30 June 2008 had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or as recorded in the register kept by the Company under Section 336 of the SFO.

Share Option Schemes

On 11 June 2004, the Company adopted a new share option scheme ("2004 Share Option Scheme") enabling the Company to attract, retain and motivate high caliber and talented participants to make contributions to the Group. On the same day, the Company also terminated its share option scheme that was adopted on 24 August 2001 ("2001 Share Option Scheme"). Options granted under the 2001 Share Option Scheme prior to 11 June 2004 remain valid until lapsed.

During the period, 1,500,000 share options were lapsed and no share options were granted under the 2004 Share Option Scheme by the Company.

During the period, no share options were exercised under the 2001 Share Option Scheme. As at 30 June 2008, options were outstanding under the 2001 and 2004 Share Option Schemes entitling the holders to subscribe for 4,500,000 shares and 8,450,000 shares of the Company respectively.

As at 30 June 2008, save as disclosed in the section of "Directors' Interests and Short Positions in Securities", the following share options were outstanding under the 2001 and 2004 Share Option Schemes. Each option gives the holder the right to subscribe for one share of HK$0.5 par value of the Company.

Category	Share options grant date#	Number of share options held as at 1 January 2008	Period during which share options are exercisable*	Total consideration paid for share options granted	Price per ordinary share payable on exercise of share options	During the period number of share options			Number of share options held as at 30 June 2008	Share price	
						Exercised	Lapsed	Cancelled		At share options grant date**	At share options exercise date**
	(dd.mm.yy)	('000)	(dd.mm.yy)	(HK$)	(HK$)	('000)	('000)	('000)	('000)	(HK$)	(HK$)
Former Director	09.03.06	300	09.06.06–08.03.16	1	1.660	–	–	–	300	1.610	–
Employees and other participants	06.02.04***	3,000	06.05.04–05.05.09	10	1.582	–	–	–	3,000	0.155	–
	09.03.06	4,850	09.06.06–08.03.16	1	1.660	–	1,500	–	3,350	1.610	–

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.*

* *If the last day of any of the option exercise periods is not a business day in Hong Kong, the option exercise period shall end at the close of business on the last business day preceding that day.*

** *The share prices disclosed as "At share options grant date" and "At share options exercise date" are the closing prices of the ordinary shares of the Company quoted on the Hong Kong Stock Exchange on the trading day immediately prior to the date of grant of the share options and the date of exercise of the share options respectively.*

*** *For those options granted on 6 February 2004, the number of options outstanding and the exercise price were adjusted as a result of the consolidation of the ordinary shares of the Company that took effect on 19 December 2005.*

Corporate Governance and Other Information

Code on Corporate Governance Practices

The Company has applied the principles and complied with the code provisions of the Code on Corporate Governance Practices ("CG Code") as set out in Appendix 14 of the Listing Rules on the Hong Kong Stock Exchange throughout the six months ended 30 June 2008.

Model Code for Securities Transactions by Directors

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules as the code of conduct regarding directors' securities transactions. All directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the six months ended 30 June 2008.

Audit Committee

The Company established an audit committee ("Audit Committee") in 1999 and its terms of reference are in line with the CG Code. The Audit Committee comprises the three independent non-executive directors, Mr. Gerard Joseph McMahon (chairman of the Audit Committee), Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Audit Committee include, inter alia, the review of the completeness, accuracy and fairness of the Company's financial reports and the Group's internal controls and risk management systems.

The Audit Committee holds regular meetings and it met three times during the six months ended 30 June 2008.

Compensation Committee

The Company established a compensation committee ("Compensation Committee") in 1999 and its terms of reference are in line with the CG Code. The Compensation Committee comprises the chairman of the Board, Mr. Liang Jiang, executive director and general manager, Mr. Tan Yunbiao, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar (chairman of the Compensation Committee). The principal duties of the Compensation Committee include, inter alia, making recommendations to the Board relating to the Company's policy for directors' and senior management's remuneration, determining the executive directors' and senior management's remuneration packages, reviewing and approving their performance-based remuneration and compensation payable for their loss or termination of offices.

During the six months ended 30 June 2008, two meetings were held by the Compensation Committee to explore into relevant issues.

Nomination Committee

The Company established a nomination committee ("Nomination Committee") in 2005 and its terms of reference are in line with the CG Code. The Nomination Committee comprises the chairman of the Board, Mr. Liang Jiang who is also chairman of the Nomination Committee, and the three independent non-executive directors, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. The principal duties of the Nomination Committee include, inter alia, identifying suitable and qualified individuals to become board members and making recommendation on appointment and reappointment of directors.

During the six months ended 30 June 2008, a meeting was held by the Nomination Committee to explore into relevant issues.

Review of Interim Results

The Audit Committee has reviewed the unaudited interim financial report and the interim report of the Group for the six months ended 30 June 2008. In addition, the Company's external auditors, KPMG, have also reviewed the aforesaid unaudited interim financial report.

Purchase, Sale and Redemption of Listed Securities

During the six months ended 30 June 2008, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange.

Disclosure Pursuant to Rule 13.21 of the Listing Rules

On 25 January 2008, a wholly-owned subsidiary of the Company, entered into a facility agreement ("Loan Agreement") for a term loan facility in the principal amount of up to HK$480,000,000 with two banks (the "Lenders"). It is provided in the Loan Agreement that if GDH ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the Lender(s) is/are entitled to request immediate repayment of the outstanding loans and all accrued interest.

Save as disclosed above, the Company does not have other disclosure obligations under Rule 13.21 of the Listing Rules.

Interim Dividend

The Board has resolved to declare the payment of an interim dividend of HK2.0 cents per share (six months ended 30 June 2007: HK2.0 cents per share) for the six months ended 30 June 2008. The interim dividend will be paid on 20 October 2008 to the shareholders whose names appear on the Register of Members on 3 October 2008.

Closure of Register of Members

The Register of Members of the Company will be closed on 2 October 2008 and 3 October 2008. During these two days, no transfer of shares will be registered. In order to qualify for the interim dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Share Registrar, Computershare Hong Kong Investor Services Limited, of Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 30 September 2008.

By order of the Board
Liang Jiang
Chairman

Hong Kong, 12 September 2008

2009 JAN [illegible] A 6:34 Copy

CR
公司註冊處
Companies Registry

周年申報表
Annual Return

(公司條例第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited 廣南（集團）有限公司

(See Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

07	06	2007
日 DD	月 MM	年 YYYY

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(See Note 9) **5 註冊辦事處地址 Address of Registered Office**

22/F., Tesbury Centre, No. 24-32, Queen's Road East, Hong Kong.

(See Note 10) **6 電郵地址 E-mail Address**

N/A

(See Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre,
No. 24-32 Queen's Road East,
Hong Kong

電話 Tel: 2860 4436 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference: Attn : Ms. Lorraine Cheung

請勿填寫 For Official Use

Your Receipt
Companies Registry
H.K.

16/07/2007 16:20:48
Submission No.: 2280672071/1
CR NO.: 0109667
Sh. Form.: AR1L

Revenue Code	Amount(HKD)
27	$140.00

Receipt No.	Method	Amount(HKD)
282280091897	Cash	$140.00
Total Paid		$140.00

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

註 Note 11)
8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: N/A

註 Note 12)
9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	*總*面值 ***Total*** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的*總*面值 ***Total*** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款*總*值 (不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HK$1,500,000,000	903,583,285	HK$0.50	HK$451,791,642.95	HK$451,791,642.95
總值 Total	HK$1,500,000,000	903,583,285		HK$451,791,642.95	HK$451,791,642.95

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁A填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
	Per list of Shareholders made up to 7th June, 2007 contained in the CD-Rom as attached				
	總數 Total				

109667

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	張慕貞	
英文姓名 Name in English	Cheung	Mo Ching
	姓氏 Surname	名字 Other Names
前用姓名 Previous Names	-	
別名 Alias	-	
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat B, 33/F., Tower 13A, Yee Fai Court, South Horizons, Apleichau, Hong Kong.	
(註 Note 15) 電郵地址 E-mail Address	-	

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	E866296(0)	
b 海外護照 Overseas Passport	-	-
	簽發國家 Issuing Country	號碼 Number

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	-
(註 Note 17) 英文名稱 Name in English	-
(註 Note 18) 香港地址 Hong Kong Address	-
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報　Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 梁江

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Liang	Jiang

前用姓名 Previous Names: 梁錫江

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Flat B, 19/F., Evergreen Tower, Western Garden, 83 Second Street, Sai Ying Pun, Hong Kong.

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: **P797058(0)**

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

12 董事 Director (續上頁 cont'd)

(註 Note 19) **2 身份 Capacity**

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 譚云標

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Tan	Yunbiao

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) **住址 Residential Address**

Room 201, Block E,
No. 1 Cui Ming Street,
Fei Cui Garden, Zhongshan East,
Guangdong Province.

國家 Country: The PRC

(註 Note 21) **電郵地址 E-mail Address**: -

(註 Note 22) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: R282928(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

Form ... 109667

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese: -

英文名稱 Name in English: -

(註 Note 23) 地址 Address: -

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese: -

英文名稱 Name in English: -

(註 Note 23) 地址 Address: -

國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名 Name in Chinese	-

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	-	-

前用姓名 Previous Names	-
別名 Alias	-

		國家 Country
(註 Note 20) 住址 Residential Address	-	

(註 Note 21) 電郵地址 E-mail Address	

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country	號碼 Number

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	-

(註 Note 24) **14 隨表提交的帳目所涵蓋的會計結算始末日期**
Period Covered by Accounts Submitted with this Form
(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	01	2006		31	12	2006

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。
This Return includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B, 8 Continuation Sheet(s) C and 0 Continuation Sheet(s) D.

簽署 Signed :

姓名 Name : Cheung Mo Ching
~~董事 Director~~／秘書 Secretary *

日期 Date : 13 / 07 / 2007
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form AR1

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
07	06	2007

公司編號 Company Number: 109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 曾翰南

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Tsang	Hon Nam

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Flat D, 6/F., Block 1, Ho Fai Garden,
218-224 Sai Lau Kok Road,
Tsuen Wan, N.T.,
Hong Kong.

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: C608020(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

07	06	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese: 趙雷力

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Zhao	Leili

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address: Flat A, 11/F., Wing Yu Building, 31-33 Bonham Strand West, Sheung Wan, Hong Kong.
國家 Country: -

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R110366(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

07	06	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 羅蕃郁

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Luo	Fanyu

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address:
Flat D, 17/F., Tai Yuen Court,
38 Tai Yuen Street,
Wanchai, Hong Kong.

國家 Country: -

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K589564(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

07	06	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 董德才

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Dong	Decai

前用姓名 Previous Names: -

別名 Alias: -

Note 20) 住址 Residential Address

No. 30 Mei Hua Cun,
Zhongshan Yi Lu, Yuexiu District,
Guangzhou

國家 Country: The PRC

Note 21) 電郵地址 E-mail Address: -

Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R189041(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

07	06	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese: 侯卓冰

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Hou	Zhuobing

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address:
Flat 2, 11/F., Manhattan Avenue,
255 Queen's Road Central,
Hong Kong

國家 Country: -

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K684233(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return		
07	06	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
McMahon	Gerard Joseph

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address:
Apartment 2, Block C, 7/F.,
37 Paterson Street,
Causeway Bay,
Hong Kong.
國家 Country: -

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD291901(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

07	06	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese: 譚惠珠

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Tam	Wai Chu, Maria

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address: 3rd Floor, 52A, Macdonnell Road, Hong Kong. | 國家 Country: -

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A464118(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

07	06	2007
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 李嘉強

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Li	Kar Keung

前用姓名 Previous Names: -

別名 Alias: -

(Note 20) 住址 Residential Address: Flat 4B, Block 8, Cavendish Heights, 33 Perkins Road, Jardine Lookout, Hong Kong.

國家 Country: -

(Note 21) 電郵地址 E-mail Address: -

(Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E516940(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

16/07/2007 16:20:48
Submission No/Seq No: 228067207/3
CR No: 0109667
Sh. Form. SL


GUANGNAN (HOLDINGS) LIMITED
ANNUAL RETURN AS AT 07/06/2007
maxell
Certified True Copy
Guangnan (Holdings) Limited
Cheung Mo Ching
Secretary

↑ Saved in :
L:\ 2007 Annual Return\
AR070607 submit to
Com Reg

Acknowledgement

GDH GUANGNAN (HOLDINGS) LI
廣南(集團)有限 ..

Stock Code 股份代號: 1203





Certified True Copy
Guangnan (Holdings) Limited

Cheung Mo Ching
Secretary

Annual Report 2006 年報

公司註冊處
Companies Registry

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南（集團）有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

由 From			至 To		
15	06	2007	15	06	2007
日 DD	月 MM	年 YYYY	日 DD	月 MM	年 YYYY

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	160,000
已繳及應繳的溢價總額 [第 5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	346,240

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	451,951,642.95

(註 Note 3) **提交人的資料 Presentor's Reference**

請

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre
No. 24-32 Queen's Road East
Hong Kong

電話 Tel:　　　傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Your Receipt
Companies Registry
H.K.

06/07/2007 16:15:54
Submission No.: 235063613/1
CR NO.: 0109667
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$347.00

Receipt No.	Method	Amount(HKD)
352350091257	Cash	$347.00

Total Paid $347.00

PAID

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額 (包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary Shares	320,000	HK$0.50	HK$1.582	-	HK$1.082	HK$346,240

(註 Note 9) **B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash**

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額 (包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10) 分配上述(B)項股份的代價

Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class 類別 Class	類別 Class
		Ordinary	
Cheung Mo Ching 張慕貞	Flat B, 33/F., Tower 13A, South Horizons, Apleichau, Hong Kong	200,000	
Luk Wing Yan 陸詠茵	Room B, 16/F, Tower 9, Laguna Verde, Hung Hom, Kowloon, Hong Kong	120,000	
	各類別股份分配的總數 Total Shares Allotted by Class	320,000	

簽署 Signed :

姓名 Name : Cheung Mo Ching

~~董事~~ Director／秘書 Secretary *

日期 Date : 15 / 06 / 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Return of Allotments

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

公司註冊處
Companies Registry

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南（集團）有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	18	09	2007
至 To	18	09	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable*	HK$	749,999.55
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	1,623,000.45

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	452,701,642.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre
No. 24-32 Queen's Road East
Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

11/10/2007 10:13:04
Submission No.: 231074617/1
CR NO.: 0109667
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$1,624.00

Receipt No.	Method	Amount(HKD)
312310105812	Chq	$1,624.00

Total Paid $1,624.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	已繳及應繳的溢價*總*款額 *Total* Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	1	HK$0.5	HK$1.582	-	HK$1.532	HK$1.532
Ordinary	1,499,999	HK$0.5	HK$1.582	-	HK$1.082	HK$1,622,998.918

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of *Each Share*	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on *Each Share* (Including Premium)		*每股*的溢價款額 Premium on *Each Share*	被視作已繳及應繳的溢價*總*款額 *Total* Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Xiao Zeguang 蕭澤光	22/F., Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong	1,500,000	
	各類別股份分配的總數 Total Shares Allotted by Class	1,500,000	

簽署 Signed :

姓名 Name : Cheung Mo Ching

~~董事~~ Director／秘書 Secretary *

日期 Date : 08 / 10 / 2007

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Notification of Change of Secretary and Director (Appointment／Cessation)

公司註冊處
Companies Registry

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南（集團）有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
董德才	Dong	Decai

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
R189041(6)	-

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
12	11	2007

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre,
No. 24-32 Queen's Road East,
Hong Kong

電話 Tel: 2828 3938 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

CR
收件日期 RECEIVED
16 NOV 2007
文件管理組
Document Management Section

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Form D2A

109667

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 **Name in Chinese**: N/A

英文姓名 **Name in English**

姓氏 Surname 名字 Other Names

前用姓名 **Previous Names**

別名 **Alias**

(註 Note 13) 住址 **Residential Address**

國家 Country

(註 Note 14) 電郵地址 **E-mail Address**

(註 Note 15) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

簽發國家 Issuing Country 號碼 Number

委任日期 **Date of Appointment**

日 DD 月 MM 年 YYYY

(註 Note 16) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes

☐ 否 No

109667

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)

(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) **身份 Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

(註 Note 19) **中文名稱 Name in Chinese**: N/A

(註 Note 19) **英文名稱 Name in English**:

(註 Note 20) **地址 Address**:

國家 Country

(註 Note 21) **電郵地址 E-mail Address**:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment

日 DD	月 MM	年 YYYY

(註 Note 22) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes

☐ 否 No

本通知書包括 ______ 張續頁 A、 ______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B and** 0 **Continuation Sheet(s) C.**

簽署 Signed :

姓名 Name : Cheung Mo Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 16 NOV 2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

Return of Allotments

公司註冊處
Companies Registry

(公司條例第 45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南（集團）有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	15	11	2007
至 To	15	11	2007

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	100,000
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	232,000

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	452,801,642.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre
No. 24-32 Queen's Road East
Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫

Your Receipt
Companies Registry
H.K.

26/11/2007 11:22:56
Submission No.: 228076080/1
CR NO.: 0109667
Sh. Form.: SC1

Revenue Code	Amount(HKD)
08	$232.00

Receipt No.	Method	Amount(HKD)
282280105543	Chq	$232.00

Total Paid $232.00

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary Shares	200,000	HK$0.50	HK$1.66	-	HK$1.16	HK$232,000

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
N/A						

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
Tam Wai Chu, Maria 譚惠珠	Room 2306, Jardine House, 1 Connaught Place, Central, Hong Kong	200,000	
	各類別股份分配的總數 Total Shares Allotted by Class	200,000	

簽署 Signed :

姓名 Name : Cheung Mo Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 26 / 11 / 2007

日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

(Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **109667**

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南（集團）有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

註 Note 7) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
	N/A	

註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number

或 OR

註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation
☐ 是 Yes ☐ 否 No

註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre,
No. 24-32 Queen's Road East,
Hong Kong

電話 Tel: 2828 3938 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

CR
收件日期 RECEIVED
17 JAN 2008
文件管理組

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese	李力
英文姓名 Name in English	姓氏 Surname: Li — 名字 Other Names: Li
前用姓名 Previous Names	NIL
別名 Alias	Li Ya Ping 李亞平
(註 Note 13) 住址 Residential Address	Room 602, Fu Jing Hua Yuan, 12 Guanghe Road, Tianhe District, Guangzhou, Guangdong Province — 國家 Country: PRC
(註 Note 14) 電郵地址 E-mail Address	N/A

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	N/A
b 海外護照 Overseas Passport	簽發國家 Issuing Country: N/A — 號碼 Number: N/A

委任日期 Date of Appointment: 07 (日 DD) 01 (月 MM) 2008 (年 YYYY)

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

註 Note 19) 中文名稱 Name in Chinese: N/A

註 Note 19) 英文名稱 Name in English:

註 Note 20) 地址 Address: | 國家 Country

註 Note 21) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment: 日 DD / 月 MM / 年 YYYY

註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director/Director in the Company at the time of the above appointment
☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、 ______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes 0 Continuation Sheet(s) A, 0 Continuation Sheet(s) B and 0 Continuation Sheet(s) C.

簽署 Signed : [signature]

姓名 Name : Cheung Mo Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 17 / 01 / 2008
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司註冊處
Companies Registry

COPY

Consent to Act as Director or Alternate Director

(公司條例第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 請用黑色墨水列印。
  Please print in black ink.

公司編號 Company Number

109667

公司名稱 Company Name

Guangnan (Holdings) Limited
廣南（集團）有限公司

本人 I, 李力 Li Li 同意出任上述公司的 consent to act as the above company's

(請填報姓名 Please state full name)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事，
Director

☐ 候補董事，
Alternate Director

代替 Alternate to

(請填報獲代替行事的董事姓名或名稱 Please state full name of the principal director)

生效日期爲 with effect from

日 DD	月 MM	年 YYYY
07	01	2008

，並確認本人已年滿十八歲。
, and confirm that I have attained the age of 18 years.

簽署 Signed : [signature]

日期 Date : 07 / 01 / 2008
日 DD / 月 MM / 年 YYYY

提交人的資料 Presentor's Reference

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre,
No. 24-32 Queen's Road East
Hong Kong

電話 Tel: 2828 3938 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

CR 收件日期 RECEIVED 17 JAN 2008 文件管理組 Document Management Section

指明編號 2/2004 (修訂) (2004年2月)
Specification No. 2/2004 (Revision) (Feb. 2004)

公司註冊處
Companies Registry

秘書及董事更改通知書(委任／離任)
Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 **Company Number**: 109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A 填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 **Capacity**: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to:

個人秘書／董事的姓名 **Name of Individual Secretary／Director**

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
曾翰南	Tsang	Hon Nam

(註 Note 8) 身份證明 **Identification**

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
C608020(9)	N/A

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

N/A

離任原因 **Reason for Cessation**: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 **Date of Cessation**

日 DD	月 MM	年 YYYY
17	04	2008

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as *Alternate Director／Director* in the Company after the date of cessation

☐ 是 Yes
☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

CR
收件日期 RECEIVED
02 MAY 2008
文件管理組
Document Management Section

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格
Form **D2A**

109667

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese	宋咸權
英文姓名 Name in English	姓氏 Surname: Sung; 名字 Other Names: Hem Kuen
前用姓名 Previous Names	N/A
別名 Alias	N/A
(註 Note 13) 住址 Residential Address	Flat A, 40/F., Tower 8, Park Avenue, 18 Hoi Ting Road, Tai Kok Tsui, Kowloon, Hong Kong; 國家 Country:
(註 Note 14) 電郵地址 E-mail Address	N/A

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	K195606(A)
b 海外護照 Overseas Passport	簽發國家 Issuing Country: N/A; 號碼 Number: N/A
委任日期 Date of Appointment	日 DD: 17; 月 MM: 04; 年 YYYY: 2008

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☑ 否 No

Form D2A

109667

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 *Please tick the relevant box(es)*

(註 Note 18) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

(註 Note 19) 中文名稱 **Name in Chinese**: N/A

(註 Note 19) 英文名稱 **Name in English**:

(註 Note 20) 地址 **Address**:

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**:

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 **Date of Appointment**

日 DD	月 MM	年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 **Yes**
☐ 否 **No**

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。
This Notification includes 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B and** 0 **Continuation Sheet(s) C.**

簽署 Signed : [signature]

姓名 Name : Cheung Mo Ching

~~董事 Director~~／秘書 Secretary *

日期 Date : 17/04/2008

日 DD / 月 MM / 年 YYYY

***請刪去不適用者** *Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司註冊處
Companies Registry

出任董事或候補董事職位同意書
Consent to Act as Director or Alternate Director

(《公司條例》第158(5)條)
(Companies Ordinance s. 158(5))

表格 Form **D3**

重要事項 Important Note

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 同意書 Consent to Act

本人 I, Sung Hem Kuen 宋咸權 同意出任上述公司的 consent to act as the above company's

(請申報全名 Please state full name)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

☑ 董事 Director　☐ 候補董事 Alternate Director　代替 Alternate to:

(請申報獲代替行事董事的全名 Please state full name of the principal director)

生效日期為 with effect from 17 (日 DD) 04 (月 MM) 2008 (年 YYYY)，並確認本人已年滿十八歲。, and confirm that I have attained the age of 18 years.

(註 Note 6) **3 公司註冊處發出的《有關董事責任的非法定指引》 'Non-statutory Guidelines on Directors' Duties' issued by the Companies Registry**

本人確認已獲發給公司註冊處所編製的《有關董事責任的非法定指引》的最新版本以作參閱和備考。
I confirm that a copy of the latest version of the 'Non-statutory Guidelines on Directors' Duties' published by the Companies Registry has been given to me for my information and reference.

簽署 Signed: 宋咸權

日期 Date: 17/04/2008 (日 DD / 月 MM / 年 YYYY)

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 　傳真 Fax:

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

CR
收件日期 RECEIVED
02 MAY 2008
文件管理組
Document Management Section

指明編號 4/2007(修訂) (2007年12月)
Specification No. 4/2007 (Revision) (Dec. 2007)

公司註冊處
Companies Registry

Notification of Change of Secretary and Director (Appointment／Cessation)

(公司條例第 158(4) 及 (4A) 條)
(Companies Ordinance s. 158(4) & (4A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 更改詳情 Details of Change

A. 離任秘書／董事的資料 Particulars of Secretary／Director Ceasing to Act

(如涉及超過一名秘書／董事，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director is involved).

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 7) 身份 Capacity: ☑ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
張慕貞	Cheung	Mo Ching

(註 Note 8) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
E866296(0)	N/A

或 OR

(註 Note 9) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

N/A

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 10) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
10	06	2008

(註 Note 11) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the Director／Alternate Director ceasing to act will continue to hold office as Alternate Director／Director in the Company after the date of cessation

☐ 是 Yes
☐ 否 No

(註 Note 5) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre, No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3938　　傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

CR
收件日期 RECEIVED
20 JUN 2008
文件管理組
Document Management Section

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

2 更改詳情 Details of Change (續上頁 cont'd)

B. 獲委任的個人秘書／董事的資料 Particulars of Individual Secretary／Director Appointed

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 12) 身份 Capacity: ☑ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese	宋咸權
英文姓名 Name in English	姓氏 Surname: Sung; 名字 Other Names: Hem Kuen
前用姓名 Previous Names	N/A
別名 Alias	N/A
(註 Note 13) 住址 Residential Address	Flat A, 40/F., Tower 8, Park Avenue, 18 Hoi Ting Road, Tai Kok Tsui, Kowloon, Hong Kong 國家 Country:
(註 Note 14) 電郵地址 E-mail Address	N/A

(註 Note 15) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K195606(A)

b 海外護照 Overseas Passport: 簽發國家 Issuing Country: N/A; 號碼 Number: N/A

委任日期 Date of Appointment: 10 (日 DD) 06 (月 MM) 2008 (年 YYYY)

(註 Note 16) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

2 更改詳情 Details of Change (續上頁 cont'd)

(註 Note 17) **C. 獲委任的法人團體秘書／董事的資料 Particulars of Corporate Secretary／Director Appointed**

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 18) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

(註 Note 19) 中文名稱 Name in Chinese: N/A

(註 Note 19) 英文名稱 Name in English:

(註 Note 20) 地址 Address: | 國家 Country:

(註 Note 21) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment: 日 DD / 月 MM / 年 YYYY

(註 Note 22) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the Director／Alternate Director whose appointment is reported above is already an existing Alternate Director／Director in the Company at the time of the above appointment

☐ 是 Yes
☐ 否 No

本通知書包括 ______ 張續頁 A、______ 張續頁 B 及 ______ 張續頁 C。

This Notification includes 0 **Continuation Sheet(s) A,** 0 **Continuation Sheet(s) B and** 0 **Continuation Sheet(s) C.**

簽署 Signed : A

姓名 Name : Sung Hem Kuen
董事 Director／秘書 Secretary *

日期 Date : 20 JUN 2008
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

公司註冊處
Companies Registry

周年申報表
Annual Return

(《公司條例》第107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南(集團)有限公司

(註 Note 8) **2 商業名稱 Business Name**

N/A

3 公司類別 Type of Company

請在適用的空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

日 DD	月 MM	年 YYYY
06	06	2008

(如屬有股本的私人公司,本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司,所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

22/F., Tesbury Centre, No. 24-32, Queen's Road East, Hong Kong.

(註 Note 10) **6 電郵地址 E-mail Address**

N/A

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre,
No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2860 4370 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference:

請勿

Your Receipt
Companies Registry
H.K.

11/07/2008 15:55:12
Submission No.: 221116032/1
CR NO.: 0109667
Sh. Form.: AR1L

Revenue Code	Amount(HKD)
27	$140.00

Receipt No.	Method	Amount(HKD)
212210151371	Cash	$140.00

Total Paid $140.00

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額
Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

(註 Note 11)
8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司無需填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return: N/A

(註 Note 12)
9 股本 Share Capital

(無股本的公司無需填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	*總*面值 ***Total*** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的*總*面值 ***Total*** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款*總*值(不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HK$1,500,000,000	905,603,285	HK$0.50	HK$452,801,642.5	HK$452,801,642.5
總值 Total	HK$1,500,000,000	905,603,285		HK$452,801,642.5	HK$452,801,642.5

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(有股本的公司必須填報此項。如未能盡錄於下列表格內，請用續頁 A 填報。 Company having a share capital ***must complete this*** *section. Use Continuation Sheet A if there is insufficient space.)*

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 * Transferred *		
			數目 Number	日期 Date	
	Per list of shareholders made up to 6 June 2008 contained in the CD-Rom as attached				
	總數 Total				

* 如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併申報；股份受讓人的姓名／名稱請在「備註」一欄註明。

* If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	張慕貞	
英文姓名 Name in English	Cheung (姓氏 Surname)	Mo Ching (名字 Other Names)
前用姓名 Previous Names	-	
別名 Alias	-	
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat B, 33/F., Tower 13A, Yee Fai Court, South Horizons, Apleichau, Hong Kong	
(註 Note 15) 電郵地址 E-mail Address	-	

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	E866296(0)	
b 海外護照 Overseas Passport	- (簽發國家 Issuing Country)	- (號碼 Number)

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	-
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

12 董事 Director

A. 個人董事 Individual Director

(如超過一名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 1 individual director)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 梁江

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Liang	Jiang

前用姓名 Previous Names: 梁錫江

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat B, 19/F., Evergreen Tower, Western Garden, 83 Second Street, Sai Ying Pun, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P797058(0)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名 Name in Chinese	

英文姓名 Name in English		
	姓氏 Surname	名字 Other Names

前用姓名 Previous Names	
別名 Alias	

(註 Note 20)

住址 Residential Address		國家 Country

(註 Note 21)

電郵地址 E-mail Address	

(註 Note 22)

身份證明 Identification

a	香港身份證號碼 Hong Kong Identity Card Number		
b	海外護照 Overseas Passport	簽發國家 Issuing Country	號碼 Number

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	-

(註 Note 24)

14 隨本表格提交的帳目所涵蓋的會計期 Period Covered by Accounts Submitted with this Form

(私人公司無需填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	01	2007		31	12	2007

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

(註 Note 25)

16 公司註冊處發出的《有關董事責任的非法定指引》 'Non-statutory Guidelines on Directors' Duties' issued by the Companies Registry

所有在本申報表涵蓋期間內的任何時間在職的公司董事，均已在該段期間開始前或在他們各自獲委任前，獲發給公司註冊處所編製的《有關董事責任的非法定指引》的最新版本，以供參閱和備考。
All directors of the company in office at any time during the period covered by this return have, either before the commencement of the period or before their respective appointments, been supplied with a copy of the latest version of the 'Non-statutory Guidelines on Directors' Duties' published by the Companies Registry, for their information and reference.

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。

This Return includes - **Continuation Sheet(s) A,** - **Continuation Sheet(s) B,** 9 **Continuation Sheet(s) C and** - **Continuation Sheet(s) D.**

簽署 Signed : [signature]

姓名 Name : Sung Hem Kuen

董事 Director／秘書 Secretary *

日期 Date : 11 / 7 / 2008
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

Form AR1

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 李力

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Li	Li

前用姓名 Previous Names: -

別名 Alias: Li Ya Ping 李亞平

(註 Note 20) 住址 Residential Address

Room 602, Fu Jing Hua Yuan, 12 Guanghe Road, Tianhe District, Guangzhou, Guangdong Province

國家 Country: PRC

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: -

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

Form ARI

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity**

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 **Name in Chinese**: 譚云標

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
Tan	Yunbiao

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**

Room 201, Block E, No. 1 Cui Ming Street, Fei Cui Garden, Zhongshan East, Guangdong Province

國家 Country: The PRC

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: R282928(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

Form ARI

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 **Capacity**

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 **Name in Chinese**: 宋咸權

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
Sung	Hem Kuen

前用姓名 **Previous Names**: -

別名 **Alias**: -

(註 Note 20) 住址 **Residential Address**

Flat A, 40/F., Tower 8, Park Avenue, 18 Hoi Ting Road, Tai Kok Tsui, Kowloon, Hong Kong

國家 Country

(註 Note 21) 電郵地址 **E-mail Address**: -

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: K195606(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

指明編號 4/2007(修訂) (2007 年 12 月)
Specification No. 4/2007 (Revision) (Dec. 2007)

Form AR1

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
06	06	2008

公司編號 Company Number: 109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese: 趙雷力

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Zhao	Leili

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat A, 11/F., Wing Yu Building, 31-33 Bonham Strand West, Sheung Wan, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: R110366(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 羅蕃郁

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Luo	Fanyu

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: Flat D, 17/F., Tai Yuen Court, 38 Tai Yuen Street, Wanchai, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K589564(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

☑ 董事 Director
☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 侯卓冰

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Hou	Zhuobing

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Flat 2, 11/F., Manhattan Avenue, 255
Queen's Road Central, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: K684233(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

Form ART

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

109667

個人董事詳情（第 12A 項） Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: -

英文姓名 Name in English

姓氏 Surname	名字 Other Names
McMahon	Gerard Joseph

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address

Apartment 2, Block C, 7/F., 37 Paterson Street, Causeway Bay, Hong Kong

國家 Country

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD291901(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 Name in Chinese: 譚惠珠

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Tam	Wai Chu, Maria

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address: 3rd Floor, 52A, Macdonnell Road, Hong Kong
國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A464118(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

表格 Form **AR1**

本申報表日期 Date of Return

06	06	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 109667

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

請在適用的空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 李嘉強

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Li	Kar Keung

前用姓名 Previous Names: -

別名 Alias: -

(註 Note 20) 住址 Residential Address:

Flat 4B, Block 8, Cavendish Heights, 33 Perkins Road, Jardine Lookout, Hong Kong

國家 Country: -

(註 Note 21) 電郵地址 E-mail Address: -

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E516940(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
-	-

Certified True Copy

Sung Hem Kuen
Director/Secretary

Acknowledgement
Companies Registry
H.K.

11/07/2008 15:55:12
Submission No/Seq No: 221116032/2
CR No: 0109667
Sh. Form. AC


GUANGNAN (HOLDINGS) LIMITED
ANNUAL RETURN AS AT 06/06/2008
Signed by
6/6/2008
Date Signed
COMPACT

Acknowledgement
Companies Registry
H.K.

11/07/2008 15:55:12
Submission No/Seq No: 221116032/3
CR No: 0109667
Sh. Form. SL

CR

公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 個人秘書／董事資料更改 Change of Particulars of Individual Secretary／Director

(如涉及超過一名個人秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) **身份 Capacity** ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to

中文姓名 Name in Chinese: 梁江

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Liang	Jiang

(註 Note 7) **身份證明 Identification**

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
P797058(0)	-

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F., Tesbury Centre,
No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2860 4370 傳真 Fax: 2583 9288

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

CR
收件日期 RECEIVED
25 JUL 2008
文件管理組
Document Management Section

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number

109667

2 個人秘書／董事資料更改 (續上頁) Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 · Please complete item(s) with change(s) only

生效日期 Effective Date

Item	Particulars		日 DD	月 MM	年 YYYY
(a) 中文姓名 Name in Chinese					
(b) 英文姓名 Name in English	姓氏 Surname:	名字 Other Names:			
(註 Note 9) (c) 別名 Alias					
(註 Note 10) (d) 住址 Residential Address	Flat E, 16/F., Block 3, The Merton, 8 Davis Street, Hong Kong	國家 Country:	11	07	2008
(註 Note 11) (e) 電郵地址 E-mail Address					
(f) 香港身份證號碼 Hong Kong Identity Card Number					
(g) 海外護照 Overseas Passport	簽發國家 Issuing Country:	號碼 Number:			

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form D2B

109667

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 12) 中文名稱 Name in Chinese: N/A

(註 Note 12) 英文名稱 Name in English:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) B. 更改詳情 Details of Change(s)

請只填報有更改的項目 Please complete item(s) with change(s) only 生效日期 Effective Date

(a) 中文及英文名稱 Name in Chinese and English

日 DD 月 MM 年 YYYY

(註 Note 13) (d) 地址 Address

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) (c) 電郵地址 E-mail Address

日 DD 月 MM 年 YYYY

本通知書包括 ______ 張續頁A及 ______ 張續頁B。

This Notification Includes 2 Continuation Sheet(s) A and - Continuation Sheet(s) B.

簽署 Signed : [signature]

姓名 Name : Sung Hem Kuen
董事 Director／秘書 Secretary *

日期 Date : 25 / 07 / 2008
日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004年2月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

(續頁 A Continuation Sheet A)

公司編號 Company Number: 109667

個人秘書／董事資料更改詳情 (第 2 項)
Details of Change of Particulars of Individual Secretary／Director (Section 2)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese: 羅蕃郁

英文姓名 Name in English: 姓氏 Surname: Luo | 名字 Other Names: Fanyu

(註 Note 7) 身份證明 Identification: 香港身份證號碼 HK Identity Card Number: K589564(2) | 海外護照號碼 Overseas Passport Number: -

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

Item	Details	日 DD	月 MM	年 YYYY
(a) 中文姓名 Name in Chinese				
(b) 英文姓名 Name in English (姓氏 Surname / 名字 Other Names)				
(註 Note 9) (c) 別名 Alias				
(註 Note 10) (d) 住址 Residential Address	Flat D, 19/F., Tai Yuen Court, 38 Tai Yuen Street, Wanchai, Hong Kong; 國家 Country:	11	07	2008
(註 Note 11) (e) 電郵地址 E-mail Address				
(f) 香港身份證號碼 Hong Kong Identity Card Number				
(g) 海外護照 Overseas Passport (簽發國家 Issuing Country / 號碼 Number)				

公司編號 Company Number

109667

個人秘書／董事資料更改詳情 (第 2 項)
Details of Change of Particulars of Individual Secretary／Director (Section 2)

A. 更改資料的個人秘書／董事
Identity of the Individual Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to:

中文姓名 Name in Chinese: -

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
McMahon	Gerard Joseph

(註 Note 7) 身份證明 Identification:

香港身份證號碼 HK Identity Card Number	海外護照號碼 Overseas Passport Number
XD291901(5)	-

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

(a) 中文姓名 Name in Chinese: — 日 DD / 月 MM / 年 YYYY:

(b) 英文姓名 Name in English: 姓氏 Surname: — 名字 Other Names: — 日 DD / 月 MM / 年 YYYY:

(註 Note 9) (c) 別名 Alias: — 日 DD / 月 MM / 年 YYYY:

(註 Note 10) (d) 住址 Residential Address:
Apt 19G, 19/F, Yee On Building, 26 East Point Road, Causeway Bay, Hong Kong
國家 Country:
日 DD 11 / 月 MM 07 / 年 YYYY 2008

(註 Note 11) (e) 電郵地址 E-mail Address: — 日 DD / 月 MM / 年 YYYY:

(f) 香港身份證號碼 Hong Kong Identity Card Number: — 日 DD / 月 MM / 年 YYYY:

(g) 海外護照 Overseas Passport: 簽發國家 Issuing Country: — 號碼 Number: — 日 DD / 月 MM / 年 YYYY:

Notification of Change of Secretary and Director
(Appointment／Cessation)

公司註冊處
Companies Registry

(《公司條例》第158(4)、(4AA) 及 (9A)條)
(Companies Ordinance s. 158(4), (4AA) & (9A))

表格 Form D2A

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: **109667**

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南 (集團) 有限公司

2 更改詳情 Details of Change

A. 秘書／董事的離任 Cessation to Act as Secretary／Director

(如有超過一名秘書／董事離任，請用續頁A填報 Use Continuation Sheet A if more than 1 secretary／director ceased to act)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
趙雷力	Zhao	Leili

(註 Note 7) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	護照號碼 Passport Number
R110366(A)	-

或 OR

(註 Note 8) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

-

離任原因 Reason for Cessation: ☑ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 9) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY
12	09	2008

(註 Note 10) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the director／alternate director who is ceasing to act will continue to hold office as alternate director／director in the company after the date of cessation

☐ 是 Yes
☑ 否 No

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre,
No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填寫本欄 For Official Use

收件日期 ACCEPTED
26 SEP 2008
文件管理組
Document Management Section

2 更改詳情 Details of Change (續上頁 cont'd)

B. 個人秘書／董事的委任 Appointment of Individual Secretary／Director

(如委任超過一名個人秘書／董事，請用續頁B填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 11) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

中文姓名 **Name in Chinese**: N/A

英文姓名 **Name in English**: 姓氏 Surname / 名字 Other Names

前用姓名 **Previous Names**

別名 **Alias**

(註 Note 12) 住址 **Residential Address** 國家 Country

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 13) 電郵地址 **E-mail Address**

(註 Note 14) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number

b 護照 Passport: 簽發國家 Issuing Country / 號碼 Number

委任日期 **Date of Appointment**: 日 DD / 月 MM / 年 YYYY

(註 Note 15) **請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事**
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment

☐ 是 **Yes**
☐ 否 **No**

(註 Note 16)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 16) **出任董事職位同意書 Consent to Act as Director**

本人同意出任公司的董事／候補董事*，並確認本人已年滿 18 歲。
I consent to act as a director／alternate director* of this company and confirm that I have attained the age of 18 years.

簽署 Signed : ____________________

**請刪去不適用者 Delete whichever does not apply*

表格 Form **D2A**

2 更改詳情 Details of Change (續上頁 cont'd)

C. 法人團體秘書／董事的委任 Appointment of Corporate Secretary／Director

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 17) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 18) 中文名稱 Name in Chinese: N/A

(註 Note 18) 英文名稱 Name in English:

(註 Note 19) 地址 Address: | 國家 Country

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 20) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment: 日 DD / 月 MM / 年 YYYY

(註 Note 21) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment
☐ 是 Yes
☐ 否 No

(註 Note 22)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 22) **出任董事職位同意書 Consent to Act as Director**

本人謹代表上述公司確認，上述公司同意出任公司的董事／候補董事*。
I, acting on behalf of the above named company, confirm that the above company consents to act as a director／alternate director* of this company.

簽署 Signed : ______________________
法人團體董事的董事／秘書／獲授權人士*
Director／Secretary／Authorized Person of the Corporate Director*

本通知書包括下列續頁。This Notification includes the following Continuation Sheet(s).

續頁 Continuation Sheet(s)	A	B	C
頁數 Number of pages	0	0	0

(註 Note 5) 簽署 Signed : [signature]

姓名 Name : Sung Hem Kuen　　日期 Date : 26 September 2008
董事 Director／~~秘書 Secretary~~ *　　日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

公司註冊處
Companies Registry

(Appointment／Cessation)

(《公司條例》第 158(4)、(4AA) 及 (9A)條)
(Companies Ordinance s. 158(4), (4AA) & (9A))

表格 Form **D2A**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 109667

1 公司名稱 Company Name

Guangnan (Holdings) Limited
廣南(集團)有限公司

2 更改詳情 Details of Change

A. 秘書／董事的離任 Cessation to Act as Secretary／Director

(如有超過一名秘書／董事離任，請用續頁 A 填報 Use Continuation Sheet A if more than 1 secretary／director ceased to act)

請在適用的空格內加上 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to

個人秘書／董事的姓名 Name of Individual Secretary／Director

中文姓名 Name in Chinese	英文姓氏 Surname in English	英文名字 Other Names in English
N / A		

(註 Note 7) 身份證明 Identification

香港身份證號碼 HK Identity Card Number	護照號碼 Passport Number

或 OR

(註 Note 8) 法人團體秘書／董事的中文及英文名稱
Chinese and English Names of Corporate Secretary／Director

離任原因 Reason for Cessation ☐ 辭職／其他 Resignation／Others ☐ 去世 Deceased

(註 Note 9) 離任日期 Date of Cessation

日 DD	月 MM	年 YYYY

(註 Note 10) 請述明上述離任董事／候補董事在離任日期後，是否繼續擔任公司的候補董事／董事職位
Please indicate whether the director／alternate director who is ceasing to act will continue to hold office as alternate director／director in the company after the date of cessation ☐ 是 Yes ☐ 否 No

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Guangnan (Holdings) Limited

地址 Address: 22/F, Tesbury Centre,
No. 24-32 Queen's Road East, Hong Kong

電話 Tel: 2828 3976 傳真 Fax: 2583 9288

電郵地址 E-mail Address: -

檔號 Reference: -

請勿填寫本欄 For Official Use

CR
收件日期 RECEIVED
04 NOV 2008
文件管理組
Document Management Section

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

2 更改詳情 Details of Change (續上頁 cont'd)

B. 個人秘書／董事的委任 Appointment of Individual Secretary／Director

(如委任超過一名個人秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 individual secretary／director is appointed)

請在適用的空格內加上 ✓ 號 *Please tick the relevant box(es)*

(註 Note 11) 身份 Capacity: ☐ 秘書 Secretary ☑ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to:

中文姓名 Name in Chinese	黃小峰
英文姓名 Name in English	姓氏 Surname: HUANG; 名字 Other Names: Xiaofeng
前用姓名 Previous Names	-
別名 Alias	-
(註 Note 12) 住址 Residential Address	Flat D, 16/F., 28 New Praya Kennedy Town, Hong Kong 國家 Country:

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 13) 電郵地址 E-mail Address	-

(註 Note 14) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	R642047(7)	
b 護照 Passport	簽發國家 Issuing Country: -	號碼 Number: -

委任日期 Date of Appointment	日 DD	月 MM	年 YYYY
	29	10	2008

(註 Note 15) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment

☐ 是 Yes
☑ 否 No

(註 Note 16)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 16) **出任董事職位同意書 Consent to Act as Director**

本人同意出任公司的董事／~~候補董事~~*，並確認本人已年滿 18 歲。
I consent to act as a director／alternate director* of this company and confirm that I have attained the age of 18 years.

簽署 Signed : [signature]

**請刪去不適用者 Delete whichever does not apply*

2 更改詳情 Details of Change (續上頁 cont'd)

C. 法人團體秘書／董事的委任 Appointment of Corporate Secretary／Director

(如委任超過一名法人團體秘書／董事，請用續頁 C 填報)
(Use Continuation Sheet C if more than 1 corporate secretary／director is appointed)

請在適用的空格內加上 ✓ 號 *Please tick the relevant box(es)*

(註 Note 17) 身份 Capacity ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to

(註 Note 18) 中文名稱 Name in Chinese: N/A

(註 Note 18) 英文名稱 Name in English:

(註 Note 19) 地址 Address: — 國家 Country

(「轉交」地址及郵政信箱號碼恕不接受 'Care of' addresses and post office box numbers are not acceptable)

(註 Note 20) 電郵地址 E-mail Address:

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

委任日期 Date of Appointment: 日 DD ／ 月 MM ／ 年 YYYY

(註 Note 21) 請述明董事／候補董事在獲得上述委任時，是否公司現任的候補董事／董事
Please indicate whether the director／alternate director whose appointment is reported above is already an existing alternate director／director in the company at the time of the above appointment
☐ 是 Yes
☐ 否 No

(註 Note 22)

提示 Advisory Note

所有公司董事均應閱讀公司註冊處編製的《有關董事責任的非法定指引》的最新版本，並熟悉該指引所概述的董事一般責任。
All directors of the company are advised to read the latest version of the 'Non-Statutory Guidelines on Directors' Duties' published by the Companies Registry and acquaint themselves with the general duties of directors outlined in the Guidelines.

(註 Note 22) **出任董事職位同意書 Consent to Act as Director**

本人謹代表上述公司確認，上述公司同意出任公司的董事／候補董事*。
I, acting on behalf of the above named company, confirm that the above company consents to act as a director／alternate director* of this company.

簽署 Signed : ______________________
法人團體董事的董事／秘書／獲授權人士*
Director／Secretary／Authorized Person of the Corporate Director*

本通知書包括下列續頁。**This Notification includes the following Continuation Sheet(s).**

續頁 Continuation Sheet(s)	A	B	C
頁數 Number of pages	0	0	0

(註 Note 5) 簽署 Signed : [signature]

姓名 Name : SUNG Hem Kuen
董事 Director／秘書 Secretary *

日期 Date : 4 / 11 / 2008
日 DD / 月 MM / 年 YYYY

**請刪去不適用者* *Delete whichever does not apply*

指明編號 2/2008 (修訂) (2008 年 7 月)
Specification No. 2/2008 (Revision) (July 2008)

HKE 香港交易所

Form I

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 28 February 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 6 March 2007

A. Information on Types of Listed Equity Securities

☑ Ordinary shares
☐ Equity warrants
☐ Preference shares
☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ________ Description : ________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ________ Description : ________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD): 1,500,000,000.00

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	903,583,285			
Increase/ (Decrease) during the month	Nil			
Balance at close of the month	903,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month: Granted	Exercised	Cancelled	Lapsed	Total No. of Options at close of the month	No. of New Shares Arising Therefrom
Share Option Scheme Exercise Price: HK$1.582 6,320,000	–	–	–	–	6,320,000	–
Share Option Scheme Exercise Price: HK$1.66 11,650,000	–	–	–	1,500,000	10,150,000	–

Exercise Price: Total Exercised Money During the Month (HKD) Nil

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code Subscription price					
2. ( ) Stock code Subscription price					
3. ( ) Stock code Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code Subscription price					
2. Stock code Subscription price					
3. Stock code Subscription price					

HKEx 香港交易所

Form I

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ____	Issue and allotment date : (dd/mm/yyyy)	( )	________
2.	Placing	At Price :	HKD ____	Issue and allotment date : (dd/mm/yyyy)	( )	________
3.	Bonus Issue		____	Issue and allotment date : (dd/mm/yyyy)	( )	________
4.	Scrip Dividend	At Price :	HKD ____	Issue and allotment date : (dd/mm/yyyy)	( )	________
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	________
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	( )	________
7.	Consideration Issue	At Price :	HKD ____	Issue and allotment date : (dd/mm/yyyy)	( )	________
8.	Other (Please specify) ____________	At Price :	HKD ____	Issue and allotment date : (dd/mm/yyyy)	( )	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

HKEx 香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 March 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	1203 **Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 10 April 2007

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ______ Description : ______

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ______ Description : ______

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	(2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	903,583,285			
Increase/ (Decrease) during the month	Nil			
Balance at close of the month	903,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 6,320,000	--	---	--	--	6,320,000	--
Share Option Scheme Exercise Price: HK$1.66 10,150,000	--	--	--	---	10,150,000	--

Exercise Price: Total Exercised Money During the Month (HKD) Nil

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue				No. of New Shares Arising Therefrom
1. Right Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
2. Placing	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
3. Bonus Issue	______	Issue and allotment date : (dd/mm/yyyy)	( )	________
4. Scrip Dividend	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
5. Repurchase of share		Cancellation date : (dd/mm/yyyy)	( )	________
6. Redemption of share		Redemption date : (dd/mm/yyyy)	( )	________
7. Consideration Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
8. Other (Please specify)	At Price : HKD ______ ________________	Issue and allotment date : (dd/mm/yyyy)	( )	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ____________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

HKEx 香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30 April 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	1203 **Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 3 May 2007

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ____________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ____________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	903,583,285			
Increase/ (Decrease) during the month	Nil			
Balance at close of the month	903,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month: Granted	Exercised	Cancelled	Lapsed	Total No. of Options at close of the month	No. of New Shares Arising Therefrom
Share Option Scheme Exercise Price: HK$1.582 6,320,000	--	--	--	--	6,320,000	--
Share Option Scheme Exercise Price: HK$1.66 10,150,000	--	--	--	--	10,150,000	--

Exercise Price: Total Exercised Money During the Month (HKD) Nil

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
8. Other (Please specify) ________________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ________________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

HKEx 香港交易所

RECEIVED

2009 JAN 30 A 6:21

Form I

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 May 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	1203	**Guangnan (Holdings) Limited**	
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars		
Contact Person	Joe K F Poon – Vice President		
Contact No.	2862 8522	Submit Date	5 June 2007

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ____________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ____________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	903,583,285			
Increase/ (Decrease) during the month	Nil			
Balance at close of the month	903,583,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 6,320,000	--	--	--	--	6,320,000	--
Share Option Scheme Exercise Price: HK$1.66 10,150,000	--	--	--	--	10,150,000	--

Exercise Price: Total Exercised Money During the Month (HKD) Nil

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ____	Issue and allotment date : (dd/mm/yyyy)	( )	____
2. Placing	At Price :	HKD ____	Issue and allotment date : (dd/mm/yyyy)	( )	____
3. Bonus Issue		____	Issue and allotment date : (dd/mm/yyyy)	( )	____
4. Scrip Dividend	At Price :	HKD ____	Issue and allotment date : (dd/mm/yyyy)	( )	____
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	____
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	____
7. Consideration Issue	At Price :	HKD ____	Issue and allotment date : (dd/mm/yyyy)	( )	____
8. Other (Please specify) ____	At Price :	HKD ____	Issue and allotment date : (dd/mm/yyyy)	( )	____

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

HKEx 香港交易所

RECEIVED

2009 JAN 30 A [illegible]

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30 June 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 5 July 2007

A. Information on Types of Listed Equity Securities

☑ Ordinary shares
☐ Preference shares
☐ Equity warrants
☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ________ Description : ________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ________ Description : ________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : 1,500,000,000.00

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	903,583,285			
Increase/ (Decrease) during the month	320,000			
Balance at close of the month	903,903,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month: Granted	Exercised	Cancelled	Lapsed	Total No. of Options at close of the month	No. of New Shares Arising Therefrom
Share Option Scheme Exercise Price: HK$1.582 6,320,000	--	320,000	--	--	6,000,000	320,000
Share Option Scheme Exercise Price: HK$1.66 10,150,000	--	--	--	—	10,150,000	–

Exercise Price: Total Exercised Money During the Month (HKD) HK$506,240.00

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code Subscription price					
2. ( ) Stock code Subscription price					
3. ( ) Stock code Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code Subscription price					
2. Stock code Subscription price					
3. Stock code Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
8. Other (Please specify) ____________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 July 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date **6 August 2007**

A. Information on Types of Listed Equity Securities

☑ Ordinary shares
☐ Equity warrants
☐ Preference shares
☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code :		Description :	
	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code :		Description :	
	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	(2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	903,903,285			
Increase/ (Decrease) during the month	Nil			
Balance at close of the month	903,903,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 6,000,000	--	---	--	--	6,000,000	--
Share Option Scheme Exercise Price: HK$1.66 10,150,000	--	--	--	—	10,150,000	--

Exercise Price: Total Exercised Money During the Month (HKD) Nil

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code Subscription price					
2. ( ) Stock code Subscription price					
3. ( ) Stock code Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code Subscription price					
2. Stock code Subscription price					
3. Stock code Subscription price					

Other Issues of Shares

	Type of Issue					No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
3.	Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	__________
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	( )	__________
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________
8.	Other (Please specify) ____________________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	__________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 August 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 6 September 2007

A. Information on Types of Listed Equity Securities

☑ Ordinary shares
☐ Equity warrants
☐ Preference shares
☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date)			
( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date)			
( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	903,903,285			
Increase/ (Decrease) during the month	Nil			
Balance at close of the month	903,903,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 6,000,000	--	--	--	--	6,000,000	--
Share Option Scheme Exercise Price: HK$1.66 10,150,000	--	--	--	--	10,150,000	--

Exercise Price: Total Exercised Money During the Month (HKD) Nil

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
2.	Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
3.	Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	________
4.	Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	________
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	( )	________
7.	Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
8.	Other (Please specify)	At Price : ________	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

HKEx 香港交易所

RECEIVED

2007 JAN 30 A 6:37

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30 September 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	1203 **Guangnan (Holdings) Limited**		
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars		
Contact Person	Joe K F Poon – Vice President		
Contact No.	2862 8522	Submit Date	5 October 2007

A. Information on Types of Listed Equity Securities

☑ Ordinary shares
☐ Preference shares
☐ Equity warrants
☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	903,903,285			
Increase/ (Decrease) during the month	1,500,000			
Balance at close of the month	905,403,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 6,000,000	--	1,500,000	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 10,150,000	--	--	--	---	10,150,000	--

Exercise Price: Total Exercised Money During the Month (HKD) $2,373,000.00

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

	Type of Issue					No. of New Shares Arising Therefrom
1.	Right Issue	At Price :	HKD _____	Issue and allotment date : (dd/mm/yyyy)	( )	_________
2.	Placing	At Price :	HKD _____	Issue and allotment date : (dd/mm/yyyy)	( )	_________
3.	Bonus Issue		_____	Issue and allotment date : (dd/mm/yyyy)	( )	_________
4.	Scrip Dividend	At Price :	HKD _____	Issue and allotment date : (dd/mm/yyyy)	( )	_________
5.	Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	_________
6.	Redemption of share			Redemption date : (dd/mm/yyyy)	( )	_________
7.	Consideration Issue	At Price :	HKD _____	Issue and allotment date : (dd/mm/yyyy)	( )	_________
8.	Other (Please specify) ______________	At Price :	HKD _____	Issue and allotment date : (dd/mm/yyyy)	( )	_________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

HKEx 香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 October 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name: **1203 Guangnan (Holdings) Limited**

Representative Name: Computershare Hong Kong Investor Services Limited – Share Registrars

Contact Person: Joe K F Poon – Vice President

Contact No.: 2862 8522 Submit Date: **6 November 2007**

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,403,285			
Increase/ (Decrease) during the month	Nil			
Balance at close of the month	905,403,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 4,500,000	—	—	—	—	4,500,000	—
Share Option Scheme Exercise Price: HK$1.66 10,150,000	—	—	—	—	10,150,000	—

Exercise Price: Total Exercised Money During the Month (HKD) Nil

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code Subscription price					
2. ( ) Stock code Subscription price					
3. ( ) Stock code Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code Subscription price					
2. Stock code Subscription price					
3. Stock code Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	______
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	______
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	______
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
8. Other (Please specify) ______________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______

Remarks:

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

HKEx 香港交易所

RECEIVED

2008 JAN 30 A

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30 November 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Joe K F Poon – Vice President
Contact No.	2862 8522 Submit Date 6 December 2007

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 ✓ Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,403,285			
Increase/ (Decrease) during the month	200,000			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month: Granted	Exercised	Cancelled	Lapsed	Total No. of Options at close of the month	No. of New Shares Arising Therefrom
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 10,150,000	--	200,000	--	---	9,950,000	200,000

Exercise Price: Total Exercised Money During the Month (HKD) HK$332,000

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
8. Other (Please specify) ________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Joe K F Poon

Title: Vice President – Client Services

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

香港交易所

RECEIVED

2008 JAN 30 A 6:37

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 December 2007

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203**	**Guangnan (Holdings) Limited**	
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars		
Contact Person	Julie Chu – Assistant Vice President		
Contact No.	2862 8522	Submit Date	7 January 2008

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : 1,500,000,000.00

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,603,285			
Increase/ (Decrease) during the month	--			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month: Granted	Exercised	Cancelled	Lapsed	Total No. of Options at close of the month	No. of New Shares Arising Therefrom
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 9,950,000	--	--	--	--	9,950,000	--

Exercise Price: Total Exercised Money During the Month (HKD) ____________

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
8. Other (Please specify)	At Price : ________________	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Julie Chu

Title: Assistant Vice President – Client Service

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 January 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203** **Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Julie Chu – Assistant Vice President
Contact No.	2862 8522 Submit Date **6 February 2008**

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date)			
( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date)			
( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,603,285			
Increase/ (Decrease) during the month	--			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 9,950,000	--	--	--	---	9,950,000	--

Exercise Price: Total Exercised Money During the Month (HKD) ______________

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
8. Other (Please specify)	At Price : ________	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Julie Chu

Title: Assistant Vice President – Client Service

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : **29 February 2008**

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203** **Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Julie Chu – Assistant Vice President
Contact No.	2862 8522 Submit Date **7 March 2008**

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date)			
( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date)			
( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,603,285			
Increase/ (Decrease) during the month	--			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 9,950,000	--	--	--	---	9,950,000	--

Exercise Price: Total Exercised Money During the Month (HKD) ______________

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue				No. of New Shares Arising Therefrom
1. Right Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
2. Placing	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
3. Bonus Issue	______	Issue and allotment date : (dd/mm/yyyy)	( )	________
4. Scrip Dividend	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
5. Repurchase of share		Cancellation date : (dd/mm/yyyy)	( )	________
6. Redemption of share		Redemption date : (dd/mm/yyyy)	( )	________
7. Consideration Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
8. Other (Please specify) ________________	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Julie Chu

Title: Assistant Vice President – Client Service

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

HKEx 香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 March 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203** **Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Julie Chu – Assistant Vice President
Contact No.	2862 8522 Submit Date 8 April 2008

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,603,285			
Increase/ (Decrease) during the month	--			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 9,950,000	--	--	--	~~--~~ 1,500,000	~~9,950,000~~ 8,450,000	--

Exercise Price: Total Exercised Money During the Month (HKD) ________

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code ____ Subscription price ____					
2. ( ) Stock code ____ Subscription price ____					
3. ( ) Stock code ____ Subscription price ____					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code ____ Subscription price ____					
2. Stock code ____ Subscription price ____					
3. Stock code ____ Subscription price ____					

Other Issues of Shares

Type of Issue				No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy) ( )	__________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy) ( )	__________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy) ( )	__________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy) ( )	__________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy) ( )	__________
6. Redemption of share			Redemption date : (dd/mm/yyyy) ( )	__________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy) ( )	__________
8. Other (Please specify) ____________________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy) ( )	__________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________________

Name: Julie Chu

Title: Assistant Vice President – Client Service

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30 April 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Julie Chu – Assistant Vice President
Contact No.	2862 8522 Submit Date **7 May 2008**

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,603,285			
Increase/ (Decrease) during the month	--			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 8,450,000	--	--	--	--	8,450,000	--

Exercise Price: Total Exercised Money During the Month (HKD) ______________

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
8. Other (Please specify) ________________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Julie Chu

Title: Assistant Vice President – Client Service

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 May 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203** **Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Julie Chu – Assistant Vice President
Contact No.	2862 8522 Submit Date **10 June 2008**

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,603,285			
Increase/ (Decrease) during the month	--			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 8,450,000	--	--	--	--	8,450,000	--

Exercise Price: Total Exercised Money During the Month (HKD) ____________

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code ______ Subscription price ______					
2. ( ) Stock code ______ Subscription price ______					
3. ( ) Stock code ______ Subscription price ______					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code ______ Subscription price ______					
2. Stock code ______ Subscription price ______					
3. Stock code ______ Subscription price ______					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
8. Other (Please specify) ________________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ________________________

Name: Julie Chu

Title: Assistant Vice President – Client Service

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30 June 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Julie Chu – Assistant Vice President
Contact No.	2862 8522 Submit Date **7 July 2008**

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,603,285			
Increase/ (Decrease) during the month	--			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 8,450,000	--	--	--	--	8,450,000	--

Exercise Price: Total Exercised Money During the Month (HKD) ______________________

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code ______ Subscription price ______					
2. ( ) Stock code ______ Subscription price ______					
3. ( ) Stock code ______ Subscription price ______					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code ______ Subscription price ______					
2. Stock code ______ Subscription price ______					
3. Stock code ______ Subscription price ______					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	__________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	__________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
8. Other (Please specify) ______________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Julie Chu

Title: Assistant Vice President – Client Service

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 July 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Kinny Cheung – Assistant Vice President
Contact No.	2862 8680 Submit Date **8 August 2008**

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,603,285			
Increase/ (Decrease) during the month	--			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 8,450,000	--	--	--	--	8,450,000	--

Exercise Price: Total Exercised Money During the Month (HKD) ____________

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code ____ Subscription price ____					
2. ( ) Stock code ____ Subscription price ____					
3. ( ) Stock code ____ Subscription price ____					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code ____ Subscription price ____					
2. Stock code ____ Subscription price ____					
3. Stock code ____ Subscription price ____					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
8. Other (Please specify) ____________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________

Name: Kinny Cheung

Title: Assistant Vice President – Client Service

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

HKEx 香港交易所

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 August 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Kinny Cheung – Assistant Vice President
Contact No.	2862 8680 Submit Date **5 September 2008**

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Preference shares
- ☐ Equity warrants
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,603,285			
Increase/ (Decrease) during the month	--			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month: Granted	Exercised	Cancelled	Lapsed	Total No. of Options at close of the month	No. of New Shares Arising Therefrom
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 8,450,000	--	--	--	--	8,450,000	--

Exercise Price: Total Exercised Money During the Month (HKD) ____________

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code ____ Subscription price ____					
2. ( ) Stock code ____ Subscription price ____					
3. ( ) Stock code ____ Subscription price ____					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code ____ Subscription price ____					
2. Stock code ____ Subscription price ____					
3. Stock code ____ Subscription price ____					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	__________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	__________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________
8. Other (Please specify) ____________________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	__________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______________________________

Name: Kinny Cheung

Title: Assistant Vice President – Client Service

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

RECEIVED

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30 September 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203** **Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Kinny Cheung – Assistant Vice President
Contact No.	2862 8680 Submit Date 11 November 2008

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	**3,000,000,000**	**0.50**	**1,500,000,000.00**
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	**3,000,000,000**	**0.50**	**1,500,000,000.00**

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,603,285			
Increase/ (Decrease) during the month	--			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 8,450,000	--	--	--	200,000	8,250,000	--

Exercise Price: Total Exercised Money During the Month (HKD) ______

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code Subscription price					
2. ( ) Stock code Subscription price					
3. ( ) Stock code Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code Subscription price					
2. Stock code Subscription price					
3. Stock code Subscription price					

Other Issues of Shares

Type of Issue					No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	( )	______
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	( )	______
6. Redemption of share			Redemption date : (dd/mm/yyyy)	( )	______
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______
8. Other (Please specify) ______	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	______

Remarks:

______

______

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ______

Name: Kinny Cheung

Title: Assistant Vice President – Client Service

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 31 October 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)
For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	1203	Guangnan (Holdings) Limited	
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars		
Contact Person	Kinny Cheung – Assistant Vice President		
Contact No.	2862 8680	Submit Date	11 November 2008

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : 1203 Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,603,285			
Increase/ (Decrease) during the month	--			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	--	--	4,500,000	--
Share Option Scheme Exercise Price: HK$1.66 8,250,000	--	--	--	--	8,250,000	--

Exercise Price: Total Exercised Money During the Month (HKD) __________

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( ) Stock code Subscription price					
2. ( ) Stock code Subscription price					
3. ( ) Stock code Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1. Stock code Subscription price					
2. Stock code Subscription price					
3. Stock code Subscription price					

Other Issues of Shares

Type of Issue						No. of New Shares Arising Therefrom
1. Right Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
2. Placing	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
3. Bonus Issue		______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
4. Scrip Dividend	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
5. Repurchase of share			Cancellation date : (dd/mm/yyyy)	(	)	________
6. Redemption of share			Redemption date : (dd/mm/yyyy)	(	)	________
7. Consideration Issue	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________
8. Other (Please specify) ________	At Price :	HKD ______	Issue and allotment date : (dd/mm/yyyy)	(	)	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ________________________

Name: Kinny Cheung

Title: Assistant Vice President – Client Service

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

Monthly Return On Movement of Listed Equity Securities

For the month ended (dd/mm/yyyy) : 30 November 2008

To : Information Services Department of Hong Kong Exchanges and Clearing Ltd (Fax 2521 7072)

For enquiries: Benedict Chu (Tel: 2840 3058) Tu Chi Ho (Tel: 2840 3099)

Company Code/Name	**1203 Guangnan (Holdings) Limited**
Representative Name	Computershare Hong Kong Investor Services Limited – Share Registrars
Contact Person	Kinny Cheung – Assistant Vice President
Contact No.	2862 8680 Submit Date: 4 December 2008

A. Information on Types of Listed Equity Securities

- ☑ Ordinary shares
- ☐ Equity warrants
- ☐ Preference shares
- ☐ Other Classes of shares

B. Movement in Authorised Share Capital

1. Ordinary Shares

(1) Stock Code : **1203** Description : Ordinary Shares

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month	3,000,000,000	0.50	1,500,000,000.00
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month	3,000,000,000	0.50	1,500,000,000.00

(2) Stock Code : Description :

	No. of Ordinary Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

2. Preference Shares

Stock Code : ____________ Description : ______________________________

	No. of Preference Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

3. Other Classes of Shares

Stock Code : ____________ Description : ______________________________

	No. of Other Classes of Shares	Par Value (HK$)	Authorised Share Capital (HKD)
Balance at close of preceding month			
Increase/(Decrease) (EGM approval date) ( )			
Balance at close of the month			

Total Authorised Share Capital at the end of the Month (HKD) : **1,500,000,000.00**

C. Movement in Issued Share Capital

	No. of Ordinary Shares (1)	No. of Ordinary Shares (2)	No of Preference Shares	No. of Other Classes of Shares
Balance at close of preceding month	905,603,285			
Increase/ (Decrease) during the month	--			
Balance at close of the month	905,603,285			

D. Details of Movement

Share Options

Total No. of Options at close of Preceding Month	Movement During the Month				Total No. of Options at close of the month	No. of New Shares Arising Therefrom
	Granted	Exercised	Cancelled	Lapsed		
Share Option Scheme Exercise Price: HK$1.582 4,500,000	--	--	3,000,000	--	1,500,000	--
Share Option Scheme Exercise Price: HK$1.66 8,250,000	--	--	3,200,000	--	5,050,000	--

Exercise Price: Total Exercised Money During the Month (HKD) ______

Equity Warrants

Description of Warrants (Date of Expiry - dd/mm/yyyy)	Currency of Nominal Value	Nominal Value at Close of Preceding Month	Exercised during the month	Nominal Value at close of the month	No. of New Shares Arising Therefrom
1. ( )					
Stock code					
Subscription price					
2. ( )					
Stock code					
Subscription price					
3. ( )					
Stock code					
Subscription price					

Convertibles

Class	Currency of Amount Outstanding	Amount at Close of Preceding Month	Converted during the month	Amount at close of the month	No. of New Shares Arising Therefrom
1.					
Stock code					
Subscription price					
2.					
Stock code					
Subscription price					
3.					
Stock code					
Subscription price					

Other Issues of Shares

Type of Issue				No. of New Shares Arising Therefrom
1. Right Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
2. Placing	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
3. Bonus Issue	______	Issue and allotment date : (dd/mm/yyyy)	( )	________
4. Scrip Dividend	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
5. Repurchase of share		Cancellation date : (dd/mm/yyyy)	( )	________
6. Redemption of share		Redemption date : (dd/mm/yyyy)	( )	________
7. Consideration Issue	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________
8. Other (Please specify) ________	At Price : HKD ______	Issue and allotment date : (dd/mm/yyyy)	( )	________

Remarks:

____

____

For and on behalf of
COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED
Registrars

Authorised signature: ________________________

Name: Kinny Cheung

Title: Assistant Vice President – Client Service

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GNL/1203

香港交易所

Monthly Return of Equity Issuer on Movements in Securities

For the month ended (dd/mm/yyyy) : 31 December 2008

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: Guangnan (Holdings) Limited
Date Submitted: 5 January 2009

I. Movements in Authorised Share Capital

1. Ordinary Shares

(1) Stock code : 1203 Description : Ordinary shares

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month	3,000,000,000	HK$0.50	HK$1,500,000,000.00
Increase/(decrease)	N/A		N/A
Balance at close of the month	3,000,000,000	HK$0.50	HK$1,500,000,000.00

(2) Stock code : N/A Description :

	No. of ordinary shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

2. Preference Shares

Stock code : N/A Description :

	No. of preference shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

3. Other Classes of Shares

Stock code : N/A Description :

	No. of other classes of shares	Par value *(State currency)*	Authorised share capital *(State currency)*
Balance at close of preceding month			
Increase/(decrease)			
Balance at close of the month			

Total authorised share capital at the end of the month *(State currency)* : HK$1,500,000,000.00

II. Movements in Issued Share Capital

	No. of ordinary shares (1)	No. of ordinary shares (2)	No of preference shares	No. of other classes of shares
Balance at close of preceding month	**905,603,285**	N/A	N/A	N/A
Increase/ (decrease) during the month	N/A	N/A	N/A	N/A
Balance at close of the month	**905,603,285**	N/A	N/A	N/A

III. Details of Movements in Issued Share Capital

Share Options (under Share Option Schemes of the Issuer)

Particulars of share option scheme including EGM approval date (dd/mm/yyyy) and class of shares issuable	Movement during the month: Granted	Exercised	Cancelled	Lapsed	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Exercise Price HK$1.582 (24/08/2001) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	1,500,000
2. Exercise Price HK$1.66 (11/06/2004) Ordinary shares *(Note 1)*	Nil	Nil	Nil	Nil	Nil	5,050,000
3. Exercise Price HK$0.75 (29/12/2008) Ordinary shares *(Note 1)*	9,050,000	Nil	Nil	Nil	Nil	9,050,000
				Total A. (Ordinary shares)	Nil	
				(Preference shares)	N/A	
				(Other class)	N/A	

Total funds raised during the month from exercise of options (State currency): Nil

Warrants to Issue Shares of the Issuer which are to be Listed

Description of warrants (Date of expiry - dd/mm/yyyy)	Currency of nominal value	Nominal value at close of preceding month	Exercised during the month	Nominal value at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
2. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
3. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						
4. N/A (/ /)						
Stock code (if listed)						
Class of shares issuable *(Note 1)*						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy) (/ /)						

Total B. (Ordinary shares) ________

(Preference shares) ________

(Other class) ________

Convertibles (i.e. Convertible into Shares of the Issuer which are to be Listed)

Class and description	Currency of amount outstanding	Amount at close of preceding month	Converted during the month	Amount at close of the month	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy))	(/ /)					
2. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
3. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
4. N/A						
Stock code (if listed)						
Class of shares issuable (Note 1)						
Subscription price						
EGM approval date (if applicable) (dd/mm/yyyy)	(/ /)					
			Total C. (Ordinary shares)			
			(Preference shares)			
			(Other class)			

Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be Listed, including Options (other than under Share Option Schemes)

Full particulars including EGM approval date (dd/mm/yyyy), if applicable, and class of shares issuable:	No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. N/A (/ /) shares *(Note 1)*		
2. N/A (/ /) shares *(Note 1)*		
3. N/A (/ /) shares *(Note 1)*		
Total D. (Ordinary shares)		
(Preference shares)		
(Other class)		

Other Movements in Issued Share Capital

Type of Issue				No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
1. Rights issue	At price :	State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
2. Open offer	At price :	State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
3. Placing	At price :	State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
4. Bonus issue			Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A

Type of Issue					No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
5. Scrip dividend	At price : State currency ______	Class of shares issuable *(Note 1)*	______			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		N/A	N/A
6. Repurchase of shares		Class of shares repurchased *(Note 1)*	______			
		Cancellation date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		N/A	N/A
7. Redemption of shares		Class of shares redeemed *(Note 1)*	______			
		Redemption date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		N/A	N/A
8. Consideration issue	At price : State currency ______	Class of shares issuable *(Note 1)*	______			
		Issue and allotment date : (dd/mm/yyyy)	(/ /)			
		EGM approval date: (dd/mm/yyyy)	(/ /)		N/A	N/A

Type of Issue			No. of new shares of issuer issued during the month pursuant thereto	No. of new shares of issuer which may be issued pursuant thereto as at close of the month
9. Capital reorganisation		Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
10. Other (Please specify)	At price : State currency ______	Class of shares issuable (Note 1) ______ Issue and allotment date : (dd/mm/yyyy) (/ /) EGM approval date: (dd/mm/yyyy) (/ /)	N/A	N/A
		Total E. (Ordinary shares)	N/A	
		(Preference shares)	N/A	
		(Other class)	N/A	

Total increase / (decrease) in ordinary shares during the month (i.e. Total of A to E):	(1)	N/A
	(2)	N/A
Total increase / (decrease) in preference shares during the month (i.e. Total of A to E):		N/A
Total increase / (decrease) in other classes of shares during the month (i.e. Total of A to E):		N/A

(These figures should be the same as the relevant figures under II above ("Movements in Issued Share Capital").)

Remarks (if any):

N/A

Submitted by: Sung Hem Kuen

Title: Director and Company Secretary

(Director, Secretary or other duly authorised officer)

Notes :

1. *State the class of shares (e.g. ordinary, preference or other).*

2. *If there is insufficient space, please append the prescribed continuation sheet.*

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES FOR THE ISSUE OF NEW SHARES AND REPURCHASE OF SHARES AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Friday, 6 June 2008 at 3:00 p.m. is set out on pages 20 to 23 of this document. Whether or not you intend to attend the meeting, you are requested to complete and return the form of proxy to the registered office of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for the meeting or any adjournment thereof (as the case may be). The completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting if you so wish.

9 May 2008

CONTENTS

In this document, the following expressions have the following meanings unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Friday, 6 June 2008 at 3:00 p.m.;
"Articles of Association"	the articles of association of the Company;
"Associate"	has the meaning ascribed to such term in the Listing Rules;
"Board"	the board of Directors from time to time;
"Business Day"	a day on which the Stock Exchange is open for the trading of securities;
"BVI"	the British Virgin Islands
"China" or "PRC"	the People's Republic of China
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and includes any amendments, consolidation or re-enactment thereof;
"Company"	Guangnan (Holdings) Limited 廣南(集團)有限公司, a company incorporated in Hong Kong and whose shares are listed and traded on the Stock Exchange;
"Connected Person"	has the meaning ascribed to such term in the Listing Rules;
"Directors"	the directors, including independent non-executive directors of the Company;
"Explanatory Statement"	the explanatory statement required under the Listing Rules to provide the requisite information of the Repurchase Mandate as set out in Appendix II to this document headed "Explanatory Statement";
"General Mandates"	the Repurchase Mandate and the Share Issue Mandate;
"Group"	the Company and its Subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;

"Latest Practicable Date"	5 May 2008, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Repurchase Mandate"	the proposed general mandate to be granted to the Directors to permit the repurchase of Shares of up to a maximum 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue and fully paid as at the date of passing of the relevant resolution granting such mandate;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share Issue Mandate"	the proposed general mandate to be granted to the Directors to permit the allotment and issue of new Shares in the Company equal in aggregate up to a maximum of 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate;
"Shareholder"	the registered holder of Shares;
"Shares"	ordinary shares of HK$0.5 each of the Company or such other nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of the Company from time to time;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subsidiary"	a subsidiary for the time being of the Company within the meaning of the Companies Ordinance and "Subsidiaries" shall be construed accordingly;
"Substantial Shareholder"	has the meaning ascribed thereto in the Listing Rules; and
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

Executive Directors:
LIANG Jiang *(Chairman)*
LI Li
TAN Yunbiao
SUNG Hem Kuen

Non-executive Directors:
ZHAO Leili
LUO Fanyu
HOU Zhuobing

Independent non-executive Directors:
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Registered Office:
22nd Floor
Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong

9 May 2008

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES FOR THE ISSUE OF NEW SHARES AND REPURCHASE OF SHARES AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this document is to provide you with information regarding (i) the proposed re-election of Directors; (ii) the grant of the General Mandates and the extension of the Share Issue Mandate to the Board; and (iii) to give you the notice and the proxy form for the AGM.

2. RE-ELECTION OF DIRECTORS

According to the Articles of Association, at each annual general meeting of the Company, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, the number nearest to one-third shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. In addition, there shall also be required to retire by rotation any Director (including those appointed for a specific term) who at an annual general meeting of the Company shall have been a Director for three calendar years prior to that annual general meeting and not elected or re-elected at any general meeting of the Company during that three year period notwithstanding that the total number of Directors to retire at that annual general meeting would as a result exceed one-third of the Directors for the time being. A retiring Director shall be eligible for re-election.

In accordance with Article 92 of the Articles of Association, Messrs. Li Li and Sung Hem Kuen, who were appointed as Directors of the Company after the last general meeting of the Company, shall retire at the AGM and, being eligible, offer themselves for re-election. Details of the above Directors who are required to be disclosed by the Listing Rules are set out in Appendix I to this document.

In accordance with Article 101 of the Company's Articles of Association, Mr. Liang Jiang, Mr. Luo Fanyu and Miss. Tam Wai Chu, Maria would retire by rotation at the AGM and, being eligible, offer themselves for re-election. Details of the above Directors who are required to be disclosed by the Listing Rules are set out in Appendix I to this document.

3. PROPOSED GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 7 June 2007, a general mandate was given to the Directors to issue Shares. Such mandate will lapse at the conclusion of the forthcoming AGM to be held on 6 June 2008. In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any Shares, at the AGM, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to allot, issue and deal with Shares and other securities equal in aggregate up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate. As at the Latest Practicable Date, the issued share capital of the Company comprised 905,603,285 Shares. Subject to the passing of the resolution granting the Share Issue Mandate and on the basis that no further Shares are issued or repurchased before the AGM, the Directors will be allowed to issue a maximum of 181,120,657 Shares. In accordance with the Listing Rules, the Company may not make a new issue of Shares and other securities or announce a proposed new issue of Shares and other securities for a period of 30 days after any repurchase by it of its securities, whether on the Stock Exchange or otherwise (other than the issues of Shares pursuant to the exercise of warrants, share options or similar instruments requiring the Company to issue Shares which are outstanding prior to that repurchase of its securities), without the prior approval of the Stock Exchange. The Directors wish to state that they have no present intention of issuing Shares.

4. PROPOSED GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 7 June 2007, a general mandate was given to the Directors to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming AGM to be held on 6 June 2008. At the AGM, an ordinary resolution will also be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to repurchase on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed, Shares up to a maximum of 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting the Repurchase Mandate.

The General Mandates would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of Hong Kong to be held or such mandates are revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this document. The Explanatory Statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the AGM.

5. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

6. ANNUAL GENERAL MEETING

Set out on pages 20 to 23 of this document is a notice convening the AGM. The procedures by which the Shareholders may demand a poll at a general meeting pursuant to the Articles of Association are set out in Appendix III to this document.

A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the meeting, you are requested to complete and return the form of proxy to the registered office of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for the meeting or any adjournment thereof (as the case may be). The completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting if you so wish.

7. RECOMMENDATION

The Board is of the opinion that the re-election of Directors, the granting of the General Mandates and the extension of the Share Issue Mandate to the Board are in the best interests of the Company and the Shareholders as a whole. The Board therefore recommend the Shareholders to vote in favour of each of the ordinary resolutions to be proposed at the AGM.

By Order of the Board
LIANG Jiang
Chairman

1. RE-ELECTION OF DIRECTORS

The following are the particulars, as at the Latest Practicable Date, of the five Directors to be re-elected at the AGM:

Mr. LIANG Jiang, aged 55, was appointed the Chairman of the Company in January 2002. He is also the chairman of three subsidiaries, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai") and Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"). He is also an executive director of GDH Limited ("GDH"), a substantial shareholder of the Company. Mr. Liang graduated from South China Normal University of the PRC. He holds a Master's degree in Business Administration. He worked in the municipal governments of Foshan and Zhanjiang in Guangdong Province, the PRC and acted as the administrative head of Gaoming County, secretary of Gaoming County Party Committee and secretary of Gaoming Municipal Party Committee in Guangdong Province. During the period from October 1997 to March 2000, Mr. Liang acted as the chairman of Guangdong Real Estate (Holdings) Limited. Prior to joining the Company, he was the chairman of Guangdong Assets Management Limited ("GAM") and the chairman of Guangdong Alliance Limited ("GAL"). GAM and GAL are subsidiaries of GDH.

After Mr. Liang's re-election at the AGM, he will be subject to retirement by rotation in accordance with the Articles of Association. Other than those particulars as stated herein, Mr. Liang is not related to any Director, senior management or Substantial or controlling Shareholders of the Company. Save for the Company, Mr. Liang has not held directorships in any other listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Liang was interested in 300,000 Shares in the Company and had a derivative interest in respect of 2,000,000 Shares in the Company within the meaning of Part XV of the SFO, which represents Mr. Liang's entitlement to subscribe for 2,000,000 Shares in the Company. Save as disclosed above, Mr. Liang does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Liang. His total remuneration was approximately HK$1,285,000 for the year ended 31 December 2007, which comprised the fixed annual remuneration and allowances of approximately HK$461,000, discretionary bonuses pegged to performance of HK$600,000 and a total payment of approximately HK$224,000 for other benefits. Such emoluments are determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

Saved as described below, there is no enterprise, company nor unincorporated enterprise that has been dissolved or put into liquidation (otherwise than by a members' voluntary winding up when the company was solvent) or bankruptcy or has been the object of an analogous proceeding, or has entered into any form of arrangement or composition with creditors, or has had a receiver, trustee or similar officer appointed over it during the time when Mr. Liang was one of its directors or within 12 months after his ceasing to act as one of its directors.

In December 2000, Mr. Liang was one of the directors of certain subsidiaries ("These Subsidiaries") of Guangdong Enterprises (Holdings) Limited ("GDE"). GDE was incorporated in Hong Kong on 3 June 1980. In December 1998, the Guangdong Provincial Government initiated a

comprehensive restructuring for (among others) GDE and its then subsidiaries (including These Subsidiaries) ("GDE Group"). Details of the restructuring relating to the GDE Group are disclosed in the section headed "RESTRUCTURING OF GUANGDONG ENTERPRISES (HOLDINGS) LIMITED AND NAM YUE (GROUP) CO., LIMITED IN DECEMBER 2000" in Appendix I. Details of These Subsidiaries are disclosed in the section headed "CERTAIN SUBSIDIARIES OF GUANGDONG ENTERPRISES (HOLDINGS) LIMITED" in Appendix I.

Mr. Liang was the chairman of Guangdong (H.K.) Tours Company Limited ("GD Tour") from 3 May 2002 to 17 February 2004. GD Tour was a wholly-owned subsidiary of Guangdong Investment Limited ("GDI") during the period from 6 January 1992 to 30 March 2003. GD Tour became a wholly owned subsidiary of GDH from 31 March 2003. On 12 June 2003, a petition for the winding up of GD Tour was presented to the High Court of Hong Kong (the "Court") by two creditors of GD Tour for a total indebtedness of HK$222,385,095.35 together with interest accrued thereon. The petition was heard on 6 August 2003 whereupon the winding up order was granted by the Court. On 8 December 2003 the liquidators of GD Tour were appointed. An order by the Court was made on 16 January 2004 for the winding up of GD Tour to be conducted as if it were a creditors' voluntary winding up. Total claims received by the liquidators are in the amount of approximate HK$316,000,000. The winding up of GD Tour is currently still in progress.

Both Mr. Liang and the Board are of the view that Mr. Liang's educational background, extensive experience, capabilities, character and integrity and, more importantly, the marked improvement in the performance of the Group under Mr. Liang's stewardship since his appointment as the Chairman of the Company in January 2002 are ample evidence of Mr. Liang's suitability to serve as an Executive Director of the Company. Accordingly, Mr. Liang will offer himself for re-election as a Director of the Company at the Annual General Meeting.

Save as disclosed above, in relation to the re-election of Mr. Liang as an Executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) (h) to (w) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

Mr. LI Li, aged 52, was appointed the Deputy Chairman and an Executive Director of the Company in January 2008. He is also the chairman of Guangnan Live Pigs Trading Limited, a subsidiary of the Company. Between May 2000 to July 2002, Mr. Li served as the Executive Vice Chairman of the Company. Mr. Li graduated from Sun Yat-Sen University of the PRC and South China Normal University of the PRC. He worked in Guangdong Foreign Economic Relations and Trade Committee (the "Committee") and was a deputy director of the Economic and Trade Administration Office of the Committee. Since September 1998, Mr. Li has acted as the general manager of Nam Yue Food Stuff & Aquatics Company Limited ("Nam Yue Food") and Macau Wholesale Market Nam Yue Limited ("Macau Wholesale Market"). Mr. Li is the chairman of Nam Yue Food, Macau Wholesale Market and Nam Yue Luen Fung Trading Company Limited. The three companies are indirect wholly-owned subsidiaries of GDH.

After Mr. Li's re-election at the AGM, he will be subject to retirement by rotation in accordance with the Articles of Association. Other than those particulars as stated herein, Mr. Li is not related to any Director, senior management or Substantial or controlling Shareholders of the Company. Save for the Company, Mr. Li has not held directorships in any other listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Li was interested in 1,577,000 Shares in the Company within the meaning of Part XV of the SFO. Save as disclosed above, Mr. Li does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Li. He is not currently receiving any emoluments from the Company. As an Executive Director, Mr. Li is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. His emoluments (if any) will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

Saved as described below, there is no enterprise, company nor unincorporated enterprise that has been dissolved or put into liquidation (otherwise than by a members' voluntary winding up when the company was solvent) or bankruptcy or has been the object of an analogous proceeding, or has entered into any form of arrangement or composition with creditors, or has had a receiver, trustee or similar officer appointed over it during the time when Mr. Li was one of its directors or within 12 months after his ceasing to act as one of its directors.

Since September 1998, Mr. Li has acted as the general manager of Nam Yue Food and Macau Wholesale Market. In December 1998, the Guangdong Provincial Government initiated a comprehensive restructuring for (among others) Nam Yue (Group) Co., Limited ("Nam Yue") and its then subsidiaries (including Nam Yue Food and Macau Wholesale Market) ("Nam Yue Group"). Details of the restructuring relating to the Nam Yue Group are disclosed in the section headed "RESTRUCTURING OF GUANGDONG ENTERPRISES (HOLDINGS) LIMITED AND NAM YUE (GROUP) CO., LIMITED IN DECEMBER 2000" in Appendix I. Prior to the completion of the restructuring of the Nam Yue Group, Nam Yue Food and Macau Wholesale Market were indirectly wholly-owned by the Guangdong Provincial Government. Upon the completion of the restructuring of the Nam Yue Group, Nam Yue Food and Macau Wholesale Market became indirect wholly-owned subsidiaries of GDH.

Despite Nam Yue Food and Macau Wholesale Market being solvent and had healthy financial positions prior to and during the course of the restructuring of the Nam Yue Group, Nam Yue Food and Macau Wholesale Market as the then subsidiaries of Nam Yue inevitably participated in the restructuring of the Nam Yue Group as a whole.

Mr. Li considers his educational background, extensive experience particularly in the fresh and live foodstuffs industry, capabilities, character and integrity demonstrate that he is suitable to hold and commensurate with the position as an Executive Director of the Company. Accordingly, Mr. Li will offer himself for re-election as a Director of the Company at the Annual General Meeting. The Company concurs with Mr. Li's view as mentioned.

Save as disclosed above, in relation to the re-election of Mr. Li as an Executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) (h) to (w) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

Mr. SUNG Hem Kuen, aged 34, graduated from The University of Hong Kong and holds a Bachelor's degree in Business Administration. He has experiences in auditing, accounting and corporate restructuring for over twelve years. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants in the United Kingdom. He is also an associate member of both the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Sung has worked in a major multinational certified public accountants for over 10 years. He was the assistant chief financial officer of GDI before joining the Company.

After Mr. Sung's re-election at the AGM, he will be subject to retirement by rotation in accordance with the Articles of Association. Other than those particulars as stated above, Mr. Sung is not related to any Director, senior management or substantial or controlling shareholder of the Company. Save for the Company, Mr. Sung has not held directorships in any other listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Sung does not have any interest in shares and/or underlying shares of the Company or its associated corporations within the meaning of Part XV of the SFO.

Mr. Sung has entered into a service contract with the Company. He is entitled to a total remuneration which comprises a fixed annual remuneration of HK$936,000 and a discretionary bonus pegged to performance. Such emoluments are determined by reference to job responsibilities and the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

In relation to the re-election of Mr. Sung as an Executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) (h) to (w) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

Mr. LUO Fanyu, aged 52, was appointed a Non-executive Director of the Company in May 2000. He is a director of GDH and a non-executive director of Kingway Brewery Holdings Limited ("Kingway Brewery"), a fellow subsidiary of the Company. He was a non-executive director of a fellow subsidiary of the Company, Guangdong Tannery Limited ("GD Tannery"). He joined GDE in 1987 and was responsible for its legal affairs. Prior to joining GDE, he was a judge and a deputy chief judge of the Economic Court of People's High Court of Guangdong Province. Mr. Luo graduated from the economics department of Sun Yat-Sen University of the PRC.

After Mr. Luo's re-election at the AGM, he will continue to serve on the Board for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated herein, Mr. Luo is not related to any Director, senior management or Substantial or controlling Shareholders of the Company. Save as disclosed above, Mr. Luo has not held directorships in any other listed public companies in the last three years.

As at the Latest Practicable Date, Mr. Luo was interested in 86,444 shares in Kingway Brewery and 70,000 shares in GD Tannery, and had a derivative interest in respect of 200,000 Shares in the Company within the meaning of Part XV of the SFO, which represents Mr. Luo's entitlement to subscribe for 200,000 Shares in the Company. Save as disclosed above, Mr. Luo does not have any interests in Shares and/or underling Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Luo. He did not receive any emoluments from the Company for the year 2007. As a Non-executive Director, Mr. Luo is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. His emoluments (if any) will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

Save as described below there is no enterprise, company nor unincorporated enterprise that has been dissolved or put into liquidation (otherwise than by a member's voluntary winding up when the company was solvent) or bankruptcy or has been the object of an analogous proceeding, or has entered into any form of arrangement or composition with creditors, or has had a receiver, trustee or similar officer appointed over it during the time when Mr. Luo was one of its directors or within 12 months after his ceasing to act as one of its directors.

Mr. Luo was but only an alternate director of GDE and also only during the period from 17 to 20 October 2000. GDE was incorporated in Hong Kong on 3 June 1980. Details of the restructuring of GDE are disclosed in the section headed "RESTRUCTURING OF GUANGDONG ENTERPRISES (HOLDINGS) LIMITED AND NAM YUE (GROUP) CO., LIMITED IN DECEMBER 2000" in Appendix I.

Mr. Luo considers his educational background, extensive experience, capabilities, character and integrity demonstrate that he is suitable to hold and commensurate with the position as a Non-executive Director of the Company. Accordingly, Mr. Luo will offer himself for re-election as a Director of the Company at the Annual General Meeting. The Company concurs with Mr. Luo's view as mentioned.

Save as disclosed above, in relation to the re-election of Mr. Luo as a Non-executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) (h) to (w) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

Miss TAM Wai Chu, Maria, *GBS, J.P., LL.D (Honorary), LL.B. (Hons.), Barrister-at Law*, aged 62, was appointed an Independent Non-executive Director of the Company in June 1999. She is also a non-executive director of seven other Hong Kong listed companies, namely Wing On Company

International Limited, Minmetals Land Limited, Sinopec Kantons Holdings Limited, Tong Ren Tang Technologies Company Limited, Sa Sa International Holdings Limited, Titan Petrochemicals Group Limited and Nine Dragons Paper (Holdings) Limited. Until January 2008, she was a non-executive director of eSun Holdings Limited, a Hong Kong listed company. She is also a member of the Advisory Committee on Corruption of the Independent Commission Against Corruption and a member of the Task Group on Constitutional Development of the Commission on Strategic Development. Her public duties also include being a member of the HKSAR Basic Law Committee under the Standing Committee of the National People's Congress PRC and a member of the National People's Congress PRC.

After Miss Tam's re-election at the AGM, she will continue to serve on the Board for a period of approximately 3 years until she becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated above, Miss Tam is not related to any Director, senior management or Substantial or controlling Shareholders of the Company. Save as disclosed above, Miss Tam has not held directorships in any other listed public companies in the last three years.

As at the Latest Practicable Date, Miss Tam was interested in 200,000 Shares in the Company. Save as disclosed above, Miss Tam does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Miss Tam. The total amount of Miss Tam's emoluments as an Independent Non-executive Director, members of the audit committee, compensation committee and nomination committee amounted to HK$300,000 for the year 2007. As an Independent Non-executive Director and members of the audit committee, compensation committee and nomination committee, Miss Tam is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. Her emoluments will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

In relation to the re-election of Miss Tam as an Independent Non-executive Director of the Company, there is no information which is discloseable nor is/was she involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) (h) to (w) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

2. RESTRUCTURING OF GUANGDONG ENTERPRISES (HOLDINGS) LIMITED AND NAM YUE (GROUP) CO., LIMITED IN DECEMBER 2000

By the end of 1998, as a result of a combination of the Asian economic crisis and the consequential tightening of credit and dramatic reduction in asset values, as well as excessive leverage, the GDE Group and the Nam Yue Group were in financial difficulties. Despite assistance from the Guangdong Provincial Government, it was evident that a longer term and more sustainable solution was required.

In December 1998, the Guangdong Provincial Government initiated a comprehensive restructuring ("Restructuring") for the GDE Group and Nam Yue Group. On 12 January 1999, as part of the Restructuring a proposal was made to the financial creditors of the GDE Group and the Nam Yue Group for a restructuring of their indebtedness ("Debt Restructuring"). In addition, an exchange offer was

made by GDE to the noteholders to be bound by the exchange offer memorandum dated 30 October 2000. On 21 December 2000, the GDE Group and Nam Yue formally signed, among others, the debt restructuring agreements. Bank creditors and certain significant creditors of the GDE Group and Nam Yue Group agreed to participate in the Debt Restructuring. The Debt Restructuring was a successful one resulting in agreement being reached with the financial creditors. The Debt Restructuring became effective on 22 December 2000.

3. CERTAIN SUBSIDIARIES OF GUANGDONG ENTERPRISES (HOLDINGS) LIMITED

The vast majority of the then subsidiaries of GDE participated in the Debt Restructuring in December 2000. The then subsidiaries that participated in the Debt Restructuring and in which Mr. Liang Jiang, Chairman and an Executive Director of the Company, was one of their directors in December 2000 are listed out below:

Name of Subsidiaries	Place of Incorporation	Nature of Business prior to Debt Restructuring
Guangdong Development (Holdings) Limited	Hong Kong	Investment holding
Jet Mass Industrial Limited	Hong Kong	Trading
Walsall Company Limited	Hong Kong	Import and export trade and building construction materials supplies
Well Grandy International Limited	Hong Kong	Investment holding
Guangdong Real Estate (Holdings) Limited	Hong Kong	Property investment
China Ocean Trade & Development Limited	Hong Kong	Investment holding
Guangdong Architects, Engineers & Consultants (Hong Kong) Limited	Hong Kong	Investment holding and provision of architectural consultancy service
Jetreal Investments Limited	Hong Kong	Property investment
Jetwise Development Limited	Hong Kong	Construction work and leasing of equipment
Jointure Company Limited	Hong Kong	Investment holding and provision of property management service
Mohican Company Limited	Hong Kong	Investment holding
Moon Ray Company Limited	Hong Kong	Property investment
Sino Winner Investment Limited	Hong Kong	Property investment, investment holding and provision of agency service
Techeasy Investment Limited	Hong Kong	Property development
Yue Soon Limited	Hong Kong	Property trading and others
Guangdong Silk Company Limited	Hong Kong	Investment holding

Name of Subsidiaries	Place of Incorporation	Nature of Business prior to Debt Restructuring
Jing Mei Travel & Trading Company Limited	Hong Kong	Investment holding
China Oriental International Limited	Hong Kong	Investment holding
Ever Gate Development Limited	Hong Kong	Investment holding
Glorynet Trading Company Limited	Hong Kong	Investment holding
Raster (Hong Kong) Limited (formerly Main Key Company Limited)	Hong Kong	Money lending
Mega Prosper Limited	Hong Kong	Dormant
Merroar Travel Trading Company Limited	Hong Kong	Dormant
Regal Joy Industries Limited	Hong Kong	Dormant
Guangdong Credit Limited	Hong Kong	Investment holding
Electric Assets Limited	BVI	Investment holding
Mega Star Investments Limited	Hong Kong	Trading of securities
Rise Ocean International Limited	Hong Kong	Investment Holding
Sinolink (Qianjiang) Power Enterprises Company Limited	China	Electric
Guangdong Capital Holdings Limited	Hong Kong	Investment holding
Amchamp Industrial Limited	Hong Kong	Trading & investment holding
Group Silver Development Limited	Hong Kong	Investment holding
Guangdong Funds Management Limited	Hong Kong	Fund management
Hallton Properties Limited	Hong Kong	Investment holding
Hangxin Hitech Resources Holding Limited	BVI	Investment holding
Kaman Investments Limited	Hong Kong	Property development
Pacific Regent Company Limited	Hong Kong	Dormant
Reenton Development Limited	Hong Kong	Investment holding
Soon Shing Development Limited	Hong Kong	Investment holding
Standard Paper Bag Works Limited	Hong Kong	Paper product manufacturing and sale
Topdisc Multimedia (Hong Kong) Co., Limited	Hong Kong	Investment holding
Guangdong Agriculture Company Limited	Hong Kong	Investment holding
Guangdong Agriculture (Seeds) Limited	Hong Kong	Import and export trading
Sellon Investment Limited	Hong Kong	Dormant
Senesen Industries Limited	Hong Kong	Property Investment
Gold Jet Investments Limited	Hong Kong	Investment holding

Name of Subsidiaries	Place of Incorporation	Nature of Business prior to Debt Restructuring
Guangdong Easturo (Enterprises) Limited	Hong Kong	Investment holding
Yat Faith Investment Limited	Hong Kong	Dormant
Whole Universe Investments Limited	Hong Kong	Investment holding
Gold Stand Limited	Hong Kong	Restaurant operations

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions to be proposed at the AGM in relation to the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 905,603,285 Shares. Subject to the passing of the resolution granting the Repurchase Mandate and on the basis that no further Shares are issued or repurchased before the AGM, the Company will be allowed to repurchase a maximum of 90,560,328 Shares during the period ending on the earliest of the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of Hong Kong to be held or the date upon which such authority is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders as a whole for the Directors to have a general authority from the Shareholders to enable the Company to repurchase Shares in the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

3. FUNDING OF REPURCHASES

Repurchases made pursuant to the Repurchase Mandate would be funded out of funds legally available for the purpose in accordance with the Company's memorandum of association and the Articles of Association and the applicable laws of Hong Kong.

The Directors have no present intention to repurchase any Shares and they would only exercise the power of repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31 December 2007, being the date to which the latest published audited financial statements of the Company were made up, the Directors consider that if the Repurchase Mandate were to be exercised in full at the current prevailing market value, it might have a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels (as compared with the position disclosed in the latest published audited financial statements) which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the last 12 months:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2007		
May	2.01	1.70
June	2.44	1.77
July	2.86	2.20
August	2.54	1.50
September	2.32	1.96
October	2.14	1.81
November	1.98	1.59
December	1.69	1.32
2008		
January	1.84	1.15
February	1.54	1.31
March	1.51	1.19
April	1.40	1.25
May (up to Latest Practicable Date)	1.38	1.31

5. UNDERTAKINGS OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong, and in accordance with the Company's memorandum of association and the Articles of Association.

6. DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, their Associates, have any present intention to sell any Shares to the Company or its Subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

As at the Latest Practicable Date, no Connected Persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

7. TAKEOVERS CODE

If, as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert, depending on

the level of increase in the interest of the Shareholder(s), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Company's Substantial Shareholder, GDH Limited, is holding approximately 59.23 per cent. interests in the Company as at the Latest Practicable Date and will be holding approximately 65.81 per cent. interests in the Company if the Repurchase Mandate is to be exercised in full. The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases to be made under the Repurchase Mandate and the Company has no present intention to exercise the Repurchase Mandate to such extent that the public holding of Shares would reduce to below 25 per cent. of the issued Shares.

8. REPURCHASES MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, the Company has not repurchased any Shares (whether on the Stock Exchange or otherwise).

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the AGM) pursuant to the Articles of Association.

According to Article 73 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Friday, 6 June 2008 at 3:00 p.m. for the following purposes:

1. To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2007.

2. To declare a final dividend for the year ended 31 December 2007.

3. To re-elect retiring Directors and authorise the Directors to fix the remuneration of the Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

   "**THAT**:

   (A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.50 each in the capital of the Company (the "Shares") and/or options, warrants and/or instruments carrying rights to subscribe for any Shares or securities convertible into Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

   (B) the approval in paragraph (A) of this Resolution shall be in addition to any other authorizations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors and/or employees of the Company and/or any of its subsidiaries and other eligible person (if any) of Shares or rights to acquire Shares; (iii) the exercise of rights of subscription and other eligible person (if any) or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares; or (iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on the Shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution and resolution no. 5:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

and,

"Rights Issue" means an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

6. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors during the Relevant Period (as defined above) of all the powers of the Company to repurchase the Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on

any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

(B) the aggregate nominal amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Shares in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly."

7. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** conditional upon resolutions nos. 5 and 6 set out above being duly passed, the general mandate granted to the Directors to exercise the powers of the Company to allot and issue Shares pursuant to resolution no. 5 set out above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 6 set out above, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 9 May 2008

Registered Office:
22nd Floor
Tesbury Centre
No. 24-32 Queen's Road East
Hong Kong

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting as the case may be).

3. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of joint holding.

4. The register of members of the Company will be closed from Wednesday, 4 June 2008 to Friday, 6 June 2008, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4: 00 p.m. on Tuesday, 3 June 2008.

5. A form of proxy for use at the meeting is enclosed.

6. In relation to resolution no. 5, approval is being sought from members for a general mandate to authorise the allotment of shares in the share capital of the Company. The Directors have no immediate plans to issue any new shares in the share capital of the Company pursuant to such general mandate other than shares which may fall to be issued under the share option scheme of the Company.

7. In relation to resolution no. 6, approval is being sought from members for a general mandate to repurchase shares of the Company. The Directors have no immediate plans to repurchase any shares of the Company pursuant to such general mandate.

8. In relation to resolution no. 7, approval is being sought from members to extend the general mandate to allot shares by adding repurchased shares to the 20 per cent. general mandate.

3. 如屬股份之聯名股東，在排名首位股東親身或委派代表投票後，其餘聯名持有人將無權投票。就此而言，排名先後以本公司股東名冊上就該等聯名持有股份所登記之股東排名次序為準。

4. 本公司將於二零零八年六月四日(星期三)至二零零八年六月六日(星期五)(包括首尾兩天)暫停辦理股份過戶登記手續，期間不會登記任何股份轉讓。如欲符合收取末期股息之資格，所有轉讓文件連同有關股票，必須於二零零八年六月三日(星期二)下午四時正前送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712–1716室。

5. 隨本通函附奉一份大會適用之代表委任表格。

6. 有關第5項決議案，擬徵求股東批准配發本公司股本中股份之一般授權。除根據本公司購股權計劃可能須予發行者外，董事現無計劃根據此項一般授權發行本公司股本中任何股份。

7. 有關第6項決議案，擬徵求股東批准購回本公司股份之一般授權。董事現無計劃根據此項一般授權購回本公司任何股份。

8. 有關第7項決議案，擬徵求股東擴大配發股份之一般授權，將購回股份加入20%之發行股份一般授權。

本公司證券可能上市且獲香港證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回股份，惟須符合所有適用法例及聯交所或任何其他證券交易所不時修訂之證券上市規則之規定；及

(B) 本公司獲授權根據本決議案(A)段之批准購回之本公司證券總面額，不得超過通過本決議案當日已發行股份之10%，而根據本決議案(A)段之授權須以此為限。」

7. 作為特別事項，考慮並酌情通過下列決議案為普通決議案(不論有否修訂)：

「**動議**待上述第5項及第6項決議案獲正式通過後，授予董事會行使本公司權力根據上述第5項決議案配發及行使股份之一般授權上，加入董事會根據上述第6項決議案授權可購回之本公司總面額可予配發或有條件或無條件同意配發及發行之本公司股本總面額，惟該數額不得超過本公司於通過本決議案當日股本總面額之10%。」

承董事會命
公司秘書
張慕貞

香港，二零零八年五月九日

註冊辦事處：
香港
皇后大道東24–32號
金鐘匯中心22樓

附註：

1. 凡有資格出席大會及投票之股東，可委派代表出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同委任人簽署之授權書或其他授權文件(如有)，或經由公證人證明之授權書或授權文件副本，須早於大會或其續會(視情況而定)舉行時間48小時前送達本公司之註冊辦事處，逾期無效。

(C) 本公司董事依據本決議案(A)段之批准而配發或有條件或無條件同意配發(不論依據購股權或其他方式)之股本總面額，不得超過本決議案通過當日已發行股本總面額之20%，惟依據(i)配售新股(定義見下文)；(ii)本公司任何購股權計劃或當時採納以向本公司及／或其任何附屬公司之董事及／或僱員及其他合資格人士(如有)授出或發行股份或認購本公司股份之權利之類似安排；(iii)本公司發行之任何認股權證或可兌換為股份之其他證券之條文之認購權或轉換權之行使；或(iv)任何根據本公司之章程細則配發之股份以代替全部或部份股份股息之以股代息或類似安排而配發者除外，而上述批准須受此限制；及

(D) 就本決議案及第5項決議案而言：

「有關期間」指本決議案通過日至下列任何一項較早發生之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之章程細則或中華人民共和國香港特別行政區(「香港」)任何適用法例規定本公司下屆股東週年大會須予舉行期限屆滿之日；及

(iii) 在本決議案下之授權經本公司股東在股東大會上以普通決議案撤銷或修改之日。

及，

「配售新股」乃指於本公司董事指定之期間內，向於指定記錄日期名列本公司股份股東名冊內之股份持有人按彼等當時之持股比例提呈發售股份之建議(惟須受董事會就零碎股權，或於考慮香港以外本公司任何適用地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限)。」

6. 作為特別事項，考慮並酌情通過下列決議案為普通決議案(不論有否修訂)：

「**動議**：

(A) 在本決議案(B)段之規限下，一般及無條件批准本公司董事於有關期間(定義見上文)內行使本公司一切權力，在香港聯合交易所有限公司(「聯交所」)或

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

茲通告本公司將於二零零八年六月六日(星期五)下午三時正假座香港灣仔駱克道57–73號香港華美粵海酒店地庫低層會議廳舉行股東週年大會，以便處理下列事項：

1. 接納及省覽本公司截至二零零七年十二月三十一日止財政年度之經審核綜合財務報表、本公司之董事會(「董事」)報告及本公司之核數師(「核數師」)報告。

2. 宣佈派發截至二零零七年十二月三十一日止年度之末期股息。

3. 重選退任董事及授權董事釐定董事酬金。

4. 重新委聘核數師及授權董事釐定其酬金。

5. 作為特別事項，考慮並酌情通過下列決議案為普通決議案(不論有否修訂)：

「**動議**：

(A) 在本決議案以下條文之規限下及依據香港法例第32章公司條例第57B條，一般性及無條件批准本公司董事於有關期間內行使本公司之一切權力，以發行、配發及處理額外本公司股本中每股面值0.50港元之股份(「股份」)及／或購股權、認股權證及／或附有可認購任何股份權利之契據或可轉換成股份之證券，以及作出或授予可能須行使此等權力之售股建議、協議及購股權；

(B) 本決議案(A)段之批准乃董事所獲授任何其他權力以外之權力，該決議案授權董事於有關期間內作出或授予須於有關期間內或結束後任何時間行使此等權力之售股建議、協議及購股權；

下列各段載有股東根據章程細則在本公司股東大會(包括股東週年大會)要求投票表決之程序。

根據章程細則第73條，於任何股東大會上提呈以供投票之決議案將以舉手表決方式決定，惟除非(於宣佈舉手表決之結果之前或之時)下列人士要求投票表決則作別論：

(a) 該會議之主席；或

(b) 最少三名親身出席或受委代表出席並於當時有權在大會上投票之股東；或

(c) 親身出席或受委代表出席且佔有權於會上投票之所有股東總投票權不少於十分一之任何一名或多名股東；或

(d) 親身出席或受委代表出席且持有附有大會投票權之本公司股份，其已繳足總額相當於附有該權利之所有股份已繳足總額不少於十分一之任何一名或多名股東。

眾股東可獲得或加強於本公司之控制權，而可能須根據收購守則第26條提出強制性收購之建議。

本公司之主要股東粵海控股集團有限公司於最後可行日期持有本公司約59.23%之權益，倘購回授權獲悉數行使，其將持有本公司約65.81%之權益。董事並不知悉，根據購回授權購回任何股份後將會導致收購守則所指之後果出現。本公司目前無意行使購回授權致使公眾人士持有之股份低於已發行股份之25%。

8. 本公司購回股份

於最後可行日期前六個月，本公司概無購回任何股份(無論在聯交所或以任何方式)。

4. 股價

股份於過去十二個月內每月在聯交所買賣之最高及最低價如下：

	每股	
	最高	最低
	港元	*港元*
二零零七年		
五月	2.01	1.70
六月	2.44	1.77
七月	2.86	2.20
八月	2.54	1.50
九月	2.32	1.96
十月	2.14	1.81
十一月	1.98	1.59
十二月	1.69	1.32
二零零八年		
一月	1.84	1.15
二月	1.54	1.31
三月	1.51	1.19
四月	1.40	1.25
五月(截至最後可行日期)	1.38	1.31

5. 董事之承諾

各董事已向聯交所作出承諾，在適用的情況下，彼等將根據上市規則及適用之香港法例與本公司之組織章程大綱及章程細則行使購回授權。

6. 董事及其聯繫人及關連人士

董事及(在董事作出一切合理查詢後，就董事所知)其聯繫人現時無意在購回授權獲股東批准之情況下把股份售予本公司或其附屬公司。

於最後可行日期，並無任何本公司之關連人士知會本公司，表示目前有意在購回授權獲股東批准之情況下把股份售予本公司，亦無承諾不會出售股份。

7. 收購守則

倘若因本公司購回股份而導致股東在本公司投票權比例增加，則就收購守則而言該項權益增加將被視為收購。因此，視乎該股東所增加權益之水平，該股東或行動一致之

本附錄載有上市規則要求包括在說明文件之資料，讓股東對在股東週年大會提呈有關購回授權之決議案投贊成或反對票時作出知情之決定。

1. 股本

於最後可行日期，本公司已發行股本包括905,603,285股股份。待授出購回授權之決議案獲通過後及於股東週年大會前並無進一步發行或購回股份，於直至本公司下屆股東週年大會結束、或本公司之章程細則或香港任何適用法例規定舉行下屆股東週年大會之指定期限屆滿、或本公司股東於本公司股東大會上通過普通決議案撤銷或修改該授權當日(以最早者為準)結束之期間，本公司最多可回購90,560,328股股份。

2. 購回之理由

董事相信向股東尋求一般授權使本公司可於市場購回股份，乃符合本公司及其股東之最佳利益。董事僅會於其認為符合本公司及其股東利益之情況下，方會進行購回股份。該等購回行動可使本公司之資產淨值及每股資產及／或盈利上升(視乎當時市況及資金安排而定)。

3. 購回之資金

根據購回授權進行之購回行動必須以根據本公司之組織章程大綱和章程細則及香港適用法例可合法用作該用途之資金撥付。

董事目前無意購回任何股份，彼等僅會在其認為購回符合本公司及其股東之最佳利益及彼等認為可以按有利本公司之條款購回股份之情況下，方會行使購回之權力。以本公司於二零零七年十二月三十一日(乃編製最近刊發之本公司經審核財務報表之日期)之綜合財務水平為基準，董事認為倘購回授權以現行市價獲悉數行使，可能對本公司之營運資金水平及資本負債水平構成重大負面影響。然而，如董事認為行使購回授權會對本公司而言視為適宜之不時營運資金需求或資本負債比率可能受到嚴重不利影響之情況下(比對本公司最新刊發之已經審核財務報告所披露之狀況而言)，將不會行使購回授權。

附屬公司名稱	成立地點	進行債務重組前的業務性質
粵海東歐貿業有限公司	香港	投資控股
日暉投資有限公司	香港	不活動
全球投資有限公司	香港	投資控股
金堤有限公司	香港	餐館營運

附屬公司名稱	成立地點	進行債務重組前的業務性質
真美旅遊貿易有限公司	香港	投資控股
廣東控股有限公司(前稱華奧國際有限公司)	香港	投資控股
常基發展有限公司	香港	投資控股
洋立貿易有限公司	香港	投資控股
Raster (Hong Kong) Limited (前稱盟基有限公司)	香港	放債
偉隆有限公司	香港	不活動
務實旅遊貿易有限公司	香港	不活動
豪悦實業有限公司	香港	不活動
粵海財務投資有限公司	香港	投資控股
Electric Assets Ltd.	英屬維爾京群島	投資控股
凱昇投資有限公司	香港	股票買賣
旭洋國際有限公司	香港	投資控股
中貫(黔江)電力實業有限公司	中國	電力
粵海金融控股有限公司	香港	投資控股
雅集實業有限公司	香港	貿易及投資控股
集銀發展有限公司	香港	投資控股
粵海基金管理有限公司	香港	基金管理
海爾頓置業有限公司	香港	投資控股
航新控股有限公司	英屬維爾京群島	投資控股
錦民投資有限公司	香港	物業發展
泛駿有限公司	香港	不活動
欣順發展有限公司	香港	投資控股
宣成發展有限公司	香港	投資控股
三達機制紙袋廠有限公司	香港	紙品印刷及銷售
托迪斯多媒體(香港)有限公司	香港	投資控股
粵林有限公司	香港	投資控股
粵林(種苗)有限公司	香港	出入口貿易
信安投資有限公司	香港	不活動
信盛實業有限公司	香港	物業投資
金逸投資有限公司	香港	投資控股

三十日訂立的交換要約大綱的規限下，粵海企業對票據持有人作出一項交換邀約。於二零零零年十二月二十一日，粵海企業集團及南粵正式簽訂(其中包括)債務重組協議，粵海企業集團及南粵集團的銀行債權人及若干重大債權人同意參與債務重組。債務重組成功落實，並與財務債權人達成協議，債務重組於二零零零年十二月二十二日生效。

3. 粵海企業(集團)有限公司之若干附屬公司

在二零零零年十二月，粵海企業當時大部份附屬公司均參與債務重組，在二零零零年十二月，本公司主席兼執行董事梁江先生曾擔任粵海企業若干附屬公司的其中一位董事，而該等附屬公司亦有參與債務重組，關於該等附屬公司的資料已列載如下：

附屬公司名稱	成立地點	進行債務重組前的業務性質
粵海發展(集團)有限公司	香港	投資控股
怡峰實業有限公司	香港	貿易
華捷工程有限公司	香港	出入口貿易及建築材料供應
昌駿國際有限公司	香港	投資控股
粵海地產(集團)有限公司	香港	物業投資
華洋貿易發展有限公司	香港	投資控股
廣東(香港)工程顧問有限公司	香港	投資控股及工程顧問服務
擇利置業有限公司	香港	物業投資
集華發展有限公司	香港	建築工作及儀器租賃
頌祥有限公司	香港	投資控股及物業管理服務
勁祥有限公司	香港	投資控股
Moon Ray Company Limited	香港	物業投資
中澤投資有限公司	香港	物業投資、投資控股及代理服務
德順投資有限公司	香港	物業發展
粵信有限公司	香港	物業貿易及其他
粵海絲綢有限公司	香港	投資控股

公司、北京同仁堂科技發展股份有限公司、莎莎國際控股有限公司，泰山石化集團有限公司及玖龍紙業(控股)有限公司。彼曾擔任一間香港上市公司豐德麗控股有限公司之非執行董事直至二零零八年一月。彼現為廉政公署貪污問題諮詢委員會委員及策略發展委員會政制發展專題小組委員，其他公職包括：中華人民共和國全國人民代表大會常務委員會轄下香港特別行政區基本法委員會委員及中華人民共和國全國人民代表大會香港特別行政區代表。

於譚小姐在股東週年大會上重選後，彼將在董事會繼續留任為期約三年，直至根據章程細則須再次輪值退任為止。除本文所載之詳情外，譚小姐與本公司任何董事、高層管理人員、主要股東或控股股東概無關連。除上文所披露者外，譚小姐於過去三年內並無出任其他上市公眾公司董事職位。

於最後可行日期，譚小姐擁有本公司200,000股股份之權益。除上述披露者外，譚小姐並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與譚小姐並無訂立任何服務合約。於二零零七年，譚小姐分別出任本公司獨立非執行董事、審核委員會成員、薪酬委員會成員、以及提名委員會成員之酬金總額為300,000港元。譚小姐擔任本公司上述職務有權收取可能由董事會根據章程細則批准之董事袍金及董事酬金。譚小姐之酬金將參照其職責、當時之行業市況及本公司薪酬政策、經營業績與盈利能力而釐定。

就譚小姐重選為本公司獨立非執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)(h)至(w)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

2. 粵海企業(集團)有限公司及南粵(集團)有限公司於二零零零年十二月的重組事項

於一九九八年底前，因亞洲金融風暴及由此引起的信貸緊縮、資產價值驟降和過度借貸幾項因素，粵海企業集團與南粵集團遇到財務困難。雖然獲得中國廣東省政府協助，此情況明顯地需要一個長遠及可持續的解決方法。

於一九九八年十二月，中國廣東省政府提出就粵海企業集團及南粵集團進行全面重組(「重組」)。於一九九九年一月十二日，作為重組的部份，向粵海企業集團及南粵集團的財務債權人作出關於債務重組(「債務重組」)的一項建議，此外，於二零零零年十月

於羅先生在股東週年大會上重選後，彼將在董事會繼續留任為期約三年，直至根據章程細則須再次輪值退任為止。除本文所載之詳情外，羅先生與本公司任何董事、高層管理人員、主要股東或控股股東概無關連。除上文所披露者外，羅先生於過去三年內並無出任其他上市公眾公司董事職位。

於最後可行日期，羅先生擁有金威啤酒86,444股普通股及粵海制革70,000股普通股之權益，並持有本公司200,000股股份之衍生權益（定義見證券及期貨條例第XV部），此代表羅先生有權可認購本公司200,000股股份之權利。除上述披露者外，羅先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與羅先生並無訂立任何服務合約。彼於二零零七年並無收取本公司任何酬金。羅先生擔任非執行董事，有權收取可能由董事會根據章程細則批准之董事袍金及董事酬金。羅先生之酬金（如有）將參照其職責、當時之行業市況及本公司薪酬政策、經營業績與盈利能力而釐定。

除下文所述者外，概無任何企業、公司或未註冊成立的企業於羅先生出任其一名董事期間或其不再出任其中一名董事的十二個月內遭解散或清盤（除該公司仍有償債能力時由股東自願提出自動清盤除外），或破產或成為類似法律程序的對象，或與債權人達成任何形式的償還債務安排協議或債務重整協議，或對其委任破產管理人、受託人或類似人員。

羅先生只限於在二零零零年十月十七日至二十日期間曾出任粵海企業的替代董事。粵海企業於一九八零年六月三日於香港註冊成立。有關粵海企業的重組，已載列於附錄一「粵海企業（集團）有限公司及南粵（集團）有限公司於二零零零年十二月的重組」一節之內。

羅先生認為其教育背景、豐富的經驗、才幹、個性和品格，顯示其適合及能勝任繼續擔任本公司的非執行董事。因此，羅先生將會在股東週年大會上膺選連任。本公司同意羅先生上述的觀點。

除上文所述者外，就羅先生重選為本公司非執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)(h)至(w)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

譚惠珠小姐，*金紫荊星章，太平紳士，榮譽法學博士、法學學士（榮譽）、大律師*，62歲，於一九九九年六月獲委任為本公司獨立非執行董事。譚小姐亦擔任其他七間香港上市公司的非執行董事，分別為永安國際有限公司、五礦建設有限公司、中石化冠德控股有限

除上文所述者外，就李先生重選為本公司執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)(h)至(w)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

宋咸權先生，34歲，畢業於香港大學，持有工商管理學士學位，在核數、會計和企業重組等方面擁有逾12年經驗。彼為香港會計師公會和英國特許公認會計師公會資深會員，及香港特許秘書公會和英國特許秘書及行政人員公會會員。宋先生曾於一間主要國際會計師行任職逾10年。在加入本公司前，宋先生擔任粵海投資助理財務總監。

宋先生在股東週年大會上重選後，彼將根據章程細則須輪席退任。除本文所載之詳情外，宋先生與本公司任何董事、高級管理人員、主要股東或控股股東概無關連。除本公司外，宋先生於過去三年內並無出任其他上市公眾公司董事職位。

於最後可行日期，宋先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與宋先生已訂立服務合約，彼之總酬金包括每年936,000港元之固定年度總酬金及與表現掛鈎之酌情花紅。該等酬金乃參照其職責、當時之行業市況及本公司之薪酬政策、經營業績及盈利能力而釐定。

就宋先生重選為本公司執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)(h)至(w)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

羅蕃郁先生，52歲，於二零零零年五月獲委任為本公司非執行董事，現為香港粵海董事及金威啤酒集團有限公司(「金威啤酒」)非執行董事。彼曾擔任本公司的同系附屬公司粵海制革有限公司(「粵海制革」)非執行董事。羅先生於一九八七年加入粵海企業，負責法律事務。在加入粵海企業以前，彼曾任廣東省高級人民法院經濟審判庭審判員及副庭長。羅先生畢業於中國中山大學經濟系。

於李先生在股東週年大會上重選後，彼將根據章程細則須輪值退任。除本文所載之詳情外，李先生與本公司任何董事、高層管理人員、主要股東或控股股東概無關連。除本公司外，李先生於過去三年內並無出任其他上市公眾公司董事職位。

於最後可行日期，李先生擁有本公司1,577,000股股份之權益。除上述披露者外，李先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與李先生並無訂立任何服務合約。彼並無收取本公司任何酬金。李先生擔任執行董事，有權收取可能由董事會根據章程細則批准之董事袍金及董事酬金。李先生之酬金(如有)將參照其職責、當時之行業市況及本公司之薪酬政策、經營業績與盈利能力而釐定。

除下文所述者外，概無任何企業、公司或未註冊成立之企業於李先生出任其中一名董事期間或其不再出任其中一名董事之十二個月內遭解散或清盤(除該公司仍有償債能力時由股東自願提出自動清盤除外)，或破產或成為類似法律程序的對象，或與債權人達成任何形式的償還債務安排協議或債務重整協議，或對其委任破產管理人、受託人或類似人員。

李先生於一九九八年九月起出任南粵食品及南粵鮮活商品之總經理。於一九九八年十二月，中國廣東省政府展開(其中包括)有關南粵(集團)有限公司(「南粵」)及其當時的附屬公司(包括南粵食品及南粵鮮活商品)(「南粵集團」)的重組，有關南粵集團的重組，已載列於附錄一「粵海企業(集團)有限公司及南粵(集團)有限公司於二零零零年十二月的重組」一節之內。於南粵集團重組完成以前，南粵食品及南粵鮮活商品間接由中國廣東省政府全資擁有。於南粵集團重組完成以後，南粵食品及南粵鮮活商品成為香港粵海的間接全資附屬公司。

儘管南粵食品及南粵鮮活商品於南粵集團重組之前及期間均具備償債能力及穩健的財務狀況，惟作為南粵當時的附屬公司，南粵食品及南粵鮮活商品無可避免須參與南粵集團的整體重組。

李先生認為其教育背景、特別在鮮活商品行業內的豐富經驗、才幹、個性和品格，顯示其適合及能勝任繼續擔任本公司的執行董事。因此，李先生將會在股東週年大會上膺選連任。本公司同意李先生上述的觀點。

的附屬公司(「粵海企業集團」)的重組，有關粵海企業集團的重組詳情已載於附錄一「粵海企業(集團)有限公司及南粵(集團)有限公司於二零零零年十二月的重組」一節之內。該等附屬公司的資料已載於附錄一「粵海企業(集團)有限公司之若干附屬公司」一節之內。

梁先生於二零零二年五月三日至二零零四年二月十七日期間擔任廣東(香港)旅遊有限公司(「廣東旅遊」)的董事長。於一九九二年一月六日至二零零三年三月三十日止期間，廣東旅遊為粵海投資有限公司(「粵海投資」)的全資附屬公司。廣東旅遊自二零零三年三月三十一日起成為香港粵海的全資附屬公司。廣東旅遊兩名債權人於二零零三年六月十二日就總債務222,385,095.35港元連同相關應計利息向香港高等法院(「法院」)呈請廣東旅遊清盤。呈請於二零零三年八月六日進行聆訊，法院已發出清盤令。於二零零三年十二月八日，廣東旅遊的清盤人被委任。法院於二零零四年一月十六日發出命令，命令廣東旅遊之清盤如同債權人自動清盤。清盤人共接獲約316,000,000港元的債項索償。廣東旅遊的清盤現仍在進行中。

梁先生及董事會均認為，梁先生的教育背景、豐富經驗、才幹、個性和品格以至更重要者，梁先生自二零零二年一月獲委任為本公司主席後，本集團業績在其領導下獲得顯著改善，均足以證明梁先生擔任本公司執行董事的適切性。因此梁先生將於股東週年大會上膺選連任本公司董事。

除上文所述者外，就梁先生重選為本公司執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)(h)至(w)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

李力先生，52歲，於二零零八年一月獲委任為本公司副主席兼執行董事，現時亦擔任附屬公司廣南生豬貿易有限公司之董事長。於二零零零年五月至二零零二年七月，李先生曾擔任本公司的常務副主席。李先生於中國中山大學及中國華南師範大學專科畢業。李先生曾在廣東省對外經濟貿易委員會工作，亦曾擔任廣東省對外經濟貿易委員會經貿管理處副處長。自一九九八年九月起，李先生出任澳門南粵食品水產有限公司(「南粵食品」)及澳門南粵鮮活商品批發市場有限公司(「南粵鮮活商品」)之總經理。李先生現為南粵食品、南粵鮮活商品及南粵聯豐貿易有限公司之董事長，該三間公司均為香港粵海的間接全資附屬公司。

1. 重選董事

以下為將於股東週年大會上重選之五名董事於最後可行日期之詳情：

梁江先生，55歲，於二零零二年一月獲委任為本公司主席，現時亦擔任三間附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)、中山市山海實業有限公司(「山海實業」)及中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)董事長。彼亦為主要股東粵海控股集團有限公司(「香港粵海」)常務董事。梁先生畢業於中國華南師範大學。彼持有工商管理碩士學位，曾在中國廣東省佛山市及湛江市政府工作，亦曾任廣東省高明縣縣長、縣委書記，高明市市委書記。梁先生於一九九七年十月至二零零零年三月期間擔任粵海地產(集團)有限公司董事長。在加入本公司前，梁先生曾任粵海資產管理有限公司(「粵海資產」)及廣聯有限公司(「廣聯」)董事長。粵海資產及廣聯為香港粵海的附屬公司。

梁江先生在股東週年大會上重選後，彼將根據章程細則須輪席退任。除本文所載之詳情外，梁先生與本公司任何董事、高層管理人員、主要股東或控股股東概無關連。除本公司外，梁先生於過去三年內並無出任其他上市公眾公司董事職位。

於最後可行日期，梁先生擁有本公司300,000股股份之權益，並持有本公司2,000,000股股份之衍生權益(定義見證券及期貨條例第XV部)，此代表梁先生有權認購本公司2,000,000股股份。除上述披露者外，梁先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

梁先生與本公司並無訂立任何服務合約。梁先生於截至二零零七年十二月三十一日止年度收取之酬金總計合共約1,285,000港元，當中包括每年約461,000港元之固定酬金及津貼、與表現掛鉤之酌情花紅600,000港元，以及其他福利共約224,000港元。該等酬金乃參照職責、當時之行業市況及本公司薪酬政策、經營業績與盈利能力而釐定。

除下文所述者外，概無任何企業、公司或未註冊成立的企業於梁先生出任其中一名董事期間或其不再出任其中一名董事後的十二個月內遭解散或清盤(除該公司仍有償債能力時由股東自願提出自動清盤除外)，或破產或成為類似法律程序的對象，或與債權人達成任何形式的償還債務安排協議或債務重整協議，或對其委任破產管理人、受託人或類似人員。

梁先生於二零零零年十二月期間曾擔任粵海企業(集團)有限公司(「粵海企業」)若干附屬公司(「該等附屬公司」)的其中一位董事。粵海企業於一九八零年六月三日於香港註冊成立。於一九九八年十二月，中國廣東省政府展開(其中包括)有關粵海企業及其當時

7. 推薦意見

董事會認為重選董事、授予一般授權及擴大授予董事會之股份發行授權，均符合本公司及股東之整體利益。因此，董事會建議股東投票贊成將於股東週年大會上提呈之各項普通決議案。

此致

列位股東 台照

承董事會命
主席
梁江

二零零八年五月九日

4. 建議購回股份之一般授權

本公司已在二零零七年六月七日舉行之股東週年大會上，授予董事購回股份之一般授權。該一般授權將於在二零零八年六月六日舉行之應屆股東週年大會結束時失效。於股東週年大會上亦將提呈一項普通決議案，建議向董事授予一般及無條件的授權以行使本公司之一切權力，以在聯交所或本公司證券可能上市之任何其他證券交易所購回股份，佔本公司於通過有關決議案授出購回授權當日已發行股本總面額最多10%。

一般授權將一直有效，直至本公司下屆股東週年大會結束時，或根據本公司章程細則或任何適用香港法例規定須舉行下屆股東週年大會之期限屆滿時，或該等授權經股東在股東大會以普通決議案撤銷或修訂時(以最早者為準)。

本文件附錄二載有上市規則規定須向股東寄發有關建議購回授權之說明文件。說明文件載有一切合理所需資料，以供股東就於股東週年大會上投票贊成或反對有關決議案作出知情的決定。

5. 責任聲明

本文件載有遵照上市規則的規定提供有關本公司的資料。董事共同及個別對本文件所載資料的準確性承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本文件並無遺漏任何其他事實，以致其所載的任何聲明有誤導成份。

6. 股東週年大會

召開股東週年大會之通告載於本文件第二十至二十三頁。股東於股東大會上根據章程細則要求投票表決之程序載於本文件附錄三。

本文件隨附股東週年大會適用之代表委任表格。無論 閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印備的指示填妥及交回本公司註冊辦事處，惟無論如何須於股東週年大會或其續會(視乎情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後， 閣下仍可親身出席大會，並於會上投票。

2. 重選董事

根據章程細則，於本公司每屆股東週年大會上，當時在任董事之三份一人數(或倘該數目並非三或三之倍數，則為最接近過三份之一之數目)須輪席退任。每年須退任之董事為自其上次獲選起計任期最長之董事，倘多位董事於同日成為或被選為董事，則須以抽籤決定須退任之董事(除非彼等就此自行達成協議)。此外，任何董事(包括按特定年期委任者)於本公司每屆股東週年大會上，已完成任期滿三年而未曾於過去三年的股東大會上被選或重選為董事者，均須於當屆股東週年大會上輪席退任，即使當屆股東週年大會上退任董事之人數超過當時在任董事之三份一人數。退任董事將符合資格膺選連任。

根據章程細則第92條，於本公司上屆股東週年大會後獲委任為本公司董事的李力先生及宋咸權先生將於股東週年大會上退任，惟彼等符合資格並願膺選連任。根據上市規則須予披露上述董事的詳情已載於本文件附錄一。

根據章程細則第101條，梁江先生、羅蕃郁先生及譚惠珠小姐將於股東週年大會上輪值退任，惟彼等符合資格並願膺選連任。根據上市規則須予披露上述董事的詳情已載於本文件附錄一。

3. 建議發行股份之一般授權

本公司已在二零零七年六月七日舉行之股東週年大會上，授予董事發行股份之一般授權。該一般授權將於在二零零八年六月六日舉行之應屆股東週年大會結束時失效。為使董事在有需要發行股份時可靈活酌情行事，因此於股東週年大會上將提呈一項普通決議案，建議向董事授予一般及無條件的授權以行使本公司之一切權力，以配發、發行及處理股份及其他證券，合共佔本公司於通過有關決議案授出該項授權當日已發行股本總面額最多20%。於最後可行日期，本公司已發行股本包括905,603,285股股份。待發行股份授權獲通過後及於股東週年大會前並無進一步發行或購回股份，董事最多可發行181,120,657股股份。根據上市規則，本公司在聯交所或其他地方購回本身之證券後30日內，在未經聯交所批准下不得發行新股份或其他證券，或公佈建議發行新股份或其他證券(不包括於購回該等證券前因行使發行在外之認股權證、購股權或要求本公司發行股份之類似工具而發行股份)。董事擬表明，彼等現無意發行股份。

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司
(於香港註冊成立的有限公司)
(股份代號：1203)

執行董事：
梁江*(主席)*
李力
譚云標
宋咸權

非執行董事：
趙雷力
羅蕃郁
侯卓冰

獨立非執行董事：
Gerard Joseph McMAHON
譚惠珠
李嘉強

註冊辦事處：
香港
皇后大道東
24–32號
金鐘匯中心
22樓

敬啟者：

建議重選董事，
發行新股及購回股份之一般授權
及
股東週年大會通告

1. 緒言

本文件旨在向　閣下提供有關(i)建議重選董事；(ii)向董事會授出一般授權及擴大發行股份授權；以及(iii)向　閣下提供股東週年大會的通告及代表委任表格。

「最後可行日期」	指	二零零八年五月五日，即本文件付印前確定所載若干資料之最後可行日期；
「上市規則」	指	聯交所證券上市規則；
「購回授權」	指	建議授予董事之一般授權，以供購回相等於在通過有關決議案授出該項授權當日本公司的已發行及繳足股本總面額的最高10%之股份；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「發行股份授權」	指	建議授予董事之一般授權，以供配發及發行合共相等於在通過有關決議案授出該項授權當日本公司的已發行股本總面額的最高20%之股份；
「股東」	指	股份之登記持有人；
「股份」	指	本公司每股面值0.5港元的普通股份（或本公司股本不時進行的股份拆細、合併、重新分類或重組而導致的其他面值）；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	公司條例所定義本公司當時之附屬公司，其眾數形式具有相同涵義；
「主要股東」	指	上市規則所定義者；及
「收購守則」	指	香港公司收購及合併守則。

於本文件內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零八年六月六日(星期五)下午三時正假座香港灣仔駱克道57–73號香港華美粵海酒店地庫低層會議廳舉行之股東週年大會；
「章程細則」	指	本公司之章程細則；
「聯繫人」	指	上市規則所定義者；
「董事會」	指	不時組成之董事會；
「辦公日」	指	聯交所公開買賣證券之日；
「英屬維爾京群島」	指	英屬維爾京群島
「中國」	指	中華人民共和國
「公司條例」	指	香港法例第32章公司條例，包括其修訂、綜合或重新頒佈之條文；
「本公司」	指	Guangnan (Holdings) Limited 廣南(集團)有限公司，一間於香港註冊成立的公司，其股份於聯交所上市；
「關連人士」	指	上市規則所定義者；
「董事」	指	本公司董事(包括獨立非執行董事)；
「說明文件」	指	本文件附錄二載有上市規則規定須提供有關購回授權所需資料之「說明文件」；
「一般授權」	指	購回授權及股份發行授權；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港幣，香港之法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；

目　錄

頁次

此乃要件　請即處理

閣下對本文件任何內容或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部廣南(集團)有限公司的股份，應立即將本文件連同隨附的代表委任表格送交買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦無發表聲明，並明確表示概不會就本文件全部或任何部份內容或因依賴該等內容而引致的任何損失承擔任何責任。

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

建議重選董事，
發行新股及購回股份之一般授權
及
股東週年大會通告

本公司將於二零零八年六月六日(星期五)下午三時正假座香港灣仔駱克道57–73號香港華美粵海酒店地庫低層會議廳舉行股東週年大會，大會通告載於本文件第20至第23頁。無論　閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印備的指示填妥及交回本公司註冊辦事處，惟無論如何須於股東週年大會或其續會(視乎情況而定)指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席大會，並於會上投票。

二零零八年五月九日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

CONTINUING CONNECTED TRANSACTION

FRAMEWORK AGREEMENT

Independent Financial Adviser to the Independent Board Committee and independent Shareholders of Guangnan (Holdings) Limited

CIMB

CIMB-GK Securities (HK) Limited

A letter from the Board is set out on pages 4 to 9 of this circular. A letter from the Independent Board Committee is set out on page 10 to 11 of this circular. A letter from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the independent Shareholders is set out on pages 12 to 15 of this circular.

31 December 2007

CONTENTS

In this circular, the following terms and expressions shall have the following meanings unless the context otherwise requires:

"Board"	the board of Directors;
"Company"	Guangnan (Holdings) Limited, the Shares of which are listed on the Stock Exchange;
"Continuing Connected Transaction"	the supply and sale of tinplate products by Zhongyue Posco (Qinhuangdao) pursuant to the Framework Agreement and the appointment of POSCO-China as export distributor. POSCO-China nominates POSCO-Asia to carry out the export distribution;
"Directors"	directors of the Company;
"Fee"	1.5% of free on board (FOB) Qinhuangdao price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of tinplate products supplied by Zhongyue Posco (Qinhuangdao). The FOB Qinhuangdao price is the price of tinplate only which is different from the Price as the Price may include the transportation expenses, insurance and other related expenses to be incurred for the delivery of the tinplate products from Qinhuangdao to the overseas customers;
"Framework Agreement"	the framework agreement dated 11 December 2007 entered into between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia;
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding 536,380,868 shares of the Company (approximately 59.23% of the issued share capital of the Company) as at the Latest Practicable Date;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;

"Independent Board Committee"	a committee of the Board comprising Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria, and Mr. Li Kar Keung, Caspar, being the independent non-executive Directors;
"Independent Financial Adviser"	CIMB-GK Securities (HK) Limited, a licensed corporation under the SFO to carry on Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the independent Shareholders in respect of the Continuing Connected Transaction and the annual cap in relation to the Continuing Connected Transaction;
"Latest Practicable Date"	27 December 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"POSCO"	株式會社POSCO (POSCO Co., Ltd.), a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts;
"POSCO-Asia"	POSCO Asia Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of POSCO;
"POSCO Group"	POSCO and its subsidiaries;
"POSCO-China"	浦項（中國）投資有限公司(POSCO-China Holding Corporation), a company incorporated in the PRC and a wholly-owned subsidiary of POSCO;
"Price"	the contract price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of tinplate products supplied by Zhongyue Posco (Qinhuangdao);

"PRC"	the People's Republic of China;
"SFO"	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);
"Shareholder(s)"	holder(s) of the Shares of the Company;
"Shares"	shares of HK$0.50 each in the share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States Dollar, the lawful currency of the United States of America;
"Zhongyue Posco (Qinhuangdao)"	中粵浦項（秦皇島）馬口鐵工業有限公司(Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限公司(foreign joint venture limited company) incorporated on 16 February 2007 in accordance with PRC law which is 66% indirectly owned by the Company, 24% owned by POSCO and 10% owned by POSCO-China;
"%"	per cent.

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.

The exchange rates referred above are for the use in this circular and for illustration purposes only, no representation is made or given that any amount in the currency referred above can be converted at such rate or any other rate.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Executive Directors:
Liang Jiang *(Chairman)*
Tan Yunbiao *(General Manager)*
Tsang Hon Nam *(Chief Financial Officer)*

Non-executive Directors:
Zhao Leili
Luo Fanyu
Hou Zhuobing

Independent Non-executive Directors:
Gerard Joseph McMahon
Tam Wai Chu, Maria
Li Kar Keung, Caspar

Registered office:
22nd Floor
Tesbury Centre
24-32 Queen's Road East
Hong Kong

31 December 2007

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION

FRAMEWORK AGREEMENT

1. INTRODUCTION

Reference is made to the announcement of the Company dated 11 December 2007 announcing that pursuant to a framework agreement dated 11 December 2007 entered into between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO Asia for a term of one year commencing on 1 January 2008 and renewable annually if the parties thereto do not have any written objection of such renewal on the date of expiration. The parties thereto have agreed that Zhongyue Posco (Qinhuangdao) appoints POSCO-

China as its export distributor pursuant to which Zhongyue Posco (Qinhuangdao) will supply and sell tinplate products to POSCO-China for export distribution. POSCO-China nominates POSCO-Asia to carry out the related export distribution and Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products. POSCO-China will assure that at least 35% of the tinplate products produced by Zhongyue Posco (Qinhuangdao) will be exported. Such 35% sales assurance is only a target aiming to achieve by the parties to the Framework Agreement and there will be no consequence for failure to achieve such target. Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products.

The Framework Agreement will only come into force after obtaining the approval of the independent Shareholders. The arrangement contemplated under the Framework Agreement will constitute a non-exempt continuing connected transaction of the Company under the Listing Rules, as POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao) and POSCO-Asia is a wholly-owned subsidiary of POSCO, which is a substantial shareholder of Zhongyue Posco (Qinhuangdao), therefore POSCO-Asia is also a connected person of the Company under the Listing Rules.

2. THE CONTINUING CONNECTED TRANSACTION

The consideration of (i) the tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) and (ii) the export distribution to be carried out by POSCO-Asia will be the Price minus the Fee. Such consideration will be determined based on the prevailing market rate of tinplate products and after arm's length negotiation between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia, which will be on terms no more favourable than those supplied by Zhongyue Posco (Qinhuangdao) or other members of the Group to independent third party who is a distributor of the Group. The Board considers that the supply and sale of tinplate products by Zhongyue Posco (Qinhuangdao) to POSCO-Asia will be carried out in the ordinary and usual course of business of the Group and on normal commercial terms from the perspective of the Group, and the terms of the transaction are and will be fair and reasonable and in the interests of the Shareholders as a whole.

Zhongyue Posco (Qinhuangdao) has not supplied any tinplates or tinplate related products to the POSCO Group in the past.

The consideration of the tinplate products to be purchased by POSCO-Asia will be settled by letter of credit from time to time.

Reasons for the Continuing Connected Transaction

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Posco (Qinhuangdao) to (i) supply and sell tinplate products pursuant to the Framework Agreement; and (ii) appoint POSCO-China to be its export distributor and that POSCO-China nominates POSCO-Asia to carry out the export distribution on behalf of POSCO-China, as POSCO-Asia has extensive sales network overseas and the Continuing Connected Transaction will enable the Group to better distribute the tinplate products of Zhongyue Posco (Qinhuangdao) to overseas market.

The Board considers that the Continuing Connected Transaction is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Proposed annual cap

The Board estimates that the annual cap to be paid by POSCO-Asia to Zhongyue Posco (Qinhuangdao) for the Continuing Connected Transaction will not exceed USD 107,281,000 (approximately HK$ 836,791,800) for the year ending 31 December 2008.

Such cap was determined by reference to (i) the Company's projection of the productions of the tinplate products to be manufactured by Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2008; (ii) the anticipated demand of clients of POSCO-Asia for the year ending 31 December 2008 after negotiations between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia; and (iii) the anticipated trend of the market price of tinplate products for the year ending 31 December 2008.

3. LISTING RULES IMPLICATIONS

As the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the proposed annual cap for the Continuing Connected Transaction for the year ending 31 December 2008 is more than 2.5% and more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, the Continuing Connected Transaction and the relevant annual cap is subject to the reporting, announcement and independent Shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

As:

(i) GDH holds 536,380,868 shares of the Company (approximately 59.23% of the Company's existing issued share capital) giving the right to attend and vote at the Company's Shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Continuing Connected Transaction;

(iii) the Company has obtained a written approval from GDH to approve the Continuing Connected Transaction in lieu of holding a formal Shareholder's meeting of the Company; and

(iv) the Stock Exchange has granted a waiver pursuant to Rule 14A.43 of the Listing Rules in relation to the independent Shareholder's approval requirment, no Shareholder's meeting of the Company is therefore required for the said purpose of the Listing Rules.

4. INFORMATION ON THE GROUP

Information on the Company

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuff.

Information on Zhongyue Posco (Qinhuangdao)

Zhongyue Posco (Qinhuangdao) is a non wholly-owned subsidiary of the Company and principally engaged in the manufacture and sale of tinplates and tinplate related products.

5. INFORMATION ON THE COUNTERPARTIES

Information on POSCO

POSCO is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

Information on POSCO-China

POSCO-China is a wholly-owned subsidiary of POSCO and is principally engaged in investment holding.

Information on POSCO-Asia

POSCO-Asia is a wholly-owned subsidiary of POSCO and principally engaged in trading of steel.

6. INDEPENDENT ADVICE

Independent Board Committee

An Independent Board Committee comprising the independent non-executive Directors (namely, Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria, and Mr. Li Kar Keung, Caspar) has been appointed by the Company to consider the terms of the Continuing Connected Transaction and the annual cap in relation to the Continuing Connected Transaction. The Independent Board Committee has been appointed to advise the independent Shareholders as to whether the terms of the Continuing Connected Transaction and the annual cap in relation to the Continuing Connected Transaction are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Independent Financial Adviser

The Independent Financial Adviser has been appointed by the Company to advise the Independent Board Committee and the independent Shareholders on the fairness and reasonableness of the terms of the Continuing Connected Transaction and the annual cap in relation to the Continuing Connected Transaction.

7. FURTHER INFORMATION

Your attention is drawn to (i) the letter setting out the advice from the Independent Board Committee to the independent Shareholders, which is set out on page 10 to 11 of this circular; (ii) the letter of advice from the Independent Financial Adviser setting out its advice to the Independent Board Committee and the independent Shareholders in relation to the terms of the Continuing Connected Transaction and the annual cap in relation to the Continuing Connected Transaction, which is set out on page 12 to 15 of this circular; and (iii) the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
GUANGNAN (HOLDINGS) LIMITED
Liang Jiang
Chairman

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

31 December 2007

To the independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION

FRAMEWORK AGREEMENT

We refer to the circular of the Company dated 31 December 2007 (the "Circular"), of which this letter forms part. Terms defined herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

We, being the Directors constituting the Independent Board Committee, have been appointed by the Board to advise you as to whether the Continuing Connected Transaction and the annual cap in relation to the Continuing Connected Transaction are fair and reasonable insofar as the independent Shareholders are concerned.

We wish to draw your attention to the letter from the Board, which is set out on pages 4 to 9 of the Circular, and the letter of advice from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser appointed by the Company to advise the Independent Board Committee and the independent Shareholders, setting out its advice to us in respect of the Continuing Connected Transaction and the annual cap in relation to the Continuing Connected Transaction, as set out on pages 12 to 15 of the Circular.

Having considered the terms of the Continuing Connected Transaction and the annual cap in relation to the Continuing Connected Transaction and the advice of CIMB-GK Securities (HK) Limited, we are of opinion that the terms of the Continuing Connected Transaction and the annual cap in relation to the Continuing Connected Transaction are fair and reasonable insofar as the independent Shareholders are concerned and the Continuing Connected Transaction and the annual cap in relation to the Continuing Connected Transaction are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
Independent Board Committee

Li Kar Keung, Caspar	**Gerard Joseph McMahon**	**Tam Wai Chu, Maria**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

CIMB

CIMB-GK Securities (HK) Limited

25/F Central Tower
28 Queen's Road Central
Hong Kong

31 December 2007

To the independent board committee and the independent Shareholders of Guangnan (Holdings) Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTION

We refer to our engagement as the independent financial adviser to the independent board committee and the independent shareholders in relation to the Continuing Connected Transaction and the annual cap contemplated under the Framework Agreement, details of which are contained in a circular (the "Circular") to the shareholders dated 31 December, 2007, of which this letter forms part. Terms used in this letter have the same meanings as defined in the Circular.

An independent board committee comprising Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar, being the independent non-executive Directors, has been formed to advise the independent Shareholders in relation to the Continuing Connected Transaction and the annual cap. As none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Continuing Connected Transaction and the annual cap, the Company has obtained a written approval from GDH who holds approximately 59.23% of the Company's existing issued share capital to approve the Continuing Connected Transaction and the annual cap in lieu of holding a formal shareholders' meeting of the Company. The Stock Exchange has granted the waiver pursuant to Rule 14A.43 of the Listing Rules, and no shareholders' meeting of the Company will be required to be convened for the approval of the Continuing Connected Transaction and the annual cap.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular as well as the representations made or provided by the Directors and senior management of the Company. The Directors have declared in a responsibility statement set out in the Appendix to the Circular that they jointly and severally accept full responsibility for the accuracy of the information contained and representations made in the Circular. We have also assumed that the information and the Directors' representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness

of the information and representations provided to us by the Company. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information and have taken reasonable steps to reach an informed view, to justify reliance on the accuracy of the information contained and the Directors' representations made in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company, POSCO or any of their respective subsidiaries or associates.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Continuing Connected Transaction and the annual cap, we have considered the following principal factors and reasons:

Background and rationale

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuff. Zhongyue Posco (Qinhuangdao) is a non wholly-owned subsidiary of the Company principally engaged in the manufacture and sale of tinplates and tinplate related products. POSCO is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates. POSCO-China is a wholly-owned subsidiary of POSCO and is principally engaged in investment holding.

Pursuant to the Framework Agreement which is for a term of 1 year from 1 January 2008, Zhongyue Posco (Qinhuangdao) will appoint POSCO-China as its export distributor for the sale of its tinplate products and POSCO-China will nominate POSCO-Asia to carry out the related export distribution. Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products. POSCO-Asia is a wholly-owned subsidiary of POSCO and principally engaged in trading of steel. POSCO-China will assure that at least 35% of the tinplate products produced by Zhongyue Posco (Qinhuangdao) will be exported. However, such 35% sales assurance is only a target aiming to be achieved by the parties to the Framework Agreement and there will be no consequence for failure to achieve such target.

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Posco (Qinhuangdao) to (i) supply and sell tinplate products pursuant to the Framework Agreement; and (ii) appoint POSCO-China to be its export distributor, as POSCO-Asia has extensive sales network overseas. Therefore, the Continuing Connected Transaction will enable the Group to better distribute the tinplate products of Zhongyue Posco (Qinhuangdao) to overseas market.

We have been advised by the management of the Company and noted that POSCO-Asia has an established sales network overseas which we believe would facilitate Zhongyue Posco (Qinhuangdao) to develop the overseas market. In addition, as the Continuing Connected Transaction falls within the usual and ordinary course of business of the Group, we consider that the Continuing Connected Transaction is in the interest of the Company and the Shareholders as a whole.

Basis of determination

Pursuant to the Framework Agreement, the consideration of the tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) for the export distribution to be carried out by POSCO-Asia will be the Price minus the Fee (being 1.5% of free on board (FOB) Qinuangdao price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of tinplate products supplied by Zhongyue Posco (Qinhuangdao)). The Price will be determined based on the prevailing market rate of tinplate products. The Fee will be determined after arm's length negotiation between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia, and will be on terms no more favourable than those payable by Zhongyue Posco (Quinhuangdao) or other members of the Group to independent third party who is a distributor of the Group. We have reviewed a distribution agreement entered into between the Group and an independent distribution agent and note that the Fee is no more favourable than the export distribution fee charged by the independent distribution agent.

Views

Having considered the above, we consider that the terms of the Framework Agreement are fair and reasonable so far as the Company and the independent shareholders are concerned.

The annual cap

The annual cap for the Continuing Connected Transaction will not exceed US$107,281,000 (approximately HK$836,791,800) for the year ending 31 December 2008. The Directors have determined the annual cap for the Continuing Connected Transaction with reference to the following principal factors:

- the Company's projection of the productions of the tinplate products manufactured by Zhongyue Posco (Qinhuangdao);

- the anticipated demand from clients of POSCO-Asia for the year ending 31 December 2008 after discussion between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia; and

- the anticipated trend of the market price of tinplate products for the year ending 31 December 2008.

In assessing the fairness of the annual cap, we have reviewed (i) the projected production of Zhongyue Posco (Qinhuangdao) in 2008, which is expected to reach approximately 80% of the maximum annual production capacity of Zhongyue Posco (Qinhuangdao); (ii) the anticipated demand indicated from POSCO-Asia based on the projected increase in demand of tinplate products from local and overseas customers; and (iii) the historical price trend and discussed with the management of the Company on their views on the expected price trend of tinplate in 2008 based on their market expertise in this regard.

Views

Based on the above, we are of the view that the annual cap for the Continuing Connected Transaction is fair and reasonable so far as the Company and the independent shareholders are concerned. However, as the annual cap relates to future events and are based on assumptions which may or may not remain valid for the entire period up to 31 December 2008, we express no opinion as to how closely the actual volume of the Continuing Connected Transaction corresponds with the annual cap.

RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that the Continuing Connected Transaction is in the interests of the Company and the shareholders as a whole, and that the terms thereof are of normal commercial terms, which, include the annual cap, are fair and reasonable so far as the Company and independent shareholders are concerned.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited

Alex Lau	**Flavia Hung**
Executive Vice President	*Senior Vice President*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors' interests and short positions in Shares, underlying Shares and debentures

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or, the chief executives of the Company were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

I. Long positions in ordinary shares

(i) The Company

Name of Director	Number of ordinary Shares held (personal interests)	Approximate % of issued share capital held
Liang Jiang	150,000	0.017%
Tsang Hon Nam	200,000	0.022%
Gerard Joseph McMahon	100,000	0.011%
Tam Wai Chu, Maria	200,000	0.022%

(ii) Guangdong Investment Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Hou Zhuobing	32,000	0.001%

(iii) Kingway Brewery Holdings Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	86,444	0.005%

(iv) Guangdong Tannery Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	70,000	0.013%

Note: Guangdong Investment Limited, Kingway Brewery Holdings Limited and Guangdong Tannery Limited are associated corporations of the Company within the meaning of Part XV of the SFO.

II. Long positions in options relating to Shares of the Company

Name of Director	Date of share options granted# (dd/mm/yy)	Number of share options: Held on 01/01/2007 ('000)	Number of share options: Held on Latest Practicable Date ('000)	Exercisable period of share options* (dd/mm/yy)	During the period Number of share options: Exercised ('000)	Lapsed ('000)	Cancelled ('000)	Price per Share to be paid on exercise of share options HK$
Liang Jiang	06/02/04	2,000	—	06/05/04 – 05/05/09	2,000	—	—	1.582
	09/03/06	2,000	2,000	09/06/06 – 08/03/16	—	—	—	1.660
Tan Yunbiao	06/02/04	1,500	1,500	06/05/04 – 05/05/09	—	—	—	1.582
	09/03/06	2,000	2,000	09/06/06 – 08/03/16	—	—	—	1.660
Tsang Hon Nam	09/03/06	300	300	09/06/06 – 08/03/16	—	—	—	1.660
Zhao Leili	09/03/06	200	200	09/06/06 – 08/03/16	—	—	—	1.660
Luo Fanyu	09/03/06	200	200	09/06/06 – 08/03/16	—	—	—	1.660
Gerard Joseph McMahon	09/03/06	200	200	09/06/06–08/03/16	—	—	—	1.660
Tam Wai Chu, Maria	09/03/06	200	0	09/06/06–08/03/16	200	—	—	1.660
Li Kar Keung, Caspar	09/03/06	200	200	09/06/06–08/03/16	—	—	—	1.660

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If the last day of any of the option periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Group, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or, short positions in Shares, underlying Shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant

to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or, (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

Share options of the Company

As at the Latest Practicable Date, the Company had the following outstanding share options. Each option gives the holder the right to subscribe for one Share.

		Number of share options			During the period Number of share options			
Category	Date of share options granted# (dd/mm/yy)	Held on 01/01/2007 ('000)	Held on Latest Practicable Date ('000)	Exercisable period of share options* (dd/mm/yy)	Exercised ('000)	Lapsed ('000)	Cancelled ('000)	Price per Share to be paid on exercise of share options HK$
Former Director	09/03/06	200	200	09/06/06 – 08/03/16	–	–	–	1.660
Employees and other participants	06/02/04	4,820	3,000	06/05/04 – 05/05/09	1,820	–	–	1.582
	09/03/06	6,150	4,650	09/06/06 – 08/03/16	–	1,500	–	1.660

\# The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with Company or its subsidiaries, whichever is the later.

* If the last day of any of the opinion periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Arrangements to acquire shares or debentures

Except for the share options held by the Directors as mentioned above in the section "Directors' interests and short positions in Shares, underlying Shares and debentures", as at the Latest Practicable Date, none of the Company or any of its subsidiaries, its holding companies or any subsidiary of its holding companies is a party to any arrangements to enable the Director to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial shareholders

As at the Latest Practicable Date, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital:

Name of substantial Shareholder	Number of Shares beneficially held	Approximate % of issued share capital held	Long/short positions
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note)*	536,380,868	59.23%	Long Position
GDH	536,380,868	59.23%	Long Position

Note: The attributable interest which Yue Gang has in the Company is held through its 100 per cent direct interest in GDH.

Name of subsidiaries	Name of substantial shareholders	Approximate % of issued share capital held	Long/short positions
中粵浦項（秦皇島）馬口鐵工業有限公司*	POSCO Co., Ltd.	24%	Long Position
	浦項（中國）投資有限公司*	10%	Long Position
Guangdong Guangnan Tianmei Food Development Co., Ltd. (was petitioned to court for liquidation)	廣東省食品企業集團公司*	45%	Long Position

Name of subsidiaries	Name of substantial shareholders	Approximate % of issued share capital held	Long/short positions
Guangnan (KK) Supermarket Limited (in liquidation)	Halifax Development Company Limited	12.5%	Long Position
	Red Lake Investments Limited	17.5%	Long Position
廣州經濟技術開發區廣之傑倉儲有限公司* (in liquidation)	廣東省連鎖經營協會*	20%	Long Position

* These companies do not have English company names.

Save as disclosed above, as at the Latest Practicable Date, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or, arbitration proceedings of material importance and there is no litigating or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

4. DIRECTORS' SERVICE CONTRACTS

None of the Directors has a service contract with any member of the Group that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Mr. Zhao Leili, Director of the Company, is also a director of Yue Gang and GDH. Messrs. Liang Jiang and Luo Fanyu, Directors of the Company, are also directors of GDH. GDH is a wholly-owned subsidiary of Yue Gang. Yue Gang and its subsidiaries other than the Group (the "Yue Gang Group") have a wide range of business interests which include distribution of live and fresh foodstuffs, development of properties and leasing of properties. Both the Yue Gang Group and the Group have been engaged in the businesses of distribution of live and fresh foodstuffs and properties leasing. However, the Directors of the Company do not believe that there exist any direct or indirect competition in any material respect between the businesses of the Yue Gang Group and those of the Group.

Save as disclosed in this circular, none of the Directors and their associates (as defined in the Listing Rules) have any other interests in any business which compete, or is likely to compete, with the business of the Group.

6. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date, other than those transactions which have been entered into between members of the Group and that between the Group and GDH and its subsidiaries (the "GDH Group") (being transactions disclosed or exempt from disclosure under the Listing Rules) and that the Directors are interested therein solely by virtue of their directorship in the Group and/or the GDH Group and/or the Yue Gang Group:

(a) none of the Directors had any interest, direct or indirect, in any assets which have been, since 31 December 2006, the date to which the latest published audited consolidated financial statements of the Group were made up, acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to, any member of the Group; and

(b) none of the Directors was materially interested in any contract or arrangement which is subsisting as at the Latest Practicable Date and is significant in relation to the business of the Group.

7. EXPERT

(a) The qualification of the expert who has given opinion or advice which is contained in this circular is as follows:

Name	Qualification
CIMB-GK Securities (HK) Limited	Licensed by the SFC for carrying out Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO

(b) As at the Latest Practicable Date, CIMB – GK Securities (HK) Limited did not have any shareholding in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did they have any interest, direct or indirect, in any assets which had, since 31 December 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up, been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposal of by or leased to any member of the Group.

(c) CIMB – GK Securities (HK) Limited has given and has not withdrawn written consent to the issue of this circular with the inclusion herein of its letter, and reference to its name in the form and context in which it appear.

8. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up.

9. PROCEDURE FOR DEMANDING A POLL

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the AGM) pursuant to the Articles of Association.

According to Article 73 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person or by proxy of the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder and Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

10. MISCELLANEOUS

(a) The registered office of the Company is located at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong.

(b) The share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) Mr. Tsang Hon Nam was appointed an executive Director and the financial controller of the Company in February 2004. He is the qualified accountant of the Company. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an associate of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Tsang possesses extensive experience in financial management, audit, corporate finance and corporate governance matters of both listed and unlisted companies.

(d) The secretary of the Company is Ms. Cheung Mo Ching. She was appointed the company secretary of the Company in August 1999. She holds a Bachelor's degree (Honour) in Accountancy from the City University of Hong Kong and a Master of Science degree in Finance from The Chinese University of Hong Kong. She is an associate of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. She has extensive experience in company secretarial practice, corporate regulatory compliance and corporate governance matters.

(e) The English text of this circular shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of the Company at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong during normal business hours on any weekday, except public holidays, from the date of this circular up to 31 January 2008:

(a) the memorandum and articles of association of the Company;

(b) the annual reports of the Company for, each of the two financial years ended 31 December 2006;

(c) the published interim report of the Company for the six months ended 30 June 2007;

(d) the letter dated 31 December 2007 from CIMB-GK Securities (HK) Limited to the Independent Board Committee, the text of which is set out on pages 12 to 15 of this circular;

(e) the letter of consent referred to in the paragraph headed "Expert" in this appendix;

(f) the letter from the Independent Board Committee, the text of which is set out on pages 10 to 11 of this circular;

(g) the Framework Agreement dated 11 December 2007 in relation to the Continuing Connected Transaction; and

(h) a copy of the circular.

(d) 本公司之公司秘書為張慕貞女士。張女士於一九九九年八月獲本公司委任為公司秘書。彼持有香港城市大學的會計學(榮譽)學士學位及香港中文大學的財務學理學碩士學位，且為英國特許秘書及行政人員公會及香港特許秘書公會之會員。彼對公司秘書實務、遵守企業規管及公司管治事務具備豐富經驗。

(e) 本通函之中、英文本如有歧義，概以英文本為準。

11. 備查文件

以下文件於本通函刊發日期起至二零零八年一月三十一日之期間內，於星期一至星期六(公眾假期除外)之一般營業時間內於本公司之辦事處可供查閱，地址為香港皇后大道東24-32號金鐘匯中心22樓：

(a) 本公司之組織章程大綱及章程細則；

(b) 本公司截至二零零六年十二月三十一日止兩個財政年度各年之年報；

(c) 本公司截至二零零七年六月三十日止六個月的已刊發中期報告；

(d) 聯昌國際證券(香港)有限公司日期為二零零七年十二月三十一日給獨立董事委員會的函件，全文載於本通函第12至15頁；

(e) 本附錄「專家」一段所述的同意書；

(f) 獨立董事委員會函件，全文載於本通函第10至11頁；

(g) 日期為二零零七年十二月十一日有關持續關連交易的框架協議；及

(h) 本通函副本。

9. 要求記名表決的程序

以下數段文字列出股東根據公司章程細則於本公司股東大會(包括股東周年大會)提出記名表決的程序。

根據公司章程細則73條，除非(於宣佈舉手投票或之前)提出記名表決，否則決議案將由大會以舉手方法表決：

(a) 該大會之主席；或

(b) 最少三名親身或委派代表出席並於當時有權在會上投票之股東；或

(c) 任何一名或多名親身出席大會之股東或其委任代表，而由其擁有之投票權須不少於所有有權於大會上投票之股東之總投票權之十分之一；或

(d) 任何一名或多名親身出席大會之股東或其委任代表，而由其持有附有權利可於大會上投票之本公司股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總數之十分之一。

10. 其他事項

(a) 本公司之註冊辦事處位於香港皇后大道東24-32號金鐘匯中心22樓。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(c) 曾翰南先生，於二零零四年二月獲委任為本公司執行董事兼財務總監。彼為本公司合資格會計師。曾先生畢業於香港中文大學，持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生對上市公司及非上市公司的財務管理、稽核、企業融資及公司管治均具豐富經驗。

7. 專家

(a) 以下為曾提供意見或建議之專家之資歷，其意見或建議已載入本通函內：

名稱	資歷
聯昌國際證券(香港)有限公司	根據證券及期貨條例由證監會發牌可進行第一類(證券交易)、第四類(就證券提供意見)及第六類(就企業融資提供意見)受規管活動

(b) 於最後實際可行日期，聯昌國際證券(香港)有限公司並無於本集團擁有任何股權或認購或提名他人認購本集團任何成員證券的權利(不論可否合法執行)，亦無任何資產自二零零六年十二月三十一日(即本集團最新近刊發之經審核綜合財務報表之截算日期)獲本集團任何成員公司收購、出售或租賃，或建議由本集團任何成員公司收購、出售或租賃。

(c) 聯昌國際證券(香港)有限公司已出具書面同意有關將其函件載入本通函並以其出現的形式及涵義提及其名稱，且並無撤回其同意。

8. 重大不利轉變

於最後實際可行日期，董事並不知悉本公司自二零零六年十二月三十一日以來(即本集團最新近刊發之經審核綜合財務報表之截算日期)，其財務或貿易狀況出現重大不利轉變。

5. 董事於競爭業務之權益

本公司董事趙雷力先生亦為粵港及粵海控股之董事。本公司董事梁江先生及羅蕃郁先生亦為粵海控股之董事。粵海控股為粵港之全資附屬公司。粵港及其附屬公司(本集團以外)(「粵港集團」)擁有多元化之業務權益，其中包括分銷鮮活食品、物業發展及物業租賃。粵港集團及本集團均從事分銷鮮活食品及物業租賃業務。然而，董事並不認為粵港集團之任何業務在任何重大方面與本集團之業務存在任何直接或間接之競爭。

除本通函所披露者外，概無董事及彼等之聯繫人士(定義見上市規則)於與本集團業務競爭或可能競爭之任何業務中擁有任何其他權益。

6. 董事之其他權益

於最後實際可行日期，除本集團成員公司之間及本集團與粵海控股及其附屬公司(「粵海控股集團」)之間進行之交易(根據上市規則披露或豁免披露之交易)，以及董事僅作為本集團及／或粵海控股集團／或粵港集團之董事而擁有之權益外：

(a) 概無董事於本集團任何成員公司自二零零六年十二月三十一日(本集團最新近刊發之經審核綜合財務報表之截算日期)以來收購、出售或租賃或擬收購、出售或租賃之任何資產中，直接或間接擁有任何權益；及

(b) 概無董事於最後實際可行日期仍然生效且對本集團之業務屬重大之任何合約或安排中擁有重大權益。

附屬公司名稱	主要股東名稱	所持已發行股本概約百分比	好倉／淡倉
廣南(KK)超級市場有限公司(清盤中)	Halifax Development Company Limited	12.5%	好倉
	紅湖投資有限公司	17.5%	好倉
廣州經濟技術開發區廣之傑倉儲有限公司(清盤中)	廣東省連鎖經營協會	20%	好倉

除上文所披露者外，於最後實際可行日期，概無任何人士(本公司董事或行政總裁除外)知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上之權益，或擁有相關股本之任何購股權。

3. 訴訟

於最後實際可行日期，本集團各成員公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團各成員公司亦無任何懸而待決或面臨威脅之重大訴訟或索償。

4. 董事服務合約

董事概無與本集團任何成員公司訂立不可於一年內予以終止而毋須賠償(法定賠償除外)之服務合約。

主要股東

於最後實際可行日期，就本公司任何董事或行政總裁所知，以下人士(本公司董事及行政總裁除外)於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益，或擁有相關股本之任何購股權：

主要股東名稱	實益持有之股份數目	所持已發行股本概約百分比	好倉／淡倉
廣東粵港投資控股有限公司(「粵港」)*(附註)*	536,380,868	59.23%	好倉
粵海控股	536,380,868	59.23%	好倉

附註：粵港於本公司之應佔權益乃透過其於粵海控股之100%直接權益持有。

附屬公司名稱	主要股東名稱	所持已發行股本概約百分比	好倉／淡倉
中粵浦項(秦皇島)馬口鐵工業有限公司	株式會社POSCO	24%	好倉
	浦項(中國)投資有限公司	10%	好倉
廣東廣南天美食品發展有限公司(被入稟法院申請清盤)	廣東省食品企業集團公司	45%	好倉

第7及8分部(包括根據證券及期貨條例之該等條文董事或行政總裁被視為或當作擁有之權益或淡倉)知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據標準守則知會本公司及聯交所。

本公司之購股權

於最後實際可行日期，本公司尚有下列未經行使之購股權。每份購股權給予持有人權利可認購一股股份。

類別	購股權授出日期#	購股權數目		購股權行使期*	期間之購股權數目			行使購股權時須支付之每股股份價格
		於2007年1月1日持有	於最後實際可行日期持有		已行使	已失效	已註銷	
	(日/月/年)	(千份)	(千份)	(日/月/年)	(千份)	(千份)	(千份)	港元
前董事	09/03/06	200	200	09/06/06 – 08/03/16	–	–	–	1.660
僱員及其他參與者	06/02/04	4,820	3,000	06/05/04 – 05/05/09	1,820	–	–	1.582
	09/03/06	6,150	4,650	09/06/06 – 08/03/16	–	1,500	–	1.660

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* 倘任何購股權期間的最後一日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

購買股份或債券之安排

除上文「董事於股份、相關股份及債券之權益及淡倉」一節內所述董事持有之購股權外，於最後實際可行日期，本公司或其任何附屬公司、其控股公司或其控股公司之任何附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

II. 於有關本公司股份之購股權之好倉

董事姓名	購股權授出日期# (日/月/年)	購股權數目 於2007年1月1日持有 (千份)	購股權數目 於最後實際可行日期持有 (千份)	購股權行使期* (日/月/年)	期間之購股權數目 已行使 (千份)	期間之購股權數目 已失效 (千份)	期間之購股權數目 已註銷 (千份)	行使購股權時須支付之每股股份價格 港元
梁江	06/02/04	2,000	—	06/05/04 – 05/05/09	2,000	—	—	1.582
	09/03/06	2,000	2,000	09/06/06 – 08/03/16	—	—	—	1.660
譚云標	06/02/04	1,500	1,500	06/05/04 – 05/05/09	—	—	—	1.582
	09/03/06	2,000	2,000	09/06/06 – 08/03/16	—	—	—	1.660
曾翰南	09/03/06	300	300	09/06/06 – 08/03/16	—	—	—	1.660
趙雷力	09/03/06	200	200	09/06/06 – 08/03/16	—	—	—	1.660
羅蓄郁	09/03/06	200	200	09/06/06 – 08/03/16	—	—	—	1.660
Gerard Joseph McMahon	09/03/06	200	200	09/06/06–08/03/16	—	—	—	1.660
譚惠珠	09/03/06	200	0	09/06/06–08/03/16	200	—	—	1.660
李嘉強	09/03/06	200	200	09/06/06–08/03/16	—	—	—	1.660

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* 倘任何購股權期間的最後一日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

除上文所披露者及由各董事以信託人身份代本集團持有本公司之附屬公司若干代名人股份外，於最後實際可行日期，本公司董事及行政總裁概無於本公司及其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何權益或淡倉，而須(i)根據證券及期貨條例第XV部

(ii) 粵海投資有限公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
侯卓冰	32,000	0.001%

(iii) 金威啤酒集團有限公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
羅蕃郁	86,444	0.005%

(iv) 粵海制革有限公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
羅蕃郁	70,000	0.013%

附註：根據證券及期貨條例第XV部之定義，粵海投資有限公司、金威啤酒集團有限公司及粵海制革有限公司均為本公司之相聯法團。

1. 責任聲明

本通函載有符合上市規則所需之詳情，旨在提供有關本集團之資料。董事願共同及個別對本通函所載資料之準確性承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載內容產生誤導。

2. 權益披露

董事於股份、相關股份及債券之權益及淡倉

於最後實際可行日期，本公司董事及行政總裁於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有如下權益及淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部(包括根據該等證券及期貨條例條文本公司董事或行政總裁被視為或當作擁有之權益或淡倉)知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則所載上市公司董事進行證券交易之標準守則(「標準守則」)知會本公司及聯交所：

I. 於普通股之好倉

(i) 本公司

董事姓名	所持普通股數目(個人權益)	佔所持已發行股本概約百分比
梁江	150,000	0.017%
曾翰南	200,000	0.022%
Gerard Joseph McMahon	100,000	0.011%
譚惠珠	200,000	0.022%

在評估年度上限的公平性時，我們已審閱(i)中粵浦項(秦皇島)於二零零八年的預測產量，預期將達到中粵浦項(秦皇島)的最高年產能約80%；(ii)浦亞實業根據本地及海外客戶對馬口鐵產品的需求預測增加而指出的預期需求；及(iii)過往價格趨勢及按 貴公司管理層的市場專業知識與彼等討論彼等對二零零八年馬口鐵預期價格趨勢的意見。

意見

根據上述因素，我們認為持續關連交易的年度上限對 貴公司及獨立股東而言公平合理。然而，由於年度上限與日後事項有關及根據直至二零零八年三月三十一日止整個期間不一定仍然有效的假設，我們對持續關連交易的實際採購量與年度上限的密切程度並無意見。

推薦建議

在考慮以上主要因素及理由後，我們認為持續關連交易符合 貴公司及股東的整體利益，而其條款為一般商業條款，與年度上限對 貴公司及獨立股東而言公平合理。

此致

廣南(集團)有限公司
獨立董事委員會及列位獨立股東 台照

代表
聯昌國際證券(香港)有限公司
行政副總裁 *高級副總裁*
劉志華 **洪琬貽**
謹上

二零零七年十二月三十一日

我們獲 貴公司管理層告知並注意到浦亞實業已建立海外銷售網絡，我們相信此有助中粵浦項(秦皇島)發展海外市場。此外，由於持續關連交易屬於 貴集團的一般及日常業務，故我們認為持續關連交易符合 貴公司及股東的整體利益。

釐定基準

根據框架協議，浦亞實業將向中粵浦項(秦皇島)購買馬口鐵產品以供浦亞實業將進行的出口經銷的代價將為該價格減該費用(即浦亞實業將與其海外客戶就銷售中粵浦項(秦皇島)供應的馬口鐵產品而訂立的每份個別銷售合同的秦皇島船上交貨價的1.5%)。該價格將根據馬口鐵產品的當時市價釐定。該費用將經中粵浦項(秦皇島)、浦項(中國)及浦亞實業公平磋商後釐定，而有關條款將不會較中粵浦項(秦皇島)或 貴集團其他成員公司向獨立第三方(為 貴集團的經銷商)支付者優厚。我們已審閱 貴集團與獨立經銷商訂立的經銷協議，並注意到該費用並不優於獨立經銷商收取的出口經銷費。

意見

經考慮上述各項，我們認為框架協議的條款對 貴公司及獨立股東而言公平合理。

年度上限

截至二零零八年十二月三十一日止年度，持續關連交易的年度上限將不超過107,281,000美元(約836,791,800港元)。董事乃經參考以下主要因素釐定持續關連交易的年度上限：

- 貴公司對中粵浦項(秦皇島)製造的馬口鐵產品的生產預測；
- 中粵浦項(秦皇島)、浦項(中國)及浦亞實業磋商後對浦亞實業的客戶於截至二零零八年十二月三十一日止年度的預期需求；及
- 截至二零零八年十二月三十一日止年度馬口鐵產品的預期市價趨勢。

設該通函所載或提及的資料及董事陳述於作出及該通函的寄發日期均真實及準確。我們並無理由懷疑 貴公司向我們提供的資料及陳述的真實性、準確性及完整性。我們亦獲董事告知並相信該通函並無遺漏重大事實。

我們認為我們已審閱足夠的資料，並已採取合理步驟以達致知情意見，支持依賴該通函所載資料及所作出董事陳述的準確性及為我們的推薦意見提供一個合理基礎。然而，我們並無對資料進行獨立核證，亦無就 貴公司、POSCO或其任何有關附屬公司或聯營公司的業務及事務狀況或前景進行任何形式的深入調查。

主要考慮因素

在達致我們對持續關連交易及年度上限的意見時，我們已考慮下列主要因素及理由：

背景及理由

貴公司及其附屬公司主要從事製造及銷售馬口鐵及馬口鐵相關產品、物業租賃以及食品代理及食品貿易。中粵浦項(秦皇島)為 貴公司的非全資附屬公司，主要從事製造及銷售馬口鐵及馬口鐵相關產品。POSCO為一間於韓國註冊成立的公司，主要從事製造及經銷鋼軋產品及鋼軋板。浦項(中國)為POSCO的全資附屬公司，主要從事投資控股。

根據由二零零八年一月一日起為期一年的框架協議，中粵浦項(秦皇島)將委任浦項(中國)為其銷售馬口鐵產品的出口經銷商，而浦項(中國)將指定浦亞實業進行有關出口經銷。中粵浦項(秦皇島)將與浦亞實業就供應及銷售馬口鐵產品訂立個別銷售合同。浦亞實業為POSCO的全資附屬公司，主要從事鋼鐵貿易。浦項(中國)將保證將會出口中粵浦項(秦皇島)生產的馬口鐵產品最少35%。然而，該35%銷售保證僅為框架協議訂約方旨在達成的目標，未能達成該目標將不會產生任何後果。

董事會認為中粵浦項(秦皇島)(i)根據框架協議供應及銷售馬口鐵產品；及(ii)委任浦項(中國)為其出口經銷商是符合本公司及股東的利益，原因為浦亞實業擁有龐大的海外銷售網絡。因此，持續關連交易將更有利本集團向海外市場經銷中粵浦項(秦皇島)的馬口鐵產品。

CIMB
聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者：

持續關連交易

我們獲委聘為獨立財務顧問，就持續關連交易及框架協議涉及的年度上限向獨立董事委員會及獨立股東提供意見，詳情載於日期為二零零七年十二月三十一日致股東的通函(「該通函」)，而本函件為一部分。本函件所用詞彙與該通函所界定的具相同涵義。

由獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成的獨立董事委員會已經成立，以就持續關連交易及年度上限向獨立股東提供意見。由於 貴公司倘舉行股東大會批准持續關連交易及年度上限但概無股東須投棄權票；而 貴公司已取得持有 貴公司現時已發行股本約59.23%的粵海控股的書面批准批准持續關連交易及年度上限而毋須舉行 貴公司的正式股東大會，聯交所已根據上市規則第14A.43條授出豁免，故 貴公司毋須舉行股東大會以批准持續關連交易及年度上限。

在達致我們的推薦建議時，我們依賴該通函所載或提及的資料及事實以及董事及 貴公司高級管理層作出或提供的陳述。董事已於該通函附錄所載的責任聲明中聲明彼等願共同及個別對該通函所載的資料及所作出的陳述的準確性承擔全部責任。我們亦假

經考慮持續關連交易的條款及持續關連交易的有關年度上限，及聯昌國際證券(香港)有限公司的意見，我們認為持續關連交易的條款及持續關連交易的有關年度上限對獨立股東而言公平合理，而持續關連交易及持續關連交易的有關年度上限符合本公司及股東的整體利益。

此致

列位獨立股東 台照

獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
李嘉強	**Gerard Joseph McMahon**	**譚惠珠**

謹上

二零零七年十二月三十一日

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

敬啟者：

持續關連交易

框架協議

茲提述本公司於二零零七年十二月三十一日刊發的通函(「該通函」)，而本函件組成一部分。除文義另有所指外，本文定義的詞彙與該通函所定義的具相同涵義。

我們為組成獨立董事委員會的董事，獲董事會委任向　閣下就持續關連交易及持續關連交易的有關年度上限對獨立股東而言是否公平合理提供意見。

我們謹請　閣下注意董事會函件(載於該通函第4至9頁)，及本公司委任的獨立財務顧問聯昌國際證券(香港)有限公司給獨立董事委員會及獨立股東載有向我們就持續關連交易及持續關連交易的有關年度上限的意見的函件(載於該通函第12至15頁)。

7. 其他資料

閣下謹請留意(i)載有獨立董事委員會給獨立股東意見的函件(載於本通函第10至11頁)；(ii)載有獨立財務顧問給獨立董事委員會及獨立股東有關持續關連交易的條款及持續關連交易的有關年度上限的意見的函件(載於本通函第12至15頁)；及(iii)本通函附錄的額外資料。

此致

列位股東 台照

承董事會命
廣南(集團)有限公司
主席
梁江
謹上

二零零七年十二月三十一日

浦項(中國)的資料

浦項(中國)為POSCO的全資附屬公司，主要從事投資控股。

浦亞實業的資料

浦亞實業為POSCO的全資附屬公司，主要從事鋼鐵貿易。

6. 獨立意見

獨立董事委員會

本公司已委任由獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成的獨立董事委員會考慮持續關連交易的條款及持續關連交易的有關年度上限。獨立董事委員會已獲委任就持續關連交易的條款及持續關連交易的有關年度上限是否符合一般商業條款、是否公平合理，以及是否符合本公司及股東的整體利益向獨立股東提供意見。

獨立財務顧問

本公司已委任獨立財務顧問就持續關連交易的條款及持續關連交易的有關年度上限的公平性及合理性向獨立董事委員會及獨立股東提供意見。

(ii) 倘若本公司召開批准持續關連交易的股東大會，概無股東須放棄投票；

(iii) 本公司已取得粵海控股對持續關連交易的書面批准，以代替舉行本公司的正式股東大會；及

(iv) 聯交所已根據上市規則第14A.43條授出豁免有關獨立股東批准的規定，因此本公司毋須根據上市規則就上述目的舉行股東大會。

4. 本集團的資料

本公司的資料

本公司及其附屬公司主要從事製造及銷售馬口鐵及馬口鐵相關產品、物業租賃以及食品代理及食品貿易。

中粵浦項(秦皇島)的資料

中粵浦項(秦皇島)為本公司的非全資附屬公司，主要從事製造及銷售馬口鐵及馬口鐵相關產品。

5. 對方的資料

POSCO的資料

POSCO為一間於韓國註冊成立的公司，主要從事製造及經銷鋼軋產品及鋼軋板，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣。

持續關連交易的理由

董事會認為中粵浦項(秦皇島)(i)根據框架協議供應及銷售馬口鐵產品；及(ii)委任浦項(中國)為其出口經銷商及浦項(中國)指定浦亞實業代表浦項(中國)進行出口經銷是符合本公司及股東的利益，原因為浦亞實業擁有龐大的海外銷售網絡，而持續關連交易將更有利本集團向海外市場經銷中粵浦項(秦皇島)的馬口鐵產品。

董事會認為持續關連交易是按一般商業條款進行，屬公平合理，且符合本公司及股東的整體利益。

建議年度上限

董事會估計截至二零零八年十二月三十一日止年度，浦亞實業將就持續關連交易而向中粵浦項(秦皇島)支付的年度上限金額將不超過107,281,000美元(約836,791,800港元)。

有關上限乃經參考(i)本公司對中粵浦項(秦皇島)將於截至二零零八年十二月三十一日止年度製造的馬口鐵產品的生產預測；(ii)中粵浦項(秦皇島)、浦項(中國)及浦亞實業磋商後對浦亞實業的客戶於截至二零零八年十二月三十一日止年度的預期需求；及(iii)截至二零零八年十二月三十一日止年度馬口鐵產品的預期市價趨勢後釐定。

3. 上市規則的含義

由於就持續關連交易於截至二零零八年十二月三十一日止年度的建議年度上限的適用百分比率(定義見上市規則第14章)超過2.5%及超過10,000,000港元，根據上市規則第14A章，持續關連交易及有關年度上限須遵守上市規則項下申報、公告及獨立股東批准的規定，並須遵守上市規則第14A.37及14A.38條的年度審閱規定。

由於：

(i) 粵海控股持有536,380,868股本公司股份(佔本公司現時已發行股本約59.23%)(該等股本賦予股東出席本公司股東大會並於會上投票的權利)；

其出口經銷商，據此，中粵浦項(秦皇島)將向浦項(中國)供應及銷售馬口鐵產品以供出口經銷。浦項(中國)指定浦亞貿業進行有關出口經銷，而中粵浦項(秦皇島)將與浦亞貿業就供應及銷售馬口鐵產品訂立個別銷售合同。浦項(中國)將保證將會出口中粵浦項(秦皇島)生產的馬口鐵產品最少35%。該35%銷售保證僅為框架協議訂約方旨在達成的目標，未能達成該目標將不會產生任何後果。中粵浦項(秦皇島)將與浦亞貿業就供應及銷售馬口鐵產品訂立個別銷售合同。

框架協議將於取得獨立股東批准後方會生效。由於浦項(中國)為中粵浦項(秦皇島)的主要股東，及浦亞貿業為POSCO的全資附屬公司，而POSCO為中粵浦項(秦皇島)的主要股東，故根據上市規則，浦亞貿業亦為本公司的關連人士，故根據上市規則，框架協議項下擬作出的安排將構成本公司的非豁免持續關連交易。

2. 持續關連交易

(i)浦亞貿業將向中粵浦項(秦皇島)購買馬口鐵產品及(ii)浦亞貿業將進行的出口經銷的代價將為該價格減該費用。該代價將根據馬口鐵產品的當時市價，並經中粵浦項(秦皇島)、浦項(中國)及浦亞貿業公平磋商後釐定，而有關條款將不會較中粵浦項(秦皇島)或本集團其他成員公司向獨立第三方(為本集團的經銷商)供應的條款優厚。董事會認為中粵浦項(秦皇島)向浦亞貿業供應及銷售馬口鐵產品將於本集團一般及日常業務以及就本集團而言按一般商業條款進行，而交易的條款屬及將屬公平合理，且符合股東的整體利益。

中粵浦項(秦皇島)過往並無向POSCO集團供應任何馬口鐵或馬口鐵相關產品。

浦亞貿業將購買馬口鐵產品的代價將不時透過信用證支付。

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

執行董事：
梁江*(主席)*
譚云標*(總經理)*
曾翰南*(財務總監)*

非執行董事：
趙雷力
羅蕃郁
侯卓冰

獨立非執行董事：
Gerard Joseph McMahon
譚惠珠
李嘉強

註冊辦公室：
香港
皇后大道東24-32號
金鐘匯中心
22樓

敬啟者：

持續關連交易
框架協議

1. 緒言

茲提述本公司於二零零七年十二月十一日刊發的公告，宣佈根據中粵浦項(秦皇島)、浦項(中國)及浦亞實業於二零零七年十二月十一日訂立由二零零八年一月一日起為期一年的框架協議，倘其訂約方於屆滿日期並無對續訂協議提出任何書面反對，則再可每年續期。其訂約方已同意中粵浦項(秦皇島)委任浦項(中國)為

「中國」	指	中華人民共和國；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東」	指	本公司股份持有人；
「股份」	指	本公司股本中每股面值0.50港元的股份；
「聯交所」	指	香港聯合交易所有限公司；
「美元」	指	美元，美利堅合眾國的法定貨幣；
「中粵浦項（秦皇島）」	指	中粵浦項(秦皇島)馬口鐵工業有限公司，一間於二零零七年二月十六日根據中國法例註冊成立的外商合資有限公司，由本公司間接擁有66%，以及由POSCO及浦項(中國)分別擁有24%及10%；
「%」	指	百分比。

港元乃按1.00美元=7.8港元的匯率兑換為美元。

上述匯率僅適用於本通函，並只作參考用途，並不表示以上述貨幣列值的任何金額可按有關匯率或任何其他匯率換算。

「獨立董事委員會」	指	由獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成的董事委員會；
「獨立財務顧問」	指	聯昌國際證券(香港)有限公司，根據證券及期貨條例可進行第一類(證券交易)、第四類(就證券提供意見)及第六類(就企業融資提供意見)證券及期貨條例受規管活動的持牌法團，為本公司委任的獨立財務顧問，就持續關連交易及持續關連交易的有關年度上限向獨立董事委員會及獨立股東提供意見；
「最後實際可行日期」	指	二零零七年十二月二十七日，即本通函付印前確定所載若干資料的最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「POSCO」	指	株式會社POSCO，一間於韓國註冊成立的公司，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣；
「浦亞實業」	指	浦亞實業有限公司，一間於香港註冊成立的有限公司，並為POSCO的全資附屬公司；
「POSCO集團」	指	POSCO及其附屬公司；
「浦項(中國)」	指	浦項(中國)投資有限公司，一間於中國註冊成立的公司，為POSCO的全資附屬公司；
「該價格」	指	浦亞實業將與其海外客戶就銷售中粵浦項(秦皇島)供應的馬口鐵產品而訂立的每份個別銷售合同的合約價格；

於本通函內，除文義另有所指外，下列詞語及詞彙具有以下涵義：

「董事會」	指	董事會；
「本公司」	指	廣南(集團)有限公司，其股份於聯交所上市；
「持續關連交易」	指	中粵浦項(秦皇島)根據框架協議供應及銷售馬口鐵產品及委任浦項(中國)為出口經銷商及浦項(中國)指定浦亞貿業進行出口經銷；
「董事」	指	本公司董事；
「該費用」	指	浦亞貿業將與其海外客戶就銷售中粵浦項(秦皇島)供應的馬口鐵產品而訂立的每份個別銷售合同的秦皇島船上交貨價的1.5%。秦皇島船上交貨價僅屬馬口鐵的價格，有別於該價格，因該價格可能包括將馬口鐵產品由秦皇島付運至海外客戶所產生的運輸費用、保險及其他相關費用；
「框架協議」	指	中粵浦項(秦皇島)、浦項(中國)及浦亞貿業於二零零七年十二月十一日訂立的框架協議；
「粵海控股」	指	粵海控股集團有限公司，一間於香港註冊成立的有限公司，為本公司的控股股東，並於最後實際可行日期持有536,380,868股本公司股份(佔本公司已發行股本約59.23%)；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港元，香港法定貨幣；
「香港」	指	中國香港特別行政區；

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何內容**有任何疑問**，應諮詢　閣下的持牌證券商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓全部名下廣南(集團)有限公司的股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

持續關連交易

框架協議

廣南(集團)有限公司
獨立董事委員會及獨立股東的
獨立財務顧問

CIMB

聯昌國際證券(香港)有限公司

董事會函件載於本通函第4至9頁。獨立董事委員會函件載本通函第10至11頁。載有獨立財務顧問聯昌國際證券(香港)有限公司向獨立董事委員會及獨立股東提供意見的函件載於本通函第12至15頁。

二零零七年十二月三十一日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

CONTINUING CONNECTED TRANSACTION

SALE OF TINPLATES AND TINPLATE RELATED PRODUCTS

Independent financial adviser to the independent board committee and independent shareholders of Guangnan (Holdings) Limited

CIMB

CIMB-GK Securities (HK) Limited

A letter from the Board is set out on pages 4 to 7 of this circular. A letter from the Independent Board Committee is set out on page 8 of this circular. A letter from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the independent Shareholders is set out on pages 9 to 12 of this circular.

23 May 2007

CONTENTS

In this circular, the following terms and expressions shall have the following meanings unless the context otherwise requires:

"Board"	the board of Directors;
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange;
"Continuing Connected Transaction"	the supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China;
"Directors"	directors of the Company;
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding approximately 59.36% of the issued share capital of the Company as at the Latest Practicable Date;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee"	a committee of the Board comprising Mr. Gerard Joseph McMahon, Mr. Li Kar Keung, Caspar and Miss Tam Wai Chu, Maria, being the independent non-executive Directors;
"Independent Financial Adviser"	CIMB-GK Securities (HK) Limited, a licensed corporation under the SFO to carry on Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the independent Shareholders in respect of the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction;
"Latest Practicable Date"	18 May 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;

"POSCO"	POSCO Co., Ltd., a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts;
"POSCO Group"	POSCO and its subsidiaries;
"POSCO-China"	浦項(中國)投資有限公司 (POSCO-China Holding Corporation), a company incorporated in the PRC and a wholly-owned subsidiary of POSCO;
"PRC"	the People's Republic of China;
"SFO"	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);
"Shareholder(s)"	holder(s) of the Shares;
"Shares"	shares of HK$0.50 each in the share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States Dollar, the lawful currency of the United States of America;
"Zhongyue Posco (Qinhuangdao)"	中粵浦項(秦皇島)馬口鐵工業有限公司 (Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限公司 (foreign joint venture limited company) incorporated on 16 February 2007 in accordance with PRC law which is 66% indirectly owned by the Company, 24% owned by POSCO and 10% owned by POSCO-China;
"Zhongyue Tinplate"	中山中粵馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a sino-foreign equity joint venture company established on 22 June 1989 in the PRC and is currently a wholly-owned subsidiary of the Company; and
"%"	per cent.

DEFINITIONS

If there is any inconsistency between the Chinese name of the entities mentioned in this circular and their English translation, the Chinese version shall prevail.

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.

The exchange rates referred above are for the use in this circular and for illustration purposes only, no representation is made or given that any amount in the currency referred above can be converted at such rate or any other rate.

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

Executive Directors:
Liang Jiang *(Chairman)*
Tan Yunbiao
Tsang Hon Nam

Non-executive Directors:
Zhao Leili
Luo Fanyu
Dong Decai
Hou Zhuobing

Independent Non-executive Directors:
Gerard Joseph McMahon
Tam Wai Chu, Maria
Li Kar Keung, Caspar

Registered office:
22nd Floor
Tesbury Centre
24–32 Queen's Road East
Hong Kong

23 May 2007

To the shareholders of the Company

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION

SALE OF TINPLATES AND TINPLATE RELATED PRODUCTS

1. INTRODUCTION

Reference is made to the announcement of the Company dated 30 April 2007 announcing that pursuant to a written supply agreement dated 27 April 2007 and entered into between Zhongyue Tinplate and POSCO-China, Zhongyue Tinplate will supply tinplates and tinplate related products to POSCO-China for a term starting from 27 April 2007 to 31 March 2008 and the Continuing Connected Transaction will only commence after obtaining the approval of the independent Shareholders. The supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules as POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao), a non wholly-owned subsidiary of the Company, and therefore POSCO-China is regarded as connected person of the Group under the Listing Rules.

2. CONTINUING CONNECTED TRANSACTION

The Group has not supplied any tinplates or tinplate related products to the POSCO Group in the past, however, as disclosed in the announcement of the Company dated 8 January 2007, the POSCO Group has been supplying and will supply blackplates, as raw materials, to Zhongyue Tinplate and Zhongyue Posco (Qinhuangdao), respectively, for production of tinplates and tinplate related products.

The price of the tinplates and tinplate related products purchased by POSCO-China from Zhongyue Tinplate will be determined based on the prevailing market rate of tinplates and tinplate related products and after arm's length negotiation between Zhongyue Tinplate and POSCO-China. The Board considers that the supply of tinplates and tinplates related products by Zhongyue Tinplate to POSCO-China, will be carried out in the ordinary and usual course of business of the Group and on normal commercial terms from the perspective of the Group, and the terms of the transaction are and will be fair and reasonable and in the interests of the Shareholders as a whole.

The consideration of the tinplates and tinplate related products purchased by POSCO-China will be settled by letter of credit or otherwise as agreed from time to time by the relevant parties.

Reasons for the continuing connected transaction

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Tinplate to supply tinplates and tinplate related products to POSCO-China, as POSCO-China is a market leader in the steel production business and the Continuing Connected Transaction will enable the Group to fully utilize its production capacity and enhance its arrangement on production planning.

The Board considers that the Continuing Connected Transaction is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Proposed annual caps

Below sets out the proposed annual caps for the purchase of tinplates and tinplate related products by POSCO-China from Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008:

	Proposed annual caps	
	Year ending 31 December 2007	Three months ending 31 March 2008
US$	21,420,000	3,213,000
(approximate HK$)	167,076,000	25,061,400

The proposed annual caps for the purchase of tinplates and tinplate related products by POSCO-China from Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008 have been determined with reference to (i) the Company's projection of the productions of the tinplates and tinplate related products manufactured by

Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008; (ii) the anticipated demand of POSCO-China in the next twelve months after negotiations between Zhongyue Tinplate and POSCO-China; and (iii) the anticipated market price of tinplates and tinplate related products in the next twelve months.

3. LISTING RULES IMPLICATIONS

As the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the proposed annual caps for the Continuing Connected Transaction for the year ending 31 December 2007 is more than 2.5% and more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, the Continuing Connected Transaction and the relevant annual cap(s) are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

As:

(i) GDH holds approximately 59.36% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Continuing Connected Transaction;

(iii) the Company has obtained a written approval from GDH to approve the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company; and

(iv) the Stock Exchange has granted a waiver pursuant to Rule 14A.43 of the Listing Rules in relation to the independent shareholders' approval requirement, no shareholders' meeting of the Company is therefore required for the said purpose of the Listing Rules.

4. INFORMATION ON THE GROUP

Information on the Company

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs.

Information on Zhongyue Tinplate

Zhongyue Tinplate is a wholly-owned subsidiary of the Company and is principally engaged in the manufacture and sale of tinplates and tinplate related products.

5. INFORMATION ON THE COUNTERPARTIES

Information on POSCO

POSCO is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

Information on POSCO-China

POSCO-China is a wholly-owned subsidiary of POSCO and a holding company to manage the subsidiaries of POSCO in the PRC.

6. INDEPENDENT ADVICE

Independent Board Committee

An Independent Board Committee comprising the independent non-executive Directors (namely, Mr. Gerard Joseph McMahon, Mr. Li Kar Keung, Caspar and Miss Tam Wai Chu, Maria) has been appointed by the Company to consider the terms of the Continuing Connected Transaction (the "Terms") and the respective caps in relation to the Continuing Connected Transaction (the "Respective Caps"). The Independent Board Committee has been appointed to advise the independent Shareholders as to whether the Terms and the Respective Caps are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Independent Financial Adviser

The Independent Financial Adviser has been appointed by the Company to advise the Independent Board Committee and the independent Shareholders on the fairness and reasonableness of the Terms and the Respective Caps.

7. FURTHER INFORMATION

Your attention is drawn to (i) the letter setting out the advice from the Independent Board Committee to the independent Shareholders, which is set out on page 8 of this circular; (ii) the letter of advice from the Independent Financial Adviser setting out its advice to the Independent Board Committee and the independent Shareholders in relation to the Terms and the Respective Caps, which is set out on pages 9 to 12 of this circular; and (iii) the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
GUANGNAN (HOLDINGS) LIMITED
Liang Jiang
Chairman

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

23 May 2007

To the independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION

SALE OF TINPLATES AND TINPLATE RELATED PRODUCTS

We refer to the circular of the Company dated 23 May 2007 (the "Circular"), of which this letter forms part. Terms defined herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

We, being the Directors constituting the Independent Board Committee, have been appointed by the Board to advise you as to whether the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction are fair and reasonable insofar as the independent Shareholders are concerned.

We wish to draw your attention to the letter from the Board, which is set out on pages 4 to 7 of the Circular, and the letter of advice from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser appointed by the Company to advise the Independent Board Committee and the independent Shareholders, setting out its advice to us in respect of the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction, as set out on pages 9 to 12 of the Circular.

Having considered the terms of the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction and the advice of CIMB-GK Securities (HK) Limited, we are of opinion that the terms of the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction are fair and reasonable insofar as the independent Shareholders are concerned and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
Independent Board Committee

Li Kar Keung, Caspar	**Gerard Joseph McMahon**	**Tam Wai Chu, Maria**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

CIMB

CIMB-GK Securities (HK) Limited

25/F, Central Tower
28 Queen's Road Central
Hong Kong

23 May 2007

To the Independent Board Committee and the independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee and the independent Shareholders in relation to the Continuing Connected Transaction and the respective annual caps (the "Annual Caps") in relation to the Continuing Connected Transaction, details of which are contained in a circular (the "Circular") to the Shareholders dated 23 May 2007, of which this letter forms part. Terms used in this letter have the same meanings as defined in the Circular.

An independent board committee comprising Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar, being the independent non-executive Directors, has been formed to advise the independent Shareholders in relation to the Continuing Connected Transaction and the Annual Caps. As none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Continuing Connected Transaction and the Annual Caps; the Company has obtained a written approval from GDH who holds approximately 59.36% of the Company's existing issued share capital to approve the Continuing Connected Transaction and the Annual Caps in lieu of holding a formal shareholders' meeting of the Company, the Stock Exchange has granted the waiver pursuant to Rule 14A.43 of the Listing Rules for waiving the independent shareholders' approval, and no further shareholders' meeting of the Company will therefore be required to be convened.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. We have also assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the dispatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information and documents and have taken reasonable steps as required under Rule 13.80, including the notes thereto of the Listing Rules to satisfy ourselves that we have a reasonable basis to assess the fairness and reasonableness of the terms of the Continuing Connected Transaction and the Annual Caps in order to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have no reason to doubt the truth, accuracy and completeness of the

information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Group, POSCO-China or any of their respective subsidiaries or associates.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Continuing Connected Transaction, we have considered the following principal factors and reasons:

Background and rationale

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs. The Continuing Connected Transaction principally relates to the supply of tinplates and tinplate related products by Zhongyue Tinplate to POSCO-China, which will be carried out in the ordinary and usual course of business of the Group. POSCO-China is a wholly-owned subsidiary of POSCO, who is a long-term supplier of blackplates to Zhongyue Tinplate and a joint venture partner of Zhongyue POSCO (Qinhuangdao), a non-wholly owned subsidiary of the Company. As noted from the supply agreement dated 27 April 2007 entered into between Zhongyue Tinplate and POSCO-China, the Continuing Connected Transaction is to capture the existing demand of POSCO for the tinplates and tinplate related products until Zhongyue POSCO (Quinhuangdao) is ready for commercial production. The Directors expect that the commercial production of Zhongyue POSCO (Quinhuangdao) will commence in 2008 and consider that the Continuing Connected Transaction will enable the Group to fully utilize its production capacity and enhance its arrangement on production planning.

As noted in the Letter from the Board and the supply agreement dated 27 April 2007 entered into between Zhongyue Tinplate and POSCO-China, the price of the tinplates and tinplate related products to be supplied to POSCO-China will be determined based on the prevailing market rate of tinplates and tinplate related products and after arm's length negotiation between Zhongyue Tinplate and POSCO-China.

Given that the Continuing Connected Transaction falls within the usual and ordinary course of business of the Group and will be transacted on normal commercial terms, we consider that the Continuing Connected Transaction is in the interest of the Company and the Shareholders as a whole.

The Annual Caps

The following table sets out the approximate proposed Annual Caps for the purchase of tinplates and tinplate related products by POSCO-China from Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008:

	Year ending 31 December 2007 *(US$'000)*	Three months ending 31 March 2008 *(US$'000)*
Purchase of tinplates and tinplates related products by POSCO-China	21,420 (equivalent to approximately HK$167.08 million)	3,213 (equivalent to approximately HK$25.06 million)

We note that as the Group has not supplied any tinplates or tinplate related products to POSCO Group in the past, in determining the Annual Caps for the Continuing Connected Transaction, the Directors have made reference to the following principal factors:

- the Company's projection of the production of the tinplates and tinplate related products manufactured by Zhongyue Tinplate for the year ending 31 December 2007 and the three months ending 31 March 2008;

- the anticipated demand of POSCO-China in the next twelve months after negotiations between Zhongyue Tinplate and POSCO-China; and

- the anticipate market price of tinplates and tinplate related products in the next twelve months.

In assessing the fairness of the Annual Caps, we have reviewed the projected amount of demand as indicated by POSCO-China of tinplates and tinplate related products for the year ending 31 December 2007 and the three months ending 31 March 2008 and the underlying principal bases (including (i) the purchase quantities of POSCO-China up to the first quarter ending 31 March 2008, after taking into consideration the forecasted annual production volume of Zhongyue Tinplate; and (ii) the prices of tinplates charged by Zhongyue Tinplate to other customers). Based on the prices of tinplates charged by Zhongyue Tinplate, the management of Zhongyue Tinplate consider the prices of tinplates are expected to remain flat up to 31 March 2008. We have also discussed with the management of the Company on the abovementioned underlying principal assumptions and bases in the determination of the Annual Caps.

Views

Based on the factors above, we are of the view that the Annual Caps and their bases thereof are fair and reasonable so far as the Company and the independent Shareholders are concerned. However, as the Annual Caps relate to future events and are based on assumptions which may or may not remain valid for the entire period up to 31 March 2008, we express no opinion as to how closely the actual purchase volume of the Continuing Connected Transaction corresponds with the Annual Caps.

RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that the Continuing Connected Transaction is entered into on normal commercial terms and in the interests of the Company and the Shareholders as a whole, and that the terms thereof as well as the Annual Caps are fair and reasonable so far as the Company and independent Shareholders are concerned.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited

Alex Lau	**Flavia Hung**
Executive Vice President	*Senior Vice President*

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors' interests and short positions in Shares, underlying Shares and debentures

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or, the chief executives of the Company were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

I. *Long positions in ordinary shares*

(i) The Company

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Liang Jiang	2,230,000	0.247%
Gerard Joseph McMahon	100,000	0.011%

(ii) Kingway Brewery Holdings Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	70,000	0.005%

(iii) Guangdong Tannery Limited

Name of Director	Number of Shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	70,000	0.013%

Note: Kingway Brewery Holdings Limited and Guangdong Tannery Limited are associated corporations of the Company within the meaning of Part XV of the SFO.

II. *Long positions in options relating to Shares of the Company*

Name of Director	Date of share options granted# (dd/mm/yy)	Number of share options: Held on 01/01/2007 ('000)	Number of share options: Held on Latest Practicable Date ('000)	Exercisable period of share options* (dd/mm/yy)	During the period Number of share options: Exercised ('000)	Lapsed ('000)	Cancelled ('000)	Price per share to be paid on exercise of share options HK$
Liang Jiang	06/02/04	2,000	—	06/05/04-05/05/09	2,000	—	—	1.582
	09/03/06	2,000	2,000	09/06/06-08/03/16	—	—	—	1.660
Tan Yunbiao	06/02/04	1,500	1,500	06/05/04-05/05/09	—	—	—	1.582
	09/03/06	2,000	2,000	09/06/06-08/03/16	—	—	—	1.660
Tsang Hon Nam	09/03/06	300	300	09/06/06-08/03/16	—	—	—	1.660
Zhao Leili	09/03/06	200	200	09/06/06-08/03/16	—	—	—	1.660
Luo Fanyu	09/03/06	200	200	09/06/06-08/03/16	—	—	—	1.660
Gerard Joseph McMahon	09/03/06	200	200	09/06/06-08/03/16	—	—	—	1.660
Tam Wai Chu, Maria	09/03/06	200	200	09/06/06-08/03/16	—	—	—	1.660
Li Kar Keung, Caspar	09/03/06	200	200	09/06/06-08/03/16	—	—	—	1.660

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If the last day of any of the option periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Group, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or, short positions in Shares, underlying Shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or, (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

Share options of the Company

As at the Latest Practicable Date, certain employees of the Company had the following interests in rights to subscribe for shares of the Company. Each option gives the holder the right to subscribe for one Share.

Category	Date of share options granted[#] (dd/mm/yy)	Number of share options: Held on 01/01/2007 ('000)	Number of share options: Held on Latest Practicable Date ('000)	Exercisable period of share options* (dd/mm/yy)	During the period Number of share options: Exercised ('000)	During the period Number of share options: Lapsed ('000)	During the period Number of share options: Cancelled ('000)	Price per share to be paid on exercise of share options HK$
Employees and other participants	06/02/04	4,820	4,820	06/05/04-05/05/09	—	—	—	1.582
	09/03/06	6,350	4,850	09/06/06-08/03/16	—	1,500	—	1.660

[#] The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with Company or its subsidiaries, whichever is the later.

* If the last day of any of the opinion periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Arrangements to acquire shares or debentures

Except for the share options held by the Directors as mentioned above in the section "Directors' interests and short positions in shares, underlying shares and debentures", as at the Latest Practicable Date, none of the Company or any of its subsidiaries, its holding companies or any subsidiary of its holding companies is a party to any arrangements to enable the Director to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial shareholders

As at the Latest Practicable Date, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital:

Name	Number of Shares beneficially held	Approximate % of issued share capital held	Long/short positions
廣東港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note)*	536,380,868	59.49%	Long Position
GDH	536,380,868	59.49%	Long Position

Note: The attributable interest which Yue Gang has in the Company is held through its 100 per cent direct interest in GDH.

Name of subsidiaries of the Company	Name of substantial shareholders	Approximate % of issued share capital held	Long/short positions
中粵浦項(秦皇島)馬口鐵工業有限公司*	POSCO Co., Ltd.	24%	Long Position
	浦項(中國)投資有限公司*	10%	Long Position
Guangdong Guangnan Tianmei Food Development Co., Ltd. (was petitioned to court for liquidation)	廣東省食品企業集團公司*	45%	Long Position
Guangnan (KK) Supermarket Limited (in liquidation)	Halifax Development Company Limited	12.5%	Long Position
	Red Lake Investments Limited	17.5%	Long Position
廣州經濟技術開發區廣之傑倉儲有限公司* (in liquidation)	廣東省連鎖經營協會*	20%	Long Position

* These companies do not have English company names.

Save as disclosed above, as at the Latest Practicable Date, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. LITIGATION

In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary had not repaid its outstanding amount due to the defendant. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a judgement in favour of the Group in January 2005. On 29 December 2006, the defendant filed a new claim against the subsidiary with the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately HK$5,761,000). According to the information currently available, the Group is of the view that no provision is required to be made for this claim.

Save as disclosed above, as at the Latest Practicable Date, no member of the Group is engaged in any litigation or, arbitration proceedings of material importance and there is no litigating or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

4. DIRECTORS' SERVICE CONTRACTS

None of the Directors has a service contract with any member of the Group that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Mr. Zhao Leili, Director of the Company, is also a director of Yue Gang and GDH. Messrs. Liang Jiang and Luo Fanyu, Directors of the Company, are also directors of GDH. GDH is a wholly-owned subsidiary of Yue Gang. Yue Gang and its subsidiaries other than the Group (the "Yue Gang Group") have a wide range of business interests which include distribution of live and fresh foodstuffs, development of properties and leasing of properties. Both the Yue Gang Group and the Group have been engaged in the businesses of distribution of live and fresh foodstuffs and properties leasing. However, the Directors of the Company do not believe that there exist any direct or indirect competition in any material respect between the businesses of the Yue Gang Group and those of the Group.

Save as disclosed in this circular, none of the Directors and their associates (as defined in the Listing Rules) have any other interests in any business which compete, or is likely to compete, with the business of the Group.

6. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date, other than those transactions which have been entered into between members of the Group and that between the Group and GDH and its subsidiaries (the "GDH Group") (being transactions disclosed or exempt from disclosure under the Listing Rules) and that the Directors are interested therein solely by virtue of their directorship in the Group and/or the GDH Group and/or the Yue Gang Group:

(a) none of the Directors had any interest, direct or indirect, in any assets which have been, since 31 December 2006, the date to which the latest published audited consolidated financial statements of the Group were made up, acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to, any member of the Group; and

(b) none of the Directors was materially interested in any contract or arrangement which is subsisting as at the Latest Practicable Date and is significant in relation to the business of the Group.

7. EXPERT

(a) The qualification of the expert who has given opinion or advice which is contained in this circular is as follows:

Name	Qualification
CIMB-GK Securities (HK) Limited	Licensed by the SFC for carrying out Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO

(b) As at the Latest Practicable Date, CIMB – GK Securities (HK) Limited did not have any shareholding in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did they have any interest, direct or indirect, in any assets which had, since 31 December 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up, been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposal of by or leased to any member of the Group.

(c) CIMB – GK Securities (HK) Limited has given and has not withdrawn written consent to the issue of this circular with the inclusion herein of its letter, and reference to its name in the form and context in which it appear.

8. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2006, being the date to which the latest published audited consolidated financial statement of the Group were made up.

9. PROCEDURE FOR DEMANDING A POLL

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the AGM) pursuant to the Articles of Association.

According to Article 73 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person or by proxy of the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder and Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

10. MISCELLANEOUS

(a) The registered office of the Company is located at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong.

(b) The share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) Mr. Tsang Hon Nam was appointed an executive Director and the financial controller of the Company in February 2004. He is the qualified accountant of the Company. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an associate of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Tsang possesses extensive experience in financial management, audit, corporate finance and corporate governance matters of both listed and unlisted companies.

(d) The secretary of the Company is Ms. Cheung Mo Ching. She was appointed the company secretary of the Company in August 1999. She holds a Bachelor's degree (Honour) in Accountancy from the City University of Hong Kong and a Master of Science degree in Finance from The Chinese University of Hong Kong. She is an associate of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. She has extensive experience in company secretarial practice, corporate regulatory compliance and corporate governance matters.

(e) The English text of this circular shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of the Company at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong during normal business hours on any weekday, except public holidays, from the date of this circular up to 12 June 2007:

(a) the memorandum and articles of association of the Company;

(b) the annual reports of the Company for, each of the two financial years ended 31 December 2006;

(c) the letter dated 23 May 2007 from CIMB-GK Securities (HK) Limited to the Independent Board Committee, the text of which is set out on pages 9 to 12 of this circular;

(d) the letter of consent referred to in the paragraph headed "Expert" in this appendix;

(e) the letter from the Independent Board Committee, the text of which is set out on page 8 of this circular;

(f) the supply agreement dated 27 April 2007 in relation to the Continuing Connected Transaction;

(g) a copy of the circular of the Company dated 30 April 2007 in relation to, *inter alia*, the establishment of a joint venture company for the production and sale of tinplate products; and

(h) a copy of the circular.

(e) 本通函之中、英文本如有歧義,概以英文本為準。

11. 備查文件

以下文件於本通函刊發日期起至二零零七年六月十二日之期間內,於星期一至星期六(公眾假期除外)之一般營業時間內於本公司之辦事處可供查閱,地址為香港皇后大道東24－32號金鐘匯中心22樓:

(a) 本公司之組織章程大綱章程細則;

(b) 本公司截至二零零六年十二月三十一日止兩個財政年度各年之年報;

(c) 聯昌國際證券(香港)有限公司日期為二零零七年五月二十三日給獨立董事委員會的函件,全文載於本通函第9至12頁;

(d) 本附錄「專家」一段所述的專家同意書;

(e) 獨立董事委員會函件,全文載於本通函第8頁;

(f) 日期為二零零七年四月二十七日有關持續關連交易的供應協議;

(g) 本公司日期為二零零七年四月三十日有關(其中包括)成立生產及銷售馬口鐵產品的合資公司的通函副本;及

(h) 本通函副本。

9. 要求記名表決的程序

以下數段文字列出股東根據公司章程細則於本公司股東大會(包括股東周年大會)提出記名表決的程序。

根據公司章程細則73條,除非(於宣布舉手投票或之前)提出記名表決,否則決議案將由大會以舉手方法表決:

(a) 股東週年大會或任何續會之主席;或

(b) 最少三名親身或委派代表出席並於當時有權在會上投票之股東;或

(c) 任何一名或多名親身出席大會之股東或其委任代表,而由其擁有之投票權須不少於所有有權於大會上投票之股東之總投票權之十分之一;或

(d) 任何一名或多名親身出席大會之股東或其委任代表,而由其持有附有權利可於大會上投票之本公司股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總數之十分之一。

10. 其他事項

(a) 本公司之註冊辦事處位於香港皇后大道東24-32號金鐘匯中心22樓。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(c) 曾翰南先生,於二零零四年二月獲委任為本公司執行董事兼財務總監。他為本公司合資格會計師。曾先生畢業於香港中文大學,持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生對上市公司及非上市公司的財務管理、稽核、企業融資及公司管治均具豐富經驗。

(d) 本公司之公司秘書為張慕貞女士。張女士於一九九九年八月獲本公司委任為公司秘書。彼持有香港城市大學的會計學(榮譽)學士學位及香港中文大學的財務學理學碩士學位。且為英國特許秘書及行政人員公會及香港特許秘書公會之會員。彼對公司秘書實務、遵守企業規管及公司管治具備豐富經驗。

6. 董事之其他權益

於最後實際可行日期，除本集團成員公司之間及本集團與粵海控股及其附屬公司（「粵海控股集團」）之間進行之交易（根據上市規則披露或豁免披露之交易），以及董事僅作為本集團及／或粵海控股集團之董事而擁有之權益外：

(a) 概無董事於本集團任何成員公司自二零零六年十二月三十一日（本集團最新近刊發之經審核綜合財務報表之截算日期）以來收購、出售或租賃或擬收購、出售或租賃之任何資產中，直接或間接擁有任何權益；及

(b) 概無董事於最後實際可行日期仍然生效且對本集團之業務屬重大之任何合約或安排中擁有重大權益。

7. 專家

(a) 以下曾提供意見，其意見並載入本通函的專家資歷如下：

名稱	資歷
聯昌國際證券（香港）有限公司	根據證券及期貨條例可進行第一類（證券交易）、第四類（就證券提供意見）及第六類（就企業融資提供意見）受規管活動的持牌法團

(b) 於最後實際可行日期，聯昌國際證券（香港）有限公司並無於本集團擁有任何股權或認購或提名他人認購本集團任何成員證券的權利（不論可否合法執行），亦無任何資產自二零零六年十二月三十一日（即本集團最新近發表的經審核綜合財務報表截算日期）獲本集團任何成員公司收購、出售或租賃，或建議由本集團任何成員公司收購符出售或租賃。

(c) 聯昌國際證券（香港）有限公司已出具書面同意有關其函件載入本通函並以其出現的形式提供及其名稱，且並無撤回其同意。

8. 重大不利轉變

於最後實際可行日期，董事並不知悉本公司自二零零六年十二月三十一日以來（即本集團刊發最新近經審核財務報表的截算日期），其財務或貿易狀況並無重大不利轉變。

除上文所披露者外，於最後實際可行日期，概無任何人士（本公司董事或行政總裁除外）知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上，或擁有相關股本之任何購股權。

3. 訴訟

於二零零四年，本集團一附屬公司收到一申索，指稱該附屬公司未償還被告一筆應付款項，此法律糾紛由湖南省岳陽市中級人民法院審理，並於二零零五年一月法院判決為我方勝訴。於二零零六年十二月二十九日，此被告於中山市中級人民法院向該附屬公司提出新的申索，申索金額連同違約賠償金為人民幣5,788,000元（約5,761,000港元）。根據目前資料，本集團認為無需為此申索提取準備。

除上文所披露者外，於最後實際可行日期，本集團各成員公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團各成員公司亦無任何懸而待決或面臨威脅之重大訴訟或索償。

4. 董事服務合約

董事概無與本集團任何成員公司訂立不可於一年內予以終止而毋須賠償（法定賠償除外）之服務合約。

5. 董事於競爭業務之權益

本公司董事趙雷力先生亦為粵港及粵海控股之董事。本公司董事梁江先生及羅蕃郁先生亦為粵海控股之董事。粵海控股為粵港之全資附屬公司。粵港及其附屬公司（本集團以外）（「粵港集團」）擁有多元化之業務權益，其中包括分銷鮮活食品、物業發展及物業租賃。粵港集團及本集團均從事分銷鮮活食品及物業租賃業務。然而，董事並不認為粵港集團之任何業務直接或間接在任何重大方面與本集團之業務競爭。

除本通函所披露者外，概無董事及彼等之聯繫人士（定義見上市規則）於與本集團業務競爭或可能競爭之任何業務中擁有任何其他權益。

主要股東

於最後實際可行日期，就本公司任何董事或行政總裁所知，以下人士（本公司董事及行政總裁除外）於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上，或擁有相關股本之任何購股權：

名稱	實益持有之股份數目	佔所持已發行股本概約百分比	好倉／淡倉
廣東粵港投資控股有限公司（「粵港」）*（附註）*	536,380,868	59.49%	好倉
粵海控股	536,380,868	59.49%	好倉

*附註：*粵港於本公司之應佔權益乃透過其於粵海控股之100%直接權益持有。

本公司附屬公司名稱	主要股東名稱	佔已發行股本概約百分比	好倉／淡倉
中粵浦項（秦皇島）馬口鐵工業有限公司	株式會社POSCO	24%	好倉
	浦項（中國）投資有限公司	10%	好倉
廣東廣南天美食品發展有限公司（被入稟法院申請清盤）	廣東省食品企業集團公司	45%	好倉
廣南（KK）超級市場有限公司（清盤中）	Halifax Development Company Limited	12.5%	好倉
	紅湖投資有限公司	17.5%	好倉
廣州經濟技術開發區廣之傑倉儲有限公司（清盤中）	廣東省連鎖經營協會	20%	好倉

本公司之購股權

於最後實際可行日期，本公司若干僱員於以下認購本公司股份之權利中擁有權益。每份購股權給予持有人權利可認購一股股份。

類別	購股權授出日期[#] (日/月/年)	購股權數目 於二零零七年一月一日持有 (千份)	於最後可行日期持有 (千份)	購股權行使期* (日/月/年)	期間之購股權數目 已行使 (千份)	已失效 (千份)	已註銷 (千份)	行使購股權時須支付之每股價格 港元
僱員及其他參與者	06/02/04	4,820	4,820	06/05/04–05/05/09	–	–	–	1.582
	09/03/06	6,350	4,850	09/06/06–08/03/16	–	1,500	–	1.660

[#] 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* 倘任何購股權期間的最後一日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

購買股份或債券之安排

除上文「董事於股份、相關股份及債券之權益及淡倉」一節內所述董事持有之購股權外，於最後實際可行日期，本公司或其任何附屬公司、其控股公司或其控股公司之任何附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

(iii)　粵海制革有限公司

董事姓名	所持股份數目（個人權益）	佔所持已發行股本概約百分比
羅蕃郁	70,000	0.013%

*附註：*根據證券及期貨條例第XV部之定義，金威啤酒集團有限公司及粵海制革有限公司均為本公司之相聯法團。

II.　*於有關本公司股份之購股權之好倉*

董事姓名	購股權授出日期# (日/月/年)	購股權數目：於二零零七年一月一日持有 (千份)	購股權數目：於最後可行日期持有 (千份)	購股權行使期* (日/月/年)	期間之購股權數目：已行使 (千份)	期間之購股權數目：已失效 (千份)	期間之購股權數目：已註銷 (千份)	行使購股權須支付之每股價格 港元
梁江	06/02/04	2,000	–	06/05/04 – 05/05/09	2,000	–	–	1.582
	09/03/06	2,000	2,000	09/06/06 – 08/03/16	–	–	–	1.660
譚云標	06/02/04	1,500	1,500	06/05/04 – 05/05/09	–	–	–	1.582
	09/03/06	2,000	2,000	09/06/06 – 08/03/16	–	–	–	1.660
曾翰南	09/03/06	300	300	09/06/06 – 08/03/16	–	–	–	1.660
趙雷力	09/03/06	200	200	09/06/06 – 08/03/16	–	–	–	1.660
羅蕃郁	09/03/06	200	200	09/06/06 – 08/03/16	–	–	–	1.660
Gerard Joseph McMahon	09/03/06	200	200	09/06/06 – 08/03/16	–	–	–	1.660
譚惠珠	09/03/06	200	200	09/06/06 – 08/03/16	–	–	–	1.660
李嘉強	09/03/06	200	200	09/06/06 – 08/03/16	–	–	–	1.660

\#　購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

*　倘任何購股權期間的最後一日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

除上文所披露者及由各董事以信託人身份代本集團持有本公司之附屬公司若干代名人股份外，於最後實際可行日期，本公司董事及行政總裁概無於本公司及其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例之該等條文董事或行政總裁被視為或當作擁有之權益或淡倉）知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據標準守則知會本公司及聯交所。

1. 責任聲明

本通函載有符合上市規則所需之詳情，旨在提供有關本集團之資料。董事願共同及個別對本通函所載資料之準確性承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載內容產生誤導。

2. 權益披露

董事於股份、相關股份及債券之權益及淡倉

於最後實際可行日期，本公司董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有如下權益及淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部（包括根據該等證券及期貨條例條文本公司董事或行政總裁被視為或當作擁有之權益或淡倉）知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則所載上市公司董事進行證券交易之標準守則（「標準守則」）知會本公司及聯交所：

I. *於普通股之好倉*

(i) 本公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
梁江	2,230,000	0.247%
Gerard Joseph McMahon	100,000	0.011%

(ii) 金威啤酒集團有限公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
羅蕃郁	70,000	0.005%

推薦建議

在考慮以上主要因素及理由後，我們認為持續關連交易均按正常商業條款訂立並符合 貴公司及股東的整體利益，而其條款與年度上限對 貴公司及獨立股東而言公平合理。

此 致

獨立董事委員會及列位獨立股東 台照

代表
聯昌國際證券（香港）有限公司
行政副總裁 *高級副總裁*
劉志華 **洪琬貽**
謹上

二零零七年五月二十三日

年度上限

以下列載截至二零零七年十二月三十一日止年度及截至二零零八年三月三十一日止三個月，浦項中國向中粵馬口鐵採購馬口鐵及馬口鐵相關產品的建議年度上限：

	截至二零零七年十二月三十一日止年度 *(千美元)*	截至二零零八年三月三十一日止三個月 *(千美元)*
浦項中國採購馬口鐵及馬口鐵相關產品	21,420 (相等於約167.08百萬港元)	3,213 (相等於約25.06百萬港元)

我們得悉　貴集團過往並無向POSCO集團供應任何馬口鐵或馬口鐵相關產品。在釐定持續關連交易的年度上限時，董事已參考以下主要因素：

- 貴公司推算中粵馬口鐵於截至二零零七年十二月三十一日止年度及截至二零零八年三月三十一日止三個月的馬口鐵及馬口鐵相關產品的產量；
- 經過中粵馬口鐵和浦項中國的磋商後，浦項中國未來十二個月的預期需要；及
- 馬口鐵及馬口鐵相關產品未來十二個月的預期市價而釐定。

在評估年度上限的公平性時，我們已審閱過　貴公司提供截至二零零七年十二月三十一日止年度及二零零八年三月三十一日止三個月浦項中國所示對馬口鐵及馬口鐵相關產品的預計需求，及相關主要基準（包括(i)直至截至二零零八年三月三十一日止首季浦項中國的採購數量，計及中粵馬口鐵預測的年產量；及(ii)中粵馬口鐵收取其他客戶的馬口鐵價格）。根據中粵馬口鐵收取的馬口鐵價格，中粵馬口鐵的管理層認為馬口鐵的價格預期直至截至二零零八年三月三十一日仍維持平穩。我們亦與　貴公司的管理層討論過釐定年度上限的上述提及有關的主要假設及相關基準。

意見

根據上述因素，我們認為年度上限及基準對　貴公司及獨立股東而言公平合理。然而，由於年度上限與日後事項有關及根據直至二零零八年三月三十一日止整個期間不一定仍然有效的假設，我們對持續關連交易的實際採購量與年度上限的密切程度並無意見。

理由懷疑董事向我們提供的資料及陳述的真實性、準確性及完整性。我們亦獲董事告知並相信該通函並無遺漏重大事實。然而，我們並無對資料進行獨立核證，亦無就 貴集團、浦項中國或其任何有關附屬公司或聯營公司的業務及事務狀況或前景進行任何形式的深入調查。

主要考慮因素

在達致我們對持續關連交易的意見，我們已考慮下列主要因素及理由：

背景及理由

貴公司及其附屬公司主要業務為製造及銷售馬口鐵及馬口鐵相關產品、物業租賃以及食品代理及食品貿易。持續關連交易主要有關中粵馬口鐵向浦項中國供應馬口鐵及馬口鐵相關產品，該供應將於 貴集團一般及日常業務過程中進行。浦項中國為POSCO的全資附屬公司，而POSCO一直向中粵馬口鐵供應基板，並為 貴公司非全資附屬公司中粵浦項（秦皇島）的合夥伴。誠如中粵馬口鐵與浦項中國於二零零七年四月二十七日訂立的供應協議所述，持續關連交易以應付POSCO現時對馬口鐵及馬口鐵相關產品的需求直至中粵浦項（秦皇島）可作商業生產。董事預期中粵浦項（秦皇島）將於二零零八年開始商業生產，並認為持續關連交易將可使本集團充分利用其生產能力及提升其生產規劃安排。

誠如董事會函件所述及中粵馬口鐵與浦項中國於二零零七年四月二十七日訂立的供應協議，向浦項中國提供的馬口鐵及馬口鐵相關產品的價格乃根據馬口鐵及馬口鐵相關產品的當時市價，並將經中粵馬口鐵及浦項中國公平磋商後釐定。

鑑於持續關連交易將在 貴集團的日常及一般業務過程中進行，並按正常商業條款交易，我們認為持續關連交易符合 貴公司及獨立股東的整體利益。

CIMB

聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者:

持續關連交易

我們獲委聘為獨立財務顧問,持續關連交易及持續關連交易的相關年度上限(「年度上限」)向獨立董事委員會及獨立股東提供意見,詳情載於日期為二零零七年五月二十三日致股東的通函(「該通函」),而本函件為一部分。本函件所用詞彙與該通函所界定的具相同涵義。

由獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成的獨立董事委員會就持續關連交易及年度上限向獨立股東提供意見。由於 貴公司倘舉行股東大會批准持續關連交易及年度上限但概無股東須投棄權票;而 貴公司已取得持有 貴公司現時已發行股本約59.36%的粵海控股的書面批准批准持續關連交易及年度上限而毋須舉行 貴公司的正式股東大會,聯交所已授出根據上市規則第14A.43條豁免獨立股東批准的豁免,故貴公司毋須舉行股東大會。

在達致我們的推薦建議時,我們依賴該通函所載或提及的資料及事實。我們亦假設該通函所載或提及的資料及陳述於編製及該通函的寄發日期均真實及準確。我們並無理由懷疑董事向我們提供的資料及陳述的真實性、準確性及完整性。我們亦獲董事告知並相信該通函並無遺漏重大事實。

我們認為我們已審閱足夠的資料及文件,並根據上市規則第13.80條(包括註釋)進行合理基礎評估持續關連交易及年度上限的條款是否公平合理,以達致知情意見,並有理由依賴該通函所載的資料的準確性及為我們的推薦意見提供一個合理基礎。我們並無

GDH

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號:1203)

敬啟者:

持續關連交易

銷售馬口鐵及馬口鐵相關產品

茲提及本公司日期為二零零七年五月二十三日的通函(「該通函」),而本函件組成一部分。除文義另有所指,本文定義的詞彙與該通函所定義的具相同涵義。

我們為組成獨立董事委員會的董事,獲董事會委任向 閣下就持續關連交易及持續關連交易的相關上限對獨立股東而言是否公平合理提供意見。

我們謹請 閣下注意董事會函件(載於該通函第4至7頁),及本公司委任的獨立財務顧問聯昌國際證券(香港)有限公司給獨立董事委員會及獨立股東載有向我們就持續關連交易及持續關連交易的相關上限的意見的函件(載於該通函第9至12頁)。

經考慮持續關連交易及持續關連交易的相關上限的條款,及聯昌國際證券(香港)有限公司的意見,我們認為持續關連交易及持續關連交易的相關上限的條款對獨立股東而言公平合理,而持續關連交易及持續關連交易的相關上限符合本公司及股東的整體利益。

此 致

列位獨立股東 台照

獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
李嘉強	**Gerard Joseph McMahon**	**譚惠珠**

謹上

二零零七年五月二十三日

5. 有關對手方的資料

有關POSCO的資料

POSCO為一間於韓國註冊成立的公司，主要從事製造及分銷鋼軋產品及鋼軋板，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣。

有關浦項中國的資料

浦項中國為POSCO的全資附屬公司及管理POSCO於中國的附屬公司的控股公司。

6. 獨立意見

獨立董事委員會

本公司已委任由獨立非執行董事（Gerard Joseph McMahon先生、李嘉強先生及譚惠珠小姐）組成的獨立董事委員會考慮持續關連交易的條款（「該等條款」）及持續關連交易的相關上限（「該等相關上限」）。獨立董事委員會獲委任就該等條款及該等相關上限是否按正常商業條款進行、是否公平合理及是否符合本公司及股東的整體利益提供意見。

獨立財務顧問

本公司已委任獨立財務顧問就該等條款及該等相關上限的公平性及合理性向獨立董事委員會及獨立股東提供意見。

7. 其他資料

閣下謹請留意(i)載有獨立董事委員會給獨立股東意見的函件（載於本通函第8頁）；(ii)載有獨立財務顧問給獨立董事委員會及獨立股東有關該等條款及該等相關上限的意見的函件（載於本通函第9至12頁）；及(iii)本通函附錄的額外資料。

此　致

本公司列位股東　台照

承董事會命
廣南（集團）有限公司
主席
梁江
謹上

二零零七年五月二十三日

乃參考：(i)本公司推算中粵馬口鐵於截至二零零七年十二月三十一日止年度及截至二零零八年三月三十一日止三個月的馬口鐵及馬口鐵相關產品的產量；(ii)經過中粵馬口鐵和浦項中國的磋商後，浦項中國未來十二個月的預期需要；及(iii)馬口鐵及馬口鐵相關產品未來十二個月的預期市價而釐定。

3. 上市規則的含義

由於截至二零零七年十二月三十一日止年度持續關連交易的建議年度上限適用百分比率（定義見上市規則第14章）超過2.5%及超過10,000,000港元，故根據上市規則第14A章，持續關連交易及有關年度上限須符合上市規則的報告、公告及獨立股東批准的規定，以及符合第14A.37條及第14A.38條的年度審閱規定。

由於：

(i) 粵海控股持有本公司現有已發行股本約59.36%（該等股本賦予股東出席本公司股東大會並於會上投票的權力）；

(ii) 倘若本公司召開批准持續關連交易的股東大會，概無股東須放棄投票；

(iii) 本公司已取得粵海控股對持續關連交易的書面批准，以代替舉行本公司的正式股東大會；及

(iv) 聯交所根據第14A.43條授出豁免有關獨立股東批准的規定，本公司毋須根據上市規則就上述目的舉行股東大會。

4. 有關本集團的資料

有關本公司的資料

本公司及其附屬公司主要業務為製造及銷售馬口鐵及馬口鐵相關產品、物業租賃以及食品代理及食品貿易。

有關中粵馬口鐵的資料

中粵馬口鐵為本公司的全資附屬公司，主要從事製造及銷售馬口鐵及馬口鐵相關產品。

2. 持續關連交易

本集團過往並無向POSCO集團供應任何馬口鐵或馬口鐵相關產品。然而，按本公司二零零七年一月八日的公告所披露，POSCO集團一直並將會分別向中粵馬口鐵及中粵浦項(秦皇島)供應基板，用作生產馬口鐵及馬口鐵相關產品的原材料。

浦項中國從中粵馬口鐵採購馬口鐵及馬口鐵相關產品的價格乃根據馬口鐵及馬口鐵相關產品的當時市價，並將經中粵馬口鐵及浦項中國公平磋商後釐定。董事會認為，中粵馬口鐵向浦項中國供應馬口鐵及馬口鐵相關產品將於本集團的日常及一般業務過程中，按本集團認為正常的商業條款進行，而交易的條款屬公平合理，且符合股東整體利益。

浦項中國採購馬口鐵及馬口鐵相關產品的代價將以信用狀償付，或以有關各方不時協定的其他方式償付。

進行持續關連交易的原因

董事會認為，由於浦項中國為鋼材生產業務之市場翹楚，而且持續關連交易將可使本集團充分利用其生產能力及提升其生產規劃安排，故中粵馬口鐵向浦項中國供應馬口鐵及馬口鐵相關產品乃符合本公司及股東的利益。

董事會認為，持續關連交易乃按正常商業條款進行，屬公平合理，且符合本公司及股東的整體利益。

建議年度上限

以下列載截至二零零七年十二月三十一日止年度及截至二零零八年三月三十一日止三個月，浦項中國向中粵馬口鐵採購馬口鐵及馬口鐵相關產品的建議年度上限：

	建議年度上限	
	截至二零零七年十二月三十一日止年度	截至二零零八年三月三十一日止三個月
美元	21,420,000	3,213,000
(概約港元)	167,076,000	25,061,400

於截至二零零七年十二月三十一日止年度及截至二零零八年三月三十一日止三個月，浦項中國向中粵馬口鐵採購馬口鐵及馬口鐵相關產品的建議年度上限

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號:1203)

執行董事:
梁江 *(主席)*
譚云標
曾翰南

非執行董事:
趙雷力
羅蕃郁
董德才
侯卓冰

獨立非執行董事:
Gerard Joseph McMahon
譚惠珠
李嘉強

註冊辦公室:
香港
皇后大道中24-32號
金鐘匯中心
22樓

敬啟者:

持續關連交易

銷售馬口鐵及馬口鐵相關產品

1. 緒言

繼本公司日期為二零零七年四月三十日的公告,宣布根據中粵馬口鐵與浦項中國於二零零七年四月二十七日訂立的書面供應協議,中粵馬口鐵將自二零零七年四月二十七日起至二零零八年三月三十一日止的期間內向浦項中國供應馬口鐵及馬口鐵相關產品,而持續關連交易僅會在取得獨立股東批准後方會開始。根據上市規則,由於浦項中國為本公司非全資附屬公司中粵浦項(秦皇島)的主要股東,因此根據上市規則,浦項中國被視為本集團的關連人士,故中粵馬口鐵向浦項中國供應馬口鐵及馬口鐵相關產品將構成本公司的非豁免持續關連交易。

倘本通函的實體的中文名稱與英文名稱有異，概以中文版本為準。

港元兑美元乃按1.00美元=7.8港元的匯率換算。

上述的匯率僅適用於本通函，並只作參考用途，且並不表示以上述貨幣列值的任何金額可按有關匯率或任何其他匯率換算。

「POSCO」	指	株式會社POSCO，一間於韓國註冊成立的公司，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣；
「POSCO集團」	指	POSCO及其附屬公司；
「浦項中國」	指	浦項(中國)投資有限公司，一間於中國註冊成立的公司，為POSCO的全資附屬公司；
「中國」	指	中華人民共和國；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東」	指	股份持有人；
「股份」	指	本公司股本中每股面值0.50港元的股份；
「聯交所」	指	香港聯合交易所有限公司；
「美元」	指	美元，美國的法定貨幣；
「中粵浦項(秦皇島)」	指	中粵浦項(秦皇島)馬口鐵工業有限公司，一間於二零零七年二月十六日根據中國法律註冊成立的外商合資有限公司，由本公司間接擁有66%權益，並由POSCO及浦項中國分別擁有24%及10%權益；
「中粵馬口鐵」	指	中山中粵馬口鐵工業有限公司，一間於一九八九年六月二十二日在中國成立的中外股權合資公司，現時為本公司之全資附屬公司；及
「%」	指	百分比。

於本通函內，除文義另有指明外，下列詞彙具有以下涵義：

「董事會」	指	董事會；
「本公司」	指	廣南（集團）有限公司，其股份於聯交所上市；
「持續關連交易」	指	由中粵馬口鐵向浦項中國供應馬口鐵及馬口鐵相關產品；
「董事」	指	本公司董事；
「粵海控股」	指	粵海控股集團有限公司，一間於香港註冊成立的有限公司，為本公司的控股股東，並於最後實際可行日期持有佔本公司已發行股本約59.36%；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港幣，香港法定貨幣；
「香港」	指	中國香港特別行政區；
「獨立董事委員會」	指	由獨立非執行董事Gerard Joseph McMahon先生、李嘉強先生及譚惠珠小姐組成的董事委員會；
「獨立財務顧問」	指	聯昌國際證券（香港）有限公司，根據證券及期貨條例可進行第一類（證券交易）、第四類（就證券提供意見）及第六類（就企業融資提供意見）證券及期貨條例受規管活動的持牌法團，為本公司委任的獨立財務顧問，就持續關連交易及其相關上限獲本公司委任向獨立董事委員會及獨立股東提供意見；
「最後實際可行日期」	指	二零零七年五月十八日，即本通函付印前確定所載若干資料的最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何內容或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓全部名下廣南（集團）有限公司之股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

持續關連交易

銷售馬口鐵及馬口鐵相關產品

廣南（集團）有限公司
獨立董事委員會及獨立股東的
獨立財務顧問

CIMB

聯昌國際證券（香港）有限公司

董事會函件載於本通函第4至7頁。獨立董事委員會函件載本通函第8頁。載有獨立財務顧問聯昌國際證券（香港）有限公司向獨立董事委員會及獨立股東提供意見的函件載於本通函第9至12頁。

二零零七年五月二十三日

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this document and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES FOR THE ISSUE OF NEW SHARES AND REPURCHASE OF SHARES AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong, on Thursday, 7 June 2007 at 2:30 p.m. is set out on pages 14 to 17 of this document. Whether or not you intend to attend the meeting, you are requested to complete and return the form of proxy to the registered office of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for the meeting or any adjournment thereof (as the case may be). The completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting if you so wish.

30 April 2007

In this document, the following expressions have the following meanings unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Thursday, 7 June 2007 at 2:30 p.m.;
"Articles of Association"	the articles of association of the Company;
"Associate"	has the meaning ascribed to such term in the Listing Rules;
"Board"	the board of Directors from time to time;
"Business Day"	a day on which the Stock Exchange is open for the trading of securities;
"Company"	Guangnan (Holdings) Limited (廣南(集團)有限公司), a company incorporated in Hong Kong and whose shares are listed and traded on the Stock Exchange;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) and includes any amendments, consolidation or re-enactment thereof;
"Connected Person"	has the meaning ascribed to such term in the Listing Rules;
"Directors"	the directors, including independent non-executive directors of the Company;
"Explanatory Statement"	the explanatory statement required under the Listing Rules to provide the requisite information of the Repurchase Mandate as set out in Appendix II to this document headed "Explanatory Statement";
"General Mandates"	the Repurchase Mandate and the Share Issue Mandate;
"Group"	the Company and its Subsidiaries;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	26 April 2007, being the latest practicable date prior to the printing of this document for ascertaining certain information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;

"Repurchase Mandate"	the proposed general mandate to be granted to the Directors to permit the repurchase of Shares of up to a maximum 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue and fully paid as at the date of passing of the relevant resolution granting such mandate;
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Share Issue Mandate"	the proposed general mandate to be granted to the Directors to permit the allotment and issue of new Shares in the Company equal in aggregate up to a maximum of 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate;
"Shares"	ordinary shares of HK$0.5 each of the Company or such other nominal amount as shall result from a sub-division, consolidation, reclassification or reconstruction of the share capital of the Company from time to time;
"Shareholder"	the registered holder of Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subsidiary"	a subsidiary for the time being of the Company within the meaning of the Companies Ordinance and "Subsidiaries" shall be construed accordingly;
"Substantial Shareholder"	has the meaning ascribed thereto in the Listing Rules; and
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

Executive Directors:
LIANG Jiang *(Chairman)*
TAN Yunbiao
TSANG Hon Nam

Non-executive Directors:
ZHAO Leili
LUO Fanyu
DONG Decai
HOU Zhuobing

Independent non-executive Directors:
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Registered Office:
22nd Floor
Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong

30 April 2007

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATES FOR THE ISSUE OF NEW SHARES AND REPURCHASE OF SHARES AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

The purpose of this document is to provide you with information regarding (i) the proposed re-election of Directors; (ii) the grant of the General Mandates and the extension of the Share Issue Mandate to the Board; and (iii) to give you the notice and the proxy form for the AGM.

2. RE-ELECTION OF DIRECTORS

In accordance with Article 92 of the Articles of Association, Mr. Dong Decai and Miss Hou Zhuobing shall retire at the AGM and, being eligible, offer themselves for re-election. Details of the above Directors who are required to be disclosed by the Listing Rules are set out in Appendix I to this document.

In accordance with Article 101 of the Company's Articles of Association, Messrs. Zhao Leili, Gerard Joseph McMahon and Li Kar Keung, Caspar would retire by rotation at the AGM and, being eligible, offer themselves for re-election. Details of the above Directors who are required to be disclosed by the Listing Rules are set out in Appendix I to this document.

3. PROPOSED GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 9 June 2006, a general mandate was given to the Directors to issue Shares. Such mandate will lapse at the conclusion of the forthcoming AGM to be held on 7 June 2007. In order to ensure flexibility and discretion to the Directors in the event that it becomes desirable to issue any Shares, at the AGM, an ordinary resolution will be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to allot, issue and deal with Shares and other securities equal in aggregate up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate. In accordance with the Listing Rules, the Company may not make a new issue of Shares and other securities or announce a proposed new issue of Shares and other securities for a period of 30 days after any repurchase by it of its securities, whether on the Stock Exchange or otherwise (other than the issues of Shares pursuant to the exercise of warrants, share options or similar instruments requiring the Company to issue Shares which are outstanding prior to that repurchase of its securities), without the prior approval of the Stock Exchange. The Directors wish to state that they have no present intention of issuing Shares.

4. PROPOSED GENERAL MANDATE TO REPURCHASE SHARES

At the annual general meeting of the Company held on 9 June 2006, a general mandate was given to the Directors to repurchase Shares. Such mandate will lapse at the conclusion of the forthcoming AGM to be held on 7 June 2007. At the AGM, an ordinary resolution will also be proposed that the Directors be given a general and unconditional mandate to exercise all the powers of the Company to repurchase on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed, Shares up to a maximum of 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting the Repurchase Mandate.

The General Mandates would continue in force until the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of Hong Kong to be held or such mandates are revoked or varied by an ordinary resolution of the Shareholders in general meeting, whichever is the earliest.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this document. The Explanatory Statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the AGM.

5. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

6. ANNUAL GENERAL MEETING

Set out on pages 14 to 17 of this document is a notice convening the AGM. The procedures by which the Shareholders may demand a poll at a general meeting pursuant to the Articles of Association are set out in Appendix III to this document.

A form of proxy for use at the AGM is enclosed. Whether or not you intend to attend the meeting, you are requested to complete and return the form of proxy to the registered office of the Company in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time fixed for the meeting or any adjournment thereof (as the case may be). The completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting if you so wish.

7. RECOMMENDATION

The Board is of the opinion that the re-election of Directors, the granting of the General Mandates and the extension of the Share Issue Mandate to the Board are in the best interests of the Company and the Shareholders as a whole. The Board therefore recommend the Shareholders to vote in favour of each of the ordinary resolutions to be proposed at the AGM.

By Order of the Board
LIANG Jiang
Chairman

The following are the particulars, as at the Latest Practicable Date, of the five Directors to be re-elected at the AGM:

Mr. ZHAO Leili, aged 53, was appointed a Non-executive Director of the Company in February 2004. Mr. Zhao became a director of Guangdong Yue Gang Investment Holdings Company Limited ("Yue Gang"), the ultimate holding company of the Company and an executive director of GDH Limited ("GDH") in December 2001. He is also a non-executive director of a fellow subsidiary of the Company, Kingway Brewery Holdings Limited. Mr. Zhao graduated from Air Force Aviation College of People's Liberation Army. Between 1969 to 2001, he worked in a number of positions in the Air Force Aviation of People's Liberation Army and was a commander in the Air Force.

After Mr. Zhao's re-election at the AGM, he will continue to serve on the Board for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated above, Mr. Zhao is not related to any Director, senior management or Substantial or controlling Shareholders of the Company.

As at the Latest Practicable Date, Mr. Zhao had a derivative interest in respect of 200,000 Shares in the Company within the meaning of Part XV of the SFO, which represents Mr. Zhao's entitlement to subscribe for 200,000 Shares in the Company. Save as disclosed above, Mr. Zhao does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Zhao. He did not receive any emoluments from the Company for the year 2006. As a Non-executive director, Mr. Zhao is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. His emoluments (if any) will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

In relation to the re-election of Mr. Zhao as a Non-executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

Mr. DONG Decai, aged 59, was appointed a Non-executive Director of the Company in December 2006. He obtained a diploma from Guangdong Radio & Television University, the People's Republic of China ("PRC"). From June 1997 to September 2000, Mr. Dong served as the deputy director of the Representative Office in Macau of the government of Guangdong Province and a deputy general manager of Nam Yue (Group) Co., Limited ("Nam Yue"). From September 2000 to March 2003, he took up various positions in Guangdong Yuehai Holdings Limited, including the post of director, general manager and the chairman. He was the general manager of the Corporate Management Department of GDH until he serves as the consultant to the chairman of GDH from January 2006. He has been serving as the director of the Macau Office of GDH and the chairman of Nam Yue since April 2006. Nam Yue is a subsidiary of GDH.

After Mr. Dong's re-election at the AGM, he will continue to serve on the Board for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated above, Mr. Zhao is not related to any Director, senior management or Substantial or controlling Shareholders of the Company.

As at the Latest Practicable Date, Mr. Dong does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Dong. He did not receive any emoluments from the Company for the year 2006. As a Non-executive director, Mr. Dong is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. His emoluments (if any) will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

Save as described below there is no enterprise, company or unincorporated enterprise that has been dissolved or put into liquidation (otherwise than by a member's voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it during the time when Mr. Dong was one of its directors or within 12 months after his ceasing to act as one of its directors.

Mr. Dong was a deputy general manager of Nam Yue from June 1997 to September 2000 and has been serving as the chairman of Nam Yue from April 2006. Nam Yue is a company incorporated in Macau Special Administrative Region, the PRC.

In December 1998, the Government of Guangdong Province, the PRC initiated a debt restructuring for (among others) Nam Yue and its subsidiaries ("Nam Yue Group") (the "Restructuring"). On 21 December 2000, Nam Yue formally entered into (among others) Debt Restructuring Agreement and pursuant to which the creditors of Nam Yue agreed to participate in the Restructuring. The Restructuring of Nam Yue Group involved an amount estimated to be HK$2,974 million and was completed on 22 December 2000. Prior to the completion of the Restructuring, Nam Yue was wholly-owned by the government of Guangdong Province, the PRC. Upon the completion of the Restructuring, Nam Yue became a subsidiary of GDH.

Save as disclosed above, in relation to the re-election of Mr. Dong as a Non-executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

Miss HOU Zhuobing, aged 45, was appointed a Non-executive Director of the Company in August 2006 and is also a director of Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd., a subsidiary of the Company. She acted as a Non-executive Director of the Company between May 2000 to July 2002. Miss Hou graduated from the department of international finance of Jinan University, the PRC and obtained a Master's degree in Business Administration from Murdoch University, Australia. Miss Hou has extensive experience in treasury management and had worked for Guangzhou

International Trust Investment Co., Ltd., Development Zone Branch. She joined the finance department of Guangdong Enterprises (Holdings) Limited in 1988 and was the general manager of finance department of GDH between August 2000 to July 2002. After that, Miss Hou acted as director and financial controller of Guangdong Teem (Holdings) Limited until July 2006 when she becomes the general manager of finance departments of Yue Gang and GDH.

After Miss HOU's re-election at the AGM, she will continue to serve on the Board for a period of approximately 3 years until she becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated above, Miss HOU is not related to any Director, senior management or Substantial or controlling Shareholders of the Company.

As at the Latest Practicable Date, Miss HOU does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Miss HOU. She did not receive any emoluments from the Company for the year 2006. As a Non-executive director, Miss HOU is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. Her emoluments (if any) will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

In relation to the re-election of Miss HOU as a Non-executive Director of the Company, there is no information which is discloseable nor is/was she involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

Mr. Gerard Joseph McMAHON, aged 63, was appointed an Independent Non-executive Director of the Company in June 1999. He was, until end of 1996, an executive director and a member of the Securities and Futures Commission of Hong Kong ("SFC"), a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. Mr. McMahon is also a barrister in Hong Kong. He is the chairman and a non-executive director of Quay Point Corporation Limited, a Hong Kong listed company. He has been appointed non-executive director of a number of publicly listed companies in Hong Kong, Indonesia and Australia since 1997.

After Mr. McMAHON's re-election at the AGM, he will continue to serve on the Board for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated above, Mr. McMahon is not related to any Director, senior management or Substantial or controlling Shareholders of the Company.

As at the Latest Practicable Date, Mr. McMahon had a derivative interest in respect of 200,000 Shares in the Company within the meaning of Part XV of the SFO, which represents Mr. McMahon's entitlement to subscribe for 200,000 Shares in the Company. Save as disclosed above, Mr. McMahon does not have any interests in Shares and/or underling Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. McMahon. The total amount of Mr. McMahon's emoluments as an Independent Non-executive Director, chairman of the audit committee and members of the compensation committee and nomination committee amounted to HK$300,000 for the year 2006. As an Independent Non-executive Director, chairman of the audit committee and members of the compensation committee and nomination committee, Mr. McMahon is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. His emoluments (if any) will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

In relation to the re-election of Mr. McMahon as an Independent Non-executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

Mr. LI Kar Keung, Caspar, aged 54, was appointed an Independent Non-executive Director of the Company in June 1999. He is the president of a management consultancy company. He had worked as a deputy managing director of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong.

After Mr. Li's re-election at the AGM, he will continue to serve on the Board for a period of approximately 3 years until he becomes due to retire by rotation again in accordance with the Articles of Association. Other than those particulars as stated above, Mr. Li is not related to any Director, senior management or Substantial or controlling Shareholders of the Company.

As at the Latest Practicable Date, Mr. Li had a derivative interest in respect of 200,000 Shares in the Company within the meaning of Part XV of the SFO, which represents Mr. Li's entitlement to subscribe for 200,000 Shares in the Company. Save as disclosed above, Mr. Li does not have any interests in Shares and/or underlying Shares in the Company or its associated corporations within the meaning of Part XV of the SFO.

There is no service contract between the Company and Mr. Li. The total amount of Mr. Li 's emoluments as an Independent Non-executive Director, chairman of the compensation committee and members of the audit committee and nomination committee amounted to HK$300,000 for the year 2006. As an Independent Non-executive Director, chairman of the compensation committee and members of the audit committee and nomination committee, Mr. Li is entitled to such director's fee and director's emoluments as may be approved by the Board in accordance with the Articles of Association. His emoluments will be determined by reference to job responsibilities, the prevailing market conditions of the industry and the Company's remuneration policy, operating performance and profitability.

In relation to the re-election of Mr. Li as an Independent Non-executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under rule 13.51(2) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the Shareholders of the Company.

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions to be proposed at the AGM in relation to the Repurchase Mandate.

1. SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 903,583,285 Shares. Subject to the passing of the resolution granting the Repurchase Mandate and on the basis that no further Shares are issued or repurchased before the AGM, the Company will be allowed to repurchase a maximum of 90,358,328 Shares during the period ending on the earliest of the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws of Hong Kong to be held or the date upon which such authority is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and the Shareholders as a whole for the Directors to have a general authority from the Shareholders to enable the Company to repurchase Shares in the market. Repurchases of Shares will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

3. FUNDING OF REPURCHASES

Repurchases made pursuant to the Repurchase Mandate would be funded out of funds legally available for the purpose in accordance with the Company's memorandum of association and the Articles of Association and the applicable laws of Hong Kong.

The Directors have no present intention to repurchase any Shares and they would only exercise the power of repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the consolidated financial position of the Company as at 31 December 2006, being the date to which the latest published audited financial statements of the Company were made up, the Directors consider that if the Repurchase Mandate were to be exercised in full at the current prevailing market value, it might have a material adverse impact on the working capital position and gearing position of the Company. The Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels (as compared with the position disclosed in the latest published audited financial statements) which in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICES

The following table shows the highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the last 12 months:

	Per Share	
	Highest	**Lowest**
	HK$	*HK$*
2006		
April	1.80	1.51
May	1.63	1.35
June	1.55	1.38
July	1.55	1.36
August	1.48	1.18
September	1.50	1.26
October	1.40	1.26
November	1.50	1.28
December	1.45	1.33
2007		
January	1.75	1.35
February	2.28	1.57
March	2.02	1.64

5. UNDERTAKINGS OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong, and in accordance with the Company's memorandum of association and the Articles of Association.

6. DIRECTORS AND THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of their knowledge and having made all reasonable enquiries, their Associates, have any present intention to sell any Shares to the Company or its Subsidiaries under the Repurchase Mandate if such is approved by the Shareholders.

As at the Latest Practicable Date, no Connected Persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, or have undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

7. TAKEOVERS CODE

If, as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert, depending on

the level of increase in the interest of the Shareholder(s), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

The Company's Substantial Shareholder, GDH Limited, is holding approximately 59.36 per cent. interests in the Company as at the Latest Practicable Date and will be holding approximately 65.96 per cent. interests in the Company if the Repurchase Mandate is to be exercised in full. The Directors are not aware of any consequences which will arise under the Takeovers Code as a result of any purchases to be made under the Repurchase Mandate and the Company has no present intention to exercise the Repurchase Mandate to such extent that the public holding of Shares would reduce to below 25 per cent. of the issued Shares.

8. REPURCHASES MADE BY THE COMPANY

During the six months preceding the Latest Practicable Date, the Company has not repurchased any Shares (whether on the Stock Exchange or otherwise).

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the AGM) pursuant to the Articles of Association.

According to Article 73 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 1203)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Thursday, 7 June 2007 at 2:30 p.m. for the following purposes:

1. To receive and consider the audited consolidated financial statements and the reports of the directors of the Company (the "Directors") and the auditors of the Company (the "Auditors") for the year ended 31 December 2006.

2. To declare a final dividend for the year ended 31 December 2006.

3. To re-elect retiring Directors and authorise the Directors to fix the remuneration of the Directors.

4. To re-appoint Auditors and authorise the Directors to fix their remuneration.

5. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

   "**THAT**:

   (A) subject to the following provisions of this Resolution and pursuant to Section 57B of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares of HK$0.50 each in the capital of the Company (the "Shares") and/or options, warrants and/or instruments carrying rights to subscribe for any Shares or securities convertible into Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

   (B) the approval in paragraph (A) of this Resolution shall be in addition to any other authorizations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(C) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (A) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors and/or employees of the Company and/or any of its subsidiaries and other eligible person (if any) of Shares or rights to acquire Shares; (iii) the exercise of rights of subscription and other eligible person (if any) or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares; or (iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on the Shares in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(D) for the purpose of this Resolution and resolution no. 5:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable laws of the Hong Kong Special Administrative Region of the People's Republic of China ("Hong Kong") to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

and,

"Rights Issue" means an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

6. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT**:

(A) subject to paragraph (B) of this Resolution, the exercise by the Directors during the Relevant Period (as defined above) of all the powers of the Company to repurchase the Shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases for this purpose, subject to and in accordance with all applicable laws and the requirements of The Rules Governing the Listing of Securities on the Stock Exchange or any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved; and

(B) the aggregate nominal amount of the securities of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (A) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the Shares in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (A) of this Resolution shall be limited accordingly."

7. To consider as special business and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"**THAT** conditional upon resolutions nos. 5 and 6 set out above being duly passed, the general mandate granted to the Directors to exercise the powers of the Company to allot and issue Shares pursuant to resolution no. 5 set out above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution no. 6 set out above, provided that such an amount shall not exceed 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this Resolution."

By Order of the Board
Cheung Mo Ching
Company Secretary

Hong Kong, 30 April 2007

Registered Office:
22nd Floor
Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong

NOTES:

1. A member entitled to attend and vote at the meeting is entitled to appoint proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. In order to be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority, must be lodged at the registered office of the Company not less than 48 hours before the time appointed for the holding of the meeting (or the adjourned meeting as the case may be).

3. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose, seniority shall be determined by the order in which the names stand in the register of members in respect of joint holding.

4. The register of members of the Company will be closed from Tuesday, 5 June 2007 to Thursday, 7 June 2007, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 4 June 2007.

5. A form of proxy for use at the meeting is enclosed.

6. In relation to resolution no. 5, approval is being sought from members for a general mandate to authorise the allotment of shares in the share capital of the Company. The Directors have no immediate plans to issue any new shares in the share capital of the Company pursuant to such general mandate other than shares which may fall to be issued under the share option scheme of the Company.

7. In relation to resolution no. 6, approval is being sought from members for a general mandate to repurchase shares of the Company. The Directors have no immediate plans to repurchase any shares of the Company pursuant to such general mandate.

8. In relation to resolution no. 7, approval is being sought from members to extend the general mandate to allot shares by adding repurchased shares to the 20 per cent. general mandate.

此乃要件　請即處理

閣下對本文件任何內容或應採取之行動如有任何疑問，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下全部廣南（集團）有限公司的股份，應立即將本文件連同隨附的代表委任表格送交買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦無發表聲明，並明確表示概不會就本文件全部或任何部份內容或因依賴該等內容而引致的任何損失承擔任何責任。

GUANGNAN (HOLDINGS) LIMITED

廣南（集團）有限公司

（於香港註冊成立的有限公司）

（股份代號：1203）

建議重選董事，
發行新股及購回股份之一般授權
及
股東週年大會通告

本公司將於二零零七年六月七日（星期四）下午二時三十分假座香港灣仔駱克道57－73號香港華美粵海酒店地庫低層會議廳舉行股東週年大會，大會通告載於本文件第14至第17頁。無論　閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印備的指示填妥及交回本公司註冊辦事處，惟無論如何須於股東週年大會或其續會（視乎情況而定）指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席大會，並於會上投票。

二零零七年四月三十日

於本文件內，除文義另有所指外，下列詞語具有以下涵義：

「股東週年大會」	指	本公司將於二零零七年六月七日（星期四）下午二時三十分假座香港灣仔駱克道57－73號香港華美粵海酒店地庫低層會議廳舉行之股東週年大會；
「章程細則」	指	本公司之章程細則；
「聯繫人士」	指	上市規則所定義者；
「董事會」	指	不時組成之董事會；
「辦公日」	指	聯交所公開買賣證券之日；
「本公司」	指	Guangnan (Holdings) Limited（廣南（集團）有限公司），一間於香港註冊成立的有限公司，其股份於聯交所上市；
「公司條例」	指	香港法例第32章公司條例，包括其修訂、綜合或重新頒佈之條文；
「關連人士」	指	上市規則所定義者；
「董事」	指	本公司董事（包括獨立非執行董事）；
「說明文件」	指	本文件附錄II載有上市規則規定須提供有關購回授權所需資料之「說明文件」；
「一般授權」	指	購回授權及股份發行授權；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港幣，香港之法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；
「最後可行日期」	指	二零零七年四月二十六日，即本文件付印前確定所載若干資料之最後可行日期；
「上市規則」	指	聯交所證券上市規則；

「購回授權」	指	建議授予董事之一般授權，以供購回相等於在通過有關決議案授出該項授權當日本公司的已發行及繳足股本總面額的最高10%之股份；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「發行股份授權」	指	建議授予董事之一般授權，以供配發及發行合共相等於在通過有關決議案授出該項授權當日本公司的已發行股本總面額的最高20%之股份；
「股份」	指	本公司每股面值0.5港元的股份（或本公司股本不時進行的股份拆細、合併、重新分類或重組而導致的其他面值）；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	公司條例所定義本公司當時之附屬公司，其眾數形式具有相同涵義；
「主要股東」	指	上市規則所定義者；及
「收購守則」	指	香港公司收購及合併守則。

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

執行董事：
梁江 *(主席)*
譚云標
曾翰南

非執行董事：
趙雷力
羅蕃郁
董德才
侯卓冰

獨立非執行董事：
Gerard Joseph McMAHON
譚惠珠
李嘉強

註冊辦事處：
香港
皇后大道東
24-32號
金鐘匯中心
22樓

敬啟者：

建議重選董事，
發行新股及購回股份之一般授權
及
股東週年大會通告

1. 緒言

本文件旨在向 閣下提供有關(i)建議重選董事；(ii)向董事會授出一般授權及擴大發行股份授權；以及(iii)向 閣下提供股東週年大會的通告及代表委任表格。

2. 重選董事

根據章程細則第92條，董德才先生及侯卓冰小姐將於股東週年大會上退任，惟彼等符合資格並願膺選連任。根據上市規則須予披露上述董事詳情已載於本文件附錄一。

根據章程細則第101條，趙雷力先生、Gerard Joseph McMahon先生及李嘉強先生將於股東週年大會上輪值退任，惟彼等符合資格並願膺選連任。根據上市規則須予披露上述董事詳情已載於本文件附錄一。

3. 建議發行股份之一般授權

本公司已在二零零六年六月九日舉行之股東週年大會上，授予董事發行股份之一般授權。該一般授權將於在二零零七年六月七日舉行之應屆股東週年大會結束時失效。為使董事在有需要發行股份時可靈活酌情行事，因此於股東週年大會上將提呈一項普通決議案，建議向董事授予一般及無條件的授權以行使本公司之一切權力，以配發、發行及處理本公司股份及其他證券，合共佔本公司於通過有關決議案授出該項授權當日已發行股本總面額最多20%。根據上市規則，本公司在聯交所或其他地方購回本身之證券後30日內，在未經聯交所批准下不得發行新股份或其他證券，或公佈建議發行新股份或其他證券（不包括於購回該等證券前因行使發行在外之認股權證、購股權或要求本公司發行股份之類似工具而發行股份）。董事擬表明，彼等現無意發行股份。

4. 建議購回股份之一般授權

本公司已在二零零六年六月九日舉行之股東週年大會上，授予董事購回股份之一般授權。該一般授權將於在二零零七年六月七日舉行之應屆股東週年大會結束時失效。於股東週年大會上亦將提呈一項普通決議案，建議向董事授予一般及無條件的授權以行使本公司之一切權力，以在聯交所或本公司證券可能上市之任何其他證券交易所購回股份，佔本公司於通過有關決議案授出購回授權當日已發行股本總面額最多10%。

一般授權將一直有效，直至本公司下屆股東週年大會結束時，或根據本公司章程細則或任何適用香港法例規定須舉行下屆股東週年大會之期限屆滿時，或該等授權經股東在股東大會以普通決議案撤銷或修訂時（以最早者為準）。

本文件附錄二載有上市規則規定須向股東寄發有關建議購回授權之説明文件。説明文件載有一切合理所需資料，以供股東就於股東週年大會上投票贊成或反對有關決議案作出知情的決定。

5. 責任聲明

本文件載有遵照上市規則的規定提供有關本公司的資料。董事共同及個別對本文件所載資料的準確性承擔全部責任，並於作出一切合理查詢後確認，據彼等所深知及確信，本文件並無遺漏任何其他事實，以致其所載的任何聲明有誤導成份。

6. 股東週年大會

召開股東週年大會之通告載於本文件第14至17頁。股東於股東大會上根據章程細則要求投票表決之程序載於本文件附錄三。

本文件隨附股東週年大會適用之代表委任表格。無論　閣下能否出席該大會，務請盡快將隨附的代表委任表格按其上印備的指示填妥及交回本公司註冊辦事處，惟無論如何須於股東週年大會或其續會（視乎情況而定）指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席大會，並於會上投票。

7. 推薦意見

董事會認為重選董事、授予一般授權及擴大授予董事會之股份發行授權，均符合本公司及股東之整體利益。因此，董事會建議股東投票贊成將於股東週年大會上提呈之各項普通決議案。

此致

列位股東 台照

承董事會命
主席
梁江

二零零七年四月三十日

以下為將於股東週年大會上重選之五名董事於最後可行日期之詳情：

趙雷力先生，53歲，於二零零四年二月獲委任為本公司非執行董事。趙先生於二零零一年十二月起出任本公司的最終控股公司廣東粵港投資控股有限公司（「粵港投資」）董事及粵海控股集團有限公司（「粵海控股」）常務董事，現時亦擔任本公司的同系附屬公司金威啤酒集團有限公司非執行董事。趙先生畢業於中國人民解放軍空軍飛行學院，於一九六九年至二零零一年期間在中國人民解放軍空軍任不同職位，包括空軍某部部隊長等職。

於趙雷力先生在股東週年大會上重選後，彼將在董事會繼續留任為期約三年，直至根據章程細則須再次輪值退任為止。除上文所載之詳情外，趙先生與本公司任何董事、高層管理人員或主要或控股股東概無關連。

於最後可行日期，趙先生擁有本公司200,000股股份之衍生權益（定義見證券及期貨條例第XV部），此代表趙先生有權可認購本公司200,000股股份之權利。除上述披露者外，趙先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與趙先生並無訂立任何服務合約。彼於二零零六年並無收取本公司任何酬金。趙先生擔任非執行董事，有權收取可能由董事會根據章程細則批准之董事袍金及董事酬金。趙先生之酬金（如有）將參照其職責、當時之行業市況及本公司之薪酬政策、經營業績與盈利能力後釐定。

就趙先生重選為本公司非執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

董德才先生，59歲，於二零零六年十二月獲委任為本公司非執行董事。彼於中國廣東廣播電視大學專業畢業。於一九九七年六月至二零零零年九月，董先生曾擔任廣東省政府駐澳門辦事處副主任及南粵（集團）有限公司（「南粵」）副總經理。於二零零零年九月至二零零三年三月，彼曾先後出任廣東粵海集團有限公司董事、總經理及董事長等職務，其後出任粵海控股企業管理部總經理，直至二零零六年一月起出任粵海控股之董事長顧問，並於二零零六年四月起出任粵海控股澳門辦事處主任及南粵之董事長。南粵現為粵海控股的附屬公司。

於董先生在股東週年大會上重選後，彼將在董事會繼續留任為期約三年，直至根據章程細則須再次輪值退任為止。除上文所載之詳情外，董先生與本公司任何董事、高層管理人員或主要或控股股東概無關連。

於最後可行日期，董先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與董先生並無訂立任何服務合約。彼於二零零六年並無收取本公司任何酬金。董先生擔任非執行董事，有權收取可能由董事會根據章程細則批准之董事袍金及董事酬金。董先生之酬金（如有）將參照其職責、當時之行業市況及本公司之薪酬政策、經營業績與盈利能力後釐定。

除下文所述者外，概無任何企業、公司或未註冊成立之企業於董先生出任其中一名董事或其不再出任其中一名董事之12個月內遭解散或清盤（除該公司尚有償債能力提出自動清盤除外），或破產或類似法律程序之對象，或訂立任何形式安排或與債權人達成和解協議，或對其委任財產接收人、受託人或類似人員。

董先生自一九九七年六月至二零零零年九月曾出任南粵之副總經理，並於二零零六年四月起出任南粵之董事長。南粵乃一家於中國澳門特別行政區註冊成立之公司。

於一九九八年十二月，中國廣東省政府展開（其中包括）有關南粵及其附屬公司（「南粵集團」）的債務重組（「重組」）。於二零零零年十二月二十一日，南粵正式簽訂（其中包括）債務重組協議，南粵之債權人同意參予重組。南粵集團重組涉及之金額估計約達29億7,400萬港元，重組於二零零零年十二月二十二日完成。於重組完成以前，南粵由中國廣東省政府全資擁有。於重組完成以後，南粵成為粵海控股的附屬公司。

除上述披露者外，就董先生重選為本公司非執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

侯卓冰小姐，45歲，於二零零六年八月獲委任為本公司非執行董事，現時亦擔任本公司附屬公司中粵浦項（秦皇島）馬口鐵工業有限公司的董事。彼於二零零零年五月至二零零二年七月期間曾出任本公司非執行董事。侯小姐畢業於中國暨南大學國際金融系，並持有澳洲梅鐸大學工商管理碩士學位。侯小姐熟悉資金管理，曾在廣州國際信託投資有限公司開發區分公司工作。侯小姐於一九八八年加入粵海企業（集團）有限公司財務

部，於二零零零年八月至二零零二年七月曾擔任粵海控股財務部總經理。其後，侯小姐出任廣東天河城（集團）股份有限公司董事兼財務總監，直至二零零六年七月起分別出任粵港投資及粵海控股財務部總經理。

於侯小姐在股東週年大會上重選後，彼將在董事會繼續留任為期約三年，直至根據章程細則須再次輪值退任為止。除上文所載之詳情外，侯小姐與本公司任何董事、高層管理人員或主要或控股股東概無關連。

於最後可行日期，侯小姐並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與侯小姐並無訂立任何服務合約。彼於二零零六年並無收取本公司任何酬金。侯小姐擔任非執行董事，有權收取可能由董事會根據章程細則批准之董事袍金及董事酬金。侯小姐之酬金（如有）將參照其職責、當時之行業市況及本公司之薪酬政策、經營業績與盈利能力後釐定。

就侯小姐重選為本公司非執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

Gerard Joseph McMAHON先生，63歲，於一九九九年六月獲委任為本公司獨立非執行董事。直至一九九六年底，彼擔任證券及期貨事務監察委員會（「證監會」）的執行董事及委員、香港收購及合併小組成員及香港公司法改革常務委員會之證監會代表。McMahon先生為香港大律師，現時擔任香港上市公司紀翰集團有限公司的主席兼非執行董事。彼自一九九七年起，先後擔任為香港、印尼及澳洲多間上市公司的非執行董事。

於McMahon先生在股東週年大會上重選後，彼將在董事會繼續留任為期約三年，直至根據章程細則須再次輪值退任為止。除上文所載之詳情外，McMahon先生與本公司任何董事、高層管理人員或主要或控股股東概無關連。

於最後可行日期，McMahon先生擁有本公司200,000股股份之衍生權益（定義見證券及期貨條例第XV部），此代表McMahon先生有權認購本公司200,000股股份。除上述披露者外，McMahon先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與McMahon先生並無訂立任何服務合約。於二零零六年，McMahon先生出任獨立非執行董事、審核委員會主席、以及薪酬委員會及提名委員會成員之酬金總額為300,000港元。McMahon先生擔任獨立非執行董事、審核委員會主席、以及薪酬委員會及提名委員會成員，McMahon先生有權收取可能由董事會根據章程細則批准之董事袍金及董事酬金。McMahon先生之酬金（如有）將參照其職責、當時之行業市況及本公司之薪酬政策、經營業績與盈利能力後釐定。

就McMahon先生重選為本公司獨立非執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

李嘉強先生，54歲，於一九九九年六月獲委任為本公司獨立非執行董事。彼現為一間顧問公司之總裁，曾任法國巴黎百富勤融資有限公司之董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干間上市公司之執行董事及財務總監。

於李先生在股東週年大會上重選後，彼將在董事會繼續留任為期約三年，直至根據章程細則須再次輪值退任為止。除上文所載之詳情外，李先生與本公司任何董事、高層管理人員或主要或控股股東概無關連。

於最後可行日期，李先生擁有本公司200,000股股份之衍生權益（定義見證券及期貨條例第XV部），此代表李先生有權認購本公司200,000股股份。除上述披露者外，李先生並無擁有任何本公司或其聯營公司根據證券及期貨條例第XV部所界定之股份及／或相關股份的權益。

本公司與李先生並無訂立任何服務合約。於二零零六年，李先生出任本公司獨立非執行董事、薪酬委員會主席、以及審核委員會及提名委員會成員之酬金總額為300,000港元。李先生擔任獨立非執行董事、薪酬委員會主席、以及審核委員會及提名委員會成員，李先生有權收取可能由董事會根據章程細則批准之董事袍金及董事酬金。李先生之酬金（如有）將參照其職責、當時之行業市況及本公司之薪酬政策、經營業績與盈利能力後釐定。

就李先生重選為本公司獨立非執行董事而言，概無須予披露之資料或根據上市規則第13.51(2)條任何條文規定須予披露涉及彼之任何事宜，亦無任何須知會本公司股東之其他事宜。

本附錄載有上市規則要求包括在說明文件之資料，讓股東對在股東週年大會提呈有關購回授權之決議案投贊成或反對票時作出知情之決定。

1. 股本

於最後可行日期，本公司已發行股本包括903,583,285股股份。待購回授權獲通過後及於股東週年大會前並無進一步發行或購回股份，於直至本公司下屆股東週年大會結束、或本公司之章程細則或香港任何適用法例規定舉行下屆股東週年大會之指定期限屆滿、或本公司股東於本公司股東大會上通過普通決議案撤銷或修改該授權當日（以最早者為準）結束之期間，本公司最多可回購90,358,328股股份。

2. 購回之理由

董事相信向股東尋求一般授權使本公司可於市場購回股份，乃符合本公司及其股東之最佳利益。董事僅會於其認為符合本公司及其股東利益之情況下，方會進行購回股份。該等購回行動可使本公司之資產淨值及每股資產及／或盈利上升（視乎當時市況及資金安排而定）。

3. 購回之資金

根據購回授權進行之購回行動必須以根據本公司之組織章程大綱和章程細則及香港適用法例可合法用作該用途之資金撥付。

董事目前無意購回任何股份，彼等僅會在其認為購回符合本公司及其股東之最佳利益及彼等認為可以按有利本公司之條款購回股份之情況下，方會行使購回之權力。以本公司於二零零六年十二月三十一日（乃編製最近刊發之本公司經審核財務報表之日期）之綜合財務水平為基準，董事認為倘購回授權以現行市價獲悉數行使，可能對本公司之營運資金水平及資本負債水平構成重大負面影響。然而，如董事認為行使購回授權會對本公司而言視為適宜之不時營運資金需求或資本負債比率可能受到嚴重不利影響之情況下（比對本公司最新刊發之已經審核財務報告所披露之狀況而言），將不會行使購回授權。

4. 股價

股份於過去十二個月內每月在聯交所買賣之最高及最低價如下：

	每股	
	最高	最低
	港元	*港元*
二零零六年		
四月	1.80	1.51
五月	1.63	1.35
六月	1.55	1.38
七月	1.55	1.36
八月	1.48	1.18
九月	1.50	1.26
十月	1.40	1.26
十一月	1.50	1.28
十二月	1.45	1.33
二零零七年		
一月	1.75	1.35
二月	2.28	1.57
三月	2.02	1.64

5. 董事之承諾

各董事已向聯交所作出承諾，在適用的情況下，彼等將根據上市規則及適用之香港法例與本公司之組織章程大綱及章程細則行使購回授權。

6. 董事及其聯繫人及關連人士

董事及（在董事作出一切合理查詢後，就董事所知）其聯繫人現時無意在購回授權獲股東批准之情況下把股份售予本公司或其附屬公司。

於最後可行日期，並無任何本公司之關連人士知會本公司，表示目前有意在購回授權獲股東批准之情況下把股份售予本公司，亦無承諾不會出售股份。

7. 收購守則

倘若因本公司購回股份而導致股東在本公司投票權比例增加，則就收購守則而言該項權益增加將被視為收購。因此，視乎該股東所增加權益之水平，該股東或行動一致之

眾股東可獲得或加強於本公司之控制權，而可能須根據收購守則第26條提出強制性收購之建議。

本公司之主要股東粵海控股集團有限公司於最後可行日期持有本公司約59.36%之權益，倘購回授權獲悉數行使，其將持有本公司約65.96%之權益。董事並不知悉，根據購回授權購回任何股份後將會導致收購守則所指之後果出現。本公司目前無意行使購回授權致使公眾人士持有之股份低於已發行股份之25%。

8. 本公司購回股份

於最後可行日期前六個月，本公司概無購回任何股份（無論在聯交所或以任何方式）。

下列各段載有股東根據章程細則在本公司股東大會(包括股東週年大會)要求投票表決之程序。

根據章程細則第73條,於任何股東大會上提呈以供投票之決議案將以舉手表決方式決定,惟除非(於宣佈舉手表決之結果之前或之時)下列人士要求投票表決則作別論:

(a) 該會議之主席;或

(b) 最少三名親身出席或受委代表出席並於當時有權在大會上投票之股東;或

(c) 親身出席或受委代表出席且佔有權於會上投票之所有股東總投票權不少於十分一之任何一名或多名股東;或

(d) 親身出席或受委代表出席且持有附有大會投票權之本公司股份,其已繳足總額相當於附有該權利之所有股份已繳足總額不少於十分一之任何一名或多名股東。

GUANGNAN (HOLDINGS) LIMITED

廣南（集團）有限公司

（於香港註冊成立的有限公司）

（股份代號：1203）

茲通告本公司將於二零零七年六月七日（星期四）下午二時三十分假座香港灣仔駱克道57－73號香港華美粵海酒店地庫低層會議廳舉行股東週年大會，以便處理下列事項：

1. 接納及省覽本公司截至二零零六年十二月三十一日止財政年度之經審核綜合財務報表、本公司之董事會（「董事」）報告及本公司之核數師（「核數師」）報告。

2. 宣佈派發截至二零零六年十二月三十一日止年度之末期股息。

3. 重選退任董事及授權董事釐定董事酬金。

4. 重新委聘核數師及授權董事釐定其酬金。

5. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

「動議：

(A) 在本決議案以下條文之規限下及依據香港法例第32章公司條例第57B條，一般性及無條件批准本公司董事於有關期間內行使本公司之一切權力，以發行、配發及處理額外本公司股本中每股面值0.50港元之股份（「股份」）及／或購股權、認股權證及／或附有可認購任何股份權利之契據或可轉換成股份之證券，以及作出或授予可能須行使此等權力之售股建議、協議及購股權；

(B) 本決議案(A)段之批准乃董事所獲授任何其他權力以外之權力，該決議案授權董事於有關期間內作出或授予須於有關期間結束後行使此等權力之售股建議、協議及購股權；

(C) 本公司董事依據本決議案(A)段之批准而配發或有條件或無條件同意配發(不論依據購股權或其他方式)之股本總面額,不得超過本決議案通過當日已發行股本總面額之20%,惟依據(i)配售新股(定義見下文);(ii)本公司任何購股權計劃或當時採納以向本公司及/或其任何附屬公司之董事及/或僱員及其他合資格人士(如有)授出或發行股份或認購本公司股份之權利之類似安排;(iii)本公司發行之任何認股權證或可兌換為股份之其他證券之條文之認購權或轉換權之行使;或(iv)任何根據本公司之章程細則配發之股份以代替全部或部份股份股息之以股代息或類似安排而配發者除外,而上述批准須受此限制;及

(D) 就本決議案及第5項決議案而言:

「有關期間」指本決議案通過日至下列任何一項較早發生之期間:

(i) 本公司下屆股東週年大會結束時;

(ii) 本公司之章程細則或中華人民共和國香港特別行政區(「香港」)任何適用法例規定本公司下屆股東週年大會須予舉行期限屆滿之日;及

(iii) 在本決議案下之授權經本公司股東在股東大會上以普通決議案撤銷或修改之日。

及,

「配售新股」乃指於本公司董事指定之期間內,向於指定記錄日期名列本公司股份股東名冊內之股份持有人按彼等當時之持股比例提呈發售股份之建議(惟須受董事會就零碎股權,或於考慮香港以外本公司任何適用地區之任何法律限制或責任或任何認可監管機構或任何證券交易所之規定後認為必要或權宜之豁免或其他安排所規限)。」

6. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

「**動議**：

(A) 在本決議案(B)段之規限下，一般及無條件批准本公司董事於有關期間（定義見上文）內行使本公司一切權力，在香港聯合交易所有限公司（「聯交所」）或本公司證券可能上市且獲香港證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回股份，惟須符合所有適用法例及聯交所或任何其他證券交易所不時修訂之證券上市規則之規定；及

(B) 本公司獲授權根據本決議案(A)段之批准購回之本公司證券總面額，不得超過通過本決議案當日已發行股份之10%，而根據本決議案(A)段之授權須以此為限。」

7. 作為特別事項，考慮並酌情通過下列決議案為普通決議案（不論有否修訂）：

「**動議**待上述第5項及第6項決議案獲正式通過後，授予董事會行使本公司權力根據上述第5項決議案配發及行使股份之一般授權上，加入董事會根據上述第6項決議案授權可購回之本公司總面額可予配發或有條件或無條件同意配發及發行之本公司股本總面額，惟該數額不得超過本公司於通過本決議案當日股本總面額之10%。」

承董事會命
公司秘書
張慕貞

香港，二零零七年四月三十日

註冊辦事處：
香港
皇后大道東24-32號
金鐘匯中心
22樓

附註：

1. 凡有資格出席大會及投票之股東，可委派代表出席及代其投票。受委代表毋須為本公司股東。

2. 代表委任表格連同委任人簽署之授權書或其他授權文件（如有），或經由公證人證明之授權書或授權文件副本，須早於大會或其續會（視情況而定）舉行時間48小時前送達本公司之註冊辦事處，逾期無效。

3. 如屬股份之聯名股東，在排名首位股東親身或委派代表投票後，其餘聯名持有人將無權投票。就此而言，排名先後以本公司股東名冊上就該等聯名持有股份所登記之股東排名次序為準。

4. 本公司將於二零零七年六月五日（星期二）至二零零七年六月七日（星期四）（包括首尾兩天）暫停辦理股份過戶登記手續，期間不會登記任何股份轉讓。如欲符合收取末期股息之資格，所有轉讓文件連同有關股票，必須於二零零七年六月四日（星期一）下午四時正前送交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712－1716室。

5. 隨本通函附奉一份大會適用之代表委任表格。

6. 有關第5項決議案，擬徵求股東批准配發本公司股本中股份之一般授權。除根據本公司購股權計劃可能須予發行者外，董事現無計劃根據此項一般授權發行本公司股本中任何股份。

7. 有關第6項決議案，擬徵求股東批准購回本公司股份之一般授權。董事現無計劃根據此項一般授權購回本公司任何股份。

8. 有關第7項決議案，擬徵求股東擴大配發股份之一般授權，將購回股份加入20%之發行股份一般授權。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

MAJOR TRANSACTION
ESTABLISHMENT OF A JOINT VENTURE COMPANY FOR THE PRODUCTION AND SALE OF TINPLATE PRODUCTS

MAJOR AND CONNECTED TRANSACTION
ACQUISITION OF PRODUCTION FACILITY AND PROVISION OF CONSULTATION AND TRAINING SERVICES
AND
CONTINUING CONNECTED TRANSACTION FOR THE SUPPLY OF BLACKPLATES

Independent financial adviser to the independent board committee and independent shareholders of Guangnan (Holdings) Limited

CIMB

CIMB-GK Securities (HK) Limited

A letter from the Board is set out on pages 5 to 18 of this circular. A letter from the Independent Board Committee is set out on page 19 of this circular. A letter from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the independent Shareholders is set out on pages 20 to 26 of this circular.

30th April, 2007

CONTENTS

In this circular, the following terms and expressions shall have the following meanings unless the context otherwise requires:

"Board"	the board of Directors;
"Company"	Guangnan (Holdings) Limited, the shares of which are listed on the Stock Exchange;
"Continuing Connected Transaction"	the supply of blackplates by POSCO to Zhongyue Tinplate and the Joint Venture Company, further details of which are set out in the section headed "II. Continuing Connected Transaction" in the "Letter from the Board" in this circular;
"Directors"	directors of the Company;
"Enlarged Group"	the Group as enlarged by the establishment of the Joint Venture Company and the acquisition of Production Facility and provision of consultation and training services;
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling shareholder of the Company holding approximately 59.36% of the issued share capital of the Company as at the Latest Practicable Date;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee"	a committee of the Board comprising Mr. Gerard Joseph McMahon, Mr. Li Kar Keung, Caspar and Miss Tam Wai Chu, Maria, being the independent non-executive Directors;
"Independent Financial Adviser"	CIMB-GK Securities (HK) Limited, a licensed corporation under the SFO to carry on Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the independent Shareholders in respect of the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction;

"Joint Venture Agreement"	the conditional joint venture agreement dated 21st December, 2006 entered into by Zhongyue, POSCO and POSCO-China, further details of which are set out in the section headed "I. Establishment of a Joint Venture Company and acquisition of production facility and provision of consultation and training services — 2. Joint Venture Agreement" in the "Letter from the Board" in this circular;
"Joint Venture Company"	中粵浦項(秦皇島)馬口鐵工業有限公司 (Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限公司 (foreign joint venture limited company) established on 16th February, 2007 in accordance with PRC law pursuant to the terms of the Joint Venture Agreement which is 66% indirectly owned by the Company, 24% owned by POSCO and 10% owned by POSCO-China;
"JV Board"	the board of directors of the Joint Venture Company;
"JV Parties"	collectively, Zhongyue, POSCO and POSCO-China, all being parties to the Joint Venture Agreement;
"Latest Practicable Date"	26th April, 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Major and Connected Transaction"	The acquisition of the Production Facility by the Joint Venture Company from POSCO, together with the consultation services (including, but not limited to, the additional services under paragraph (ii) of the section headed "Consideration for the provision of consultation services" in this circular) and training services to be provided by POSCO to the Joint Venture Company, further details of which are set out in the section headed "I. Establishment of a Joint Venture Company and acquisition of the production facility and provision of consultation and training services" in the "Letter from the Board" in this circular;
"MOU"	the memorandum of understanding dated 21st December, 2006 entered into by Zhongyue and POSCO;

"POSCO"	POSCO Co., Ltd., a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts;
"POSCO-China"	浦項(中國)投資有限公司 (POSCO-China Holding Corporation), a company incorporated in the PRC and a wholly-owned subsidiary of POSCO;
"POSCO Group"	POSCO and its subsidiaries;
"PRC"	the People's Republic of China;
"Production Facility"	the production facility to be purchased by the Joint Venture Company pursuant to the MOU and the Sale and Purchase Agreement;
"RMB"	Renminbi, the lawful currency of the PRC;
"Sale and Purchase Agreement"	the conditional sale and purchase agreement dated 15th March, 2007 entered into between Zhongyue and POSCO in relation to the acquisition of the Production Facility by the Joint Venture Company, together with the consultation services and training services to be provided by POSCO to the Joint Venture Company;
"SFO"	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);
"Shareholder(s)"	holder(s) of the Shares;
"Shares"	shares of HK$0.50 each in the share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Transactions"	the setting up of the Joint Venture Company and the acquisition of the Production Facility by the Joint Venture Company, together with the consultation and training services to be provided by POSCO to the Joint Venture Company;
"US$"	United States Dollar, the lawful currency of the United States of America;
"Zhongyue"	Zhongyue Industry Material Limited, a company incorporated in Hong Kong with limited liability and is an indirect wholly-owned subsidiary of the Company;

"Zhongyue Tinplate"	中山中粤馬口鐵工業有限公司 (Zhongshan Zhongyue Tinplate Industrial Co. Ltd.), a sino-foreign equity joint venture company established on 22nd June, 1989 in the PRC and is currently a wholly-owned subsidiary of the Company;
"%"	per cent;
"₩"	Korean won, the lawful currency of South Korean.

If there is any inconsistency between the Chinese name of the entities mentioned in this circular and their English translation, the Chinese version shall prevail.

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.

Conversion of Hong Kong dollars into Korean won is based on the exchange rate of HK$1.00 = ₩120.48.

The exchange rates referred above are for the use in this circular and for illustration purposes only, no representation is made or given that any amount in the currency referred above can be converted at such rate or any other rate.

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Executive Directors:
Liang Jiang *(Chairman)*
Tan Yunbiao
Tsang Hon Nam

Non-executive Directors:
Zhao Leili
Luo Fanyu
Dong Decai
Hou Zhuobing

Independent Non-executive Directors:
Gerard Joseph McMahon
Tam Wai Chu, Maria
Li Kar Keung, Caspar

Registered office:
22nd Floor
Tesbury Centre
24–32 Queen's Road East
Hong Kong

30th April, 2007

To the shareholders of the Company

Dear Sir or Madam,

MAJOR TRANSACTION
ESTABLISHMENT OF A JOINT VENTURE COMPANY FOR THE PRODUCTION AND SALE OF TINPLATE PRODUCTS

MAJOR AND CONNECTED TRANSACTION
ACQUISITION OF PRODUCTION FACILITY AND PROVISION OF CONSULTATION AND TRAINING SERVICES
AND
CONTINUING CONNECTED TRANSACTION FOR THE SUPPLY OF BLACKPLATES

I. ESTABLISHMENT OF A JOINT VENTURE COMPANY AND ACQUISITION OF PRODUCTION FACILITY AND PROVISION OF CONSULTATION AND TRAINING SERVICES

1. Introduction

Reference is made to the announcement of the Company dated 8th January, 2007 announcing that on 21st December, 2006, Zhongyue entered into the Joint Venture Agreement with POSCO and POSCO-China in relation to the establishment of the Joint Venture Company for the production and sale of tinplate products, and Zhongyue also entered into a MOU with POSCO in relation to the acquisition

by the Joint Venture Company of the Production Facility from POSCO for the purpose of establishing a manufacturing facility for the production of tinplate products by the Joint Venture Company in Qinhuangdao City, Hebei Province, the PRC. The Joint Venture Agreement was entered into with detailed provisions to govern, inter alia, the establishment and operation of the Joint Venture Company including the scope of business, procedures of board meetings and general meetings, supervisory committee, distribution of profits, which are similar to the Joint Venture Company's articles of association. Accordingly, the MOU and the Joint Venture Agreement have been entered into for different purposes.

Reference is also made to the announcement of the Company dated 15th March, 2007 announcing that on 15th March, 2007, the Joint Venture Company entered into the Sale and Purchase Agreement with POSCO in relation to (i) the acquisition by the Joint Venture Company of the Production Facility from POSCO for the purpose of establishing a manufacturing facility for the production of tinplate products by the Joint Venture Company in Qinhuangdao City, Hebei Province, the PRC; and (ii) the consultation services and training services to be provided by POSCO in relation to the operation of the Production Facility.

The purpose of this circular is to provide you with, among others:

(i) further information regarding the Transactions and the Continuing Connected Transaction;

(ii) a letter from the Independent Board Committee of the Company to the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction, set out in page 19 of this circular;

(iii) a letter of advice from the Independent Financial Adviser to the Independent Board Committee and the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction, set out in pages 20 to 26 of this circular; and

(iv) the valuation reports of the Production Facility and the consultation services and training services prepared by Vigers Appraisal and Consulting Limited, an independent professional valuer appointed by the Company, set out in Appendix III of this circular.

2. Joint Venture Agreement

Details of the Joint Venture Agreement are as follows:

Date

21st December, 2006

Parties

(1) Zhongyue;

(2) POSCO; and

(3) POSCO-China.

To the best of the knowledge, information and belief of the Directors and after making all reasonable enquiries, POSCO and POSCO-China and their respective ultimate beneficial owners are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company on the day where the Joint Venture Agreement and the MOU were entered into.

Nature of the Joint Venture Company and equity contribution

The Joint Venture Company was established as a 外商合資有限公司 (foreign joint venture limited company) on 16th February, 2007. The registered capital of the Joint Venture Company is US$30 million (equivalent to approximately HK$234 million) and such amount shall be contributed by the JV Parties as follows:

	Percentage shareholding
Zhongyue	66%
POSCO	24%
POSCO-China	10%
Total	100%

Accordingly, Zhongyue shall contribute 66% of the registered capital amounting to US$19.8 million (equivalent to approximately HK$154.44 million). The contribution of capital by Zhongyue has been and will be funded by Zhongyue's internal resources and/or borrowings.

According to the Joint Venture Agreement, the contribution to the capital of the Joint Venture Company is to be made in three stages by each JV Party in accordance with their respective proportion of contribution. Within 30 days of the issue of the business license of the Joint Venture Company, the JV Parties shall contribute 25% of the registered capital (the "**First Contribution**"). Within 30 days of the First Contribution, a further 25% of the registered capital shall be contributed (the "**Second Contribution**") and within 60 days of the Second Contribution, the remaining 50% of the registered capital shall be contributed by the JV Parties. Accordingly, as at the Latest Practicable Date, the JV Parties had contributed US$15 million (equivalent to approximately HK$117 million) of the registered capital of the Joint Venture Company.

The total investment in the Joint Venture Company will be US$60 million (equivalent to approximately HK$468 million) comprising US$30 million registered capital as aforesaid, with the balance to be funded by bank borrowings to be obtained by the Joint Venture Company and/or by shareholder's loans from the JV Parties. The JV Parties presently anticipate that the total investment of US$60 million will be sufficient for the purpose of the purchase of Production Facility, together with the consultation services to be provided and training services has been provided by POSCO to the Joint Venture Company, and the funding of the initial working capital of the Joint Venture Company.

Purpose and business of the Joint Venture Company

The purpose and business of the Joint Venture Company are the production and sale of tinplate products, and POSCO will sell and transfer the technologically advanced Production Facility to the Joint Venture Company for the production of tinplate products. The tinplate products produced by the Joint Venture Company will principally be used as raw materials for food and beverage packaging.

Term

The term of the Joint Venture Company is 50 years and may be extended with the approval of the relevant PRC government authorities.

Board composition

The board of directors of the Joint Venture Company will comprise seven directors, out of which Zhongyue will be entitled to nominate four directors and POSCO will be entitled to nominate three directors. The chairman of the Joint Venture Company will be nominated by Zhongyue and the vice chairman of the Joint Venture Company will be nominated by POSCO.

3. MOU

The MOU sets out the framework and procedures for setting up the Joint Venture Company and the sale of the Production Facility by POSCO to the Joint Venture Company. While it is legally binding, the MOU only serves as a framework agreement and further terms and conditions in respect of the acquisition of the Production Facility was included in the Sale and Purchase Agreement. Pursuant to the MOU, upon the establishment of the Joint Venture Company, (i) Zhongyue, as the majority shareholder having a 66% shareholding interest in the Joint Venture Company, and (ii) POSCO, as the second largest shareholder having a 24% shareholding interest in the Joint Venture Company, agreed that the Production Facility will be sold by POSCO to the Joint Venture Company at a consideration to be determined based on arm's length negotiation between Zhongyue and POSCO and taking into account the valuation of the Production Facility by Vigers Appraisal and Consulting Limited, an independent professional valuer appointed by the Company, set out in Appendix III of this circular.

4. Sale and Purchase Agreement

The Sale and Purchase Agreement sets out the detailed specifications of the Production Facility, and the consultation services and training services to be provided by POSCO in relation to the operation of the Production Facility. A summary of certain principal terms is as follows:

Consideration for the purchase of Production Facility

A consideration of approximately US$17,605,000 (equivalent to approximately HK$137,319,000) is payable by the Joint Venture Company to POSCO for the purchase of the Production Facility in the following manner:

(i) 20% of the consideration is payable (and has been paid) by the Joint Venture Company as deposit for the purchase within 15 days upon the signing of the Sale and Purchase Agreement;

(ii) 40% of the consideration will be paid by the Joint Venture Company within 10 days upon the first shipment of the Production Facility; and

(iii) the remaining 40% will be paid by the Joint Venture Company within 30 days after the final shipment of the Production Facility.

The consideration was determined based on arm's length negotiation between Zhongyue and POSCO and taking into account the valuation of the Production Facility by an independent professional valuer which amounted to approximately HK$157,751,000 as at 31st January, 2007. Accordingly, as at the Latest Practicable Date, approximately US$3.521 million (equivalent to approximately HK$27,463,800) has been paid by the Joint Venture Company as deposit for the purchase of the Production Facility.

Consideration for the provision of consultation services

The consideration that will be payable by the Joint Venture Company to POSCO for the 6-month consultation services to be provided by POSCO to the Joint Venture Company shall comprise:

(i) an amount of approximately US$491,000 (equivalent to approximately HK$3,829,800), which shall be satisfied in the following manner:

(a) 50% of the consideration will be paid by the Joint Venture Company on or before 30th June, 2007; and

(b) the remaining 50% will be paid by the Joint Venture Company on or before 31st December, 2007;

(ii) any additional man-hour incurred will be charged at a rate of US$44 per hour during the service period; and

(iii) any additional days incurred after the service period will be charged at a rate of US$454 per day.

The Company expects that under normal circumstances the additional costs that may be incurred in the provision of the consultation services will not be more than US$49,100 (equivalent to approximately HK$382,980) by 30th November, 2007.

Consideration for the provision of training services

A consideration of approximately US$63,000 (equivalent to approximately HK$491,400) is payable (and has been paid) by the Joint Venture Company to POSCO on or before 31st March, 2007 for the training services to be provided by POSCO.

Details of the Production Facility

The Production Facility is a set of electrolytic tinplate production machines with a maximum annual production capacity of 250,000 tonnes of tinplates. Machinery and equipment includes an electrolytic tinning line, three shearing lines, and testing equipment. Major production machines

include coil cars, welder, pay-off reels, leveler, bridle rolls, steering rolls, shear, looping towers, scrubber rolls, induction heater, hot air dryer, muffle furnace, cleaning tanks, electrostatic oiler, conveyors, hydraulic system, electrical system, process control system, others. Testing machines comprised of Sn/Cr coating thickness analyzer, hydrophil balance and UV/VIS spectrophotometer. Spare parts consist of rolls, printed circuit boards, DC power supplies, inverters/converters, hydraulic valves, air motors, timing belts, pneumatic valves, drive couplings, circuit breakers, ball bearings, etc.. The Production Facility adopts the modified Ferrostan type technology which is an advanced tinplate production technology in the PRC. As advised by POSCO, the aggregate original cost and the net book value as at 31st December, 2006 of the Production Facility are ₩48.2 billion (equivalent to approximately HK$400.1 million) and ₩16.4 billion (equivalent to approximately HK$136.1 million), respectively.

Details of the consultation services to be provided by POSCO

POSCO shall provide 46 man-month on-site consultation services to the Joint Venture Company at its plant in Qinhuangdao City, Hebei Province, the PRC in relation to the operation of the Production Facility.

Details of the training services to be provided by POSCO

POSCO shall provide 12 man-month training services to the staff of the Joint Venture Company at the plant of POSCO in Korea in relation to the operation of the Production Facility.

Other information

As at the Latest Practicable Date, only a portion of the Production Facility has been delivered to the Joint Venture Company and training services has been provided to the Joint Venture Company. The consideration in relation to the Major and Connected Transaction will be funded by the Joint Venture Company from the capital contributions received and to be received from the JV Parties.

After the establishment of the Joint Venture Company, the signing of the Sale and Purchase Agreement constitutes a connected transaction for the Company under the Listing Rules as POSCO will become a substantial shareholder of the Joint Venture Company and therefore POSCO will be regarded as a connected person of the Group under the Listing Rules.

5. Information on the Group

The Company

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs.

Zhongyue

Zhongyue is an indirect wholly-owned subsidiary of the Company and is an investment holding company of its subsidiaries which are principally engaged in the manufacture and sale of tinplates and tinplate related products.

The Joint Venture Company

The Joint Venture Company is an indirect non wholly-owned subsidiary of the Company and is intended to be principally engaged in the manufacture and sale of tinplates and tinplate related products.

6. Information on the Counterparties

POSCO

POSCO is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

POSCO-China

POSCO-China is a wholly-owned subsidiary of POSCO and a holding company to manage the subsidiaries of POSCO in the PRC.

7. Reasons for Entering into the Joint Venture Agreement, the MOU and the Sale and Purchase Agreement

The Group has been exploring opportunities to further expand its production capacity and sales of tinplate products. The Board believes that the establishment of the Joint Venture Company in Qinhuangdao will provide a valuable opportunity for the Group to expand its business in the northern region of the PRC and the Group would also benefit from its investment in the Joint Venture Company through securing adequate supply of blackplates and advancing its tinplate production technology, as Zhongyue Tinplate and POSCO have established a good working relationship in the supply of blackplates from POSCO to Zhongyue Tinplate in the past few years. POSCO has been a reliable supplier to the Group, and the Board believes such relationship will be enhanced after the establishment of the Joint Venture Company. The Board anticipates that the Group will stand to benefit, over the longer term, from its investment in the Joint Venture Company.

The Production Facility was sold by POSCO to the Joint Venture Company, together with the consultation services to be provided and training services has been provided by POSCO to the Joint Venture Company, at a consideration determined after arm's length negotiation between Zhongyue and POSCO and taking into account the valuation of the Production Facility and consultation services and training services by Vigers Appraisal and Consulting Limited, an independent professional valuer appointed by the Company, set out in Appendix III of this circular.

Based on above, the Board considers that the Joint Venture Agreement, the MOU and the Sale and Purchase Agreement are on normal commercial terms which are fair and reasonable, and have been entered into after arm's length negotiation and are in the interests of the Shareholders as a whole.

8. Listing Rules Implications

As the aggregate amount of (i) the registered capital and the shareholder's loan, if any, paid and payable by Zhongyue to the Joint Venture Company, and (ii) the consideration paid and payable by the Joint Venture Company to POSCO for the acquisition of the Production Facility, together with the consultation services to be provided and training services has been provided by POSCO to the Joint Venture Company, together exceeds 25% (but does not exceed 100%) of one or more of the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the Company, the Transactions constitute a major transaction for the Company under Chapter 14 of the Listing Rules.

Since (i) the establishment of the Joint Venture Company constitutes a major transaction of the Company; and (ii) the acquisition of the Production Facility, together with the consultation services to be provided and training services has been provided by POSCO to the Joint Venture Company, constitute a major and connected transaction for the Company under the Listing Rules, under Rule 14.40, they will be subject to the approval of the Shareholders, which shall be given by a majority vote at a general meeting of the Shareholders, unless the conditions in Rule 14.44 can be satisfied, in which case a written shareholder's approval may be accepted in lieu of holding a formal shareholders' meeting of the Company.

Furthermore, as the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the Major and Connected Transaction are more than 2.5% and the consideration involved is expected to be more than HK$10,000,000 in accordance with Chapter 14A of the Listing Rules, it is also subject to the reporting, announcement and independent shareholders' approval requirements under the Chapter 14A of the Listing Rules.

As:

(i) GDH holds approximately 59.36% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Transactions;

(iii) the Company has obtained a written approval from GDH to approve the Transactions in lieu of holding a formal shareholders' meeting of the Company; and

(iv) the Stock Exchange has granted a waiver pursuant to Rule 14A.43 of the Listing Rules in relation to the independent shareholders' approval requirement, no shareholders' meeting of the Company is therefore required for the said purpose of the Listing Rules.

9. Financial Effect of the Transactions

The Joint Venture Company has become a 66% indirectly owned subsidiary of the Company, and the results of the Joint Venture Company will be consolidated into the Group's financial statements.

Assets

Subsequent to the completion of the establishment of the Joint Venture Company, the unaudited pro forma total assets of the Group is approximately HK$1,618,849,000. (Please refer to Appendix II for details.) The increase in unaudited total assets of the Group as compared with the audited total assets of the Group at 31st December, 2006 is mainly attributable to the capital being injected into the Joint Venture Company by the JV Parties. The unaudited pro forma total assets of the Enlarged Group subsequent to the acquisition of the Production Facility and provision of consultation and training services will decrease by HK$491,000 as compared to the unaudited pro forma total assets of the Group upon completion of the establishment of the Joint Venture Company. The decrease is mainly attributable to the payment of training services to POSCO. The non-current assets will increase by approximately HK$141,149,000 after the acquisition of the Production Facility and consultation services while the current assets will decrease by HK$141,640,000 for the payment of the acquisition cost and services. The Directors consider that the entering into of the Joint Venture Agreement, the MOU and the Sale and Purchase Agreement will enlarge the assets base of the Group.

Earnings

The Joint Venture Company and the Production Facility have not recorded any earnings in the past, the impact on the earnings of the Enlarged Group will depend on the future performance of the Joint Venture Company. The Directors consider that the establishment of the Joint Venture Company and the acquisition of the Production Facility and provision of consultation and training services is expected to enhance the revenue and earning base of the Group.

Liabilities

The liabilities of the Enlarged Group upon completion will remain unchanged subsequent to the completion of the establishment of the Joint Venture Company and the acquisition of the Production Facility and provision of consultation and training services.

10. Financial and Trading Prospects of the Group

Business Review

In 2006, the production and sales volume of tinplate of Zhongshan Tinplate amounted to 164,986 tonnes and 171,254 tonnes, representing a substantial increase of approximately 43.8% and 67.6% respectively when compared with 2005. The turnover was approximately HK$1,108,939,000, representing an increase of approximately 39.0% when compared with 2005. Profit from operations was approximately HK$81,797,000, representing an increase of approximately HK$26,702,000 or 48.5% when compared with 2005. Excluding the impairment loss from closing down of power plant amounting to approximately HK$9,346,000 due to the high oil price, the increase would have been approximately 65.4%. The contribution from the tinplate

business to the Group's profit was the most significant. The turnover of such business accounted for approximately 90.8% of the Group's turnover, and the profit from operations of such business accounted for approximately 73.8% of the Group's profit from operations.

The construction of the Group's black-plate manufacturing factory was completed at the end of 2006. For the year ended 31st December, 2006, HK$198,636,000 was paid toward such construction, which mainly funded by internal resources. The factory commenced production in March 2007 with an annual production capacity of 150,000 tonnes, and it is expected to provide favourable conditions to lower production cost and enter the niche market for tinplates comprehensively.

As a brand-name tinplate manufacturer in the mainland, both the tin-coated steel plates and chromium-coated steel plates of Zhongyue Tinplate were awarded the "China Packaging Brand Products" in April 2006 and was then the only awarded tinplate manufacturer in the PRC. The Group will continue its comparative advantages in its brand and technology and thereby increasing its market share.

At the beginning of 2007, the Group acquired a 5% interest in Zhongyue Tinplate from the PRC minority shareholders, and Zhongyue Tinplate has become a wholly-owned subsidiary of the Group after the acquisition. This allows more room for future development and operations for Zhongyue Tinplate.

Financial Position

As at 31st December, 2006, the Group's total assets amounted to approximately HK$1,539,289,000, and total liabilities stood at approximately HK$428,378,000, representing an increase of approximately HK$300,659,000 and approximately HK$168,964,000 respectively compared with the positions at the end of 2005. The net current assets decreased from approximately HK$380,978,000 at the end of 2005 to approximately HK$144,383,000, and the current ratio (current assets divided by current liabilities) decreased from approximately 2.54 as at the end of 2005 to approximately 1.36. The Group has a very sound financial position, laying a solid foundation for future business expansion.

Liquidity and Financial Resources

As at 31st December, 2006, the Group maintained cash and cash equivalent balances of approximately HK$157,737,000. Part of the amount of approximately HK$44,206,000 was Renminbi and approximately HK$59,373,000 was United States Dollars while the remaining was denominated in Hong Kong dollars. Cash and cash equivalent balances increased by approximately 62.8% from the end of the 2005.

As at 31st December, 2006, the Group's interest-bearing borrowings amounted to approximately HK$81,557,000. Accordingly, the Group's gearing ratio was approximately 7.6%, which was measured on the basis of the Group's total interest-bearing borrowings over the shareholders' fund. The Group's interest-bearing borrowings will be payable by the proceeds from the bills discounted to the bank at an annual interest rate (or discount rate) between approximately 1.92% to 3.24%.

As at 31st December, 2006, the Group's total available banking facilities amounted to approximately HK$257,400,000, of which approximately HK$181,913,000 was utilized banking facilities for letters of credit. The unutilized banking facilities amounted to approximately HK$75,487,000. The above-mentioned discounting bills did not use up any banking facilities. With its cash and cash equivalents holdings, the recurring cash flow from its operations and banking facilities, Directors believe that the Group will have sufficient funds to meet its present operation requirements and the requirements to further develop its businesses in the foreseeable future.

Capital structure

There was no change in the capital structure of the Company in the past twelve months.

Prospects

With the commencement of production of the Joint Venture Company, POSCO, originally the supplier, became the Group's strategic business partner. From now onwards, not only will the supply of black-plates, but also production technology and even market expansion be supported by POSCO. The tinplates business of the Group will have further development and continue to generate more profit contribution for the Group.

11. Working Capital

The Directors are, to the best of their knowledge and belief, of the opinion that after taking into account the Enlarged Group's existing cash and bank balances, the present available banking facilities and other loan facilities, the Enlarged Group will have sufficient working capital to satisfy its present requirements, in the absence of unforeseen circumstances, for the next twelve months from the date of this circular.

12. Indebtedness

Borrowings

As at 28th February, 2007, the Enlarged Group had bank loans secured by bill receivables of approximately HK$104,028,000 and an amount due to a fellow subsidiary of approximately HK$23,250,000, which was unsecured and unguaranteed.

Save as aforesaid and apart from intra-group liabilities, the Enlarged Group did not have any outstanding mortgages, charges, debt securities (whether issued and outstanding, and authorized or otherwise created but unissued), term loans and overdrafts and liabilities under acceptance (other than normal trade bills) or acceptance credits or hire purchase commitments or material contingent liabilities or guarantees as at the Latest Practicable Date.

II. CONTINUING CONNECTED TRANSACTION

1. Introduction

Pursuant to a written supply agreement dated 14th September, 2005 and entered into between POSCO and Zhongyue Tinplate, the POSCO Group has been supplying blackplates, as raw materials, to Zhongyue Tinplate for the purpose of producing tinplates and tinplate related products for a term of one year and such term will be extended annually thereafter if both parties have no objection, and such supply agreement is expected to continue after the establishment of the Joint Venture Company subject to the approval of the independent Shareholders. Pursuant to a written supply agreement dated 21st December, 2006 and entered into between POSCO and Zhongyue, the POSCO Group will supply blackplates to the Joint Venture Company after the completion of the acquisition of the Production Facility and its having become operational for a term of one year and such term will be extended annually thereafter if both parties have no objection and the Continuing Connected Transaction will only commence after obtaining the approval of the independent Shareholders. After the establishment of the Joint Venture Company, the supply of blackplates by the POSCO Group to Zhongyue Tinplate and the Joint Venture Company constitutes a non-exempt continuing connected transaction for the Company under the Listing Rules as POSCO and POSCO-China have each become a substantial shareholder of the Joint Venture Company and therefore members of the POSCO Group are regarded as connected persons of the Company under the Listing Rules.

The price of the blackplates purchased by Zhongyue Tinplate from the POSCO Group has been determined based on the prevailing market price of blackplates and after arm's length negotiation between Zhongyue Tinplate and the POSCO Group. After the establishment of the Joint Venture Company, the price of the blackplates purchased by Zhongyue Tinplate and the Joint Venture Company from the POSCO Group continues to be determined based on the then prevailing market price of blackplates and after arm's length negotiation among the parties concerned and written agreements have been entered into in relation to the Continuing Connected Transaction. The Board considers that the supply of blackplates by the POSCO Group to Zhongyue Tinplate and the Joint Venture Company, upon its establishment, will continue to be carried out in the ordinary and usual course of business of the Group and on normal commercial terms from the perspective of the Group, and the terms of the transaction are and will continue to be fair and reasonable and in the interests of the Shareholders as a whole.

The consideration for the blackplates purchased and to be purchased by Zhongyue Tinplate and the Joint Venture Company has been and will continue to be settled by letter of credit or otherwise as agreed from time to time by the relevant parties.

2. Reasons for the Continuing Connected Transaction

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Tinplate and the Joint Venture Company to purchase blackplates from the POSCO Group, as POSCO is a market leader in the steel production business (which includes the manufacture of blackplates) and is therefore assured stable supply of blackplates to the Group.

The Board considers that the purchase of blackplates from the POSCO Group is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3. Historical Sale and Proposed Annual Caps

The table below sets out (i) the historical purchases of blackplates by Zhongyue Tinplate from the POSCO Group for the three years ended 31st December, 2006; and (ii) the proposed annual caps for the purchase of blackplates by Zhongyue Tinplate and the Joint Venture Company on an aggregated basis from the POSCO Group for the three years ending 31st December, 2009.

	Purchase of blackplates by Zhongyue Tinplate and the Joint Venture Company on an aggregated basis					
	Historical sales			Proposed annual caps		
	2004	2005	2006	2007	2008	2009
USD *(in '000)*	34,993	78,507	76,200	106,500	265,540	317,830
HK$ *(in '000)*	272,945	612,355	594,361	830,700	2,071,212	2,479,074

The proposed annual caps for the purchase of blackplates by Zhongyue Tinplate and the Joint Venture Company from the POSCO Group for the three years ending 31st December, 2009 have been determined with reference to the Company's projection of the productions of the tinplates and tinplate related products manufactured by Zhongyue Tinplate and the Joint Venture Company for 2007, 2008 and 2009, which in turn are based on:

1. the production of tinplates and tinplate related products by Zhongyue Tinplate for the three years ended 31st December, 2006;

2. the anticipated demand of blackplates of Zhongyue Tinplate and the Joint Venture Company in the next three years;

3. the historical price level of blackplates in the past three years and the anticipated price level of blackplates in the next three years; and

4. the anticipation that the Production Facility becomes operational for the manufacture of tinplate products by the Joint Venture Company in 2008.

4. Listing Rules Implications

As the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) of the proposed annual caps for the Continuing Connected Transaction for the three years ending 31st December, 2009 are more than 2.5% and each of the proposed annual caps is more than HK$10,000,000 in accordance with Chapter 14A of the Listing Rules, they are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

As:

(i) GDH holds approximately 59.36% of the Company's existing issued share capital giving the right to attend and vote at the Company's shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Continuing Connected Transaction;

(iii) the Company has obtained a written approval from GDH to approve the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company; and

(iv) the Stock Exchange has granted a waiver pursuant to Rule 14A.43 of the Listing Rules in relation to the independent shareholders' approval requirement, no shareholders' meeting of the Company is therefore required for the said purpose of the Listing Rules.

III. INDEPENDENT ADVICE

1. Independent Board Committee

An Independent Board Committee comprising the independent non-executive Directors (namely, Mr. Gerard Joseph McMahon, Mr. Li Kar Keung, Caspar and Miss Tam Wai Chu, Maria) has been appointed by the Company to consider the terms of the Major and Connected Transaction and the Continuing Connected Transaction (the "**Terms**") and the respective caps in relation to the Continuing Connected Transaction (the "**Respective Caps**"). The Independent Board Committee has been appointed to advise the independent Shareholders as to whether the Terms and the Respective Caps are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

2. Independent Financial Adviser

The Independent Financial Adviser has been appointed by the Company to advise the Independent Board Committee and the independent Shareholders on the fairness and reasonableness of the Terms and the Respective Caps.

IV. FURTHER INFORMATION

Your attention is drawn to (i) the letter setting out the advice from the Independent Board Committee to the independent Shareholders, which is set out in page 19 of this circular; (ii) the letter of advice from the Independent Financial Adviser setting out its advice to the Independent Board Committee and the independent Shareholders in relation to the Terms and the Respective Caps, which is set out in page 20 to 26 of this circular; and (iii) the additional information set out in the Appendices to this circular.

Yours faithfully,
By Order of the Board
GUANGNAN (HOLDINGS) LIMITED
Liang Jiang
Chairman

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

30th April, 2007

To the independent Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTION

We refer to the circular of the Company dated 30th April, 2007 (the "Circular"), of which this letter forms part. Terms defined herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

We, being the Directors constituting the Independent Board Committee, have been appointed by the Board to advise you as to whether the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction are fair and reasonable insofar as the independent Shareholders are concerned.

We wish to draw your attention to the letter from the Board, which is set out on pages 5 to 18 of the Circular, and the letter of advice from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser appointed by the Company to advise the Independent Board Committee, setting out its advice to us in respect of the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction, as set out on pages 20 to 26 of the Circular.

Having considered the terms of the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction and the advice of CIMB-GK Securities (HK) Limited, we are of opinion that the terms of the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction are fair and reasonable insofar as the independent Shareholders are concerned and the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
Independent Board Committee

Li Kar Keung, Caspar	**Gerard Joseph McMahon**	**Tam Wai Chu, Maria**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

The following is the full text of the letter of advice from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser to the Independent Board Committee and the independent Shareholders, which has been prepared for the purpose of incorporation into this circular, setting out its advice to the Independent Board Committee and the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction.

CIMB

CIMB-GK Securities (HK) Limited

25/F Central Tower
28 Queen's Road Central
Hong Kong

30th April, 2007

To the Independent Board Committee and the independent Shareholders

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTION

We refer to our engagement as the independent financial adviser to the Independent Board Committee in relation to the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction, details of which are contained in a circular (the "Circular") to the Shareholders dated 30th April, 2007, of which this letter forms part. Terms used in this letter have the same meanings as defined in the Circular.

An independent board committee comprising Mr. Gerard Joseph McMahon, Miss Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar, being the independent non-executive Directors, has been formed to advise the independent Shareholders in relation to the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction. As none of the Shareholders is required to abstain from voting if the Company were to convene a general meeting for the approval of the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction; the Company has obtained a written approval from GDH who holds approximately 59.36% of the Company's existing issued share capital to approve the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction in lieu of holding a formal shareholders' meeting of the Company, the Stock Exchange has granted the waiver pursuant to Rule 14A.43 of the Listing Rules for waiving the independent shareholders' approval, and no further shareholders' meeting of the Company will therefore be required to be convened.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular. We have also assumed that the information and representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the dispatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information and documents and have taken reasonable steps as required under Rule 13.80, including the notes thereto of the Listing Rules to satisfy ourselves that we have a reasonable basis to assess the fairness and reasonableness of the terms of the Major and Connected Transaction and the Continuing Connected Transaction and the respective caps in relation to the Continuing Connected Transaction in order to reach an informed view, to justify reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Group, POSCO or any of their respective subsidiaries or associates.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Major and Connected Transaction and the Continuing Connected Transaction, we have considered the following principal factors and reasons:

1. Major and Connected Transaction

Background and rationale

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuff.

As noted from the announcements of the Company dated 8th and 26th January, 2007, Zhongyue has entered in the MOU with POSCO in December 2006 pursuant to which the Joint Venture Company, a 66% indirectly owned subsidiary of the Company, will acquire the Production Facility from POSCO (the "Acquisition") for the purpose of setting up a manufacturing facility for the production of tinplate products at the Joint Venture Company. POSCO, the partner of the Joint Venture Company, is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates. POSCO has been supplying blackplates to the Group for its production of tinplates and related products. Subsequent to the signing of the MOU, the Joint Venture Company has entered into the Sale and Purchase Agreement with POSCO on 15th March, 2007 to effect the Acquisition; and for POSCO to provide to the Joint Venture Company the consultation services (the "Consultation Services") and training services (the "Training Services") in relation to the operation of the Production Facility.

As noted from the Letter from the Board, the Production Facility is a set of electrolytic tinplate production machines with a maximum annual production capacity of 250,000 tonnes of tinplates and adopts the modified Ferrostan type technology which is an advanced tinplate

production technology in the PRC. We noted from the interim report of the Company for the six months ended 30th June, 2006 that the management of the Company has been actively studying the development strategies to explore new markets for tinplates, particularly in the northern region of the PRC. Given the fact that the Joint Venture Company with POSCO is located in the northern region of the PRC, Hebei Province, the Group's established working relationship with POSCO through POSCO's supply of blackplates to the Group in the past few years and with POSCO's relevant expertise in the steel industry, we consider it reasonable for the Company to effect the Acquisition with POSCO which will facilitate the Group to increase and advance its tinplates production capacity and technology.

As regards the Consultation Services, we note that POSCO shall provide 46 man-month on-site consultation services to the Joint Venture Company at its plant in Qinhuangdao City, Hebei Province, the PRC in relation to the operation of the Production Facility; and as regards the Training Services, POSCO shall provide 12 man-month training services to the staff of the Joint Venture Company at the plant of POSCO in Korea in relation to the operation of the Production Facility. Given that POSCO is the vendor of the Production Facility and the joint venture partner of the Joint Venture Company, and, as we understand from Vigers Appraisal and Consulting Limited (the "Independent Valuer"), the personnel to be provided by POSCO under the Consultation Services are the existing technicians operating and maintaining the Production Facility at the POSCO's site in Korea, we consider the provision of the Consultation Services and the Training Services by POSCO is in the interests of the Company and the Shareholders as a whole as this will facilitate smooth operation of the Production Facility at the Joint Venture Company in future.

Views

Given the above and in particular the fact that (i) the entering into of the Sales and Purchase Agreement is consistent with the Company's stated business strategies; (ii) the Acquisition will increase the overall tinplate production capacity of the Group; and (iii) the Consultation Services and the Training Services will facilitate a smooth operation of the Production Facility at the Joint Venture Company, we concur with the views of the Directors and consider that the Major and Connected Transaction is in the interest of the Company and the Shareholders as a whole.

Consideration for the Major and Connected Transaction

Pursuant to the Sale and Purchase Agreement, the consideration for the Major and Connected Transaction is as follows:

(i) approximately US$17,605,000 (equivalent to approximately HK$137,319,000) for the Acquisition (the "Acquisition Consideration");

(ii) approximately US$491,000 (equivalent to approximately HK$3,829,800) for the provision of the Consultation Services; and

(iii) approximately US$63,000 (equivalent to approximately HK$491,400) for the provision of the Training Services.

The Acquisition Consideration

Based on the valuation report of the Production Facility set out in Appendix III to the Circular, the Independent Valuer valued the Production Facility at approximately HK$157.75 million (the "Facility Valuation") as at 31st January, 2007 as compared to its net book value as at 31st December, 2006 of approximately ₩16.4 billion (equivalent to approximately HK$136.1 million). The Acquisition Consideration of approximately US$17,605,000 (equivalent to approximately HK$137,319,000) represents a discount of approximately 13.0% to the Facility Valuation. We have discussed with the Independent Valuer as to the methodologies, bases and assumptions adopted in arriving at the Facility Valuation. We noted that the Independent Valuer, after taking into account the particulars and nature of the Production Facility and the lack of direct market comparables, has adopted the cost approach to arrive at the Facility Valuation as they considered such approach could provide a reasonable indication of value for assets without known used market comparables in the case of the Production Facility. We further noted that the Independent Valuer has conducted physical inspection of the Production Facility, investigated market conditions, and interviewed relevant personnel at the Production Facility. The Independent Valuer observed that the Production Facility is generally in good working condition and consider that the Production Facility will continue to be used for the purpose for which it was designed and built.

Consideration for the Consultation Services and the Training Services

Based on the valuation report of the Consultation Services and the Training Services set out in Appendix III to the Circular, the consideration for the Consultation Services and the Training Services represents a discount of approximately approximately 15.2% and 2.3%, respectively, to the fair cost of approximately HK$4.5 million for the Consultation Services and approximately HK$503,000 for the Training Services as advised by the Independent Valuer. We have discussed with the Independent Valuer and have been given to understand that in determining the fair costs for the Consultation Services and the Training Services, the Independent Valuer has considered information provided by POSCO in relation to the numbers, experience and salaries of engineers and technicians involved under the Consultation Services (who are also the same engineers and technicians currently operating and maintaining the Production Facility at the POSCO's site in Korea); the duration and relevant expenses to be incurred; and the scope of work of the engineers and skilled technicians under the Consultation Services and the Training Services including supervision in installation, operation and maintenance of the Production Facility. We have also been advised by the Independent Valuer that the number of engineers and skilled technicians and the duration in relation to the Consultation Services and the Training Services is reasonable for the type and complexity of the Production Facility.

Views

Having regard to the above, we have no reasons to doubt the appropriateness of the bases and assumptions adopted by the Independent Valuer in arriving at the aforesaid respective valuations for the Production Facility, the Consultation Services and the Training Services. Accordingly, we are of the view that the Acquisition Consideration and the consideration for the Consultation Services and the Training Services to be fair and reasonable so far as the Company and the independent Shareholders are concerned.

Financial effects

As the aggregate consideration for the Major and Connected Transaction will be satisfied by the capital contributions made by the Company and POSCO to the Joint Venture Company, the Major and Connected Transaction will have no material adverse impact on the existing financial position of the Group.

2. Continuing Connected Transaction

Background and rationale

POSCO Group has been supplying blackplates, as raw material, to Zhongyue Tinplate for the purpose of producing tinplates and tinplate related products, and the Directors expect this to continue after the establishment of the Joint Venture Company. Upon the Production Facility becomes operational for the manufacture of tinplate products, POSCO Group will also supply blackplates to the Joint Venture Company for the production of tinplate products which constitutes the Continuing Connected Transaction.

We note from the research report "World Steel in Figures — 2006" published by the International Iron and Steel Institute that in terms of steel output in 2005, POSCO is the fourth largest steel-producing company in the world. POSCO shares are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts. In addition, we also note that based on the Group established working relationship with POSCO in the past few years, the Directors consider POSCO to be a reliable supplier of blackplates. Given this and with POSCO's relevant expertise in the steel industry, we concur with the views of the Directors and consider that the Continuing Connected Transaction can continue to assure a stable supply of blackplates to the Group.

As noted in the Letter from the Board, the price of the blackplates purchased by Zhongyue Tinplate from POSCO Group has been determined based on the prevailing market rate of blackplates and after arm's length negotiation between Zhongyue Tinplate and the POSCO Group. We note that the price of the blackplates purchased by Zhongyue Tinplate and the Joint Venture Company from POSCO Group will continue to be determined on this basis. We have reviewed, on a sample basis, the price of the blackplates purchased by Zhongyue Tinplate from POSCO Group and noted that they were in general comparable to the prices offered by other third party blackplates manufacturer.

Given the established working relationship with POSCO, and the fact that the Continuing Connected Transaction fall within the ordinary course of business of the Group and is to be transacted on market rates, we consider that the Continuing Connected Transaction is in the interest of the Company and the Shareholders as a whole, and that the terms are fair and reasonable so far as the Company and the independent Shareholders are concerned.

The annual caps

The following table sets out the approximate historical amount of purchases of blackplates by Zhongyue Tinplate from POSCO Group for each of the three years ended 31st December, 2006 and the aggregated amount of purchases of blackplates by each of Zhongyue Tinplate and the Joint Venture Company from POSCO Group in each of the three years ending 31st December, 2009 (the "Annual Caps"):

Blackplates purchased by Zhongyue Tinplate for the years ended 31st December,			Blackplates to be purchased by Zhongyue Tinplate and the Joint Venture Company on aggregated basis for the years ending 31st December,		
2004	**2005**	**2006**	**2007**	**2008**	**2009**
(US$'000)	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*	*(US$'000)*
34,993 (equivalent to approximately HK$272.9 million)	78,507 (equivalent to approximately HK$612.4 million)	76,200 (equivalent to approximately HK$594.4 million)	106,500 (equivalent to approximately HK$830.7 million)	265,540 (equivalent to approximately HK$2,071.2 million)	317,830 (equivalent to approximately HK$2,479.1 million)

We note that in determining the Annual Caps for the Continuing Connected Transaction, the Directors have made reference to the Group's projected production volume of the tinplates and tinplate related products for the three years ending 31st December, 2009 based on the following principal factors:

- the historical production amount of tinplates and tinplates related products by Zhongyue Tinplate for the three years ended 31st December, 2006;
- the anticipated demand of blackplates of Zhongyue Tinplate and the Joint Venture Company in the coming three years ending 31st December, 2009;
- the historical price trend of blackplates in the last three years and the anticipated price trend of blackplates in the coming three years ending 31st December, 2009; and
- the anticipation that the Production Facility becoming operational for the manufacture of tinplate products by the Joint Venture Company in 2008.

In assessing the fairness of the Annual Caps, we have reviewed the projected amount of demand of blackplates of Zhongyue Tinplate and the Joint Venture Company for the three years ending 31st December, 2009 provided by the Company and the underlying principal bases (including the estimated purchase quantities, after taking into consideration of (i) the forecast production volume of Zhongyue Tinplate of approximately 200,000 tonnes in 2007; and (ii) the estimated additional annual production capacity of 250,000 tonnes of the Production Facility, which is anticipated to become operational in 2008, and the estimated unit purchase prices) for the anticipated growth in the purchase volume of tinplates during such period. Based on the information as provided by the Company, we noted the general historical upward price trend of blackplates in recent years. We have also discussed with the management of the Company on the abovementioned underlying principal assumptions and bases in the determination of the Annual Caps.

Views

Based on the factors above, we are of the view that the Annual Caps and their bases thereof to be fair and reasonable so far as the Company and the independent Shareholders are concerned. However, as the Annual Caps relate to future events and are based on assumptions which may or may not remain valid for the entire period up to 31st December, 2009, we express no opinion as to how closely the actual purchase volume of the Continuing Connected Transaction corresponds with the Annual Caps.

RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that the Major and Connected Transaction and the Continuing Connected Transaction are entered into on normal commercial terms and in the interests of the Company and the Shareholders as a whole, and that the terms thereof as well as the Annual Caps are fair and reasonable so far as the Company and independent Shareholders are concerned.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited

Alex Lau	**Flavia Hung**
Executive Vice President	*Senior Vice President*

1. SUMMARY OF FINANCIAL INFORMATION OF THE GROUP

(i) Three year summary of audited financial information

Summary of the audited consolidated results and of the assets and liabilities of the Group for each of the three years ended 31st December, 2006 (based on the 2006 and 2005 annual reports of the Company) is set out below:

(a) *Results*

	Note	For the year ended 31st December, 2006	2005	2004 (restated)
		HK$'000	*HK$'000*	*HK$'000*
Continuing operations				
Turnover		1,221,254	921,217	681,875
Cost of sales		(1,057,781)	(798,270)	(565,521)
Gross profit		163,473	122,947	116,354
Other revenue		9,906	11,584	13,531
Other net income		14,327	3,671	219
Distribution costs		(19,914)	(15,010)	(12,116)
Administrative expenses		(47,056)	(42,367)	(41,037)
Other operating expenses		(9,942)	(456)	(1,672)
Profit from operations		110,794	80,369	75,279
Non-operating income		—	59,746	76,306
Net valuation gains on investment properties		23,123	20,497	14,287
Finance costs		(2,906)	(396)	(547)
Share of profits less losses of associates		19,259	20,315	25,477
Profit before taxation		150,270	180,531	190,802
Income tax		(23,476)	(736)	(28,536)
Profit for the year from continuing operations		126,794	179,795	162,266
Discontinued operations				
Loss for the year from discontinued operations		—	—	(9,674)
Profit for the year		126,794	179,795	152,592
Attributable to:				
Equity shareholders of the Company		121,320	175,759	146,616
Minority interests		5,474	4,036	5,976
Profit for the year		126,794	179,795	152,592
Dividends payable to equity shareholders of the Company attributable to the year:				
Interim dividend declared during the year		13,524	—	—
Final dividend proposed after the balance sheet date		18,032	13,524	—
		31,556	13,524	—
Earnings per share	*(ii)*			
Basic		13.5 cents	19.5 cents	16.3 cents
Diluted		13.5 cents	N/A	N/A
Dividend per share				
Interim dividend declared during the year		1.5 cents	—	—
Final dividend proposed after the balance sheet date		2.0 cents	1.5 cents	—

(b) *Assets and liabilities*

	As at 31st December, 2006	2005	2004 (restated)
	HK$'000	*HK$'000*	*HK$'000*
Fixed assets	805,781	434,406	370,808
Interest in associates	182,434	176,003	169,689
Other non-current assets	—	46	202
Net current assets	144,383	380,978	254,835
Total assets less current liabilities	1,132,598	991,433	795,534
Non-current liabilities	(21,687)	(12,217)	(9,833)
	1,110,911	979,216	785,701
Share capital	450,792	450,792	901,583
Reserves	622,477	499,090	(140,668)
Total equity attributable to equity shareholders of the Company	1,073,269	949,882	760,915
Minority interests	37,642	29,334	24,786
Total equity	1,110,911	979,216	785,701

Notes:

(i) The HKICPA has issued a number of new and revised HKFRSs that are effective or available for early adoption for accounting periods beginning on or after 1st January, 2005. Figures for 2004 and 2005 have been adjusted for these new and revised policies in accordance with the transitional provisions.

(ii) Earnings per share from 2004 have been retrospectively adjusted for the share consolidation of every 10 issued and unissued shares into one new share which took place in December 2005.

(ii) Audited financial statement for the year ended 31st December, 2006

Set out below is the audited consolidated profit and loss account, consolidated balance sheet, consolidated statement of changes in equity and consolidated cash flow statement for the year ended 31st December, 2006, together with comparative figures, and accompanying notes, extracted from the Company's 2006 annual report.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 31st December, 2006

	Note	2006 HK$'000	2005 HK$'000
Turnover	*2, 12*	1,221,254	921,217
Cost of sales		(1,057,781)	(798,270)
Gross profit		163,473	122,947
Other revenue	*3*	9,906	11,584
Other net income	*3*	14,327	3,671
Distribution costs		(19,914)	(15,010)
Administrative expenses		(47,056)	(42,367)
Other operating expenses		(9,942)	(456)
Profit from operations		110,794	80,369
Non-operating income	*4*	—	59,746
Net valuation gains on investment properties		23,123	20,497
Finance costs	*5(a)*	(2,906)	(396)
Share of profits less losses of associates		19,259	20,315
Profit before taxation	*5*	150,270	180,531
Income tax	*6(a)*	(23,476)	(736)
Profit for the year		126,794	179,795
Attributable to:			
Equity shareholders of the Company	*25(a)*	121,320	175,759
Minority interests	*25(a)*	5,474	4,036
Profit for the year		126,794	179,795
Dividends payable to equity shareholders of the Company attributable to the year:	*10*		
Interim dividend declared during the year		13,524	—
Final dividend proposed after the balance sheet date		18,032	13,524
		31,556	13,524
Earnings per share	*11*		
Basic		13.5 cents	19.5 cents
Diluted		13.5 cents	N/A

The notes on pages 36 to 74 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

At 31st December, 2006

	Note	2006 HK$'000	2005 HK$'000
Non-current assets			
Fixed assets			
– Investment properties		235,651	207,496
– Other property, plant and equipment		512,275	167,580
– Interest in leasehold land held for own use under operating leases		57,855	59,330
	13(a)	805,781	434,406
Interest in associates	15	182,434	176,003
Other non-current financial assets	16	—	46
		988,215	610,455
Current assets			
Trading securities	17	3,153	3,059
Inventories	19	115,478	236,259
Trade and other receivables	20	274,706	291,986
Cash and cash equivalents	21	157,737	96,871
		551,074	628,175
Current liabilities			
Bank loans secured by bills receivable	22	81,557	26,991
Trade and other payables	23	306,377	200,604
Current taxation	18(a)	18,757	19,602
		406,691	247,197
Net current assets		144,383	380,978
Total assets less current liabilities		1,132,598	991,433

	Note	2006 HK$'000	2005 HK$'000
Non-current liability			
Deferred tax liabilities	*18(b)*	21,687	12,217
NET ASSETS		1,110,911	979,216
CAPITAL AND RESERVES			
Share capital	*25(c)*	450,792	450,792
Reserves		622,477	499,090
Total equity attributable to equity shareholders of the Company	*25(a)*	1,073,269	949,882
Minority interests		37,642	29,334
TOTAL EQUITY		1,110,911	979,216

The notes on pages 36 to 74 form part of these financial statements.

BALANCE SHEET

At 31st December, 2006

	Note	2006 HK$'000	2005 HK$'000
Non-current assets			
Fixed assets			
— Investment properties		98,200	97,000
— Other property, plant and equipment		957	1,039
	13(b)	99,157	98,039
Interest in subsidiaries	14	381,693	373,617
Interest in associates	15	169,258	188,006
Other non-current financial assets	16	—	46
		650,108	659,708
Current assets			
Trading securities	17	3,153	3,059
Trade and other receivables	20	1,018	1,267
Cash and cash equivalents	21	10,747	12,294
		14,918	16,620
Current liabilities			
Trade and other payables	23	11,344	10,915
Amounts due to subsidiaries		—	7,878
		11,344	18,793
Net current assets/(liabilities)		3,574	(2,173)
NET ASSETS		653,682	657,535
CAPITAL AND RESERVES			
Share capital	25(c)	450,792	450,792
Reserves		202,890	206,743
TOTAL EQUITY	25(b)	653,682	657,535

The notes on pages 36 to 74 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st December, 2006

	Note	2006 HK$'000	2005 HK$'000
Total equity at 1st January			
Attributable to equity shareholders of the Company	25(a)	949,882	760,915
Minority interests	25(a)	29,334	24,786
		979,216	785,701
Net income recognised directly in equity:			
Exchange differences on translation of:			
— financial statements of overseas subsidiaries and associates	25(a)	26,634	13,783
Reserves realised upon liquidation of a subsidiary	25(a)	—	(38)
Net income for the year recognised directly in equity		26,634	13,745
Net profit for the year:			
Net profit for the year	25(a)	126,794	179,795
Total recognised income and expenses for the year		153,428	193,540
Attributable to:			
Equity shareholders of the Company		147,009	188,967
Minority interests		6,419	4,573
		153,428	193,540
Dividends declared to minority shareholders	25(a)	(1,421)	(2,232)
Dividends declared during the year	25(a)	(27,048)	—
Contributions by minority shareholders	25(a)	3,310	2,207
Movements in equity arising from capital transactions:			
Equity-settled share-based transactions	25(a)	3,426	—
Total equity at 31st December		1,110,911	979,216

The notes on pages 36 to 74 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December, 2006

	Note	2006 HK$'000	2006 HK$'000	2005 HK$'000	2005 HK$'000
Operating activities					
Profit before taxation		150,270		180,531	
Adjustments for:					
— Finance costs		2,906		396	
— Interest income		(3,359)		(3,912)	
— Dividends from listed securities		(235)		(235)	
— Net realised and unrealised (gain)/loss on trading securities		(94)		141	
— Net valuation gains on investment properties		(23,123)		(20,497)	
— Impairment losses on other non-current financial assets		46		156	
— Net (gain)/loss on disposal of fixed assets		(512)		242	
— Write-back of liabilities		(4,198)		(42,740)	
— Net gain on liquidation of a subsidiary		—		(45)	
— Write-back of impairment losses on receivables		(2,013)		(355)	
— Recovery of bad debts		—		(17,006)	
— Depreciation		16,681		8,077	
— Amortisation of land lease premium		1,778		1,774	
— Share of profits less losses of associates		(19,259)		(20,315)	
— Foreign exchange gain		(2,135)		(1,762)	
— Impairment losses on fixed assets		5,498		—	
— Equity-settled share-based payment expenses		3,426		—	
Operating profit before changes in working capital		125,677		84,450	
Decrease/(increase) in inventories		129,159		(205,552)	
Increase in trade, bills and other receivables		(22,035)		(108,539)	
Decrease in amounts due from fellow subsidiaries		156		122	
Increase in amount due from associate		(58)		(63)	
Increase in trade creditors, other payables and accrued charges		15,442		61,375	
Increase/(decrease) in amounts due to holding companies and fellow subsidiaries		48		(243)	
Decrease in restricted cash deposits against legal claims		—		4,634	

		2006		2005	
	Note	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Cash generated from/(used in) operations		248,389		(163,816)	
Interest received		3,359		4,515	
Interest paid		(2,906)		(396)	
Hong Kong Profits Tax paid		(1,281)		(1,763)	
PRC income tax refunded		—		19,874	
PRC income tax paid		(14,194)		(11,672)	
Net cash generated from/(used in) operating activities			233,367		(153,258)
Investing activities					
Payment for purchase of fixed assets		(225,768)		(89,166)	
Dividends received from listed securities		235		235	
Dividends received from associate		18,965		17,962	
Proceeds from disposal of fixed assets		6,387		423	
Net cash used in investing activities			(200,181)		(70,546)
Financing activities					
Dividends paid		(27,048)		(475)	
Repayment to banks on maturity of discounted bills		(455,391)		(43,991)	
Proceeds from banks on discounted bills		509,002		70,982	
Net cash generated from financing activities			26,563		26,516
Increase/(decrease) in cash and cash equivalents			59,749		(197,288)
Cash and cash equivalents at 1st January			96,871		288,749
Effect of foreign exchange rate changes			1,117		5,410
Cash and cash equivalents at 31st December	*21*		157,737		96,871

The notes on pages 36 to 74 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective for the current accounting period of the Group and the Company. These new and revised HKFRSs have no significant impact on the results of the Group or the financial position of the Group and of the Company for the current and prior accounting periods.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 35).

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31st December, 2006 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associates.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets are stated at their fair value as explained in the accounting policies set out below.

— investment properties (see note 1(f)); and

— financial instruments classified as trading securities (see note 1(e)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 31.

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with notes 1(l) or 1(m) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(i)), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)).

(d) Associates

An associate is an entity over which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)). The consolidated profit and loss account includes the Group's share of the post-acquisition, post-tax results of the associates for the year.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, its investments in associates are stated at cost less impairment losses (see note 1 (i)(ii)), unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1 (u)).

(e) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in equity securities are initially stated at cost, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include any data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss.

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 1(i)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(f) Investment properties

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 1(h)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use.

Investment properties are stated in the balance sheet at fair value. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 1(r)(ii).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 1(h)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 1(h).

Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property at fair value. Any difference between the fair value of the property at that date and its previous carrying amount is recognised in profit or loss.

(g) Other property, plant and equipment

The following items of fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(i)(ii)):

— buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 1(h)); and

— other items of plant and equipment.

The cost of self-constructed items of fixed assets includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs.

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment. Capitalization of these costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificate by the appropriate authorities.

No depreciation is provided in respect of construction in progress. Upon completion and commissioning for operation, depreciation will be provided at the appropriate rates specified below.

Gains or losses arising from the retirement or disposal of an item of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight line method over their estimated useful lives as follows:

— Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years after the date of completion.	
— Leasehold improvements	20% to 50% per annum
— Plant and machinery, furniture, fixtures and equipment	10% to 20% per annum
— Motor vehicles	20% per annum

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(h) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) *Classification of assets leased to the Group*

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

— property held under operating leases that would otherwise meet the definition of an investment property is classified as an investment property on a property-by-property basis and, if classified as an investment property, is accounted for as if held under a finance lease (see note 1(f)); and

— land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) *Operating lease charges*

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 1(f)).

(i) Impairment of assets

(i) *Impairment of investments in equity securities and trade and other receivables*

Investments in equity securities and trade and other current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

— For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

— For trade and other receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii) *Impairment of other assets*

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— other property, plant and equipment;

— pre-paid interests in leasehold land classified as being held under an operating lease;

— investments in subsidiaries and associates (except for those classified as held for sale (or included in a disposal group that is classified as held for sale) (see note 1(u)).

If any such indication exists, the asset's recoverable amount is estimated.

— *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

— *Recognition of impairment losses*

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

— *Reversals of impairment losses*

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(j) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see note 1(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment losses for bad and doubtful debts (see note 1(i)(i)).

(l) Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(m) Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(n) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(o) Employee benefits

(i) *Short-term employee benefits and contributions to defined contribution retirement plans*

Salaries, annual bonuses, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees, except to the extent that they are included in cost of inventories not yet recognised as an expense. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Further information on the Group's contribution to retirement benefit schemes is set out in note 30.

(ii) *Share-based payments*

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(iii) *Termination benefits*

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(p) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(q) Provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(r) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) *Sale of goods*

Revenue is recognised when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

(ii) *Rental income from operating leases*

Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) *Dividends*

— Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

— Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(iv) *Interest income*

Interest income is recognised as it accrues using the effective interest method.

(s) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated into Hong Kong dollars at foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognised directly in a separate component of equity.

On disposal of a foreign operation, the cumulative amount of the exchange differences recognised in equity which relate to that foreign operation is included in the calculation of the profit or loss on disposal.

(t) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred.

(u) Non-current assets held for sale

A non-current asset is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset is available for sale in its present condition.

Immediately before classification as held for sale, the measurement of the non-current assets is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), are recognised at the lower of their carrying amount and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries, associates and joint ventures) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 1.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, the non-current asset is not depreciated or amortised.

(v) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(w) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting system, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group entities within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, tax balances, corporate and financing expenses.

2. TURNOVER

The principal activities of the Group are manufacturing and trading of tinplate, property leasing, foodstuffs distribution and trading during the year.

Turnover represents the sales value of goods and rental income from investment properties received under operating leases, after eliminating intra-group transactions. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2006	2005
	HK$'000	*HK$'000*
Sales of goods		
— Tinplating	1,108,939	797,798
— Foodstuffs distribution and trading	86,858	97,890
	1,195,797	895,688
Property leasing	25,457	25,529
	1,221,254	921,217

3. **OTHER REVENUE AND NET INCOME**

	2006	2005
	HK$'000	*HK$'000*
Other revenue		
Sales of scrap materials	2,500	3,814
Interest income	3,359	3,912
Management income	228	88
Dividends from listed securities	235	235
Subsidy received	1,033	294
Others	2,551	3,241
	9,906	11,584
Other net income		
Net gain/(loss) on disposal of fixed assets	512	(242)
Net realised and unrealised gain/(loss) on trading securities	94	(141)
Write-back of impairment losses on receivables	2,013	355
Write-back of liabilities	4,198	—
Impairment losses on other non-current financial assets	(46)	(156)
Net realised and unrealised exchange gain	7,556	3,855
	14,327	3,671

4. **NON-OPERATING INCOME**

	Note	2006	2005
		HK$'000	*HK$'000*
Write-back of liabilities	*(i)*	—	42,740
Recovery of bad debts	*(ii)*	—	17,006
		—	59,746

Notes:

(i) The amounts mainly represent the write-back of liabilities which have been outstanding for a long time with no demand for settlements. The directors are of the opinion that it is not likely that the creditors will lodge claims against the Group.

(ii) The amounts mainly represent the recovery of bad debts previously provided for or written off to the profit and loss account as the recoverability was in doubt. During the year ended 31st December, 2005, certain bad debts were recovered and the related provisions were written back to the profit and loss account accordingly.

5. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

		2006	2005
		HK$'000	*HK$'000*
(a)	Finance costs:		
	Interest on bank advances and other borrowings repayable within 5 years	2,906	396
(b)	Staff costs:		
	Net contributions paid to defined contribution plans	1,341	1,338
	Equity-settled share-based payment expenses	3,426	—
	Salaries, wages and other benefits	38,939	31,077
		43,706	32,415
(c)	Other items:		
	Cost of inventories sold *(note)*	1,051,265	780,571
	Auditors' remuneration	2,246	2,121
	Depreciation	16,681	8,077
	Amortisation of land lease premium	1,778	1,774
	Impairment losses on fixed assets and inventories	9,346	—
	Operating lease charges in respect of property rentals	939	654
	Rentals receivable from investment properties less direct outgoings of HK$2,190,000 (2005: HK$2,261,000)	(23,267)	(23,268)

Note: Cost of inventories includes HK$24,880,000 (2005: HK$16,311,000) relating to staff costs and depreciation expenses, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.

6. INCOME TAX IN THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

(a) Taxation in the consolidated profit and loss account represents:

	Note	2006 HK$'000	2005 HK$'000
Current tax — Provision for Hong Kong Profits Tax			
Provision for Hong Kong Profits Tax at 17.5% (2005: 17.5%) on the estimated assessable profits for the year		650	1,286
Under-provision in respect of prior years		9	11
		659	1,297
Current tax — the PRC			
Tax for the year		13,941	16,567
Under-provision in respect of prior years		30	617
Tax refund for re-investment	*(i)*	—	(19,874)
	(ii)	13,971	(2,690)
Deferred tax			
Origination and reversal of temporary differences		8,846	2,129
		23,476	736

Notes:

(i) The Group has successfully obtained tax refund of PRC Enterprise Income Tax from the Tax Bureau of Zhongshan following the capitalisation of retained earnings of Zhongshan Zhongyue Tinplate Industrial Co., Ltd ("Zhongyue Tinplate") during the year ended 31st December, 2005.

(ii) Income tax for subsidiaries established and operating in the PRC is calculated based on the applicable rates of income tax ruling in the relevant provinces or economic zones in the PRC.

(iii) A subsidiary, Zhongyue Tinplate, is entitled to a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years on its new production line. According to the approval from the Tax Bureau of Zhongshan, the proportion of deemed profit from Zhongyue Tinplate's new production line is calculated based on the 40% of the overall taxable income of Zhongyue Tinplate.

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2006 HK$'000	2005 HK$'000
Profit before tax	150,270	180,531
Notional tax on profit before tax, calculated at the rates applicable to profits in the tax jurisdiction concerned	26,799	35,899
Tax effect of non-deductible expenses	4,203	3,034
Tax effect of non-taxable revenue	(7,785)	(16,004)
Tax effect of current year's tax losses not recognised	2,245	669
Tax effect of utilisation of unrecognised tax losses	(2,025)	(3,616)
Tax refund for re-investment	—	(19,874)
Under-provision in prior years	39	628
Actual tax expense	23,476	736

The tax rate for Hong Kong Profits Tax is calculated at 17.5% (2005: 17.5%). The applicable tax rates for PRC income tax range from 10.8% to 33% (2005: 15% to 33%) depending on the locations where the PRC subsidiaries are situated.

7. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	Directors' fees	Basic salaries, allowances and other benefits	Retirement schemes contributions	Bonus	Sub-total	Share-based payment	2005 Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* *(Note)*	*HK$'000*
Executive directors							
Liang Jiang	—	409	255	480	1,144	—	1,144
Tan Yunbiao	—	344	143	360	847	—	847
Tsang Hon Nam	—	894	30	166	1,090	—	1,090
Non-executive directors							
Zhao Leili	—	—	—	—	—	—	—
Luo Fanyu	—	—	—	—	—	—	—
Liang Jianqin	—	—	—	—	—	—	—
Independent non-executive directors							
Tam Wai Chu, Maria	—	300	—	—	300	—	300
Gerard Joseph McMahon	—	300	—	—	300	—	300
Li Kar Keung, Caspar	—	300	—	—	300	—	300
Total	—	2,547	428	1,006	3,981	—	3,981

	Directors' fees	Basic salaries, allowances and other benefits	Retirement schemes contributions	Bonus	Sub-total	Share-based payment	2006 Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000* *(Note)*	*HK$'000*
Executive directors							
Liang Jiang	—	421	260	480	1,161	582	1,743
Tan Yunbiao	—	340	259	1,294	1,893	582	2,475
Tsang Hon Nam	—	941	30	543	1,514	87	1,601
Non-executive directors							
Zhao Leili	—	—	—	—	—	58	58
Luo Fanyu	—	—	—	—	—	58	58
Liang Jianqin	—	—	—	—	—	58	58
Dong Decai	—	—	—	—	—	—	—
Hou Zhuobing	—	—	—	—	—	—	—
Independent non-executive directors							
Tam Wai Chu, Maria	—	300	—	—	300	58	358
Gerard Joseph McMahon	—	300	—	—	300	58	358
Li Kar Keung, Caspar	—	300	—	—	300	58	358
Total	—	2,602	549	2,317	5,468	1,599	7,067

Note: These represent the estimated value of share options granted to the directors under the Company's share option scheme. The value of these share options is measured according to the Group's accounting policies for share-based payment transactions as set out in note 1(o)(ii).

The details of these benefits in kind, including the principal terms and number of options granted, are disclosed under the paragraph "Share option scheme" in the directors' report and note 24.

8. INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with highest emoluments, two (2005: three) directors whose emoluments are disclosed in note 7. The aggregate of the emoluments in respect of the other three (2005: two) individuals are as follows:

	2006 *HK$'000*	2005 *HK$'000*
Basic salaries, allowances and other benefits	1,010	779
Retirement benefit scheme contributions	448	305
Share-based payment	1,305	—
Bonuses	2,743	495
	5,506	1,579

The emoluments of the three (2005: two) individuals with the highest emoluments are within the following bands:

	2006 *Number of individuals*	2005 *Number of individuals*
$		
Nil–1,000,000	—	2
1,000,001–1,500,000	—	—
1,500,001–2,000,000	3	—

9. PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company includes a profit of HK$19,769,000 (2005: HK$71,004,000) which has been dealt with in the financial statements of the Company.

10. DIVIDENDS

(a) Dividends payable to equity shareholders of the Company attributable to the year:

	2006 *HK$'000*	2005 *HK$'000*
Interim dividend declared and paid of HK1.5 cents per ordinary share (2005: Nil cent per ordinary share)	13,524	—
Final dividend proposed after the balance sheet date of HK2.0 cents per ordinary share (2005: HK1.5 cents per ordinary share)	18,032	13,524
	31,556	13,524

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year:

	2006	2005
	HK$'000	*HK$'000*
Final dividend in respect of the previous financial year, approved and paid during the year, of HK1.5 cents per ordinary share (2005: Nil cent per ordinary share)	13,524	—

11. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of HK$121,320,000 (2005: HK$175,759,000) and the number of 901,583,285 (2005: 901,583,285) ordinary shares in issue during the year.

(b) Diluted earnings per share

The diluted earnings per share for the year ended 31st December, 2006 is the same as the basic earnings per share as the potential ordinary shares are anti-dilutive. There were no potential ordinary shares outstanding during the year ended 31st December, 2005.

12. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Tinplating	:	Production and sales of tinplate and related products which are used as packaging materials for the food processing manufacturers
Foodstuffs distribution and trading	:	Distribution, purchase and sale of foodstuffs
Property leasing	:	Leasing of properties to generate rental income

	For the year ended 31st December, 2006					
	Tinplating	**Foodstuffs distribution and trading**	**Property leasing**	**Inter-segment elimination**	**Unallocated**	**Consolidated**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	1,108,939	86,858	25,457	—	—	1,221,254
Inter-segment revenue	1,991	—	169	(2,160)	—	—
Other revenue from external customers	4,463	1,812	28	—	17,695	23,998
Total	1,115,393	88,670	25,654	(2,160)	17,695	1,245,252
Segment result	81,797	16,648	16,662			115,107
Unallocated operating income and expenses						(4,313)
Profit from operations						110,794
Share of profits less losses of associates	—	—	—	—	19,259	19,259
Net valuation gains on investment properties	—	—	23,123	—	—	23,123
Finance costs						(2,906)
Income tax						(23,476)
Profit after taxation						126,794
Depreciation and amortisation for the year	16,469	104	1,605			
Impairment losses made/(written-back) for the year	9,346	(1,185)	—			

Notes:

(i) During the year, foodstuffs trading and live and fresh foodstuffs distribution have been combined into one business segment consistent with the Group's system of internal financial reporting. The comparative figures have been adjusted to conform with current year's presentation.

(ii) The directors consider that change in fair value on investment properties does not constitute part of the Group's operating performance. As a result, net valuation gain or losses on investment properties are included after profit from operations. The comparative figures have been adjusted to conform with the current year's presentation.

	For the year ended 31st December, 2005					
	Tinplating	Foodstuffs distribution and trading	Property leasing	Inter-segment elimination	Unallocated	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Revenue from external customers	797,798	97,890	25,529	—	—	921,217
Inter-segment revenue	2,157	—	109	(2,266)	—	—
Other revenue from external customers	6,586	717	242	—	7,474	15,019
Total	806,541	98,607	25,880	(2,266)	7,474	936,236
Segment result	55,095	17,056	17,764			89,915
Unallocated operating income and expenses						(9,546)
Profit from operations						80,369
Share of profits less losses of associates	—	—	—	—	20,315	20,315
Net valuation gains on investment properties	—	—	20,497	—	—	20,497
Non-operating income						59,746
Finance costs						(396)
Income tax						(736)
Profit after taxation						179,795
Depreciation and amortisation for the year	7,867	100	1,566			
Impairment losses written-back for the year	—	(627)	—			

	2006			
	Tinplating	Foodstuffs distribution and trading	Property leasing	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Segment assets	1,017,617	59,892	263,986	1,341,495
Interest in associates				182,434
Unallocated assets				15,360
Total assets				1,539,289
Segment liabilities	230,068	40,539	5,749	276,356
Unallocated liabilities				152,022
Total liabilities				428,378
Capital expenditure incurred during the year	366,576	186	2,212	

	2005			
	Tinplating	Foodstuffs distribution and trading	Property leasing	Consolidated
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Segment assets	761,682	52,487	230,800	1,044,969
Interest in associates				176,003
Unallocated assets				17,658
Total assets				1,238,630
Segment liabilities	124,789	39,010	4,652	168,451
Unallocated liabilities				90,963
Total liabilities				259,414
Capital expenditure incurred during the year	45,709	48	3,257	

Geographical segments

The Group's business participates in two principal economic environments. Hong Kong is the major market for foodstuffs distribution and trading, whereas the PRC (other than Hong Kong) is a major market for most of the Group's other business.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	2006	
	The PRC	Hong Kong
	HK$'000	*HK$'000*
Revenue from external customers	1,132,337	88,917
Segment assets	1,172,526	168,969
Capital expenditure incurred during the year	368,782	192

	2005	
	The PRC	Hong Kong
	HK$'000	*HK$'000*
Revenue from external customers	821,644	99,573
Segment assets	889,275	155,694
Capital expenditure incurred during the year	48,966	48

13. FIXED ASSETS

(a) The Group

	Buildings held for own use HK$'000	Leasehold improvements HK$'000	Construction in progress HK$'000	Plant and machinery, furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Sub-total HK$'000	Investment properties HK$'000	Interest in leasehold land held for own use fixtures under operating leases HK$'000	Total HK$'000
Cost or valuation:									
At 1st January, 2005	81,803	1,914	4,575	126,603	2,793	217,688	184,298	67,328	469,314
Exchange adjustments	1,531	—	108	6,494	104	8,237	2,701	361	11,299
Additions	—	64	46,776	2,267	—	49,107	—	—	49,107
Disposals	(577)	(60)	—	(1,368)	(195)	(2,200)	—	—	(2,200)
Transfer in from construction in progress	9,184	—	(47,282)	38,098	—	—	—	—	—
Fair value adjustment	—	—	—	—	—	—	20,497	—	20,497
At 31st December, 2005	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
Representing:									
Cost	91,941	1,918	4,177	172,094	2,702	272,832	—	67,689	340,521
Valuation — 2005	—	—	—	—	—	—	207,496	—	207,496
	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
Accumulated depreciation:									
At 1st January, 2005	21,980	1,862	—	67,034	1,196	92,072	—	6,434	98,506
Exchange adjustments	884	—	—	5,674	80	6,638	—	151	6,789
Charge for the year	1,809	19	—	5,970	279	8,077	—	1,774	9,851
Written back on disposal	(169)	(35)	—	(1,155)	(176)	(1,535)	—	—	(1,535)
At 31st December, 2005	24,504	1,846	—	77,523	1,379	105,252	—	8,359	113,611
Net book value:									
At 31st December, 2005	67,437	72	4,177	94,571	1,323	167,580	207,496	59,330	434,406

	Buildings held for own use HK$'000	Leasehold improvements HK$'000	Construction in progress HK$'000	Plant and machinery, furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Sub-total HK$'000	Investment properties HK$'000	Interest in leasehold land held for own use fixtures under operating leases HK$'000	Total HK$'000
Cost or valuation:									
At 1st January, 2006	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
Exchange adjustments	2,672	—	157	11,356	153	14,338	4,642	555	19,535
Additions	487	—	364,525	2,826	1,149	368,987	390	—	369,377
Disposals	—	—	—	(26,235)	(838)	(27,073)	—	—	(27,073)
Transfer in from construction in progress	—	—	(563)	563	—	—	—	—	—
Fair value adjustment	—	—	—	—	—	—	23,123	—	23,123
At 31st December, 2006	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
Representing:									
Cost	95,100	1,918	368,296	160,604	3,166	629,084	—	68,244	697,328
Valuation — 2006	—	—	—	—	—	—	235,651	—	235,651
	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
Accumulated depreciation:									
At 1st January, 2006	24,504	1,846	—	77,523	1,379	105,252	—	8,359	113,611
Exchange adjustments	1,537	—	—	8,911	128	10,576	—	252	10,828
Charge for the year	8,008	19	—	8,325	329	16,681	—	1,778	18,459
Written back on disposals	—	—	—	(20,519)	(679)	(21,198)	—	—	(21,198)
Impairment losses	—	—	—	5,498	—	5,498	—	—	5,498
At 31st December, 2006	34,049	1,865	—	79,738	1,157	116,809	—	10,389	127,198
Net book value:									
At 31st December, 2006	61,051	53	368,296	80,866	2,009	512,275	235,651	57,855	805,781

(b) The Company

	Leasehold improvements HK$'000	Plant and machinery, furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Sub-total HK$'000	Investment properties HK$'000	Total HK$'000
Cost or valuation:						
At 1st January, 2005	1,381	2,609	1,488	5,478	78,200	83,678
Additions	64	28	—	92	—	92
Disposals	(60)	—	—	(60)	—	(60)
Fair value adjustment	—	—	—	—	18,800	18,800
At 31st December, 2005	1,385	2,637	1,488	5,510	97,000	102,510
Representing:						
Cost	1,385	2,637	1,488	5,510	—	5,510
Valuation — 2005	—	—	—	—	97,000	97,000
	1,385	2,637	1,488	5,510	97,000	102,510
Accumulated depreciation:						
At 1st January, 2005	1,329	1,607	1,252	4,188	—	4,188
Charge for the year	19	245	54	318	—	318
Written back on disposal	(35)	—	—	(35)	—	(35)
At 31st December, 2005	1,313	1,852	1,306	4,471	—	4,471
Net book value:						
At 31st December, 2005	72	785	182	1,039	97,000	98,039

	Leasehold improvements HK$'000	Plant and machinery, furniture, fixtures and equipment HK$'000	Motor vehicles HK$'000	Sub-total HK$'000	Investment properties HK$'000	Total HK$'000
Cost or valuation:						
At 1st January, 2006	1,385	2,637	1,488	5,510	97,000	102,510
Additions	—	83	320	403	—	403
Disposals	—	(289)	(588)	(877)	—	(877)
Fair value adjustment	—	—	—	—	1,200	1,200
At 31st December, 2006	1,385	2,431	1,220	5,036	98,200	103,236
Representing:						
Cost	1,385	2,431	1,220	5,036	—	5,036
Valuation — 2006	—	—	—	—	98,200	98,200
	1,385	2,431	1,220	5,036	98,200	103,236
Accumulated depreciation:						
At 1st January, 2006	1,313	1,852	1,306	4,471	—	4,471
Charge for the year	19	187	76	282	—	282
Written back on disposal	—	(220)	(454)	(674)	—	(674)
At 31st December, 2006	1,332	1,819	928	4,079	—	4,079
Net book value:						
At 31st December, 2006	53	612	292	957	98,200	99,157

(c) The analysis of net book value of properties is as follows:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
In Hong Kong on long-term leases	98,200	97,000	98,200	97,000
Elsewhere in the PRC on medium-term leases	262,613	237,263	—	—
	360,813	334,263	98,200	97,000
Representing:				
Land and buildings carried at fair value	235,651	207,496	98,200	97,000
Buildings carried at cost	67,307	67,437	—	—
	302,958	274,933	98,200	97,000
Interest in leasehold land held for use under operating leases	57,855	59,330	—	—
	360,813	334,263	98,200	97,000

(d) Investment properties of the Group and the Company situated in Hong Kong totalling HK$98,200,000 (2005: HK$97,000,000) were revalued at 31st December, 2006 by RHL Appraisal Limited, who have among their Staff Members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties of the Group situated in the PRC totalling HK$137,451,000 (2005: HK$110,496,000) were revalued at 31st December, 2006 by an independent firm of surveyors registered in the PRC, 深圳中勝會計師事務所 — 中國註冊房地產估價師, on an open market value basis.

(e) The Group leases out investment properties under operating leases. The leases run for an initial period of one to twenty eight years, with an option to renew the lease after that date at which time all terms are renegotiated. None of the leases includes contingent rentals.

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within 1 year	20,122	19,310	3,055	599
After 1 year but within 5 years	49,413	51,334	3,583	485
After 5 years	35,370	46,990	—	—
	104,905	117,634	6,638	1,084

14. INTEREST IN SUBSIDIARIES

	The Company	
	2006	2005
	HK$'000	*HK$'000*
Unlisted shares, at cost	211,409	211,409
Loans to subsidiaries	124,705	119,024
Amounts due from subsidiaries	404,421	553,801
	740,535	884,234
Less: impairment loss	(358,842)	(510,617)
	381,693	373,617

Details of the subsidiaries, which are incorporated in Hong Kong unless otherwise stated, are set out in note 36. All of these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements. Details of companies under liquidation which have not been consolidated in the financial statements are set out in note 37.

15. INTEREST IN ASSOCIATES

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost	—	—	244,980	244,980
Share of net assets	182,434	157,192	—	—
Amount due from associate	—	18,811	—	18,748
	182,434	176,003	244,980	263,728
Less: impairment losses	—	—	(75,722)	(75,722)
	182,434	176,003	169,258	188,006

Details of the associates, which are incorporated in the PRC, are set out in note 38.

Summary of financial information on associates

	Assets	Liabilities	Equity	Revenues	Profit
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
2006					
100 per cent	552,603	(134,224)	418,379	1,149,093	47,435
Group's effective interest	219,150	(53,432)	165,718	457,143	19,259
2005					
100 per cent	610,629	(213,003)	397,626	1,007,886	50,817
Group's effective interest	241,700	(84,508)	157,192	399,842	20,315

16. OTHER NON-CURRENT FINANCIAL ASSETS

	The Group and the Company	
	2006	2005
	HK$'000	*HK$'000*
Equity securities		
Unlisted equity securities, at cost	540	540
Less: impairment losses	(540)	(494)
	—	46

17. TRADING SECURITIES

	The Group and the Company	
	2006	2005
	HK$'000	*HK$'000*
Trading securities (at market value)		
Equity securities listed in Hong Kong	3,153	3,059

18. INCOME TAX IN THE BALANCE SHEET

(a) Current taxation in the balance sheet represents:

	The Group	
	2006	2005
	HK$'000	*HK$'000*
Provision for Hong Kong Profits Tax for the year	650	1,286
Provisional Profits Tax paid	(970)	(984)
	(320)	302
Taxation outside Hong Kong	19,077	19,300
	18,757	19,602

(b) Deferred tax assets and liabilities recognised:

The Group

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of related depreciation	Revaluation of investment properties	Tax losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deferred tax arising from:				
At 1st January, 2005	7,725	2,108	—	9,833
Exchange differences	202	53	—	255
Charged/(credited) to consolidated profit and loss account	1,519	1,480	(870)	2,129
At 31st December, 2005	9,446	3,641	(870)	12,217
At 1st January, 2006	9,446	3,641	(870)	12,217
Exchange differences	371	253	—	624
Charged/(credited) to consolidated profit and loss account	1,619	7,785	(558)	8,846
At 31st December, 2006	11,436	11,679	(1,428)	21,687

(c) Deferred tax assets unrecognised:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax losses	2,431,088	2,478,863	2,335,145	2,370,516

The tax losses do not expire under the current tax legislation, except for an amount of HK$4,006,000 (2005: HK$15,489,000), which will expire in the coming 5 years.

19. INVENTORIES

(a) Inventories in the consolidated balance sheet comprise:

	The Group	
	2006	2005
	HK$'000	*HK$'000*
Raw materials, spare parts and consumables	65,948	148,076
Finished goods	49,530	88,183
	115,478	236,259

(b) An analysis of the amount of inventories recognised as an expense is as follows:

	The Group	
	2006	2005
	HK$'000	*HK$'000*
Carrying amount of inventories sold	1,051,265	780,571
Write down of inventories	3,848	—
	1,055,113	780,571

20. TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade debtors	14,230	16,570	637	190
Bills receivable	234,040	197,309	—	—
Other receivables, deposits and prepayments	26,430	77,945	375	1,072
Amounts due from fellow subsidiaries	6	162	6	5
	274,706	291,986	1,018	1,267

Included in the trade and other receivables are balances totalling HK$259,000 (2005: HK$302,000) expected to be recovered after one year.

Included in trade and other receivables are trade debtors and bills receivable (net of provision for bad and doubtful debts), based on the invoice date, with the following ageing analysis:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within 1 month	149,105	76,003	508	125
1 to 3 months	92,386	74,666	—	65
More than 3 months but less than 12 months	6,779	63,210	129	—
	248,270	213,879	637	190

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

21. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deposits with banks	37,477	47,815	9,332	11,456
Cash at bank and in hand	120,260	49,056	1,415	838
	157,737	96,871	10,747	12,294

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2006	2005	2006	2005
	'000	*'000*	*'000*	*'000*
United States Dollars	US$7,612	US$1,922	US$1,154	US$1,139

22. BANK LOANS SECURED BY BILLS RECEIVABLE

	The Group	
	2006	2005
	HK$'000	*HK$'000*
Bank loans secured by bills receivable	81,557	26,991

Bank loans are secured by the related bills receivable and interest bearing at a fixed rate of 3.24% (2005: 3.24%) per annum.

At 31st December, 2006 and 2005, the bank loans are repayable within one year.

23. TRADE AND OTHER PAYABLES

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade creditors	103,837	95,447	29	29
Other payables and accrued charges	172,955	74,037	11,267	10,886
Amount due to associate	18	18	—	—
Amounts due to minority shareholders	6,269	7,852	—	—
Amounts due to holding companies and fellow subsidiaries	23,298	23,250	48	—
	306,377	200,604	11,344	10,915

The amount of trade and other payables expected to be settled after more than one year is HK$1,557,000 (2005: HK$557,000).

Included in trade and other payables are trade creditors with the following ageing analysis:

	The Group		The Company	
	2006	2005	2006	2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Due within 1 month or on demand	103,837	95,447	29	29

Included in trade and other payables are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2006	2005	2006	2005
	$'000	$'000	$'000	$'000
Renminbi	RMB27,518	RMB25,000	RMB2,513	RMB—
United States Dollars	US$7,869	US$6,187	US$—	US$—

24. EQUITY-SETTLED SHARE-BASED TRANSACTIONS

On 24th August, 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the directors, the Company adopted a new share option scheme (the "2001 Share Options Scheme"). Pursuant to the 2001 Share Option Scheme, the directors are authorised, at their discretion, to invite full-time employees of the Company and its subsidiaries, including executive directors but excluding non-executive directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of HK$10 in total by the grantee to the Company within 21 days from the date of grant. The options vest after 3 months from the date of grant and are exercisable within a period of five years. Each option gives the holder the right to subscribe for one share.

On 11th June, 2004, the shareholders of the Company passed a resolution to adopt a new share option scheme (the "2004 Share Option Scheme") with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's directors (including Non-executive and Independent Non-executive Directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group.

On the same day, the shareholders of the Company also passed a resolution to terminate the 2001 Share Option Scheme. Options previously granted under the old scheme remain valid until lapsed.

(a) **The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:**

	Number of options	Vesting conditions	Contractual life of options
Options held by directors:			
— granted on 6th February, 2004	3,500,000	Three months from the date of grant	5 years
— granted on 9th March, 2006	5,500,000	Three months from the date of grant	10 years
Options held by employees:			
— granted on 24th August, 2001	3,350,000	Three months from the date of grant	5 years
— granted on 6th February, 2004	5,190,000	Three months from the date of grant	5 years
— granted on 9th March, 2006	6,270,000	Three months from the date of grant	10 years
Total share options	23,810,000		

(b) The number and weighted average exercise prices of share options are as follows:

	2006 Weighted average exercise price	2006 Number of options '000	2005 Weighted average exercise price	2005 Number of options '000
Outstanding at the beginning of the year	HK$1.557	11,790	HK$1.558	12,040
Granted during the year	HK$1.660	11,770		—
Lapsed during the year	HK$1.503	(3,590)	HK$1.582	(250)
Exercisable at the end of the year	HK$1.627	19,970	HK$1.557	11,790

The options outstanding at 31st December, 2006 had a weighted average exercise price of HK$1.627 (2005: HK$1.557) and a weighted average remaining contractual life of 6.34 years (2005: 2.65 years).

(c) Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice option pricing model. The contractual life of the share option is used as an input into this model. Expectations of early exercise are incorporated into the binomial lattice option pricing model.

	2006
Fair value at measurement date	HK$0.29
Share price at the grant date	HK$1.64
Exercise price	HK$1.66
Expected volatility (expressed as weighted average volatility used in the modelling under binomial lattice model)	78%
Option life (expressed as weighted average life used in the modelling under binomial option pricing model)	10 years
Expected dividends	2.564%
Risk-free interest rate (based on Exchange Fund Notes)	4.444%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

25. CAPITAL AND RESERVES

(a) The Group

	Note	Attributable to equity shareholders of the Company									Minority interests	Total equity
		Share capital	Share premium	Capital redemption reserve	Capital reserve	Exchange reserves	Special capital reserve	Other reserves	(Accumulated losses)/retained profits	Total		
		HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2005		901,583	1,747,098	971	48,814	(948)	—	1,450	(1,938,053)	760,915	24,786	785,701
Exchange difference on translation of:												
— financial statements of subsidiaries and associates outside Hong Kong		—	—	—	—	13,246	—	—	—	13,246	537	13,783
Transfer to statutory reserves		—	—	—	—	—	—	1,333	(1,333)	—	—	—
Dividends declared to minority shareholders		—	—	—	—	—	—	—	—	—	(2,232)	(2,232)
Contributions by minority shareholders		—	—	—	—	—	—	—	—	—	2,207	2,207
Reserves realised upon liquidation of a subsidiary		—	—	—	—	(38)	—	—	—	(38)	—	(38)
Elimination upon Capital Reorganisation	25(c)	(450,791)	(1,747,098)	(971)	(48,157)	—	107,440	—	2,139,577	—	—	—
Profit for the year		—	—	—	—	—	—	—	175,759	175,759	4,036	179,795
At 31st December, 2005		450,792	—	—	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216

	Attributable to equity shareholders of the Company										Minority interests	Total equity
	Share capital	Share premium	Capital reserve-share options	Capital redemption reserve	Capital reserve	Exchange reserves	Special capital reserve	Other reserves	Retained profits	Total		
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
At 1st January, 2006	450,792	—	—	—	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216
Exchange difference on translation of:												
— financial statements of subsidiaries and associates outside Hong Kong	—	—	—	—	—	25,689	—	—	—	25,689	945	26,634
Transfer to statutory reserves	—	—	—	—	—	—	—	740	(740)	—	—	—
Dividends declared to minority shareholders	—	—	—	—	—	—	—	—	—	—	(1,421)	(1,421)
Contributions by minority shareholders	—	—	—	—	—	—	—	—	—	—	3,310	3,310
Grant of share options	—	—	3,426	—	—	—	—	—	—	3,426	—	3,426
Share options lapsed during the year	—	—	(50)	—	—	—	—	—	50	—	—	—
Dividends declared in respect of the current year	—	—	—	—	—	—	—	—	(27,048)	(27,048)	—	(27,048)
Profit for the year	—	—	—	—	—	—	—	—	121,320	121,320	5,474	126,794
At 31st December, 2006	450,792	—	3,376	—	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911

Included in figure for the retained profits as at 31st December, 2006 is an amount of HK$2,374,000 (2005: HK$7,958,000), being the accumulated losses attributable to associates.

(b) The Company

	Note	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Special capital reserve HK$'000	(Accumulated losses)/ retained profits HK$'000	Total equity HK$'000
At 1st January, 2005		901,583	1,747,098	971	48,157	—	(2,111,278)	586,531
Elimination upon Capital Reorganisation	25(c)	(450,791)	(1,747,098)	(971)	(48,157)	107,440	2,139,577	—
Profit for the year		—	—	—	—	—	71,004	71,004
At 31st December, 2005		450,792	—	—	—	107,440	99,303	657,535
At 1st January, 2006		450,792	—	—	—	107,440	99,303	657,535
Transfer to retained profits		—	—	—	(50)	—	50	—
Dividend declared in respect of the current year		—	—	—	—	—	(27,048)	(27,048)
Equity settled share-based transactions		—	—	—	3,426	—	—	3,426
Profit for the year		—	—	—	—	—	19,769	19,769
At 31st December, 2006		450,792	—	—	3,376	107,440	92,074	653,682

(c) Share capital

	2006 Number of shares (thousand)	2006 HK$'000	2005 Number of shares (thousand)	2005 HK$'000
Authorised:				
Ordinary shares of nominal value of HK$0.1 each at 1st January	3,000,000	1,500,000	15,000,000	1,500,000
Reduction of nominal value of share from HK$0.1 each to HK$0.05 each	—	—	—	(750,000)
Increase in ordinary shares of nominal value of HK$0.05 each	—	—	15,000,000	750,000
Consolidation of every ten shares of nominal value of HK$0.05 each into one share of nominal value of HK$0.50 each	—	—	(27,000,000)	—
At 31st December	3,000,000	1,500,000	3,000,000	1,500,000
Issued and fully paid:				
At 1st January	901,583	450,792	9,015,833	901,583
Reduction of nominal value of share from HK$0.1 each to HK$0.05 each	—	—	—	(450,791)
Consolidation of every ten shares of nominal value of HK$0.05 each into one share of nominal value of HK$0.50 each	—	—	(8,114,250)	—
At 31st December	901,583	450,792	901,583	450,792

The capital reorganisation of the Company ("the Capital Reorganisation") was complete on 19th December, 2005. Pursuant to a special resolution passed at the Extraordinary General Meeting of the Company dated 12th August, 2005 and with the sanction of the High Court of Hong Kong dated 7th December, 2005, the entire amount of share premium account

of approximately HK$1,747,098,000 and capital redemption reserve of approximately HK$971,000, together with an aggregate amount of capital reserve of approximately HK$48,157,000, were eliminated against an equal amount of accumulated losses effective on 8th December, 2005.

In addition, on 8th December, 2005, the authorised share capital of the Company was reduced from HK$1,500,000,000 divided into 15,000,000,000 ordinary shares of nominal value of HK$0.10 each to HK$750,000,000 divided into 15,000,000,000 ordinary shares of nominal value of HK$0.05 each ("Reduced Shares"). Such reduction was effective by cancelling paid up capital to the extent of HK$0.05 upon each of the 9,015,832,859 ordinary shares in issue. Out of such credits arising from the share cancellation, an aggregate amount of approximately HK$343,352,000 were set off against the remaining amount of accumulated losses, and the remaining credits of approximately HK$107,440,000 were transferred to a special capital reserve account.

As part of the Capital Reorganisation, every ten issued and unissued Reduced Shares were considered into one new share of nominal value of HK$0.50 each. The consolidation of shares was effective on 19th December, 2005.

(d) Nature and purpose of reserves

(i) *Share premium and capital redemption reserve*

The application of the share premium and capital redemption reserve is governed by Sections 48B and 49H respectively of the Hong Kong Companies Ordinance. The entire amounts were eliminated under the Capital Reorganisation.

(ii) *Capital reserve*

The capital reserve was created following an issue of warrants by the Company in 1997. The net proceeds from the issue of such warrants have been recorded in such capital reserve. All such warrants were either exercised during the exercise period or lapsed in 1998. The application of such capital reserve is not subject to any condition or restriction.

As part of the Capital Reorganisation, such amount has been eliminated by setting off against an equal amount of accumulated losses.

(iii) *Special capital reserve*

The special capital reserve was created under the Capital Reorganisation as mentioned in note 25(c). The Company has given an undertaking to the Court in relation to the amount credited to such reserve on the conditions that such reserve will not treated as realised profits and will not be distributable unless and until certain conditions have been fulfilled.

(iv) *Capital reserve — share options*

The capital reserve — share options represents the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognised in accordance with the accounting policy adopted for share based payments in note 1(o)(ii).

(v) *Exchange reserve*

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations outside Hong Kong. The reserve is dealt with in accordance with the accounting policies set out in note 1(s).

(vi) Other reserves represent statutory reserves of entities established in the PRC.

(e) Distributability of reserves

At 31st December, 2006, the aggregate amount of reserves available for distribution to equity shareholders of the Company was HK$43,774,000 (2005: HK$52,204,000).

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Major non-cash transaction

During the year, long outstanding liabilities totalling HK$4,198,000 (2005: HK$42,740,000) was written back (see note 3).

27. FINANCIAL INSTRUMENTS

Exposure to credit, interest rate and currency risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

The Group's credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of trade and bills receivables mainly relating to the tinplating operation, credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are due within 30 days from the date of billing and the maturity dates for bills receivables issued by banks from customers usually ranged from 3 to 6 months. Debtors with balances that are more than one month overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

At the balance sheet date, the Group has a certain level of concentrations of credit risk as 5.6% (2005: 8.3%) and 21.3% (2005: 26.0%) of the total trade and bills receivables was due from the Group's largest debtors and the five largest debtors respectively within the tinplating business segment.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Group does not provide any other guarantee which would expose the Group to credit risk.

(b) Interest rate risk

Effective interest rates and repricing analysis

In respect of income-earning financial assets and interest-bearing financial liabilities, the following table includes indicates their effective interest rates at the balance sheet date and the periods in which they reprice or the maturity dates, if earlier.

The Group

	2006		2005	
	Effective interest rate	**One year or less** *HK$'000*	**Effective interest rate**	**One year or less** *HK$'000*
Repricing dates for assets which reprice before maturity				
Cash and cash equivalents	1.92%	157,737	1.83%	96,871
Maturity dates for liabilities which do not reprice before maturity				
Bank loans secured by bills receivable	3.24%	(81,557)	3.24%	(26,991)

The Company

	2006		2005	
	Effective interest rate	**One year or less**	**Effective interest rate**	**One year or less**
		HK$'000		*HK$'000*
Repricing dates for assets which reprice before maturity				
Cash and cash equivalents	4.49%	10,747	2.57%	12,294

(c) **Foreign currency risk**

The Group is exposed to foreign currency risk through purchases that are denominated in a currency other than the functional currency of the operations to which they relate. The currency giving rise to this risk is primarily the United States dollars. Management does not consider this risk to be significant.

(d) **Fair values**

All financial instruments are carried at amounts not materially different from their fair values as at 31st December, 2005 and 2006.

28. COMMITMENTS

(a) Capital commitments outstanding as at 31st December, 2006 not provided for in the financial statements were as follows:

	The Group	
	2006	**2005**
	HK$'000	*HK$'000*
Contracted for	3,463	131,433
Authorised but not contracted for	9,748	168,005
	13,211	299,438

In addition to the above, the Group entered into a joint venture agreement with an independent third party to establish a subsidiary. According to the joint venture agreement, the Group is required to inject US$19,800,000 (equivalent to HK$154,440,000) into the subsidiary, being 66% of the total registered capital. Further details are set out in note 33(ii).

(b) At 31st December, 2006, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	The Group	
	2006	**2005**
	HK$'000	*HK$'000*
Within 1 year	637	697
After 1 year but within 5 years	145	385
	782	1,082

The Group leases a number of properties under operating leases. The leases run for an initial period of one to three years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 31st December, 2006, the Company had committed to provide finance of HK$6,489,000 (2005: HK$6,489,000) to an associate of the Group.

29. MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

(a) Transactions with Guangdong Yue Gang Investment Holdings Company Limited and its affiliates ("Yue Gang Group") and the associates of the Company

The Group had the following transactions with Yue Gang Group and the associates of the Company during the year which the directors consider material:

	Note	**2006** *HK$'000*	**2005** *HK$'000*
Sales of goods to related companies	*(ii)*	—	2,749
Purchases of goods from related companies	*(ii)*	1,092	955
Management, taxation services, and maintenance fee paid to the immediate holding company		289	411
Provision of electricity/water and leasing services to a fellow subsidiary		3,482	3,606
Agency fee paid to a related company		—	314

Notes:

(i) Balances with related parties at 31st December, are included in amounts due from/to the respective parties in the balance sheets. These balances are interest free and have no fixed terms of repayment.

(ii) Related companies to/from which goods were sold and purchased include associates.

(b) Transactions with other state-controlled entities in the PRC

The Group is a state-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions disclosed above, the Group also conducts business activities with other state-controlled entities which include but are not limited to the following:

— Sales and purchase of goods and ancillary materials;

— Rendering and receiving services;

— Lease of assets;

— Purchase of property, plant and equipment; and

— Obtaining finance.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval process do not depend on whether the counterparties are state-controlled or not.

Having considered the potential transactions impacted by related party relationships, the entity's pricing strategy, buying and approval process, and what information would be necessary for an understanding of the potential effects of the transactions on the financial statements, the directors are of the opinion that there are no other transactions that require disclosure as related party transactions.

(c) Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's directors as disclosed in note 7 is as follows:

	2006	2005
	HK$'000	*HK$'000*
Short-term employee benefits	4,019	2,653
Post-employment benefits	549	428
Equity Compensation benefits	1,251	—
	5,819	3,081

Total remuneration is included in "staff costs" *(see note 5(b))*.

30. RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the profit and loss account for the year ended 31st December, 2006 was HK$1,480,000 (2005: HK$1,464,000). The forfeited contribution refunded for the year amounted to HK$139,000 (2005: HK$126,000).

31. SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

Impairment of assets

Internal and external sources of information are reviewed by the Company at each balance sheet date to assess whether there is any indication that an asset may be impaired. If any such indication exists, the recoverable amount of the asset is estimated. Changes in facts and circumstances may result in revisions to the conclusion of whether an indication of impairment exists and revised estimates of recoverable amounts, which would affect profit or loss in future years.

32. IMMEDIATE PARENT AND ULTIMATE HOLDING COMPANY

The directors consider the immediate parent and ultimate holding company at 31st December, 2006 to be GDH Limited and Guangdong Yue Gang Investment Holdings Company Limited respectively. GDH Limited is incorporated in Hong Kong and Guangdong Yue Gang Investment Holdings Company Limited is established in the PRC. Both entities do not produce financial statements available for public use.

33. SUBSEQUENT EVENTS

(i) On 13th September, 2006, the Group entered into a contract to acquire from the minority shareholder the 5% equity interest and dividend payable in each of Zhongyue Tinplate and Zhongshan Shan Hai Industrial Co., Ltd ("Shanhai") for a total consideration of US$499,000 (equivalent to HK$3,892,000). Completion took place on 4th January, 2007 following which Zhongyue Tinplate and Shanhai became wholly-owned subsidiaries of the Group.

(ii) On 21st December, 2006, the Group entered into a joint venture agreement with POSCO Co., Ltd. ("POSCO") and POSCO-China Holding Corporation ("POSCO-China) in relation to the establishment of a joint venture company for the production and sale of tinplate products in Qinhuangdao City, Hebei Province, the PRC. The joint venture company, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. a foreign joint venture limited company was incorporated on 16th February, 2007 in accordance with the PRC law pursuant to the terms of the joint venture agreement which is 66% indirectly owned by the Company and 34% owned by POSCO and POSCO-China with a total registered capital of US$30,000,000 (equivalent to HK$234,000,000). On 15th March, 2007, the Group entered into a sale and purchase agreement with POSCO in relation to acquisition of certain production facilities from POSCO and provision of consultation and training services by POSCO. The consideration for the purchase of production facilities is approximately US$17,605,000 (equivalent to HK$137,319,000).

(iii) On 16th March, 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the People's Republic of China ("new tax law") which will take effect on 1st January, 2008. A subsidiary of the Group has been granted an extension to the status of a high-tech enterprise by Zhongshan Tax Bureau on 30th May, 2006 for a period of two years and currently its effective income tax rate is 10.8%. According to the new tax law, certain high-tech enterprises will continue to be entitled to a reduced tax rate. However, the detailed implementation rules regarding the preferential tax policies (e.g. the details of how a taxpayer can qualify as a high-tech enterprise under the new tax law) have yet to be made public. Consequently, the Group is not able to assess whether it will qualify as a high-tech enterprise under the new tax law and therefore is not able make an estimate of the expected financial effect of the new tax law on its deferred tax assets and liabilities. The expected financial effect of the new tax law, if any, will be reflected in the Group's 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

34. LITIGATION

In May 2004, a PRC third party filed a claim against a subsidiary of the Group alleging that the subsidiary had not yet settled an outstanding amount due to it. The Intermediate People's Court of Yue Yang City ordered to freeze a bank deposit of the subsidiary amounted to HK$4,700,000 in this regard.

According to the judgement of the Intermediate People's Court of Yue Yang City issued on 12th December, 2004, the subsidiary was ordered to pay compensation and court charges amounting to RMB4,934,000 and RMB40,000 respectively. The subsidiary lodged an appeal to the High People's Court of Hunan Province against the judgement and the judgement of the Intermediate People's Court of Yue Yang City was repudiated on 31st January, 2005. Accordingly, the frozen bank deposit of HK$4,700,000 was released.

In 2006, the PRC third party filed a new claim to the Intermediate People's Court of Zhongshan City. The court proceedings have not yet commenced at 31st December, 2006. The claim filed in 2006 amounted to RMB5,788,000.

The directors have reviewed the nature of the claim under dispute and considered that no provision is required to be made in the financial statements.

35. POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31ST DECEMBER, 2006

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31st December, 2006 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Company's results of operations and financial position.

In addition, the following developments may result in new or amended disclosures in the financial statements:

		Effective for accounting periods beginning on or after
HKFRS 7	Financial instruments: disclosures	1st January, 2007
Amendment to HKAS 1	Presentation of financial statements: capital disclosures	1st January, 2007

36. LIST OF SUBSIDIARIES

Particulars of the subsidiaries which principally affected the results, assets and liabilities of the Group at 31st December, 2006 are as follows:

Name of subsidiary	Principal country/place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/registered capital held by the Company	Subsidiary	Principal activities
Dongguan Jinhuang Food Co., Ltd.#	The PRC	N/A	RMB40,000,000	—	100%	Leasing
Gain First Investments Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100%	—	Investment holding
Guangnan Fresh and Live Foodstuffs Limited	Hong Kong	Ordinary	HK$1,000,000	100%	—	Distribution of live and fresh foodstuffs
Guangnan Supermarket Development Limited	Hong Kong	Ordinary	HK$135,742,220	100%	—	Investment holding
Guangnan Trading Development Limited	Hong Kong	Ordinary	HK$73,916,728	100%	—	Trading of foodstuffs
Jin Huang Food Industry Investment Limited	British Virgin Islands/ Hong Kong	Ordinary	HK$1,000,000	100%	—	Investment holding
Jin Huang Food Industry Investment Limited	Hong Kong	Ordinary	HK$1,000,000	—	100%	Investment holding
Zhongyue Industry Material Limited	Hong Kong	Ordinary Non-voting deferred	HK$10 HK$230,000,000	— —	100% —	Trading of raw materials for production of tinplate products
Zhongshan Shan Hai Industrial Co., Ltd.*	The PRC	N/A	RMB45,600,000	—	95%	Property development and leasing
Zhongshan Zhongyue Tinplate Industrial Co., Ltd.*	The PRC	N/A	US$41,906,200	—	95%	Production and sales of tinplate products

* an equity joint venture established in the PRC

\# a wholly foreign-owned enterprise established in the PRC

37. **LIST OF COMPANIES UNDER LIQUIDATION**

Particulars of the companies under liquidation or petitioned to court for liquidation are as follows:

Name of company	Principal country/place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/registered capital held by the Company	Subsidiary
Guangnan (KK) Supermarket Limited*	Hong Kong	Ordinary	HK$20,000,000	—	70%
Guangdong Guangnan Tianmei Food Development Company Limited##	The PRC	N/A	RMB34,820,000	—	55%

* company commenced liquidation in June 2001

\## an equity joint venture established in the PRC and was petitioned to court for liquidation in July 2001

38. **LIST OF ASSOCIATES**

Particulars of the associates at 31st December, 2006 are as follows:

Name of associate	Principal country/place of operations	Class of shares held	Proportion of nominal value of issued capital/capital registered held by the Company	Subsidiary	Principal activities
Yellow Dragon Food Industry Co., Ltd.*	The PRC	N/A	40%	—	Processing and sale of corn food and feed products
Zhongshan Baoli Food Ltd.*	The PRC	N/A	30%	—	Processing of canned food

* an equity joint venture established in the PRC

1. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The accompanying unaudited pro forma statement of assets and liabilities of the Enlarged Group has been prepared to illustrate the effects of (1) the establishment of the Joint Venture Company and (2) the acquisition of Production Facility and provision of consultation and training services on the financial position of the Group as if the transactions had occurred on 31st December, 2006.

The unaudited pro forma statements of assets and liabilities of the Enlarged Group below has been prepared based on the audited consolidated balance sheet of the Group as at 31st December, 2006 as extracted from the 2006 annual report of the Group after making certain pro forma adjustments resulting from the establishment of the Joint Venture Company and the acquisition of Production Facility and provision of consultation and training services. As it is prepared for illustrative purpose only, it may not represent what the assets and liabilities of the Enlarged Group shall be on the actual (1) establishment of the Joint Venture Company and (2) acquisition of Production Facility and provision of consultation and training services.

	The Group	Pro forma adjustment	Sub-total	Pro forma adjustment	The Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	Note 1	*Note 2*	*Note 4*	*Note 3*	*Note 5*
Non-current assets					
Fixed assets					
— Investment properties	235,651		235,651		235,651
— Other property, plant and equipment	512,275		512,275	141,149	653,424
— Interest in leasehold land held for own use under operating leases	57,855		57,855		57,855
	805,781		805,781		946,930
Interest in associates	182,434		182,434		182,434
	988,215		988,215		1,129,364
Current assets					
Trading securities	3,153		3,153		3,153
Inventories	115,478		115,478		115,478
Trade and other receivables	274,706		274,706		274,706
Cash and cash equivalents	157,737	79,560	237,297	(141,640)	95,657
	551,074		630,634		488,994
Current liabilities					
Bank loans secured by bill receivables	81,557		81,557		81,557
Trade and other payables	306,377		306,377		306,377
Current taxation	18,757		18,757		18,757
	406,691		406,691		406,691

	The Group	Pro forma adjustment	Sub-total	Pro forma adjustment	The Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
	Note 1	*Note 2*	*Note 4*	*Note 3*	*Note 5*
Net current assets	144,383		223,943		82,303
Total assets less current liabilities	1,132,598		1,212,158		1,211,667
Non-current liabilities					
Deferred tax liabilities	21,687		21,687		21,687
Net assets	1,110,911		1,190,471		1,189,980
Capital and reserves					
Share capital	450,792		450,792		450,792
Reserves	622,477		622,477	(491)	621,986
Total equity attributable to equity shareholders of the Company	1,073,269		1,073,269		1,072,778
Minority interests	37,642	79,560	117,202		117,202
Total equity	1,110,911		1,190,471		1,189,980

Notes:

1. The amounts have been extracted from 2006 annual report of the Group as set out in Appendix I to this circular.

2. The adjustment represents the registered capital contributed by POSCO and POSCO-China amounting to US$10.2 million (equivalent to approximately HK$79.56 million) to the Joint Venture Company.

3. The adjustment represents the Production Facility acquired by the Joint Venture Company and payment for consultation and training services by the Joint Venture Company to POSCO.

4. The amount represents the financial effects on assets and liabilities of the Enlarged Group after the establishment of the Joint Venture Company.

5. The amount represents the financial effects on assets and liabilities of the Enlarged Group after the establishment of the Joint Venture Company and the acquisition of Production Facility and provision of consultation and training services.

6. Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.

2. COMFORT LETTER ON THE UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES

KPMG

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

The Board of Directors
Guangnan (Holdings) Limited

30th April, 2007

Dear Sirs

We report on the unaudited pro forma financial information ("the Pro Forma Financial Information") of the Company and its subsidiaries ("the Group") set out on page 75 to 76 of the circular dated 30th April, 2007 ("the Circular"), which has been prepared by the directors of the Company solely for illustrative purposes to provide information about how the establishment of the joint venture company and acquisition of production facilities and provision of consultation and training services might have affected the financial information presented. The basis of preparation of the Pro Forma Financial Information is set out on page 76 of the Circular.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the unaudited Pro Forma Financial Information in accordance with Paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29 of the Listing Rules, on the unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with Hong Kong Standard on Investment Circular Reporting Engagements ("HKSIR") 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the directors of the Company. The engagement did not involve independent examination of any of the underlying financial information.

Our work did not constitute an audit or review made in accordance with Hong Kong Standards on Auditing or Hong Kong Standards on Review Engagements issued by the HKICPA, and accordingly, we do not express any such audit or review assurance on the Pro Forma Financial Information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

The unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and because of its hypothetical nature, it does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31st December, 2006 or any future date.

Opinion

In our opinion:

(a) the unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the unaudited Pro Forma Financial Information as disclosed pursuant to Paragraph 4.29(1) of the Listing Rules.

Yours faithfully

KPMG
Certified Public Accountants
Hong Kong

1. VALUATION REPORT OF THE PRODUCTION FACILITY

Vigers Appraisal & Consulting Limited
International Asset Appraisal Consultants

VIGERS 威格斯

10th Floor
The Grande Building
398 Kwun Tong Road
Kwun Tong
Kowloon
Hong Kong

30th April, 2007

The Directors
Guangnan (Holdings) Limited
22/F, Tesbury Centre
No. 28 Queen's Road East
Hong Kong

Dear Sirs,

In accordance with your instructions for us to value certain property consisting of plant and equipment (collectively referred to as the "Production Facility") exhibited to us as being owned by POSCO, and to be acquired by the Joint Venture Company (the "Company"), we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the market value of the Production Facility as at 31st January, 2007.

BASIS OF VALUATION

We have valued the Production Facility on the basis of its market value which is defined as the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion.

ASSETS APPRAISED

The assets subject of this appraisal, as per the list provided to us, consist of machinery and equipment, and spare parts. Machinery and equipment includes an electrolytic tinning line, three (3) shearing lines, and testing equipment. Major production machines include coil cars, welder, pay-off reels, leveler, bridle rolls, steering rolls, shear, looping towers, scrubber rolls, induction heater, hot air dryer, muffle furnace, cleaning tanks, electrostatic oiler, conveyors, hydraulic system, electrical system, process control system, others. Testing machines comprised of Sn/Cr coating thickness analyzer, hydrophil balance and UV/VIS spectrophotometer. Spare parts consist of rolls, printed circuit boards, DC power supplies, inverters/converters, hydraulic valves, air motors, timing belts, pneumatic valves, drive couplings, circuit breakers, ball bearings, etc..

The electrolytic tinning line uses the Ferrostan technology to produce tinplates from tin mill blackplate. Tinplates are light gauge, cold-reduced, low carbon steel sheet or strip, coated on both surfaces with commercially pure tin by electrolytic process. The basic steps in the production involve uncoiling, welding of tin mill blackplate to form a continuous strip, cleaning, coating, oiling and recoiling or cutting into sheets.

Technical particulars of the production lines are as follows:

Electrolytic Tinning Line

Product	:	Tinplate Coil
Production Rate	:	250,000 tons annually
Speed	:	450 m/min
Thickness	:	0.10–0.60 mm
Strip Width	:	508–1220 mm
Weight	:	28 tons
Electrical Motor Rating	:	440 volts, 60 hz
Manufacturers	:	Japan, Korea, Germany (welder), France (tension leveler), USA (electrostatic oiler, Norway (induction heater)

Shearing Line No. 1

Product	:	Tinplate Sheet
Speed	:	230 m/min
Thickness	:	0.18–0.60 mm
Strip Width	:	508–1016 mm
Weight	:	22 tons
Electrical Motor Rating	:	440 volts, 60 hz
Manufacturer	:	Littell, USA

Shearing Lines No. 2 & 3

Product	:	Tinplate Sheet, Tinplate Scroll
Speed	:	150 m/min
Thickness	:	0.18–0.60 mm
Strip Width	:	508–1016 mm
Weight	:	22 tons
Electrical Motor Rating	:	440 volts, 60 hz
Manufacturer	:	Littell, USA

The Production Facility was inspected at POSCO's production facilities located at 1 Geodong-dong, Nam-gu, Pohang, Gyeongbuk 790–785, South Korea.

At the time of our inspection, the Production Facility was observed to be generally in good working condition. It is our opinion that it is capable of performing the function for which it was designed, built and erected. There was evidence of good preventive maintenance program. The Production Facility undergoes periodic maintenance.

VALUATION METHODOLOGY

In arriving at our opinion of value, we have considered the two generally accepted approaches to values that are recognised by the Hong Kong Institute of Surveyors (HKIS) and in accordance with the International Valuation Standards, namely:

Cost Approach — considers the cost to reproduce or replace in new condition the assets appraised in accordance with current market prices for similar assets, with allowance for accrued depreciation arising from condition, utility, age, wear and tear, or obsolescence present, taking into consideration past and present maintenance policy and rebuilding history. This approach is best applied to assets without a known established secondhand market comparable.

Physical depreciation is the loss in value due to physical deterioration resulting from wear and tear in operation and exposure to elements. Deterioration due to age and deterioration due to usage are the main factors that affect physical condition. Physical condition due to wear and tear is proportional to use rather than age. Use is the best indicator to estimate physical deterioration.

Market Data or Comparative Sales Approach — considers prices recently paid for similar assets, with adjustments made to the indicated market prices to reflect condition and utility of the appraised assets relative to the market comparative. Asset for which there is an established secondhand market comparable is best appraised by this approach.

Since complex plant facilities similar to the Production Facility are rarely exchange in the market and the extreme difficulty to find a direct established second hand market comparables, the cost approach was used in arriving at the opinion of market value. The cost approach provides a reasonable indication of value for assets without known used market comparables.

SCOPE OF INVESTIGATION AND CONSIDERATIONS

Before arriving at our opinion of value, we have personally conducted a physical inventory and inspection of the Production Facility, investigated market condition, interviewed personnel, and examined documents and specifications provided to us.

During our inspection we observed the Production Facility. Any deferred maintenance, physical wear and tear, operating malfunctions, lack of utility, or any observable conditions distinguishing the appraised assets from assets of like kind in new conditions were noted and made part of our judgement in arriving at the values.

In forming our opinion of the market value, we have assumed that the Production Facility will continue to be used for the purpose for which it was designed and built.

Consideration has been given to accrued depreciation that was based on the observed condition and present and prospective serviceability in comparison with new units of like kind.

We have relied to a considerable extent on information such as records, listings and specifications provided to us. We have made no investigation of and assume no responsibility for titles to or liabilities against the Production Facility appraised.

We have not made any deduction in respect of any grant either available or received, neither has any adjustment been made for any outstanding amounts owing under financing agreements.

Our investigation was restricted to an ocular inspection and appraisal of the Production Facility and does not attempt to arrive at any conclusion of values of the Company as a total business entity.

OPINION OF VALUE

Based on the foregoing, we are of the opinion that as at 31st January, 2007, the market value (in-situ) of the Production Facility for its intended usage, is fairly represented in the amount of HK$157,751,000 (Hong Kong Dollars One Hundred Fifty Seven Million Seven Hundred Fifty One Thousand), broken down as follows:

	Market Value (in situ) *HK$*
Machinery and equipment	146,011,000
Spare parts	11,740,000
Total	157,751,000

We hereby certify that we have neither present nor prospective interest in the Company or the appraised Production Facility or the value reported.

Yours faithfully,
For and on behalf of
VIGERS APPRAISAL & CONSULTING LIMITED

Raymond Ho Kai Kwong
Registered Professional Surveyor
MRICS MHKIS MSc(e-com)
Executive Director

Maximo I. Montes Jr.
Professional Mechanical Engineer
PME BSME
Executive Director, Plant and Machinery Appraisal

Note: Raymond K.K. Ho, Chartered Surveyor, MRICS, MHKIS, MSc(e-com) has over 10 years experience in assets valuation in Hong Kong and the PRC.

Maximo I. Montes Jr. is a Professional Mechanical Engineer who has 36 years experience in industrial plant valuation. He has 26 years experience in the valuation of plant machinery and equipment in Hong Kong, the PRC and Asia Pacific Rim.

2. VALUATION REPORT OF CONSULTATION AND TRAINING SERVICE

Vigers Appraisal & Consulting Limited
International Asset Appraisal Consultants

VIGERS
威格斯

10th Floor
The Grande Building
398 Kwun Tong Road
Kwun Tong
Kowloon
Hong Kong

30th April, 2007

The Directors
Guangnan (Holdings) Limited
22/F, Tesbury Centre
No. 28 Queen's Road East
Hong Kong

Dear Sirs,

In accordance with your instructions for us to provide an opinion of value of the consultation services and training services to be provided by POSCO to the Joint Venture Company (the "Technical Assistance") for the installation and operation of an electrolytic tinning line, shearing lines and auxiliary equipment (collectively the "Production Facility"), we confirm that we have made relevant enquiries and obtained information necessary for this purpose.

THE PRODUCTION FACILITY

The Production Facility for which the Technical Assistance will be provided consists of:

- One (1) electrolytic tinning line: capacity of 250,000 annually, speed of 450 m/min, thickness from 0.10–0.60 mm, strip width from 508–1,220 mm.

- Three (3) shearing lines: speed of 230 and 150 m/min, thickness from 0.18–0.60 mm, strip width from 508–1,016 mm.

- Auxiliary equipment: includes electrical, PLC and quality control equipment.

Present Location

The Production Facility is currently installed and operated at POSCO's production facilities located at 1 Geodong-dong, Nam-gu, Pohang, Gyeongbuk 790–785, South Korea.

Future Location

Reportedly, the Production Facility will be dismantled and re-installed in a new plant on the northern portion of Beijing East Road, Eastern District of Qinghuangdao Economic and Technological Development Zone, Qinghuangdao City, Hebei Province, in the People's Republic of China (PRC), which is envisioned to commence in the middle part of year 2007.

THE TECHNICAL ASSISTANCE

Based on the information provided to us, the Technical Assistance will cover the following areas:

- Operation
- Mechanical maintenance
- Electrical maintenance

The personnel to be involved will consist of engineers and skilled technicians with extensive experience in operating the Production Facility, and currently the same personnel operating and maintaining the Production Facility in its present site. The reported estimated number of personnel is eighteen (18), and the total man-months are estimated at forty six (46) months, which is believed to be reasonable for the type and complexity of the Production Facility. Their scope of work will generally include supervision in installation (mechanical and electrical), testing (cold and hot run), programming and other related services for the installation and operation of the Production Facility. These personnel will be stationed in the new plant in the PRC on a full time basis during the duration of the installation and start-up.

The proposed cost of the Technical Assistance will cover the salaries of the technical personnel and the cost of their plane fares, visas, insurance and visit of their relatives during their stay in the PRC. It also includes the cost of training for twelve (12) Chinese engineers and technicians in South Korea for a period of one (1) month, including provision for safety equipment, translation and accommodation.

CONCLUSION

Based on the information provided to us, we are of the opinion that the cost of Technical Assistance relating to the installation and start-up operation of the Production Facility is reasonably represented in the amount of HK$5,000,000 (Hong Kong Dollars Five Million), broken-down as follows:

	HK$
POSCO technical assistance	4,517,000
PRC engineers & technicians training in South Korea	503,000
Total	5,020,000
Rounded to	5,000,000

We hereby certify that we have neither present nor prospective interest on the Production Facility or the value reported.

Yours faithfully,
For and on behalf of
VIGERS APPRAISAL & CONSULTING LIMITED

Raymond Ho Kai Kwong
Registered Professional Surveyor
MRICS MHKIS MSc(e-com)
Executive Director

Maximo I. Montes Jr.
Professional Mechanical Engineer
PME BSME
Executive Director, Plant and Machinery Appraisal

Note: Raymond K.K. Ho, Chartered Surveyor, MRICS, MHKIS, MSc(e-com) has over 10 years experience in assets valuation in Hong Kong and the PRC.

Maximo I. Montes Jr. is a Professional Mechanical Engineer who has 36 years experience in industrial plant valuation. He has 26 years experience in the valuation of plant machinery and equipment in Hong Kong, the PRC and Asia Pacific Rim.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors' interests and short positions in Shares, underlying Shares and debentures

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or, the chief executives of the Company were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

I. *Long positions in ordinary shares*

(i) The Company

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Liang Jiang	2,230,000	0.247%

(ii) Kingway Brewery Holdings Limited

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	70,000	0.005%

(iii) Guangdong Tannery Limited

Name of Director	Number of Shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	70,000	0.013%

Note: Kingway Brewery Holdings Limited and Guangdong Tannery Limited are associated corporations of the Company within the meaning of Part XV of the SFO.

II. *Long positions in options relating to Shares of the Company*

Name of Director	Date of share options granted[#] *(dd/mm/yy)*	Number of share options: Held on 01/01/2007 *('000)*	Number of share options: Held on Latest Practicable Date *('000)*	Exercisable period of share options* *(dd/mm/yy)*	During the Period Number of Share Options: Exercised *('000)*	Lapsed *('000)*	Cancelled *('000)*	Price per share to be paid on exercise of share options *HK$*
Liang Jiang	06/02/04	2,000	—	06/05/04–05/05/09	2,000	—	—	1.582
	09/03/06	2,000	2,000	09/06/06–08/03/16	—	—	—	1.660
Tan Yunbiao	06/02/04	1,500	1,500	06/05/04–05/05/09	—	—	—	1.582
	09/03/06	2,000	2,000	09/06/06–08/03/16	—	—	—	1.660
Tsang Hon Nam	09/03/06	300	300	09/06/06–08/03/16	—	—	—	1.660
Zhao Leili	09/03/06	200	200	09/06/06–08/03/16	—	—	—	1.660
Luo Fanyu	09/03/06	200	200	09/06/06–08/03/16	—	—	—	1.660
Gerard Joseph McMahon	09/03/06	200	200	09/06/06–08/03/16	—	—	—	1.660
Tam Wai Chu, Maria	09/03/06	200	200	09/06/06–08/03/16	—	—	—	1.660
Li Kar Keung, Caspar	09/03/06	200	200	09/06/06–08/03/16	—	—	—	1.660

[#] The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

* If the last day of any of the option periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Group, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or, short positions in Shares, underlying Shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or, (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

Share options of the Company

As at the Latest Practicable Date, certain employees of the Company had the following interests in rights to subscribe for shares of the Company. Each option gives the holder the right to subscribe for one Share.

Category	Date of share options granted#	Number of share options: Held on 01/01/2007	Held on Latest Practicable Date	Exercisable period of share options*	During the period Number of Share Options: Exercise	Lapsed	Cancelled	Price per share to be paid on exercise of share options
	(dd/mm/yy)	*('000)*	*('000)*	*(dd/mm/yy)*	*('000)*	*('000)*	*('000)*	*HK$*
Employees and other participants	06/02/04	4,820	4,820	06/05/04 to 05/05/09	—	—	—	1.582
	09/03/06	6,350	4,850	09/06/06 to 08/03/16	—	1,500	—	1.660

\# The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with Company or its subsidiaries, whichever is the later.

* If the last day of any of the opinion periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

Arrangements to acquire shares or debentures

Except for the share options held by the Directors as mentioned above in the section "Directors' interests and short positions in shares, underlying shares and debentures", as at the Latest Practicable Date, none of the Company or any of its subsidiaries, its holding companies or any subsidiary of its holding companies is a party to any arrangements to enable the Director to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Substantial shareholders

As at the Latest Practicable Date, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital:

Name	Number of Shares beneficially held	Approximate % of issued share capital held	Long/short positions
廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited) ("Yue Gang") *(Note)*	536,380,868	59.49%	Long Position
GDH	536,380,868	59.49%	Long Position

Note: The attributable interest which Yue Gang has in the Company is held through its 100 per cent direct interest in GDH.

Name of subsidiaries of the Company	Name of substantial shareholders	Approximate % of issued share capital held	Long/short positions
中粵浦項(秦皇島)馬口鐵工業有限公司*	POSCO Co., Ltd.	24%	Long Position
	浦項(中國)投資有限公司*	10%	Long Position
Guangdong Guangnan Tianmei Food Development Co., Ltd. (was petitioned to court for liquidation)	廣東省食品企業集團公司*	45%	Long Position
Guangnan (KK) Supermarket Limited (in liquidation)	Halifax Development Company Limited	12.5%	Long Position
	Red Lake Investments Limited	17.5%	Long Position
廣州經濟技術開發區廣之傑倉儲有限公司* (in liquidation)	廣東省連鎖經營協會*	20%	Long Position

* These companies do not have English company names.

Save as disclosed above, as at the Latest Practicable Date, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the Shares or underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10 per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

3. LITIGATION

In 2004, a claim was filed against a subsidiary of the Group alleging that the subsidiary had not repaid its outstanding amount due to the defendant. The legal dispute was heard in the Intermediate People's Court of Yue Yang City, Hunan which delivered a judgement in favour of the Group in January 2005. On 29th December, 2006, the defendant filed a new claim against the subsidiary with the Intermediate People's Court of Zhongshan City. The amount of claim, together with damages arising from breach of contract was RMB5,788,000 (approximately HK$5,761,000). According to the information currently available, the Group is of the view that no provision is required to be made for this claim.

Save as disclosed above, as at the Latest Practicable Date, no member of the Group is engaged in any litigation or, arbitration proceedings of material importance and there is no litigating or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

4. DIRECTORS' SERVICE CONTRACTS

None of the Directors has a service contract with any member of the Group that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

During the year, Mr. Zhao Leili, Director of the Company, was also a director of Yue Gang and GDH. Messrs. Liang Jiang and Luo Fanyu, Directors of the Company, were also directors of GDH. GDH is a wholly-owned subsidiary of Yue Gang. Yue Gang and its subsidiaries other than the Group (the "Yue Gang Group") have a wide range of business interests which include distribution of live and fresh foodstuffs, development of properties and leasing of properties. Both the Yue Gang Group and the Group have been engaged in the businesses of distribution of live and fresh foodstuffs and properties leasing. However, the Directors of the Company do not believe that there exist any direct or indirect competition in any material respect between the businesses of the Yue Gang Group and those of the Group.

Save as disclosed in this circular, none of the Directors and their associates (as defined in the Listing Rules) have any other interests in any business which compete, or is likely to compete, with the business of the Group.

6. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date, other than those transactions which have been entered into between members of the Group and that between the Group and GDH and its subsidiaries (the "GDH Group") (being transactions disclosed or exempt from disclosure under the Listing Rules) and that the Directors are interested therein solely by virtue of their directorship in the Group and/or the GDH Group and/or the Yue Gang Group:

(a) none of the Directors had any interest, direct or indirect, in any assets which have been, since 31st December, 2006, the date to which the latest published audited consolidated financial statements of the Group were made up, acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to, any member of the Group; and

(b) none of the Directors was materially interested in any contract or arrangement which is subsisting as at the Latest Practicable Date and is significant in relation to the business of the Group.

7. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years preceding 8th January, 2007 (being the date of the Announcement) and up to and including the Latest Practicable Date:

(a) the deed of release dated 18th April, 2006 in respect of a debenture dated 1st December, 2004 executed by Cammy (China) Limited as the borrower and the Company as the lender;

(b) the deed of release dated 18th April, 2006 in respect of a share mortgage dated 1st December, 2004 executed by the shareholders of Cammy (China) Limited as mortgagors and the Company as mortgagee;

(c) the share transfer agreement dated 13th September, 2006 entered into between Zhongyue and 中山火炬高技術產業開發區工業開發總公司 (Zhongshan Torch Hi-Tech Development Zone Industrial Development General Company) ("Zhongshan Torch") for the acquisition of 5% interest in Zhongyue Tinplate;

(d) the share transfer agreement dated 13th September, 2006 entered into between Zhongyue and Zhongshan Torch for the acquisition of 5% interest in 中山市山海實業有限公司 (Zhongshan Shan Hai Industrial Co., Ltd);

(e) the Joint Venture Agreement;

(f) the MOU;

(g) the Sale and Purchase Agreement;

(h) the loan agreement dated 27th April, 2006 entered into between the Company and Zhongyue pursuant to which the Company provided a loan of HK$60,000,000 to Zhongyue;

(i) the loan agreement dated 29th December, 2006 entered into between the Company and Zhongyue pursuant to which the Company provided a loan of RMB25,000,000 to Zhongyue;

(j) the loan agreement dated 29th December, 2006 entered into between the Company and Zhongyue Tinplate pursuant to which the Company provided a loan of RMB50,000,000 to Zhongyue Tinplate;

(k) the loan agreement dated 11th April, 2007 entered into between the Company and GDH pursuant to which GDH agreed to provide a loan to the extent of HK$200,000,000 to the Company.

8. EXPERTS

(a) The qualification of the experts who have given opinion or advice which is contained in this circular are as follows:

Name	Qualification
KPMG	Certified Public Accountants
Vigers Appraisal & Consulting Limited	Registered Professional Surveyor
CIMB-GK Securities (HK) Limited	Licensed by the SFC for carrying out Types 1 (dealing in securities), 4 (advising on securities) and 6 (advising on corporate finance) regulated activities under the SFO

(b) As at the Latest Practicable Date, KPMG, Vigers Appraisal & Consulting Limited and CIMB – GK Securities (HK) Limited did not have any shareholding in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did they have any interest, direct or indirect, in any assets which had, since 31st December 2006, being the date to which the latest published audited consolidated financial statements of the Group were made up, been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposal of by or leased to any member of the Group.

(c) KPMG, Vigers Appraisal & Consulting Limited and CIMB – GK Securities (HK) Limited have given and have not withdrawn their written consents to the issue of this circular with the inclusion herein of their letters and references to their names in the form and context in which they appear.

9. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Director were not aware of any material adverse change in the financial or trading positions of the Company since 31st December, 2006, being the date to which the latest published audited consolidated financial statement of the Group were made up.

10. PROCEDURE FOR DEMANDING A POLL

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the AGM) pursuant to the Articles of Association.

According to Article 73 of the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person or by proxy of the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder and Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

11. MISCELLANEOUS

(a) The registered office of the Company is located at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong.

(b) The share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) Mr. Tsang Hon Nam was appointed an executive Director and the financial controller of the Company in February 2004. He is the qualified accountant of the Company. Mr. Tsang graduated from The Chinese University of Hong Kong and holds a Bachelor's degree in Science. He is an associate of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants. Mr. Tsang possesses extensive experience in financial management, audit, corporate finance and corporate governance matters of both listed and unlisted companies.

(d) The secretary of the Company is Ms. Cheung Mo Ching. She was appointed the company secretary of the Company in August 1999. She holds a Bachelor's degree (Honour) in Accountancy from the City University of Hong Kong and a Master of Science degree in Finance from The Chinese University of Hong Kong. She is an associate of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries. She has extensive experience in company secretarial practice, corporate regulatory compliance and corporate governance matters.

(e) The English text of this circular shall prevail over the Chinese text.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of the Company at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong during normal business hours on any weekday, except public holidays, from the date of this circular up to 14th May, 2007:

(a) the memorandum and articles of association of the Company;

(b) the annual reports of the Company for, each of the two financial years ended 31st December, 2006;

(c) the audited financial information of the Group for the year ended 31st December, 2006;

(d) the unaudited pro forma financial information of the Enlarged Group as set out in Appendix II of this circular;

(e) the letter dated 30th April, 2007 from CIMB-GK Securities (HK) Limited to the Independent Board Committee, the text of which is set out on pages 20 to 26 of this circular;

(f) the valuation report by the independent valuer as set out in Appendix III to in this circular;

(g) the material contracts referred to in paragraph 7 of this Appendix IV;

(h) the letters of consents referred to in the paragraph headed "Experts" in this appendix; and

(i) a copy of the circular.

12. 備查文件

以下文件於本通函刊發日期起至二零零七年五月十四日之期間內，於星期一至星期六（公眾假期除外）之一般營業時間內於本公司之辦事處可供查閱，地址為香港皇后大道東24－32號金鐘匯中心22樓：

(a) 本公司之組織章程大綱章程細則；

(b) 本公司截至二零零六年十二月三十一日止兩個財政年度各年之年報；

(c) 本集團截至二零零六年十二月三十一日止年度的經審核財務資料；

(d) 經擴大集團的未經審核備考財務資料（載於本通函附錄二）；

(e) 聯昌國際證券（香港）有限公司日期為二零零七年四月三十日給獨立董事委員會的函件，全文載於本通函第20至26頁；

(f) 本通函附錄三所述之獨立估值師的估值報告；

(g) 本附錄四第7段所述之重大合約；

(h) 本附錄「專家」一段所述的專家同意書；及

(i) 本通函副本。

10. 要求記名表決的程序

以下數段文字列出股東根據公司章程細則於本公司股東大會(包括股東周年大會)提出記名表決的程序。

根據公司章程細則73條,除非(於宣布舉手投票或之前)提出記名表決,否則決議案將由大會以舉手方法表決:

(a) 股東週年大會或任何續會之主席;或

(b) 最少三名親身或委派代表出席並於當時有權在會上投票之股東;或

(c) 任何一名或多名親身出席大會之股東或其委任代表,而由其擁有之投票權須不少於所有有權於大會上投票之股東之總投票權之十分之一;或

(d) 任何一名或多名親身出席大會之股東或其委任代表,而由其持有附有權利可於大會上投票之本公司股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總數之十分之一。

11. 其他事項

(a) 本公司之註冊辦事處位於香港皇后大道東24-32號金鐘匯中心22樓。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心17樓1712－1716室。

(c) 曾翰南先生,於二零零四年二月獲委任為本公司執行董事兼財務總監。他為本公司合資格會計師。曾先生畢業於香港中文大學,持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生對上市公司及非上市公司的財務管理、稽核、企業融資及公司管治均具豐富經驗。

(d) 本公司之公司秘書為張慕貞女士。張女士於一九九九年八月獲本公司委任為公司秘書。彼持有香港城市大學的會計學(榮譽)學士學位及香港中文大學的財務學理學碩士學位。且為英國特許秘書及行政人員公會及香港特許秘書公會之會員。彼對公司秘書實務、遵守企業規管及公司管治具備豐富經驗。

(e) 本通函之中、英文本如有歧義,概以英文本為準。

12. 備查文件

以下文件於本通函刊發日期起至二零零七年五月十四日之期間內，於星期一至星期六（公眾假期除外）之一般營業時間內於本公司之辦事處可供查閱，地址為香港皇后大道東24－32號金鐘匯中心22樓：

(a) 本公司之組織章程大綱章程細則；

(b) 本公司截至二零零六年十二月三十一日止兩個財政年度各年之年報；

(c) 本集團截至二零零六年十二月三十一日止年度的經審核財務資料；

(d) 經擴大集團的未經審核備考財務資料（載於本通函附錄二）；

(e) 聯昌國際證券（香港）有限公司日期為二零零七年四月三十日給獨立董事委員會的函件，全文載於本通函第20至26頁；

(f) 本通函附錄三所述之獨立估值師的估值報告；

(g) 本附錄四第7段所述之重大合約；

(h) 本附錄「專家」一段所述的專家同意書；及

(i) 本通函副本。

10. 要求記名表決的程序

以下數段文字列出股東根據公司章程細則於本公司股東大會(包括股東周年大會)提出記名表決的程序。

根據公司章程細則73條,除非(於宣布舉手投票或之前)提出記名表決,否則決議案將由大會以舉手方法表決:

(a) 股東週年大會或任何續會之主席;或

(b) 最少三名親身或委派代表出席並於當時有權在會上投票之股東;或

(c) 任何一名或多名親身出席大會之股東或其委任代表,而由其擁有之投票權須不少於所有有權於大會上投票之股東之總投票權之十分之一;或

(d) 任何一名或多名親身出席大會之股東或其委任代表,而由其持有附有權利可於大會上投票之本公司股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總數之十分之一。

11. 其他事項

(a) 本公司之註冊辦事處位於香港皇后大道東24-32號金鐘匯中心22樓。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心17 樓1712-1716 室。

(c) 曾翰南先生,於二零零四年二月獲委任為本公司執行董事兼財務總監。他為本公司合資格會計師。曾先生畢業於香港中文大學,持有理學士學位。彼為香港會計師公會會員及特許公認會計師公會資深會員。曾先生對上市公司及非上市公司的財務管理、稽核、企業融資及公司管治均具豐富經驗。

(d) 本公司之公司秘書為張慕貞女士。張女士於一九九九年八月獲本公司委任為公司秘書。彼持有香港城市大學的會計學(榮譽)學士學位及香港中文大學的財務學理學碩士學位。且為英國特許秘書及行政人員公會及香港特許秘書公會之會員。彼對公司秘書實務、遵守企業規管及公司管治具備豐富經驗。

(e) 本通函之中、英文本如有歧義,概以英文本為準。

(i) 本公司與中粵於二零零六年十二月二十九日訂立的貸款協議，據此，本公司向中粵提供一筆人民幣25,000,000之的貸款；

(j) 本公司與中粵馬口鐵於二零零六年十二月二十九日訂立的協議，據此，本公司向中粵馬口鐵提供一筆人民幣50,000,000元的貸款；

(k) 本公司與粵海控股於二零零七年四月十一日訂立的貸款協議，據此，粵海控股向本公司提供一筆不超過200,000,000港元的貸款。

8. 專家

(a) 以下曾提供意見，其意見並載入本通函的專家資歷如下：

名稱	資歷
畢馬威會計師事務所	執業會計師
威格斯評值及顧問有限公司	註冊專業測量師
聯昌國際證券（香港）有限公司	根據證券及期貨條例可進行第一類（證券交易）、第四類（就證券提供意見）及第六類（就企業融資提供意見）受規管活動的持牌法團

(b) 於最後實際可行日期，畢馬威會計師事務所、威格斯評值及顧問有限公司及聯昌國際證券（香港）有限公司並無於本集團擁有任何股權或認購或提名他人認購本集團任何成員證券的權利（不論可否合法執行），亦無任何資產自二零零六年十二月三十一日（即本集團最新近發表的經審核綜合財務報表截算日期）獲本集團任何成員公司收購、出售或租賃，或建議由本集團任何成員公司收購符出售或租賃。

(c) 畢馬威會計師事務所、威格斯評值及顧問有限公司及聯昌國際證券（香港）有限公司已出具書面同意有關其函件載入本通函並以其出現的形式提供及其名稱，且並無撤回其同意。

9. 重大不利轉變

於最後實際可行日期，董事並不知悉本公司自二零零六年十二月三十一日以來（即本集團刊發最新近經審核財務報表的截數日期），其財務或貿易狀況並無重大不利轉變。

6. 董事之其他權益

於最後實際可行日期，除本集團成員公司之間及本集團與粵海控股及其附屬公司（「粵海控股集團」）之間進行之交易（根據上市規則披露或豁免披露之交易），以及董事僅作為本集團及／或粵海控股集團之董事而擁有之權益外：

(a) 概無董事於本集團任何成員公司自二零零六年十二月三十一日（本集團最新近刊發之經審核綜合財務報表之編製日期）以來收購、出售或租賃或擬收購、出售或租賃之任何資產中，直接或間接擁有任何權益；及

(b) 概無董事於最後實際可行日期仍然生效且對本集團之業務屬重大之任何合約或安排中擁有重大權益。

7. 重大合約

以下合約乃於二零零七年一月八日（即該公布日期）前直至及包括最後實際可行日期的兩年內由本集團成員公司訂立（並非在日常業務過程中訂立的合約）：

(a) 於二零零六年四月十八日就一份由Cammy (China) Limited作為借方及本公司作為貸方於二零零四年十二月一日訂立的債權證訂立解除契據；

(b) 於二零零六年四月十八日就一份由Cammy (China) Limited股東作為按揭人及本公司作為承按人於二零零四年十二月一日訂立的股份按揭訂立解除契據；

(c) 中粵與中山火炬高技術產業開發區工業開發總公司（「中山火炬」）於二零零六年九月十三日訂立的股份轉讓協議，以收購中粵馬口鐵5%權益；

(d) 中粵與中山火炬就收購中山市山海實業有限公司5%權益於二零零六年九月十三日訂立的股份轉讓協議；

(e) 合資合同；

(f) 諒解備忘錄；

(g) 買賣協議；

(h) 本公司與中粵於二零零六年四月二十七日簽訂的貸款協議，據此，本公司向中粵提供一筆60,000,000港元的貸款；

除上文所披露者外，於最後實際可行日期，概無任何人士（本公司董事或行政總裁除外）知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第 XV 部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上，或擁有相關股本之任何購股權。

3. 訴訟

於二零零四年，本集團一附屬公司收到一申索，指稱該附屬公司未償還被告一筆應付款項，此法律糾紛由湖南省岳陽市中級人民法院審理，並於二零零五年一月法院判決為我方勝訴。於二零零六年十二月二十九日，此被告於中山市中級人民法院向該附屬公司提出新的申索，申索金額連同違約賠償金為人民幣5,788,000元 (約5,761,000港元)。根據目前資料，本集團認為無需為此申索提取準備。

除上文所披露者外，於最後實際可行日期，本集團各成員公司概無涉及任何重大訴訟或仲裁，而據董事所知，本集團各成員公司亦無任何懸而待決或面臨威脅之重大訴訟或索償。

4. 董事服務合約

董事概無與本集團任何成員公司訂立不可於一年內予以終止而毋須賠償（法定賠償除外）之服務合約。

5. 董事於競爭業務之權益

本公司董事趙雷力先生亦為粵港及粵海控股之董事。本公司董事梁江先生及羅蕃郁先生亦為粵海控股之董事。粵海控股為粵港之全資附屬公司。粵港及其附屬公司（本集團以外）（「粵港集團」）擁有多元化之業務權益，其中包括分銷鮮活食品、物業發展及物業租賃。粵港集團及本集團均從事分銷鮮活食品及物業租賃業務。然而，董事並不認為粵港集團之任何業務直接或間接在任何重大方面與本集團之業務競爭。

除本通函所披露者外，概無董事及彼等之聯繫人士（定義見上市規則）於與本集團業務競爭或可能競爭之任何業務中擁有任何其他權益。

主要股東

於最後實際可行日期，就本公司任何董事或行政總裁所知，以下人士（本公司董事及行政總裁除外）於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何成員公司之股東大會上投票之任何類別股本面值10%或以上，或擁有相關股本之任何購股權：

名稱	實益持有之股份數目	佔所持已發行股本概約百分比	好倉／淡倉
廣東粵港投資控股有限公司（「粵港」）（附註）	536,380,868	59.49%	好倉
粵海控股	536,380,868	59.49%	好倉

*附註：*粵港於本公司之應佔權益乃透過其於粵海控股之100%直接權益持有。

本公司附屬公司名稱	主要股東名稱	佔已發行股本概約百分比	好倉／淡倉
中粵浦項（秦皇島）馬口鐵工業有限公司	株式會社POSCO	24%	好倉
	浦項（中國）投資有限公司	10%	好倉
廣東廣南天美食品發展有限公司（被入稟法院申請清盤）	廣東省食品企業集團公司	45%	好倉
廣南（KK）超級市場有限公司（清盤中）	Halifax Development Company Limited	12.5%	好倉
	紅湖投資有限公司	17.5%	好倉
廣州經濟技術開發區廣之傑倉儲有限公司（清盤中）	廣東省連鎖經營協會	20%	好倉

本公司之購股權

於最後實際可行日期，本公司若干僱員於以下認購本公司股份之權利中擁有權益。每份購股權給予持有人權利可認購一股股份。

類別	購股權授出日期[#] (日/月/年)	購股權數目 於二零零七年一月一日持有 (千份)	購股權數目 於最後可行日期持有 (千份)	購股權行使期* (日/月/年)	期間之購股權數目 已行使 (千份)	期間之購股權數目 已失效 (千份)	期間之購股權數目 已註銷 (千份)	行使購股權時須支付之每股價格 港元
僱員及其他參與者	06/02/04	4,820	4,820	06/05/04至05/05/09	–	–	–	1,582
	09/03/06	6,350	4,850	09/06/06至08/03/16	–	1,500	–	1.660

[#] 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* 倘任何購股權期間的最後一日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

購買股份或債券之安排

除上文「董事於股份、相關股份及債券之權益及淡倉」一節內所述董事持有之購股權外，於最後實際可行日期，本公司或其任何附屬公司、其控股公司或其控股公司之任何附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

(iii) 粵海制革有限公司

董事姓名	所持股份數目（個人權益）	佔所持已發行股本概約百分比
羅蕃郁	70,000	0.013%

附註：根據證券及期貨條例第XV部之定義，金威啤酒集團有限公司及粵海制革有限公司均為本公司之相聯法團。

II. *於有關本公司股份之購股權之好倉*

董事姓名	購股權授出日期#（日/月/年）	購股權數目：於二零零七年一月一日持有（千份）	購股權數目：於最後可行日期持有（千份）	購股權行使期*（日/月/年）	期間之購股權數目：已行使（千份）	期間之購股權數目：已失效（千份）	期間之購股權數目：已註銷（千份）	行使購股權已支付之每股價格港元
梁江	06/02/04	2,000	–	06/05/04至05/05/09	2,000	–	–	1.582
	09/03/06	2,000	2,000	09/06/06至08/03/16	–	–	–	1.660
譚云標	06/02/04	1,500	1,500	06/05/04至05/05/09	–	–	–	1.582
	09/03/06	2,000	2,000	09/06/06至08/03/16	–	–	–	1.660
曾翰南	09/03/06	300	300	09/06/06至08/03/16	–	–	–	1.660
趙雷力	09/03/06	200	200	09/06/06至08/03/16	–	–	–	1.660
羅蕃郁	09/03/06	200	200	09/06/06至08/03/16	–	–	–	1.660
Gerard Joseph McMahon	09/03/06	200	200	09/06/06至08/03/16	–	–	–	1.660
譚惠珠	09/03/06	200	200	09/06/06至08/03/16	–	–	–	1.660
李嘉強	09/03/06	200	200	09/06/06至08/03/16	–	–	–	1.660

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止（以較後者為準）。

* 倘任何購股權期間的最後一日並非香港營業日，行使期將於緊接該日前之一個營業日的營業時間結束時完結。

除上文所披露者及由各董事以信託人身份代本集團持有本公司之附屬公司若干代名人股份外，於最後實際可行日期，本公司董事及行政總裁概無於本公司及其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有任何權益或淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例之該等條文董事或行政總裁被視為或當作擁有之權益或淡倉）知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據標準守則知會本公司及聯交所。

1. 責任聲明

本通函載有符合上市規則所需之詳情，旨在提供有關本集團之資料。董事願共同及個別對本通函所載資料之準確性承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載內容產生誤導。

2. 權益披露

董事於股份、相關股份及債券之權益及淡倉

於最後實際可行日期，本公司董事及行政總裁於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份或債券中擁有如下權益及淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部（包括根據該等證券及期貨條例條文本公司董事或行政總裁被視為或當作擁有之權益或淡倉）知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則所載上市公司董事進行證券交易之標準守則（「標準守則」）知會本公司及聯交所：

I. *於普通股之好倉*

(i) 本公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
梁江	2,230,000	0.247%

(ii) 金威啤酒集團有限公司

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
羅蕃郁	70,000	0.005%

我們謹此證明不論現時或將來並無對所報告的生產設施有任何利益。

此致

香港
皇后大道東28號
金鐘匯中心22樓
廣南(集團)有限公司
列位董事 台照

代表
威格斯資產評估顧問有限公司

何繼光
註冊專業測量師
MRICS MHKIS MSc(e-com)
執行董事

Maximo I.Montes Jr.
專業機械工程師
PME BSME
執行董事
廠房及機器評值

謹上

二零零七年四月三十日

附註： 何繼光特許測量師，MRICS，MHKIS，MSc(e-com)，於香港及中國物業估值方面擁有逾十年經驗。

Maximo I.Montes Jr.乃專業機械工程師，於工業廠房估值擁有三十六年經驗，他在香港、中國及亞太區廠房、機器及設備估值擁有二十六年經驗。

未來地點

據知，生產設施將拆件及在中華人民共和國（「中國」）河北省秦皇島市秦皇島經濟技術開發區東區北京東路以北部分的新廠房重新安裝，預計將於二零零七年中開始。

技術協助

根據我們獲提供的資料，技術協助將包括以下範圍：

- 操作
- 機械保養
- 電機保養

保養人員將包括在現時地點操作生產設施具有豐富經驗的工程師及熟練技工。根據現時同一批人員十八(18)人正操作及保養生產設施，而總人員-月數估計為四十六(46)個月，相信對有關生產設施的種類和複雜程度為合理。他們的工作範圍一般將包括監督安裝（機電）、試車（冷試和熱試）、編程及為安裝和操作生產設施的其他相關服務。這些人員將在安裝試行運作期間全職駐於中國的新廠房。

技術協助的建成本將包括技術人員薪金及其機票、簽證、保險及逗留中國期間探望親友的費用，亦包括在南韓一段為期一(1)個月時間訓練十二(12)名中國工程師及技工的費用，包括提供安全設備、翻譯和住宿。

結論

根據我們獲提供的資料，我們認為有關生產設施的安裝及試車的技術協助費用合理地定為5,000,000港元（五百萬港元），細分如下：

	港元
POSCO技術協助	4,517,000
於南韓訓練工程師及技工	503,000
合計	5,020,000
概約為	5,000,000

2. 顧問及培訓服務的估值報告

威格斯資產評估顧問有限公司
國際資產評估顧問

VIGERS
威格斯

香港
九龍
觀塘
觀塘道398號
嘉域大厦
10樓

敬啟者：

我們按照　閣下指示，就POSCO對安裝及經營電鍍馬口鐵生產綫、剪切生產綫及輔助設備（合稱為「生產設施」）向合資公司提供顧問服務及培訓服務（「技術協助」）的價值提供意見，我們確認已就這方面作出有關查詢及取得必需資料。

生產設施

技術協助提供的生產設施包括：

- 一(1)條電鍍馬口鐵生產產綫：年產能250,000、速度為450米／分鐘、厚度由0.10－0.60毫米、片濶508－1,220毫米。

- 三(3)條剪切生產綫：速度為230及150米／分鐘、厚度由0.18－0.60毫米、片濶508－1,016毫米。

- 輔助設備：包括電機、PCL及品質控製設備。

現時地點

生產設施現位於南韓1 Geodong-dong, Nam-gu, Pohang, Gyeongbuk 790－785 POSCO的生產設施裝設及運作。

我們並無就可用或已收取的任何補貼作出扣減，亦無就任何根據融資協議所欠負的尚未償還款項作出調整。

我們的調查受制於目測及對生產設施進行評值，且不會就該公司作為一個完全業務實體的價值達致任何結論。

估值意見

根據前文討論，我們認為於二零零七年一月三十一日，生產設施（在原地）以其預計用途的市值，以157,751,000港元（一億五千七百七十五萬一千元正）公允的價值，現細分如下：

	市值（原地）
	港元
機器及設備	146,011,000
零件	11,740,000
合計	157,751,000

我們謹此證明不論現時或將來並無於　貴公司或對所報告的生產設施有任何利益。

此致

香港
皇后大道東28號
金鐘匯中心22樓
廣南（集團）有限公司
列位董事　台照

代表
威格斯資產評估顧問有限公司

何繼光
註冊專業測量師
MRICS MHKIS MSc(e-com)
執行董事

Maximo I.Montes Jr.
專業機械工程師
PME BSME
執行董事
廠房及機器評值

謹上

二零零七年四月三十日

附註： 何繼光特許測量師，MRICS，MHKIS，MSc(e-com)，於香港及中國物業估值方面擁有逾十年經驗。

Maximo I.Montes Jr.乃專業機械工程師，於工業廠房估值擁有三十六年經驗，他在香港、中國及亞太區廠房、機器及設備估值擁有二十六年經驗。

估值方法

在達致我們的估值意見時，我們考慮到兩個一般獲香港測量師學會（「香港測量師學會」）確認及根據國際估值標準接納方法，即：

成本法—考慮按照同類資產現行市價評估生產或置換為新造資產的成本，計及狀況、使用度、機齡、損耗或過時程度的累計折舊，並考慮過去及現在的保養政策及重新建設歷史。這方法以應用於並無已知確定的二手市場比較資料為最佳。

實際折舊是由於操作損耗及面對大自然的實際變質以致價值損失。機齡和使用損耗變質是影響外在條件的主因。破壞及磨損因素影響設備的運行要比時間因素大。使用是估計實際變質的最佳指標。

市場數據或比較銷售法—考慮就同類資產最近支付的價格，按指標市場價格調整以反映評值資產與市場比較數據的狀況及使用程度。有確定二手市場的資產最好使用這方法。

由於與生產設施類似的複雜廠房設施鮮有市場交易，並非常困難確定有直接的二手市場可資比較的例子，故運用成本法達致市場價值的意見。成本法毋需有已知市場可資比較例子亦可合理指出資產的價值。

調查範圍及考慮因素

在達致我們的估值意見前，我們曾親身進行實地存貨及生產設施的考察。調查市場狀況、與人員會面及檢查向我們提供的文件和規格。

在我們的考察中，我們觀察生產設施。任何遞延保養、實質損耗、運作毛病、欠缺使用，或任何可觀察狀況使受評值資產與同類新造資產的分別已記下及作為我們達致估值的判斷。

在達致市值意見，我們假設生產設施將持續以其設計和建造目的使用。

我們亦考慮到根據所觀察狀況及與同類新造機器的目前和未來可用程度給予累計折舊。

我們很大程度上依賴一些向我們提供的資料如記錄、表列及規格等。我們並無調查所評值的生產設施所有權或負債，亦不會對此承擔責任。

電鍍馬口鐵生產綫使用鐵錫技術由錫磨黑鐵皮生產馬口鐵。馬口鐵是經光量度、冷還原、低碳的鋼片或條，兩面鍍上商業純錫。生產的基本步驟涉及拉直、焊接錫磨黑鐵皮形成連續長條、清洗、電鍍、上油及卷片割為大片。

生產綫的技術詳情如下：

電鍍馬口鐵生產綫

產品	：	馬口鐵片卷
生產速度	：	年產250,000噸
速度	：	450米／分鐘
厚度	：	0.10－0.60毫米
片濶	：	508－1220毫米
重量	：	28噸
電動機規格	：	440伏，60赫斯
生產國	：	日本、韓國、德國（焊接）、法國（張力電平器）、美國（靜電上油機）、挪威（電磁加熱器）

1號剪切生產綫

產品	：	馬口鐵片
速度	：	230米／分鐘
厚度	：	0.18－0.60毫米
片濶	：	508－1016毫米
重量	：	22噸
電動機規格	：	440伏，60赫斯
生產國	：	Littell、美國

2號及3號剪切生產綫

產品	：	馬口鐵片、馬口鐵卷
速度	：	150米／分鐘
厚度	：	0.18－0.60毫米
片濶	：	508－1016毫米
重量	：	22噸
電動機規格	：	440伏，60赫斯
生產國	：	Littell、美國

生產設施於POSCO位於南韓1 Geodong-dong, Nam-gu, Pohang, Gyeongbuk 790－785的生產設施檢驗過。

於我們檢驗時，生產設施外觀上整體運作良好。我們認為它發揮其設計、建造及興建的功能。可見有良好的預防性維護時間表。生產設施定期進行保養。

1. 生產設施的估值報告

威格斯資產評估顧問有限公司
國際資產評估顧問

VIGERS
威格斯

香港
九龍
觀塘
觀塘道398號
嘉域大廈
10樓

敬啟者：

我們按照 閣下給我們的指示並向我們展示，現時由POSCO擁有並將合資公司(「該公司」)收購的若干物業(包括廠房及設備)(合稱為「生產設施」)進行估值。我們確認已進行考察、作出相關查詢及取得我們認為對向 閣下提供有關生產設施於二零零七年一月三十一日的市值的意見所必需的資料。

估值基準

我們以市值為基準為生產設施估值，而市值的定義是一項物業經過適當推銷後於估值日期由一自願買方及一自願賣方按公平原則磋定的估計交易金額，而雙方均在知情、審慎及自願情況下交易。

所評值資產

此項被值評的資產(如我們獲提供的一覽表所示)由一組機器及設備和零件所組成。機器及設備包括一條電鍍馬口鐵生產綫、三(3)條切割生產綫及測試設備。主要生產機器包括卷車、焊機、展卷機、電平儀、收緊滾筒、轉向滾筒、剪切、打卷台、洗刷滾筒、電磁加熱器、熱風吹乾機、馬弗爐、清洗箱、靜電甘油器、運送帶、水力系統、電力系統、工序控制系統及其他。測試機器包括錫／鉻層厚度計、親水平衡器及紫外光／可見光分光儀。零件包括滾筒、印刷綫路板、直流電源、倒相器、水力閥、空氣電動機、計時帶、氣閥、驅動軸接、斷路器、滾珠承軸等。

本行的工作並不構成根據香港會計師公司會發出的香港審核準則或香港審閱聘用準則的審核或審閱，因此，本行並不就未經審核的備考財務資料作出任何審核或審閱保證。

本行計劃及進行工作以取得本行認為必需的資料和說明，可讓本行有足夠憑證作出合理保證備考財務資料已由　貴公司董事按上述基礎妥為編製，而該基礎與　貴集團會計政策一致，則就根據上市規則4.29(1)段所披露的未經審核備考財務資料而言，該等調整乃屬適當。

未經審核備考財務資料乃根據　貴公司董事判斷和假設編製，只作說明之用，並由於其假設性質會保證顯示未來會發生任何事件，及不會作為　貴集團於二零零六年十二月三十一日或任何未來日期的財務狀況指標。

意見

本行認為：

(a)　貴公司董事已經根據所載的基礎適當地編製未經審核的備考財務資料。

(b)　該等基礎與　貴公司的會計政策一致；以及

(c)　就根據上市規則4.29(1)段所披露的未經審核備考財務資料而言，所作調整乃屬適當。

此致

廣南(集團)有限公司
董事會　台照

畢馬威會計師事務所
執業會計師
香港
謹上

二零零七年四月三十日

2. 資產及負債未經審核備考財務報表安慰函

KPMG

香港中環
遮打道10號
太子大廈8樓

敬啟者：

本行就　貴公司及其附屬公司(「貴集團」)於二零零七年四月三十日，由　貴公司董事編製純粹為説明成立合資公司及收購生產設施及提供顧問及培訓服務如何會影響所呈列的財務報表而提供資料的通函(「該通函」)第75頁至76頁所載的未經審核備考財務資料而作出報告。備考財務資料的編製方式載於該通函第76頁。

責任

貴公司董事對按照香港聯合交易所證券上市規則(「上市規則」)第4.29段及參考香港會計師公會(「香港會計師公會」)發出的會計指引7號「編製備考財務資料以載入投資通函」編製未經審核備考財務資料負全責。

根據上市規則第4.29段的規定，本行的責任是就未經審核備考財務資料發表意見，並向閣下報告本行的意見。本行對因編製未經審核備考財務資料而應用的其他本行曾發表報告的任何財務資料，不會承擔於該報告日對報告對像已有的責任以外的任何責任。

意見的基礎

本行按照香港會計師公會發出的香港投資通函報告聘用準則(「聘用準則」)300號「有關投資函的備考財務資料的會計師報告」。本行的工作範圍主要包括對未經調整的財務資料與原始文件進行比較。考慮作出調整的憑證，以及與　貴公司董事討論未經審核的備考財務資料。

	貴集團 *千港元* *附註1*	備考調整 *千港元* *附註2*	小計 *千港元* *附註4*	備考調整 *千港元* *附註3*	經擴大集團 *千港元* *附註5*
流動資產淨值	144,383		223,943		82,303
總資產減流動負債	1,132,598		1,212,158		1,211,667
非流動負債					
遞延税項負債	21,687		21,687		21,687
資產淨值	1,110,911		1,190,471		1,189,980
資本及儲備					
股本	450,792		450,792		450,792
儲備	622,477		622,477	(491)	621,986
本公司股權持有人					
應佔權益總額	1,073,269		1,073,269		1,072,778
少數股東權益	37,642	79,560	117,202		117,202
權益總額	1,110,911		1,190,471		1,189,980

附註：

1. 金額摘自 貴集團二零零六年年報(載於本通函附錄一)。

2. 調整指POSCO及浦項中國出資至合資公司的註冊資本10,200,000美元(相等於約79,560,000港元)。

3. 調整指合資公司收購的生產設施及合資公司向POSCO支付顧問及培訓服務的款項。

4. 金額指成立合資公司後對經擴大集團的資產及負債的財務影響。

5. 金額指成立合資公司及收購生產設施及提供顧問及培訓服務後對經擴大集團的資產及負債的財務影響。

6. 港元兑美元的兑換價按滙率1.00美元兑7.8港元。

1. 經擴大集團的未經審核備考財務資料

隨附的經擴大集團的資產及負債未經審核備考報表為呈列(1)成立合資公司及(2)收購生產設施及提供顧問及培訓服務對　貴集團的財務狀況的影響，猶如交易已於二零零六年十二月三十一日已發生。

下列經擴大集團的資產及負債未經審核備考報表乃按摘自　貴集團二零零六年年報　貴集團於二零零六年十二月三十一日的經審核綜合資產負債表，並對成立合資公司及收購生產設施及提供顧問及培訓服務後作出若干備考調整而編製。由於只供呈列用途，本報表不能呈列實際(1)成立合資公司及(2)收購生產設施及提供顧問及培訓服務後經擴大集團的資產及負債。

	貴集團	**備考調整**	**小計**	**備考調整**	**經擴大集團**
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
	附註1	*附註2*	*附註4*	*附註3*	*附註5*
非流動資產					
固定資產					
—投資物業	235,651		235,651		235,651
—其他物業、廠房及設備	512,275		512,275	141,149	653,424
—以經營租賃持有自用的租賃土地權益	57,855		57,855		57,855
	805,781		805,781		946,930
佔聯營公司權益	182,434		182,434		182,434
	988,215		988,215		1,129,364
流動資產					
交易證券	3,153		3,153		3,153
存貨	115,478		115,478		115,478
業務及其他應收款項	274,706		274,706		274,706
現金及現金等價物	157,737	79,560	237,297	(141,640)	95,657
	551,074		630,634		488,994
流動負債					
以應收票據作抵押的銀行借款	81,557		81,557		81,557
業務及其他應付款項	306,377		306,377		306,377
本期税項	18,757		18,757		18,757
	406,691		406,691		406,691

37. 清盤中的公司清單

正進行或已入稟法院申請清盤的公司的詳情如下：

公司名稱	主要國家／經營地點	所持股份類別	已發行及繳足股本／註冊股本	已發行股本／註冊股本的面值比例 本公司	附屬公司
廣南(KK)超級市場有限公司*	香港	普通股	20,000,000港元	—	70%
廣東廣南天美食品發展有限公司#	中國	不適用	人民幣34,820,000元	—	55%

*　於二零零一年六月開始清盤的公司。

#　於中國成立的中外合資企業，並於二零零一年七月被入稟法院申請清盤。

38. 聯營公司清單

於二零零六年十二月三十一日的聯營公司的詳情如下：

聯營公司名稱	主要國家／經營地點	所持股份類別	已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
黃龍食品工業有限公司*	中國	不適用	40%	—	加工及銷售玉米食品及飼料產品
中山寶利食品有限公司*	中國	不適用	30%	—	罐頭食品加工

*　於中國成立的中外合資企業

本集團正評估此等修訂、新準則及新註釋在首次採用的期間產生的影響。迄今為止集團的結論為採納上述者不會對本公司的營運業績和財務狀況構成重大影響。

此外，以下發展可能對財務報表產生新的或者修訂的披露：

		將於以下日期或之後開始的會計期間生效
香港財務報告準則第7號	金融工具：披露	二零零七年一月一日
香港會計準則第1號（修訂）	財務報表的呈列：資本披露	二零零七年一月一日

36. 附屬公司清單

於二零零六年十二月三十一日的附屬公司（主要影響本集團的業績、資產及負債）的詳情如下：

附屬公司名稱	主要國家／經營地點	所持股份類別	已發行及繳足股本／註冊股本	已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
東莞金皇食品有限公司'	中國	不適用	人民幣40,000,000元	—	100%	租賃
Gain First Investments Limited	英屬處女群島／香港	普通股	1美元	100%	—	投資控股
廣南鮮活食品有限公司	香港	普通股	1,000,000港元	100%	—	鮮活食品代理
廣南超市發展有限公司	香港	普通股	135,742,220港元	100%	—	投資控股
廣南貿易發展有限公司	香港	普通股	73,916,728港元	100%	—	食品貿易
金皇食品投資有限公司	英屬處女群島／香港	普通股	1,000,000港元	100%	—	投資控股
金皇食品投資有限公司	香港	普通股	1,000,000港元	—	100%	投資控股
中尊材料有限公司	香港	普通股 無投票權遞延股	10港元 230,000,000港元	— —	100% —	經銷用於生產馬口鐵產品的原材料
中山市山海實業有限公司*	中國	不適用	人民幣45,600,000元	—	95%	物業發展及租賃
中山中尊馬口鐵工業有限公司*	中國	不適用	41,906,200美元	—	95%	生產及銷售馬口鐵產品

* 於中國成立的中外合資企業

' 於中國成立的外商獨資企業

33. 期後事項

(i) 於二零零六年九月十三日,本集團與一少數股東簽訂協議以499,000美元(相等於3,892,000港元)分別向其收購中粵馬口鐵及中山市山海實業有限公司(「山海」)的5%股權及應付股息。收購於二零零七年一月四日完成,中粵馬口鐵及山海隨後成為本集團全資附屬公司。

(ii) 於二零零六年十二月二十一日,本集團與株式會社POSCO(「POSCO」)及浦項(中國)投資有限公司(「浦項中國」)訂立有關成立一間合資公司於中國河北省秦皇島作生產及銷售馬口鐵產品的合資合同。該合資公司—中粵浦項(秦皇島)馬口鐵工業有限公司為一間外商合資公司,於二零零七年二月十六日根據中國法律成立,按合資合同條款,本公司間接擁有其66%股權,而POSCO及浦項中國擁有其34%股權,其總註冊資本為30,000,000美元(相等於234,000,000港元)。於二零零七年三月十五日,本集團與POSCO就有關向收購POSCO某些生產設施連同POSCO提供顧問及培訓服務訂立一買賣合同。購買該生產設施作價約為17,605,000美元(相等於137,319,000港元)。

(iii) 於二零零七年三月十六日,第十屆全國人民代表大會第五次會議通過中華人民共和國企業所得稅法(「新稅法」),自二零零八年一月一日起施行。中山市國家稅務局於二零零六年五月三十日為授予本集團一間附屬公司高新技術企業的地位給予延期,為期兩年,其現時有效所得稅率為10.8%。根據新稅法,某些高新技術企業將可繼續有權享有寬減稅率。但有關優惠稅務政策的執行法則詳情(例如在新稅法下,納稅人如何取得高新技術企業的資格)仍未對外公開。因此,本集團未能根據新稅法評估如何有資格成為一間高新技術企業,因而不能估計新稅法對其遞延稅項資產及負債預期的財務影響。預期新稅法的財務影響(如有)會於本集團二零零七年財務報表反映。新稅法的制定並不預計在資產負債表內就有關應付本期稅項的預提金額有任何財務影響。

34. 訴訟

於二零零四年五月,一中國第三方向本集團一附屬公司提出申索,宣稱附屬公司尚未償還其欠款。就此,岳陽市中級人民法院頒令凍結該附屬公司4,700,000港元銀行存款。

根據二零零四年十二月十二日,岳陽市中級人民法院發出一項判決,該附屬公司被令需支付賠償金及堂費,金額分別為人民幣4,934,000元及人民幣40,000元。該附屬公司向湖南省高級人民法對該判決提出上訴。於二零零五年一月三十一日,岳陽市中級人民法院的該項判決被成功撤銷,而該凍結的4,700,000港元的銀行存款亦相應地被解凍。

於二零零六年,該中國第三方向中山市中級人民法院提出新的申索,於二零零六年十二月三十一日法院訴訟程序尚未展開。於二零零六年該申索金額為人民幣5,788,000元。

董事對有關申索的性質進行評估及認為不需要於財務報表內提取撥備。

35. 已頒佈但尚未於二零零六年十二月三十一日止年度生效之修訂、新準則及詮釋可能構成的影響

直至本財務報表發出當日,香港會計師公會頒佈了多項於截至二零零六年十二月三十一日止年度尚未生效的修訂、新準則和詮釋,而本集團並未於本財務報表內採納。

董事已考慮關連方關係所影響的潛在交易，企業的價格策略、購買及審批程序及了解在財務報表內交易的潛在影響所需要的資料，並認為沒有其他的交易需披露為關連交易。

(c) 主要管理人員的酬金

主要管理人員（包括在附註7披露支付本公司董事的金額）的酬金如下：

	二零零六年	二零零五年
	千港元	*千港元*
短期僱員福利	4,019	2,653
離職福利	549	428
股份報酬福利	1,251	—
	5,819	3,081

總酬金包括在「員工成本」*（見附註5(b)）*。

30. 退休福利計劃

本集團根據香港強制性公積金計劃條例，為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃（「強積金計劃」）。強積金計劃的資產與本集團的資產分開持有，並由一名獨立受託人管理。根據強積金計劃，本集團及其僱員各自須按僱員的有關收入的5%向計劃作出供款，而供款以每月有關收入20,000港元為上限（「上限」）。超出上限的款額乃為僱主及僱員作為強積金計劃的自願供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團派駐香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至二零零六年十二月三十一日止年度，計入損益表的本集團退休金費用為1,480,000港元（二零零五年：1,464,000港元）。本年度退還的沒收供款為139,000港元（二零零五年：126,000港元）。

31. 主要會計估計及判斷

資產減值

於每個資產負債表日本公司會審閱來自內部及外部的資料去評估是否有資產可能有降值的跡象。假如此跡象存在，此資產的可收回金額會作出估計。事實及情況的改變會令是否減值跡象的存在的結論作出修改及可收回金額的估計金額作出修改，此會影響將來年度的損益。

32. 直接母公司及最終控股公司

董事認為於二零零六年十二月三十一日的直接母公司及最終控股公司分別是粵海控股集團有限公司及廣東粵港投資控股有限公司。粵海控股集團有限公司於香港成立，而廣東粵港投資控股有限公司於中國成立。兩間實體並不提供財務報告供公眾使用。

29. 重大關連交易

附此財務報表的其他地方所披露的關連交易及結餘外，本集團進行以下的關連交易：

(a) 與廣東粵港投資控股有限公司及其聯繫公司（「粵港集團」）及本公司的聯營公司的交易

於本年度，依董事認為對本集團與粵港集團及本公司的聯營公司而言屬重大的關連交易如下：

	附註	二零零六年 千港元	二零零五年 千港元
銷售貨品予關連公司	*(ii)*	—	2,749
從關連公司採購貨品	*(ii)*	1,092	955
支付直接控股公司管理、稅務及保養費		289	411
提供水電及租賃予一間同母系附屬公司		3,482	3,606
支付代理費予一間關連公司		—	314

附註：

(i) 於十二月三十一日與關連人士的結餘包括在資產負債表應收／應付有關人士的款項內。該等結餘乃免息及無固定還款期。

(ii) 銷售／採購貨品的關連公司包括聯營公司。

(b) 與中國其他國有企業的交易

本集團為國有企業及現時在與中國政府直接或間接控制的企業所支配（「國有企業」）（通過其政府機關、機構、附屬及其他組織）的經濟體制中營運。

除以上披露的交易外，本集團亦與其他國有企業進行包括但不限於以下的業務活動：

— 銷售及採購商品和輔助原料；

— 提供及接受勞務；

— 資產租賃；

— 購入物業、廠房及設備；及

— 籌借資金。

本集團在日常業務過程中進行此等交易，此等交易的條款可比得上其他非國有企業交易的條款。本集團對採購及銷售商品和服務已制定其購買、價格策略及審批程序。此購買、價格策略及審批程序並不取決於對方是否國有企業。

本公司

	二零零六年		二零零五年	
	實際利率	一年或以下	實際利率	一年或以下
		千港元		千港元
於到期前重新定價的資產的重新定價日期				
現金及現金等價物	4.49%	10,747	2.57%	12,294

(c) 外幣風險

本集團所涉及的外幣風險為採購所用的貨幣並非與業務有關的功能貨幣。引致此風險的貨幣為美元。管理層認為此風險並不重大。

(d) 公允價值

所有金融工具的賬面值均與其於二零零五年及二零零六年十二月三十一日的公允價值不會有重大差異。

28. 承擔

(a) 於二零零六年十二月三十一日，未償付而又未在財務報表內提撥準備的資本承擔如下：

	本集團	
	二零零六年	二零零五年
	千港元	千港元
已訂約	3,463	131,433
已授權但未訂約	9,748	168,005
	13,211	299,438

除上述外，本集團與一獨立第三方就成立一間附屬公司訂立一合資合同。根據合資合同，本集團需注入該附屬公司19,800,000美元（相等於154,440,000港元），即佔總註冊資本66%。進一步詳情載於附註33(ii)。

(b) 於二零零六年十二月三十一日，根據不可解除的經營物業租賃在日後應付的最低租賃款項總數如下：

	本集團	
	二零零六年	二零零五年
	千港元	千港元
一年內	637	697
一年後但五年內	145	385
	782	1,082

本集團根據經營租賃租用多項物業。租賃初步為期一至三年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於二零零六年十二月三十一日，本公司已承諾提供6,489,000港元（二零零五年：6,489,000港元）資金予本集團一間聯營公司。

26. 綜合現金流量表附註

主要非現金交易

年內，多年未償還負債合共4,198,000港元（二零零五年：42,740,000港元）已回撥（見附註3）。

27. 金融工具

信用、利息及貨幣風險在本集團一般業務過程中出現。該等風險受下文所述本集團的財務管理政策及常規所限制。

(a) 信用風險

本集團的信用風險主要來自業務及其他應收款。管理層訂有信貸政策，而該等信用風險會持續監察。

有關業務應收款及應收票據（主要與馬口鐵業務有關），本集團會對所有要求超過若干金額信貸的客戶進行信貸評估。業務應收款從賬單日期起30日內到期，而從客戶收取由銀行簽發的應收票據到期日通常為3至6個月。結餘到期超過1個月的債務人須全數償付未償還結餘後，方會獲授任何其他信貸。一般而言，本集團不會向其客戶收取抵押品。

於結算日，本集團有一定程度集中的信用風險，其中5.6%（二零零五年：8.3%）及21.3%（二零零五年：26.0%）分別為由本集團馬口鐵業務最大的債務人及五名最大債務人所佔的業務應收賬項及應收票據總額。

信用風險涉及最高的金額為每個金融資產在資產負債表的賬面值。本集團不提供任何令本集團涉及信用風險的擔保。

(b) 利率風險

實際利率及重新定價的分析

有關賺取收入的金融資產及附息的金融負債，下表顯示其於資產負債表日的實際利率，以及其重新定價的期間或到期日（若為較早者）。

本集團

	二零零六年		二零零五年	
	實際利率	一年或以下 *千港元*	實際利率	一年或以下 *千港元*
於到期前重新定價的資產的重新定價日期				
現金及現金等價物	1.92%	157,737	1.83%	96,871
於到期前不會重新定價的負債的到期日				
以應收票據作抵押的銀行借款	3.24%	(81,557)	3.24%	(26,991)

批准，全數的股份溢價賬約1,747,098,000港元及資本贖回儲備約971,000港元，連同資本儲備的總額約48,157,000港元用以撇銷相同金額的累計虧損，並於二零零五年十二月八日生效。

除此以外，於二零零五年十二月八日，本公司的法定股本從1,500,000,000港元（15,000,000,000普通股每股面值0.10港元）減至750,000,000港元（15,000,000,000普通股每股面值0.05港元）（「拆細股份」）。通過取消9,015,832,859已發行普通股每股0.05港元繳足股本，此股本沖減便生效。從股本沖減所產生的貸方金額，當中總金額約343,352,000港元用作撇銷累計虧損的餘數，而餘下的貸方金額約107,440,000港元轉到一特別資本儲備賬。

構成資本重組的一部份，每10股已發行及未發行拆細股份合併為1新股每股面值0.50港元。股份合併於二零零五年十二月十九日生效。

(d) 儲備性質及用途

(i) 股份溢利及資本贖回儲備

股份溢價及資本贖回儲備的運用分別受香港《公司條例》第48B及49H條的規管。全數金額已在資本重組時撇銷。

(ii) 資本儲備

資本儲備於一九九七年本公司發行認股證時產生的。發行認股證所得款淨額在此資本儲備記錄。所有認股證已在行使期間行使或在一九九八年失效。動用此資本儲備並不受任何條件或限制所限。

作為資本重組的部份，此金額已撇銷累計虧損相同的金額。

(iii) 特別資本儲備

特別資本儲備在資本重組（附註25(c)）時產生的。有關把貸方金額轉到此儲備，本公司向法院作出承諾，條件為除非及直到達成某些條款，否則此儲備不能作變現溢利及不可派發。

(iv) 資本儲備—購股權

資本儲備—購股權為授予本公司員工按實際或估計未行使購股權的數目的公允價值，採用根據會計政策附註1(o)(ii)以股份為基礎的支出而確認的。

(v) 滙兑儲備

滙兑儲備包括所有由換算香港以外外國業務的財務報表所產生的滙兑差異。此儲備按載於附註1(s)的會計政策處理。

(vi) 其他儲備為中國成立的實體的法定儲備。

(e) 可派發的儲備

於二零零六年十二月三十一日，可供派發予本公司股權持有人的儲備總金額為43,774,000港元（二零零五：52,204,000港元）。

(b) 本公司

	附註	股本 千港元	股份溢價 千港元	資本 贖回儲備 千港元	資本儲備 千港元	特別 資本儲備 千港元	(累計 虧損)／ 保留溢利 千港元	權益總額 千港元
於二零零五年一月一日		901,583	1,747,098	971	48,157	—	(2,111,278)	586,531
資本重組的撤銷	25(c)	(450,791)	(1,747,098)	(971)	(48,157)	107,440	2,139,577	—
本年溢利		—	—	—	—	—	71,004	71,004
於二零零五年十二月三十一日		450,792	—	—	—	107,440	99,303	657,535
於二零零六年一月一日		450,792	—	—	—	107,440	99,303	657,535
轉往保留溢利		—	—	—	(50)	—	50	—
已宣派與本年有關之股息		—	—	—	—	—	(27,048)	(27,048)
股權結算以股份為基礎的交易		—	—	—	3,426	—	—	3,426
本年溢利		—	—	—	—	—	19,769	19,769
於二零零六年十二月三十一日		450,792	—	—	3,376	107,440	92,074	653,682

(c) 股本

	二零零六年 股份數目 (千股)	二零零六年 千港元	二零零五年 股份數目 (千股)	二零零五年 千港元
法定股本:				
於一月一日，每股面值0.1港元的普通股	3,000,000	1,500,000	15,000,000	1,500,000
每股面值從0.1港元減至0.05港元	—	—	—	(750,000)
增加普通股本每股面值0.05港元	—	—	15,000,000	750,000
每十股每股面值0.05港元合併為一股每股面值0.50港元	—	—	(27,000,000)	—
於十二月三十一日	3,000,000	1,500,000	3,000,000	1,500,000
已發行及繳足股本:				
於一月一日	901,583	450,792	9,015,833	901,583
每股面值從0.1港元減至0.05港元	—	—	—	(450,791)
每十股每股面值0.05港元合併為一股每股面值0.50港元	—	—	(8,114,250)	—
於十二月三十一日	901,583	450,792	901,583	450,792

本公司資本重組(「資本重組」)於二零零五年十二月十九日完成。根據本公司於二零零五年八月十二日股東特別大會通過的特別決議及於二零零五年十二月七日經香港高院

25. 股本及儲備

(a) 本集團

		歸屬本公司股權持有人										
	附註	股本 千港元	股份溢價 千港元	資本贖回儲備 千港元	資本儲備 千港元	匯兌儲備 千港元	特別資本儲備 千港元	其他儲備 千港元	(累計虧損)／保留溢利 千港元	總額 千港元	少數股東權益 千港元	權益總額 千港元
於二零零五年一月一日		901,583	1,747,098	971	48,814	(948)	—	1,450	(1,938,053)	760,915	24,786	785,701
換算產生的匯兌差額:												
— 海外附屬公司及聯營公司的財務報表		—	—	—	—	13,246	—	—	—	13,246	537	13,783
轉往法定儲備		—	—	—	—	—	—	1,333	(1,333)	—	—	—
已宣派予少數股東股息		—	—	—	—	—	—	—	—	—	(2,232)	(2,232)
少數股東出資		—	—	—	—	—	—	—	—	—	2,207	2,207
一間附屬公司清盤變現的儲備		—	—	—	—	(38)	—	—	—	(38)	—	(38)
資本重組的撇銷	25(c)	(450,791)	(1,747,098)	(971)	(48,157)	—	107,440	—	2,139,577	—	—	—
本年溢利		—	—	—	—	—	—	—	175,759	175,759	4,036	179,795
於二零零五年十二月三十一日		450,792	—	—	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216

	歸屬本公司股權持有人											
	股本 千港元	股份溢價 千港元	資本儲備—購股權 千港元	資本贖回儲備 千港元	資本儲備 千港元	匯兌儲備 千港元	特別資本儲備 千港元	其他儲備 千港元	保留溢利 千港元	總額 千港元	少數股東權益 千港元	權益總額 千港元
於二零零六年一月一日	450,792	—	—	—	657	12,260	107,440	2,783	375,950	949,882	29,334	979,216
換算產生的兌差額:												
— 海外附屬公司及聯營公司的財務報表	—	—	—	—	—	25,689	—	—	—	25,689	945	26,634
轉往法定儲備	—	—	—	—	—	—	—	740	(740)	—	—	—
已宣派予少數股東股息	—	—	—	—	—	—	—	—	—	—	(1,421)	(1,421)
少數股東出資	—	—	—	—	—	—	—	—	—	—	3,310	3,310
授予購股權	—	—	3,426	—	—	—	—	—	—	3,426	—	3,426
年內購股權失效	—	—	(50)	—	—	—	—	—	50	—	—	—
已宣派與本年有關之股息	—	—	—	—	—	—	—	—	(27,048)	(27,048)	—	(27,048)
本年溢利	—	—	—	—	—	—	—	—	121,320	121,320	5,474	126,794
於二零零六年十二月三十一日	450,792	—	3,376	—	657	37,949	107,440	3,523	469,532	1,073,269	37,642	1,110,911

包括在截至二零零六年十二月三十一日保留溢利的數字內有2,374,000港元(二零零五年:7,958,000港元)為歸屬予聯營公司的累計虧損。

(b) 購股權的數目及加權平均行使價格如下：

	二零零六年		二零零五年	
	加權平均 行使價	購股權 數目 *千份*	加權平均 行使價	購股權 數目 *千份*
年初未行使	1.557港元	11,790	1.558港元	12,040
本年度授予	1.660港元	11,770		—
本年度失效	1.503港元	(3,590)	1.582港元	(250)
於年末可行使	1.627港元	19,970	1.557港元	11,790

於二零零六年十二月三十一日未行使的購股權之加權平均行使價為1.627港元（二零零五年：1.557港元）及其加權平均餘下合約期限為6.34年（二零零五年：2.65年）。

(c) 購股權公允價值及假設

服務的公允價值以授予購股權作回報是參考授予購股權的公允價值去計算的。估計授予購股權的公允價值是按二項式點陣購股權定價模式去計算。購股權的合約年期用作輸入此模式。預期提早行使購股權也加上此二項式點陣購股權定價模式。

	二零零六年
計算日的公允價值	0.29港元
授予日的股價	1.64港元
每股行使價	1.66港元
預期波幅（於二項式點陣購股權定價採用以加權平均波幅表達）	78%
股權年期（於二項式點陣購股權定價採用以加權平均年期表達）	10年
預期股息	2.564%
無風險利率（按外滙基金票據）	4.444%

預期波幅是按歷史波幅（按購股權加權平均餘下年期計算），再按公眾可得的資料（預期未來波幅作出改變）加以調整，預期股息按照歷史股息。主觀輸入假設的改變會重大地影響公允價值的估計。

購股權是在服務的情況下授予的。此情況並無考慮於授予日已接受服務的公允價值的計算。授予購股權與市場情況並無關連。

除功能貨幣外，包括在業務及其他應付款項中有以下貨幣金額：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千元	千元	千元	千元
人民幣	人民幣27,518	人民幣25,000	人民幣2,513	人民幣一
美元	美元7,869	美元6,187	美元一	美元一

24. 股權結算以股份為基礎的交易

為了使公司的購股權計劃條款能與時並進，從而為董事提供更大的彈性，本公司於二零零一年八月二十四日採納一項新購股權計劃(「二零零一年購股權計劃」)。根據二零零一年購股權計劃，董事獲授權向本公司及其附屬公司的全職受聘僱員，包括執行董事，但不包括非執行董事，邀請其認購購股權以認購本公司股份。按二零零一年購股權計劃，提出的邀請可自該邀請發出日起二十一天內以書面接納及由認購者以10港元的總代價支付予本公司。購股權可於授出日之後滿三個月起至五年期間內行使。每一股購股權只能認購一股本公司股份。

於二零零四年六月十一日，本公司之股東已通過決議案採納具有與目前慣例可資比較之條款之新購股權計劃(「二零零四年購股權計劃」)以招聘及挽留優秀之僱員可長遠地為本集團服務，並且與其顧問、專業諮詢人、貨品或服務之供應商及客戶維持良好關係，亦可招徠對本集團有價值之人力資源。二零零四年購股權計劃之合資格參與者包括本公司之董事(包括非執行及獨立非執行董事)、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。

同日，本公司之股東亦通過決議案終止二零零一年購股權計劃。根據舊計劃以前所授出的購股權仍有效，直至失效為止。

(a) **於年內存在的授出條款及條件如下(所有購股權均以實物股票支付)：**

	購股權的數目	歸屬的條件	購股權的合約期限
董事持有的購股權：			
一於二零零四年二月六日授予	3,500,000	由授予日起三個月	5年
一於二零零六年三月九日授予	5,500,000	由授予日起三個月	10年
僱員持有的購股權：			
一於二零零一年八月二十四日授予	3,350,000	由授予日起三個月	5年
一於二零零四年二月六日授予	5,190,000	由授予日起三個月	5年
一於二零零六年三月九日授予	6,270,000	由授予日起三個月	10年
購股權總數	23,810,000		

21. 現金及現金等價物

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
銀行定期存款	37,477	47,815	9,332	11,456
銀行存款及現金	120,260	49,056	1,415	838
	157,737	96,871	10,747	12,294

除功能貨幣外，包括在資產負債表內的現金及現金等價物中有以下貨幣金額：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千元	*千元*	*千元*	*千元*
美元	美元7,612	美元1,922	美元1,154	美元1,139

22. 以應收票據作抵押的銀行借款

	本集團	
	二零零六年	二零零五年
	千港元	*千港元*
以應收票據作抵押的銀行借款	81,557	26,991

銀行借款以相關應收票據作抵押，其每年固定利率為3.24厘（二零零五年：3.24厘）。

於二零零五年及二零零六年十二月三十一日，銀行借款於一年內償還。

23. 業務及其他應付款項

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
業務應付賬款	103,837	95,447	29	29
其他應付款項及應計提費用	172,955	74,037	11,267	10,886
應付聯營公司款項	18	18	—	—
應付少數股東款項	6,269	7,852	—	—
應付控股公司及同母系附屬公司款項	23,298	23,250	48	—
	306,377	200,604	11,344	10,915

預期將於一年後付清的業務及其他應付款項為1,557,000港元（二零零五年：557,000港元）。

包括在業務及其他應付款項中的為業務應付賬款，其賬齡分析如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
一個月內或接獲通知時到期	103,837	95,447	29	29

19. 存貨

(a) 於綜合資產負債表內的存貨包括：

	本集團	
	二零零六年	二零零五年
	千港元	千港元
原材料、零備件及消耗品	65,948	148,076
製成品	49,530	88,183
	115,478	236,259

(b) 被確認為費用的存貨金額分析如下：

	本集團	
	二零零六年	二零零五年
	千港元	千港元
已出售存貨賬面值	1,051,265	780,571
存貨減值	3,848	—
	1,055,113	780,571

20. 業務及其他應收款項

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元
業務應收賬款	14,230	16,570	637	190
應收票據	234,040	197,309	—	—
其他應收款項、訂金及預付款	26,430	77,945	375	1,072
應收同母系附屬公司款項	6	162	6	5
	274,706	291,986	1,018	1,267

於業務及其他應收款項中預期可於一年後收回的結餘為259,000港元(二零零五年：302,000港元)。

包括在業務及其他應收款項中的業務應收賬款及應收票據(減呆壞賬準備)，以發票日期分類之賬齡分析如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元
一個月內	149,105	76,003	508	125
一至三個月	92,386	74,666	—	65
超過三個月但少於十二個月	6,779	63,210	129	—
	248,270	213,879	637	190

本集團有一套既定政策，信貸期由需預付至不超過180日。

18. 資產負債表內的所得稅

(a) 資產負債表內的本期稅項為：

	本集團	
	二零零六年	二零零五年
	千港元	千港元
本年度內香港利得稅準備	650	1,286
已付暫繳利得稅	(970)	(984)
	(320)	302
香港以外稅項	19,077	19,300
	18,757	19,602

(b) 遞延稅項資產及負債確認：

本集團

於綜合資產負債表內確認的遞延稅項（資產）／負債的構成部份及其年內變動如下：

	超過有關折舊的折舊免稅額	投資物業重估	稅項虧損	總額
	千港元	千港元	千港元	千港元
遞延稅項源自：				
於二零零五年一月一日	7,725	2,108	—	9,833
滙率差異	202	53	—	255
列支／（計入）綜合損益表內	1,519	1,480	(870)	2,129
於二零零五年十二月三十一日	9,446	3,641	(870)	12,217
於二零零六年一月一日	9,446	3,641	(870)	12,217
滙率差異	371	253	—	624
列支／（計入）綜合損益表內	1,619	7,785	(558)	8,846
於二零零六年十二月三十一日	11,436	11,679	(1,428)	21,687

(c) 未確認遞延稅項資產：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元
稅項虧損	2,431,088	2,478,863	2,335,145	2,370,516

根據現時稅務條例，除4,006,000港元（二零零五年：15,489,000港元）稅項虧損將於未來五年內過期外，其餘稅項虧損並沒有到期。

附屬公司（除另有註明外，附屬公司均在香港註冊成立）的詳情載於附註36。該等附屬公司全部按附註1(c)界定為受控制附屬公司，並已在本集團的綜合財務報表中反映。未綜合至財務報表的正進行清盤公司詳情載於附註37。

15. 佔聯營公司權益

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	*千港元*	*千港元*	*千港元*
非上市股份（按成本值）	—	—	244,980	244,980
應佔資產淨值	182,434	157,192	—	—
應收聯營公司款項	—	18,811	—	18,748
	182,434	176,003	244,980	263,728
減：減值虧損	—	—	(75,722)	(75,722)
	182,434	176,003	169,258	188,006

聯營公司均在中國註冊成立，詳情載於附註38。

聯營公司財務資料概要

	資產	負債	權益	收入	溢利
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
二零零六年					
百份之百	552,603	(134,224)	418,379	1,149,093	47,435
本集團實際權益	219,150	(53,432)	165,718	457,143	19,259
二零零五年					
百份之百	610,629	(213,003)	397,626	1,007,886	50,817
本集團實際權益	241,700	(84,508)	157,192	399,842	20,315

16. 其他非流動金融資產

	本集團及本公司	
	二零零六年	二零零五年
	千港元	*千港元*
股權證券		
非上市股權證券（按成本）	540	540
減：減值虧損	(540)	(494)
	—	46

17. 交易證券

	本集團及本公司	
	二零零六年	二零零五年
	千港元	*千港元*
交易證券（按市值）		
香港上市股權證券	3,153	3,059

(c) 物業的賬面淨值分析如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元
於香港以長期租賃持有	98,200	97,000	98,200	97,000
於中國其他地區 以中期租賃持有	262,613	237,263	—	—
	360,813	334,263	98,200	97,000
代表：				
以公允價值列賬的 土地及建築物	235,651	207,496	98,200	97,000
以成本列賬的建築物	67,307	67,437	—	—
	302,958	274,933	98,200	97,000
以經營租賃持作自用的 租賃土地權益	57,855	59,330	—	—
	360,813	334,263	98,200	97,000

(d) 本集團及本公司位於香港的投資物業於二零零六年十二月三十一日由永利行評值顧問有限公司（其部份員工為香港測量師學會會員）按公開市值基準重估為98,200,000港元（二零零五年：97,000,000港元）。本集團位於中國的投資物業137,451,000港元（二零零五年：110,496,000港元），由一所中國獨立的物業估值師行深圳中勝會計師事務所 — 中國註冊房地產估價師於二零零六年十二月三十一日按公開市值基準作出重估。

(e) 本集團根據經營租賃租出投資物業。該等租賃初期為期一至二十八年，期滿後可於重新磋商所有條款後續期。該等租賃並無包括或然租金。

本集團根據不可解除的經營租賃在日後應收的最低租賃款項總數如下：

	本集團		本公司	
	二零零六年	二零零五年	二零零六年	二零零五年
	千港元	千港元	千港元	千港元
一年內	20,122	19,310	3,055	599
一年後但五年內	49,413	51,334	3,583	485
五年後	35,370	46,990	—	—
	104,905	117,634	6,638	1,084

14. 佔附屬公司權益

	本公司	
	二零零六年	二零零五年
	千港元	千港元
非上市股份（按成本值）	211,409	211,409
予附屬公司的借款	124,705	119,024
應收附屬公司款項	404,421	553,801
	740,535	884,234
減：減值虧損	(358,842)	(510,617)
	381,693	373,617

(b) 本公司

	租賃物業裝修 千港元	廠房及機器、傢具、固定裝置及設備 千港元	汽車 千港元	小計 千港元	投資物業 千港元	總額 千港元
成本或估值:						
於二零零五年一月一日	1,381	2,609	1,488	5,478	78,200	83,678
增置	64	28	—	92	—	92
出售	(60)	—	—	(60)	—	(60)
公允價值調整	—	—	—	—	18,800	18,800
於二零零五年十二月三十一日	1,385	2,637	1,488	5,510	97,000	102,510
代表:						
成本	1,385	2,637	1,488	5,510	—	5,510
估值 — 二零零五年	—	—	—	—	97,000	97,000
	1,385	2,637	1,488	5,510	97,000	102,510
累計折舊:						
於二零零五年一月一日	1,329	1,607	1,252	4,188	—	4,188
本年度折舊	19	245	54	318	—	318
出售時回撥	(35)	—	—	(35)	—	(35)
於二零零五年十二月三十一日	1,313	1,852	1,306	4,471	—	4,471
賬面淨值:						
於二零零五年十二月三十一日	72	785	182	1,039	97,000	98,039

	租賃物業裝修 千港元	廠房及機器、傢具、固定裝置及設備 千港元	汽車 千港元	小計 千港元	投資物業 千港元	總額 千港元
成本或估值:						
於二零零六年一月一日	1,385	2,637	1,488	5,510	97,000	102,510
增置	—	83	320	403	—	403
出售	—	(289)	(588)	(877)	—	(877)
公允價值調整	—	—	—	—	1,200	1,200
於二零零六年十二月三十一日	1,385	2,431	1,220	5,036	98,200	103,236
代表:						
成本	1,385	2,431	1,220	5,036	—	5,036
估值 — 二零零六年	—	—	—	—	98,200	98,200
	1,385	2,431	1,220	5,036	98,200	103,236
累計折舊:						
於二零零六年一月一日	1,313	1,852	1,306	4,471	—	4,471
本年度折舊	19	187	76	282	—	282
出售時回撥	—	(220)	(454)	(674)	—	(674)
於二零零六年十二月三十一日	1,332	1,819	928	4,079	—	4,079
賬面淨值:						
於二零零六年十二月三十一日	53	612	292	957	98,200	99,157

	持作自用的建築物	租賃物業裝修	在建工程	廠房及機器、傢具、固定裝置及設備	汽車	小計	投資物業	以經營租賃持作自用的租賃土地權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本或估值:									
於二零零六年一月一日	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
匯兌調整	2,672	—	157	11,356	153	14,338	4,642	555	19,535
增置	487	—	364,525	2,826	1,149	368,987	390	—	369,377
出售	—	—	—	(26,235)	(838)	(27,073)	—	—	(27,073)
從在建工程轉入	—	—	(563)	563	—	—	—	—	—
公允價值調整	—	—	—	—	—	—	23,123	—	23,123
於二零零六年十二月三十一日	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
代表:									
成本	95,100	1,918	368,296	160,604	3,166	629,084	—	68,244	697,328
估值—二零零六年	—	—	—	—	—	—	235,651	—	235,651
	95,100	1,918	368,296	160,604	3,166	629,084	235,651	68,244	932,979
累計折舊:									
於二零零六年一月一日	24,504	1,846	—	77,523	1,379	105,252	—	8,359	113,611
匯兌調整	1,537	—	—	8,911	128	10,576	—	252	10,828
本年度折舊	8,008	19	—	8,325	329	16,681	—	1,778	18,459
出售時回撥	—	—	—	(20,519)	(679)	(21,198)	—	—	(21,198)
減值虧損	—	—	—	5,498	—	5,498	—	—	5,498
於二零零六年十二月三十一日	34,049	1,865	—	79,738	1,157	116,809	—	10,389	127,198
賬面淨值:									
於二零零六年十二月三十一日	61,051	53	368,296	80,866	2,009	512,275	235,651	57,855	805,781

13. 固定資產

(a) 本集團

	持作自用的建築物	租賃物業裝修	在建工程	廠房及機器、傢具、固定裝置及設備	汽車	小計	投資物業	以經營租賃持作自用的租賃土地權益	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
成本或估值：									
於二零零五年一月一日	81,803	1,914	4,575	126,603	2,793	217,688	184,298	67,328	469,314
匯兑調整	1,531	—	108	6,494	104	8,237	2,701	361	11,299
增置	—	64	46,776	2,267	—	49,107	—	—	49,107
出售	(577)	(60)	—	(1,368)	(195)	(2,200)	—	—	(2,200)
從在建工程轉入	9,184	—	(47,282)	38,098	—	—	—	—	—
公允價值調整	—	—	—	—	—	—	20,497	—	20,497
於二零零五年十二月三十一日	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
代表：									
成本	91,941	1,918	4,177	172,094	2,702	272,832	—	67,689	340,521
估值－二零零五年	—	—	—	—	—	—	207,496	—	207,496
	91,941	1,918	4,177	172,094	2,702	272,832	207,496	67,689	548,017
累計折舊：									
於二零零五年一月一日	21,980	1,862	—	67,034	1,196	92,072	—	6,434	98,506
匯兑調整	884	—	—	5,674	80	6,638	—	151	6,789
本年度折舊	1,809	19	—	5,970	279	8,077	—	1,774	9,851
出售時回撥	(169)	(35)	—	(1,155)	(176)	(1,535)	—	—	(1,535)
於二零零五年十二月三十一日	24,504	1,846	—	77,523	1,379	105,252	—	8,359	113,611
賬面淨值：									
於二零零五年十二月三十一日	67,437	72	4,177	94,571	1,323	167,580	207,496	59,330	434,406

	二零零五年			
	馬口鐵	食品代理及貿易	物業租賃	綜合
	千港元	*千港元*	*千港元*	*千港元*
分類資產	761,682	52,487	230,800	1,044,969
佔聯營公司權益				176,003
未分配資產				17,658
總資產				1,238,630
分類負債	124,789	39,010	4,652	168,451
未分配負債				90,963
總負債				259,414
年內產生的資本開支	45,709	48	3,257	

經營地區分類

本集團之業務是在兩個主要經濟地區經營。香港為食品代理及貿易的主要市場，而中國(香港除外)為本集團其他業務主要的市場。

按經營地區分類呈列資料時，分類收益乃按顧客地區分佈計算。分類資產及資本開支則按資產之地區分佈計算。

	二零零六年	
	中國	香港
	千港元	*千港元*
來自外部客戶的收益	1,132,337	88,917
分類資產	1,172,526	168,969
年內產生的資本開支	368,782	192

	二零零五年	
	中國	香港
	千港元	*千港元*
來自外部客戶的收益	821,644	99,573
分類資產	889,275	155,694
年內產生的資本開支	48,966	48

	截至二零零五年十二月三十一日止年度					
	馬口鐵 *千港元*	食品代理及貿易 *千港元*	物業租賃 *千港元*	分類間對銷 *千港元*	未分配 *千港元*	綜合 *千港元*
來自外部客戶的收益	797,798	97,890	25,529	—	—	921,217
分類間收益	2,157	—	109	(2,266)	—	—
其他外部客戶的收益	6,586	717	242	—	7,474	15,019
合計	806,541	98,607	25,880	(2,266)	7,474	936,236
分類業績	55,095	17,056	17,764			89,915
未分配經營收入及費用						(9,546)
經營溢利						80,369
應佔聯營公司溢利減虧損	—	—	—	—	20,315	20,315
投資物業估值收益淨額	—	—	20,497	—	—	20,497
非經營收入						59,746
融資成本						(396)
所得税						(736)
稅後利潤						179,795
年度折舊及攤銷	7,867	100	1,566			
年度減值虧損回撥	—	(627)	—			

	二零零六年			
	馬口鐵 *千港元*	食品代理及貿易 *千港元*	物業租賃 *千港元*	綜合 *千港元*
分類資產	1,017,617	59,892	263,986	1,341,495
佔聯營公司權益				182,434
未分配資產				15,360
總資產				1,539,289
分類負債	230,068	40,539	5,749	276,356
未分配負債				152,022
總負債				428,378
年內產生的資本開支	366,576	186	2,212	

	截至二零零六年十二月三十一日止年度					
	馬口鐵 千港元	食品代理及貿易 千港元	物業租賃 千港元	分類間對銷 千港元	未分配 千港元	綜合 千港元
來自外部客戶的收益	1,108,939	86,858	25,457	—	—	1,221,254
分類間收益	1,991	—	169	(2,160)	—	—
其他外部客戶的收益	4,463	1,812	28	—	17,695	23,998
合計	1,115,393	88,670	25,654	(2,160)	17,695	1,245,252
分類業績	81,797	16,648	16,662			115,107
未分配經營收入及費用						(4,313)
經營溢利						110,794
應佔聯營公司溢利減虧損	—	—	—	—	19,259	19,259
投資物業估值收益淨額	—	—	23,123	—	—	23,123
融資成本						(2,906)
所得稅						(23,476)
稅後利潤						126,794
年度折舊及攤銷	16,469	104	1,605			
年度減值虧損產生／(回撥)	9,346	(1,185)	—			

附註：

(i)　年內，食品貿易及鮮活商品代理的業務分類合併為一業務分類。此分類與本集團內部財務報告系統是一致的。比較數字已按本年的呈列調整。

(ii)　董事認為投資物業公允價值的變更並不構成本集團經營表現的一部份。據此，投資物業估值收益或虧損淨額包括在經營溢利之後。比較數字已按本年的呈列調整。

(b)　於年內批准及支付歸屬於前一財政年度應付本公司股權持有人股息:

	二零零六年	二零零五年
	千港元	*千港元*
於年內批准及支付歸屬於前一財政年度之末期股息每股普通股1.5港仙（二零零五年:每股普通股零港仙）	13,524	—

11. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照本公司普通股股權持有人應佔溢利121,320,000港元（二零零五年:175,759,000港元）及於年內已發行普通股901,583,285股（二零零五年:901,583,285股）計算。

(b) 每股攤薄盈利

截至二零零六年十二月三十一日止年度,由於潛在的普通股沒有被攤薄,每股攤薄盈利的金額與每股基本盈利相同。截至二零零五年十二月三十一日止年度,並沒有潛在的普通股。

12. 分類報告

分類資料按本集團業務及經營地區作分類。業務分類因與本集團內部財務報告較相關而作為主要呈報方式。

按業務分類

本集團包括以下主要業務分類:

馬口鐵	:	生產及銷售馬口鐵及相關產品,其為食品加工生產商用作包裝物料
食品代理及貿易	:	食品代理及買賣
物業租賃	:	出租物業以產生租金收入

此非現金福利的詳情(包括已授出購股權的主要條款及數目)於董事會報告內的「購股權計劃」一段及附註24披露。

8. 最高酬金個別人士

於五名最高酬金的個別人士中，兩名董事(二零零五年:三名)的有關酬金已在附註7披露。其他三名(二零零五年:兩名)個別人士的酬金總額如下:

	二零零六年 *千港元*	二零零五年 *千港元*
基本薪金、津貼及其他福利	1,010	779
退休計劃供款	448	305
以股份為基礎的開支	1,305	—
花紅	2,743	495
	5,506	1,579

該三名(二零零五年:兩名)最高酬金個別人士的酬金的範圍如下:

	二零零六年 *個別* *人士人數*	二零零五年 *個別* *人士人數*
元		
0 — 1,000,000	—	2
1,000,001 — 1,500,000	—	—
1,500,001 — 2,000,000	3	—

9. 本公司股權持有人應佔溢利

本公司股權持有人應佔綜合溢利包括一筆已列入本公司財務報表內19,769,000港元的溢利(二零零五年:71,004,000港元)。

10. 股息

(a) 年度應付本公司股權持有人股息:

	二零零六年 *千港元*	二零零五年 *千港元*
已宣派及已支付之中期股息每股普通股1.5港仙(二零零五年:每股普通股零港仙)	13,524	—
結算日後建議派發之末期股息每股普通股2.0港仙(二零零五年:每股普通股1.5港仙)	18,032	13,524
	31,556	13,524

於結算日後建議派發之末期股息並未於結算日確認為負債。

香港利得税計算所採用的税率為17.5%（二零零五年：17.5%）。中國適用的所得税税率介乎10.8%至33%（二零零五年：15%至33%），此乃按照中國附屬公司所位於的地區的税率而釐定的。

7. 董事酬金

依照香港《公司條例》第161條列報的董事酬金如下：

	董事袍金 *千港元*	基本薪金、津貼及其他福利 *千港元*	退休計劃供款 *千港元*	花紅 *千港元*	小計 *千港元*	以股份為基礎的開支 *千港元* *(附註)*	二零零五總額 *千港元*
執行董事							
梁江	—	409	255	480	1,144	—	1,144
譚云標	—	344	143	360	847	—	847
曾翰南	—	894	30	166	1,090	—	1,090
非執行董事							
趙雷力	—	—	—	—	—	—	—
羅蕃郁	—	—	—	—	—	—	—
梁劍琴	—	—	—	—	—	—	—
獨立非執行董事							
譚惠珠	—	300	—	—	300	—	300
Gerard Joseph McMahon	—	300	—	—	300	—	300
李嘉強	—	300	—	—	300	—	300
總額	—	2,547	428	1,006	3,981	—	3,981

	董事袍金 *千港元*	基本薪金、津貼及其他福利 *千港元*	退休計劃供款 *千港元*	花紅 *千港元*	小計 *千港元*	以股份為基礎的開支 *千港元* *(附註)*	二零零六總額 *千港元*
執行董事							
梁江	—	421	260	480	1,161	582	1,743
譚云標	—	340	259	1,294	1,893	582	2,475
曾翰南	—	941	30	543	1,514	87	1,601
非執行董事							
趙雷力	—	—	—	—	—	58	58
羅蕃郁	—	—	—	—	—	58	58
梁劍琴	—	—	—	—	—	58	58
董德才	—	—	—	—	—	—	—
侯卓冰	—	—	—	—	—	—	—
獨立非執行董事							
譚惠珠	—	300	—	—	300	58	358
Gerard Joseph McMahon	—	300	—	—	300	58	358
李嘉強	—	300	—	—	300	58	358
總額	—	2,602	549	2,317	5,468	1,599	7,067

附註： 此金額為根據本公司購股權計劃所授出購股權予董事所估計的價值。此等購股權的價值是按本集團會計政策的附註1(o)(ii)以股份為基礎的支出交易所述而計算的。

6. 綜合損益表內的所得稅

(a) 綜合損益表所列的稅項為:

	附註	二零零六年 千港元	二零零五年 千港元
本期稅項 — 香港利得稅準備			
本年度按稅率17.5%（二零零五年:17.5%）估計應評稅溢利的香港利得稅準備		650	1,286
以往年度之撥備不足		9	11
		659	1,297
本期稅項 — 中國			
本年度稅項		13,941	16,567
以往年度之撥備不足		30	617
再投資退稅	*(i)*	—	(19,874)
	(ii)	13,971	(2,690)
遞延稅項			
暫時性差異產生及轉回		8,846	2,129
		23,476	736

附註:

(i) 截至二零零五年十二月三十一日止年度，隨着中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）將保留溢利資本化後，本集團已成功向中山市國家稅務局取得中國企業所得稅稅務退款。

(ii) 在中國成立及經營的附屬公司的所得稅，是以該等公司所在的中國相關省份或經濟特區的適用所得稅率計算。

(iii) 一間附屬公司中粵馬口鐵的新的生產線可享有稅務優惠—首兩年為免稅及第3至5年所得稅率減半。根據中山市國家稅務局的批覆，被視為中粵馬口鐵新的生產線的溢利的比例是根據中粵馬口鐵的總課稅收入的40%來決定。

(b) 所得稅支出與會計溢利按適用稅率計算的對賬:

	二零零六年 千港元	二零零五年 千港元
除稅前溢利	150,270	180,531
按照在相關國家獲得溢利的適用稅率計算除稅前溢利的名義稅項	26,799	35,899
不可扣減支出的稅項影響	4,203	3,034
毋須應課稅收入的稅項影響	(7,785)	(16,004)
未確認本年未使用稅項虧損的稅項影響	2,245	669
使用未確認稅項虧損的稅項影響	(2,025)	(3,616)
再投資退稅	—	(19,874)
以往年度撥備不足	39	628
實際稅項支出	23,476	736

(ii) 此金額主要為以前因未確定能否收回應收賬項在損益表內所作撥備或撇賬的回撥。於截至二零零五年十二月三十一日止期間，若干壞賬已被收回而有關撥備已於損益表中相應回撥。

5. 除稅前溢利

除稅前溢利已扣除／（計入）下列各項：

	二零零六年 *千港元*	二零零五年 *千港元*
(a) 融資成本：		
須於五年內償還的銀行預付及其他借款利息	2,906	396
(b) 員工成本：		
定額供款計劃之供款淨額	1,341	1,338
股權結算以股份為基礎的開支	3,426	—
薪金、工資及其他福利	38,939	31,077
	43,706	32,415
(c) 其他項目：		
已出售存貨成本（*附註*）	1,051,265	780,571
核數師酬金	2,246	2,121
折舊	16,681	8,077
土地租賃費攤銷	1,778	1,774
固定資產及存貨的減值虧損	9,346	—
有關物業租賃的經營租賃費用	939	654
投資物業應收租金減直接費用2,190,000港元（二零零五年：2,261,000港元）	(23,267)	(23,268)

附註： 存貨成本當中包括24,880,000港元（二零零五年：16,311,000港元）有關員工成本及折舊成本，而上表亦分別呈列該兩項開支的個別總數。

營業額包括抵銷本集團公司間交易後銷售貨品的價值以及根據經營租賃所收取有關投資物業的租金收入。年內，已於營業額內確認的每個重大類別的收入如下：

	二零零六年 *千港元*	二零零五年 *千港元*
銷售貨品		
— 馬口鐵	1,108,939	797,798
— 食品代理及貿易	86,858	97,890
	1,195,797	895,688
物業租賃	25,457	25,529
	1,221,254	921,217

3. 其他收益及收入淨額

	二零零六年 *千港元*	二零零五年 *千港元*
其他收益		
出售廢料	2,500	3,814
利息收入	3,359	3,912
管理收入	228	88
上市證券的股息收入	235	235
已收補貼	1,033	294
其他	2,551	3,241
	9,906	11,584
其他收入淨額		
出售固定資產收益／(虧損)淨額	512	(242)
交易證券的已變現及未變現收益／(虧損)淨額	94	(141)
應收款減值虧損回撥	2,013	355
負債回撥	4,198	—
其他非流動金融資產減值虧損	(46)	(156)
已變現及未變現的滙兑收益淨額	7,556	3,855
	14,327	3,671

4. 非經營收入

	附註	二零零六年 *千港元*	二零零五年 *千港元*
負債回撥	*(i)*	—	42,740
收回壞賬	*(ii)*	—	17,006
		—	59,746

附註：

(i) 此數額主要為多年未償還及未被要求清償負債的回撥。董事認為有關債權人將來不會向本集團申索。

於最初分類為持作待售及於其後在其持作待售時重新計算的減值虧損在損益表內確認。只要非流動資產仍然分類為持作待售，此非流動資產是不會計提折舊或作攤銷的。

(v) 關連人士

為此財務報表為目的，與本集團關聯人士是指：

(i) 該人士有能力直接或間接透過一個或多個中介人控制本集團、或可發揮重大影響本集團的財務及經營決策，或共同控制本集團；

(ii) 本集團及該人士均受共同控制；

(iii) 該人士屬本集團的聯營公司或本集團為其中一合資方的合營企業；

(iv) 該人士屬本集團主要管理人員的成員、或本集團的母公司、或屬個人的近親家庭成員、或受該等個人人士控制、共同控制或重大影響的實體；

(v) 該人士如屬(i)所指的近親家庭成員或受該等個人人士控制、共同控制或重大影響的實體；或

(vi) 該人士屬提供福利予本集團的僱員或與本集團關聯的實體的僱員離職後福利計劃。

個人的近親家庭成員指可影響，或受該個人影響，他們與該實體交易的家庭成員。

(w) 分類報告

分類項目為按本集團所從事提供產品或服務（業務分類）或在某一特定經濟環境內提供產品或服務（經營地區分類）之可區別項目，而每一個項目所承擔之風險及回報與其他分類項目有所不同。

根據本集團的內部財務報告系統，本集團已選擇業務分類作為其主要呈報方式，而以經營地區分類為次要呈報方式。

分類收入、費用、業績、資產及負債包括直接撥歸該類別的項目以及可按合理基準分配至該類別的項目。除屬單一分類內集團之間的結餘及交易外，分類收入、費用、資產及負債乃於綜合賬目過程中，在撇除集團之間結餘及集團之間交易前釐訂。分類間的價格，乃按提供予其他外界各方的類似條款而釐訂。

分類資本開支為於期內購買預期可使用超過一個期間的分類資產（包括有形及無形）而產生的總成本。

未分配項目主要包括財務及公司資產、計息貸款、借款、稅項、公司及融資費用。

2. 營業額

本集團年內的主要業務是製造及出售馬口鐵、物業租賃、食品代理及貿易。

(ii) *經營租賃租金收入*

根據經營租賃而應收之租金收入，乃以等額於租賃所涵蓋之期間在損益表中確認，惟倘另一基準更能反映租賃資產所賺取之利益則除外。所授出之租賃優惠乃於損益表中確認，作為應收淨租賃款項總額之一部份。或然租金乃於所賺取之會計期間確認為收入。

(iii) *股息*

— 非上市投資的股息收入乃於股東收取股息付款的權利確立時確認。

— 上市投資的股息收入在投資項目的股價除息時確認。

(iv) *利息收入*

確認利息收入是採用實際利息方法計算。

(s) 外幣換算

年內的外幣交易是按交易日的適用外幣率換算為港幣。以外幣計算的貨幣資產及負債，則按結算日的適用外幣率換算為港幣。滙兑盈虧均在損益表確認。

以外幣歷史成本計量的非貨幣資產及負債，乃以交易日期的外幣匯率換算。以外幣為單位並以公允價值列賬的非貨幣資產及負債乃採用釐定公允價值日期的外幣匯率換算。

香港境外業務的業績按交易日期的大約的外幣匯率換算為港幣。資產負債表的項目按結算日的外幣匯率換算為港幣。因此產生的匯兑差額以個別項目直接計入權益中。

出售外國業務而言，有關該外國業務之匯兑差額之累計數額，乃計入出售之損益中。

(t) 借款成本

借款成本於產生期間在損益表內列作開支。

(u) 持作待售的非流動資產

如非流動資產的賬面金額是極大可能透過出售交易而收回，而並非透過持續使用，及其現時狀況為可出售的，此非流動資產分類為持作待售。

立即於分類為持作待售前，非流動資產的最新金額是根據分類前的會計政策計算的。然後，在其最初分類為持作待售及直至其出售，非流動資產（除以下解釋某些資產外）以其賬面值及公允價值減出售成本兩者較低來確認。此計算政策的主要例外為就本集團及本公司的財務報表而言，遞延税項資產、來自員工福利的資產、金融資產（除投資附屬公司、聯營公司及合營企業外）及投資物業。此等資產就算持作待售，也會繼續根據附註1所指的政策去計算。

不能確認為遞延稅項資產和負債的暫時性差異的有限例外情況包括不影響會計或應課稅利潤的資產或負債的初始確認（如屬企業合併的一部分則除外）；以及投資於附屬公司相關的暫時性差異（如屬應稅差異，不確認本集團可以控制轉回的時間，而且在可預見的將來不大可能轉回的暫時性差異；或如屬可抵扣差異，則只確認很可能在將來轉回的差異）。

遞延稅項金額是按照資產和負債賬面金額的預期實現或償還方式，根據已執行或在結算日實質上已執行的稅率計量。遞延稅項資產和負債均不貼現計算。

本集團會在每個結算日評估遞延稅項資產的賬面金額。如果本集團預期不再可能獲得足夠的應課稅利潤以抵扣相關的稅務利益，該遞延稅項資產的賬面金額便會調低；但是如果日後又可能獲得足夠的應課稅利潤，有關減額便會轉回。

本期和遞延稅項結餘及其變動額會分開列示，並且不予抵銷。本期和遞延稅項資產只會在本公司或本集團有法定行使權以本期所得稅資產抵銷本期所得稅負債，並且符合以下附帶條件的情況下，才可以分別抵銷本期和遞延稅項負債：

— 就本期所得稅資產和負債的情況下，本公司或本集團計劃按淨額基準結算，或同時變現該資產和償還該負債；或

— 就遞延稅項資產和負債的情況下，這些資產和負債必須與同一稅務機關就以下其中一項徵收的所得稅有關：

  — 同一應課稅實體；或

  — 不同的應課稅實體，但這些實體計劃在日後每個預計有大額遞延稅項負債需要償還或大額遞延稅項資產可以收回的期間內，按淨額基準實現本年所得稅資產和償還本年所得稅負債，或同時變現該資產和償還該負債。

(q) 準備及或然負債

倘若本集團或本公司須就已發生的事件承擔法定或推定義務，而履行該義務預期會導致含有經濟效益外流，並可作出可靠的估計，便會就該不確定時間或數額的其他負債作出準備。如果貨幣時間價值重大，則按預計履行義務所需支出的現值計列準備。

倘若含有經濟效益的外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。

(r) 收入確認

收入是在經濟效益會流入本集團，以及能夠可靠地計算收入和成本（如適用）時，根據下列方法在損益表內確認：

(i) *銷售貨品*

銷售貨品的收入在客戶接收貨品及相關的擁有權風險與回報時確認。收入不包括增值稅或其他銷售稅，並已扣除任何營業折扣。

(o) **僱員福利**

(i) *短期僱員福利及定額供款退休計劃的供款*

僱員的薪金、年獎、定額供款計劃的供款及非現金性福利等費用，均於僱員提供有關服務的年度計入損益，已計入尚未確認為開支的存貨成本的數額除外。若付款或償付已獲遞延並且構成重大影響，則該等金額將按其現值列賬。

關於本集團退休福利計劃供款的更多資料已列載於附註30。

(ii) *以股份為基礎的支出*

本公司授予僱員的購股權公允價值會確認為僱員成本，並相應增加股權中的資本儲備。購股權公允價值乃於授出日期使用二項式點陣法定價模式計量，並考慮到授出購股權的條款及條件。若僱員須先履行歸屬條件，方可無條件獲發購股權，則購股權的估計公允價值總額會分配予歸屬期間，並考慮到購股權會歸屬的可能性。

於歸屬期間，預期會歸屬的購股權數目會進行檢討。於過往年度確認的任何累計公允價值調整會在檢討年度扣自／計入損益（除非原有僱員開支合資格確認為資產），而資本儲備亦會相應調整。於歸屬日期，確認為開支的數額會作出調整，以反映歸屬購股權的實際數目（並對資本儲備作出相應調整），除非沒收乃僅因未能達成與本公司股份市價有關的歸屬條件所致則另作則論。股權金額乃於資本儲備內確認，直至購股權獲行使（有關金額乃轉撥至股份溢價賬）或購股權屆滿（有關金額將直接撥入保留溢利）為止。

(iii) *離職福利*

離職福利僅於本集團以實際上無可能撤回的詳細正規計劃提出自願離職而明確承擔終止僱用或提供福利時確認。

(p) **所得稅**

本年度所得稅包括本期所得稅及遞延稅項資產和負債的變動。本期所得稅及遞延稅項資產和負債的變動均在損益內確認，但與直接確認為權益項目相關的，則確認為權益。

本期所得稅是按本年度應課稅收入根據在結算日已執行或實質上已執行的稅率計算的預期應付稅項，加上以往年度應付稅項的任何調整。

遞延稅項資產和負債分別由可抵扣和應課稅暫時性差異產生。暫時性差異是指資產和負債在財務報表上的賬面金額與這些資產和負債的計稅基礎的差異。遞延稅項資產也可以由未使用稅務虧損和未使用稅收回扣產生。

除了某些有限的例外情況外，所有遞延稅項負債和遞延稅項資產（只限於很可能獲得未來應課稅利潤以使該遞延稅項資產得以使用）則會被確認。由可抵扣暫時性差異所產生遞延稅項資產，因有未來應課稅利潤的支持而使之確認，包括因轉回目前存在的應課稅暫時性差異而產生的金額；但這些轉回的差異必須與同一稅務機關及同一應課稅實體有關，並預期在可抵扣暫時性差異預計轉回的同一期間或於遞延稅項資產所產生時稅務虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課稅暫時性差異是否足以支持確認由未使用的稅務虧損和稅收回扣所產生的遞延稅項資產時，亦會採用同一準則，即差異是否與同一稅務機關及同一應課稅實體有關，並是否預期能在使用稅務虧損或稅收回扣的同一期間內轉回。

— *轉回減值虧損*

如用作釐定資產可收回金額的估算出現正面的變化，有關的減值虧損便會撥回。

所撥回的減值虧損以假設在以往年度沒有確認減值虧損而應已釐定的資產賬面金額為限。所撥回的減值虧損在確認撥回的年度內計入損益。

(j) 存貨

存貨按成本及可變現淨值兩者中的較低數額入賬。

成本按加權平均成本法計算，包括所有採購成本、轉換成本和將存貨運往現址及達致現狀所產生的其他成本。

可變現淨值是以日常業務過程中的估計售價減去完成生產及銷售所需的估計成本後所得。

所出售存貨的賬面金額在相關收入獲確認的期間內確認為支出。將存貨數額撇減至可變現淨值及存貨的一切虧損，均於出現減值或虧損的期間內確認為支出。任何減值撥回的金額，均於出現撥回的期間內沖減確認為支出的存貨金額。

(k) 業務及其他應收款項

業務及其他應收款項以初始公允價值列賬，其後以攤銷成本減呆壞賬的減值虧損（見附註1(i)(i)）列賬。如應收款為給關聯人士的免息及無固定還款期的貸款或貼現的影響並不重大，則以成本減呆賬的減值虧損（見附註1(i)(i)）列賬。

(l) 計息貸款

計息貸款以初始公允價值減應佔交易成本確認。初始確認後，計息貸款以攤銷成本列賬，而初始確認金額與贖回價值之間的任何差額，連同任何應付利息及費用，按實際利息基準在借貸期間計入損益內。

(m) 業務及其他應付款項

業務及其他應付款項以初始公允價值列賬，其後以攤銷成本列賬。如貼現的影響並不重大，則以成本列賬。

(n) 現金及現金等價物

現金及現金等價物包括銀行存款及現金、銀行及其他財務機構的活期存款、及短期、流動性極高的投資，這些投資可容易地換算為已知的現金數額及其價值變動的風險不大，並在購入後三個月內到期。銀行透支如屬即期及集團現金管理之一部分亦包括在綜合現金流量表的現金及現金等價物內。

(i) 資產減值

(i) *股權證券投資、業務及其他應收款項的減值*

股權證券投資以及業務及其他應收款項按成本或攤銷成本列值，會在每個結算日檢討，以確定有否客觀減值證據。若存在任何有關證據，則按以下方式釐定及確認任何減值虧損：

— 就按成本列值的非掛牌股權證券而言，減值虧損乃按金融資產賬面值與估計未來現金流量（若貼現影響重大，則按類似金融資產的通行市場現時的回報率貼現）兩者之差額計量。股權證券的減值虧損是不能撥回的。

— 就按攤銷成本列值的業務及其他應收款項及其他金融資產而言，若貼現影響重大，減值虧損乃按資產賬面值與估計未來現金流量現值的差額，按金融資產原有的實際利率（即在初始確認該等資產時計算的實際利率）貼現計量。

若於其後的期間，減值虧損數額減少，而有關減少可客觀地與在確認減值虧損後發生的事件聯繫，則減值虧損會透過損益轉回。減值虧損轉回不得導致資產賬面值超過假若過往年度並無確認減值虧損而應得者。

(ii) *其他資產的減值*

本集團會在每個結算日參考內部和外來的信息，以確定下列資產是否出現減值跡象，或是以往確認的減值虧損不再存在或已經減少：

— 其他物業、廠房及設備；

— 被列為以經營租賃持有之預付租賃土地權益；

— 於附屬公司及聯營公司的投資（除非該投資已列為持作待售（或已包括在被列為持作待售的處理組別）見附註1(u)）。

如果出現減值跡象，對資產的可收回金額便會作出估計。

— *計算可收回金額*

資產的可收回金額是其淨售價與使用價值兩者中的較高額。在評估使用價值時，預期未來現金流量會按可以反映當時市場對貨幣時間值及資產特定風險的評估的稅前貼現率，貼現至其現值。如果資產所產生的現金流入基本上不能獨立於其他資產所產生的現金流入，則以能產生獨立現金流入的最小資產組別（即現金產生單位）來釐定可收回金額。

— *確認減值虧損*

當資產或其屬於的現金產生單位的賬面金額高於其可收回金額時，便會在損益中確認減值虧損。確認的減值虧損會按比例減少該單位（或一組單位）中其他資產的賬面金額，但減值不會使個別資產的賬面金額減至低於其可計量的公允價值減銷售成本，或其使用價值（如可釐定）。

在建工程不計提折舊。在完工及交予使用時，便會按以下所列合適的折舊率計提折舊。

因棄用或出售一固定資產項目而產生的盈虧，是按該資產項目的出售所得款項淨額與賬面值之間的差額釐定，並於棄用或出售當日在損益表中確認。

物業、廠房及設備項目的成本減其剩餘價值（如有），其折舊是以直線法按其估計可使用年期計算如下：

—	位於租賃持有土地的建築物按租賃未屆滿年期或其估計可用年限（由建成日起計不超過50年）之較短者計提折舊。	
—	租賃物業裝修	每年20%至50%
—	廠房及機器、傢具、固定裝置及設備	每年10%至20%
—	汽車	每年20%

若物業、廠房及設備項目部份有不同可用年限，項目的成本按合理的基準分配予不同部份及每部份分開計提折舊。資產的可用年限及估計剩餘價值（如有），皆每年檢討。

(h) 租賃資產

倘本集團確定安排具有在商定期限內通過支付一筆或一系列款項而使用某一特定資產或多項資產之權利，則該安排（由一宗交易或一系列交易組成）為租賃或包括租賃。該釐定乃根據安排之內容評估而作出，而無論安排是否具備租賃之法律形式。

(i) *列為租賃給本集團的資產*

本集團基本上承受擁有權帶來的全部風險及利益的資產租賃列為融資租賃。出租人沒有轉移擁有權的所有風險及利益給本集團的資產租賃列為經營租賃，除以下列外：

— 符合投資物業定義以經營租賃持有的物業則按個別物業基準歸列類為投資物業，並作為融資租賃入賬（見附註1(f)）；及

— 根據經營租賃為持作自用的土地，若公允價值在租賃開始時不能與位於有關土地上的建築物的公允價值分開計量，會作為根據融資租賃持有入賬，除非有關建築物亦顯然根據經營租賃持有，則作別論。就此而言，租賃的開始時間為本集團首次訂立租約時，或從前承租人接手時。

(ii) *經營租賃費用*

倘本集團根據經營租賃使用資產，根據租賃所付之款項會在租賃所涵蓋之會計期間內，以等額在損益表扣除，惟倘有另一基準更能反映租賃資產所賺取的收益模式則除外。所獲得之租賃優惠乃於損益表中確認，作為支付淨租賃款項總額的組成部份。或然租金乃於所產生之會計期間在損益表內扣除。

除該物業已列為投資物業，以經營租賃持作自用的土地成本以直線法按租賃期攤銷（見附註1(f)）。

(e) **其他股權證券投資**

本集團及本公司有關股權證券投資(於附屬公司及聯營公司的投資除外)的政策如下:

股權證券投資以初始成本列示,即其交易價值(除其公允價值可可靠地以評估技術(其可變數值包括從可看得見的市場取得的數據)估計外)。成本包括有關的交易成本(以下指出除外)。此等投資按其分類其後以以下列賬:

為交易所持有的證券投資列為流動資產。任何有關的交易成本在發生時於損益確認。其公允價值會於每個結算日重計,任何衍生的收益或虧損會在損益確認。

股權證券投資如在活躍市場沒有市場報價,而該公允價值不能可靠地計算,則該證券投資在資產負債表中以成本減減值虧損(見附註1(i))確認。

投資會於本集團正式購買/出售該投資或到期當日確認/停止確認。

(f) **投資物業**

投資物業為自已擁有或以經營租賃持有(見附註1(h))以賺取租金收入及/或資本升值的土地及/或建築物,這包括目前持有但未確定將來用途的土地。

投資物業以公允價值於資產負債表列示。任何因公允價值變更的收益或虧損於損益表確認。投資物業的租金收入以附註1(r)(ii)所解釋入賬。

當本集團以經營租賃持有物業權益以賺取租金收入及/或資本升值,該權益按個別物業的基準被列為投資物業入賬。任何此類被列為投資物業的權益被當作以融資租賃持有入賬(見附註1(h)),並按應用在其他以融資租賃持有的投資物業相同的會計政策應用在此權益。租賃付款如附註1(h)所解釋入賬。

在建或發展中作將來用作投資物業的物業被列為物業、廠房及設備,並以成本列示,直至有關建設或發展完成,屆時其將被列為以公允價值列示的投資物業。於同日,物業的公允價值與以往賬面值的任何差異會於損益表確認。

(g) **其他物業、廠房及設備**

以下固定資產項目按成本值減去累計折舊及減值虧損於資產負債表列賬(見附註1(i)(ii)):

— 位於租賃持有土地持作自用的建築物,唯該建築物的公允價值可於租賃開始時與租賃持有土地公允價值分開計量(見附註1(h));及

— 其他廠房及設備項目。

自建固定資產項目成本包括材料成本、直接人工、拆除該等項目、恢復所在地塊至原狀之初步估計成本及生產經費合適的比例及借款成本。

在建工程乃按成本列賬,其中包括建造成本(包括在建築期間作為利息支出調整的相關貸款的借貸成本和兑差額)及相關設備的成本。縱使有關當局延遲頒發其有關的可交予使用證書,如資產可作其擬定用途前所需的一切準備工作大致完成,上述成本將停止資本化,而在建工程亦會轉入為固定資產。

於附屬公司的投資從得到控制權當日開始直到控制權終止當日為止綜合財務報表中綜合入賬。集團內公司之間的結餘及交易，以及集團內公司之間的交易所產生的任何未變現盈利，乃於編製綜合財務報表時悉數撇銷。集團內公司之間的交易而產生的未變現虧損，乃以未變現盈利相同之形式撇銷，惟僅限於並無顯示出現減值者。

少數股東權益是指，非由本公司擁有（無論是直接或間接透過附屬公司）的歸屬於附屬公司淨資產的權益部分，而集團未與該權益持有者達成任何附加協議，致令集團整體上對該等權益產生符合財務負債定義的法定義務。少數股東權益在綜合資產負債表內的股東權益列示，但與可歸屬於公司的股權持有人權益分開。少數股東權益佔集團年度內總溢利或虧損在綜合損益表賬面以分配為少數股東權益及可歸屬於公司股權持有人形式呈報。

倘少數股東應佔虧損超過少數股東於該附屬公司的權益時，公司超出的款額及少數股東應佔的任何進一步虧損乃於本集團的權益中扣除；惟倘少數股東須承擔具約束力之責任及能夠作額外的投資以彌補虧損則作別論。倘若該附屬公司日後有盈利，本集團分配所有此盈利，直至先前由本集團承擔原應由少數股東攤佔的虧損得到彌補為止。

少數股東權益持有人的貸款以及該等持有人的其他合約責任，根據附註1(l)或1(m)（視乎負債的性質而定）於綜合資產負債表呈列為財務負債。

在本公司資產負債表中，附屬公司的投資以成本減減值虧損列示（見附註1(i)），除該投資被列為持作待售（或包括在被列為持作待售的處理組別）（見附註1(u)）。

(d)　聯營公司

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力，包括參與財務及經營政策決策，但不是控制或聯同他人控制管理層的實體。

於聯營公司的投資，除非被列為持作待售（或包括在被列為持作待售的處理組別）（見附註1(u)），是按權益法計入綜合財務報表，並且先以成本入賬，然後就本集團應佔該聯營公司淨資產在收購後的變動作出調整。綜合損益表包含了本集團應佔聯營公司在收購後年內的除稅後業績。

倘本集團應佔聯營公司的虧損超過其權益，則本集團的權益將會減至零，並停止繼續進一步確認虧損，惟本集團已產生法定或推定責任，或須代聯營公司付款者則除外。就此而言，本集團於聯營公司的權益為根據權益法所得的投資賬面值連同實際上構成本集團於聯營公司投資淨額一部分的長期權益。

本集團與其聯營公司間進行交易所產生的未實現溢利及虧損以本集團於聯營公司的權益為限予以抵銷，惟倘未實現虧損為已轉讓資產提供減值憑證，則該等虧損即時於損益內確認。

本公司資產負債表所列於聯營公司的投資，是按成本減去減值虧損後入賬（見附註1(i)(ii)），除該投資被列為持作待售（或包括在被列為持作待售的處理組別）（見附註1(u)）。

財務報表附註
(以港幣列示)

1. 主要會計政策

(a) 遵例聲明

本財務報表是按照所有適用的香港財務報告準則(「香港財務報告準則」)(包括香港會計師公會頒佈的所有個別適用的《香港財務報告準則》、《香港會計準則》(「香港會計準則」)及詮釋)、香港公認會計原則及香港《公司條例》的規定編製。本財務報表同時符合適用的《香港聯合交易所有限公司證券上市規則》披露規定。以下是本集團採用的主要會計政策概要。

香港會計師公會頒佈了某些新訂及經修訂的香港財務報告準則,本集團及本公司於本會計期間首次生效。此等新訂及經修訂的香港財務報告準則對本集團的業績或本集團及本公司的財務狀況於本會計期間及以往會計期間並無任何重大影響。

本集團並無採納任何於本會計期間並未生效的新會計準則或詮釋。(見附註35)。

(b) 財務報表編製的基準

截至二零零六年十二月三十一日止年度的綜合財務報表包括本公司及其附屬公司(合稱「本集團」)的財務報表及本集團於聯營公司的權益。

除以下資產(於下列的會計政策解釋)按公允價值列賬外,本財務報表是以歷史成本作為編製基準。

— 投資物業(見附註1(f));及

— 歸類為交易證券的金融工具(見附註1(e))。

財務報表的編製符合香港財務報告準則要求管理層作出會影響政策應用及資產、負債、收入與開支的報告數額的判斷、估計及假設的規定。估計及有關假設乃根據過往經驗及多個相信在有關情況下屬合理的其他因素而作出,其結果成為對在其他來源並不顯然易見的資產與負債賬面值作出判決的基礎。實際結果可能有異於該等估計。

估計及相關假設會持續檢討。對會計估計進行修訂時,若修訂只影響該期間,則修訂會在修訂估計的期間內確認;若修訂影響到當期及未來期間,則在修訂及未來期間確認。

管理層就採用香港財務報告準則(對財務報告構成重大影響)時所作出的判斷,以及作出對下一年度的財務報表構成重大調整風險之估計的討論內容載列於附註31。

(c) 附屬公司及少數股東權益

附屬公司為集團所控制的實體。當集團有權決定該實體的財務及經營政策從而獲取利益,控制權被確認。在評估控制權時,現存並可行使的潛在投票權已計算在內。

	附註	二零零六年 千港元	二零零六年 千港元	二零零五年 千港元	二零零五年 千港元
產生自／(用於)經營的現金		248,389		(163,816)	
已收利息		3,359		4,515	
已付利息		(2,906)		(396)	
已付香港利得稅		(1,281)		(1,763)	
已收中國所得稅退稅		—		19,874	
已付中國所得稅		(14,194)		(11,672)	
產生／(用於)自經營業務的現金淨額			233,367		(153,258)
投資活動					
購入固定資產付款		(225,768)		(89,166)	
已收上市證券的股息		235		235	
已收聯營公司的股息		18,965		17,962	
出售固定資產所得款項		6,387		423	
用於投資活動的現金淨額			(200,181)		(70,546)
融資活動					
已付股息		(27,048)		(475)	
於貼現票據到期日向銀行償還款項		(455,391)		(43,991)	
向銀行貼現票據所得款項		509,002		70,982	
來自融資活動的現金淨額			26,563		26,516
現金及現金等價物增加／(減少)			59,749		(197,288)
於一月一日的現金及現金等價物			96,871		288,749
外幣滙率變更的影響			1,117		5,410
於十二月三十一日的現金及現金等價物	*21*		157,737		96,871

第36至第74頁的附註屬本財務報表的一部份。

綜合現金流量表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	千港元	二零零五年 千港元	千港元
日常業務					
税前溢利		150,270		180,531	
調整：					
— 融資成本		2,906		396	
— 利息收入		(3,359)		(3,912)	
— 上市證券的股息收入		(235)		(235)	
— 交易證券的已變現及未變現(收益)／虧損淨額		(94)		141	
— 投資物業估值收益淨額		(23,123)		(20,497)	
— 其他非流動金融資產減值虧損		46		156	
— 出售固定資產(收益)／虧損淨額		(512)		242	
— 負債回撥		(4,198)		(42,740)	
— 附屬公司清盤的收益淨額		—		(45)	
— 應收款減值虧損回撥		(2,013)		(355)	
— 收回壞賬		—		(17,006)	
— 折舊		16,681		8,077	
— 土地租賃費攤銷		1,778		1,774	
— 應佔聯營公司溢利減虧損		(19,259)		(20,315)	
— 外幣兑換收益		(2,135)		(1,762)	
— 固定資產減值虧損		5,498		—	
— 股權結算以股份為基礎的交易		3,426		—	
計入營運資金變動前之經營溢利結轉		125,677		84,450	
存貨減少／(增加)		129,159		(205,552)	
業務應收賬款、應收票據及其他應收款項增加		(22,035)		(108,539)	
應收同母系附屬公司款項減少		156		122	
應收聯營公司款項增加		(58)		(63)	
業務應付賬款、其他應付款項及應計提費用增加		15,442		61,375	
應付控股公司及同母系附屬公司款項增加／(減少)		48		(243)	
因法律申索而受限制現金存款減少		—		4,634	

綜合權益變動報表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
於一月一日權益總額：			
本公司股權持有人	25(a)	949,882	760,915
少數股東權益	25(a)	29,334	24,786
		979,216	785,701
已直接在權益確認的收入淨額：			
換算產生的兑差額：			
一 海外附屬公司及聯營公司的財務報表	25(a)	26,634	13,783
附屬公司清盤變現的儲備	25(a)	—	(38)
已直接在權益確認本年收入淨額		26,634	13,745
本年溢利淨額：			
本年溢利淨額	25(a)	126,794	179,795
本年確認的收入及費用總額		153,428	193,540
歸屬予：			
本公司股權持有人		147,009	188,967
少數股東權益		6,419	4,573
		153,428	193,540
已宣派予少數股東股息	25(a)	(1,421)	(2,232)
年內已宣派股息	25(a)	(27,048)	—
少數股東出資	25(a)	3,310	2,207
因資本交易引致權益變動：			
股權結算以股份為基礎的交易	25(a)	3,426	—
於十二月三十一日權益總額		1,110,911	979,216

第36至第74頁的附註屬本財務報表的一部份。

資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
固定資產			
— 投資物業		98,200	97,000
— 其他物業、廠房及設備		957	1,039
	13(b)	99,157	98,039
佔附屬公司權益	*14*	381,693	373,617
佔聯營公司權益	*15*	169,258	188,006
其他非流動金融資產	*16*	—	46
		650,108	659,708
流動資產			
交易證券	*17*	3,153	3,059
業務及其他應收款項	*20*	1,018	1,267
現金及現金等價物	*21*	10,747	12,294
		14,918	16,620
流動負債			
業務及其他應付款項	*23*	11,344	10,915
應付附屬公司款項		—	7,878
		11,344	18,793
流動資產／(負債)淨值		3,574	(2,173)
資產淨值		653,682	657,535
資本及儲備			
股本	*25(c)*	450,792	450,792
儲備		202,890	206,743
權益總額	*25(b)*	653,682	657,535

第36至第74頁的附註屬本財務報表的一部份。

	附註	二零零六年 千港元	二零零五年 千港元
非流動負債			
遞延税項負債	*18(b)*	21,687	12,217
資產淨值		1,110,911	979,216
資本及儲備			
股本	*25(c)*	450,792	450,792
儲備		622,477	499,090
本公司股權持有人應佔權益總額	*25(a)*	1,073,269	949,882
少數股東權益		37,642	29,334
權益總額		1,110,911	979,216

第36至第74頁的附註屬本財務報表的一部份。

綜合資產負債表

於二零零六年十二月三十一日

	附註	二零零六年 千港元	二零零五年 千港元
非流動資產			
固定資產			
— 投資物業		235,651	207,496
— 其他物業、廠房及設備		512,275	167,580
— 以經營租賃持作自用的租賃土地權益		57,855	59,330
	13(a)	805,781	434,406
佔聯營公司權益	*15*	182,434	176,003
其他非流動金融資產	*16*	—	46
		988,215	610,455
流動資產			
交易證券	*17*	3,153	3,059
存貨	*19*	115,478	236,259
業務及其他應收款項	*20*	274,706	291,986
現金及現金等價物	*21*	157,737	96,871
		551,074	628,175
流動負債			
以應收票據作抵押的銀行借款	*22*	81,557	26,991
業務及其他應付款項	*23*	306,377	200,604
本期税項	*18(a)*	18,757	19,602
		406,691	247,197
流動資產淨值		144,383	380,978
總資產減流動負債		1,132,598	991,433

(ii) **截至二零零六年十二月三十一日止年度的經審核財務報表**

以下為截至二零零六年十二月三十一日止年度的經審核綜合損益表、綜合資產負債表、綜合權益變動報表及綜合現金流量表，連同比較數字及相關附註（摘自本公司二零零六年年報）：

綜合損益表

截至二零零六年十二月三十一日止年度

	附註	二零零六年 千港元	二零零五年 千港元
營業額	2, 12	1,221,254	921,217
銷售成本		(1,057,781)	(798,270)
毛利		163,473	122,947
其他收益	3	9,906	11,584
其他收入淨額	3	14,327	3,671
分銷成本		(19,914)	(15,010)
行政費用		(47,056)	(42,367)
其他經營費用		(9,942)	(456)
經營溢利		110,794	80,369
非經營收入	4	—	59,746
投資物業估值收益淨額		23,123	20,497
融資成本	5(a)	(2,906)	(396)
應佔聯營公司溢利減虧損		19,259	20,315
除税前溢利	5	150,270	180,531
所得税	6(a)	(23,476)	(736)
本年溢利		126,794	179,795
歸屬予：			
本公司股權持有人	25(a)	121,320	175,759
少數股東權益	25(a)	5,474	4,036
本年溢利		126,794	179,795
年度應付本公司股權持有人股息：	10		
年內宣佈派發之中期股息		13,524	—
結算日後建議派發之末期股息		18,032	13,524
		31,556	13,524
每股盈利	11		
基本		13.5仙	19.5 仙
攤薄		13.5仙	不適用

第36至第74頁的附註屬本財務報表的一部份。

(b)　*資產與負債*

	截至十二月三十一日		
	二零零六年	二零零五年	二零零四年 (重列)
	千港元	*千港元*	*千港元*
固定資產	805,781	434,406	370,808
佔聯營公司權益	182,434	176,003	169,689
其他非流動資產	—	46	202
流動資產淨值	144,383	380,978	254,835
總資產減流動負債	1,132,598	991,433	795,534
非流動負債	(21,687)	(12,217)	(9,833)
	1,110,911	979,216	785,701
股本	450,792	450,792	901,583
儲備	622,477	499,090	(140,668)
本公司股權持有人應佔權益總額	1,073,269	949,882	760,915
少數股東權益	37,642	29,334	24,786
權益總額	1,110,911	979,216	785,701

附註：

(i)　香港會計師公會頒佈了一系列新訂及經修訂的香港財務報告準則，並於二零零五年一月一日或其後開 始的會計年度生效或供提早採用。二零零四年及二零零五年的數字已按這些新訂及經修訂的政策的過渡性條款調整。

(ii)　基於二零零五年十二月發生之股份合併，每十股已發行及未發行的股份合併為一股新股，二零零四年之每股盈利已作追溯性調整。

1. 本集團的財務資料概要

(i) 三年經審核財務資料概要

截至二零零六年十二月三十一日止三個年度各年(根據本公司二零零六年及二零零五年年報)本集團的經審核綜合業績及資產及負債的概要如下:

(a) 業績

	附註	截至十二月三十一日 二零零六年	二零零五年	二零零四年 (重列)
		千港元	千港元	千港元
持續業務				
營業額		1,221,254	921,217	681,875
銷售成本		(1,057,781)	(798,270)	(565,521)
毛利		163,473	122,947	116,354
其他收益		9,906	11,584	13,531
其他收入淨額		14,327	3,671	219
分銷成本		(19,914)	(15,010)	(12,116)
行政費用		(47,056)	(42,367)	(41,037)
其他經營費用		(9,942)	(456)	(1,672)
經營溢利		110,794	80,369	75,279
非經營收入		—	59,746	76,306
投資物業估值收益淨額		23,123	20,497	14,287
融資成本		(2,906)	(396)	(547)
應佔聯營公司溢利減虧損		19,259	20,315	25,477
除税前溢利		150,270	180,531	190,802
所得税		(23,476)	(736)	(28,536)
來自持續業務的本年溢利		126,794	179,795	162,266
已終止業務				
來自已終止業務的本年虧損		—	—	(9,674)
本年溢利		126,794	179,795	152,592
歸屬予:				
本公司股權持有人		121,320	175,759	146,616
少數股東權益		5,474	4,036	5,976
本年溢利		126,794	179,795	152,592
年度應付本公司股權持有人股息:				
年內宣佈派發之中期股息		13,524	—	—
結算日後建議派發之末期股息		18,032	13,524	—
		31,556	13,524	—
每股盈利	*(ii)*			
基本		13.5仙	19.5仙	16.3仙
攤薄		13.5仙	不適用	不適用
每股股息				
年內宣佈派發之中期股息		1.5仙	—	—
結算日後建議派發之末期股息		2.0仙	1.5仙	—

意見

根據上述因素，我們認為年度上限及基準對 貴公司及獨立股東而言公平合理。然而，由於年度上限與日後事項有關及根據直至二零零九年十二月三十一日止整個期間不一定仍然有效的假設，我們對持續關連交易的實際採購量與年度上限的密切程度並無意見。

推薦建議

在考慮以上主要因素及理由後，我們認為主要及關連交易及持續關連交易均按正常商業條款訂立並符合 貴公司及股東的整體利益，而其條款與年度上限對 貴公司及獨立股東而言公平合理。

此 致

獨立董事委員會及列位獨立股東 台照

代表
聯昌國際證券(香港)有限公司
行政副總裁 *高級副總裁*
劉志華 **洪琬貽**

二零零七月四月三十日

年度上限

下表載列截至二零零六年十二月三十一日止三個年度各年，中粵馬口鐵向POSCO集團採購基板的過往採購金額；及截至二零零九年十二月三十一日止三個年度，中粵馬口鐵及合資公司合共向POSCO集團採購基板金額（「年度上限」）：

中粵馬口鐵採購的基板 截至十二月三十一日止年度			中粵鐵及合資公司採購基板的合共金額 截至十二月三十一日止年度		
二零零四年 *(千美元)*	二零零五年 *(千美元)*	二零零六年 *(千美元)*	二零零七年 *(千美元)*	二零零八年 *(千美元)*	二零零九年 *(千美元)*
34,993 (相當於約272.9 百萬港元)	78,507 (相當於約612.4 百萬港元)	76,200 (相當於約594.4 百萬港元)	106,500 (相當於約830.7 百萬港元)	265,540 (相當於約2,071.2 百萬港元)	317,830 (相當於約2,479.1 百萬港元)

我們得悉在釐定持續關連交易的年度上限時，董事已參考以下主要因素預計截至二零零九年十二月三十一日止三個年度的馬口鐵及馬口鐵相關產品的產量：

- 截至二零零六年十二月三十一日止三個年度，中粵馬口鐵過往馬口鐵及馬口鐵相關產品的產量；
- 中粵馬口鐵及合資公司於截至二零零九年十二月三十一日止三個年度的預期基板需求；
- 基板於過去三年的歷史價格水平，以及截止二零零九年十二月三十一日止三個年度的預測基板價格水平；及
- 預期合資公司於二零零八年開始使用生產設施製造馬口鐵產品。

在評估年度上限的公平性時，我們已審閱過　貴公司提供截至二零零九年十二月三十一日止三個年度中粵馬口鐵及合資公司預計基板需求，及該期間預期馬口鐵採購量增長的相關主要基準（包括估計採購數量，計及(i)中粵馬口鐵於二零零七年的預測產量約200,000噸；(ii)預期於二零零八年開始使用的生產設施估計額外的年產量250,000噸，以及估計單位採購價）。根據　貴公司提供的資料，我們得悉基板的近年過往價格上升水平。我們亦與　貴公司的管理層討論過釐定年度上限的上述提及有關的主要假設及相關基準。

財務影響

由於主要及關連交易的總代價將由 貴公司及POSCO注資至合資公司的款項支付，故主要及關連交易對 貴集團現時的財務狀況並無重大不利影響。

2. 持續關連交易

背景及理由

POSCO集團一直向中粵馬口鐵供應基板，用作生產馬口鐵及馬口鐵相關產品。董事預期於成立合資公司後供應繼續。開始使用生產設施製造馬口鐵產品後，POSCO集團亦將向合資公司供應基板作生產馬口鐵產品，而此則構成持續關連交易。

我們從國際鋼鐵協會刊發的「二零零六年界鋼業數據」研究報告得悉，以二零零五年鋼產量計，POSCO於為全球第四大產鋼公司。POSCO的股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京交易所上市及買賣。此外，我們亦根據 貴集團於過去數年與POSCO建立的工作關係，董事認為POSCO為基板的可靠供應商。有鑑於此及POSCO於製鋼業的專業，我們贊同董事的意見，並認為持續關連交易可繼續保證本集團的基板供應穩定。

誠如董事會函件所述，中粵馬口鐵向POSCO購買的基板價格由據基板當時的市場價格及中粵口鐵與POSCO經公平原則磋商而釐定。我們得悉中粵馬口鐵及合資公司向POSCO購買基板的價格將繼續按此基準釐定。我們已以抽樣形式審閱中粵馬口鐵向POSCO集團採購的基板的價格，並得悉價格可與其他基板製造商提供的價格比較。

鑑於與POSCO建立的工作關係，及持續關連交易將在 貴集團的日常業務過程中進行，並按市場價格交易，我們認為持續關連交易符合 貴公司及獨立股東的整體利益，而條款對 貴公司及獨立股東而言公平合理。

收購代價

根據載於該通函附錄三生產設施的估值報告，獨立估值師對生產設施於二零零七年一月三十一日的估值為約157,750,000港元（「設施估值」），而其於二零零六年十二月三十一日的賬面淨值為164億韓圜（相當於約136,100,000港元）。收購代價約17,605,000美元（相當於約137,319,000港元），即設施估值約13.0%折讓。我們已與獨立估值師討論過達致設施估值所採納的方法、基準及假設。我們得悉獨立估值師已計及生產設施的詳情及性質，及缺乏直接可資比較的市場，故採納成本法及市場數據及比較銷售法（彼等認為一般使用的方法）估計生產設施以達致設施估值。彼等認為該方法就生產設施沒有已知可資比較市場而言，可對資產提供合理指標。我們進一步得悉獨立估值師已對生產設施進行實地考察、調查市場狀況及與生產設施的相關人員進行面談。獨立估值師觀察到生產設施一般在良好的運作狀況，並認為生產設施將持續用作其設計及興建目的。

顧問服務及培訓服務的代價

根據載於該通函附錄三顧問服務及培訓服務的估值報告，顧問服務及培訓服務的代價較獨立估值師告知的顧問服務公平成本約4,500,000港元及培訓服務公平成本約503,000港元分別折讓約15.2%及2.3%。我們已與獨立估值師討論過，並得悉在估計顧問服務及培訓服務的公平成本時，獨立估值師已考慮POSCO提供根據顧問服務涉及的工程師及技術人員的數目、經驗及薪金的資料（亦為目前於POSCO於韓國廠房操作及維護生產設施的相同工程師及技術人員）；所產生的時間相關費用；及根據顧問服務及培訓服務工程師及技術人員的工作範圍，包括裝置、操作及維護生產設施。我們亦從獨立估值師獲悉有關顧問服務及培訓服務的工程師和熟練技術人員的數目及時間就生產設施的種類及複雜性而言合理。

意見

鑑於上述各點，我們並無理由懷疑獨立估值師達致上述生產設施、顧問服務及培訓服務的相關估值所採納的基準及假設的適合性。因此，我們認為收購代價及顧問服務及培訓服務的代價對 貴公司及獨立股東而言公平合理。

POSCO成立的合資公司位於中國的北部地區河北省；　貴集團透過往年POSCO向　貴集團供應基板而建立工作關係及POSCO製鋼業的相關專業，我們認為與POSCO進行該等收購對　貴公司合理，並有助　貴集團增加及提升其馬口鐵生產的能力及技術。

顧問服務方面，我們得悉POSCO將就操作生產設施向合資公司位於中國河北省秦皇島市的工廠提供46個人一月(man-month)的實地顧問服務；而培訓服務方面，POSCO將就操作生產設施而向合資公司的員工提供12個人一月(man-month)於韓國POSCO工廠的培訓服務。鑑於POSCO為生產設施的賣方及合資公司的合資夥伴，及我們從威格斯資產評估顧問有限公司（「獨立估值師」）得悉，根據顧問服務，POSCO將提供的人員為現時於韓國的POSCO工廠操作及維護生產設施的技術人員，我們認為POSCO提供的顧問服務及培訓服務符合　貴公司及其股東的整體利益，有助合資公司的生產設施日後的順利運作。

意見

鑑於上述及特別是(i)訂立買賣協議與　貴公司所述的業務策略一致；(ii)該等收購將增加　貴集團馬口鐵整體生產能力；及(iii)顧問服務及培訓服務有助合資公司的生產設施日後的順利運作的因素，我們贊同董事的意見，並認為主要及關連交易符合　貴公司及股東的整體利益。

主要及關連交易的代價

根據買賣協議，主要及關連交易的代價如下：

(i) 約17,605,000美元（相當於約137,319,000港元）用作該等收購（「收購代價」）；

(ii) 約491,000美元（相當於約3,829,800港元）用作提供顧問服務；及

(iii) 約63,000美元（相當於約491,400港元）用作提供培訓服務。

在達致我們的推薦建議時，我們依賴該通函所載或提及的資料及事實。我們亦假設該通函所載或提及的資料或表達的意見於編製及該通函的寄發日期均真實及準確。我們並無理由懷疑董事向我們提供的資料或表達的意見的真實性、準確性及完整性。我們亦獲董事告知並相信該通函並無遺漏重大事實。

我們認為我們已審閱足夠的資料及文件，並根據上市規則第13.80條（包括註釋）進行合理基礎評估主要及關連交易及持續關連交易及持續關連交易的相關上限的條款是否公平合理，以達致知情意見，並有理由依賴該通函所載的資料的準確性及為我們的推薦意見提供一個合理基礎。我們並無理由懷疑董事向我們提供的資料或表達的意見的真實性、準確性及完整性。我們亦獲董事告知並相信該通函並無遺漏重大事實。然而，我們並無對資料進行獨立核證，亦無就　貴集團、POSCO或其任何有關附屬公司或聯營公司的業務及事務狀況或前景進行任何形式的深入調查。

主要考慮因素

在達致我們對主要及關連交易及持續關連交易的意見，我們已考慮下列主要因素及理由：

1.　主要及關連交易

背景及理由

本公司及其附屬公司主要業務為製造及銷售馬口鐵及馬口鐵相關產品、物業租賃以及食品代理及食品貿易。

誠如　貴公司日期為二零零七年一月八日及二十六日的公告所述，中粵與POSCO於二零零六年十二月訂立諒解備忘錄，據此，合資公司（貴公司間接擁有66%的附屬公司）將向POSCO收購生產設施（「該等收購」）於合資公司設立生產馬口鐵產品的製造設施。合資公司的夥伴POSCO為一間於韓國註冊成立的公司，主要從事製造及分銷鋼軋產品及及鋼軋板。POSCO一直向　貴集團供應基板作生產馬口鐵及相關產品。簽署諒解備忘錄後，合資公司與POSCO於二零零七年三月十五日訂立買賣協議實現該等收購，及POSCO就操作生產設施而向合資公司提供顧問服務（「顧問服務」）及培訓服務（「培訓服務」）。

誠如董事會函件所述，生產設施為一套電鍍錫馬口鐵生產機器，最高年產量為250,000噸，並採用改進型弗羅斯坦藝，為中國最先進的馬口鐵生產技術。我們從　貴公司截至二零零六年六月三十日止六個月的中期報告得悉，　貴公司的管理層已積極研究開發馬口鐵新市場的發展策略，尤是中國的北部地區。鑑於與

下文為獨立財務顧問聯昌國際證券(香港)有限公司向獨立董事委員會及獨立股東提供意見的函件全文,以供載入本通函而編製。該函件載有向獨立董事委員會及獨立股東就有關主要及關連交易及持續關連交易及持續關連交易的相關上限提供的意見。

CIMB

聯昌國際證券(香港)有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者:

主要及關連交易
及
持續關連交易

我們獲委聘為獨立財務顧問,就主要及關連交易及持續關連交易及持續關連交易的相關上限向獨立董事委員會提供意見,詳情載於日期為二零零七年四月三十日致股東的通函(「該通函」),而本函件為一部分。本函件所用詞彙與該通函所界定的具相同涵義。

由獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成的獨立董事委員會就主要及關連交易及持續關連交易及持續關連交易的相關上限向獨立股東提供意見。由於 貴公司倘舉行股東大會批准主要及關連交易及持續關連交易及持續關連的相關上限但概無股東須投棄權票;而 貴公司已取得持有 貴公司現時已發行股本約59.36%的粵海控股的書面批准批准主要及關連交易及持續關連交易及持續關連交易的相關上限而毋須舉行 貴公司的股東大會,聯交所已授出根據上市規則第14A.43條豁免獨立股東批准的豁免,故 貴公司毋須舉行股東大會。

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號:1203)

敬啟者:

主要及關連交易

及

持續關連交易

茲提及本公司日期為二零零七年四月三十日的通函(「該通函」),而本函件組成一部分。除文義另有所指,本文定義的詞彙與該通函所定義的具相同涵義。

我們為組成獨立董事委員會的董事,獲董事會委任向閣下就主要及關連交易及持續關連交易及持續關連交易的相關上限對獨立股東而言是否公平合理提供意見。

我們謹請閣下注意董事會函件(載於該通函第5至18頁),及本公司委任的獨立財務顧問聯昌國際證券(香港)有限公司給獨立董事委員會載有向我們就主要及關連交易及持續關連交易及持續關連交易的相關上限的意見的函件(載於該通函第20至26頁)。

經考慮主要及關連交易及持續關連交易及持續關連交易的相關上限的條款,及聯昌國際證券(香港)有限公司的意見,我們認為主要及關連交易及持續關連交易及持續關連交易的相關上限的條款對獨立股東而言公平合理,而主要及關連交易及持續關連交易及持續關連交易的相關上限符合本公司及股東的整體利益。

此致

列位獨立股東 台照

獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
李嘉強	**Gerard Joseph McMahon**	**譚惠珠**

謹啟

二零零七年四月三十日

(iii) 本公司已取得粵海控股對持續關連交易的書面批准，以代替舉行本公司的正式股東大會；及

(iv) 聯交所根據第14A.43條授出豁免有關獨立股東批准的規定，本公司毋須根據上市規則就上述目的舉行股東大會。

III. 獨立意見

1. 獨立董事委員會

本公司已委任由獨立非執行董事（Gerard Joseph McMahon先生、李嘉強先生及譚惠珠小姐）組成的獨立董事委員會考慮主要及關連交易的條款（「**該等條款**」）及持續關連交易的相關上限（「**該等相關上限**」）。獨立董事委員會獲委任就該等條款及該等相關上限是否按正常商業條款進行、是否公平合理及是否符合本公司及股東的整體利益提供意見。

2. 獨立財務顧問

本公司已委任獨立財務顧問就該等條款及該等相關上限的公平性及合理性向獨立董事委員會及獨立股東提供意見。

IV. 其他資料

閣下謹請留意(i)載有獨立董事委員會給獨立股東意見的函件（載於本通函第19頁）；(ii)載有獨立財務顧問給獨立董事委員會及獨立股東有關該等條款及該等有相關上限的意見的函件（載於本通函第20至26頁）；及(iii)本通函附錄的額外資料。

此致

本公司列位股東 台照

承董事會命
廣南（集團）有限公司
主席
梁江
謹啟

二零零七年四月三十日

3. 過往銷售及建議年度上限

下表載列(i)截至二零零六年十二月三十一日止三個年度，中粵馬口鐵向POSCO集團採購基板的過往採購金額；及(ii)截至二零零九年十二月三十一日止三個年度，中粵馬口鐵及合資公司合共向POSCO集團採購基板的建議年度上限。

	中粵馬口鐵及合資公司採購基板的合共採購金額					
	過往銷售			建議年度上限		
	二零零四年	二零零五年	二零零六年	二零零七年	二零零八年	二零零九年
千美元	34,993	78,507	76,200	106,500	265,540	317,830
千港元	272,945	612,355	594,361	830,700	2,071,212	2,479,074

截至二零零九年十二月三十一日止三個年度，中粵馬口鐵及合資公司向POSCO集團採購基板的建議年度上限乃經參考本公司對中粵馬口鐵及合資公司於二零零七年、二零零八年及二零零九年的馬口鐵及馬口鐵相關產品生產預測後釐定，有關預測按以下基準：

1. 截至二零零六年十二月三十一日止三個年度，中粵馬口鐵的馬口鐵及馬口鐵相關產品生產；

2. 中粵馬口鐵及合資公司於未來三年的預期基板需求；

3. 基板於過去三年的歷史價格水平，以及未來三年的預測基板價格水平；及

4. 預期合資公司於二零零八年開始使用生產設施製造馬口鐵產品。

4. 上市規則的含義

由於截至二零零九年十二月三十一日止三個年度，持續關連交易的建議年度上限適用百分比率（定義見上市規則第14章）超過2.5%，而各建議年度上限均超過10,000,000港元，故根據上市規則第14A章，該等建議年度上限須符合上市規則的報告、公佈及獨立股東批准的規定，以及符合第14A.37條及第14A.38條的年度審閱規定。

由於：

(i) 粵海控股持有本公司現有已發行股本約59.36%（該等股本賦予股東出席本公司股東大會並於會上投票的權力）；

(ii) 倘若本公司召開批准持續關連交易的股東大會，概無股東須放棄投票；

II. 持續關連交易

1. 緒言

根據POSCO與中粵馬口鐵於二零零五年九月十四日訂立的書面供應協議，POSCO集團一直向中粵馬口鐵供應基板（作為原材料），用作生產馬口鐵及馬口鐵相關產品之用，為期一年，倘雙方並無異議，往後每年將會延長有關期限，待取得獨立股東批准後，預期於成立合資公司後繼續該供應協議。根據POSCO與中粵於二零零六年十二月二十一日訂立的書面供應協議，待合資公司完成收購生產設施及開始使用生產設施後，POSCO集團將同時向合資公司供應基板，為期一年，倘雙方並無異議，往後每年將會延長有關期限，而持續關連交易僅會於取得獨立股東批准後方會開始。根據上市規則，待成立合資公司後，POSCO集團向中粵馬口鐵及合資公司供應基板將構成本公司的非豁免持續關連交易，乃因POSCO及浦項中國將分別成為合資公司的主要股東，因此根據上市規則，POSCO集團的成員公司被視為本公司的關連人士。

中粵馬口鐵從POSCO集團採購基板的價格乃根據基板的通用市價，並經中粵馬口鐵及POSCO集團公平磋商後釐定。待成立合資公司後，中粵馬口鐵及合資公司從POSCO集團採購基板的價格將繼續根據基板當時的通用市價，並經有關各方公平磋商後釐定，且已就持續關連交易訂立書面協議。董事會認為，待成立合資公司後，POSCO集團向中粵馬口鐵及合資公司供應基板將繼續於本集團的日常一般業務過程中，按本集團認為正常的商業條款進行，而交易的條款屬公平合理，且符合股東整體利益，並將繼續如是。

中粵馬口鐵及合資公司採購及將採購的基板代價以及繼續以信用狀清付，或以有關各方不時協定的其他方式清付。

2. 進行持續關連交易的理由

董事會認為，由於POSCO為鋼材生產業務（包括製造基板）之市場翹楚，因此能確保向本集團提供穩定之基板供應，故中粵馬口鐵及合資公司向POSCO集團採購基板乃符合本公司及股東的利益。

董事會認為，向POSCO集團採購基板乃按正常商業條款進行，屬公平合理，且符合本公司及股東的整體利益。

於二零零六年十二月三十一日，本集團的銀行信貸總額約為257,400,000港元，其中已開出信用證金額約181,913,000港元，尚未動用的銀行信貸額約為75,487,000港元，上述提及的承兑匯票貼現並不佔用銀行信貸額度。以手持的現金及現金等價物、營運產生的現金流及信貸額度，董事相信本集團有足夠資金滿足現時業務及於可預見將來進一步發展業務的需要。

資本架構

本公司過去十二個月的資本架構無改變。

前景展望

隨著合資公司的投產，POSCO由原來的供應商成為本集團戰略合作夥伴，今後，不僅在基板供應上、生產技術上、甚至在市場拓展將獲得POSCO更加有力的支持，本集團的馬口鐵業務必將得到進一步的發展，將為集團帶來更大的盈利貢獻。

11. 營運資金

就董事所知及所信，認為考慮過經擴大集團現有的現金及銀行結餘，目前可動用銀行授信額及其他貸款授信額，經擴大集團將有足夠的營運資金應付目前的需要，及在缺乏不可預見的情況下，自本通函日期起十二月個月內。

12. 債務

借款

於二零零七年二月二十八日，經擴大集團有由應收票作抵押的銀行貸款約104,028,000港元及應付一同系附屬公司約23,250,000港元，該款項為無抵押且無擔保。

除上述及集團間的負債，於最後實際可行日期，經擴大集團並無任何未償還按揭、質押、證券債務（不論已發行及未償還，及獲授權或已產生但未發行）、有期限貸款及透支及承兑負債（正常貿易票據除外）或承兑借貸或租購承擔或重大或然負債或擔保。

48.5%，若撇除因高油價而關閉電廠產生的減值虧損約9,346,000港元，增長更高達約65.4%。馬口鐵業務對本集團盈利貢獻最大。該業務的營業額佔集團營業額約90.8%；及該業務的經營溢利佔集團經營溢利的約73.8%。

本集團的基板廠於二零零六年年底順利建成，截至二零零六年十二月三十一日向該建設共投入198,636,000港元，主要以自有資源支付。二零零七年三月正式投產，年產能150,000噸，可望為降低產品成本及全面進入馬口鐵細分市場創造條件。

作為內地老品牌的馬口鐵生產廠家，中粵馬口鐵的鍍錫鐵及鍍鉻鐵均於二零零六年四月獲得「中國包裝名牌產品」的稱號，是內地當時唯一一家馬口鐵生產廠家取得此稱號。本集團今年將繼續發揮品牌及技術優勢，增加市場份額。

二零零七年初，集團已向中方少數股東收購其持有中粵馬口鐵的5%權益，完成收購後，中粵馬口鐵已成為本集團的全資附屬公司。中粵馬口鐵的未來發展及經營的空間將更大。

財務狀況

於二零零六年十二月三十一日，本集團總資產約為1,539,289,000港元，而總負債約為428,378,000港元，分別較二零零五年年底增加約300,659,000港元及約168,964,000港元。流動資產淨值由二零零五年年底的約380,978,000港元減至約144,383,000港元，而流動比率（流動資產除以流動負債）較二零零五年年底的約2.54下降至約1.36。集團財務資源充裕，為未來業務發展奠定了基礎。

流動資金及財務資源

於二零零六年十二月三十一日，集團現金及現金等價物結餘約為157,737,000港元，其中相等於約44,206,000港元為人民幣，相等於約59,373,000港元為美元，其餘為港元，較二零零五年年底現金及現金等價物結餘增加約62.8%。

於二零零六年十二月三十一日，本集團的計息借款總金額約為81,557,000港元。相應地，本集團的負債比率（即按本集團總計息借款除以股東資金計算）約為7.6%。本集團的計息借款到期時，均以銀行持有承兑匯票的所得款償還，其年利率（或貼現率）介乎約1.92%至3.24%。

9. 交易事項的財務影響

合資公司成為本公司擁有66%間接權益的附屬公司，合資公司的業績將於本集團的財務報表中綜合入賬。

資產

成立合資公司完成後，本集團的未經審核備考資產總值約1,618,849,000港元(詳情請參閱附錄二)。本集團的未經審核資產總值較本集團於二零零六年十二月三十一日的經審核資產總值增加，主要是由於合資方向合資公司出資。收購生產設施及提供顧問及培訓服務後經擴大集團的未經審核備考資產總值，較成立合資公司完成時本集團的未經審核備考資產總值減少491,000港元。減少主要是由於向POSCO支付培訓服務的款項。收購生產設施及顧問服務後非流動資產增加141,149,000港元，而流動資產則因支付收購成本及服務而減少141,640,000港元。董事認為訂立合資合同、諒解備忘錄及買賣協議將擴大本集團的資產基礎。

盈利

合資公司及生產設施過去並無錄得盈利，對經擴大集團的盈利影響視乎合資公司的日後表現。董事認為成立合資公司及收購生產設施及提供顧問及培訓服務預期提高本集團的收入及盈利。

負債

完成時經擴大集團的負債於成立合資公司及收購生產設施及提供顧問及培訓服務後將維持不變。

10. 本集團的財務及貿易前景

業務回顧

二零零六年，中粵馬口鐵生產馬口鐵164,986噸，銷售171,254噸，分別比二零零五年大幅增長約43.8%和67.6%；營業額約1,108,939,000港元，比二零零五年增加約39.0%；經營溢利約81,797,000港元，較二零零五年增長約26,702,000港元，增加約

8. 上市規則的含義

由於(i)中粵向合資公司支付及應付的註冊資本及股東貸款(如有);與(ii)合資公司將向POSCO支付及應付的收購生產設施連同POSCO向合資公司將提供的顧問服務及已提供的培訓服務之代價之總金額,合共超過本公司適用的一個或多個百分比率(定義見上市規則第14章)所定的25%但不超過100%,故交易事項根據上市規則第14章構成本公司的主要交易。

由於根據上市規則,(i)成立合資公司構成本公司的主要交易;及(ii)收購生產設施,連同POSCO向合資公司將提供的顧問服務及已提供的培訓構成本公司的主要及關連交易,根據第14.40條,交易事項須經由股東於股東大會上以多數票批准,惟倘若達成第14.44條的條件,則可以股東書面批准代替舉行本公司的正式股東大會。

此外,由於主要及關連交易的適用百分比率(定義見上市規則第14章)超過2.5%,加上預期所涉及代價將超過10,000,000港元,根據上市規則第14A章,須遵守上市規則第14A章的報告、公佈及獨立股東批准的規定。

由於:

(i) 粵海控股持有本公司現有已發行股本約59.36%(該等股本賦予股東出席本公司股東大會並於會上投票的權力);

(ii) 倘若本公司召開批准交易事項的股東大會,概無股東須放棄投票;

(iii) 本公司已取得粵海控股對交易事項的書面批准,以代替舉行本公司的正式股東大會;及

(iv) 聯交所根據第14A.43條授出豁免有關獨立股東批准的規定,本公司毋須根據上市規則就上述目的舉行股東大會。

合資公司

合資公司為本公司的間接非全資附屬公司,主要從事製造及銷售馬口鐵及馬口鐵相關產品。

6. 有關對手方的資料

POSCO

POSCO為一間於韓國註冊成立的公司,主要從事製造及分銷鋼軋產品及鋼軋板,其股份以註冊普通股形式於韓國證券交易所上市及買賣,並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣。

浦項中國

浦項中國為POSCO的全資附屬公司及管理POSCO於中國的附屬公司的控股公司。

7. 訂立合資合同、諒解備忘錄及買賣協議的理由

本集團一直尋求進一步擴大產能及銷售馬口鐵產品的機會。董事會相信,於秦皇島成立合資公司,為本集團擴展其華北業務之良機,而由於POSCO於過去數年一直為中粵馬口鐵供應基板,中粵馬口鐵與POSCO已建立良好合作關係,故本集團將透過取得充足基板供應及提升其馬口鐵生產技術,從合資公司的投資中獲益。POSCO一直是本集團之可靠供應商,而董事會相信該等關係可於成立合資公司後更進一步。董事會預期本集團長遠而言將可從合資公司的投資中獲益。

生產設施將由POSCO向合資公司出售,連同POSCO向合資公司將提供的顧問服務及已提供的培訓服務,有關代價由中粵與POSCO公平基準後釐定,並考慮由本公司委任之獨立專業估值師威格斯資產評估顧問有限公司就生產設施及顧問服務及培訓服務作出之估值(載於本通函附錄三)。

根據上文,董事會認為,合資合同、諒解備忘錄及買賣協議均按公平合理的正常商業條款,經公平磋商後訂立,並符合股東整體利益。

磁加熱器、熱風吹乾機、馬弗爐、清洗箱、靜電甘油器、運送帶、水力系統、電力系統、工序控制系統、其他。測試機器包括錫／鉻層厚度計、親水平衡器及紫外光／可見光分光儀。零件包括滾筒、印刷綫路板、直流電源、倒相器、水力閥、空氣電動機、計時帶、氣閥、驅動軸接、斷路器、滾珠承軸等。生產設施採用改進型弗羅斯坦工藝，為中國現時最先進之馬口鐵生產技術之一。據POSCO表示，於二零零六年十二月三十一日，有關生產設施的原值總額及賬面淨值分別為482億韓圜（相等於約400,100,000港元）及164億韓圜（相等於約136,100,000港元）。

POSOC提供的顧問服務詳情

POSCO將就操作生產設施而向合資公司位於中國河北省秦皇島市的工廠提供46個人一月(man-month)的實地顧問服務。

POSOC提供的培訓服務詳情

POSCO將就操作生產設施而向合資公司的員工提供12個人一月(man-month)於韓國POSCO工廠的培訓服務。

其他資料

於最後實際可行日期，只有部分生產設施付運至合資公司及培訓服務提供予合資公司。主要及關連交易的代價由合資公司收取及將收取合資方的出資支付。

合資公司成立後，由於POSCO將成為合資公司的主要股東，根據上市規則，簽訂買賣協議構成關連交易，因此，根據上市規則，POSCO構成本集團的關連人士。

5. 有關本集團的資料

本公司

本公司及其附屬公司主要業務為製造及銷售馬口鐵及馬口鐵相關產品、物業租賃以及食品代理及食品貿易。

中粵

中粵為本公司的間接全資附屬公司，為一間投資控股公司，其附屬公司主要從事製造及銷售馬口鐵及馬口鐵相關產品。

(ii) 40%的代價將由合資公司於首次生產設施裝船後10日內支付；及

(iii) 其餘40%將由合資公司於生產設施裝船結束後30日內支付。

代價乃經中粵與POSCO公平磋商並參考獨立專業估值師就生產設施於二零零七年一月三十一日之估值約157,751,000港元後釐定。因此，於最後實際可行日期，合資公司已支付約3,521,000美元（相等於約27,463,800港元）作為購入生產設施的訂金。

提供顧問服務的代價

合資公司就POSCO向合資公司提供6個月的顧問服務而將向POSCO支付的代價包括：

(i) 約491,000美元（相等於約3,829,800港元）的款項，按以下方式償付：

  (a) 50%的代價將由合資公司於二零零七年六月三十日或之前支付；及

  (b) 其餘50%將由合資公司於二零零七年十二月三十一日或之前支付；

(ii) 任何於服務期間產生的額外人一小時(man-hour)將按每小時44美元收費；及

(iii) 於服務期間後產生的任何額外日子將按每日454美元收費。

本公司預期在正常情況下，二零零七年十一月三十日前提供顧問服務如可能產生的額外成本將不會多於49,100美元（相等於約382,980港元）。

提供培訓服務的代價

合資公司就POSCO提供的培訓服務而向POSCO支付（及已支付）的代價約63,000美元（相等於約491,400港元）將於二零零七年三月三十一日或之前支付。

生產設施的詳情

生產設施為一套電鍍錫馬口鐵生產機器，最高年產量為250,000噸馬口鐵。機器及設備包括一條電鍍馬口鐵生產綫、三條切割生產綫及測試設備。主要生產機器包括卷車、焊機、展卷機、電平儀、收緊滾筒、轉向滾筒、剪切、打卷台、洗刷滾筒、電

合資公司的目的及業務

合資公司的目的及業務為生產及銷售馬口鐵產品，而POSCO將向合資公司出售及轉讓配備先進技術的生產設施以生產馬口鐵產品。由合資公司生產之馬口鐵產品將主要用作食物及飲品包裝之原材料。

經營年期

合資公司的經營年期為50年，並可在相關中國政府機關批准下予以延長。

董事會成員

合資公司的董事會將包括七位董事，中粵將有權提名其中四位董事，POSCO將有權提名其中三位董事。合資公司的主席將由中粵提名，而副主席則由POSCO提名。

3. 諒解備忘錄

諒解備忘錄載有成立合資公司的架構及程序以及POSCO向合資公司出售生產設施。諒解備忘錄雖具法律約束力，但只作為一份框架協議，而有關收購生產設施進一步的條款及條件已載入買賣協議。根據諒解備忘錄，於合資公司成立後，(i)中粵（作為擁有合資公司66%股權的最大股東）及(ii)POSCO（作為擁有合資公司24%股權的第二大股東）同意生產設施將由POSCO出售予合資公司，代價經由中粵及POSCO公平磋商後釐定，並考慮將由本公司委任之獨立專業估值師威格斯資產評估顧問有限公司就生產設施作出之估值（載於本通函附錄三）。

4. 買賣協議

買賣協議載有生產設施的詳細規格，及POSCO就操作生產設施提供的顧問服務及培訓服務。若干主要條款概述如下：

購入生產設施的代價

合資公司就購入生產設施而向POSCO支付的代價約17,605,000美元（相等於約137,319,000港元），付款方式如下：

(i) 20%的代價由合資公司於簽訂買賣協議後15日內支付（及已支付）作為購買按金；

各董事於作出一切合理查詢後，就彼等所知、所悉及所信，POSCO及浦項中國及其各自的最終實益擁有人於訂立合資合同及諒解備忘錄之日均為獨立於本公司及本公司的關連人士（定義見上市規則）的第三方。

合資公司的性質及股本出資

合資公司於二零零七年二月十六日成立為一間外商合資有限公司。合資公司的註冊資本為30,000,000美元（相當於約234,000,000港元），而該等金額將由合資方按下列方式出資：

	股權百分比
中粵	66%
POSCO	24%
浦項中國	10%
總計	100%

因此，中粵將以19,800,000美元（相等於約154,440,000港元）出資66%之註冊股本。中粵的股本出資將由中粵的內部資源及／或借貸撥付。

根據合資合同，各合資方將按其各自之出資比例分三期向合資公司出資。由合資公司營業牌照簽發日期起計30日內，合資方須就註冊資本之25%出資（「**第一期出資**」）；由第一期出資起計30日內，則須就註冊資本之另外25%出資（「**第二期出資**」）；並由第二期出資起計60日內，就註冊資本之其餘50%出資。因此，於最後實際可行日期，合資方共出資合資公司註冊資本的15,000,000美元（相等於約117,000,000港元）。

合資公司的總投資額將為60,000,000美元（相等於約468,000,000港元），其中包括上述30,000,000美元的註冊股本，餘額則由合資公司將取得的銀行借貸及／或合資方提供的股東貸款撥付。合資方現預期總投資額60,000,000美元將足以購置生產設施，連同POSCO向合資公司將提供的顧問服務及已提供的培訓服務，並為合資公司提供初期的營運資金。

解備忘錄，內容關於合資公司向POSCO收購生產設施，藉以由位於中國河北省秦皇島市的合資公司興建生產馬口鐵產品之製造廠。所訂立之合資合同詳列規管（其中包括）成立及經營合資公司之條款：包括業務範疇、董事會及股東大會、監事會的程序及分派溢利等（與合資公司之章程細則類似）。因此，諒解備忘錄與合資合同乃就不同目的而訂立。

繼本公司日期為二零零七年三月十五日的公告，於二零零七年三月十五日，合資公司與POSCO訂立買賣協議，內容有關(i)合資公司向POSCO收購生產設施，藉以由位於中國河北省秦皇島市的合資公司興建生產馬口鐵產品之製造廠；及(ii)POSCO就操作生產設施提供顧問及培訓服務。

本通函旨在向 閣下提供(其中包括)：

(i) 有關交易事項及持續關連交易；

(ii) 本公司的獨立董事委員會給獨立股東有關主要及關連交易及持續關連交易的函件(載於本函第19頁)；

(iii) 獨立財務顧問給獨立董事委員會及獨立股東有關主要及關連交易及持續關連交易及持續關連交易的相關上限的意見函件(載於本函第20至26頁)；及

(iv) 本公司委任的獨立專業估值師威格斯資產評估顧問有限公司對生產設施及顧問服務及培訓服務而編製的估值報告(載於本函附錄三)。

2. 合資合同

合資合同的詳情如下：

日期

二零零六年十二月二十一日

訂約方

(1) 中粵；

(2) POSCO；及

(3) 浦項中國。

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號:1203)

執行董事:
梁　江(主席)
譚云標
曾翰南

非執行董事:
趙雷力
羅蕃郁
董德才
侯卓冰

獨立非執行董事:
Gerard Joseph McMahon
譚惠珠
李嘉強

註冊辦公室:
香港
皇后大道中24-32號
金鐘匯中心
22樓

敬啟者:

主要交易
成立生產及銷售馬口鐵產品的合資公司

主要及關連交易
收購生產設施
及提供顧問及培訓服務
及
基板供應的持續關連交易

I. 成立合資公司及收購生產設施及提供顧問及培訓服務

1. 緒言

繼本公司日期為二零零七年一月八日的公告,宣布於二零零六年十二月二十一日,中粵與POSCO及浦項中國訂立有關成立合資公司的合資合同,而中粵亦與POSCO訂立諒

「中粵馬口鐵」	指	中山中粵馬口鐵工業有限公司，一間於一九八九年六月二十二日在中國成立的中外股權合資公司，現時為本公司之全資附屬公司；
「%」	指	百分比；
「韓圜」	指	韓圜，南韓的法定貨幣。

倘本通函的實體的中文名稱與英文名稱有異，概以中文版本為準。

港元兑美元乃按1.00美元=7.8港元的匯率換算。

港元兑韓圜乃按1.00港元=120.48韓圜的匯率換算。

上述的匯率僅適用於本通函，並只作參考用途，且並不表示以上述貨幣列值的任何金額可按有關匯率或任何其他匯率換算。

「POSCO」	指	株式會社POSCO，一間於韓國註冊成立的公司，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣；
「浦項中國」	指	浦項(中國)投資有限公司，一間於中國註冊成立的公司，為POSCO的全資附屬公司；
「POSCO集團」	指	POSCO及其附屬公司；
「中國」	指	中華人民共和國；
「生產設施」	指	根據諒解備忘錄及買賣協議，將由合資公司收購的生產設施；
「人民幣」	指	人民幣，中國法定貨幣；
「買賣協議」	指	中粵與POSCO就合資公司收購生產設施，連同POSCO向合資公司提供顧問服務及培訓服務，而於二零零七年三月十五日訂立的有條件買賣協議；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東」	指	股份持有人；
「股份」	指	本公司股本中每股面值0.50港元的股份；
「聯交所」	指	香港聯合交易所有限公司；
「交易事項」	指	成立合資公司及將由合資公司收購生產設施，連同POSCO向合資公司提供顧問服務及培訓服務；
「美元」	指	美元，美國的法定貨幣；
「中粵」	指	中粵材料有限公司，一間於香港註冊成立的有限公司，為本公司的間接全資附屬公司；

「合資合同」	指	由中粵、POSCO及浦項中國於二零零六年十二月二十一日訂立的有條件合資合同，詳情載於本通函「董事會函件」「I.成立合資公司及收購生產設施及提供顧問及培訓服務 — 2.合資合同」一節；
「合資公司」	指	中粵浦項(秦皇島)馬口鐵工業有限公司，根據合資合同的條款，將按中國法例註冊於二零零七年二月十六日成立的外商合資有限公司，由本公司間接持有66%、POSCO持有24%及浦項中國持有10%；
「合資公司董事會」	指	合資公司的董事會；
「合資方」	指	中粵、POSCO及浦項中國(合資合同所有訂約方)的統稱；
「最後實際可行日期」	指	二零零七年四月二十六日，即本通函付印前確定所載若干資料的最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「主要及關連交易」	指	由合資公司向POSCO收購生產設施，連同POSCO向合資公司提供的顧問服務(包括但不限於本通函「提供顧問服務的代價」一節段(ii)項下的額外服務)及培訓服務，詳情載於本通函「董事會函件」「I. 成立合資公司及收購生產設施及提供顧問及培訓服務」一節；
「諒解備忘錄」	指	中粵與POSCO於二零零六年十二月二十一日訂立的諒解備忘錄；

於本通函內，除文義另有指明外，下列詞彙具有以下涵義：

「董事會」	指	董事會；
「本公司」	指	廣南（集團）有限公司，其股份於聯交所上市；
「持續關連交易」	指	由POSCO向中粵馬口鐵及合資公司供應基板，詳情載於本通函「董事會函件」「II. 持續關連交易」一節；
「董事」	指	本公司董事；
「經擴大集團」	指	成立合資公司及收購生產設施及提供顧問及培訓服務經擴大的本集團；
「粵海控股」	指	粵海控股集團有限公司，一間於香港註冊成立的有限公司，為本公司的控股股東，並於最後實際可行日期持有佔本公司已發行股本約59.36%；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港幣，香港法定貨幣；
「香港」	指	中國香港特別行政區；
「獨立董事委員會」	指	由獨立非執行董事Gerard Joseph McMahon先生、李嘉強先生及譚惠珠小姐組成的董事委員會；
「獨立財務顧問」	指	聯昌國際證券(香港）有限公司，根據證券及期貨條例可進行第一類（證券交易）、第四類（就證券提供意見）及第六類（就企業融資提供意見）就證券及期貨條例受規管活動的持牌法團，就主要及關連交易及持續關連交易及持續關連交易的相關上限向本公司的獨立董事委員會及獨立股東提供意見的獨立財務顧問；

此乃要件 請即處理

閣下如對本通函任何內容或應採取之行動有任何疑問，應諮詢 閣下之持牌證券商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓全部名下本公司之股份，應立即將本通函連同隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓的銀行、持牌證券商、持牌法團或其他代理商，以便轉交買主或承讓人。

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

主要交易
成立生產及銷售馬口鐵產品的合資公司

主要及關連交易
收購生產設施
及提供顧問及培訓服務
及
基板供應的持續關連交易

廣南(集團)有限公司
獨立董事委員會及獨立股東的
獨立財務顧問

CIMB

聯昌國際證券(香港)有限公司

董事會函件載於本通函第5至18頁。獨立董事委員會函件載本通函第19頁。載有獨立財務顧問聯昌國際證券(香港)有限公司向獨立董事委員會及獨立股東提供意見的函件載於本通函第20至26頁。

二零零七年四月三十日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangnan (Holdings) Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

CONTINUING CONNECTED TRANSACTION

Independent Financial Adviser to the Independent Board Committee and Independent Shareholders of Guangnan (Holdings) Limited

CIMB

CIMB-GK Securities (HK) Limited

A letter from the Board is set out on pages 4 to 9 of this circular. A letter from the Independent Board Committee is set out on page 10 of this circular. A letter from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 11 to 14 of this circular.

24 December 2008

CONTENTS

In this circular, the following terms and expressions shall have the following meanings unless the context otherwise requires:

"Board"	the board of Directors;
"Company"	Guangnan (Holdings) Limited, the Shares of which are listed on the Stock Exchange;
"Consideration"	as defined in the section headed "Consideration for the supply and sale of tinplate products" in the letter from the Board of this circular;
"Continuing Connected Transaction (2009)"	the supply and sale of tinplate products by Zhongyue Posco (Qinhuangdao) pursuant to the Framework Agreement with POSCO-China (as export distributor) and POSCO-Asia (as POSCO-China's agent) carrying out the export distribution of the said tinplate products;
"Directors"	directors of the Company;
"Fee"	1.5% of free on board ("FOB") Qinhuangdao price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of tinplate products supplied by Zhongyue Posco (Qinhuangdao). The FOB Qinhuangdao price is the price of the relevant tinplate products only, which is different from the Price, as the Price may include the transportation expenses, insurance and other related expenses to be incurred for the delivery of the tinplate products from Qinhuangdao to the overseas customers;
"Framework Agreement"	the framework agreement dated 11 December 2007 entered into between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia;
"GDH"	GDH Limited, a company incorporated in Hong Kong with limited liability and is the controlling Shareholder of the Company;
"Group"	the Company and its subsidiaries;
"HK$"	Hong Kong Dollar, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Independent Board Committee"	a committee of the Board comprising Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria, and Mr. Li Kar Keung, Caspar, being the independent non-executive Directors;
"Independent Shareholders"	the meaning ascribed to it in Chapter 14A of the Listing Rules;

"Independent Financial Adviser"	CIMB-GK Securities (HK) Limited, a licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transaction (2009) and the annual cap in relation to the Continuing Connected Transaction (2009);
"Latest Practicable Date"	22 December 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"POSCO"	株式會社 POSCO (POSCO Co., Ltd.), a company incorporated in Korea, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts;
"POSCO Group"	POSCO and its subsidiaries;
"POSCO-Asia"	POSCO Asia Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of POSCO;
"POSCO-China"	浦項(中國)投資有限公司 (POSCO-China Holding Corporation), a company incorporated in the PRC and a wholly-owned subsidiary of POSCO;
"Price"	the contract price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of the tinplate products supplied by Zhongyue Posco (Qinhuangdao);
"PRC"	the People's Republic of China (which, for the purposes of this circular, excludes Hong Kong, Macau and Taiwan);
"SFO"	Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong);
"Shareholder(s)"	holder(s) of the Shares of the Company;
"Shares"	shares of HK$0.50 each in the share capital of the Company;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"US$"	United States Dollar, the lawful currency of the United States of America;
"Zhongyue Posco (Qinhuangdao)"	中粵浦項(秦皇島)馬口鐵工業有限公司 (Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd), a 外商合資有限公司 (foreign joint venture limited company) incorporated on 16 February 2007 in accordance with PRC law which is 66% indirectly owned by the Company, 24% owned by POSCO and 10% owned by POSCO-China; and
"%"	per cent.

Conversion of Hong Kong dollars into United States dollars is based on the exchange rate of US$1.00 = HK$7.8.

The exchange rate referred above is for use in this circular and for illustration purpose only, no representation is made or given that any amount in the currency referred above can be converted at such rate or any other rate.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

Executive Directors:
Liang Jiang *(Chairman)*
Li Li *(Deputy Chairman)*
Tan Yunbiao *(General Manager)*
Sung Hem Kuen *(Chief Financial Officer)*

Non-executive Directors:
Huang Xiaofeng
Luo Fanyu
Hou Zhuobing

Independent non-executive Directors:
Gerard Joseph McMahon
Tam Wai Chu, Maria
Li Kar Keung, Caspar

Registered office:
22nd Floor
Tesbury Centre
24–32 Queen's Road East
Hong Kong

24 December 2008

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION

1. INTRODUCTION

Reference is made to the announcement of the Company dated 5 December 2008. Pursuant to the Framework Agreement dated 11 December 2007 entered into between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia, POSCO-China has been appointed as Zhongyue Posco (Qinhuangdao)'s export distributor and POSCO-China has nominated POSCO-Asia to carry out the related export distribution activities such that Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products.

It is proposed that the Framework Agreement shall be renewed for one year commencing 1 January 2009 and Zhongyue Posco (Qinhuangdao) will only renew the Framework Agreement if the Company obtains the approval of GDH in manner referred to in this circular. The arrangements contemplated under the Framework Agreement will constitute a non-exempt continuing connected transaction of the Company under the Listing Rules, as POSCO-China is a substantial shareholder of Zhongyue Posco

(Qinhuangdao) and POSCO-Asia is a wholly-owned subsidiary of POSCO, which is also a substantial shareholder of Zhongyue Posco (Qinhuangdao), and therefore both POSCO-China and POSCO-Asia are connected persons of the Company under the Listing Rules.

2. FRAMEWORK AGREEMENT

The Framework Agreement sets out the arrangements concerning the supply and sale of tinplate products by Zhongyue Posco (Qinhuangdao) and the export distribution of such products between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia. Such supply and sale of tinplate products contemplated under the Framework Agreement will constitute a non-exempt continuing connected transaction for the Company under the Listing Rules, as POSCO-China is a substantial shareholder of Zhongyue Posco (Qinhuangdao) and POSCO-Asia is a wholly-owned subsidiary of POSCO, which is also a substantial shareholder of Zhongyue Posco (Qinhuangdao), and therefore both POSCO-China and POSCO-Asia are connected persons of the Company under the Listing Rules.

A summary of certain principal terms of the Framework Agreement is as follows:

Parties

(1) Zhongyue Posco (Qinhuangdao);

(2) POSCO-China; and

(3) POSCO-Asia.

Term

The Framework Agreement is initially for a term of one year commencing on 1 January 2008 and renewable annually if the parties thereto do not have any written objection of such renewal on the date of expiration. Each party to the Framework Agreement may terminate it at its sole discretion by serving a notice of objection to such renewal to the other parties prior to the expiration of the Framework Agreement. It is proposed that the Framework Agreement shall be renewed for one year commencing on 1 January 2009 and Zhongyue Posco (Qinhuangdao) will not give a written objection to the renewal of the Framework Agreement if the Company obtains the approval of GDH and the waiver of the Stock Exchange in manner referred to in this circular. The Company will procure Zhongyue Posco (Qinhuangdao) to comply with all the relevant requirements under the Listing Rules for the renewal of the Framework Agreement.

Details of the arrangements under the Framework Agreement

Zhongyue Posco (Qinhuangdao) has appointed and, if the Framework Agreement is renewed, will continue to appoint POSCO-China as its export distributor of its tinplate products. In this connection, if the Framework Agreement is renewed, POSCO-Asia will continue to carry out the related export distribution for POSCO-China. POSCO-China has assured Zhongyue Posco (Qinhuangdao) that at least 35% of its tinplate products will be exported. Such 35% sales assurance is a target under the Framework Agreement and there will be no consequence for any failure to achieve such target. Zhongyue Posco (Qinhuangdao) will enter into individual sales contracts with POSCO-Asia in relation to the supply and sale of tinplate products.

Consideration for the supply and sale of tinplate products

The consideration (the "Consideration") for the tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) for export distribution will be the Price minus the Fee. The Price will be determined based on the prevailing market prices of tinplate products and the Fee will be determined after arm's length negotiation between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia. The tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) for export distribution will be on terms no more favourable than those supplied by Zhongyue Posco (Qinhuangdao) or other members of the Group to independent third parties who are distributors of the Group. The consideration of the tinplate products to be purchased by POSCO-Asia will be settled by letters of credit.

The supply and sale of tinplate products by Zhongyue Posco (Qinhuangdao) to POSCO-Asia will be carried out in the ordinary and usual course of business of Zhongyue Posco (Qinhuangdao) and on normal commercial terms from the perspective of Zhongyue Posco (Qinhuangdao), and the terms of the transactions will be fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Reasons for the continuing connected transaction

The Board considers that it is in the interests of the Company and its Shareholders for Zhongyue Posco (Qinhuangdao) to continue to (i) supply and sell tinplate products pursuant to the Framework Agreement; and (ii) appoint POSCO-China to be its export distributor with POSCO-Asia carrying out the export distribution on behalf of POSCO-China, as POSCO-Asia has extensive sales networks outside the PRC, and that the Continuing Connected Transaction (2009) will enable Zhongyue Posco (Qinhuangdao) to better distribute its tinplate products to overseas market.

The Board considers that the Continuing Connected Transaction (2009) is on normal commercial terms, fair and reasonable and in the interests of the Company and its Shareholders as a whole.

Proposed annual cap for the Continuing Connected Transaction (2009)

Historical cap

The annual cap for the continuing connected transaction under the Framework Agreement for the year ending 31 December 2008 was US$107,281,000 (approximately HK$836,791,800). For the ten months ended 31 October 2008, according to the management accounts of Zhongyue Posco (Qinhuangdao) and taking into account the fact that commercial operation of its tinplate products production facilities only commenced since late February 2008, the aggregate of the Consideration received by Zhongyue Posco (Qinhuangdao) from POSCO-Asia was US$57,677,000 (or approximately HK$449,880,600) (the "Historical Consideration").

Proposed cap for 2009

The Board estimates that the annual cap for the transactions under the Continuing Connected Transaction (2009) will not exceed US$198,270,000 (approximately HK$1,546,506,000) for the year ending 31 December 2009.

Such cap was determined by reference to (i) the amount of the Historical Consideration and taking into account that such amount is not representative of a normal year operation due to the fact that the management accounts are only for the ten months ended 31 October 2008 and that commercial operation of Zhongyue Posco (Qinhuangdao)'s tinplate products production facilities only commenced since late February 2008; (ii) the Company's projection of the production of the tinplate products to be manufactured by Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2009; (iii) the anticipated demand of the clients of POSCO-Asia for the year ending 31 December 2009; and (iv) the anticipated trend of the market price of tinplate products for the year ending 31 December 2009. The Company anticipates that the tinplate products to be manufactured by Zhongyue Posco (Qinhuangdao), the demand of the clients of POSCO-Asia and the trend of the market price of tinplate products for the year ending 31 December 2009 may be higher than those for the year ending 31 December 2008.

3. LISTING RULES IMPLICATIONS

As the applicable percentage ratios (as defined in Chapter 14 of the Listing Rules) for the proposed annual cap for the Continuing Connected Transaction (2009) for the year ending 31 December 2009 is more than 2.5% and more than HK$10,000,000, in accordance with Chapter 14A of the Listing Rules, the Continuing Connected Transaction (2009) and the relevant annual cap is subject to the reporting, announcement and Independent Shareholders' approval requirements under the Listing Rules and will be subject to the annual review requirements of Rules 14A.37 and 14A.38.

However, since:

(i) GDH holds 537,198,868 Shares (representing approximately 59.32% of the Company's issued share capital) giving the right to attend and vote at the Shareholders' meeting;

(ii) none of the Shareholders is required to abstain from voting if the Company was to convene a general meeting to approve the Continuing Connected Transaction (2009);

(iii) the Company has obtained a written approval from GDH to approve the Continuing Connected Transaction (2009) in lieu of holding a formal Shareholders' meeting; and

(iv) the Stock Exchange has granted a waiver pursuant to Rule 14A.43 of the Listing Rules in relation to the Independent Shareholders' approval requirement,

no Shareholders' meeting is required for the said purpose of the Listing Rules.

4. INFORMATION ON THE GROUP

Information on the Company

The Company and its subsidiaries are principally engaged in the manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs.

Information on Zhongyue Posco (Qinhuangdao)

Zhongyue Posco (Qinhuangdao) is a non wholly-owned subsidiary of the Company and is principally engaged in the manufacture and sale of tinplates and tinplate related products.

5. INFORMATION ON THE COUNTERPARTIES

Information on POSCO

POSCO is a company incorporated in Korea and is principally engaged in the manufacture and distribution of rolled steel products and plates, the shares of which are listed and traded on the Korea Stock Exchange as registered common stock and on the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange as depository receipts.

Information on POSCO-China

POSCO-China is a wholly-owned subsidiary of POSCO and is principally engaged in investment holding.

Information on POSCO-Asia

POSCO-Asia is a wholly-owned subsidiary of POSCO and is principally engaged in trading of steel and tinplate products.

6. INDEPENDENT ADVICE

Independent Board Committee

An Independent Board Committee comprising the independent non-executive Directors (namely, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar) has been appointed by the Company to consider the terms of the Continuing Connected Transaction (2009) and the annual cap in relation to the Continuing Connected Transaction (2009). The Independent Board Committee has been appointed to advise the Independent Shareholders as to whether the terms of the Continuing Connected Transaction (2009) and the annual cap in relation to the Continuing Connected Transaction (2009) are on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Independent Financial Adviser

The Independent Financial Adviser has been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Continuing Connected Transaction (2009) and the annual cap in relation to the Continuing Connected Transaction (2009) are on normal commercial terms, in the ordinary and usual course of business, fair and reasonable and in the interests of the Company and the Shareholders as a whole.

7. FURTHER INFORMATION

Your attention is drawn to (i) the letter setting out the advice from the Independent Board Committee to the Independent Shareholders, which is set out on page 10 of this circular; (ii) the letter of advice from the Independent Financial Adviser setting out its advice to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Continuing Connected Transaction (2009) and the annual cap in relation to the Continuing Connected Transaction (2009), which is set out on pages 11 to 14 of this circular; and (iii) the additional information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
GUANGNAN (HOLDINGS) LIMITED
Liang Jiang
Chairman

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 1203)

24 December 2008

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTION

We refer to the circular of the Company dated 24 December 2008 (the "Circular"), of which this letter forms part. Terms defined herein shall have the same meanings as defined in the Circular unless the context otherwise requires.

We, being the Directors constituting the Independent Board Committee, have been appointed by the Board to advise you as to whether the terms of the Continuing Connected Transaction (2009) and the annual cap in relation to the Continuing Connected Transaction (2009) are on normal commercial terms, fair and reasonable insofar as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

We wish to draw your attention to the letter from the Board, which is set out on pages 4 to 9 of the Circular, and the letter of advice from CIMB-GK Securities (HK) Limited, the Independent Financial Adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders, setting out its advice to us in respect of the terms of the Continuing Connected Transaction (2009) and the annual cap in relation to the Continuing Connected Transaction (2009), as set out on pages 11 to 14 of the Circular.

Having considered the terms of the Continuing Connected Transaction (2009) and the annual cap in relation to the Continuing Connected Transaction (2009) and the advice of CIMB-GK Securities (HK) Limited, we are of opinion that the terms of the Continuing Connected Transaction (2009) and the annual cap in relation to the Continuing Connected Transaction (2009) are fair and reasonable insofar as the Independent Shareholders are concerned and the terms of the Continuing Connected Transaction (2009) and the annual cap in relation to the Continuing Connected Transaction (2009) are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
Independent Board Committee

Li Kar Keung, Caspar	**Gerard Joseph McMahon**	**Tam Wai Chu, Maria**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

CIMB

CIMB-GK Securities (HK) Limited

25/F Central Tower
28 Queen's Road Central
Hong Kong

24 December 2008

To the Independent Board Committee and the Independent Shareholders of Guangnan (Holdings) Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTION

We refer to our engagement as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in relation to the Continuing Connected Transaction (2009) and the annual cap contemplated under the Framework Agreement, details of which are contained in a circular (the "Circular") to the Shareholders dated 24 December 2008, of which this letter forms part. Terms used in this letter have the same meanings as defined in the Circular.

An Independent Board Committee comprising Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar, being the independent non-executive Directors, has been formed to advise the Independent Shareholders in relation to the Continuing Connected Transaction (2009) and the annual cap. As none of the Shareholders is required to abstain from voting if the Company was to convene a general meeting for the approval of the Continuing Connected Transaction (2009) and the annual cap, the Company has obtained a written approval from GDH who holds approximately 59.32% of the Company's existing issued share capital to approve the Continuing Connected Transaction (2009) and the annual cap in lieu of holding a formal Shareholders' meeting of the Company. The Stock Exchange has granted the waiver pursuant to Rule 14A.43 of the Listing Rules, and no Shareholders' meeting of the Company will be required to be convened for the approval of the Continuing Connected Transaction (2009) and the annual cap.

In formulating our recommendation, we have relied on the information and facts contained or referred to in the Circular as well as the representations made or provided by the Directors and senior management of the Company. The Directors have declared in a responsibility statement set out in the Appendix to the Circular that they collectively and individually accept full responsibility for the accuracy of the information contained and representations made in the Circular. We have also assumed that the information and the Directors' representations contained or referred to in the Circular were true and accurate at the time they were made and continue to be so at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. We have also been advised by the Directors and believe that no material facts have been omitted from the Circular.

We consider that we have reviewed sufficient information and have taken reasonable steps to reach an informed view, to justify reliance on the accuracy of the information contained and the Directors' representations made in the Circular and to provide a reasonable basis for our recommendation. We have not, however, conducted an independent verification of the information nor have we conducted any form of in-depth investigation into the businesses and affairs or the prospects of the Company, POSCO or any of their respective subsidiaries or associates.

PRINCIPAL FACTORS CONSIDERED

In arriving at our opinion in respect of the Continuing Connected Transaction (2009) and the annual cap, we have considered the following principal factors and reasons:

Background and rationale

The Company and its subsidiaries are principally engaged in manufacture and sale of tinplates and tinplate related products, property leasing, and distribution and trading of foodstuffs. Zhongyue Posco (Qinhuangdao) is a non wholly-owned subsidiary of the Company principally engaged in the manufacture and sale of tinplates and tinplate related products. POSCO is a company incorporated in Korea and is principally engaged in manufacturing and distributing steel rolled products and plates. POSCO-China is a wholly-owned subsidiary of POSCO and is principally engaged in investment holding.

Pursuant to the Framework Agreement which is proposed to be renewed for one year commencing on 1 January 2009, Zhongyue Posco (Qinhuangdao) will continue to appoint POSCO-China as its export distributor for the sale of its tinplate products and POSCO-China will continue to nominate POSCO-Asia to carry out the related export distribution. Zhongyue Posco (Qinhuangdao) will enter into individual sales contract with POSCO-Asia in relation to the supply and sale of tinplate products. POSCO-Asia is a wholly-owned subsidiary of POSCO and principally engaged in trading of steel. POSCO-China will assure that at least 35% of the tinplate products produced by Zhongyue Posco (Qinhuangdao) will be exported. However, such 35% sales assurance is only a target aiming to be achieved by the parties to the Framework Agreement and there will be no consequence for failure to achieve such target.

The Board considers that it is in the interests of the Company and the Shareholders for Zhongyue Posco (Qinhuangdao) to (i) supply and sell tinplate products pursuant to the Framework Agreement; and (ii) appoint POSCO-China to be its export distributor, as POSCO-Asia has extensive sales network overseas. Therefore, the Continuing Connected Transaction (2009) will enable the Group to better distribute the tinplate products of Zhongyue Posco (Qinhuangdao) to overseas market.

We have been advised by the management of the Company and noted that POSCO-Asia has an established sales network overseas which we believe would facilitate Zhongyue Posco (Qinhuangdao) to develop the overseas market. In addition, as the Continuing Connected Transaction (2009) falls within the usual and ordinary course of business of the Group, we consider that the Continuing Connected Transaction (2009) is in the interest of the Company and the Shareholders as a whole.

Basis of determination

Pursuant to the Framework Agreement, the consideration of the tinplate products to be purchased by POSCO-Asia from Zhongyue Posco (Qinhuangdao) for the export distribution to be carried out by POSCO-Asia will be the Price minus the Fee (being 1.5% of free on board (FOB) Qinuangdao price of each individual sales contract to be entered into between POSCO-Asia and its overseas customers for the sale of tinplate products supplied by Zhongyue Posco (Qinhuangdao)). The Price will be determined based on the prevailing market rate of tinplate products. The Fee will be determined after arm's length negotiation between Zhongyue Posco (Qinhuangdao), POSCO-China and POSCO-Asia, and will be on terms no more favourable than those payable by Zhongyue Posco (Quinhuangdao) or other members of the Group to independent third party who is a distributor of the Group. In considering the reasonableness of the Fee, we have reviewed a distribution agreement between the Group and an independent distribution agent entered into in 2008. We noted that the commission payable to the independent distribution agent of 1.34% is slightly less than the Fee. As advised by the management of the Company, they normally determine the commission rates payable to distribution agents based on their ability of generating sales to the Group. In the case of POSCO-China, they consider the substantial sales-generating potential of POSCO-China a valuable competency which can justify the slightly higher commission rate than the other distribution agents. Based on the information available to us by the management of the Company, POSCO-China has been exporting more than 50% of the total sales of Zhongyue Posco (Qinhuangdao) through the extensive overseas sales network of POSCO-Asia in the Middle East, the Southeast Asia and Russia in 2008. We also noted that the target sales volume under the independent distribution agreement represents less than 10% of the total sales volume generated by POSCO-Asia under the Framework Agreement in 2008. This explains why the commission rate payable to the independent distribution agent is slightly less than the rate of the Fee of 1.5%. On such basis, we find the explanation given by the management of the Company commercially acceptable and are of the opinion that the Fee is no more favourable as compared with the commission payable to the independent distribution agent after taking into account the significant sales volume generated by POSCO-China in 2008.

Views

Having considered the above, we consider that the terms of the Framework Agreement are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

The annual cap

The annual cap (the "Cap") for the Continuing Connected Transaction (2009) will not exceed US$198,270,000 (approximately HK$1,546,506,000) for the year ending 31 December 2009. The Directors have determined the annual cap for the Continuing Connected Transaction (2009) with reference to the following principal factors:

- the amount of the Historical Consideration received by Zhongyue Posco (Qinhuangdao) for the ten months ended 31 October 2008;
- the Company's projection of the production of the tinplate products to be manufactured by Zhongyue Posco (Qinhuangdao) for the year ending 31 December 2009;

- the anticipated demand of the clients of POSCO-Asia for the year ending 31 December 2009; and
- the anticipated trend of the market price of tinplate products for the year ending 31 December 2009.

In assessing the fairness of the Cap, we have reviewed the Historical Consideration received by Zhongyue Posco (Qinhuangdao). We note that the Cap represents an increase of approximately US$141 million as compared to the Historical Consideration. We understand from the management of the Company that the Historical Consideration is relatively low because the commercial operation of Zhongyue Posco (Qinhuangdao)'s tinplate products production facilities only commenced in late February 2008 and the Directors have therefore made reference to the recent monthly production volume in determining the Cap. We have also reviewed the reasonableness of the projected production of Zhongyue Posco (Qinhuangdao) in 2009 as compared to the actual production volume in 2008, the anticipated demand from POSCO-Asia's indication of its customer demand of tinplate products, the historical price trend of tinplate products in 2008 in the market and noted their consistency with the basis of determining the Cap.

Views

Based on the above, we are of the view that the Cap for the Continuing Connected Transaction (2009) is fair and reasonable so far as the Company and the Independent Shareholders are concerned. However, as the Cap relates to future events and is based on assumptions which may or may not remain valid for the entire period up to 31 December 2009, we express no opinion as to how closely the actual amount of the Continuing Connected Transaction (2009) corresponds with the Cap.

RECOMMENDATION

Having considered the principal factors and reasons referred to the above, we consider that the Continuing Connected Transaction (2009) falls within the usual and ordinary course of business of the Group, is in the interests of the Company and the Shareholders as a whole, and that the terms thereof are of normal commercial terms, which, include the Cap, are fair and reasonable so far as the Company and Independent Shareholders are concerned. Accordingly, we advise the Independent Shareholders and the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Continuing Connected Transaction (2009) and the annual cap contemplated under the Framework Agreement if the Company was to convene a general meeting for the approval of the Continuing Connected Transaction (2009) and the annual cap contemplated under the Framework Agreement.

Yours faithfully,
For and on behalf of
CIMB-GK Securities (HK) Limited

Alex Lau
Director
Head of Corporate Finance

Mabel Lam
Senior Vice President

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

Directors' and chief executives' interests and short positions in Shares, underlying Shares and debentures

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) which were required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or, the chief executives of the Company were taken or deemed to have under such provisions of the SFO); or (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Listing Rules were as follows:

I. ***Long positions in ordinary shares***

(i) *The Company*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Liang Jiang	380,000	0.042%
Li Li	1,577,000	0.174%
Gerard Joseph McMahon	100,000	0.011%
Tam Wai Chu, Maria	200,000	0.022%

(ii) *Guangdong Investment Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Hou Zhuobing	32,000	0.001%

(iii) *Kingway Brewery Holdings Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	86,444	0.005%

(iv) *Guangdong Tannery Limited*

Name of Director	Number of ordinary shares held (personal interests)	Approximate % of issued share capital held
Luo Fanyu	70,000	0.013%

Note: Guangdong Investment Limited, Kingway Brewery Holdings Limited and Guangdong Tannery Limited are associated corporations of the Company within the meaning of Part XV of the SFO.

II. *Long positions in options relating to ordinary shares*

(i) *The Company*

Name of Director	Date of share options granted# (dd.mm.yy)	Number of share options		Exercisable period of share options* (dd.mm.yy)	During the period Number of share options			Price per Share to be paid on exercise of share options HK$
		Held on 01/01/ 2008 ('000)	Held on Latest Practicable Date ('000)		Exercised ('000)	Lapsed ('000)	Cancelled ('000)	
Liang Jiang	09.03.06	2,000	2,000	09.06.06–08.03.16	—	—	—	1.660
Tan Yunbiao	06.02.04**	1,500	1,500	06.05.04–05.05.09	—	—	—	1.582
	09.03.06	2,000	2,000	09.06.06–08.03.16	—	—	—	1.660
Luo Fanyu	09.03.06	200	200	09.06.06–08.03.16	—	—	—	1.660
Gerard Joseph McMahon	09.03.06	200	200	09.06.06–08.03.16	—	—	—	1.660
Li Kar Keung, Caspar	09.03.06	200	200	09.06.06–08.03.16	—	—	—	1.660

(ii) *Guangdong Investment Limited*

Name of Director	Date of share options granted[##] (dd.mm.yy)	Number of share options: Held on 01/01/2008 ('000)	Number of share options: Held on Latest Practicable Date ('000)	Exercisable period of share options[*] (dd.mm.yy)	During the period Number of share options: Exercised ('000)	Lapsed ('000)	Cancelled ('000)	Price per Share to be paid on exercise of share options HK$
Huang Xiaofeng	24.10.08	—	2,280,000	24.10.10–23.04.14	—	—	—	1.880
	24.10.08	—	1,710,000	24.10.11–23.04.14	—	—	—	1.880
	24.10.08	—	570,000	24.10.12–23.04.14	—	—	—	1.880
	24.10.08	—	1,140,000	24.10.13–23.04.14	—	—	—	1.880

The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.

The vesting period of the share options is from the date of grant until the commencement of the exercisable period.

* If the last day of any of the option periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

** For those options granted on 6 February 2004, the number of options outstanding and the option exercise price were adjusted as a result of the consolidation of the ordinary shares that took effect on 19 December 2005.

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Group, as at the Latest Practicable Date, none of the Directors and chief executives of the Company had any interests or, short positions in Shares, underlying Shares or debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which the Directors or the chief executives were taken or deemed to have under such provisions of the SFO); or, (ii) recorded in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

Share options of the Company

As at the Latest Practicable Date, the Company had the following outstanding share options. Each option gives the holder the right to subscribe for one Share.

Category	Date of share options granted[#] (dd.mm.yy)	Number of share options: Held on 01/01/2008 ('000)	Number of share options: Held on Latest Practicable Date ('000)	Exercisable period of share options[*] (dd.mm.yy)	During the period Number of share options: Exercised ('000)	Lapsed ('000)	Cancelled ('000)	Price per Share to be paid on exercise of share options HK$
Tsang Hon Nam	09.03.06	300	300	09.06.06–08.03.16	—	—	—	1.660
Employees and other participants	06.02.04**	3,000	—	06.05.04–05.05.09	—	—	3,000	1.582
	09.03.06	4,850	150	09.06.06–08.03.16	—	1,500	3,200	1.660

\# The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with Company or its subsidiaries, whichever is the later.

* If the last day of any of the option period is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.

** For those options granted on 6 February 2004, the number of options outstanding and the option exercise price were adjusted as a result of the consolidation of the ordinary shares that took effect on 19 December 2005.

Arrangements to acquire Shares or debentures

Except for the share options held by the Directors as mentioned above in the section "Directors' and chief executives' interests and short positions in Shares, underlying Shares and debentures", as at the Latest Practicable Date, none of the Company or any of its subsidiaries, its holding companies or any subsidiary of its holding companies is a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of Shares in, or debentures of, the Company or any other body corporate.

Substantial Shareholders

As at the Latest Practicable Date, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors and chief executives of the Company) had interests or short positions in Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital:

Name of substantial Shareholder	Number of Shares beneficially held	Approximate % of issued share capital held	Long/short positions
廣東粵海控股有限公司 (Guangdong Holdings Limited) ("Guangdong Holdings")*(Note 1 and Note 2)*	537,198,868	59.32%	Long Position
GDH*(Note 3)*	537,198,868	59.32%	Long Position

Notes:

1. The attributable interest which Guangdong Holdings has in the Company is held through its 100% direct interest in GDH.

2. Mr. Huang Xiaofeng, a Director, is a director and the deputy general manager of Guangdong Holdings. Mr. Luo Fanyu, a Director, is the chief legal officer of Guangdong Holdings. Ms. Hou Zhuobing, a Director, is the general manager of finance department of Guangdong Holdings.

3. Mr. Liang Jiang, a Director, is a director of GDH. Mr. Huang Xiaofeng, a Director, is a director and the deputy general manager of GDH. Mr. Luo Fanyu, a Director, is a director and the chief legal officer and general manager of legal department of GDH. Ms. Hou Zhuobing, a Director, is the general manager of finance department of GDH.

Name of subsidiaries	Name of substantial Shareholder	Approximate % of issued share capital held	Long/short positions
Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd.	POSCO	24%	Long Position
	POSCO-China	10%	Long Position
Guangdong Guangnan Tianmei Food Development Co., Ltd. (was petitioned to court for liquidation)	廣東省食品企業集團公司 (Guangdong Foodstuffs Enterprises Group Corporation*)	45%	Long Position
Guangnan (KK) Supermarket Limited (in liquidation)	Halifax Development Company Limited	12.5%	Long Position
	Red Lake Investments Limited	17.5%	Long Position
Guangnan Live Pigs Trading Limited	Skymax Trading Limited	49%	Long Position

* *For identification purpose only*

Save as disclosed above, as at the Latest Practicable Date, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the Shares or underlying Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital. Furthermore, save as disclosed above, as at the Latest Practicable Date, none of the Directors is a director or employee of a company which has an interest in the Shares and underlying Shares of the Company which would fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO.

3. LITIGATION

As at the Latest Practicable Date, no member of the Group is engaged in any litigation or arbitration proceedings of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Group.

4. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors has a service contract with any member of the Group that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

5. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Mr. Huang Xiaofeng, a Director, is also a director of Guangdong Holdings and GDH. Messrs. Liang Jiang and Luo Fanyu, Directors, are also directors of GDH. GDH is a wholly-owned subsidiary of Guangdong Holdings. Guangdong Holdings and its subsidiaries other than the Group (the "Guangdong Holdings Group") have a wide range of business interests which include distribution of live and fresh foodstuffs, development of properties and leasing of properties. Both the Guangdong Holdings Group and the Group have been engaged in the businesses of distribution of live and fresh foodstuffs and properties leasing. However, the Directors are of the view that no direct or indirect competition in any material respect exists between the businesses of the Guangdong Holdings Group and those of the Group.

Mr. Li Li, a Director, is also a director and chairman of Macau Wholesale Market Nam Yue Limited, Nam Yue Food Stuff & Aquatics Co. Ltd. and Nam Yue Luen Fung Trading Company Limited, the businesses of which are the operation and management of a wholesale market in Macau for certain live and fresh foodstuffs and the distribution of live and fresh foodstuffs in Macau. Since the aforesaid businesses of the three companies are conducted in Macau, the Directors are of the view that no direct or indirect competition in any material respect exists between the business of the Group and the said three companies.

Save as disclosed in this circular, none of the Directors and their associates (as defined in the Listing Rules) have any other interests in any business which compete, or is likely to compete, with the business of the Group.

6. OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date, other than those transactions which have been entered into between members of the Group and that between the Group and GDH and its subsidiaries (the "GDH Group") (being transactions disclosed or exempt from disclosure under the Listing Rules) and that the Directors are interested therein solely by virtue of their directorship in the Group and/or the GDH Group and/or the Guangdong Holdings Group:

(a) none of the Directors had any interest, direct or indirect, in any assets which have been, since 31 December 2007, the date to which the latest published audited financial statements of the Group were made up, acquired or disposed of by, or leased to any member of the Group, or are proposed to be acquired or disposed of by, or leased to, any member of the Group; and

(b) none of the Directors was materially interested in any contract or arrangement which is subsisting as at the Latest Practicable Date and is significant in relation to the business of the Group.

7. EXPERTS

(a) The qualification of the expert who has given opinion or advice which is contained in this circular is as follows:

Name	Qualification
CIMB-GK Securities (HK) Limited	A licensed corporation to carry out type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO

(b) As at the Latest Practicable Date, CIMB-GK Securities (HK) Limited did not have any shareholding in the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group, nor did they have any interest, direct or indirect, in any assets which had, since 31 December 2007, being the date to which the latest published audited financial statements of the Group were made up, been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposal of by or leased to any member of the Group.

(c) CIMB-GK Securities (HK) Limited has given and has not withdrawn written consent to the issue of this circular with the inclusion herein of its letter and, reference to its name in the form and context in which it appear.

8. MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading positions of the Company since 31 December 2007, being the date to which the latest published audited financial statements of the Group were made up.

9. PROCEDURE FOR DEMANDING A POLL

The following paragraphs set out the procedure by which the Shareholders may demand a poll at a general meeting of the Company (including the annual general meeting) pursuant to the articles of association.

According to article 73 of the articles of association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(c) by any Shareholder or Shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the meeting; or

(d) by any Shareholder or Shareholders present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

10. MISCELLANEOUS

(a) The registered office of the Company is located at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong.

(b) The share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited, Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) Mr. Sung Hem Kuen was appointed an executive Director and the chief financial officer of the Company in April 2008. He is the qualified accountant of the Company. He was also appointed the company secretary of the Company in June 2008. Mr. Sung graduated from The University of Hong Kong and holds a Bachelor's degree in Business Administration. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants in the United Kingdom. He is also an associate member of both the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Sung has solid experience in auditing, accounting and corporate restructuring and was the assistant chief financial officer of Guangdong Investment Limited before joining the Company.

(d) The English text of this circular shall prevail over the Chinese text.

11. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of the Company at 22nd Floor, Tesbury Centre, 24–32 Queen's Road East, Hong Kong during normal business hours on any weekday, except public holidays, from the date of this circular up to 7 January 2009:

(a) the memorandum and articles of association of the Company;

(b) the annual reports of the Company for each of the two financial years ended 31 December 2006 and 2007;

(c) the letter dated 24 December 2008 from CIMB-GK Securities (HK) Limited to the Independent Board Committee, the text of which is set out on pages 11 to 14 of this circular;

(d) the letter of consent referred to in the paragraph headed "Expert" in this appendix;

(e) the letter from the Independent Board Committee, the text of which is set out on page 10 of this circular;

(f) the Framework Agreement dated 11 December 2007 in relation to the Continuing Connected Transaction (2009); and

(g) this circular.

(c) 宋咸權先生，於2008年4月獲委任為本公司執行董事兼財務總監。彼為本公司之合資格會計師。彼亦於2008年6月獲委任為本公司之公司秘書。宋先生畢業於香港大學，持有工商管理學士學位。彼為香港會計師公會和英國特許公認會計師公會資深會員，亦為香港特許秘書公會和英國特許秘書及行政人員公會會員。宋先生對核數、會計和企業重組方面均具豐富經驗。在加入本公司前，宋先生擔任粵海投資有限公司助理財務總監。

(d) 本通函概以英文本為準。

11. 備查文件

以下文件之副本，於本通函刊發日期起至2009年1月7日止期間內的任何工作日(公眾假期除外)之一般營業時間內於本公司之辦事處可供查閱，地址為香港皇后大道東24-32號金鐘匯中心22樓：

(a) 本公司之組織章程大綱及章程細則；

(b) 本公司截至2006年及2007年12月31日止兩個財政年度各年的年報；

(c) 聯昌國際證券(香港)有限公司日期為2008年12月24日致獨立董事委員會的函件，全文載於本通函第11至14頁；

(d) 本附錄「專家」一段所述的同意書；

(e) 獨立董事委員會函件，全文載於本通函第10頁；

(f) 日期為2007年12月11日有關持續關連交易(2009)的框架協議；及

(g) 本通函。

(b) 於最後實際可行日期，聯昌國際證券(香港)有限公司並無於本集團擁有任何股權或認購或提名他人認購本集團任何成員公司證券的權利(不論可否合法執行)，亦無在自2007年12月31日(即本集團最新近刊發之經審核財務報表之截算日期)獲本集團任何成員公司收購、出售或租賃，或擬由本集團任何成員公司收購、出售或租賃之任何資產中，直接或間接擁有任何權益。

(c) 聯昌國際證券(香港)有限公司已出具書面同意有關將其函件載入本通函並以其出現的形式及涵義提及其名稱，且並無撤回其同意。

8. 重大不利轉變

於最後實際可行日期，董事並不知悉本公司自2007年12月31日(即本集團最新近刊發之經審核財務報表之截算日期)以來，其財務或貿易狀況出現重大不利轉變。

9. 要求投票表決程序

以下段落列出根據組織章程細則於本公司股東大會(包括股東週年大會)股東可能要求投票表決的程序。

根據組織章程細則第73條，在任何股東大會上，交由會議表決的決議案，須以舉手方式表決，除非在宣布舉手表決的結果時或之前由下列人士要求以投票方式表決：

(a) 該會議之主席；或

(b) 最少三名親自或委派代表出席會議並於當時有權在會上投票的股東；或

(c) 佔全體有權出席會議並在會上投票的股東的總投票權不少於十分之一，並親自或委派代表出席會議的任何一或多名股東；或

(d) 持有賦予在會上投票的權利的股份，並親自或委派代表出席會議的一或多名股東，而已繳足的總款額不少於賦予有關投票權的全部股份已繳足總款額的十分之一。

10. 其他事項

(a) 本公司之註冊辦事處位於香港皇后大道東24-32號金鐘匯中心22樓。

(b) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

5. 董事於競爭業務之權益

董事黃小鋒先生亦為廣東粵海控股及粵海控股之董事。董事梁江先生及羅蕃郁先生亦為粵海控股之董事。粵海控股為廣東粵海控股之全資附屬公司。廣東粵海控股及其附屬公司(本集團除外)(「廣東粵海控股集團」)擁有多元化之業務權益，其中包括經銷鮮活食品、物業發展及物業租賃。廣東粵海控股集團及本集團均從事經銷鮮活食品及物業租賃業務。然而，董事並不認為廣東粵海控股集團之業務在任何重大方面與本集團之業務存在任何直接或間接之競爭。

董事李力先生亦為澳門南粵鮮活商品批發市場有限公司、澳門南粵食品水產有限公司及南粵聯豐貿易有限公司之董事兼董事長。該三間公司之業務為於澳門經營及管理一個鮮活食品批發市場及於澳門經銷鮮活食品。由於上述三間公司均在澳門經營業務，董事並不認為該三間公司之業務在任何重大方面與本集團之業務存在任何直接或間接之競爭。

除本通函所披露者外，概無董事及彼等之聯繫人士(定義見上市規則)於與本集團業務競爭或可能競爭之任何業務中擁有任何其他權益。

6. 董事之其他權益

於最後實際可行日期，除本集團成員公司之間及本集團與粵海控股及其附屬公司(「粵海控股集團」)之間進行之交易(根據上市規則披露或豁免披露之交易)，以及董事僅作為本集團及／或粵海控股集團及／或廣東粵海控股集團之董事而擁有之權益外：

(a) 概無董事於本集團任何成員公司自2007年12月31日(即本集團最新近刊發之經審核財務報表之截算日期)以來收購、出售或租賃或擬由本集團任何成員公司收購、出售或租賃之任何資產中，直接或間接擁有任何權益；及

(b) 概無董事於最後實際可行日期仍然生效且對本集團之業務屬重大之任何合約或安排中擁有重大權益。

7. 專家

(a) 以下為曾提供意見或建議之專家之資歷，其意見或建議已載入本通函內：

名稱	資歷
聯昌國際證券(香港)有限公司	根據證券及期貨條例可進行第1類(證券交易)、第4類(就證券提供意見)及第6類(就企業融資提供意見)受規管活動的持牌法團

附屬公司名稱	主要股東名稱	佔所持已發行股本概約百分比	好倉／淡倉
中粵浦項(秦皇島)馬口鐵工業有限公司	POSCO	24%	好倉
	浦項(中國)	10%	好倉
廣東廣南天美食品發展有限公司(被入禀法院申請清盤)	廣東省食品企業集團公司	45%	好倉
廣南(KK)超級市場有限公司(清盤中)	Halifax Development Company Limited	12.5%	好倉
	紅湖投資有限公司	17.5%	好倉
廣南生豬貿易有限公司	天弘貿易有限公司	49%	好倉

除上文所披露者外，於最後實際可行日期，概無任何人士(本公司董事或最高行政人員除外)知會本公司其於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益，或擁有該等股本之任何購股權。此外，除上文所披露者外，於最後實際可行日期，概無董事身為該等於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及第3分部之條文須向本公司披露之權益公司之董事或僱員。

3. 訴訟

於最後實際可行日期，概無本集團成員公司涉及任何重大訴訟或仲裁，而據董事所知，本集團任何成員公司亦無尚未了結或面臨或遭起訴之重大訴訟或索償。

4. 董事服務合約

於最後實際可行日期，概無董事與本集團任何成員公司訂立不可於一年內予以終止而毋須賠償(法定賠償除外)之服務合約。

主要股東

於最後實際可行日期，就本公司任何董事或最高行政人員所知，以下人士(本公司董事及最高行政人員除外)於股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之權益或淡倉，或直接或間接擁有附帶權利於所有情況下可在本集團任何其他成員公司之股東大會上投票之任何類別股本面值10%或以上之權益，或擁有該等股本之任何購股權：

主要股東名稱	實益持有之股份數目	佔所持已發行股本概約百分比	好倉／淡倉
廣東粵海控股有限公司(「廣東粵海控股」) *(附註1及附註2)*	537,198,868	59.32%	好倉
粵海控股 *(附註3)*	537,198,868	59.32%	好倉

附註：

1. 廣東粵海控股於本公司之應佔權益乃透過其於粵海控股之100%直接權益持有。

2. 董事黃小鋒先生為廣東粵海控股之董事及副總經理。董事羅蕃郁先生為廣東粵海控股之法務總監。董事侯卓冰小姐為廣東粵海控股之財務部總經理。

3. 董事梁江先生為粵海控股之董事。董事黃小鋒先生為粵海控股之董事及副總經理。董事羅蕃郁先生為粵海控股之董事、法務總監及法務部總經理。董事侯卓冰小姐為粵海控股之財務部總經理。

本公司之購股權

於最後實際可行日期，本公司尚有下列未行使之購股權。每份購股權給予持有人權利可認購一股股份。

類別	購股權授出日期[#] (日/月/年)	購股權數目 於2008年1月1日持有 (千份)	購股權數目 於最後實際可行日期持有 (千份)	購股權行使期* (日/月/年)	期間之購股權數目 已行使 (千份)	期間之購股權數目 已失效 (千份)	期間之購股權數目 已註銷 (千份)	行使購股權時須支付之每股股份價格 港元
曾翰南	09.03.06	300	300	09.06.06–08.03.16	—	—	—	1.660
僱員及其他參加者	06.02.04**	3,000	—	06.05.04–05.05.09	—	—	3,000	1.582
	09.03.06	4,850	150	09.06.06–08.03.16	—	1,500	3,200	1.660

購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

* 倘任何購股權期間的最後一日並非香港營業日，行使期將於緊接該日前之最後一個營業日的營業時間結束時完結。

** 就該等於2004年2月6日授出的購股權而言，未行使購股權的數目及購股權行使價因本公司於2005年12月19日生效之普通股合併而作出調整。

購買股份或債券之安排

除上文「董事及最高行政人員於股份、相關股份及債券之權益及淡倉」一節內所述董事持有之購股權外，於最後實際可行日期，概無本公司或其任何附屬公司、其控股公司或其控股公司之任何附屬公司參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

(ii) *粵海投資有限公司*

董事姓名	購股權授出日期## (日/月/年)	購股權數目 於2008年1月1日持有 (千份)	購股權數目 於最後實際可行日期持有 (千份)	購股權行使期* (日/月/年)	期間之購股權數目 已行使 (千份)	期間之購股權數目 已失效 (千份)	期間之購股權數目 已註銷 (千份)	行使購股權時須支付之每股股份價格 港元
黃小鋒	24.10.08	—	2,280,000	24.10.10–23.04.14	—	—	—	1.880
	24.10.08	—	1,710,000	24.10.11–23.04.14	—	—	—	1.880
	24.10.08	—	570,000	24.10.12–23.04.14	—	—	—	1.880
	24.10.08	—	1,140,000	24.10.13–23.04.14	—	—	—	1.880

\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。

\#\# 購股權之歸屬期由授出購股權之日起直至行使期開始為止。

* 倘任何購股權期間的最後一日並非香港營業日，行使期將於緊接該日前之最後一個營業日的營業時間結束時完結。

** 就該等於2004年2月6日授出的購股權而言，未行使購股權的數目及購股權行使價因本公司於2005年12月19日生效之普通股合併而作出調整。

除上文所披露者及由各董事以信託人身份代本集團持有本公司之附屬公司若干代名人股份外，於最後實際可行日期，概無本公司董事及最高行政人員於本公司及其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何權益或淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部(包括根據證券及期貨條例之該等條文董事或最高行政人員被當作或視為擁有之權益或淡倉)知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據標準守則知會本公司及聯交所。

(iii) *金威啤酒集團有限公司*

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
羅蕃郁	86,444	0.005%

(iv) *粵海制革有限公司*

董事姓名	所持普通股數目（個人權益）	佔所持已發行股本概約百分比
羅蕃郁	70,000	0.013%

附註： 根據證券及期貨條例第XV部之定義，粵海投資有限公司、金威啤酒集團有限公司及粵海制革有限公司均為本公司之相聯法團。

II. *於有關普通股之購股權之好倉*

(i) *本公司*

董事姓名	購股權授出日期# *(日／月／年)*	購股權數目 於2008年1月1日持有 *(千份)*	購股權數目 於最後實際可行日期持有 *(千份)*	購股權行使期# *(日／月／年)*	期間之購股權數目 已行使 *(千份)*	期間之購股權數目 已失效 *(千份)*	期間之購股權數目 已註銷 *(千份)*	行使購股權時須支付之每股股份價格 *港元*
梁江	09.03.06	2,000	2,000	09.06.06–08.03.16	–	–	–	1.660
譚云標	06.02.04**	1,500	1,500	06.05.04–05.05.09	–	–	–	1.582
	09.03.06	2,000	2,000	09.06.06–08.03.16	–	–	–	1.660
羅蕃郁	09.03.06	200	200	09.06.06–08.03.16	–	–	–	1.660
Gerard Joseph McMahon	09.03.06	200	200	09.06.06–08.03.16	–	–	–	1.660
李嘉強	09.03.06	200	200	09.06.06–08.03.16	–	–	–	1.660

1. 責任聲明

本通函載有符合上市規則所需之詳情，旨在提供有關本集團之資料。董事願共同及個別對本通函所載資料之準確性承擔全部責任，並於作出一切合理查詢後，就彼等所深知及確信，確認本通函並無遺漏任何其他事實，致使本通函之任何內容產生誤導。

2. 權益披露

董事及最高行政人員於股份、相關股份及債券之權益及淡倉

於最後實際可行日期，本公司董事及最高行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有如下權益及淡倉，而須(i)根據證券及期貨條例第XV部第7及8分部(包括根據該等證券及期貨條例條文本公司董事或最高行政人員被當作或視為擁有之權益或淡倉)知會本公司及聯交所；或(ii)記入本公司根據證券及期貨條例第352條置存之登記冊中；或(iii)根據上市規則所載上市公司董事進行證券交易之標準守則(「標準守則」)知會本公司及聯交所如下：

I. *於普通股之好倉*

(i) *本公司*

董事姓名	所持普通股數目(個人權益)	佔所持已發行股本概約百分比
梁江	380,000	0.042%
李力	1,577,000	0.174%
Gerard Joseph McMahon	100,000	0.011%
譚惠珠	200,000	0.022%

(ii) *粵海投資有限公司*

董事姓名	所持普通股數目(個人權益)	佔所持已發行股本概約百分比
侯卓冰	32,000	0.001%

- 浦亞實業的客戶於截至2009年12月31日止年度的預期需求；及

- 截至2009年12月31日止年度馬口鐵產品的預期市價趨勢。

在評估上限的公平性時，吾等已審閱中粵浦項(秦皇島)已收取的過往代價。吾等注意到上限較過往代價增加約141百萬美元。吾等從　貴公司管理層知悉過往代價相對較低，原因是中粵浦項(秦皇島)的馬口鐵產品生產設施在2008年2月底才開始商業運作，故此董事已參考近期的每月生產量以釐定上限。吾等亦已審閱中粵浦項(秦皇島)於2009年的生產預測(經比較2008年的實際生產量)、浦亞實業根據其客戶對馬口鐵產品需求作出的預期需求及馬口鐵產品於2008年市場的過往價格趨勢的合理性，並注意到其與釐定上限基準的一致性。

意見

根據上述各項，吾等認為持續關連交易(2009)的上限對　貴公司及獨立股東而言屬公平合理。然而，由於上限與日後事項有關及以截至2009年12月31日止整個期間可能會或不會仍然有效的假設為基準，吾等對持續關連交易(2009)的實際金額與上限的接近程度並無意見。

推薦建議

在考慮以上主要因素及理由後，吾等認為持續關連交易(2009)屬　貴集團一般及日常業務，且符合　貴公司及股東的整體利益，而其條款為一般商業條款(包括上限)對　貴公司及獨立股東而言屬公平合理。因此，吾等建議獨立股東，亦建議獨立董事委員會推薦獨立股東就批准框架協議項下擬進行的持續關連交易(2009)及年度上限之普通決議案投贊成票(倘　貴公司須舉行批准框架協議項下擬進行的持續關連交易(2009)及年度上限的股東大會)。

此　致

廣南(集團)有限公司
獨立董事委員會及列位獨立股東　台照

代表
聯昌國際證券(香港)有限公司
董事
企業融資部主管　高級副總裁
劉志華　　林美寶
謹啟

2008年12月24日

釐定基準

根據框架協議，浦亞貿業向中粵浦項(秦皇島)購買以供出口經銷的馬口鐵產品的代價將為該價格減該費用(即浦亞貿業將與其海外客戶就銷售中粵浦項(秦皇島)供應的馬口鐵產品而訂立的每份個別銷售合同的秦皇島船上交貨價的1.5%)。該價格將根據馬口鐵產品的當時市價釐定。該費用將於中粵浦項(秦皇島)、浦項(中國)及浦亞貿業經公平磋商後釐定，而有關條款將不會較中粵浦項(秦皇島)或 貴集團其他成員公司應支付予獨立第三方(為 貴集團經銷商)的優厚。在考慮該費用的合理性時，吾等已審閱 貴集團與獨立經銷代理於2008年訂立的經銷協議。吾等注意到支付予獨立經銷代理的1.34%佣金較該費用略少。據 貴公司管理層告知，彼等一般以經銷代理為 貴集團達成銷售的能力作基準釐定應支付經銷代理的佣金。就浦項(中國)而言，彼等認為浦項(中國)豐厚的達成銷售潛力屬珍貴的能力，證明其可較其他經銷代理得到略高的佣金比率是合理的。根據 貴公司管理層提供予吾等的資料，浦項(中國)於2008年已透過浦亞貿業在中東、東南亞及俄羅斯的龐大海外銷售網絡，已出口佔中粵浦項(秦皇島)50%以上的總銷售。吾等亦注意到獨立經銷協議項下的目標銷售量，佔浦亞貿業於2008年根據框架協議所達成的總銷售量的10%以下，此解釋何以支付予獨立經銷代理的佣金比率略少於該費用(為1.5%)的比率。根據此基準，吾等認為 貴公司管理層作出的解釋在商業上為可以接納，且經考慮浦項(中國)於2008年達成重大的銷售量後，認為該費用並不會較應付予獨立經銷代理的佣金優厚。

意見

經考慮上述各項，吾等認為框架協議的條款對 貴公司及獨立股東而言屬公平合理。

年度上限

截至2009年12月31日止年度，持續關連交易(2009)的年度上限(「上限」)將不超過198,270,000美元(約1,546,506,000港元)。董事乃經參考以下主要因素釐定持續關連交易(2009)的年度上限：

- 中粵浦項(秦皇島)於截至2008年10月31日止十個月已收取的過往代價金額；

- 貴公司對中粵浦項(秦皇島)於截至2009年12月31日止年度將製造的馬口鐵產品的生產預測；

吾等認為吾等已審閱足夠的資料，並已採取合理步驟以達致知情意見，以作為依賴通函所載資料及董事所作出的陳述的準確性之合理依據，及為吾等的推薦意見提供一個合理基礎。然而，吾等並無對資料進行獨立核證，亦無就　貴公司、POSCO或彼等任何有關附屬公司或聯營公司的業務及事務狀況或前景進行任何形式的深入調查。

主要考慮因素

在達致吾等對持續關連交易(2009)及年度上限的意見時，吾等已考慮下列主要因素及理由：

背景及理由

貴公司及其附屬公司主要從事製造及銷售馬口鐵及馬口鐵相關產品、物業租賃以及食品代理及食品貿易。中粵浦項(秦皇島)為　貴公司的非全資附屬公司，主要從事製造及銷售馬口鐵及馬口鐵相關產品。POSCO為一間於韓國註冊成立的公司，主要從事製造及經銷鋼軋產品及鋼軋板。浦項(中國)為POSCO的全資附屬公司，主要從事投資控股。

根據擬由2009年1月1日起續期一年的框架協議，中粵浦項(秦皇島)將繼續委任浦項(中國)為其銷售馬口鐵產品的出口經銷商，而浦項(中國)將繼續指定浦亞實業進行有關出口經銷。中粵浦項(秦皇島)將與浦亞實業就供應及銷售馬口鐵產品訂立個別銷售合同。浦亞實業為POSCO的全資附屬公司，主要從事鋼鐵貿易。浦項(中國)將保證將出口最少35%由中粵浦項(秦皇島)生產的馬口鐵產品。然而，該35%銷售保證僅為框架協議訂約方旨在達成的目標，未能達成該目標將不會產生任何後果。

董事會認為中粵浦項(秦皇島)(i)根據框架協議供應及銷售馬口鐵產品；及(ii)委任浦項(中國)為其出口經銷商是符合　貴公司及股東的利益，原因為浦亞實業擁有龐大的海外銷售網絡。因此，持續關連交易(2009)將更有利　貴集團向海外市場經銷中粵浦項(秦皇島)的馬口鐵產品。

吾等已獲　貴公司管理層告知並注意到浦亞實業已建立海外銷售網絡，吾等相信此有助中粵浦項(秦皇島)發展海外市場。此外，由於持續關連交易(2009)屬於　貴集團的一般及日常業務，故吾等認為持續關連交易(2009)符合　貴公司及股東的整體利益。

CIMB
聯昌國際證券（香港）有限公司

香港
皇后大道中28號
中匯大廈25樓

敬啟者：

持續關連交易

茲提述吾等就框架協議項下擬進行的持續關連交易(2009)及年度上限，獲委任為獨立董事委員會及獨立股東的獨立財務顧問，詳情載於日期為2008年12月24日致股東的通函(「通函」)，而本函件為一部分。本函件所用詞彙與通函所界定的具相同涵義。

由獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成的獨立董事委員會已經成立，以就持續關連交易(2009)及年度上限向獨立股東提供意見。由於倘　貴公司召開批准持續關連交易(2009)及年度上限的股東大會，概無股東須放棄投票，而　貴公司已取得持有　貴公司現時已發行股本約59.32%的粵海控股批准持續關連交易(2009)及年度上限的書面批准，以代替舉行　貴公司的正式股東大會。聯交所已根據上市規則第14A.43條授出豁免，故　貴公司毋須舉行批准持續關連交易(2009)及年度上限的股東大會。

在達致吾等的推薦建議時，吾等已依賴通函所載或提及的資料及事實以及　貴公司董事及高級管理層作出或提供的陳述。董事已於通函附錄所載的責任聲明中聲明彼等願共同及個別對通函所載的資料及所作出的陳述的準確性承擔全部責任。吾等亦已假設通函所載或提及的資料及董事之陳述，於作出時至寄發通函當日均為真實及準確。吾等並無理由懷疑　貴公司向吾等提供的資料及陳述的真實性、準確性及完整性。吾等亦已獲董事告知並相信通函並無遺漏重大事實。

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

敬啟者：

持續關連交易

茲提述本公司日期為2008年12月24日的通函(「通函」)，而本函件組成一部分。除文義另有所指外，本函件所界定的詞彙與通函所界定的具相同涵義。

吾等為組成獨立董事委員會的董事，獲董事會委任向 閣下就持續關連交易(2009)的條款及持續關連交易(2009)的年度上限是否符合一般商業條款，對獨立股東而言是否公平合理，以及是否符合本公司及股東的整體利益提供意見。

吾等謹請 閣下垂注董事會函件(載於通函第4至9頁)，及本公司委任的獨立財務顧問聯昌國際證券(香港)有限公司致獨立董事委員會及獨立股東的函件，載有其向吾等就持續關連交易(2009)的條款及持續關連交易(2009)的年度上限提供的意見(載於通函第11至14頁)。

經考慮持續關連交易(2009)的條款及持續關連交易(2009)的年度上限，及聯昌國際證券(香港)有限公司的意見，吾等認為持續關連交易(2009)的條款及持續關連交易(2009)的年度上限對獨立股東而言屬公平合理，而持續關連交易(2009)的條款及持續關連交易(2009)的年度上限符合本公司及股東的整體利益。

此 致

列位獨立股東 台照

獨立董事委員會

獨立非執行董事	*獨立非執行董事*	*獨立非執行董事*
李嘉強	**Gerard Joseph McMahon**	**譚惠珠**

謹啟

2008年12月24日

獨立財務顧問

本公司已委任獨立財務顧問就持續關連交易(2009)的條款及持續關連交易(2009)的年度上限是否符合一般商業條款、是否屬一般及日常業務、是否公平合理，以及是否符合本公司及股東的整體利益向獨立董事委員會及獨立股東提供意見。

7. 其他資料

謹請 閣下留意(i)載有獨立董事委員會致獨立股東意見的函件(載於本通函第10頁)；(ii)載有獨立財務顧問致獨立董事委員會及獨立股東有關持續關連交易(2009)的條款及持續關連交易(2009)的年度上限的意見的函件(載於本通函第11至14頁)；及(iii)本通函附錄的額外資料。

此 致

本公司列位股東 台照

承董事會命
廣南(集團)有限公司
主席
梁江
謹啟

2008年12月24日

4. 有關本集團的資料

有關本公司的資料

本公司及其附屬公司主要從事製造及銷售馬口鐵及馬口鐵相關產品、物業租賃以及食品代理及食品貿易。

有關中粵浦項(秦皇島)的資料

中粵浦項(秦皇島)為本公司的非全資附屬公司，主要從事製造及銷售馬口鐵及馬口鐵相關產品。

5. 有關對方的資料

有關POSCO的資料

POSCO為一間於韓國註冊成立的公司，主要從事製造及經銷鋼軋產品及鋼軋板，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣。

有關浦項(中國)的資料

浦項(中國)為POSCO的全資附屬公司，主要從事投資控股。

有關浦亞實業的資料

浦亞實業為POSCO的全資附屬公司，主要從事鋼鐵及馬口鐵產品貿易。

6. 獨立意見

獨立董事委員會

本公司已委任由獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成的獨立董事委員會考慮持續關連交易(2009)的條款及持續關連交易(2009)的年度上限。獨立董事委員會已獲委任就持續關連交易(2009)的條款及持續關連交易(2009)的年度上限是否符合一般商業條款、是否公平合理及是否符合本公司及股東的整體利益向獨立股東提供意見。

2009年度建議上限

董事會估計截至2009年12月31日止年度內，持續關連交易(2009)項下進行的交易的年度上限將不超過198,270,000美元(約1,546,506,000港元)。

有關上限乃參考(i)過往代價的金額及經考慮該金額並不代表正常年度運作，因為管理賬目僅為截至2008年10月31日止十個月及中粵浦項(秦皇島)的馬口鐵產品生產設施在2008年2月底才開始商業運作；(ii)本公司對中粵浦項(秦皇島)於截至2009年12月31日止年度將製造的馬口鐵產品的生產預測；(iii)浦亞實業的客戶於截至2009年12月31日止年度的預期需求；及(iv)截至2009年12月31日止年度馬口鐵產品的預期市價趨勢後釐定。本公司預期於截至2009年12月31日止年度中粵浦項(秦皇島)製造的馬口鐵產品、浦亞實業的客戶需求及馬口鐵產品的市價趨勢或會較截至2008年12月31日止年度為高。

3. 上市規則的含義

由於就持續關連交易(2009)於截至2009年12月31日止年度的建議年度上限的適用百分比率(定義見上市規則第14章)超過2.5%及超過10,000,000港元，根據上市規則第14A章，持續關連交易(2009)及有關年度上限須遵守上市規則項下申報、公告及獨立股東批准的規定，並須遵守上市規則第14A.37及14A.38條的年度審閱規定。

然而，由於：

(i) 粵海控股持有537,198,868股股份(佔本公司已發行股本約59.32%)(該等股本授予其出席股東大會並於會上投票的權利)；

(ii) 倘本公司召開批准持續關連交易(2009)的股東大會，則概無股東須放棄投票；

(iii) 本公司已取得粵海控股批准持續關連交易(2009)的書面批准，以代替舉行正式股東大會；及

(iv) 聯交所按上市規則第14A.43條就獨立股東批准的規定授出豁免，

因此本公司毋須根據上市規則就上述目的舉行股東大會。

供應及銷售馬口鐵產品的代價

浦亞貿業向中粵浦項(秦皇島)購買以供出口經銷的馬口鐵產品的代價(「代價」)將為該價格減該費用。該價格將根據馬口鐵產品的當時市價釐定，而該費用將由中粵浦項(秦皇島)、浦項(中國)及浦亞貿業公平磋商後釐定。浦亞貿業向中粵浦項(秦皇島)購買以供出口經銷的馬口鐵產品的條款，將不會較中粵浦項(秦皇島)或本集團其他成員公司向獨立第三方(為本集團經銷商)提供的條款優厚。浦亞貿業購買馬口鐵產品的代價將透過信用證支付。

中粵浦項(秦皇島)向浦亞貿業供應及銷售馬口鐵產品將於中粵浦項(秦皇島)一般及日常業務以及就中粵浦項(秦皇島)而言按一般商業條款進行，而交易的條款將屬公平合理，且符合本公司及其股東的整體利益。

持續關連交易的理由

董事會認為中粵浦項(秦皇島)繼續(i)根據框架協議供應及銷售馬口鐵產品；及(ii)委任浦項(中國)為其出口經銷商及由浦亞貿業代表浦項(中國)進行出口經銷是符合本公司及其股東的利益，原因為浦亞貿業於中國以外擁有龐大的銷售網絡，而持續關連交易(2009)將更有利中粵浦項(秦皇島)向海外市場經銷其馬口鐵產品。

董事會認為持續關連交易(2009)是按一般商業條款進行，屬公平合理，且符合本公司及其股東的整體利益。

持續關連交易(2009)的建議年度上限

過往上限

截至2008年12月31日止年度，就框架協議項下的持續關連交易的年度上限為107,281,000美元(約836,791,800港元)。截至2008年10月31日止十個月，根據中粵浦項(秦皇島)的管理賬目，並考慮到中粵浦項(秦皇島)的馬口鐵產品生產設施在2008年2月底才開始商業運作，中粵浦項(秦皇島)從浦亞貿業已收取的代價總額為57,677,000美元(或約449,880,600港元)(「過往代價」)。

項(秦皇島)的主要股東，故根據上市規則，浦項(中國)及浦亞實業均為本公司的關連人士，故根據上市規則，框架協議項下擬作出的安排將構成本公司的非豁免持續關連交易。

2. 框架協議

框架協議載列有關中粵浦項(秦皇島)供應及銷售馬口鐵產品及中粵浦項(秦皇島)、浦項(中國)及浦亞實業進行出口經銷該等產品的安排。由於浦項(中國)為中粵浦項(秦皇島)的主要股東，及浦亞實業為POSCO的全資附屬公司，而POSCO亦為中粵浦項(秦皇島)的主要股東，故根據上市規則，浦項(中國)及浦亞實業均為本公司的關連人士，故根據上市規則，框架協議項下擬進行的供應及銷售馬口鐵產品將構成本公司的非豁免持續關連交易。

框架協議項下的若干主要條款概要如下：

訂約方

(1) 中粵浦項(秦皇島)；

(2) 浦項(中國)；及

(3) 浦亞實業。

年期

框架協議最初由2008年1月1日起為期一年，而倘其訂約方於屆滿日期並無對續訂框架協議提出任何書面反對，則可每年續期。框架協議的任何一方可於框架協議屆滿前向其他訂約方發出反對續訂框架協議通知，單方面決定終止框架協議。茲建議框架協議將由2009年1月1日起續期一年，倘本公司按本通函所述的方式獲得粵海控股的批准及聯交所的豁免，中粵浦項(秦皇島)將不會就框架協議續期提出書面反對。本公司將敦促中粵浦項(秦皇島)就框架協議續期遵守上市規則項下的所有相關規定。

框架協議項下安排的詳情

中粵浦項(秦皇島)已委任並將繼續委任(倘框架協議獲得續期)浦項(中國)為其馬口鐵產品的出口經銷商。就此方面，倘框架協議獲得續期，浦亞實業將繼續為浦項(中國)進行有關出口經銷。浦項(中國)已向中粵浦項(秦皇島)保證將出口其馬口鐵產品最少35%。該35%銷售保證為框架協議項下的目標，未能達成該目標不會產生任何後果。中粵浦項(秦皇島)將與浦亞實業就供應及銷售馬口鐵產品訂立個別銷售合同。

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司
(於香港註冊成立的有限公司)
(股份代號：1203)

執行董事：
梁江*(主席)*
李力*(副主席)*
譚云標*(總經理)*
宋咸權*(財務總監)*

非執行董事：
黃小峰
羅蕃郁
侯卓冰

獨立非執行董事：
Gerard Joseph McMahon
譚惠珠
李嘉強

註冊辦事處：
香港
皇后大道東24–32號
金鐘匯中心22樓

敬啟者：

持續關連交易

1. 緒言

茲提述本公司日期為2008年12月5日的公告。根據中粵浦項(秦皇島)、浦項(中國)及浦亞實業於2007年12月11日訂立的框架協議，浦項(中國)已獲委任為中粵浦項(秦皇島)的出口經銷商，且浦項(中國)已指定浦亞實業進行有關出口經銷活動，致使中粵浦項(秦皇島)將與浦亞實業就供應及銷售馬口鐵產品訂立個別銷售合同。

茲建議框架協議將由2009年1月1日起續期一年，而中粵浦項(秦皇島)僅於本公司按本通函所述的方式獲得粵海控股批准方就框架協議續期。由於浦項(中國)為中粵浦項(秦皇島)的主要股東，及浦亞實業為POSCO的全資附屬公司，而POSCO亦為中粵浦

「美元」	指	美元，美利堅合眾國的法定貨幣；
「中粵浦項(秦皇島)」	指	中粵浦項(秦皇島)馬口鐵工業有限公司，一間於2007年2月16日根據中國法律註冊成立的外商合資有限公司，由本公司間接擁有66%，並由POSCO及浦項中國分別擁有24%及10%；及
「%」	指	百分比。

港元乃按1.00美元=7.8港元的匯率兑換為美元。

上述的匯率僅適用於本通函並只作參考用途，概不表示以上述貨幣列值的任何金額可按有關匯率或任何其他匯率換算。

「獨立財務顧問」	指	聯昌國際證券(香港)有限公司，根據證券及期貨條例可進行第1類(證券交易)、第4類(就證券提供意見)及第6類(就企業融資提供意見)受規管活動的持牌法團，為本公司委任的獨立財務顧問，就持續關連交易(2009)及持續關連交易(2009)的年度上限向獨立董事委員會及獨立股東提供意見；
「最後實際可行日期」	指	2008年12月22日，即本通函付印前確定此中所載若干資料的最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「POSCO」	指	株式會社POSCO，一間於韓國註冊成立的公司，其股份以註冊普通股形式於韓國證券交易所上市及買賣，並以預託證券形式於紐約證券交易所、倫敦證券交易所及東京證券交易所上市及買賣；
「POSCO集團」	指	POSCO及其附屬公司；
「浦亞實業」	指	浦亞實業有限公司，一間於香港註冊成立的有限公司，並為POSCO的全資附屬公司；
「浦項(中國)」	指	浦項(中國)投資有限公司，一間於中國註冊成立的公司，為POSCO的全資附屬公司；
「該價格」	指	浦亞實業與其海外客戶就銷售中粵浦項(秦皇島)供應的馬口鐵產品而訂立的每份個別銷售合同的合約價格；
「中國」	指	中華人民共和國(就本通函而言，不包括香港、澳門及台灣)；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東」	指	本公司股份持有人；
「股份」	指	本公司股本中每股面值0.50港元的股份；
「聯交所」	指	香港聯合交易所有限公司；

於本通函內，除文義另有所指外，下列詞語及詞彙具有以下涵義：

「董事會」	指	董事會；
「本公司」	指	廣南(集團)有限公司，其股份於聯交所上市；
「代價」	指	本通函董事會函件內「供應及銷售馬口鐵產品的代價」一節所界定的涵義；
「持續關連交易(2009)」	指	中粵浦項(秦皇島)根據框架協議供應及銷售馬口鐵產品，並由浦項(中國)擔任出口經銷商及浦亞實業(作為浦項(中國)的代理)為上述馬口鐵產品進行出口經銷；
「董事」	指	本公司董事；
「該費用」	指	浦亞實業將與其海外客戶就銷售中粵浦項(秦皇島)供應的馬口鐵產品而訂立的每份個別銷售合同的秦皇島船上交貨價的1.5%。秦皇島船上交貨價僅屬有關馬口鐵產品的價格，有別於該價格，因該價格可能包括將馬口鐵產品由秦皇島付運至海外客戶所產生的運輸費用、保險及其他相關費用；
「框架協議」	指	中粵浦項(秦皇島)、浦項(中國)及浦亞實業於2007年12月11日訂立的框架協議；
「粵海控股」	指	粵海控股集團有限公司，一間於香港註冊成立的有限公司，為本公司控股股東；
「本集團」	指	本公司及其附屬公司；
「港元」	指	港元，香港的法定貨幣；
「香港」	指	中國香港特別行政區；
「獨立董事委員會」	指	由獨立非執行董事Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生組成的董事委員會；
「獨立股東」	指	具上市規則第14A章所賦予之涵義；

目　　錄

頁次

此乃要件　請即處理

閣下如對本通函任何內容有任何疑問，應諮詢　閣下之持牌證券交易商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下全部廣南(集團)有限公司之股份，應立即將本通函送交買主或承讓人，或經手買賣或轉讓之銀行、持牌證券交易商或其他代理，以便轉交買主或承讓人。

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(於香港註冊成立的有限公司)

(股份代號：1203)

持續關連交易

廣南(集團)有限公司
獨立董事委員會及獨立股東的
獨立財務顧問

CIMB

聯昌國際證券(香港)有限公司

董事會函件載於本通函第4至9頁。獨立董事委員會函件載於本通函第10頁。載有獨立財務顧問聯昌國際證券(香港)有限公司向獨立董事委員會及獨立股東提供意見的函件載於本通函第11至14頁。

2008年12月24日

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or otherwise transferred all your shares in the Company, you should at once hand this circular and the accompanying form of proxy to the purchaser(s) or transferee(s) or to the bank, licensed securities dealer, licensed corporation, or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

GDH

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1203)

TERMINATION OF EXISTING SHARE OPTION SCHEME
ADOPTION OF NEW SHARE OPTION SCHEME
RE-ELECTION OF DIRECTOR
AND
NOTICE OF EXTRAORDINARY GENERAL MEETING

A notice convening the extraordinary general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong at 4:30 p.m. on Monday, 17 November 2008 is set out on pages 19 to 21 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon and return it to the Company's registrar and share transfer office, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

31 October 2008

CONTENTS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"2001 Share Option Scheme"	the share option scheme adopted by the Company on 24 August 2001 and was terminated on 11 June 2004;
"Adoption Date"	the date that the New Share Option Scheme is adopted by ordinary resolution passed by the Shareholders at the EGM;
"Articles of Association"	the articles of association of the Company, as originally adopted, or as from time to time altered in accordance with the Companies Ordinance;
"Associate"	has the meaning given in Chapter 1 of the Listing Rules;
"Auditors"	the auditors of the Company from time to time;
"Board"	the board of directors of the Company;
"Board Lot"	the board lot in which shares are traded on the Stock Exchange from time to time, being 2,000 shares at the Adoption Date;
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Company"	Guangnan (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange;
"Connected Person"	has the meaning given in the Listing Rules;
"Date of Grant"	the date on which an Option is granted;
"Director(s)"	the director(s) of the Company;
"EGM"	the extraordinary general meeting of the Company to be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong at 4:30 p.m. on Monday, 17 November 2008, notice of which is set out on pages 19 to 21 of this circular or, where the context so admits, any adjournment thereof;
"EGM Notice"	the notice convening the EGM as set out on pages 19 to 21 of this circular;
"Eligible Persons"	an employee, officer or director of a member of the Group (in each case as the Company may determine from time to time);

"Exercise Price"	in respect of any Option, the price determined by the Board in accordance with the Listing Rules and notified to the Option-holder;
"Existing Share Option Scheme"	the share option scheme adopted by the Company on 11 June 2004;
"Group"	(i) the Company; (ii) all subsidiaries (as defined in the Listing Rules) of the Company; (iii) all entities, 20% or more of whose respective issued share capital or 20% or more of voting rights at general meetings of whose respective share or other equity holders are held by one or more other members of the Group; and (iv) persons whom the Board may reasonably regard as affiliates of the Company;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Latest Practicable Date"	29 October 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in it;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange, as amended from time to time;
"New Share Option Scheme"	the share option scheme proposed to be adopted by the Company at the EGM, the principal terms of which are summarized in Appendix I to this circular;
"Offer Date"	means the date on which an Option is offered;
"Option(s)"	right to subscribe for Shares pursuant to the terms of the New Share Option Scheme;
"Option-holder"	the holder of an Option or Options under the New Share Option Scheme;

"Option Period"	in relation to an Option, the period (which is notified to the Option-holder at the Offer Date and set out in the option certificate) during which the Option may be exercised, such period to end no later than the tenth anniversary of the Date of Grant of such Option;
"Ordinary Resolution No. 1"	the proposed ordinary resolution no. 1 in the EGM Notice to approve, *inter alia*, the termination of the Existing Share Option Scheme and the adoption of the New Share Option Scheme;
"PRC"	the People's Republic of China excluding, for the purpose of this circular, Hong Kong, Macau Special Administrative Region and Taiwan;
"Rules"	the rules of the New Share Option Scheme as amended from time to time;
"Share(s)"	ordinary share(s) of HK$0.50 each in the share capital of the Company;
"Shareholder(s)"	registered holder(s) of the Shares;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"subsidiary" or "subsidiaries"	a company which is for the time being and from time to time a subsidiary (within the meaning of the Listing Rules) of the Company whether incorporated in Hong Kong or elsewhere; and
"%"	per cent.

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1203)

DIRECTORS:
Executive Directors:
Mr. LIANG Jiang *(Chairman)*
Mr. LI Li *(Deputy Chairman)*
Mr. TAN Yunbiao *(General Manager)*
Mr. SUNG Hem Kuen *(Chief Financial Officer)*

Non-Executive Directors:
Mr. HUANG Xiaofeng
Mr. LUO Fanyu
Ms. HOU Zhuobing

Independent Non-Executive Directors:
Mr. Gerard Joseph McMAHON
Ms. TAM Wai Chu, Maria
Mr. LI Kar Keung, Caspar

REGISTERED OFFICE:
22/F, Tesbury Centre
24–32 Queen's Road East
Hong Kong

31 October 2008

To the Shareholders

Dear Sir or Madam,

TERMINATION OF EXISTING SHARE OPTION SCHEME ADOPTION OF NEW SHARE OPTION SCHEME RE-ELECTION OF DIRECTOR AND NOTICE OF EXTRAORDINARY GENERAL MEETING

1. INTRODUCTION

The purpose of this circular is to provide Shareholders with information reasonably necessary to enable them to make an informed decision in respect of the resolutions to be proposed at the EGM relating to the proposed adoption of the New Share Option Scheme, the termination of the Existing Share Option Scheme and the re-election of Mr. Huang Xiaofeng as a Non-Executive Director.

2. THE EXISTING SHARE OPTION SCHEME AND THE NEW SHARE OPTION SCHEME

a. The New Share Option Scheme

For reasons set out in the section headed "Reasons for adopting the New Share Option Scheme" below, the Board proposes that the New Share Option Scheme be adopted in place of the Existing Share Option Scheme. Under the provisions of the Existing Share Option Scheme, the Company may, by resolution in general meeting, terminate its operation. Accordingly, at the EGM, an ordinary resolution will be proposed for the Company to approve the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme with effect from the date on which the New Share Option Scheme takes effect.

The purpose of the New Share Option Scheme is to provide incentives to selected employees, officers and directors to contribute to the Group and to provide the Company with a flexible means of retaining, incentivising, rewarding, remunerating, compensating and/or providing benefits to such employees, officers and directors or to serve such other purposes as the Board may approve from time to time.

A summary of the New Share Option Scheme is set out in the Appendix I to this circular. A copy of the rules of the New Share Option Scheme is available for inspection at 22/F, Tesbury Centre, 24–32 Queen's Road East, Hong Kong during normal business hours from 31 October 2008 until the date of the EGM.

The New Share Option Scheme is conditional upon:

(i) the passing of the Ordinary Resolution No. 1 at the EGM approving the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme; and

(ii) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in any new Shares which may fall to be allotted and issued upon the exercise of the Options that may be granted under the New Share Option Scheme.

Shares which may fall to be issued upon exercise of all Options to be granted under the New Share Option Scheme at any time may not exceed 10% of the Shares in issue at the date of adoption. No Option shall be granted under the New Share Option Scheme if this would result in the 10% limit being exceeded.

b. Mandate for the issue of Shares

The Existing Share Option Scheme was adopted by the Company on 11 June 2004, whereby the Board may at any time within 10 years commencing from 11 June 2004 grant options to the eligible participants under the Existing Share Option Scheme as the Board may at its absolute discretion determine. On the same day, the Company also terminated the 2001 Share Option Scheme that was adopted on 24 August 2001

and the options granted under the 2001 Share Option Scheme prior to 11 June 2004 remain valid until lapsed in accordance with the terms of the 2001 Share Option Scheme.

As at the Latest Practicable Date, options to subscribe for a total of 10,690,000 Shares had been granted under the 2001 Share Option Scheme, of which options to subscribe for 4,500,000 Shares remain outstanding and options to subscribe for 2,370,000 Shares have lapsed in accordance with the terms of the 2001 Share Option Scheme.

As at the Latest Practicable Date, options to subscribe for a total of 11,770,000 Shares had been granted under the Existing Share Option Scheme, of which options to subscribe for 8,250,000 Shares remain outstanding and options to subscribe for 3,320,000 Shares have lapsed in accordance with the terms of the Existing Share Option Scheme.

Approving the New Share Option Scheme will have the effect of refreshing the limit on the total number of Shares which may be issued upon exercise of all Options to be granted to Eligible Persons under the New Share Option Scheme which must not exceed 10% of the Shares in issue as at the date of approval. Options previously granted under the 2001 Share Option Scheme and the Existing Share Option Scheme and any other scheme (including those outstanding, cancelled, lapsed or exercised in accordance with the 2001 Share Option Scheme and the Existing Share Option Scheme or such other scheme) shall not be counted for the purpose of calculating the limit as refreshed.

It is not intended that the Company will refresh the limit under the New Share Option Scheme in the future.

The limit on the number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and other schemes must not exceed 30% of the Shares of the Company in issue from time to time. No options may be granted under any scheme of the Company if this will result in the limit being exceeded.

On the basis of 905,603,285 Shares in issue as at the Latest Practicable Date and assuming that no Shares are issued or repurchased by the Company prior to the EGM, the scheme limit will re-set to 90,560,328 Shares.

c. Termination of Existing Share Option Scheme

The Existing Share Option Scheme will be terminated on the date when the New Share Option Scheme comes into effect upon the fulfilment of the conditions set out above. Upon termination of the Existing Share Option Scheme, no further options will be granted thereunder but in all other respects, the provisions of the Existing Share Option Scheme shall remain in force and all existing options which have been granted prior to such termination shall continue to be valid and exercisable in accordance therewith. As at the Latest Practicable Date, 8,250,000 existing options for

subscription of 8,250,000 Shares, which were granted by the Company under the Existing Share Option Scheme, remain outstanding. At present and up to the date when the New Share Option Scheme comes into effect and the Existing Share Option Scheme terminates, the Company has no intention to grant further options under the Existing Share Option Scheme.

Except for the Existing Share Option Scheme, the Group has not adopted any scheme which will enable the directors of the Group to grant options for subscription of Shares in the Company.

d. Value of the Options

The Directors consider that it is not appropriate to state the value of all the Options that can be granted under the New Share Option Scheme as if they had been granted at the Latest Practicable Date prior to the approval of the New Share Option Scheme given that the variables which are crucial for the calculation of the value of such Option cannot be determined. The variables which are critical for the determination of the value of such Options include the subscription price payable for the Shares upon the exercise of the Options, whether or not Options will be granted under the New Share Option Scheme, and if so, the number of Options to be granted and the timing of the granting of such Options, the period during which the subscription rights may be exercised, the discretion of the Board to impose any performance target that has to be achieved before the subscription right attaching to the Options can be exercised and any other conditions that the Board may impose with respect to the Options and whether or not such Options if granted will be exercised by the Option-holders. Accordingly, the Directors are of the view that the value of the Options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical and speculative assumptions. Accordingly, the Directors believe that any calculation of the value of the Options will not be meaningful and may be misleading to Shareholders in the circumstances.

e. Application for Listing

Application will be made to the Listing Committee for approval of the listing of, and permission to deal in, the Shares which may fall to be issued pursuant to the exercise of any Option that may be granted under the New Share Option Scheme.

f. Reasons for adopting the New Share Option Scheme

The purpose of the New Share Option Scheme is to enable the Company to recruit and retain key employees, officers and directors of the Group and motivate performance as measured against key drivers of value to Shareholders. With this in mind, the Board proposes that the Existing Share Option Scheme be replaced by the New Share Option Scheme so as (a) to refine the exact scope of Eligible Persons that the New Share Option Scheme is intended to benefit, and (b) to accord the Board flexibility in determining specific terms and parameters that may apply when Options are granted to different Eligible Persons. As mentioned, the scope of Eligible Persons under the New Share Option Scheme is narrower than that under the Existing Share

Option Scheme so that it only encompasses employees, officers and directors of the Group. Suppliers, customers, consultants, advisers and shareholders of the Company and its subsidiaries are not included in the scope of Eligible Persons under the New Share Option Scheme. The New Share Option Scheme also expressly provides that, the Board may with respect to each grant of Options, determine the Exercise Price (being not less than the minimum price specified in the Listing Rules), the vesting scales (including any minimum holding period) and any performance targets and other conditions that apply to the Options. The Directors believe the New Share Option Scheme will provide the Board with flexibility in determining the vesting scales, applicable performance targets and other conditions to which the specific grant of Options may be subject on a case-by-case basis, and thereby will place the Group in a better position to attract human resources that are valuable to the long-term growth and development of the Group. No trustees will be appointed under the New Share Option Scheme.

3. RE-ELECTION OF DIRECTOR

According to Article 92 of the Articles of Association, any person appointed as a Director by the Board shall hold office only until the first general meeting after his appointment and shall then be eligible for re-election.

Mr. Huang Xiaofeng who was appointed as a Director of the Company after the last annual general meeting of the Company held on 6 June 2008 shall retire pursuant to Article 92 of the Articles of Association at the EGM. Being eligible, he will offer himself for re-election. Mr. Huang, being a Non-Executive Director, if re-elected, will hold office as a Non-Executive Director from the date of re-election to the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2011 and (ii) 30 June 2011, subject to earlier determination in accordance with the Articles of Association and/or any applicable laws and regulations. Particulars of Mr. Huang are set out in Appendix II to this circular.

4. THE EGM

The EGM Notice is set out in Appendix III to this circular. Shareholders are advised to read the EGM Notice and to complete and return the enclosed form of proxy for use at the EGM in accordance with the instructions printed thereon and deposit the same with the Company's registrar and share transfer office, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

At any general meeting, a resolution put to the vote shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. A poll may be demanded by:

(a) the chairman of the meeting; or

(b) at least three Shareholders present in person or by proxy and entitled to vote; or

(c) any Shareholder(s) present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the meeting; or

(d) any Shareholder(s) present in person or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be final and conclusive, and an entry of the declaration in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

5. RECOMMENDATION

The Board considers that the adoption of the New Share Option Scheme, the termination of the Existing Share Option Scheme and the re-election of Mr. Huang Xiaofeng as a Non-Executive Director are in the best interests of the Company and its shareholders. Accordingly, the Board (including the Independent Non-Executive Directors) recommends that you vote in favour of the resolutions set out in the EGM Notice.

6. RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully
For and on behalf of the Board of
Guangnan (Holdings) Limited
LIANG Jiang
Chairman

The following is a summary of the principal terms of the New Share Option Scheme proposed to be adopted by the Company on 17 November 2008.

1. PURPOSE

The purpose of the New Share Option Scheme is to provide the Company with a flexible means of retaining, incentivising, rewarding, remunerating, compensating and/or providing benefits to Eligible Persons.

2. WHO MAY JOIN

The Board may offer to grant to any Eligible Person an Option to subscribe for such number of Shares at the Exercise Price as the Board may determine from time to time, subject always to any limits and restrictions specified in the Rules. Options may only be granted under the New Share Option Scheme in respect of Shares in Board Lots.

3. PAYMENT ON ACCEPTANCE OF OPTION OFFER

Option-holders are not required to pay for the grant of an Option.

4. TERMS OF OPTIONS

Options granted under the New Share Option Scheme are subject to such terms and conditions as may be determined by the Board and specified in the offer of the grant of an Option which may include:

(i) vesting conditions which must be satisfied before an Option-holder's Option shall become vested and capable of exercise; and

(ii) lapse and other conditions.

These provisions will give the Board flexibility to impose conditions suitable for fulfilling the various purposes of the New Share Option Scheme.

5. EXERCISE PRICE

The Exercise Price will be determined by the Board (subject to adjustment as set out in paragraph 12 below) and notified to an Option-holder and shall not be less than the highest of (i) the closing price of the Shares on the Stock Exchange as stated in the Stock Exchange's daily quotations sheet on the Date of Grant, which must be a business day; (ii) the average closing price of the Shares on the Stock Exchange as stated in the Stock Exchange's daily quotations sheets for the five business days immediately preceding the Date of Grant; and (iii) the nominal value of the Shares.

6. MAXIMUM NUMBER OF SHARES SUBJECT TO THE NEW SHARE OPTION SCHEME AND MAXIMUM ENTITLEMENT OF EACH PARTICIPANT

The total number of Shares which may be issued upon exercise of all Options to be granted under the New Share Option Scheme must not in aggregate exceed 10% of the Shares of the Company in issue as at the Adoption Date (the "**Limit**"). Options lapsed in accordance with the terms of the New Share Option Scheme will not be counted for the purpose of calculating the Limit.

The Board shall not grant any Options (the "**Relevant Options**") to any Eligible Person which, if exercised, would result in such Eligible Person becoming entitled to subscribe for such number of Shares as, when aggregated with the total number of Shares already issued or to be issued to him under all Options (including exercised, cancelled and outstanding Options) granted to him in the 12 month period up to and including the Offer Date of the Relevant Options, exceed 1% of the Shares in issue at such date unless approval by the Shareholders in general meeting (with such Eligible Person and his or her Associates abstaining from voting has been obtained in accordance with the Listing Rules).

As at the Latest Practicable Date, the total number of issued Shares in the Company was 905,603,285 Shares. The total number of Shares which may be issued on the exercise of Options to be granted under the New Share Option Scheme which represents 10% of the number of total issued Shares as at the Latest Practicable Date is 90,560,328 Shares.

7. TIME OF ACCEPTANCE AND EXERCISE OF AN OPTION

Subject to the provisions in paragraphs 9 to 13 and 15 below:

(i) An offer of grant of an Option may be accepted by an Eligible Person within the period of the time stipulated by the Board, but no later than 14 days from the date of such offer.

(ii) All Options will be unvested Options upon grant and unvested Options will, subject to a grantee continuing to be an Eligible Person, vest with the grantee in accordance with the vesting schedules specified in the offer of grant of the relevant Option.

(iii) Subject to the Rules of the New Share Option Scheme and the relevant offer of the grant of an Option, a vested Option may be exercised in accordance with the terms of the Rules at any time during the period to be determined and notified by the Directors to each grantee, which period may commence on the date which is 2 years from the Date of Grant of the Option but shall end in any event not later than 10 years from the Date of Grant of the Option.

8. NON-TRANSFERABILITY OF OPTIONS

Except for the transmission of an Option on the death of an Option-holder to his/her personal representatives, neither the Option nor any rights in respect of it may be transferred, assigned or otherwise disposed of by any Option-holder to any other person. If an Option-holder transfers, assigns or disposes of any such Option or rights, whether voluntarily or involuntarily, then the relevant Option will immediately lapse.

9. PERFORMANCE TARGETS

The exercise of Option may or may not be subject to the achievement of performance targets which may be determined by the Board at its absolute discretion on a case by case basis upon the grant of the relevant Option and stated in the offer of grant of such Option.

10. RIGHTS ON CEASING EMPLOYMENT OR OTHER ENGAGEMENT OR ON DEATH, DISABILITY OR RETIREMENT

(i) Options will immediately lapse if the Option-holder leaves employment or if he is guilty of serious failure to perform his duties, abuse of his position, material breach of Hong Kong or PRC laws, bribery and certain other conduct which materially damages the interests, reputation or image of the Company.

(ii) However, if the Option-holder leaves for one of the reasons listed below, his Option will vest (which can be before the date which is 2 years from the relevant Date of Grant) to the extent specified by the Board when the Option is offered. The Option will be exercisable, to the relevant extent, for four months from the date on which the Option-holder leaves employment, after which it will lapse. The reasons are:

- death;
- ill-health, injury or disability; and
- retirement in accordance with his employment contract and/or the retirement policy of the Group or in the case of a Non-Executive Director, the expiry of his term of office (other than by reason of early termination) in circumstances in which his re-election is not to be proposed.

The Option will vest and lapse in the same way if the Option-holder leaves but;

(a) becomes an employee or director of the Company's ultimate holding company or any of its subsidiaries (other than a member of the Group) (the "**Wider Group**");

(b) at the request or with the support of the Company or its holding companies, assumes a position outside the Wider Group; or

(c) becomes incapacitated in certain circumstances.

If the Option-holder is not an employee, he is treated as leaving employment when he ceases to hold the office or appointment.

11. TRANSACTIONS AFFECTING THE COMPANY

If there is a change of control (e.g. as a result of a general offer) or privatisation (other than by way of a scheme of arrangement) of the Company, Options will vest in full and be exercisable for six months from the date on which the change of control or privatisation becomes or is declared wholly unconditional, or the date on which the change of control or privatisation is made or occurs (or, if earlier, for one month from the date that Shares can be compulsorily acquired).

On a scheme of arrangement with creditors for the reconstruction of the Company or with Shareholders for a change of control or privatisation, Options will vest in full and are exercisable conditional upon the scheme of arrangement being approved and will lapse to the extent not so exercised on the date on which the scheme becomes effective.

If notice is given by the Company to its members to convene a general meeting for the purposes of considering and, if thought fit, approving a resolution to wind up the Company voluntarily, each Option will vest in full and may be exercised by notice which must be received by the Company not less than 7 business days before the date of the proposed meeting. Shares will be issued in satisfaction of a valid exercise no later than the business day immediately before the date of such proposed meeting. Options will lapse on the date of commencement of the winding up.

12. REORGANISATION OF CAPITAL STRUCTURE

In the event of any alteration in the capital structure of the Company, whether by way of capitalisation of profits or reserves, rights issues of Shares, consolidation or subdivision of Shares or reduction of the share capital of the Company in accordance with applicable laws and regulatory requirements (other than an issue of any share capital in satisfaction of a dividend in accordance with applicable laws or an issue of Shares as consideration in respect of a transaction to which the Company is a party), or in connection with any merger or de-merger involving the Company, corresponding adjustments (if any) shall be made to (i) the number of Shares, being the subject matter of the Option (insofar as it is unexercised); and/or (ii) the price at which the Options are exercisable.

Any such adjustment shall be made on the basis that (i) the proportion of the issued share capital of the Company to which an Option-holder is entitled after such adjustment shall remain the same as that to which he was entitled before such adjustment; and (ii) it will not enable any Share to be issued at less than its nominal value; and (iii) that the Auditors or independent financial adviser appointed by the Board (as appropriate) must confirm to the Board in writing that the adjustment satisfies the requirements of the Note to Rule 17.03 (13) of the Listing Rules, except where such adjustment is made on a capitalisation issue.

13. LAPSE OF OPTIONS

An Option will lapse on the earlier of:

(i) the expiry of the Option Period; or

(ii) expiry of any of the other periods referred to in paragraphs 9, 10 and 11; or

(iii) following a breach of the Rules summarised in paragraph 8 above; or

(iv) any date specified in a vesting scale established by the Board or any conditions established as described in paragraph 9.

14. RANKING OF SHARES

No dividends (including distributions made upon the liquidation of the Company) will be payable and no voting rights will be exercisable in relation to an Option that has not been exercised. Shares issued on the exercise of an Option will rank equally in all respects with the Shares in issue on the date of issue of such Shares. They will not rank for any rights attaching to Shares by reference to a record date preceding the date of issue of such Shares.

15. CANCELLATION OF OPTIONS

Any Options granted but not exercised may be cancelled by the Company if the Option-holder so agrees.

16. AMENDMENTS TO THE NEW SHARE OPTION SCHEME AND TERMS OF OPTIONS

(i) The terms and conditions of the New Share Option Scheme relating to the matters set out in Rule 17.03 of the Listing Rules shall not be altered to the advantage of grantees of the Options except with the prior approval of the Shareholders in general meeting.

(ii) Any alterations to the terms and conditions of the New Share Option Scheme which are of a material nature or any change to the terms of Options granted must be approved by Shareholders, except where the alterations take effect automatically under the existing terms of the New Share Option Scheme.

(iii) The amended terms of the New Share Option Scheme or the Options must still comply with the relevant requirements of Chapter 17 of the Listing Rules.

(iv) Any change to the authority of the Directors or the scheme administrators in relation to any alteration to the terms of the New Share Option Scheme must be approved by the Shareholders in general meeting.

17. TERMINATION OF THE NEW SHARE OPTION SCHEME

The New Share Option Scheme will automatically terminate on expiry of the period of the New Share Option Scheme as set out in paragraph 18 below. The New Share Option Scheme may be terminated at any time with the approval of the Shareholders of the Company. Following the termination of the New Share Option Scheme, (i) no new offers to grant Options under the New Share Option Scheme will be made and (ii) Options which have been previously granted but not yet exercised and not yet lapsed or cancelled shall continue to be valid and exercisable in accordance with the Rules.

18. PERIOD OF THE NEW SHARE OPTION SCHEME

Subject to paragraph 17 above, the New Share Option Scheme shall be valid and effective for a period of 10 years commencing on the Adoption Date, after which period no further Options will be granted. Therefore, the New Share Option Scheme is expected to expire at midnight on 16 November 2018. The provisions of the New Share Option Scheme shall remain in full force and effect to the extent necessary to give effect to the exercise of any Options granted prior to expiry of the 10 year period and which are at that time or become thereafter capable of exercise under the Rules, or otherwise to the extent as may be required in accordance with the provisions of the New Share Option Scheme.

19. CONDITIONS

The New Share Option Scheme is conditional on (i) the passing of the necessary resolution by the Shareholders of the Company at the EGM; and (ii) the Stock Exchange granting approval of the listing of, and permission to deal in, any Shares to be issued pursuant to the exercise of Options under the New Share Option Scheme.

20. RESTRICTIONS ON THE TIME OF GRANT OF OPTION

A grant of Options may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in accordance with the Listing Rules. In particular, during the period commencing one month immediately preceding the earlier of (i) the date of the Board meeting for the approval of the Company's results for any year, half-year, quarterly or any other interim period whether or not required under the Listing Rules; and (ii) the deadline for the Company to publish an announcement of its results for any year, half-year, quarterly or any other interim period whether or not required under the Listing Rules, and ending on the date of the results announcement, no Option may be granted. The period during which no Option may be granted will cover any period of delay in the publication of a results announcement.

21. RESTRICTIONS ON GRANTS

Each grant of Options to an Eligible Person who is a Director or chief executive of the Company, or any of their respective Associates, under the New Share Option Scheme must be approved by the Independent Non-Executive Directors of the Company (excluding any Independent Non-Executive Director who is the proposed grantee of the Options).

Where any grant of Options to an Independent Non-Executive Director of the Company, or any of their respective Associates, would result in the Shares issued and to be issued upon exercise of all Options already granted or to be granted under the New Share Option Scheme (including Options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant (i) representing in aggregate over 0.1% of the Shares in issue; and (ii) (where the securities are listed on the Stock Exchange) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5 million, such grant of Options by the Board must be approved by the Shareholders in general meeting (the vote on such approval to be taken on a poll). Any Shareholder who is a Connected Person of the Company must abstain from voting in favour of the resolution to approve such grant of Options.

If an Eligible Person on the Date of Grant of an Option holds or is entitled to exercise or control the exercise of more than 5% of voting shares of the Company, he will not be granted an Option unless approval from the Independent Non-Executive Directors and the shareholders of the Company has been obtained. Any shareholder who is a Connected Person of the Company must abstain from voting in favour of the resolution to approve such grant of Option(s).

22. ADMINISTRATION

The Board or a duly constituted committee of the Board will have responsibility for administering the Scheme, and references to "Board" in this appendix shall be construed accordingly. In addition, the Board may appoint an administrator or administrators in relation to the Scheme (or certain aspects thereof) on such terms as the Board may determine. As at the Latest Practicable Date, there were no arrangements in place in this regard.

Set out below are the details of Mr Huang Xiaofeng who offers himself for re-election at the EGM:

Mr. HUANG Xiaofeng aged 49, was appointed a Non-Executive Director of the Company on 29 October 2008. Mr. Huang graduated from South China Normal University and holds a Bachelor's degree in History. From 1987 to 1999, he worked with the General Office of the Communist Party of China ("CPC") Guangdong Committee in a number of positions. Between 1999 and 2003, Mr. HUANG was the Deputy Director General of the General Office of the CPC Guangzhou Committee and thereafter the Deputy Secretary General of the CPC Guangzhou Committee. Between 2003 and 2008, Mr. HUANG was the Deputy Director General of the General Office of the Guangdong Provincial Government and then the Deputy Secretary General of the Guangdong Provincial Government. Mr. HUANG was appointed as a Director and a Deputy General Manager of 廣東粤海控股有限公司 (Guangdong Holdings Limited) ("Guangdong Holdings") in April 2008 and was subsequently appointed as an executive director and a deputy general manager of GDH Limited ("GDH"), a wholly-owned subsidiary of Guangdong Holdings. Guangdong Holdings and GDH are the ultimate holding company and the immediate holding company of the Company respectively. Mr. HUANG was also appointed as a non-executive director of Guangdong Investment Limited ("GDI") and Kingway Brewery Holdings Limited ("Kingway Brewery") in June and October 2008 respectively. Both GDI and Kingway Brewery are fellow subsidiaries of the Company. The ordinary shares of GDI and Kingway Brewery are listed on The Stock Exchange of Hong Kong Limited.

Other than being a Non-Executive Director of the Company, Mr. HUANG does not hold any other position with the Company or any subsidiary of the Company.

Other than as stated above, Mr. HUANG is not related to any Directors, senior management, substantial or controlling shareholders of the Company, and has not held any directorship in any other listed company in the last three years.

As at the Latest Practicable Date, Mr. HUANG does not have any interest in shares and/or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no service contract between the Company and Mr. HUANG. He was not appointed for a specific term. Mr. HUANG, if re-elected, will hold office from the date of re-election to the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2011 and (ii) 30 June 2011, subject to earlier determination in accordance with the Articles of Association and/or any applicable laws and regulations. In accordance with the Articles of Association, Mr. HUANG is entitled to such director's fee as may be approved by the Board. However, given the Board's decision regarding directors' remuneration, Mr. HUANG is not and will not be receiving any remuneration from the Company during the 2008 financial year.

Save as disclosed above, in relation to the re-election of Mr. HUANG as a Non-Executive Director of the Company, there is no information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions under Rule 13.51(2) of the Listing Rules and there is no other matter which needs to be brought to the attention of the Shareholders.

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1203)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of Guangnan (Holdings) Limited (the "Company") will be held at the Boardroom, Basement II, The Wharney Guang Dong Hotel Hong Kong, No. 57–73 Lockhart Road, Wanchai, Hong Kong on Monday, 17 November 2008 at 4:30 p.m. for the following purposes:

To consider and, if thought fit, to pass the following as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT**:

(a) subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") granting approval of the listing of, and permission to deal in ordinary shares of the Company (the "**Shares**") which may fall to be issued pursuant to the exercise of options ("**Options**") granted under the share option scheme (the "**New Share Option Scheme**") of the Company, the terms of which are contained in the document marked "A" and produced to the meeting and for the purpose of identification signed by a Director of the Company and a summary of which is set out in a circular dated 31 October 2008 and despatched to the shareholders of the Company of which the notice convening this meeting forms part (the "**Condition**"), the New Share Option Scheme be and is hereby approved and the Board of Directors of the Company (the "**Board**") be and is hereby authorized to grant Options and to allot and issue Shares pursuant to the exercise of any Option and to do all such acts and to enter into all such transactions and arrangements as may be necessary or desirable in order to give effect to the New Share Option Scheme and, to the extent permissible under the Articles of Association of the Company, the Rules governing the Listing of Securities on the Stock Exchange and the rules of the New Share Option Scheme, the Directors of the Company may vote in respect of any resolution(s) under or affecting the New Share Option Scheme (including, without limitation, approving any amendments to the rules of the New Share Option Scheme as may be acceptable or not objected to by the Stock Exchange, the granting of Options thereunder or approving the allotment

and issue of Shares upon exercise of Options thereunder notwithstanding any interest(s) of any Director(s)). For the avoidance of doubt, the total number of Shares which may be issued upon the exercise of the Options to be granted under the New Share Option Scheme shall not exceed 10 per cent of the Shares in issue as at the date of the passing of this resolution. For the purpose of calculating the 10 per cent limit, all options previously granted under the existing share option scheme (the "**Existing Share Option Scheme**") of the Company which was adopted by the Company on 11 June 2004 or any other schemes of the Company (including those outstanding, cancelled, lapsed in accordance with the relevant scheme or exercised) will not be counted;

(b) the Existing Share Option Scheme is hereby terminated on the same date as the New Share Option Scheme comes into effect upon approval of the New Share Option Scheme in accordance with (a) above and fulfillment of the Condition, provided that any options granted under the Existing Share Option Scheme prior to the passing of this resolution shall not, in any way, be affected or prejudiced and all such options shall continue to be valid and exercisable in accordance with the Existing Share Option Scheme.

2. To re-elect Mr. HUANG Xiaofeng as a Director of the Company."

By order of the Board
SUNG Hem Kuen
Company Secretary

Hong Kong, 31 October 2008

Registered office:
22/F, Tesbury Centre
24–32 Queen's Road East
Hong Kong

Notes:

(i) A shareholder entitled to attend and vote at the above meeting may appoint one or more proxies to attend and, on a poll, vote in his place and such proxy need not be a shareholder of the Company.

(ii) A form of proxy is enclosed. To be valid, the form of proxy together with the power of attorney (if any) or other authority (if any) under which it is signed (or a notarially certified copy of such power or authority) must be delivered to the Company's registrar and share transfer office, Computershare Hong Kong Investor Services Limited, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not less than 48 hours before the time fixed for holding the meeting or adjourned meeting. The appointment of a proxy will not prevent a shareholder from subsequently attending and voting at the meeting or any adjourned meeting if he so wishes. If a shareholder who has lodged a form of proxy attends the meeting, his form of proxy will be deemed to have been revoked.

(iii) In the case of joint shareholders, the vote of the senior who tenders a vote, whether in person, or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority will be determined by the order in which the names stand in the Company's register of shareholders in respect of the joint holding.

附註：

(i) 凡有權出席上述大會並於會上投票之股東，均可委任一名或以上代表代其出席大會，並於投票表決時代表其投票。受委代表毋須為本公司股東。

(ii) 隨本通函附奉一份代表委任表格。代表委任表格連同經簽署之授權書(如有)或其他授權文件(如有)或經公證人簽署認證之授權書或授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶及登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712–1716室，方為有效。股東在委派代表後仍可依願出席大會或其任何續會，並於會上投票。如股東交回代表委任表格後親自出席大會，則代表委任表格將被視作撤銷論。

(iii) 如屬聯名股東，在排名首位股東親身或委派代表投票後，其餘聯名持有人將無權投票。就此而言，排名先後以本公司股東名冊上就該等聯名持有股份所登記之股東排名次序為準。

而配發及發行股份)之任何決議案投票。為免生疑問，於行使根據新股票期權計劃授出之期權時，可發行之股份總數不得超過於通過本決議案當日已發行股份之10%。就計算10%限額而言，將不計入先前根據本公司於2004年6月11日採納之本公司現有股票期權計劃(「**現有股票期權計劃**」)或本公司任何其他計劃授出之一切期權(包括該等尚未行使、已註銷、已根據有關計劃失效或已行使之期權)。

(b) 終止現有股票期權計劃，並於終止當日根據上述(a)項批准新股票期權計劃及達成條件後，新股票期權計劃即告生效，惟於通過本決議案前已根據現有股票期權計劃授出之任何期權不應在任何方面受到影響或損害，而所有該等期權將繼續有效及根據現有股票期權計劃可予行使。

2. 重選黃小峰先生為本公司之董事。

承董事會命
公司秘書
宋威權

香港，2008年10月31日

註冊辦事處：
香港
皇后大道東24-32號
金鐘匯中心
22樓

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(根據《公司條例》於香港註冊成立之有限公司)

(股份代號：1203)

股東特別大會通告

茲通告廣南(集團)有限公司(「本公司」)謹定於2008年11月17日(星期一)下午4時30分假座香港灣仔駱克道57–73號香港華美酒店地庫低層會議廳舉行股東特別大會，以便討論及處理下列事項：

考慮並酌情通過下列作為本公司之普通決議案：

普通決議案

1. 「**動議**：

(a) 按照及因應香港聯合交易所有限公司(「**聯交所**」)上市委員會批准因行使根據本公司股票期權計劃(「**新股票期權計劃**」)授出之期權(「**期權**」)而發行的本公司普通股(「**股份**」)上市及買賣後(「**條件**」)(新股票期權計劃的條款載於註有「A」字樣的文件內，已提交大會並由本公司一名董事簽署以資識別，新股票期權計劃之概要載於日期為2008年10月31日之通函內並已寄發予本公司股東，而召開本大會之通告為通函之一部分)，批准進行新股票期權計劃及授權本公司董事會(「**董事會**」)因應任何期權之行使而配發及發行股份，以及作出一切必要或權宜之有關行動及訂立一切必要或權宜之有關交易及安排以使新股票期權計劃生效，並且在本公司組織章程細則、聯交所證券上市規則及新股票期權計劃之規則允許的情況下，本公司董事可就根據或影響新股票期權計劃(包括但不限於批准就新股票期權計劃的規則作出聯交所所接納或不反對之任何修訂、根據有關修訂授出期權或批准因根據有關修訂行使期權(不論董事是否擁有任何權益)

除上文所披露者外，就重選黃先生出任本公司非執行董事一事而言，根據《上市規則》第13.51(2)段之任何條文規定，概無任何須予披露之資料或目前／過往涉及有關條文規定須予披露之任何事宜，並概無任何其他事宜須予知會股東垂注。

黃小峰先生願意於股東特別大會上膺選連任，其詳情載列如下：

黃小峰先生，49歲，於2008年10月29日獲委聘為本公司之非執行董事。黃先生畢業於中國華南師範大學，持有歷史學學士學位。彼於1987年至1999年期間在廣東省委辦公廳曾擔任不同職務。1999年至2003年黃先生先後任廣州市委辦公廳副主任及廣州市委副秘書長。黃先生於2003年至2008年先後任廣東省政府辦公廳副主任及廣東省政府副秘書長。黃先生於2008年4月獲委任為廣東粵海控股有限公司(「粵海控股」)之董事及副總經理，之後再獲委任為粵海控股之全資附屬公司粵海控股集團有限公司(「香港粵海」)常務董事及副總經理。粵海控股及香港粵海分別為本公司之最終控股公司及直接控股公司。彼亦於2008年6月及10月分別獲委任為粵海投資有限公司(「粵海投資」)及Kingway Brewery Holdings Limited(金威啤酒集團有限公司)(「金威啤酒」)之非執行董事。粵海投資及金威啤酒均為本公司之同系附屬公司。粵海投資及金威啤酒之普通股於香港聯合交易所有限公司上市。

除作為本公司之非執行董事外，黃先生並無於本公司或其任何附屬公司出任任何其他職位。

除上述者外，黃先生與本公司任何董事、高級管理人員、主要股東或控股股東概無關連，且於過去三年並無在其他上市公司擔任董事職務。

於最後實際可行日期，黃先生並無擁有任何本公司根據證券及期貨條例(香港法例第571章)第XV部所界定之股份及／或相關股份之權益。

本公司與黃先生並無訂立任何服務合約，其委任亦無固定的聘任年期。如獲重選連任，黃小峰先生將於獲重選連任當日出任非執行董事，根據組織章程細則及／或任何適用法律及法規，任期直至(i)本公司將於2011年舉行之股東週年大會結束及(ii)2011年6月30日止，以較早者為準。根據組織章程細則規定，黃先生有權取得可能經董事會批准之董事袍金。然而，鑒於董事會就董事酬金之決定，黃先生現時並沒有收取本公司任何酬金，而於2008年財政年度內，黃先生將不會獲發任何酬金。

21. 授出期權之限制

每次根據新股票期權計劃向身為董事或本公司最高行政人員或彼等各自之聯繫人士授出期權，均須獲本公司之獨立非執行董事(為期權準承授人之獨立非執行董事除外)批准。

倘向本公司獨立非執行董事或彼等各自之任何聯繫人士授出期權，會導致因行使於截至有關授出日期(包括該日)止12個月期間內根據新股票期權計劃已經或將會向該名人士授出之所有期權(包括已行使、已註銷或未行使之期權)而已經或將會向其發行之股份：(i)合共佔已發行股份0.1%以上；及(ii)倘證券乃於聯交所上市，總值合共超過5,000,000港元(根據於各個授出日期股份之收市價計算)，董事會授出該期權必須獲股東在股東大會上批准(就有關批准進行之表決必須以投票表決方式進行)。身為本公司關連人士之任何股東必須放棄就批准有關授出期權之決議案投贊成票。

倘合資格人士於期權之授出日期持有或有權行使或控制行使本公司5%以上之投票股份，除非已取得本公司之獨立非執行董事及股東之批准，否則彼將不會獲授期權。身為本公司關連人士之股東必須放棄就批准有關授出期權之決議案投贊成票。

22. 管理

董事會或董事會正式組成之委員會將負責管理本計劃。此外，董事可依據由董事會釐定之有關條款就本計劃(或其任何方面)委任一名行政人員或多於一名行政人員。「董事」一詞應按本附件所述之「董事」解釋。於最後實際可行日期，概無就此方面之安排。

17. 新股票期權計劃之終止

新股票期權計劃將於下文第18段所載的新股票期權計劃期限屆滿時自動終止。新股票期權計劃可在獲得本公司股東批准之情況下在任何時間終止。終止新股票期權計劃後，(i)將不會根據新股票期權計劃作出任何新的期權授出要約；及(ii)於先前授出但尚未行使及尚未失效或註銷之期權將繼續根據《此等規則》為有效及可予行使。

18. 新股票期權計劃之期限

在上文第17段的規限下，新股票期權計劃將自採納日期起計十年內有效並具有效力。該段期限過後將不會再授出任何期權。因此，新股票期權計劃預期將於2018年11月16日午夜屆滿。新股票期權計劃之條文規則仍具十足效力足以使於十年期限屆滿前及於屆滿時任何已授出之期權得以行使或於期限屆滿後仍可根據《此等規則》行使，或根據新股票期權計劃條文規定之情況下行使。

19. 條件

新股票期權計劃須待下列條件完成後方可作實：(i)本公司股東在股東特別大會上通過必要之決議案；及(ii)聯交所批准因根據新股票期權計劃授出之期權獲行使而發行之任何股份上市及買賣。

20. 授出期權之時間規定

於發生可能影響股價之事件後，或已就可能影響股價事宜作出決定時，不得授出期權，直至該等可能影響股價之資料已根據《上市規則》作出公佈為止；尤其是不得在緊接以下較早日期前一個月內授出期權：(i)董事會為批准本公司於任何年度、半年度、季度或任何其他中期之業績(不論是否《上市規則》所規定者)而舉行會議之日期；及(ii)本公司刊登任何年度、半年度、季度或任何其他中期之業績公告(不論是否《上市規則》所規定者)之期限，而截至公佈業績當日不得授出期權。限制授出期權之期間將包括延遲刊登業績公告之期間。

13. 期權之失效

期權將於下列情況下(以較早者為準)失效：

(i) 期權期限屆滿；或

(ii) 第9、10及11段所述之任何其他期限屆滿；或

(iii) 在違反上文第8段概述之《此等規則》之後；或

(iv) 董事會訂定之歸屬比例指定之任何日期或第9段載述所訂定之任何條件。

14. 股份之地位

尚未行使之期權將不能享有任何股息(包括於本公司清盤時作出之分派)，亦不可行使任何投票權。根據行使期權而發行之股份將於各方面與於該等股份發行日期已發行之股份享有同等權利，惟期權股份將不能享有於該等股份發行日期前之記錄日期所附帶之權利。

15. 註銷期權

若期權持有人同意，本公司可以註銷任何已授出但未行使之期權。

16. 修訂新股票期權計劃及期權之條款

(i) 涉及《上市規則》第17.03條所載事宜之新股票期權計劃之條款及條件不得為期權承授人之利益作出更改，除非事先獲股東於股東大會上批准。

(ii) 新股票期權計劃之條款及條件之任何屬重大性質之更改或已授出期權之條款之任何更改須經由股東批准，惟該等更改乃根據新股票期權計劃之現有條款自動生效除外。

(iii) 新股票期權計劃或期權經修訂之條款依然須遵守《上市規則》第十七章之有關規定。

(iv) 董事或計劃管理人就更改新股票期權計劃條款之權力之任何改變，須經由股東於股東大會上批准方可進行。

倘期權持有人並非僱員，彼於不再出任職務或不再接受委任後會被視為已離職。

11. 影響本公司之交易

倘出現本公司控制權易手(例如因作出全面收購)或私有化(債務償還安排除外)，期權將全數歸屬，並可於控制權易手或私有化成為或宣佈為全面無條件當日，或作出或發生控制權易手或私有化當日起計六個月行使(或(若較早發生)股份可以強制收購當日起計一個月行使)。

倘與債權人就重組本公司或與股東就控制權易手或私有化進行一項安排計劃，期權將全數歸屬，並於批准安排計劃後可予有條件行使，而不獲行使的部分將於計劃生效當日失效。

倘本公司向其股東發出召開股東大會之通告，藉以考慮及酌情批准本公司自願清盤之決議案，各份期權將全數歸屬，並可於通知本公司後行使，惟有關通知須於建議舉行會議日期7個營業日前由本公司收訖。股份將最遲於緊接該建議舉行會議日期前一個營業日因有效行使期權而發行。期權將於開始清盤日期當日失效。

12. 資本架構重組

倘本公司之資本架構出現任何改變，不論是根據適用法律及監管規定將溢利或儲備資本化、進行供股、股份合併或拆細或削減本公司股本(惟不包括根據適用法律發行任何股本以支付股息或根據本公司屬訂約方之交易發行股份作為代價)或與涉及本公司的任何合併或分拆有關連，則須就下列各項作出相應調整(如有)：(i)期權所涉及之股份數目(以尚未行使者為限)；及／或(ii)期權之行使價。

任何上述調整均須按下列基準作出：(i)期權持有人於有關調整後有權佔本公司已發行股本之比例須與其於作出有關調整前所享有者相同；及(ii)不會使將發行之任何股份之價格低於其面值；及(iii)核數師或由董事會委任之獨立財務顧問(視情況而定)必須向董事會作出書面確認，有關調整符合《上市規則》第17.03(13)條附註之規定，惟有關調整乃就資本化發行而作出者則除外。

8. 期權不可轉讓

除因期權持有人身故而其名下期權將獲轉移予其遺產代理人外，任何期權持有人不得將其期權或任何有關權利向任何其他人士轉讓、指轉或出售。倘期權持有人將任何該等期權或權利轉讓、指轉或出售(不論是否自願)，有關期權即告失效。

9. 表現目標

期權之行使可能會或可能不會取決於能否達成表現目標，而董事會可於授出相關期權時根據個別情況全權酌情決定有關表現目標，並於該期權之授出要約內列明。

10. 終止僱用或其他聘用或身故、殘疾或退休時之權利

(i) 倘期權持有人離任或判定嚴重失職、濫用職權、嚴重違反香港或中國法律、貪污及若干其他行為，嚴重損害本公司的利益、聲譽或形象，期權將即告失效。

(ii) 然而，倘期權持有人因以下其中一個原因離任，其期權將於授予期權要約時按董事會所指定的情況歸屬(可於相關授予期權日期起計兩年前一天)。期權將在有關情況下於期權持有人離任當日起計四個月內可予行使，其後將告失效。離任原因為：

- 身故；
- 健康欠佳、受傷或殘疾；及
- 根據其僱傭合約及／或本集團的退休政策退休或倘為非執行董事，其任期屆滿(因提早終止任期者除外)，在此情況下，其將不獲提名膺選連任。

倘購股權持有人離任但出現以下情況，則購股權會按相同方法歸屬及失效：

(a) 成為本公司最終控股公司或其任何附屬公司(本集團之成員公司除外)(「**擴大集團**」)之僱員或董事；

(b) 應本公司或其控股公司之要求或在彼等的支持下，出任擴大集團以外公司之職位；或

(c) 在若干情況下無法勝任者。

6. 新股票期權計劃涉及之股份數目上限及參與者可獲授予數目上限

於行使根據新股票期權計劃授出之一切期權時，可發行之股份總數不得超過於採納日期本公司已發行股份之10%(「**限額**」)。就計算限額而言，將不計入根據新股票期權計劃之條款而失效之期權。

倘董事會向任何合資格人士授出期權(「**相關期權**」)，而該名合資格人士於行使相關期權後可認購之股份數目，連同其於截至相關期權要約日期(包括該日)止12個月內根據之所有期權(包括已行使，已取消及尚未行使之期權)已經或將會向其發行之股份總數，合共超過相關期權要約日期已發行股份之1%，則董事會不得向合資格人士授出任何相關期權，除非已於股東大會取得股東批准，而根據《上市規則》有關合資格人士及其聯繫人士須棄權投票。

於最後實際可行日期，本公司之已發行股份總數為905,603,285股。因行使根據新股票期權計劃授出之期權而可予發行之股份總數為90,560,328股股份，佔於最後實際可行日期已發行股份總數10%。

7. 期權之接納及行使時間

在下文第9至13段及第15段的條文的規限下：

(i) 合資格人士可於董事會規定之期間內接納期權授出要約，惟不可遲於該要約日期起計的14日內。

(ii) 所有期權於授出時為未歸屬期權，而倘承授人繼續為合資格人士，未歸屬期權將根據有關期權的授出要約列明的歸屬時間表歸屬於承授人。

(iii) 根據新股票期權計劃及有關期權授出要約的《此等規則》，已歸屬期權可根據《此等規則》的條款於董事釐定及通知各承授人的期間內任何時間行使，該期間可於期權授出日期起計兩年之日開始，惟無論如何將不遲於期權授出日期起計10年結束。

以下為本公司建議於2008年11月17日採納的新股票期權計劃的主要條款概要。

1. 目的

新股票期權計劃旨在為本公司提供靈活途徑，以挽留、激勵、獎勵、酬賞、補償合資格人士及／或向合資格人士提供福利。

2. 參與資格

董事會可建議授出期權予任何合資格人士以按董事會不時釐定的行使價認購該等數目的股份，惟永遠受《此等規則》指定的任何限額及限制規限。本公司僅可因應股份每手買賣單位根據新股票期權計劃授出期權。

3. 接納期權要約之付款

期權持有人毋須就授予期權支付款項。

4. 期權之條款

根據新股票期權計劃授出之期權，須受董事會所決定並於期權授出要約中載列之有關條款及條件所限制，包括：

(i) 期權持有人必須於達成期權之歸屬條件後方可歸屬及可予行使；及

(ii) 失效及其他條件。

此等規定將給予董事會靈活性，施加為達成新股票期權計劃之不同目的所適用的條件。

5. 行使價

行使價將由董事會釐定(惟可根據下文第12段作出調整)，並知會期權持有人，惟不得低於下列最高者：(i)股份於授出日期(必須為營業日)在聯交所按聯交所每日報價表所報之收市價；(ii)股份在緊接授出日期前五個交易日在聯交所按聯交所每日報價表所報之平均收市價；及(iii)股份面值。

於任何股東大會上提呈以供投票的決議案將以舉手方式表決，惟於宣佈舉手表決結果之前或當時，或於撤回投票表決之任何其他要求時要求以投票方式表決則作別論。投票表決可由下列人士提出：

(a) 大會主席；或

(b) 最少三名親身或委派代表出席並有權在會上投票之股東；或

(c) 任何一名或多名親身出席大會之股東或其委任代表，而其所代表之投票權不少於所有有權出席大會並於會上投票之股東之總投票權十分之一；或

(d) 任何一名或多名親身出席大會之股東或其委任代表，而其所持有附有權利可出席大會並於會上投票之股份之已繳足金額總數相等於不少於附有有關權利之全部繳足股份總數之十分之一。

除非如上所述要求以投票方式表決且並無撤回該要求，否則主席宣佈一項決議案在舉手表決時一致或以特定大多數通過或不獲通過時，即為最終及終局結果，而就此目的記入本公司會議紀錄後，即為有關事實之終局憑證，而無須證明所錄得之贊成或反對票數或比例。

5. 推薦建議

董事認為採納新股票期權計劃、終止現有股票期權計劃及重選黃小峰先生作為非執行董事符合本公司與其股東之最佳利益。因此，董事會(包括獨立非執行董事)建議 閣下投票贊成於股東特別大會通告所載之決議案。

6. 責任聲明

本文件載有遵照《上市規則》規定而提供有關本公司之資料。董事對本通函所載資料之準確性共同及個別承擔全部責任，且在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實致使本通函所作任何聲明有所誤導。

此致

列位股東 台照

代表董事會
廣南(集團)有限公司
主席
梁江
謹啟

2008年10月31日

出期權所適用的具體條款及準則。按前所述，新股票期權計劃之合資格人士範圍較現有股票期權計劃有所收窄，僅包括本集團之僱員、行政人員及董事。本公司及其附屬公司之供應商、客戶、顧問、諮詢人及股東並不包括於新股票期權計劃之合資格人士之範圍。新股票期權計劃亦明文規定，董事會可能會在每次授出期權時訂定適用於有關期權之行使價(不得少於《上市規則》規定之最低價格)、歸屬比例(包括最短持有時間)及任何表現目標及其他條件。董事相信，新股票期權計劃將可給予董事會靈活性，以釐定歸屬比例、適用表現目標及在個別情況下因應期權的具體授出情況而訂定之任何其他條件，從而使到本集團可處於更有利位置，以吸納有助本集團之長期增長及發展之精英。本公司將不會根據新股票期權計劃委任信託人。

3. 重選董事

根據組織章程細則第92條，任何獲董事會委任之董事，任期由獲委任開始，直至其委任後本公司召開的首次股東大會為止，屆時符合資格膺選連任。

黃小峰先生，於2008年6月6日舉行之上屆股東週年大會後獲委任為本公司董事，須根據組織章程細則第92條於股東特別大會上退任。彼符合資格，並願膺選連任。黃先生為非執行董事，如獲重選連任，黃小峰先生將於獲重選連任當日擔任非執行董事，根據組織章程細則及／或適用之法律及法規，任期直至(i)本公司將於2011年舉行之股東週年大會結束及(ii) 2011年6月30日止，以較早者為準。黃先生之詳情載列於本通函附錄二。

4. 股東特別大會

股東特別大會通告載於本通函附錄三。務請股東細閱股東特別大會通告，並盡快將隨附適用於股東特別大會之代表委任表格按其上印備之指示填妥及交回，惟無論如何須於股東特別大會或其任何續會指定舉行時間48小時前交回本公司之股份過戶及登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712–1716室。填妥及交回代表委任表格後， 閣下仍可依願親身出席股東特別大會或其任何續會，並於會上投票。

期權計劃繼續行使。於最後實際可行日期，本公司根據現有股票期權計劃授出之可認購8,250,000股股份之8,250,000份現有期權尚未行使。目前及直至新股票期權計劃生效日期及現有股票期權計劃終止日期，本公司無意根據現有股票期權計劃授出更多期權。

除現有股票期權計劃外，本集團並無採納任何計劃可令本集團董事授出期權以認購本公司股份。

d. 期權之價值

董事認為，由於計算該期權的價值的重要變數未能確定，因此列示根據新股票期權計劃可授出的全部期權的價值，猶如該等期權在批准新股票期權計劃前，已於最後實際可行日期授出，實屬不適宜。該等變數對於釐定該等期權的價值極為重要，包括因行使期權而應付的股份認購價、會否根據新股票期權計劃授出期權，及倘授出該等期權，將涉及多少份期權及授出時間、認購權可予行使之期限、董事會就任何須於期權所附認購權可予行使前達到的表現目標實施的酌情權，及董事會就期權可能施加的任何其他條件，以及該等期權(如獲授出)是否會被期權持有人行使。因此，董事認為期權的價值受多項難以確定或僅可在多個理論及臆測假設之上確定的變數影響，故此，董事相信就期權的價值作出計算無甚意義，並可能會在有關情況下誤導股東。

e. 申請上市

本公司將向上市委員會申請批准因行使根據新股票期權計劃所授出之任何期權而將予發行之股份上市及買賣。

f. 採納新股票期權計劃之理由

新股票期權計劃之目的在於使本公司能夠聘請及挽留本集團之主要僱員、行政人員及董事，激勵彼等之表現，推動提升股東價值。有鑑於此，董事會建議以新股票期權計劃取代現有股票期權計劃，藉以(a)訂出可透過新股票期權計劃受惠之合資格人士之具體範圍；及(b)給予董事會靈活性可決定向不同之合資格人士授

計劃。在2004年6月11日前根據2001年股票期權計劃已授出的期權仍然依照該2001年股票期權計劃之條文有效直至失效為止。

於最後實際可行日期，已根據2001年股票期權計劃授出可認購合共10,690,000股股份的期權，當中可認購4,500,000股股份的期權尚未行使，而可認購2,370,000股股份的期權已根據2001年股票期權計劃的條款失效。

於最後實際可行日期，已根據現有股票期權計劃授出可認購合共11,770,000股股份的期權，當中可認購8,250,000股股份的期權尚未行使，而可認購3,320,000股股份的期權已根據現有股票期權計劃的條款失效。

批准新股票期權計劃將令因行使根據新股票期權計劃授予合資格人士的全部期權而將予發行的股份總數的限額更新，該限額不得超過批准日期已發行股份的10%。之前已根據2001年股票期權計劃、現有股票期權計劃及任何其他計劃授出的期權(包括根據2001年股票期權計劃、現有股票期權計劃或該等其他計劃之該等尚未行使、已註銷、失效或行使之期權)將不會計入更新限額之計算內。

按現時計劃，本公司日後不會根據新股票期權計劃更新限額。

因根據新股票期權計劃及其他計劃授出但尚未行使的所有未行使期權獲行使而可能發行的股份數目的限額，不得超過本公司不時已發行股份的30%。倘發行導致超過限額，概不得根據本公司任何計劃授出期權。

基於在最後實際可行日期有905,603,285股股份已發行，以及假設概無股份由本公司於股東特別大會前發行或購回，計劃限額將重定為90,560,328股股份。

c. 終止現有股票期權計劃

現有股票期權計劃將於上文所載條件達成後而新股票期權計劃生效當日終止。於現有股票期權計劃終止後，將不再授出期權，惟其任何條文仍然全面有效，在現有股票期權計劃終止前已授出的所有現有期權應繼續有效，並可根據現有股票

2. 現有股票期權計劃及新股票期權計劃

a. 新股票期權計劃

由於下文「採納新股票期權計劃之理由」一節所載理由，董事會建議採納新股票期權計劃以取代現有股票期權計劃。根據現有股票期權計劃的條文規定，本公司可以股東大會決議案終止現有股票期權計劃的運作。因此，本公司將於股東特別大會上向股東提呈一項普通決議案，以批准採納新股票期權計劃及由新股票期權計劃生效日期起終止現有股票期權計劃。

新股票期權計劃旨在激勵經選定的僱員、行政人員及董事為本集團作出貢獻，並為本公司提供靈活途徑，以挽留、激勵、獎勵、酬賞、補償該等僱員、行政人員及董事及／或向該等僱員、行政人員及董事提供福利，或作董事會可能不時批准之其他用途。

新股票期權計劃的概要載於本通函附錄一。新股票期權計劃的規則由2008年10月31日至股東特別大會日期之正常辦公時間止於香港皇后大道東24–32號金鐘匯中心22樓，可供查閱。

新股票期權計劃須待下列條件達成後方可作實：

(i) 在股東特別大會上通過第1項普通決議案批准採納新股票期權計劃及終止現有股票期權計劃；及

(ii) 聯交所上市委員會批准因根據新股票期權計劃可能授出之期權獲行使而配發及發行之新股份上市及買賣。

於行使根據新股票期權計劃將授出之一切期權時可發行之股份於任何時間均不得超過於採納日期已發行股份之10%。倘發行導致超過10%限額，概不得根據新股票期權計劃授出期權。

b. 發行股份之授權

現有股票期權計劃由本公司於2004年6月11日採納，據此，董事會可由2004年6月11日起的十年內任何時間按董事會全權酌情決定根據現有股票期權計劃向合資格參與者授出期權。同日，本公司亦終止於2001年8月24日採納之2001年股票期權

GUANGNAN (HOLDINGS) LIMITED
廣南(集團)有限公司

(根據《公司條例》於香港註冊成立之有限公司)

(股份代號：1203)

董事：

執行董事：

梁江先生*(主席)*
李力先生*(副主席)*
譚云標先生*(總經理)*
宋咸權先生*(財務總監)*

非執行董事：

黃小峰先生
羅蕃郁先生
侯卓冰小姐

獨立非執行董事：

Gerard Joseph McMAHON先生
譚惠珠小姐
李嘉強先生

註冊辦事處：

香港
皇后大道東24-32號
金鐘匯中心22樓

敬啟者：

終止現有股票期權計劃
及採納新股票期權計劃
重選董事
及
股東特別大會通告

1. 緒言

本通函旨在向股東提供合理需要之資料，以令彼等對將於股東特別大會提呈之決議案作出知情決定，該等決議案有關建議採納新股票期權計劃、終止現有股票期權計劃及重選黃小峰先生為非執行董事。

「期權期限」	指	(就期權而言)期權可行使之期限(於要約日期知會期權持有人，並載於期權證書)，有關期限自期權授出日期起計不超過十年；
「第1項普通決議案」	指	股東特別大會通告提呈之第1項普通決議案，以批准(其中包括)終止現有股票期權計劃及採納新股票期權計劃；
「中國」	指	中華人民共和國(就本通函而言，不包括香港、澳門特別行政區及台灣)；
「《此等規則》」	指	新股票期權計劃之規則(經不時修訂)；
「股份」	指	本公司股本中每股面值0.50港元之普通股；
「股東」	指	股份之登記持有人；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	目前及不時為本公司附屬公司(定義見《上市規則》)之公司(不論該公司於香港或其他地方註冊成立)；及
「%」	指	百分比。

「行使價」	指	(就任何期權而言)由董事會根據《上市規則》釐定並通知期權持有人之價格；
「現有股票期權計劃」	指	於2004年6月11日由本公司採納之股票期權計劃；
「本集團」	指	(i) 本公司； (ii) 本公司之全部附屬公司(定義見《上市規則》)； (iii) 所有實體而本集團一間或以上之成員公司持有其20%或以上之已發行股本或持有20%或以上在股東大會上有投票權之股份或持有有關實體之其他權益持有人；及 (iv) 董事會合理視為本公司聯屬人士之人士；
「港元」	指	港元，香港之法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；
「最後實際可行日期」	指	2008年10月29日，即本通函付印前確定本通函所載若干資料之最後實際可行日期；
「《上市規則》」	指	經不時修訂之《聯交所證券上市規則》；
「新股票期權計劃」	指	本公司於股東特別大會上建議採納之股票期權計劃；其主要條款於本通函附錄一概述；
「要約日期」	指	授予期權之要約日期；
「期權」	指	根據新股票期權計劃之條款認購股份之權利；
「期權持有人」	指	持有新股票期權計劃之期權之人士；

在本通函中，除文義另有所指外，下列詞語具有以下涵義：

「2001年股票期權計劃」	指	於2001年8月24日由本公司採納並於2004年6月11日終止之股票期權計劃；
「採納日期」	指	股東於股東特別大會上以普通決議案採納新股票期權計劃之日期；
「組織章程細則」	指	本公司最初採納或根據《公司條例》不時修訂之組織章程細則；
「聯繫人士」	指	具有《上市規則》第一章所賦予之涵義；
「核數師」	指	本公司不時之核數師；
「董事會」	指	本公司之董事會；
「每手買賣單位」	指	股份不時於聯交所買賣之每手買賣單位，於採納日期為2,000股股份；
「《公司條例》」	指	香港法例第三十二章《公司條例》；
「本公司」	指	廣南(集團)有限公司，於香港註冊成立之有限公司，其股份在聯交所主板上市；
「關連人士」	指	具有《上市規則》所賦予之涵義；
「授出日期」	指	授出期權之日期；
「董事」	指	本公司董事；
「股東特別大會」	指	本公司訂於2008年11月17日(星期一)下午4時30分於香港灣仔駱克道57–73號香港華美酒店地庫低層會議廳舉行之本公司股東特別大會，大會通告載於本通函第19頁至第21頁(或如文義需要，其任何續會)；
「股東特別大會通告」	指	載於本通函第19頁至第21頁召開股東特別大會之通告；
「合資格人士」	指	本集團成員公司之僱員、行政人員或董事(在各情況下由本公司不時釐定)；

目　錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或所應採取之行動**有任何疑問**，應諮詢　閣下之註冊證券交易商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下全部本公司之股份，應立即將本通函及隨附之代表委任表格送交買主或承讓人，或經手買賣或轉讓之銀行、註冊證券交易商、持牌法團或其他代理，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並表明不會就本通函任何內容或因倚賴該等內容而引致之任何損失承擔任何責任。

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

(根據《公司條例》於香港註冊成立之有限公司)

(股份代號：1203)

終止現有股票期權計劃
及採納新股票期權計劃
重選董事
及
股東特別大會通告

現謹訂於2008年11月17日(星期一)下午4時30分假座香港灣仔駱克道57–73號香港華美酒店地庫低層會議廳舉行本公司股東特別大會，股東特別大會通告載於本通函第19頁至第21頁。無論　閣下能否出席該大會，務請盡快將隨附之代表委任表格按其上印備之指示填妥及交回，惟無論如何須於股東特別大會或其任何續會指定舉行時間48小時前交回本公司之股份過戶及登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712–1716室。填妥及交回代表委任表格後，　閣下仍可依願親身出席股東特別大會或其任何續會，並於會上投票。

2008年10月31日

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	普通股
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Hou (Other names)Zhuobing
8. Name of director (Chinese):	侯卓冰
9. Chinese Character Code:	018605870393
12. Date of relevant event:	30/12/2008 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		201	1,000,000	HKD				

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	0	0.00

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	1,000,000	0.11

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares	
201	Long position	1,000,000

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long	409	30/12/2010	29/06/2014	0.000	0.750		400,000

Position							
Long Position	409	30/12/2011	29/06/2014	0.000	0.750		300,000
Long Position	409	30/12/2012	29/06/2014	0.000	0.750		100,000
Long Position	409	30/12/2013	29/06/2014	0.000	0.750		200,000

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 30/12/2008 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3B - Director's/Chief Executive's Notice - Interests in Shares of Associated Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Name of associated corporation of listed corporation:	Guangdong Investment Limited
4. Registered office:	28/F And 29/F, Guangdong Investment Tower, 148 Connaught Road Central, H.K.
5. Principal place of business:	Hong Kong
6. Class of shares in which interested:	Ordinary Shares
7. Number of issued shares in class:	6,102,688,071
8. Business registration number:	03765183-000-01
9. Certificate of Incorporation No.:	31340
Place of Incorporation:	Hong Kong
10. Exchange on which listed:	The Stock Exchange of Hong Kong Limited
11. Name of director (English) as printed on HKID/Passport:	(Surname) Hou (Other names)Zhuobing
14. Name of director (Chinese):	侯卓冰
15. Chinese Character Code:	018605870393
18. Date of relevant event:	08/08/2007 (dd/mm/yyyy)
19. Date when director became aware of the relevant event/ interest in the shares (if later):	

20. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	141		201	32,000	HKD	4.62	4.62		

21. Total shares in associated corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	0	0.00

22. Total shares in associated corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	32,000	0.00

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only):

Code describing capacity	Number of shares	
201	Long position	32,000

24. Further information in respect of derivative interests in associated corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by associated corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

25. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

26. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

27. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

29. Date of filing this Form 3B: 10/08/2007 (dd/mm/yyyy)

31. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Li (Other names)Li
8. Name of director (Chinese):	李力
9. Chinese Character Code:	
12. Date of relevant event:	07/01/2008 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	130		201	1,577,000	HKD				

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	1,577,000	0.17

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	1,577,000	0.17

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares	
201	Long position	1,577,000

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 08/01/2008 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	普通股
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Li (Other names)Li
8. Name of director (Chinese):	李力
9. Chinese Character Code:	
12. Date of relevant event:	30/12/2008 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		201	1,200,000	HKD				

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	1,577,000	0.17

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,777,000	0.31

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

	Code describing derivatives	Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long Position	409	30/12/2010	29/06/2014	0.000	0.750		480,000

Long Position	409	30/12/2011	29/06/2014	0.000	0.750		360,000
Long Position	409	30/12/2012	29/06/2014	0.000	0.750		120,000
Long Position	409	30/12/2013	29/06/2014	0.000	0.750		240,000

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 30/12/2008 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	普通股
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Tan (Other names)YunBiao
8. Name of director (Chinese):	譚雲標
9. Chinese Character Code:	622300612871
12. Date of relevant event:	30/12/2008 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		201	1,200,000	HKD				

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	3,500,000	0.39

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	4,700,000	0.52

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long	409	30/12/2010	29/06/2014	0.000	0.750		480,000

Position							
Long Position	409	30/12/2011	29/06/2014	0.000	0.750		360,000
Long Position	409	30/12/2012	29/06/2014	0.000	0.750		120,000
Long Position	409	30/12/2013	29/06/2014	0.000	0.750		240,000

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 30/12/2008 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	普通股
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Sung (Other names)Hem Kuen
8. Name of director (Chinese):	宋咸權
9. Chinese Character Code:	134507522938
12. Date of relevant event:	30/12/2008 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		201	900,000	HKD				

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	0	0.00

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	900,000	0.10

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares	
201	Long position	900,000

18. Further information in respect of derivative interests in listed corporation:

	Code describing derivatives	Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long	409	30/12/2010	29/06/2014	0.000	0.750		360,000

Position							
Long Position	409	30/12/2011	29/06/2014	0.000	0.750		270,000
Long Position	409	30/12/2012	29/06/2014	0.000	0.750		90,000
Long Position	409	30/12/2013	29/06/2014	0.000	0.750		180,000

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 30/12/2008 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	903,583,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Liang (Other names)Jiang
8. Name of director (Chinese):	梁江
9. Chinese Character Code:	27333068
12. Date of relevant event:	14/06/2007 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	122	201		100,000	HKD	2.31	2.31		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	4,230,000	0.47

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	4,130,000	0.46

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 15/06/2007 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	903,903,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Liang (Other names)Jiang
8. Name of director (Chinese):	梁江
9. Chinese Character Code:	27333068
12. Date of relevant event:	21/06/2007 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	Average price per share	Off Exchange: Average consideration per share	Consideration code
Long position	122	201		130,000	HKD	2.26	2.259		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	4,130,000	0.46

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	4,000,000	0.44

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 25/06/2007 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	903,903,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Liang (Other names)Jiang
8. Name of director (Chinese):	梁江
9. Chinese Character Code:	27333068
12. Date of relevant event:	03/07/2007 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	Average price per share	Off Exchange: Average consideration per share	Consideration code
Long position	122	201		2,000,000	HKD			2.25	301

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	4,000,000	0.44

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,000,000	0.22

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 04/07/2007 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Liang (Other names)Jiang
8. Name of director (Chinese):	梁江
9. Chinese Character Code:	27333068
12. Date of relevant event:	14/12/2007 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		201	100,000	HKD	1.47	1.47		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,000,000	0.22

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,100,000	0.23

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 14/12/2007 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Liang (Other names)Jiang
8. Name of director (Chinese):	梁江
9. Chinese Character Code:	27333068
12. Date of relevant event:	17/12/2007 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		201	50,000	HKD	1.4	1.4		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,100,000	0.23

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,150,000	0.24

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 19/12/2007 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Liang (Other names)Jiang
8. Name of director (Chinese):	梁江
9. Chinese Character Code:	27333068
12. Date of relevant event:	22/01/2008 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		201	100,000	HKD	1.33	1.33		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,150,000	0.24

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,250,000	0.25

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 23/01/2008 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Liang (Other names)Jiang
8. Name of director (Chinese):	梁江
9. Chinese Character Code:	27333068
12. Date of relevant event:	22/02/2008 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		201	50,000	HKD	1.48	1.48		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,250,000	0.25

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,300,000	0.25

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 26/02/2008 (dd/mm/yyyy)

26. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	普通股
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Liang (Other names)Jiang
8. Name of director (Chinese):	梁江
9. Chinese Character Code:	27333068
12. Date of relevant event:	06/05/2008 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		201	30,000	HKD	1.36	1.36		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,300,000	0.25

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,330,000	0.26

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 08/05/2008 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	普通股
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Liang (Other names)Jiang
8. Name of director (Chinese):	梁江
9. Chinese Character Code:	27333068
12. Date of relevant event:	07/05/2008 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		201	50,000	HKD	1.35	1.35		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,330,000	0.26

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,380,000	0.26

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 08/05/2008 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	普通股
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Liang (Other names)Jiang
8. Name of director (Chinese):	梁江
9. Chinese Character Code:	27333068
12. Date of relevant event:	30/12/2008 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		201	2,150,000	HKD				

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	2,380,000	0.26

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	4,530,000	0.50

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

	Code describing derivatives	Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long	409	30/12/2010	29/06/2014	0.000	0.750		860,000

Position							
Long Position	409	30/12/2011	29/06/2014	0.000	0.750		645,000
Long Position	409	30/12/2012	29/06/2014	0.000	0.750		215,000
Long Position	409	30/12/2013	29/06/2014	0.000	0.750		430,000

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 30/12/2008 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3B - Director's/Chief Executive's Notice - Interests in Shares of Associated Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Name of associated corporation of listed corporation:	粤海投資有限公司
4. Registered office:	香港干諾道中148號粤海投資大廈28樓及29樓
5. Principal place of business:	Hong Kong
6. Class of shares in which interested:	普通股
7. Number of issued shares in class:	6,161,388,071
8. Business registration number:	03765183-000-01
9. Certificate of Incorporation No.:	31340
Place of Incorporation:	Hong Kong
10. Exchange on which listed:	香港聯合交易所有限公司
11. Name of director (English) as printed on HKID/Passport:	(Surname) Huang (Other names)Xiaofeng
14. Name of director (Chinese):	黄小峰
15. Chinese Character Code:	780614201496
18. Date of relevant event:	29/10/2008 (dd/mm/yyyy)
19. Date when director became aware of the relevant event/ interest in the shares (if later):	

20. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	150	201	201	5,700,000	HKD				

21. Total shares in associated corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	0	0.00

22. Total shares in associated corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	5,700,000	0.09

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only):

Code describing capacity	Number of shares

201	Long position	5,700,000

24. *Further* information in respect of derivative interests in associated corporation:

Code describing derivatives		Exercise period Begins	Ends	Consideration - if derivatives granted by associated corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Long Position	409	24/10/2010	23/04/2014	HKD0.000	HKD1.880		2,280,000
Long Position	409	24/10/2011	23/04/2014		HKD1.880		1,710,000
Long Position	409	24/10/2012	23/04/2014		HKD1.880		570,000
Long Position	409	24/10/2013	23/04/2014		HKD1.880		1,140,000

25. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

26. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

27. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

29. Date of filing this Form 3B: 31/10/2008 (dd/mm/yyyy)

31. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3B - Director's/Chief Executive's Notice – Interests in Shares of Associated Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Name of associated corporation of listed corporation:	金威啤酒集團有限公司
4. Registered office:	Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
5. Principal place of business:	Hong Kong
6. Class of shares in which interested:	Ordinary Shares
7. Number of issued shares in class:	1,706,672,000
8. Business registration number:	21040740-000
9. Certificate of Incorporation No.:	EC23108
Place of Incorporation:	Bermuda
10. Exchange on which listed:	香港聯合交易所有限公司
11. Name of director (English) as printed on HKID/Passport:	(Surname) Luo (Other names)Fanyu
14. Name of director (Chinese):	羅蕃郁
15. Chinese Character Code:	501256036735
18. Date of relevant event:	29/06/2007 (dd/mm/yyyy)
19. Date when director became aware of the relevant event/ interest in the shares (if later):	

20. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	141		201	16,444	HKD			2.42	301

21. Total shares in associated corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	70,000	0.00

22. Total shares in associated corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	86,444	0.01

23. Capacity in which interests disclosed in Box 22 are held (required for Initial Notification only):

Code describing capacity	Number of shares

Nil	

24. Further information in respect of derivative interests in associated corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by associated corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

25. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

26. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

27. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

28. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

29. Date of filing this Form 3B: 03/07/2007 (dd/mm/yyyy)

31. Number of attachments:

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	903,583,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Mcmahon (Other names)Gerard Joseph
8. Name of director (Chinese):	
9. Chinese Character Code:	
12. Date of relevant event:	02/05/2007 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		201	100,000	HKD	1.74	1.73		0

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	200,000	0.02

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	300,000	0.03

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 02/05/2007 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Tam (Other names)Wai Chu Maria
8. Name of director (Chinese):	譚惠珠
9. Chinese Character Code:	622319203796
12. Date of relevant event:	15/11/2007 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	124	201	201	200,000	HKD			1.66	301

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	200,000	0.02

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	200,000	0.02

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

	Code describing derivatives	Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long	409	09/06/2006	08/03/2016		1.660		200,000

Position							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 16/11/2007 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Tsang (Other names)Hon Nam
8. Name of director (Chinese):	曾翰南
9. Chinese Character Code:	258250600589
12. Date of relevant event:	12/12/2007 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held: Before relevant event	Code describing capacity in which shares were/are held: After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration code
Long position	121		201	50,000	HKD	1.55	1.55		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	300,000	0.03

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	350,000	0.04

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period: Begins	Exercise period: Ends	Consideration - if derivatives granted by listed corporation: Price for grant	Exercise price	Price on assignment	Number of shares
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 14/12/2007 (dd/mm/yyyy)

26. Number of attachments: 0

Back

Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Tsang (Other names)Hon Nam
8. Name of director (Chinese):	曾翰南
9. Chinese Character Code:	258250600589
12. Date of relevant event:	13/12/2007 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		201	150,000	HKD	1.55	1.533		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	350,000	0.04

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	500,000	0.06

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 14/12/2007 (dd/mm/yyyy)

26. Number of attachments: 0

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Shareholding Disclosures

Disclosure of Interests

Explanatory Notes

FORM 3A - Director's/Chief Executive's Notice - Interests in Shares of Listed Corporation

1. Name of listed corporation:	Guangnan (Holdings) Ltd.
2. Stock code:	01203
3. Class of shares:	Ordinary Shares
4. Number of issued shares in class:	905,603,285
5. Name of director (English) as printed on HKID/Passport:	(Surname) Tsang (Other names)Hon Nam
8. Name of director (Chinese):	曾翰南
9. Chinese Character Code:	258250600589
12. Date of relevant event:	22/01/2008 (dd/mm/yyyy)
13. Date when director became aware of the relevant event/ interest in the shares (if later):	

14. Details of relevant event:

	Relevant event code describing circumstances	Code describing capacity in which shares were/are held		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration code
Long position	121		201	100,000	HKD	1.33	1.33		

15. Total shares in listed corporation immediately before the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	500,000	0.06

16. Total shares in listed corporation immediately after the relevant event:

	Total number of shares	Percentage figure (%)
Long Position	600,000	0.07

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only):

Code describing capacity	Number of shares
Nil	

18. Further information in respect of derivative interests in listed corporation:

Code describing derivatives		Exercise period		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Nil							

19. Further information in relation to interests of children under 18 and/or spouse:

Name of child/spouse	Number of shares
Nil	

20. Further information in relation to interests of corporations controlled by Director:

Name of controlled corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest	Number of shares
Nil					

21. Further information in relation to interests held by Director jointly with another person:

Name of joint shareholder	Address	Number of shares
Nil		

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust:

Names of Trust	Address	Status code	Number of shares
Nil			

23. Further information from a party to an agreement under Section 317:

Names of other parties	Address	Number of shares
Nil		

Total number of shares in which substantial shareholder is interested under section 317 and 318:

24. Date of filing this Form 3A: 23/01/2008 (dd/mm/yyyy)

26. Number of attachments:

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END